As submitted confidentially to the Securities and Exchange Commission on January 23, 2026. Katapult Holdings, Inc. has requested confidential treatment of this draft registration statement pursuant to Rule 83 promulgated by the Securities and Exchange Commission. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KATAPULT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	001-39116 (Primary Standard Industrial Classification Code Number)	84-270291 (I.R.S. Employer Identification No.)

5360 Legacy Drive, Building 2
Plano, Texas 75024
(833) 528-2785
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Orlando Zayas
Chief Executive Officer
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, Texas 75024
(833) 528-2785
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John T. Owen Larry P. Medvinsky Morrison & Foerster LLP 250 W 55th Street New York, NY 10019 (212) 468-8000	Nicole Brookshire Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Cal Smith Rob Leclerc Zack Davis King & Spalding LLP 1180 Peachtree Street NE Suite 1600 Atlanta, GA 30309 (404) 572-4600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon consummation of the mergers described in the enclosed proxy statement/prospectus.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting unaudited financial statements as of and for the three and nine months ended September 30, 2025 and 2024 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this document is not complete and may be changed. These securities may not be issued until the Registration Statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED           , 2026

PROXY STATEMENT OF KATAPULT HOLDINGS, INC.
PROSPECTUS FOR SHARES OF COMMON STOCK
TRANSACTIONS PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear Stockholders of Katapult:
On December 11, 2025, Katapult Holdings, Inc., a Delaware corporation (“Katapult”), Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of Katapult (“Merger Sub 1”), Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Katapult (“Merger Sub 2”), CCF Holdings LLC, a Delaware limited liability company (“CCFI”), and Aaron’s Intermediate Holdco, Inc., a Delaware corporation (“Aaron’s”), entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into Aaron’s (the “Aaron’s Merger”), (ii) Merger Sub 2 will merge with and into CCFI (the “CCFI Merger” and, together with the Aaron’s Merger, the “Mergers”) and (iii) upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron’s and CCFI will become a wholly owned indirect subsidiary of Katapult.
Subject to the terms and conditions of the Merger Agreement and the Contribution and Exchange Agreements, (x) (1) immediately prior to Aaron’s Merger Effective Time and subject to all conditions to Closing being met, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units in exchange for 943,580 shares of common stock, $0.0001 par value per share, of Katapult (“Katapult Common Stock”) and (2) immediately prior to the CCFI Merger Effective Time and subject to all conditions to Closing being met, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for 11,011,927 shares of Katapult Common Stock; and (y) (a) at the Aaron’s Merger Effective Time, (i) any shares of common stock of Aaron’s, par value $0.01 per share (the “Aaron’s Common Stock”) held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP Holdings, LLC or any subsidiary of Aaron’s immediately prior to the Aaron’s Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, and (ii) the aggregate equity interests of Aaron’s outstanding as of immediately prior to the Aaron’s Merger Effective Time (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock but not including the Aaron’s MIP Units, and excluding shares to be canceled pursuant to the preceding clause (i) and excluding shares of Aaron’s Common Stock that are outstanding immediately prior to the Aaron’s Merger Effective Time and which are held by stockholders who have exercised and perfected dissenters’ rights for such shares of Aaron’s Common Stock in accordance with the General Corporation Law of the State of Delaware, as amended) will be collectively converted solely into the right to receive an aggregate of 11,369,237 shares of Katapult Common Stock, for all such outstanding equity interests and (b) at the CCFI Merger Effective Time, (i) any units of CCFI (the “CCFI Units”) held in treasury or held or owned by CCFI, Merger Sub 2 or any subsidiary of CCFI immediately prior to the CCFI Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor, (ii) the aggregate equity interests of CCFI outstanding as of immediately prior to the CCFI Merger Effective Time (including the CCFI Units and CCFI Phantom Units but not including the CCFI MIP Equity, CCFI Options and CCFI Warrants, and excluding CCFI Units to be canceled pursuant to the preceding clause (i)) will be collectively converted solely into the right to receive an aggregate of 58,516,558 shares of Katapult Common Stock, (iii) 244,146 shares of Katapult Common Stock will be subject to the CCFI Warrants (assuming cashless exercise before Closing) and (iv) vested CCFI Options that are outstanding shall be forfeited for no consideration.
No fractional shares of Katapult Common Stock will be issued in the Mergers; instead, all fractional shares of Katapult Common Stock to which a CCFI unitholder or Aaron’s stockholder would have been entitled will be aggregated and the resulting fraction of a share of Katapult Common Stock will be surrendered by such holder and such holder will be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock on The NASDAQ Capital Market LLC (“NASDAQ”) on the date the Mergers become effective. Existing stockholders of Katapult will continue to own their existing Katapult Common Stock following completion of the Mergers. Immediately following completion of the Mergers, the existing Katapult stockholders, CCFI unitholders and Aaron’s stockholders are expected to hold approximately 6.0%, 79.9% and 14.1%, respectively, of the issued and outstanding shares of the combined organization (on a fully diluted basis).
In connection with the Mergers, based on 5,239,497 outstanding shares of Katapult Common Stock as of December 11, 2025 (on a fully diluted basis and giving effect to the Hawthorn Preferred Stock Exchange), we anticipate that Katapult will issue a total of approximately 82,085,448 shares of Katapult Common Stock, including 69,772,631 shares to CCFI unitholders and 12,312,817 shares to Aaron’s stockholders, as described above. Shares of Katapult Common Stock and Katapult’s public warrants (“Katapult Public Warrants”) are currently listed on NASDAQ under the symbols “KPLT” and “KPLTW”, respectively. If the Mergers are consummated, Katapult Common Stock and Katapult Public Warrants will continue to be listed on NASDAQ under the symbols “KPLT” and “KPLTW”, respectively. On January 22, 2026, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Katapult Common Stock was $6.50 per share and the closing price of Katapult Public Warrants was $0.003 per warrant.
Katapult is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the Mergers and related matters. At the Katapult special meeting, which will be held on         , 2026, at     a.m., virtually at www.virtualshareholdermeeting.com/KPLTSM2026.com, unless postponed or adjourned to a later date, Katapult will ask its stockholders to:
1.
approve the issuance of Katapult Common Stock to the CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants (assuming cashless exercise before Closing), holders of CCFI Phantom Units, Aaron’s stockholders and Aaron’s MIP Holders in accordance with the terms of the Merger Agreement and the change of control resulting from the Mergers pursuant to NASDAQ Rules 5635(a) and 5635(b) (the “Stock Issuance Proposal”);

2.
approve and adopt a customary incentive plan with terms substantially comparable to those set forth in the Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended (the “Katapult 2021 Plan”) and pursuant to which at least 9,000,000 shares of Katapult Common Stock will be authorized for issuance (the “2026 Plan”, and such proposal, the “2026 Plan Proposal”);

3.
approve, on a non-binding, advisory basis, the merger-related compensation that may be paid or become payable to Katapult’s named executive officers in connection with the Mergers (the “Compensation Proposal”); and

4.
authorize the adjournment of the Katapult special meeting, if determined by the Katapult board of directors (the “Katapult Board”) or any committee thereof to be necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal or if a quorum is not present at the Special Meeting (the “Adjournment Proposal”).

Katapult stockholders are being asked to approve the Stock Issuance Proposal pursuant to the Merger Agreement and vote in favor of any other matter necessary to consummate the Mergers or any of the other transactions contemplated by the Merger Agreement (the “Contemplated Transactions”). After careful consideration, the Katapult Board has approved the Merger Agreement and the Mergers and the respective proposals referred to above, and the Katapult Board has determined that it is advisable to enter into the Merger Agreement and related transactions. The Katapult Board recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.
The Katapult Board has fixed the close of business on          , 2026 as the record date for the determination of Katapult stockholders entitled to notice of, and to vote at, the special meeting. Whether or not you plan to attend the special meeting and regardless of the number of shares you own, your careful consideration of, and vote on, the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal is important, and you are encouraged to vote promptly. The Mergers cannot be completed unless the Stock Issuance Proposal is approved by the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present, via live audio webcast, or represented by proxy and entitled to vote on the Stock Issuance Proposal (the “Required Katapult Stockholder Vote”). Your vote is very important, regardless of the number of shares of Katapult Common Stock that you own.
Please note that the Special Meeting will be held via the internet only. The accompanying proxy statement/prospectus includes instructions on how to participate in the meeting and the means by which you may vote your shares and submit questions. EVEN IF YOU PLAN TO ATTEND THE VIRTUAL SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY BY INTERNET, PHONE OR MAIL AS SOON AS POSSIBLE. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the attached proxy statement/prospectus.
The obligations of Katapult, CCFI and Aaron’s to complete the Mergers are subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, a copy of which is included as part of the accompanying proxy statement/prospectus. More information about Katapult, CCFI, Aaron’s and the proposed transactions is contained in this proxy statement/prospectus. Katapult urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26.
Katapult is excited about the opportunities the Mergers bring to Katapult’s stockholders, and thanks you for your consideration and continued support.

Donald Gayhardt
Chairman of the Board
Katapult Holdings, Inc.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGERS OR DETERMINED THAT THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated                 , 2026, and is first being mailed to Katapult stockholders of record on or about                 , 2026.

5360 Legacy Drive, Building 2
Plano, Texas 75024
KATAPULT HOLDINGS, INC.
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON           , 2026
To Katapult Stockholders:
On December 11, 2025, Katapult Holdings, Inc., a Delaware corporation (“Katapult”), Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of Katapult (“Merger Sub 1”), Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Katapult (“Merger Sub 2”), CCF Holdings LLC, a Delaware limited liability company (“CCFI”), and Aaron’s Intermediate Holdco, Inc., a Delaware corporation (“Aaron’s”), entered into an Agreement and Plan of Merger (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into Aaron’s (the “Aaron’s Merger”), (ii) Merger Sub 2 will merge with and into CCFI (the “CCFI Merger” and together with the Aaron’s Merger, the “Mergers”) and (iii) upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron’s and CCFI will become a wholly owned subsidiary of Katapult.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Katapult Common Stock (including any adjournment or postponement thereof, the “Special Meeting”) will be held on        , 2026, at    a.m. (Eastern Time), virtually at www.virtualshareholdermeeting.com/KPLTSM2026.com. We are pleased to notify you of and invite you to the Special Meeting. The Special Meeting will be held exclusively online in virtual format to provide a consistent experience to all stockholders regardless of location. There will be no physical location for the Special Meeting, and you will not be able to attend the Special Meeting in person.
At the Special Meeting you will be asked to consider and vote on the following proposals to:
1.
approve the issuance of Katapult Common Stock to the CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants (assuming cashless exercise before Closing), holders of CCFI Phantom Units, Aaron’s stockholders and Aaron’s MIP Holders in accordance with the terms of the Merger Agreement and the change of control resulting from the Mergers pursuant to NASDAQ Rules 5635(a) and 5635(b) (the “Stock Issuance Proposal”);

2.
approve and adopt a customary incentive plan with terms substantially comparable to those set forth in the Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended (the “Katapult 2021 Plan”) and pursuant to which at least 9,000,000 shares of Katapult Common Stock will be authorized for issuance (the “2026 Plan”, and such proposal, the “2026 Plan Proposal”);

3.
approve, on a non-binding, advisory basis, the merger-related compensation that may be paid or become payable to Katapult’s named executive officers in connection with the Mergers (the “Compensation Proposal”); and

4.
authorize the adjournment of the Special Meeting, if determined by the Katapult Board or any committee thereof to be necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal or if a quorum is not present at the Special Meeting (the “Adjournment Proposal”).

Katapult will transact no other business at the Special Meeting, except for business properly brought before the Special Meeting by or at the direction of the Katapult Board. The Katapult Board has fixed         , 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Holders of record of shares of Katapult Common Stock at the close of business on          , 2026, the record date, are entitled to

notice of, and to vote at, the Special Meeting. A complete list of Katapult stockholders entitled to vote at the Special Meeting will be available for inspection at Katapult’s principal office at 5360 Legacy Drive, Building 2, Plano, Texas 75024 during regular business hours for a period of 10 days ending on the day before the Special Meeting. If you would like to inspect the list of Katapult stockholders of record, please email the Investor Relations department at ir@katapult.com to schedule an appointment or request access. At the close of business on         , 2026, the record date, there were        shares of Katapult Common Stock outstanding and entitled to vote.
Completion of the Mergers is conditioned on the approval of the Stock Issuance Proposal by stockholders of Katapult. The Stock Issuance Proposal, the 2026 Plan Proposal and the Compensation Proposal require the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock, present, via live audio webcast, or represented by proxy and entitled to vote on the Stock Issuance Proposal, the 2026 Plan Proposal and the Compensation Proposal. The affirmative vote of the holders of a majority of the shares of Katapult Common Stock, present, via live audio webcast, or represented by proxy at the Special Meeting and entitled to vote on the matter, is required for approval of the Adjournment Proposal. The Katapult Board has unanimously determined and believes that each of the proposals outlined above is advisable to, and in the best interests of, Katapult and its stockholders and has approved each such proposal. The Katapult Board unanimously recommends that Katapult stockholders vote “FOR” each such proposal.
If you have any questions or need assistance with voting, please contact Katapult’s proxy solicitor, Mackenzie Partners, Inc., by calling 800-322-2885 or by emailing proxy@mackenziepartners.com.
Your vote is important regardless of the numbers of shares of Katapult Common Stock that you own. Whether or not you expect to attend the Special Meeting, we urge you to promptly submit your vote in advance of the meeting. EVEN IF YOU PLAN TO ATTEND THE VIRTUAL SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY BY INTERNET, PHONE OR MAIL AS SOON AS POSSIBLE. If you later choose to revoke your proxy or change your vote, you may do so by following the procedures described in the proxy statement/prospectus of which this notice is a part.
Submitting a proxy will not prevent you from voting at the Special Meeting, but it will help to secure a quorum and avoid added solicitation costs if you decide not to or become unable to attend the Special Meeting. If you attend the Special Meeting, you may vote your shares of Katapult Common Stock virtually at the Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the proxy statement/prospectus of which this notice is a part. Please note that the Special Meeting will be held via the internet only. The proxy statement/prospectus of which this notice is a part includes instructions on how to participate in the meeting and the means by which you may vote your shares and submit questions.
This proxy statement/prospectus of which this notice is a part provides you with detailed information about the proposed Mergers and related matters. We encourage you to read the entire document carefully. In particular, see the section titled “Risk Factors” beginning on page 26 for a discussion of risks related to the Mergers, ownership of the Katapult Common Stock received in the Mergers, an investment in Katapult Common Stock, and Katapult’s business following the consummation of the Mergers.
The accompanying proxy statement/prospectus describes the Merger Agreement, the Mergers, and the actions to be taken in connection with the Mergers, as well as provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/prospectus.
By Order of the Katapult Board of Directors,
Donald Gayhardt
Chairman of the Board
          , 2026

PLEASE VOTE YOUR SHARES PROMPTLY. IF YOU ARE A RECORD HOLDER, YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGERS, THE STOCK ISSUANCE PROPOSAL, THE 2026 PLAN PROPOSAL, THE COMPENSATION PROPOSAL OR THE ADJOURNMENT PROPOSAL, OR VOTING YOUR SHARES, PLEASE CONTACT:
Mackenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Toll-Free: 800-322-2885

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Katapult from other documents that are not included in or delivered with this proxy statement/prospectus.
You can obtain any of the documents incorporated by reference into this proxy statement/prospectus (other than certain exhibits or schedules to those documents) without charge by requesting them in writing or by telephone from Mackenzie Partners, Inc., Katapult’s proxy solicitor, at the following address and telephone number:
Mackenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
800-322-2885
Katapult files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). The SEC maintains a website that has reports, proxy and information statements and other information about Katapult. The address of that site is https://www.sec.gov. The reports and other information filed by Katapult with the SEC are also available at its website, which is at https://katapult.com under the tab “Investor Relations,” then under the heading “Financial Information,” and then under the heading “SEC Filings.” Information on these websites is not part of this proxy statement/prospectus. Additionally, you may obtain this information upon your written or oral request by contacting the Corporate Secretary of Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, Texas 75024, or by calling (833) 528-2785. For additional details about where you can find information about Katapult, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.
The contents of the websites of the SEC, Katapult, CCFI, Aaron’s or any other entity are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites is being provided only for your convenience.
To ensure timely delivery of these documents in advance of the Special Meeting to be held on         , 2026, any request should be made no later than        , 2026 to receive them before the Special Meeting, which is the date that is five (5) business days before the date of the Special Meeting.
In addition, if you have questions about the Mergers or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact: Mackenzie Partners, Inc., the proxy solicitor for Katapult, toll-free at 800-322-288. You will not be charged for any of these documents that you request.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the information incorporated by reference in this proxy statement/prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Forward-looking statements are based on the current beliefs and assumptions of the management of Katapult, CCFI and Aaron’s, respectively, and can often be identified by terms and phrases that include “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “should,” “would,” “could,” “may,” “plan,” “project,” “predict,” “will,” “potential,” “forecast,” “target,” “guidance,” “outlook,” or other similar terminology. Various factors may cause actual results to be materially different than the suggested outcomes within forward-looking statements. Accordingly, there is no assurance that such results will be realized.
In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements included in this proxy statement/prospectus might not occur or might occur to a different extent or at a different time than described. Actual results may differ materially from the current expectations of Katapult, CCFI and Aaron’s depending on a number of factors affecting their businesses and risks associated with the successful execution of the Mergers. In evaluating these forward-looking statements, you should carefully consider the risks described herein. See the sections titled “Risk Factors” and “Where You Can Find More Information” in this proxy statement/prospectus. Factors that could have a material adverse effect on operations and future prospects or that could cause events or circumstances to differ from the forward-looking statements include, but are not limited to:
•
our ability to maintain adequate financing, meet liquidity requirements and comply with restrictive covenants related to indebtedness;

•
our ability to obtain regulatory approval and meet other closing conditions to the proposed Mergers, including shareholder approval;

•
potential adverse reactions or changes to business relationships resulting from the announcement, pendency or inability to complete the Mergers on the expected timeframe or at all;

•
litigation relating to the proposed Mergers;

•
the inability to retain key personnel, or potential diminished productivity due to the impact of the proposed Mergers on Katapult’s current and prospective employees, key management, customers, distributors, merchants and other business partners;

•
anticipated tax treatment of the Mergers;

•
unexpected costs, charges or expenses resulting from the Mergers;

•
the combined organization’s ability to successfully integrate and grow its business;

•
the ability to comply with laws and regulations applicable to Katapult’s business and the business of the combined organization, including laws and regulations related to rental purchase transactions;

•
uncertainty as to the long-term value of Katapult’s Common Stock;

•
executing on our business and management strategies;

•
the timing and impact of our growth initiatives on our future financial performance and the impact of our business growth strategy;

•
anticipating the occurrence and timing of prime lending tightening and impact on our results of operations;

•
general economic conditions in the markets where we operate, the cyclical nature of consumer spending, and seasonal sales and spending patterns of consumers;

•
factors affecting consumer spending that are not under our control, including, among others, levels of employment, disposable consumer income, inflation, prevailing interest rates, consumer debt and availability of credit, pandemics, consumer confidence in future economic conditions, political

i

conditions, and consumer perceptions of personal well-being and security and willingness and ability of consumers to pay for the goods they lease through us when due;
•
risks relating to uncertainty of our estimates of market opportunity and forecasts of market growth, including the home furnishings and retail environment;

•
the effects of competition on our future business;

•
the impact of unstable market and economic conditions such as impact of tariffs, rising inflation and interest rates;

•
reliability of our platform and effectiveness of our risk models;

•
attracting and retaining employees, executive officers or directors;

•
obtaining additional capital, including equity or debt financing, including the prospective Debt Financing (as defined below), and servicing our indebtedness;

•
enhancing future operating and financial results;

•
costs and effects of legal and administrative proceedings, settlements, investigations, and claims;

•
litigation, regulatory matters, complaints, adverse publicity and/or misconduct by employees, vendors and/or service providers; and

•
our ability to meet the minimum requirements for continued listing on the NASDAQ Global Market (or such other NASDAQ market on which the Katapult Common Stock then trades) (“NASDAQ”).

The list of factors presented here is considered representative, and no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Katapult’s, CCFI’s or Aaron’s consolidated financial condition, results of operations or liquidity. Neither Katapult, nor CCFI nor Aaron’s assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. These and other important factors, including those discussed under “Risk Factors” in Katapult’s Annual Report on Form 10-K for the year ended December 31, 2024, Katapult’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 20, 2025 and September 30, 2025, as well as Katapult’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and Katapult, CCFI and Aaron’s disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

v

CERTAIN DEFINITIONS
Certain abbreviations and terms used in the text and notes of this proxy statement/prospectus are defined below:
“2019 Loan Agreement” means the Loan and Security Agreement, dated May 14, 2019, by and among the Credit Parties, Midtown Madison Management LLC and the other lenders party thereto (as amended, amended and restated, supplemented, revised or otherwise modified from time to time prior to June 12, 2025).
“2024 Aaron’s Take Private” means, collectively, the 2024 Merger and the 2024 Merger Post-Closing Transfer.
“2024 Merger” means the merger of The Aaron’s Company, Inc. with and into Polo Merger Sub, Inc. to consummate the acquisition of The Aaron’s Company, Inc. by IQVentures Holdings, LLC.
“2024 Merger Post-Closing Transfer” means the transfer of one hundred percent (100%) of the equity interest in Aaron’s to IQV Holdco by IQVentures Holdings, LLC, with approximately 10.5% of the Aaron’s ownership interests apportioned to Aaron’s MIP, immediately following the consummation of the 2024 Merger.
“2025 Loan Agreement” means that certain Amended and Restated Loan and Security Agreement, dated June 12, 2025, by and among the Credit Parties, Midtown Madison Management LLC, and the lenders party thereto, which amended and restated the 2019 Loan Agreement in its entirety.
“2026 Plan” means the incentive plan to be approved with terms substantially comparable to the Katapult 2021 Plan, authorizing at least 9,000,000 shares of Katapult Common Stock for issuance.
“2026 Plan Proposal” means the proposal for the holders of Katapult Common Stock to approve the 2026 Plan.
“Aaron’s” means Aaron’s Intermediate Holdco, Inc., a Delaware corporation.
“Aaron’s Common Stock” means any shares of common stock of Aaron’s, par value $0.01 per share.
“Aaron’s Contribution” means the transactions contemplated in the Aaron’s Contribution and Exchange Agreement.
“Aaron’s Contribution and Exchange Agreement” means that certain Contribution and Exchange Agreement, dated December 11, 2025, by and among certain members of Aaron’s management, Katapult, Aaron’s and CCFI.
“Aaron’s Employee Plans” means all employee plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of Aaron’s or its subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by Aaron’s or its subsidiaries, or with respect to which Aaron’s or its subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).
“Aaron’s Interests” means the equity interests of Aaron’s (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock, but not including the Aaron’s MIP Units) outstanding as of immediately prior to the Aaron’s Merger Effective Time (excluding the shares of Aaron’s Common Stock to be canceled and retired or that are outstanding immediately prior to the Aaron’s Merger Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Aaron’s Common Stock in accordance with the DGCL).
“Aaron’s Merger” means the merger of Merger Sub 1 with and into Aaron’s at the Aaron’s Merger Effective Time.
“Aaron’s Merger Effective Time” means the time as of which the Aaron’s Merger becomes effective.
“Aaron’s Merger Share Amount” means 11,369,237 shares of Katapult Common Stock.

“Aaron’s MIP” means Aaron’s MIP Holdings, LLC, a Delaware limited liability company and management incentive plan entity adopted by The Aaron’s Company to align the interests of the Aaron’s management team with IQV Holdco.
“Aaron’s MIP Exchange” means the exchange of Aaron’s MIP Units for Aaron’s MIP Rollover Interests.
“Aaron’s MIP Holders” means the holders of Aaron’s MIP Units.
“Aaron’s MIP Rollover Interests” means 943,580 shares of Katapult Common Stock issued to the Aaron’s MIP Holders pursuant to the Aaron’s MIP Exchange.
“Aaron’s MIP Units” means the Class A Unit and Class B membership interests of Aaron’s MIP.
“Acquisition Inquiry” means with respect to a Party, an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for information made or submitted by Aaron’s, on the one hand, or Katapult, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.
“Aaron’s Surviving Corporation” means Aaron’s as the surviving corporation in the Aaron’s Merger pursuant to the terms and subject to the conditions set forth in the Merger Agreement.
“Acquisition Proposal” means with respect to a Party, any offer or proposal, whether written or oral made by a third party (other than an offer or proposal made or submitted by or on behalf of Aaron’s or any of its Affiliates, on the one hand, or by or on behalf of Katapult or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party or any of its Subsidiaries is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding securities of any class of voting securities of a Party; or (iii) in which a Party issues securities representing twenty percent (20%) or more of the outstanding securities of any class of voting securities of such Party; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets (it being understood that assets includes equity interests of Subsidiaries) that constitute or account for twenty percent (20%) or more of the fair market value of the consolidated assets of a Party and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such transaction) with it being understood that, for purposes of this definition of Acquisition Transaction, the words “Party” or “Parties” means Katapult or Aaron’s or CCFI.

“Blue Owl” means Blue Owl Capital Inc. and its affiliates.
“CCFI” means CCF Holdings LLC, a Delaware limited liability company.
“CCFI CIC Plan” means CCFI Change of Control Bonus Plan.
“CCFI Contribution” means the transactions contemplated in the CCFI Contribution and Exchange Agreement.
“CCFI Contribution and Exchange Agreement” means that certain Contribution and Exchange Agreement, dated December 11, 2025, by and between certain members of CCFI management, Katapult, Aaron’s and CCFI.
“CCFI LLCA” means CCFI limited liability company agreement.
“CCFI Merger” means the merger of Merger Sub 2 with and into CCFI at the CCFI Merger Effective Time.

“CCFI Merger Effective Time” means the time as of which the CCFI Merger becomes effective.
“CCFI Merger Share Amount” means an aggregate of 58,516,558 shares of Katapult Common Stock.
“CCFI MIP” shall mean CCFI MIP Holdings LLC, a Delaware limited liability company and management incentive plan entity adopted by CCFI to align the interests of the CCFI management team with CCFI equityholders.
“CCFI MIP Equity” means the equity interests of CCFI MIP.
“CCFI MIP Exchange” means the exchange of CCFI MIP Equity for CCFI MIP Rollover Interests.
“CCFI MIP Holders” means the holders of CCFI MIP Equity.
“CCFI MIP Rollover Interests” means 11,011,927 shares of Katapult Common Stock issued to the CCFI MIP Holders pursuant to the CCFI MIP Exchange.
“CCFI Non-Voting Units” shall mean the units of CCFI other than the CCFI Voting Units.
“CCFI Options” means the outstanding options to purchase CCFI Units.
“CCFI Surviving Company” means CCFI as the surviving limited liability company in the CCFI Merger pursuant to the terms and subject to the conditions set forth in the Merger Agreement.
“CCFI Phantom Unit Agreements” means the phantom restricted unit agreements entered into between CCFI and each of H. Eugene Lockhart, Eugene Schutt, Jennifer Adams Baldock and Michael Heller.
“CCFI Phantom Units” means the phantom restricted units of CCFI.
“CCFI Units” means the CCFI Non-Voting Units and the CCFI Voting Units.
“CCFI Voting Units” means the Class A Common Units and the Class D Preferred Units.
“CCFI Warrants” means the outstanding warrants to purchase CCFI Units.
“CCFI Warrant Amount” means 244,146 shares of Katapult Common Stock subject to the CCFI Warrants (assuming cashless exercise before Closing).
“Certificate of Designations” means the Series A Certificate of Designations together with the Series B Certificate of Designations.
“Class A Directors” means the Class of the Katapult Board whose term ends at the first annual meeting following the Closing.
“Class B Directors” means the Class of the Katapult Board whose term ends at the second annual meeting following the Closing.
“Class C Directors” means the Class of the Katapult Board whose term ends at the third annual meeting following the Closing.
“Closing” means the consummation of the Mergers.
“Compensation Proposal” means the proposal for the holders of Katapult Common Stock to approve, on a non-binding advisory basis, the merger-related compensation that may be paid or become payable to Katapult’s named executive officers in connection with the Mergers.
“Contemplated Transactions” means the transactions contemplated by the Merger Agreement.
“Contributions” means the Aaron’s Contribution and the CCFI Contribution.
“Contribution and Exchange Agreement” means the Aaron’s Contribution and Exchange Agreement and the CCFI Contribution and Exchange Agreement.
“Credit Parties” means Katapult SPV-1 LLC, Katapult Group, Inc., and Katapult.

x

“CURO” means CURO Group Holdings Corp. (n/k/a Attain Finance).
“DGCL” means the General Corporation Law of the State of Delaware.
“DLLC” means the Delaware Limited Liability Company Act.
“End Date” means September 30, 2026.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“First Amended Loan Agreement” means that certain Amended and Restated Loan and Security Agreement, dated June 12, 2025, by and among the Credit Parties, Midtown Madison Management LLC, and the lenders party thereto (as amended by the Limited Waiver dated September 15, 2025 and the First Amendment).
“First Amendment” means that certain Limited Waiver and First Amendment to Amended and Restated Loan and Security Agreement, dated November 2, 2025, among the Credit Parties, Midtown Madison Management LLC, and the lenders party thereto.
“First Warrants” means the warrants to purchase an aggregate of 160,000 shares of Katapult Common Stock at $0.25 per share held by Hawthorn.
“Hawthorn” means HHCF Series 21 Sub, LLC, a subsidiary of Hawthorn Horizon Credit Fund, LLC.
“Hawthorn Side Letter” means that certain side letter, dated December 11, 2025, by and among Katapult, Aaron’s, CCFI and Hawthorn to effectuate the Hawthorn Preferred Stock Exchange.
“Hawthorn Preferred Stock Exchange” means Katapult’s repurchase of all outstanding shares of Katapult Convertible Preferred Stock issued to Hawthorn immediately prior to the consummation of the Mergers pursuant to the Hawthorn Side Letter.
“Hawthorn Transaction” means the Hawthorn Preferred Stock Exchange, and all other related transactions.
“Hawthorn Warrant Exercise” means Hawthorn’s exercise of the Katapult Private Warrants on a cashless basis in full for shares of Katapult Common Stock pursuant to the Hawthorn Side Letter.
“Intended Tax Treatment” means (a) the qualification of each of the Aaron’s Merger and the CCFI Merger as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) the qualification of the Mergers, together with the Aaron’s MIP Exchange and the CCFI MIP Exchange as part of an integrated transaction, as an exchange described in Section 351 of the Code.
“IQV Holdco” means IQV Holdco, LLC, a Delaware limited liability company.
“IQVentures” means IQVentures Holdings, LLC, an Ohio limited liability company.
“Katapult” means Katapult Holdings, Inc., a Delaware corporation.
“Katapult 2014 Plan” means the Cognical Holdings, Inc. 2014 Stock Incentive Plan.
“Katapult 2021 Plan” means the Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended.
“Katapult Board” means the board of directors of Katapult.
“Katapult Bylaws” means the Second Amended and Restated Bylaws of Katapult.
“Katapult Charter” means the Second Amended and Restated Certificate of Incorporation of Katapult, as amended, including the Series A Certificate of Designation and the Series B Certificate of Designation.
“Katapult Common Stock” means shares of common stock of Katapult, par value $0.0001 per share.

“Katapult Convertible Preferred Stock” means the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock.
“Katapult Equity Plans” means the Katapult 2014 Plan and the Katapult 2021 Plan.
“Katapult Preferred Stock” means shares of undesignated preferred stock of Katapult, par value $0.0001 per share.
“Katapult Private Warrants” means the First Warrants and Second Warrants held by Hawthorn.
“Katapult Public Warrants” means public warrants of Katapult, each exercisable for 1/25th of a share of Katapult Common Stock.
“Katapult Stock Issuance” means the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s, the Aaron’s MIP Holders, the Unitholders of CCFI and the CCFI MIP Holders, pursuant to the terms of the Merger Agreement.
“Katapult Support Agreements” means the support agreements, each dated December 11, 2025, by and among certain stockholders of Katapult, Katapult, CCFI and Aaron’s.
“Lenders” means those lenders party to the Loan Agreement.
“Loan Agreement” means that certain Amended and Restated Loan and Security Agreement, dated June 12, 2025, by and among the Credit Parties, Midtown Madison Management LLC, and the lenders party thereto (as amended by the Limited Waiver dated September 15, 2025, the First Amendment, the Second Amendment and as further amended, amended and restated, supplemented, revised, or otherwise modified from time to time prior to the date hereof).
“Lock-Up Agreements” means the lock-up agreements, each dated December 11, 2025, by and among certain officers, directors, and equityholders of each of Katapult, CCFI, and Aaron’s, and each of Katapult, CCFI and Aaron’s.
“Merger Agreement” means that certain Agreement and Plan of Merger, dated December 11, 2025, by and among Katapult, Merger Sub 1, Merger Sub 2, CCFI, and Aaron’s (as it may be amended, restated, supplemented or otherwise modified from time to time).
“Merger Consideration” means the shares of Katapult Common Stock to be issued to the stockholders of Aaron’s, the Aaron’s MIP Holders, the unitholders of CCFI and the CCFI MIP Holders, pursuant to the terms of the Merger Agreement and the Contribution and Exchange Agreements.
“Merger Sub 1” means Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of Katapult.
“Merger Sub 2” means Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Katapult.
“Mergers” means the CCFI Merger, together with the Aaron’s Merger.
“New Revolving Facility” means the amended and upsized revolving credit facility provided for by the Loan Agreement.
“Polo Merger Sub” means Polo Merger Sub, Inc. a Georgia corporation and wholly owned subsidiary of IQVentures Holdings, LLC.
“Preferred Stockholder Approval” means the approval of Katapult’s stockholders as contemplated by the NASDAQ Rules.
“Registration Rights Agreement” means that certain Registration Rights Agreement, dated December 11, 2025, by and among by Katapult and certain equityholders of Aaron’s and CCFI.
“Registration Statement” means this registration statement on Form S-4 to be filed with the SEC by Katapult registering the public offering of Katapult Common Stock to Aaron’s MIP Holders, holders of

Aaron’s Common Stock and CCFI MIP Holders and holders of CCFI Units, in the Contemplated Transactions, including all or a portion of the shares of Katapult Common Stock to be issued in exchange for all other shares of Aaron’s Common Stock, Aaron’s MIP Units, CCFI Units and CCFI MIP Equity in the Contemplated Transactions, as such registration statement may be amended from time to time.
“Required Katapult Stockholder Vote” means the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present, via live audio webcast, or represented by proxy and entitled to vote on the Stock Issuance Proposal.
“Second Amendment” means that certain Limited Waiver and Second Amendment to Amended and Restated Loan and Security Agreement, dated December 11, 2025, among the Credit Parties, Midtown Madison Management LLC, and the lenders party thereto.
“Second Warrants” means warrants to purchase an aggregate of 486,264 Katapult Common Stock at an exercise price of $0.01 per share held by Hawthorn.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Series A Certificate of Designation” means the Preferred Stock Designation for the Series A Convertible Preferred Stock.
“Series A Convertible Preferred Stock” means the 35,000 shares of Katapult Preferred Stock designated as “Series A Convertible Preferred Stock.”
“Series A Investment Agreement” means that certain Series A Investment Agreement, dated November 3, 2025, by and between Katapult and Hawthorn.
“Series B Certificate of Designation” means the Preferred Stock Designation for the Series B Convertible Preferred Stock.
“Series B Convertible Preferred Stock” means the 30,000 shares of Katapult Preferred Stock designated as “Series B Convertible Preferred Stock”.
“Series B Investment Agreement” means that certain Series B Investment Agreement, dated November 3, 2025, by and between Katapult and Hawthorn.
“Special Meeting” means the special meeting of Katapult stockholders to obtain approval of the Stock Issuance Proposal.
“Stockholders Agreement” means that certain Stockholders Agreement, dated December 11, 2025, by and among Katapult and certain equityholders of Aaron’s and CCFI.
“Stock Issuance Proposal” means the proposal for Katapult stockholders to approve the issuance of Katapult Common Stock pursuant to the Merger Agreement.
“Superior Offer” means an unsolicited bona fide Acquisition Proposal (with all references to “twenty percent (20%) or more” in the definition of Acquisition Transaction being treated as references to “fifty percent (50%) or more” for these purposes), that was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement, made by a third party that the Transaction Committee and the Katapult Board (acting upon the recommendation of the Transaction Committee) determine in good faith, after consultation with its outside legal counsel and financial advisor(s), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms, the ability of such third party to finance such Acquisition Proposal, the likelihood of consummation thereof, the identity of the counterparty and any other legal, financial and regulatory aspects of the Acquisition Proposal that are determined in good faith to be relevant), (1) is more favorable from a financial point of view to Katapult stockholders than as provided under the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by either Party in response to such Superior Offer pursuant to and in accordance with the provisions of the Merger Agreement) and (2) is reasonably capable of being completed on the terms proposed.

“The Aaron’s Company” means The Aaron’s Company, Inc.
“Transaction Committee” means the Transaction Committee of the Katapult Board.
“Warrant Price” means the price to exercise the Katapult Private Warrants, on an aggregate basis.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Katapult (File No. 333-   ), constitutes a prospectus of Katapult under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.0001 per share, of Katapult (“Katapult Common Stock”) to be issued to CCFI unitholders and Aaron’s stockholders pursuant to the Merger Agreement. This document also constitutes a proxy statement of Katapult under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the Special Meeting, at which Katapult stockholders will be asked to consider and vote on the approval of the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal.
Katapult has supplied all information contained in this proxy statement/prospectus (including the annexes hereto), relating to Katapult, Merger Sub 1 and Merger Sub 2, CCFI has supplied all such information relating to CCFI and Aaron’s has supplied all such information relating to Aaron’s contained in this proxy statement/prospectus or incorporated by reference herein, as applicable.
You should rely only on the information contained in this proxy statement/prospectus, the annexes hereto and the information incorporated by reference into this proxy statement/prospectus. None of Katapult, CCFI or Aaron’s have authorized anyone to provide you with information other than the information that is contained in this proxy statement/prospectus (including the annexes hereto) or incorporated by reference into this proxy statement/prospectus. Each of Katapult, CCFI or Aaron’s takes no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This proxy statement/prospectus is dated       , 2026, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information included as annexes to this proxy statement/prospectus or incorporated by reference herein is accurate as of any date other than the date of such document. None of Katapult, CCFI or Aaron’s assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. Neither the mailing of this proxy statement/prospectus to Katapult stockholders nor the issuance by Katapult of shares of Katapult Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
TRADEMARK NOTICE
Katapult, CCFI and Aaron’s have proprietary rights to trademarks, trade names and service marks appearing in this proxy statement/prospectus that are important to their respective businesses. This proxy statement/prospectus may also contain trade names, trademarks and service marks belonging to companies other than Katapult, CCFI and Aaron’s that are the property of their respective owners. None of Katapult, CCFI or Aaron’s intend the use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of or by any of these other companies. Solely for convenience, trade names, trademarks and service marks may appear in this proxy statement/prospectus without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners, including Katapult, CCFI and Aaron’s, will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable licensors with respect thereto.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus includes market and industry data that Katapult, CCFI and Aaron’s have obtained from industry publications, third-party studies and surveys, filings of public companies in their respective industries and related industry and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although Katapult believes the market and industry data to be reliable as of the date of this proxy statement/prospectus, this information could prove to be inaccurate. Market and industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Katapult does not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See the section titled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

QUESTIONS AND ANSWERS
The following questions and answers are intended to briefly address some questions that you may have regarding the Mergers and the Merger Agreement. We urge you to carefully read the remainder of this proxy statement/prospectus because these questions and answers may not address all questions or provide all information that might be important to you with respect to the Mergers and the Merger Agreement. Additional important information is also contained in the annexes and the documents incorporated by reference into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information.”
Q:
Why am I receiving these materials?

A:
On December 11, 2025, Katapult, Merger Sub 1, Merger Sub 2, Inc., CCFI and Aaron’s entered into the Merger Agreement, pursuant to which and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into Aaron’s, (ii) Merger Sub 2 will merge with and into CCFI and (iii) upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron’s and CCFI will become a wholly owned subsidiary of Katapult. The Merger Agreement is described in this proxy statement/prospectus and attached as Annex A hereto. You are receiving this document in connection with the proposed issuance of shares of Katapult Common Stock to CCFI and Aaron’s equityholders in accordance with the terms of the Merger Agreement.

Because the Katapult Common Stock is listed on NASDAQ, Katapult is subject to the NASDAQ continued listing rules (the “NASDAQ Rules”). Rule 5635(a) of the NASDAQ Rules requires stockholder approval with respect to the issuance of Katapult Common Stock, among other instances, when the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Katapult Common Stock before the issuance. Rule 5635(b) of the NASDAQ Rules also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although NASDAQ has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), NASDAQ has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. In the case of the Mergers, Katapult expects to issue 82,085,448 shares of Katapult Common Stock and this will represent greater than 20% of its voting stock.
In order to complete the Mergers, among other things, Katapult stockholders must approve the Stock Issuance Proposal in accordance with the NASDAQ Rules. Katapult is holding a special meeting of its stockholders (the “Special Meeting”) to obtain approval of the Stock Issuance Proposal.
At the Special Meeting, Katapult stockholders will also be asked to approve the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal.
Your vote is very important, regardless of the number of shares that you own. The approval of the Stock Issuance Proposal is a condition to the obligations of Katapult, CCFI and Aaron’s to complete the Mergers.
Q:
Why are Katapult, CCFI and Aaron’s proposing the Mergers?

A:
Katapult, CCFI and Aaron’s believe that the Mergers will benefit Katapult, CCFI and Aaron’s equityholders. See the section titled “The Mergers — Katapult’s Reasons for the Mergers; Recommendation of the Katapult Board of Directors” in this proxy statement/prospectus.

Q:
What will happen to Katapult as a result of the Mergers?

A:
If the Mergers are completed, Merger Sub 1 will be merged with and into Aaron’s, with Aaron’s surviving as an indirect, wholly owned subsidiary of Katapult, and Merger Sub 2 will be merged with and into CCFI, with CCFI surviving as an indirect, wholly owned subsidiary of Katapult. Katapult Common Stock and Katapult’s Public Warrants will continue to be publicly traded following the

Mergers, will continue to be listed on NASDAQ under the symbols “KPLT” and “KPLTW”, respectively, and will continue to be registered under the Exchange Act.
Q:
What will CCFI unitholders and Aaron’s stockholders be entitled to receive in the Mergers?

A:
If the Mergers are completed, subject to any applicable withholding tax, (i) CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants (assuming cashless exercise before Closing) and holders of CCFI Phantom Units will be entitled to receive an aggregate of 69,772,631 shares of Katapult Common Stock and (ii) Aaron’s stockholders and Aaron’s MIP Holders will be entitled to receive an aggregate of 12,312,817 shares of Katapult Common Stock.

The total number of shares of Katapult Common Stock allocable to CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants and holders of CCFI Phantom Units and the total number of shares of Katapult Common Stock allocable to Aaron’s stockholders and Aaron’s MIP Holders is fixed and shall not change. However, such total number of shares will, as applicable, be adjusted to provide the CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants, Aaron’s stockholders and Aaron’s MIP Holders the same economic effect as contemplated by the Merger Agreement in the event that any of the CCFI Interests, Aaron’s Interests or Katapult Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split, combination or exchange of shares, or if there has been any exercise or expiration, forfeiture or other termination of or other change in the CCFI Warrants, CCFI Phantom Units, CCFI MIP Equity or Aaron’s MIP Units.
No fractional shares of Katapult Common Stock will be issued in the Mergers; instead, all fractional shares of Katapult Common Stock to which a CCFI unitholder or Aaron’s stockholder would have been entitled will be aggregated and the resulting fraction of a share of Katapult Common Stock will be surrendered by such holder and such holder will be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock on NASDAQ (or such other NASDAQ market on which the Katapult Common Stock then trades) on the date the Mergers become effective.
Q:
What percentage of outstanding Katapult Common Stock will CCFI unitholders and Aaron’s stockholders own after the successful consummation of the Mergers?

A:
Based on 5,239,497 outstanding shares of Katapult Common Stock as of December 11, 2025, on a fully diluted basis and giving effect to the Hawthorn Preferred Stock Exchange, we anticipate that Katapult will issue a total of approximately 82,085,448 shares of Katapult Common Stock, including 69,772,631 shares to CCFI equityholders and 12,312,817 shares to Aaron’s equityholders, or approximately 79.9% and 14.1%, respectively, of the outstanding shares of Katapult Common Stock (on a fully diluted basis) following completion of the Mergers. The exact equity stake of each of the Katapult stockholders, CCFI unitholders and Aaron’s stockholders in the combined organization immediately following the Mergers will depend on the number of shares of Katapult Common Stock issued and outstanding immediately before the Mergers.

Q:
Will the shares of Katapult Common Stock acquired in the Mergers be entitled to receive dividends?

A:
After the Closing, all shares of Katapult Common Stock issued in exchange for CCFI Units and Aaron’s Common Stock will entitle the holders thereof to the same dividends (if any) that all other holders of Katapult Common Stock will receive with respect to any dividend record date that occurs after the Closing. See the section titled “Market Price and Dividend Information” in this proxy statement/prospectus.

Q:
Who will be the executive officers of Katapult after the Mergers?

A:
Immediately following the Mergers, Katapult’s executive management team is expected to consist of Kyle Hanson (Executive Chairman), Cory Miller (Chief Executive Officer), Russell Falkenstein (Chief Financial Officer) and additional officers to be mutually agreed by Katapult, Aaron’s and CCFI prior to the Closing.

Q:
Will the Mergers affect the board of directors of Katapult after the Mergers?

A:
Yes. Effective as of the Closing (a) the size of the Katapult Board will be increased to nine directors, (b) all of the members of the Katapult Board as of the Closing will resign from the Katapult Board, other than Orlando Zayas and Gregory L. Zink, who will remain on the Katapult Board, unless the Closing occurs after Katapult’s 2026 annual meeting, in which case Katapult will cause Orlando Zayas and Gregory L. Zink to resign from the Katapult Board and be reappointed, (c) Jennifer Baldock, Michael Heller and Cory Miller will be appointed to the Katapult Board and placed in the class of the Katapult Board whose term ends at the first annual meeting following the Closing, (d) Lynn DeVault, Gene Schutt and, if applicable, Orlando Zayas will be appointed to the Katapult Board and placed in the class of the Katapult Board whose term ends at the second annual meeting following the Closing, (e) Will Jones, Kyle Hanson and, if applicable, Gregory L. Zink will be appointed to the Katapult Board and placed in the class of the Katapult Board whose term ends at the third annual meeting following the Closing and (f) Kyle Hanson will serve as the Executive Chairman of the Katapult Board.

Q:
When will the Mergers be completed?

A:
Katapult, CCFI and Aaron’s are working to complete the Mergers as soon as possible. Assuming timely satisfaction or waiver of the closing conditions, the Mergers are expected to close in the second quarter of 2026. However, none of Katapult, CCFI or Aaron’s can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion of the Mergers is subject to conditions and factors outside the control of each of the companies. In addition, if the Mergers are not completed by September 30, 2026, subject to a 90-day extension if certain closing conditions have not yet been satisfied, any of Katapult, CCFI or Aaron’s may choose not to proceed with the Mergers by terminating the Merger Agreement.

Q:
What are the conditions that must be satisfied in order to consummate the Mergers and can Katapult, CCFI or Aaron’s waive the closing conditions?

A:
There are a number of conditions to the consummation of the Mergers. For a summary of the conditions that must be satisfied prior to the consummation of the Mergers, see the section titled “The Merger Agreement — Conditions to the Mergers” in this proxy statement/prospectus. Each of Katapult, CCFI and Aaron’s may waive any or all of the conditions to the closing of the proposed Mergers that are for its benefit to the extent permitted by applicable law. However, each of Katapult, CCFI and Aaron’s do not believe that applicable law would permit them to waive the condition for obtaining approval from Katapult’s stockholders of the Stock Issuance Proposal.

Q:
May Katapult, CCFI or Aaron’s negotiate with other parties?

A:
The Merger Agreement contains provisions prohibiting Katapult, CCFI and Aaron’s from seeking an alternative transaction to the Mergers. These “no solicitation” provisions apply to Katapult, CCFI, Aaron’s and their respective officers, managers, directors, employees, investment bankers, attorneys, accountants, consultants or other representatives or agents retained by any of them. Under these provisions, covered persons may not, directly or indirectly:

•
solicit, initiate or knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each, as defined in the Merger Agreement) or take any action that would reasonably be expected to result in an Acquisition Proposal or Acquisition Inquiry;

•
knowingly furnish any nonpublic information in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•
engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•
approve, endorse or recommend any Acquisition Proposal; or

•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction.

Notwithstanding the restrictions described above, at any time prior to obtaining stockholder approval of the Mergers at the Special Meeting, Katapult and/or its representatives may furnish nonpublic information regarding Katapult to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Inquiry or Acquisition Proposal, which the Katapult Board has determined in good faith, after consultation with its independent financial advisor and its outside legal counsel, constitutes, or would reasonably be expected to result in a Superior Offer, if and only if (i) neither Katapult or its representatives have breached the “no solicitation” provisions of its confidentiality agreement with IQV in any material respect with respect to such Acquisition Inquiry or Acquisition Proposal, (ii) Katapult gives Aaron’s and CCFI written notice of the identity of such person and of Katapult’s intention to furnish nonpublic information to, or enter into discussions with, such person prior to furnishing any such nonpublic information, or entering into discussions with, such person, (iii) Katapult receives from such person an executed confidentiality agreement containing confidentiality provisions at least as favorable in the aggregate to Katapult of its confidentiality agreement with IQV and (iv) prior to or concurrent with furnishing such nonpublic information to such person, Katapult furnishes such nonpublic information to Aaron’s and CCFI, to the extent such nonpublic information has not already previously been furnished by Katapult to Aaron’s and CCFI.
Q:
What are the expected U.S. federal income tax consequences for Katapult stockholders as a result of the Mergers?

A:
Katapult stockholders will not sell, exchange or dispose of any shares of Katapult Common Stock as a result of the Mergers. Accordingly, there will be no material U.S. federal income tax consequences to Katapult stockholders as a result of the Mergers. See the section titled “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock — Tax Consequences of Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of owning Katapult Common Stock following the Mergers.

Q:
What are the expected U.S. federal income tax consequences of the Mergers to Aaron’s stockholders and CCFI unitholders?

A:
Assuming the Mergers and related transactions under the Merger Agreement are completed as currently contemplated by the Merger Agreement, Katapult, Aaron’s and CCFI intend that (i) each of the Aaron’s Merger and the CCFI Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) the Mergers, together (as part of an integrated transaction) with the Aaron’s MIP Exchange and the CCFI MIP Exchange, will qualify as an exchange described in Section 351 of the Code (collectively, the “Intended Tax Treatment”).

Provided that the Mergers qualify for the Intended Tax Treatment, a U.S. holder (as defined in “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus) of Aaron’s Common Stock or CCFI Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its Aaron’s Common Stock or CCFI Units, as applicable, for Katapult Common Stock, except with respect to cash, if any, received in lieu of fractional shares of Katapult Common Stock, if any. It is not a condition to the obligation of Katapult, Aaron’s or CCFI to complete the Mergers (as currently contemplated) such that the Mergers qualify for the Intended Tax Treatment. Moreover, Katapult, Aaron’s and CCFI have not sought, and do not intend to seek, (i) any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code or (ii) any opinion from their respective counsel as to the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the Intended Tax Treatment. If the Aaron’s Merger or the CCFI Merger were to fail to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or (as part of an integrated transaction with the Aaron’s MIP Exchange and the CCFI MIP Exchange) as an exchange described in Section 351 of the Code, such merger would generally be treated as a taxable transaction for U.S. holders of Aaron’s Common Stock or CCFI Units, as the case may be, in which they would generally be required to recognize taxable gain or loss.
For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders of Aaron’s Common Stock and U.S. holders of CCFI Units, see the section titled “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus. Each Aaron’s stockholder and CCFI unitholder is strongly encouraged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income tax consequences of the Mergers to it.
Q:
What is the anticipated accounting treatment for the Mergers?

A:
In accordance with U.S. generally accepted accounting principles, Katapult will account for the Mergers pursuant to the Merger Agreement under the acquisition method of accounting for business combinations, and CCFI will be treated as the accounting acquirer.

Q:
What happens if the Mergers are not consummated?

A:
If the Mergers are not completed for any reason, the CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants, holders of CCFI Phantom Units, Aaron’s stockholders and Aaron’s MIP Holders will not receive Merger Consideration. In such case, the Katapult Common Stock will remain outstanding and will continue to be listed and traded on the NASDAQ, and Katapult will remain a publicly traded corporation. If the Merger Agreement is terminated under specified circumstances, Katapult may be required to pay CCFI and Aaron’s a termination fee, as described in the section titled “The Merger Agreement — Termination Fee” in this proxy statement/prospectus.

Q:
When and where will the Special Meeting take place?

A:
The Special Meeting will take place at    a.m. (Eastern Time) on        , 2026 and will be conducted in a virtual-only format meeting. You are entitled to participate in the Special Meeting only if you were a stockholder of Katapult as of the close of business on       , 2026, the record date, or if you hold a valid proxy for the Special Meeting. No physical meeting will be held.

You will be able to attend the Special Meeting online and submit your questions during the Special Meeting by visiting www.virtualshareholdermeeting.com/KPLTSM2026.com. You also will be able to vote your shares online by attending the Special Meeting by webcast.
To participate in the Special Meeting, you will need to review the information included on your proxy card or on the instructions that accompanied your proxy materials.
Q:
How does the Katapult Board recommend that I vote at the Special Meeting?

A:
The Katapult Board unanimously recommends that you vote “FOR” the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal.

In considering the recommendations of the Katapult Board, Katapult stockholders should be aware that Katapult’s directors and executive officers have interests in the Mergers that are different from, or in addition to, their interests as Katapult stockholders. These interests may include, among others, certain payments and benefits to which they may become entitled, whether in connection with certain terminations of employment or service or as an inducement to continue their employment through the Closing of the Mergers. The Katapult Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers and in unanimously recommending that the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal be approved by Katapult stockholders.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 26. You should also read and carefully consider the risk factors of Katapult contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
Are Katapult stockholders entitled to dissenters’ or appraisal rights in connection with the Mergers?

A:
No. Katapult stockholders do not have dissenters’ or appraisal rights under applicable law or contractual appraisal rights under Katapult’s governing documents or the Merger Agreement.

Q:
Who is entitled to vote at the Special Meeting?

A:
The record date for the Special Meeting is       , 2026, which is referred to as the “record date.” All holders of shares of Katapult Common Stock who held shares at the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting. Each such holder of Katapult Common Stock is entitled to cast one vote on each matter properly brought before the Special Meeting for each share of Katapult Common Stock that such holder owned of record as of the record date. Attendance at the Special Meeting is not required to vote, as you may vote by proxy.

Each holder of shares of Katapult Common Stock of record on       , 2026 will receive this proxy statement/prospectus and have the opportunity to vote on the matters described in this proxy statement/prospectus. Other than the Katapult Common Stock and Katapult Convertible Preferred Stock, there are no other voting securities of Katapult outstanding.
Proxies delivered before       , 2026, the record date, will be valid and effective so long as the holder providing the proxy is a holder on the record date. If you are not a holder of record on the record date, any proxy you deliver will not be counted. If you deliver a proxy before the record date and remain a holder on the record date, you do not need to deliver another proxy after the record date. If you deliver a proxy before the record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of Katapult Common Stock you own on the record date even if that number is different from the number of shares of Katapult Common Stock you owned when you executed and delivered your proxy card.
Q:
What happens if I sell my shares of Katapult Common Stock after the record date but before the Special Meeting?

A:
The record date,       , 2026, is earlier than the date of the Special Meeting and earlier than the date that the Mergers are expected to be completed. If you transfer your shares of Katapult Common Stock after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting.

Q:
Does my vote matter?

A:
Yes, your vote is very important, regardless of the number of shares that you own. The Mergers cannot be completed unless the Stock Issuance Proposal is approved by Katapult stockholders. Additionally, if you do not vote, it will be more difficult for Katapult to obtain the necessary quorum to hold its Special Meeting.

The Katapult Board unanimously recommends that you vote “FOR” the Stock Issuance Proposal, “FOR” the 2026 Plan Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.
Q:
How many votes do I have for the Special Meeting?

A:
Each Katapult stockholder is entitled to one vote for each share of Katapult Common Stock held of record as of the close of business on the record date. As of the close of business on       , 2026, the record date, there were       outstanding shares of Katapult Common Stock. See “— What is the

Katapult Preferred Stock and how is it addressed in this proxy statement/prospectus?” for additional information with respect to voting rights associated with Katapult Preferred Stock.
Q:
What constitutes a quorum for the Special Meeting?

A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the shares of Katapult Common Stock issued and outstanding and entitled to vote at the Special Meeting, are present, via live audio webcast, or represented by proxy at the Special Meeting, which will be held in a virtual-only format at www.virtualshareholdermeeting.com/KPLTSM2026.com. See “— What is the Katapult Preferred Stock and how is it addressed in this proxy statement/prospectus?” for additional information with relating to calculating a quorum with respect to Katapult Preferred Stock.

Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the chairperson of the meeting or the holders of a majority of shares present, via live audio webcast, or represented by proxy at the Special Meeting and entitled to vote may adjourn the Special Meeting to another date. If the adjournment is for more than 30 days or if after the adjournment, a new record date is fixed for the adjourned meeting, Katapult will provide written notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting.
Q:
What approval by Katapult stockholders is required to approve the Merger Agreement and the Contemplated Transactions?

A:
To consummate the Mergers, Katapult stockholders must approve the Stock Issuance Proposal.

Assuming a quorum is present, the approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock, present, via live audio webcast, or represented by proxy at the Special Meeting and entitled to vote on the Stock Issuance Proposal. A Katapult stockholder’s abstention from voting, a broker non-vote or the failure of a Katapult stockholder to vote (including the failure of a Katapult stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Stock Issuance Proposal, assuming a quorum is present. Katapult does not intend to call a vote on the Adjournment Proposal if the Stock Issuance Proposal is approved at the Special Meeting. See “— What is the Katapult Preferred Stock and how is it addressed in this proxy statement/prospectus?” for additional information relating to the contribution of the Katapult Preferred Stock to the affirmative vote required. Additionally, in connection with the Mergers, certain stockholders of Katapult have entered into support agreements with Katapult, CCFI and Aaron’s, which provide that the stockholders who are parties to the Katapult Support Agreements will vote all of the shares of Katapult Common Stock held by them in favor of the adoption of the Merger Agreement and the Contemplated Transactions. For more information, see the section titled “Agreements Related to the Mergers — Support Agreements” in this proxy statement/prospectus.
Q:
What is the voting requirement to approve each of the proposals?

A:
Assuming a quorum is present, the approval of each of the Stock Issuance Proposal, the 2026 Plan Proposal and the Compensation Proposal require the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present, via live audio webcast, or represented by proxy and entitled to vote on such proposal.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the holders of shares of Katapult Common Stock present, via live audio webcast, or represented by proxy at the Special Meeting and entitled to vote on the proposal.
See “— What is the Katapult Preferred Stock and how is it addressed in this proxy statement/prospectus?” for additional information relating to the contribution of the Katapult Preferred Stock to the affirmative vote required.
Abstentions and broker non-votes, if any, are considered “shares present” for the purpose of determining whether a quorum exists, but will not be considered votes properly cast at the Special Meeting and therefore have no effect on the outcome of the vote for each of the Stock Issuance Proposal, the 2026 Plan Proposal and the Compensation Proposal. Abstentions and broker non-votes, if any, will have the effect of votes “against” the Adjournment Proposal.
If you hold your shares beneficially in “street” and you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee cannot exercise its discretionary authority to vote your shares regarding the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal. Therefore, in order for your voice to be heard, it is important that you vote.
Q:
What happens if the Adjournment Proposal is not approved?

A:
This vote is being taken in order to allow Katapult stockholders to authorize the adjournment of the Special Meeting, if determined by the Katapult Board or any committee thereof to be necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal or if a quorum is not present at the Special Meeting. However, regardless of the results of voting for the Adjournment Proposal, under the Katapult Bylaws, the chair of the Special Meeting, or in the absence of such person, any officer entitled to preside at or to act as secretary of such meeting, may adjourn the Special Meeting at his or her discretion.

Q:
What is a “broker non-vote”?

A:
Under the NASDAQ Rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All the proposals currently scheduled for consideration at the Special Meeting are “non-routine” matters.

A “broker non-vote” occurs on an item when (a) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because none of the proposals currently scheduled to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, Katapult does not expect there to be any broker non-votes at the Special Meeting.
Q:
How can I vote my shares?

A:
If you are a stockholder of record, you may vote:

•
Via the Internet.   You may vote by proxy via the internet by following the instructions found on the proxy card.

•
By Telephone.   You may vote by proxy by calling the toll-free number found on the proxy card.

•
By Mail.   You may vote by proxy by filling out the proxy card and returning it in the envelope provided.

•
During the Meeting.   You may vote online during the virtual Special Meeting by following the on-screen instructions.

Internet and telephone voting will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on the date before the Special Meeting. Mailed votes must be received prior to the Special Meeting.
If you are a beneficial owner of shares held in street name, you should have received from your bank, broker or other nominee instructions on how to vote or instruct the broker to vote your shares, which are generally contained in a “voting instruction form” sent by the broker, bank or other nominee. Please follow their instructions carefully. Beneficial owners generally may vote:

•
Via the Internet.   You may vote by proxy via the internet by following the instructions on the voting instruction form provided to you by your broker, bank or other nominee.

•
By Telephone.   You may vote by proxy by calling the toll-free number found on the voting instruction form provided to you by your broker, bank or other nominee.

•
By Mail.   You may vote by proxy by filling out the voting instruction form and returning it in the envelope provided to you by your broker, bank or other nominee.

•
During the Meeting.   If you wish to vote your shares directly during the meeting, you must obtain a legal proxy from the organization that holds your shares. Please contact that organization for instructions on how to obtain a legal proxy from your broker, bank or other nominee.

If you received more than one copy of the proxy statement/prospectus or proxy card, then you hold shares of Katapult Common Stock in more than one account. You should vote via the internet, by telephone, by mail or during the meeting for all shares held in each of your accounts.
Additional information on voting procedures can be found under the section entitled “Information About the Katapult Special Meeting” on page 128.
Q:
What if during the check-in time or during the Special Meeting I have technical difficulties or trouble accessing the virtual meeting website?

A:
If Katapult experiences technical difficulties during the Special Meeting (e.g., a temporary or prolonged power outage), it will determine whether the Special Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Special Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, Katapult will promptly notify stockholders of the decision via the virtual meeting website.

Technical support will be ready to assist you with any individual technical difficulties you may have accessing the virtual meeting website. Contact information for technical support will appear on the virtual meeting login page prior to the start of the Special Meeting.
Q: What is the Katapult Preferred Stock and how is it addressed in this proxy statement/prospectus?
A:
On November 3, 2025, Katapult issued and sold to Hawthorn an aggregate of 35,000 shares of Series A Convertible Preferred Stock and an aggregate of 30,000 shares of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock has no voting power with respect to the matters to be voted on at the Special Meeting. The Series A Convertible Preferred Stock entitles its holder to vote together as a single class with the holders of the Katapult Common Stock and, for this purpose, to be treated as if such holder were the holder of record, as of       , 2026, the record date, for the Special Meeting, of the number of shares of Katapult Common Stock that would be issuable pursuant to the conversion rights of the Series A Convertible Preferred Stock, with a cap on the conversion rate for this purpose of 87.79631 shares of Katapult Common Stock per share of Series A Convertible Preferred Stock. Based on this formula and conversion cap, Hawthorn, the sole holder of the Series A Convertible Preferred Stock, will be entitled to be treated as if it were the holder of 281,938 shares of Katapult Common Stock for purposes of the Special Meeting. For ease, unless expressly otherwise stated herein, references in this proxy statement/prospectus to shares outstanding, quorum requirements for the Special Meeting, and voting requirements for each of the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal, will be written solely by reference to Katapult Common Stock, and will assume for this purpose that Hawthorn is, by virtue of its ownership of 35,000 shares of Series A Convertible Preferred Stock, the owner of 281,938 shares of Katapult Common Stock, which shares of Katapult Common Stock will be assumed to be outstanding and entitled to one vote per share on each of the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal.

In connection with the Mergers, Katapult and Hawthorn have entered into a letter agreement pursuant to which Katapult has agreed, conditioned upon consummation of the Mergers, to repurchase all outstanding shares of Katapult Convertible Preferred Stock issued to Hawthorn.

For more information, see the sections titled “Description of Katapult’s Securities — Preferred Stock” and “The Merger Agreement — Pre-Closing Transactions — Hawthorn Preferred Stock Exchange” in this proxy statement/prospectus.
Q:
What is a proxy?

A:
A stockholder’s legal designation of another person to vote shares of such stockholder’s stock at a special meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of Katapult Common Stock is referred to as a proxy card.

Q:
If a stockholder submits a proxy, how are the shares of stock voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote all of your shares of stock represented by proxy in the way that you indicate. When completing the Internet or telephone voting processes or the proxy card, you may specify whether your shares should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:
How will my shares of Katapult Common Stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy card and do not indicate how you want your shares of stock represented by proxy to be voted, then your shares of Katapult Common Stock will be voted in accordance with the recommendation of the Katapult Board and “FOR” the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Any stockholder submitting a proxy, other than those Katapult stockholders who have executed support agreements, has the right to revoke it before the proxy is voted at the Special Meeting by doing any of the following:

•
sending a signed written notice of revocation to Katapult’s corporate secretary;

•
voting again by the Internet or telephone at a later time before the closing of the voting facilities at 11:59 p.m. Eastern Time on the date before the Special Meeting;

•
submitting a properly signed proxy card with a later date; or

•
attending and voting at the Special Meeting.

Execution or revocation of a proxy will not in any way affect your right to attend the Special Meeting. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to Katapult by writing to: 5360 Legacy Drive, Building 2, Plano, Texas 75024, Attention: Corporate Secretary.
If you are a street name stockholder and you vote by proxy, you may later revoke your proxy by informing the holder of record in accordance with that entity’s procedures.
Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Katapult has engaged Mackenzie Partners, Inc., to assist in the solicitation of proxies for the Special Meeting. Katapult estimates that it will pay a fee of approximately $9,000, plus reimbursement for certain fees and expenses in connection with such assistance. Katapult also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Katapult Common Stock. Katapult’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”

A:
If your shares of Katapult Common Stock are registered directly in your name with Continental Stock Transfer & Trust, Katapult’s transfer agent, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to Katapult or to a third party to vote, at the Special Meeting.

If your shares of Katapult Common Stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the Special Meeting virtually via the Special Meeting website; however, if you wish to vote your shares directly during the meeting, you must obtain a legal proxy from the organization that holds your shares. Please contact that organization for instructions on how to obtain a legal proxy from your broker, bank or other nominee.
Q:
If my shares of Katapult Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:
No. Your bank, broker or other nominee will only be permitted to vote your shares of Katapult Common Stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided. Under NASDAQ Rules, banks, brokers and other nominees who hold shares of Katapult Common Stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Special Meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares on the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal or the Adjournment Proposal.

Q:
If I hold my shares of Katapult Common Stock in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:
What is “householding”?

A:
To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Katapult Common Stock but who share the same address, Katapult has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this proxy statement/prospectus until such time as one or more of these stockholders notifies Katapult that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Katapult Common Stock may deliver only one copy of this proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Katapult stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Katapult stockholders affected by householding will continue to have access to and utilize separate proxy voting instructions. In addition to the SEC rules governing householding, under Section 233 of the DGCL, householding may be used for stockholders sharing an address if consented to by such stockholders. A stockholder is deemed to have consented to householding under Section 233 of the DGCL if they fail to object in writing to the corporation within 60 days of being given written notice by the corporation of its intention to send a single notice to all stockholders sharing an address.

To opt out of householding for future proxy materials, please write to 5360 Legacy Drive, Building 2, Plano, Texas 75024, Attn: Corporate Secretary.
Q:
What should I do if I receive more than one set of voting materials for the same special meeting?

A:
If you hold shares of Katapult Common Stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Katapult Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus to ensure that all of your shares of Katapult Common Stock are voted.
Shares in “street name.” For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.
Q:
Who will tabulate and certify the vote?

A:
Representatives of Broadridge Financial Services, Inc. will tabulate the votes cast at the Special Meeting and will act as the independent inspector of election.

Q:
Where can I find the voting results of the Special Meeting?

A:
The preliminary voting results for the Special Meeting will be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, Katapult will file the final voting results of its Special Meeting with the SEC on a Current Report on Form 8-K.

Q:
How do I submit a stockholder proposal for consideration at a meeting of stockholders of Katapult?

A:
Katapult will transact no other business at the Special Meeting, except for business properly brought before the Special Meeting by or at the direction of the Katapult Board. For a proposal to be included in our proxy statement for the 2026 Annual Meeting of Stockholders of Katapult (the “2026 Annual Meeting of Stockholders”), you must have submitted it on or before December 26, 2025. Any proposal sent after December 26, 2025 (assuming that the 2026 Annual Meeting of Stockholders is held not more than 30 days before or after June 4, 2026) shall be considered untimely for the 2026 Annual Meeting of Stockholders. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to: Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, Texas 75024-3105. Attention: Corporate Secretary.

You also may submit a proposal that you do not want included in the proxy statement but that you want to raise at the 2026 Annual Meeting of Stockholders. We must receive this type of proposal in writing on or after February 4, 2026, but no later than March 6, 2026 (assuming that the 2026 Annual Meeting of Stockholders is held not more than 30 days before or after June 4, 2026).
Q:
How do I nominate a director nominee?

A:
If you wish to nominate an individual for election as director at the 2026 Annual Meeting of Stockholders, we must receive your written nomination on or after February 4, 2026, but no later than March 6, 2026. You should send your proposal to: Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, Texas 75024-3105, Attention: Corporate Secretary. The notice must contain certain information relating to you, any other beneficial owner and any of your or their affiliates and associates as well as certain information relating to your proposed nominee, each as set forth in more detail in the Katapult Bylaws.

Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:
Who do I call if I have further questions about the Mergers or the Merger Agreement?

A:
Katapult stockholders who have questions about the Mergers or who desire additional copies of this proxy statement/prospectus or other additional materials should contact Katapult or Katapult’s proxy solicitor:

Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, Texas 75024
(833) 528-2785
ir@katapultholdings.com
Attention: Corporate Secretary
or
Mackenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Toll-Free: 800-322-2885
Email: proxy@mackenziepartners.com
If your shares are held for you by a bank, broker, trust or other nominee, you should also call your bank, broker, trust or other nominee for additional information.

SUMMARY
This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read the remainder of the proxy statement/prospectus, including the attached annexes, and the other documents to which we have referred you for a more complete understanding of the transactions discussed herein. See the section titled “Where You Can Find More Information” in this proxy statement/prospectus. We have included page references to direct you to a more complete description of the topics presented in this summary.
Information About the Companies
Katapult Holdings, Inc.
Katapult Holdings, Inc. is a technology driven lease-to-own (“LTO”) platform that integrates with omnichannel retailers and e-commerce platforms to power the purchasing of everyday durable goods by underserved U.S. nonprime customers. Katapult primarily operate within the virtual LTO market, which is estimated to have a total addressable market opportunity of $50 – $60 billion. Katapult operates exclusively in the U.S. and its platform is available for use by consumers in 46 states and the District of Columbia.
Katapult is incorporated in Delaware. Its principal executive offices are located at 5360 Legacy Drive, Building 2, Plano, Texas 75024 and its telephone number is (833) 528-2785.
CCF Holdings LLC
CCF Holdings LLC is an alternative consumer finance provider addressing the needs of unbanked and under-banked customers in the United States. As of December 31, 2025, CCFI operated 1,593 retail locations across 25 states and was licensed to deliver similar financial services over the internet in 24 states. Through its network of retail locations and digital platforms, CCFI provides customers a variety of financial products and services, including short-term unsecured, medium-term unsecured, and direct secured loans and other money services business (“MSB”) services that address the specific needs of its individual customers.
CCFI is organized in Delaware. Its principal executive offices are located at 2312 E. Trinity Mills Rd., Ste 100, Carrollton, Texas 75006 and its telephone number is (800) 837-0381.
Aaron’s Intermediate Holdco, Inc.
Aaron’s Intermediate Holdco, Inc. owns all of the stock of The Aaron’s Company, Inc. (“The Aaron’s Company”), which is a technology-enabled, omni-channel provider of LTO and retail purchase solutions of furniture, electronics, appliances, and other home goods across its brands: Aaron’s and BrandsMart. Aaron’s offers a direct-to-consumer lease-to-own solution through its 952 corporate-operated and 228 franchised stores in 47 states and Canada, as well as its e-commerce platforms. BrandsMart is a leading retailer in the southeast United States and one of the largest appliance retailers in the country with stores in Florida and Georgia.
Aaron’s is incorporated in Delaware. Its principal executive offices are located at 400 Galleria Parkway SE, Suite 300, Atlanta, Georgia 30339-3182 and its telephone number is (678) 402-3000.
The Mergers
Pursuant to and in accordance with the terms and conditions of the Merger Agreement, at the Aaron’s Merger Effective Time, Merger Sub 1, a wholly owned indirect subsidiary of Katapult, will merge with and into Aaron’s, with Aaron’s surviving as a wholly owned indirect subsidiary of Katapult, and, at the CCFI Merger Effective Time, Merger Sub 2, a wholly owned indirect subsidiary of Katapult, will merge with and into CCFI, with CCFI surviving as a wholly owned indirect subsidiary of Katapult.
No fractional shares of Katapult Common Stock will be issued in the Mergers; instead, all fractional shares of Katapult Common Stock to which a CCFI unitholder or Aaron’s stockholder would have been entitled will be aggregated and the resulting fraction of a share of Katapult Common Stock will be surrendered by such holder and such holder will be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock on The NASDAQ Stock Market LLC (or such other NASDAQ market on which the Katapult Common Stock then trades) on the date the Mergers become effective. Existing stockholders of Katapult will continue to own their existing Katapult Common Stock following completion of the Mergers. Immediately following completion of the Mergers, the existing Katapult stockholders, CCFI unitholders and Aaron’s stockholders are expected to hold approximately 6.0%, 79.9% and 14.1%, respectively, of the issued and outstanding shares of the combined organization (on a fully diluted basis).
The Closing will occur as promptly as practicable (but in no event later than the second business day after the last of the conditions to the Mergers have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions)), or at such other time, date and place as Katapult, CCFI and Aaron’s mutually agree in writing. Katapult, CCFI and Aaron’s anticipate that the consummation of the Mergers will occur in Katapult’s second fiscal quarter of 2026. However, because the Mergers are subject to a number of conditions, none of Katapult, CCFI or Aaron’s can predict exactly when the closing of the Mergers will occur or if they will occur at all.
Following the Closing, Katapult will exist as a holding company with the current business activities of each of Katapult, CCFI and Aaron’s being conducted through separate operating subsidiaries. Katapult will continue to be publicly traded on NASDAQ under the symbols “KPLT” and “KPLTW”.
For more information, see the section titled “The Mergers” in this proxy statement/prospectus.
Katapult’s Reasons for the Mergers; Recommendation of the Katapult Board of Directors
After careful consideration, acting upon the recommendation of the Transaction Committee, on December 11, 2025, the Katapult Board unanimously (a) approved the execution, delivery and performance of the Merger Agreement and the Contemplated Transactions, (b) determined that the terms of the Mergers, the Katapult Stock Issuance and the Contemplated Transactions are fair to and in the best interests of Katapult and its stockholders, (c) recommended that the holders of Katapult Common Stock approve the Katapult Stock Issuance and the 2026 Plan, and directed that the Katapult Stock Issuance and the 2026 Plan be submitted to Katapult’s stockholders for approval at the Special Meeting, and (d) declared that the Merger Agreement and the Contemplated Transactions, including the Mergers, the Katapult Stock Issuance and the 2026 Plan Proposal, are advisable.
Accordingly, the Katapult Board unanimously recommends that Katapult stockholders vote “FOR” the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal, if necessary, as described in this proxy statement/prospectus.
For a summary of the factors considered by the Katapult Board in reaching its decision to declare that the Merger Agreement and the Contemplated Transactions including the Mergers, the Katapult Stock Issuance and the 2026 Plan Proposal, are advisable, see “The Mergers — Katapult’s Reasons for the Mergers; Recommendation of the Katapult Board of Directors.”
Opinion of Katapult’s Financial Advisor
The Katapult Board retained Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with Katapult’s exploration of strategic and financial alternatives. In connection with the Mergers, Guggenheim Securities rendered an opinion to the Katapult Board to the effect that, as of December 11, 2025 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Katapult Stock Issuance was fair, from a financial point of view, to Katapult. The full text of Guggenheim Securities’ written opinion, which is attached as Annex D to this proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.
In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the Katapult Common Stock or other securities or financial instruments of or relating to Katapult,

Aaron’s or CCFI may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Katapult, Aaron’s, CCFI, their respective securities or other financial instruments or the Mergers or any financing or refinancing by Katapult in connection therewith or (iii) the impact of the Mergers on the solvency or viability of Katapult, Aaron’s or CCFI or the ability of Katapult, Aaron’s or CCFI to pay their respective obligations when they come due.
Guggenheim Securities’ opinion was provided to the Katapult Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Katapult Stock Issuance. Guggenheim Securities’ opinion and any materials provided in connection therewith did not constitute a recommendation to the Katapult Board with respect to the Mergers, nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this proxy statement/prospectus constitute advice or a recommendation to any holder of Katapult Common Stock as to how to vote or act in connection with the Mergers or otherwise. Guggenheim Securities’ opinion addresses only the fairness, from a financial point of view and as of the date of such opinion, of the Katapult Stock Issuance to Katapult to the extent expressly specified in such opinion and does not address (i) any other term, aspect or implication of (x) the Mergers (including, without limitation, the form or structure of the Mergers) or the Merger Agreement or (y) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into in connection with the Mergers, (ii) the Hawthorn Transaction or (iii) the fairness, financial or otherwise, of the Mergers to, or the amount or allocation of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Katapult, Aaron’s or CCFI.
For a description of the opinion that the Katapult Board received from Guggenheim Securities, see “The Mergers — Opinion of Katapult’s Financial Advisor” beginning on page 17.
Overview of the Merger Agreement
Merger Consideration
Immediately prior to Aaron’s Merger Effective Time and subject to all conditions to Closing being met, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units in exchange for 943,580 shares of Katapult Common Stock.
Immediately prior to the CCFI Merger Effective Time and subject to all conditions to Closing being met, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for 11,011,927 shares of Katapult Common Stock.
At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of any of the parties or any stockholder of Katapult or Aaron’s:
•
any shares of Aaron’s Common Stock held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP Holdings, LLC or any subsidiary of Aaron’s immediately prior to the Aaron’s Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor; and

•
the aggregate equity interests of Aaron’s outstanding as of immediately prior to the Aaron’s Merger Effective Time (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock but not including the Aaron’s MIP Units, and excluding shares to be canceled pursuant to the above and excluding shares of Aaron’s Common Stock that are outstanding immediately prior to the Aaron’s Merger Effective Time and which are held by stockholders who have exercised and perfected dissenters’ rights for such shares of Aaron’s Common Stock in accordance with Section 262 of the DGCL) will be collectively converted solely into the right to receive an aggregate of 11,369,237 shares of Katapult Common Stock, for all such outstanding equity interests.

At the CCFI Merger Effective Time, by virtue of the CCFI Merger and without any further action on the part of any of the parties or any stockholder of Katapult or unitholder of CCFI:
•
any CCFI Units held in treasury or held or owned by CCFI, Merger Sub 2 or any subsidiary of CCFI immediately prior to the CCFI Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

•
the aggregate equity interests of CCFI outstanding as of immediately prior to the CCFI Merger Effective Time (including the CCFI Units and CCFI Phantom Units but not including the CCFI MIP Equity, CCFI Options and CCFI Warrants, and excluding CCFI Units to be canceled pursuant to the above) will be collectively converted solely into the right to receive an aggregate of 58,516,558 shares of Katapult Common Stock;

•
244,146 shares of Katapult Common Stock will be subject to the CCFI Warrants (assuming cashless exercise before Closing); and

•
vested CCFI Options that are outstanding, immediately before the CCFI Merger Effective Time will, automatically and without any required action on the part of the holder or beneficiary thereof, be forfeited for no consideration.

Conditions to the Completion of the Mergers
Among others, the obligations of the parties to consummate the Mergers and the transactions and actions contemplated by the Merger Agreement are subject to the satisfaction or waiver of the following conditions:
•
the Registration Statement of which this proxy statement/prospectus forms a part becoming effective under the Securities Act and not being subject to any stop order or proceeding by the SEC seeking a stop order with respect to the Registration Statement;

•
no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Mergers, Reorganizations or the Stock Issuance Proposal and the Contemplated Transactions being issued and remaining in effect;

•
all conditions to the obligations of each party to consummate each of the Mergers shall have been satisfied or irrevocably waived;

•
the waiting period (and any extension thereof) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having expired or terminated;

•
the Katapult Common Stock being continually listed on NASDAQ and the additional shares of Katapult Common Stock to be issued in connection with the Mergers, the Aaron’s MIP Exchange and the CCFI MIP Exchange to be approved for listing on NASDAQ (in each case, subject to official notice of issuance); and

•
there shall not have occurred any “Aaron’s Material Adverse Effect,” “CCFI Material Adverse Effect,” or “Katapult Material Adverse Effect,” each as defined in the Merger Agreement, that is continuing on the part of Katapult, CCFI or Aaron’s, respectively.

Termination
Prior to the Closing, any of Katapult, CCFI or Aaron’s can terminate the Merger Agreement under certain circumstances, which would prevent the Mergers and the Contemplated Transactions from being consummated.
Termination Fee
If Aaron’s or CCFI terminates the Merger Agreement due to a Katapult Triggering Event, or if Katapult terminates the Merger Agreement due to a Superior Offer, Katapult will be required to pay CCFI and Aaron’s a termination fee equal to $1,514,174, of which 15% will be paid to Aaron’s and 85% will be paid to CCFI. Unless Katapult breaches certain obligations under the Merger Agreement, or in certain circumstances which give each of Katapult, Aaron’s and CCFI the right to terminate the Merger Agreement, as described in “The Merger Agreement — Termination of the Merger Agreement”, neither Aaron’s nor CCFI have a unilateral right to terminate the Merger Agreement, and thus, neither Aaron’s nor CCFI will be required to pay Katapult a termination fee.
For more information, see the section titled “The Merger Agreement” in this proxy statement/prospectus.

Support Agreements
In connection with the Mergers, certain stockholders of Katapult have entered into support agreements with Katapult, CCFI and Aaron’s, which provide that the stockholders who are parties to the Katapult Support Agreements will vote all of the shares of Katapult Common Stock held by them in favor of the adoption of the Merger Agreement and the Contemplated Transactions.
For more information, see the section titled “Agreements Related to the Mergers — Support Agreements” in this proxy statement/prospectus.
Lock-Up Agreements
In connection with the Mergers, certain officers, directors and equityholders of Katapult, CCFI and Aaron’s (each solely in their capacities as equityholders), have entered into lock-up agreements with Katapult, Aaron’s and CCFI, pursuant to which they have agreed, among other things, not to sell, transfer, pledge, or dispose of any Katapult Common Stock without prior written consent from Katapult for the six month period following the Closing, subject to customary exceptions. At six months following the Closing, each equityholder that executed a lock-up agreement may transfer up to 50% of their shares of Katapult Common Stock and at nine months following the Closing, each such equity holder may transfer up to 75% of their shares of Katapult Common Stock. The transfer restrictions expire on the first anniversary of the Closing.
For more information, see the section titled “Agreements Related to the Mergers — Lock-Up Agreements” in this proxy statement/prospectus.
Registration Rights Agreement
In connection with the Mergers, certain equityholders of Aaron’s and CCFI have entered into a registration rights agreement with Katapult, effective as of the Closing, pursuant to which Katapult must facilitate the registration of registrable securities for resale under the Securities Act, including filing a registration statement within 45 days after the Closing and maintaining its effectiveness until such time as the registered securities cease to be registrable securities under the Registration Rights Agreement, including when they are able to be sold or otherwise become freely tradeable under Rule 144 without restriction. The Registration Rights Agreement also grants specified demand registration rights to certain “Primary Holders” (as defined in the Registration Rights Agreement), subject to customary conditions such as minimum offering size and underwriter cutbacks, and provides piggyback registration rights to all holders of registrable securities.
For more information, see the section titled “Agreements Related to the Mergers — Registration Rights Agreement” in this proxy statement/prospectus.
Stockholders Agreement
In connection with the Mergers, certain equityholders of Aaron’s and CCFI have entered into a stockholders agreement with Katapult, effective as of the Closing, pursuant to which the Katapult Board will be increased to nine directors and the following directors will be appointed: Jennifer Baldock, Michael Heller, and Cory Miller as Class A Directors (terms ending at the first annual meeting following the Closing); Lynn DeVault, Gene Schutt, and, if applicable, Mr. Zayas as Class B Directors (terms ending at the second annual meeting following the Closing); and Will Jones, Kyle Hanson, and, if applicable, Mr. Zink as Class C Directors (terms ending at the third annual meeting following the Closing). Kyle Hanson will serve as Executive Chairman of the Katapult Board.
For more information, see the section titled “Agreements Related to the Mergers — Stockholders Agreement” in this proxy statement/prospectus.
Contribution and Exchange Transactions
In connection with the Mergers, certain members of Aaron’s and CCFI management have entered into contribution and exchange agreements with Katapult, Aaron’s, and CCFI, pursuant to which, immediately prior to the Aaron’s Merger Effective Time, the Aaron’s MIP Holders will contribute their Aaron’s MIP Units to Katapult in exchange for 943,580 shares of Katapult Common Stock and, immediately prior to the CCFI Merger Effective Time, the CCFI MIP Holders will contribute their CCFI MIP Equity to Katapult in exchange for 11,011,927 shares of Katapult Common Stock.
For more information, see the section titled “The Merger Agreement — Pre-Closing Transactions —
Contribution and Exchange Agreements” in this proxy statement/prospectus.
Hawthorn Preferred Stock Exchange
In connection with the Mergers, Katapult and Hawthorn have entered into a side agreement pursuant to which Katapult has agreed, conditioned upon and effective immediately prior to the consummation of the Aaron’s MIP Exchange and the CCFI MIP Exchange, to repurchase all outstanding shares of Katapult Convertible Preferred Stock issued to Hawthorn (the “Hawthorn Preferred Stock Exchange”) at an aggregate price equal to the aggregate liquidation preference of such shares at the close of business on the business day immediately preceding the Aaron’s MIP Exchange, plus the aggregate amount of any accrued and unpaid dividends thereon. The purchase price in the Hawthorn Preferred Stock Exchange is payable by the issuance of a new, subordinated debt instrument by Katapult, or, at Katapult’s election, a subsidiary of Katapult.
For more information, see the section titled “The Merger Agreement — Pre-Closing Transactions —
Hawthorn Preferred Stock Exchange” in this proxy statement/prospectus.
Hawthorn Private Warrant Exchange
In connection with the Mergers, Katapult and Hawthorn have entered into a side agreement pursuant to which Hawthorn has agreed, conditioned upon and effective immediately prior to the consummation of the Aaron’s MIP Exchange and the CCFI MIP Exchange, to exercise the Private Warrants (on a cashless basis).
Management Following the Mergers
Effective as of the consummation of the Mergers, Katapult’s executive officers are expected to be:
Name	Position(s)
Kyle Hanson	Executive Chairman
Cory Miller	Chief Executive Officer
Russell Falkenstein	Chief Financial Officer
For more information, see the section titled “The Mergers — Management Following the Mergers” in this proxy statement/prospectus.
Director Independence
The Katapult Board has undertaken a review of the independence of each director and considered whether each director has a material relationship with Katapult that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Gregory L. Zink, Jennifer Baldock, Michael Heller, Lynn DeVault and Gene Schutt are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making these determinations, the Katapult Board reviewed and discussed information provided by the directors and by Katapult with regard to each director’s business and personal activities and relationships as they may relate to Katapult and Katapult’s management, including the beneficial ownership of Katapult Common Stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions”.
For more information, see the section titled “The Mergers — Management Following the Mergers” in this proxy statement/prospectus.

Interests of Katapult Directors and Executive Officers
Certain directors and executive officers of Katapult have interests in the Mergers that are different from, or in addition to, those of Katapult stockholders generally. These interests include, among others, potential severance payments and benefits under individual employment agreements with certain Katapult executive officers; for one named executive officer, payment of a retention award in exchange for continued employment through and following the consummation of the mergers; and continued indemnification and directors’ and officers’ liability insurance. The Katapult Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers, in approving the Merger Agreement, and in recommending the approval of the Stock Issuance Proposal, Adjournment Proposal, Compensation Proposal and the 2026 Plan Proposal. See the section titled “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Katapult Directors and Executive Officers in the Mergers” beginning on page 169 of this proxy statement/prospectus for a more detailed description of these interests.
Interests of CCFI Members of the Board of Managers and Executive Officers
Certain members of the board of managers and executive officers of CCFI have interests in the Mergers that are different from, or in addition to, those of CCFI unitholders generally. These interests include, among others, potential severance payments and benefits with certain CCFI executive officers; for one named executive officer, payment of an award under the CCFI CIC Plan; conversion of Class B Units in CCFI MIP Holdings into shares of Katapult Common Stock; and receipt of shares of Katapult Common Stock in exchange for the cancellation of CCFI Phantom Units. See the section titled “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of CCFI Members of the Board of Managers and Executive Officers in the Mergers” beginning on page 173 of this proxy statement/prospectus for a more detailed description of these interests.
Interests of Aaron’s Directors and Executive Officers
Certain directors and executive officers of Aaron’s have interests in the Mergers that are different from, or in addition to, those of Aaron’s stockholders generally. These interests include, among others, conversion of Class B Units in Aaron’s MIP into shares of Katapult Common Stock; payments on vesting of outstanding restricted cash units with respect to Mr. Falkenstein and Ms. George; and potential severance payments and benefits under Aaron’s Severance Plan with respect to Mr. Falkenstein and Ms. George. See the section titled “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Aaron’s Directors and Executive Officers in the Mergers” beginning on page 175 of this proxy statement/prospectus for a more detailed description of these interests.
Material U.S. Federal Income Tax Consequences
Assuming the Mergers and related transactions under the Merger Agreement are completed as currently contemplated by the Merger Agreement, Katapult, Aaron’s and CCFI intend that (i) each of the Aaron’s Merger and the CCFI Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (ii) the Mergers, together (as part of an integrated transaction) with the Aaron’s MIP Exchange and the CCFI MIP Exchange, will qualify as an exchange described in Section 351 of the Code (collectively, the “Intended Tax Treatment”).
Provided that the Mergers qualify for the Intended Tax Treatment, a U.S. holder (as defined in “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus) of Aaron’s Common Stock or CCFI Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its Aaron’s Common Stock or CCFI Units, as applicable, for Katapult Common Stock, except with respect to cash, if any, received in lieu of fractional shares of Katapult Common Stock, if any. It is not a condition to the obligation of Katapult, Aaron’s or CCFI to complete the Mergers (as currently contemplated) that the Mergers qualify for the Intended Tax Treatment. Moreover, Katapult, Aaron’s and CCFI have not sought, and do not intend to seek, (i) any ruling from the IRS regarding the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code or (ii) any opinion from their respective counsel as to the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the Intended Tax Treatment. If the Aaron’s Merger or CCFI Merger were to fail to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code, such merger would generally be treated as a taxable transaction for U.S. holders of Aaron’s Common Stock or CCFI Units, as the case may be, in which such holders would generally be required to recognize taxable gain or loss.
Tax matters are very complicated, and the tax consequences of the Mergers to a particular CCFI unitholder or Aaron’s stockholder will depend on such holder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Mergers to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.
For more information, please see the section titled “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus.
Risk Factors
Each of Katapult, CCFI and Aaron’s are subject to various risks associated with their businesses and their industries. In addition, the Mergers, including the possibility that the Mergers may not be completed, pose a number of risks to each company and their respective equityholders. These risks include the following:
Risks Relating to the Mergers
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None of Katapult, CCFI or Aaron’s can be sure if or when the Mergers will be completed.

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If the Stock Issuance Proposal is not approved by Katapult stockholders, the failure to obtain the approval would prevent the Closing from occurring and CCFI unitholders and Aaron’s stockholders from receiving the Merger Consideration.

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Katapult, CCFI or Aaron’s may waive one or more of the closing conditions without re-soliciting stockholder approval.

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Failure to complete the Mergers may result in Katapult paying a termination fee to CCFI and Aaron’s and could significantly harm the market price of Katapult Common Stock and negatively affect the future business and operations of each of the companies.

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Katapult, CCFI and Aaron’s will incur direct and indirect costs as a result of the Mergers.

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The Mergers may be completed even though certain events occur prior to the Closing that materially and adversely affect the parties.

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Some Katapult, CCFI and Aaron’s officers and directors have interests in the Mergers that are different from the respective equityholders of Katapult, CCFI and Aaron’s and that may influence them to support or approve the Mergers without regard to the interests of the respective equityholders of Katapult, CCFI and Aaron’s.

Risks Relating to Katapult
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Our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock could further reduce the voting power and dilute the ownership of holders of Katapult Common Stock, and may adversely affect the market price of Katapult Common Stock.

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Until the later of the date the Preferred Stockholder Approval is obtained, if at all, and the date of Katapult’s 2026 Annual Meeting of Stockholders, the Katapult Convertible Preferred Stock will accrue Dividends at an annual rate of at least 18% compounding weekly. Thereafter, the Katapult Convertible Preferred Stock will continue to accrue Dividends at an annual rate of 12% compounding quarterly.

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If the Preferred Stockholder Approval is obtained, the Katapult Convertible Preferred Stock would be convertible without regard to the Ownership Limitation and would allow the holder(s) thereof to become the majority owner(s) of Katapult.

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If the Lender’s waiver of our existing event of default expires and is not otherwise extended, or if we trigger another event of default under the Loan Agreement and such event of default is not waived by our Lender, the Loan Agreement would terminate and our obligations under the Loan Agreement would accelerate, which would have a material adverse effect on our business, results of operations and financial position.

Risks Relating to CCFI
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CCFI is subject to regulation at both the federal and state levels that is susceptible to varying interpretations, and CCFI’s failure to comply with applicable regulations could result in significant liability to CCFI as well as significant additional costs to bring CCFI’s business practices into compliance.

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Certain financial institutions have discontinued, and other financial institutions may in the future discontinue or decline to provide, financial services to CCFI because of regulatory pressure.

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Some of CCFI’s (and its competitors’) lending practices in certain states have become or may become the subject of regulatory scrutiny and/or litigation. An unfavorable outcome in ongoing or future litigation or regulatory proceedings could force CCFI to discontinue these business practices and/or make monetary payments. This could have a material adverse effect on CCFI’s business, financial condition, and results of operations.

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A significant portion of CCFI’s assets are held in a limited number of states.

Risks Relating to Aaron’s
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Aaron’s is subject to extensive federal, state and provincial laws and regulations that could expose it to government investigations, pricing restrictions, monetary penalties, additional costs or compliance-related burdens.

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Adverse macroeconomic conditions outside of Aaron’s control, may adversely affect demand for Aaron’s products and services and/or Aaron’s customers’ ability to make the payments they owe for such products and services.

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Disruptions in the credit markets or changes to our credit ratings may negatively impact our access to financing and increase our cost of capital, which could adversely affect our liquidity, results of operations and financial condition.

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If Aaron’s does not maintain the privacy and security of customer, employee or other confidential information, Aaron’s could incur significant costs, which could have a material adverse effect on it business, results of operations or financial condition.

Risks Related to Owning Katapult Common Stock Following the Mergers
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There has been no prior public market for CCFI Units or Aaron’s Common Stock, the stock price of the Katapult Common Stock may be volatile or may decline regardless of its operating performance and you may not be able to resell your shares at or above your purchase price.

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Katapult’s operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the Katapult stock price to fluctuate or decline.

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The unaudited pro forma condensed combined financial information presented herein may not be representative of Katapult’s results after the Mergers.

For more information, see the section titled “Risk Factors” in this proxy statement/prospectus.
Regulatory Approvals
Under the HSR Act, the Mergers may not be consummated until Katapult, Aaron’s and CCFI each files a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”), and the applicable waiting period (and any extension thereof) has expired or been terminated.

Katapult, Aaron’s and CCFI each filed an HSR notification with the FTC and the DOJ on January 16, 2026.
For more information, see the section titled “The Mergers — Regulatory Approvals” in this proxy statement/prospectus.
Accounting Treatment of the Mergers
Each of the CCFI Merger and the Aaron’s Merger are expected to be treated by Katapult as reverse mergers accounted for as business combinations in accordance with accounting principles generally accepted in the United States. For accounting purposes, CCFI is considered to be acquiring Aaron’s and Katapult as a result of the Mergers, and the transaction is expected to be recorded as a business combination.
For more information, see the section titled “The Mergers — Accounting Treatment of the Mergers” in this proxy statement/prospectus.
NASDAQ Listing of Katapult Common Stock
Through the CCFI Merger Effective Time, Katapult has agreed to use its commercially reasonable efforts to (a) cause the shares of Katapult Common Stock being issued in the Mergers to be approved for listing (subject to notice of issuance) on NASDAQ, (b) maintain its existing listing on NASDAQ until the later of the CCFI Merger Effective Time or Aaron’s Merger Effective Time and (c) obtain approval of the listing of the combined corporation on NASDAQ. Each of CCFI and Aaron’s have agreed to cooperate with Katapult as reasonably requested by Katapult with respect to the listing application for the Katapult Common Stock and promptly furnish to Katapult all information concerning CCFI and its unitholders and Aaron’s and its stockholders, respectively, that may be required or reasonably requested in connection therewith.
For more information, see the section titled “The Mergers — NASDAQ Listing of Katapult Common Stock” in this proxy statement/prospectus.
Appraisal or Dissenters’ Rights
Stockholders of Katapult are not entitled to appraisal or dissenter rights in connection with the Mergers. Unitholders of CCFI are not entitled to appraisal or dissenter rights in connection with the CCFI Merger. Stockholders of Aaron’s are entitled to dissenter rights in connection with the Aaron’s Merger under Delaware law. For more information about the rights of Aaron’s stockholders, see the provisions of Section 262 of the DGCL attached hereto as Annex E and the section titled “The Mergers — Appraisal or Dissenters’ Rights” in this proxy statement/prospectus.
Comparison of Equityholder Rights
Katapult is incorporated under the laws of the State of Delaware, CCFI is organized under the laws of the State of Delaware and Aaron’s is incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of Katapult and Aaron’s are currently, and will continue to be, governed by the DGCL, and the rights of the unitholders of CCFI are currently governed by the Delaware Limited Liability Company Act (the “DLLC”). If the Mergers are completed, CCFI unitholders and Aaron’s stockholders will become stockholders of Katapult, and their rights will be governed by the DGCL, as well as the Second Amended and Restated Certificate of Incorporation, as amended (the “Katapult Charter”) and Second Amended and Restated Bylaws (the “Katapult Bylaws”) of Katapult, which are attached to this proxy statement/prospectus as Annexes B and C, respectively. The rights of Katapult stockholders contained in the Katapult Charter and the Katapult Bylaws differ from the rights of CCFI unitholders and Aaron’s stockholders under their respective governing documents, as more fully described under the section titled “Comparison of Equityholder Rights” in this proxy statement/prospectus.

RISK FACTORS
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement/prospectus, including our consolidated financial statements and related notes.
Risks Relating to the Mergers
None of Katapult, CCFI or Aaron’s can be sure if or when the Mergers will be completed.
The consummation of the Mergers is subject to certain closing conditions, some of which are beyond Katapult’s, CCFI’s or Aaron’s control including, among others, (a) the expiration or termination of any waiting period applicable under the HSR Act (b) the absence of any law or governmental order preventing the consummation of the Mergers, Reorganizations or the Katapult Stock Issuance, (c) the effectiveness of this Registration Statement, (d) the shares of Katapult Common Stock to be issued in Katapult Stock Issuance having been approved for listing on NASDAQ, subject only to official notice of issuance, (e) receipt of required approvals from the equityholders of each of Aaron’s, CCFI and Katapult, (f) the parties’ representations and warranties being true and correct (subject to certain customary materiality exceptions), (g) compliance by the parties with their respective covenants, (h) the absence of a material adverse effect on any of the parties’ businesses that is continuing and (i) delivery and execution of certain documents by the parties. See the section titled “The Merger Agreement — Conditions to the Mergers” for a more detailed description. Under certain circumstances, Katapult would be required to pay CCFI and Aaron’s a termination fee of $1,514,174, of which 15% shall be paid to Aaron’s and 85% shall be paid to CCFI.
Each of Katapult, CCFI and Aaron’s may not be successful in their efforts to satisfy the closing conditions. The failure to satisfy all of the required conditions could delay the consummation of the Mergers for a significant period of time or prevent consummation from occurring at all. Any delay in consummating the Mergers could cause Katapult, CCFI and Aaron’s not to realize some or all of the benefits, or realize them on a different timeline than expected, that Katapult, CCFI and Aaron’s, as applicable, expects to achieve if the Mergers are successfully consummated within the expected timeframe. There can be no assurance that the conditions in the Merger Agreement will be satisfied or (to the extent permitted) waived or that the Mergers will be consummated. If the Mergers are not completed, Katapult’s Board, in discharging its fiduciary obligations to its stockholders, will evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Katapult’s stockholders as the Mergers. Any future sale or merger, financing or other transaction may be subject to further stockholder approval. Katapult may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Katapult’s business.
Katapult’s, CCFI’s and Aaron’s efforts to complete the Mergers could cause substantial disruptions in, and create uncertainty surrounding, their respective businesses, which may materially adversely affect their respective results of operation and business. Uncertainty as to whether the Mergers will be completed may affect each of Katapult’s, CCFI’s and Aaron’s ability to retain and motivate existing employees. A substantial amount of Katapult’s, CCFI’s and Aaron’s respective management’s and employees’ attention is being directed toward the completion of the Mergers and thus is being diverted from their respective day-to-day operations. Uncertainty as to Katapult’s, CCFI’s and Aaron’s respective futures could adversely affect their business and their relationships with suppliers, vendors, regulators and other business partners. For example, vendors and other counterparties may defer decisions concerning working with Katapult, CCFI or Aaron’s, or seek to change existing business relationships. Changes to, or termination of, existing business relationships could adversely affect Katapult’s, CCFI’s or Aaron’s respective results of operations and financial condition, as well as the market price of Katapult’s Common Stock. The adverse effects of the pendency of the Mergers could be exacerbated by any delays in completion of the Mergers or termination of the Merger Agreement.
In addition, each of Katapult, CCFI and Aaron’s may terminate the Merger Agreement under certain specified circumstances, including, but not limited to: (a) if the Aaron’s MIP Exchange, the CCFI MIP

Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance are not consummated by September 30, 2026, subject to a 90-day extension if certain closing conditions have not yet been satisfied, (b) if a court of competent jurisdiction or other governmental body has issued a final non-appealable order or other action prohibiting the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance, (c) if a vote on the Katapult Stock Issuance has been held at the Special Meeting and Katapult stockholders have not approved the Katapult Stock Issuance, or (d) if Katapult, CCFI and Aaron’s, as applicable, materially breaches any of its representations, warranties, covenants or agreements, subject in certain cases to the right of the breaching party to cure the breach. Katapult, CCFI and Aaron’s may also terminate the Merger Agreement by mutual written consent.
Until the Mergers are completed, the Merger Agreement restricts Katapult, CCFI or Aaron’s from taking specified actions without the consent of the other parties and requires Katapult to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Katapult, CCFI or Aaron’s from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the Mergers.
If the Stock Issuance Proposal is not approved by Katapult stockholders, the failure to obtain the approval would prevent the Closing from occurring and CCFI unitholders and Aaron’s stockholders from receiving the Merger Consideration.
Before the Mergers can be completed, the stockholders of Katapult must approve the Stock Issuance Proposal. Failure to obtain the required stockholder approval may result in a material delay in, or the abandonment of, the Mergers, as well as materially adversely affect the timing and benefits that are expected to be achieved from the Mergers, including CCFI unitholders and Aaron’s stockholders being entitled to receive the Merger Consideration.
Katapult, CCFI or Aaron’s may waive one or more of the closing conditions without re-soliciting stockholder approval.
Katapult, CCFI or Aaron’s may determine to waive, in whole or part, one or more of the conditions to its obligations to consummate the Mergers. Katapult, CCFI or Aaron’s currently expect to evaluate the materiality of any waiver and its effect on Katapult, CCFI and Aaron’s stockholders or unitholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the Mergers or as to re-soliciting stockholder approval or amending this joint proxy statement/prospectus as a result of a waiver will be made by Katapult, CCFI or Aaron’s, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
Failure to complete the Mergers may result in Katapult paying a termination fee to CCFI and Aaron’s and could negatively affect the future business and operations of each of the companies and significantly harm the market price of Katapult Common Stock.
If the Mergers are not completed and the Merger Agreement is terminated under certain circumstances, Katapult may be required to pay CCFI and Aaron’s a termination fee of $1,514,714, of which 15% will be paid to Aaron’s and 85% will be paid to CCFI, as described in the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination Fee”. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Katapult, CCFI and Aaron’s will have incurred significant fees and expenses that must be paid regardless of whether the Mergers are completed. Further, if the Mergers are not completed, it could significantly harm the market price of Katapult Common Stock.
If the Merger Agreement is terminated and any of the parties determines to seek another business combination, there can be no assurance that Katapult, CCFI or Aaron’s will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable to them than the terms set forth in the Merger Agreement.

Katapult, CCFI and Aaron’s will incur direct and indirect costs as a result of the Mergers.
Katapult, CCFI and Aaron’s will incur substantial expenses in connection with and as a result of consummating the Mergers, including advisory, legal and other transaction costs, and, following the consummation of the Mergers, Katapult expects to incur additional expenses in connection with combining the companies. Significant costs have already been incurred or will be incurred regardless of whether the Mergers are ultimately consummated. Factors beyond Katapult’s, CCFI’s and Aaron’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately. Management of Katapult, CCFI and Aaron’s continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the Mergers. Although Katapult, CCFI and Aaron’s expect that the realization of benefits related to the Mergers will offset such costs and expenses over time, no assurances can be made that this net benefit will be achieved in the near term, or at all.
The Mergers may be completed even if certain events occur prior to the Closing that materially and adversely affect the parties.
The Merger Agreement provides that Katapult, CCFI or Aaron’s can refuse to complete the Mergers if there is a material adverse change affecting the other parties between December 11, 2025, the date of the Merger Agreement, and the Closing. However, certain types of changes do not permit either party to refuse to complete the Mergers, even if such change could be said to have a material adverse effect on Katapult, CCFI or Aaron’s, including, but not limited to:
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conditions generally affecting the industries or geographic markets in which Katapult, CCFI and Aaron’s operate to the extent that such conditions do not have a materially disproportionate impact on Katapult, CCFI or Aaron’s, respectively;

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any natural disaster, public health event or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, to the extent they do not disproportionately affect Katapult, CCFI or Aaron’s, respectively;

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any failure to meet internal or published projections, forecasts or estimates;

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any change in GAAP or any change in applicable laws, rules, or regulations or interpretations thereof after the date of the Merger Agreement;

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any effect resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Merger or any related transactions; and

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the taking of any action by Katapult, CCFI or Aaron’s required to comply with the terms of the Merger Agreement or at the written request of the other parties.

If adverse changes occur and Katapult, CCFI and Aaron’s still complete the Mergers, the market price of the combined organization’s common stock may suffer. This in turn may reduce the value of the Mergers to the equityholders of Katapult, CCFI or Aaron’s individually, or on a combined basis.
Some Katapult, CCFI and Aaron’s officers and directors have interests in the Mergers that are different from the respective equityholders of Katapult, CCFI and Aaron’s and that may influence them to support or approve the Mergers without regard to the interests of the respective equityholders of Katapult, CCFI and Aaron’s.
In considering the recommendations of the Katapult Board, Katapult stockholders should be aware that Katapult’s directors and executive officers have interests in the Mergers that are different from, or in addition to, their interests as Katapult stockholders. These interests may include, among others, certain payments and benefits to which they may become entitled, whether in connection with certain terminations of employment or service or as an inducement to continue their employment through the Closing of the Mergers. Similarly, CCFI and Aaron’s directors and executive officers have interests in the Mergers that are different from, or in addition to, their interests as CCFI or Aaron’s equityholders, as applicable, which may include, among others, certain payments and benefits to which they may become entitled, whether in connection with certain terminations of employment or service or as an inducement to continue their employment through the Closing of the Mergers.
The Katapult Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers and in unanimously recommending that the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal be approved by Katapult stockholders. The CCFI and Aaron’s boards of managers or directors, as applicable were also aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the Mergers and in recommending that the CCFI and Aaron’s equityholders, respectively, approve the Mergers by written consent. For more information, please see the section titled “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Katapult Directors and Executive Officers in the Mergers”, “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of the CCFI Members of the Board of Managers and Executive Officers in the Mergers”, and “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Aaron’s Directors and Executive Officers in the Mergers” in this proxy statement/prospectus.
The market price of Katapult Common Stock following the Mergers may decline as a result of the Mergers.
The market price of Katapult Common Stock may decline as a result of the Mergers for a number of reasons, including if:
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investors react negatively to the prospects of the combined organization’s products, business and financial condition following the Mergers;

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the attention of Katapult, CCFI or Aaron’s management is directed towards the Closing and other transaction-related considerations and is diverted from the day-to-day business operations of their respective businesses, as applicable, and matters related to the Mergers require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Katapult, CCFI or Aaron’s, as applicable;

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the effect of the Mergers on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

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the combined organization does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts.

The parties’ equityholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with or following the Mergers.
After the completion of the Mergers, the current equityholders of Katapult, CCFI and Aaron’s will own a smaller percentage of the combined organization than their ownership in their respective companies prior to the Mergers. Immediately after the Mergers, it is currently estimated that CCFI equityholders will own, or hold rights to acquire, approximately 79.9% of the combined organization on a fully diluted basis as described in the Merger Agreement, Aaron’s equityholders will own, or hold rights to acquire, approximately 14.1% of the combined organization on a fully diluted basis as described in the Merger Agreement and Katapult equityholders, whose shares of Katapult Common Stock will remain outstanding after the Merger, will own, or hold rights to acquire, approximately 6% of the combined organization on a fully diluted basis as described in the Merger Agreement.
The combined organization may need to raise additional capital by issuing securities or debt, which may cause dilution to the combined organization’s stockholders or restrict the combined organization’s operations.
Additional financing may not be available to the combined organization when it needs it or may not be available on favorable terms. To the extent that the combined organization raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined organization’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined organization’s common stock. Any debt financing the combined organization enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined organization’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.
During the pendency of the Mergers, Katapult, CCFI and Aaron’s may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Katapult, CCFI and Aaron’s to enter into material transactions that are not in the ordinary course of business pending completion of the Mergers. As a result, if the Mergers are not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions that are impeded or prohibited pursuant to these covenants could be favorable to such party’s stockholders if consummated.
Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Katapult, CCFI and Aaron’s from: (a) soliciting, initiating, knowingly encouraging or knowingly facilitating the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to result in an Acquisition Proposal or Acquisition Inquiry, (b) knowingly furnishing any nonpublic information in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (c) engaging in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (d) approving, endorsing or recommending any Acquisition proposal and (e) executing or entering into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal constitutes or would reasonably be expected to result in a superior takeover proposal and that failure to cooperate with the proponent of the proposal would reasonably be expected to be inconsistent with the applicable board’s fiduciary duties.
These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Katapult, CCFI or Aaron’s or pursuing an alternative Acquisition Transaction from considering or proposing such a transaction, even if it were prepared to pay consideration that is more favorable to be received or realized in the Mergers. In particular, a termination fee, if applicable, could result in a potential third-party acquiror or merger partner proposing to pay a lower price to Katapult’s stockholders than it might otherwise have proposed to pay absent such a fee. If the Merger Agreement is terminated in accordance with its terms, and either Katapult, CCFI or Aaron’s determines to seek another business combination, Katapult, CCFI or Aaron’s, as applicable, may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger Agreement.
Because the lack of a public market for CCFI’s and Aaron’s equity makes it difficult to evaluate the value of their respective equity, the equityholders of CCFI and Aaron’s may receive shares of Katapult Common Stock in the Mergers that have a value that is less than, or greater than, the fair market value of their equity.
The outstanding equity of CCFI and Aaron’s is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of CCFI and Aaron’s, respectively. Because the percentage of Katapult Common Stock to be issued to equityholders of CCFI and Aaron’s was determined based on negotiations between the parties, it is possible that the value of Katapult Common Stock to be received by equityholders of CCFI and Aaron’s will be less than the fair market value of CCFI and Aaron’s, or Katapult may pay more than the aggregate fair market value for CCFI or Aaron’s.

If the Intended Tax Treatment is not achieved, the U.S. Holders of CCFI Units and Aaron’s Common Stock may be taxed on the full amount of the consideration received in the Mergers.
Katapult, CCFI and Aaron’s intend that (i) each of the Aaron’s Merger and the CCFI Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (ii) the Mergers, together (as part of an integrated transaction) with the Aaron’s MIP Exchange and the CCFI MIP Exchange will qualify as an exchange described in Section 351 of the Code (collectively, the “Intended Tax Treatment”). Provided that the Mergers qualify for the Intended Tax Treatment, a U.S. holder (as defined in “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus) of Aaron’s Common Stock or CCFI Units generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its Aaron’s Common Stock or CCFI Units, as applicable, for Katapult Common Stock, except with respect to cash, if any, received in lieu of fractional shares of Katapult Common Stock, if any. It is not a condition to the obligation of Katapult, Aaron’s or CCFI to complete the Mergers (as currently contemplated) such that the Mergers qualify for the Intended Tax Treatment. Moreover, Katapult, Aaron’s and CCFI have not sought, and do not intend to seek, (i) any ruling from the IRS regarding the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code or (ii) any opinion from their respective counsel as to the qualification of the Mergers as a “reorganization” within meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the Intended Tax Treatment. If the Aaron’s Merger or CCFI Merger were to fail to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code, such merger would generally be treated as a taxable transaction for U.S. holders of Aaron’s Common Stock or CCFI Units, as the case may be, in which such holders would generally be required to recognize taxable gain or loss.
Each Aaron’s stockholder and CCFI unitholder is strongly encouraged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. tax consequences of the Mergers to it. For a more detailed discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders of Aaron’s Common Stock and U.S. holders of CCFI Units, see the section titled “The Mergers — Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock” in this proxy statement/prospectus.
Litigation relating to the Mergers could require Katapult, CCFI and Aaron’s to incur significant costs and suffer management distraction, and could delay or enjoin the Mergers.
Securities class action lawsuits, derivative lawsuits and other demands are often brought against public companies that have entered into a Merger Agreement. Katapult, CCFI and Aaron’s could be subject to such demands or lawsuits related to the Mergers, whether or not the Mergers are consummated. Such demands or lawsuits may create uncertainty relating to the Mergers, or delay or enjoin the Mergers, and responding to such demands or lawsuits could divert management time and resources, even such demands or lawsuits are without merit. In addition, such demands or lawsuits could result in monetary damages or lead to a dissolution or bankruptcy of Katapult, CCFI or Aaron’s or all of the parties if the costs associated with such demands or litigation are significant enough.
The shares of Katapult Common Stock to be received by CCFI unitholders and Aaron’s stockholders upon consummation of the Mergers will entitle the holders thereof to different rights.
Upon consummation of the Mergers, CCFI unitholders will no longer be unitholders of CCFI and Aaron’s stockholders will no longer be stockholders of Aaron’s but will instead become stockholders of Katapult, and their rights as Katapult stockholders will be governed by the terms of the Katapult Charter and the Katapult Bylaws. The terms of the Katapult Charter and the Katapult Bylaws are in some respects materially different from the terms of the CCFI certificate of formation (“CCFI Certificate of Formation”) and the CCFI limited liability company agreement (“CCFI LLCA”), which currently govern the rights of CCFI unitholders, and the Aaron’s certificate of incorporation (“Aaron’s Certificate of Incorporation”) and the Aaron’s bylaws (“Aaron’s Bylaws”), respectively, which currently govern the rights of Aaron’s stockholders. For a discussion of the different rights associated with shares of Katapult Common Stock, CCFI Units and shares of Aaron’s Common Stock, see “Comparison of Equityholder Rights.”
Each party is subject to business uncertainties and contractual restrictions while the Mergers are pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the Mergers, some customers, suppliers and other persons with whom Katapult, CCFI or Aaron’s do business may delay or defer certain business decisions or terminate, change or renegotiate their relationships with Katapult, CCFI or Aaron’s, as the case may be, as a result of the Mergers, which could negatively affect Katapult’s, CCFI’s or Aaron’s respective revenues, earnings and cash flows, as well as the market price of Katapult Common Stock, regardless of whether the Mergers are consummated.
Under the terms of the Merger Agreement, each of Katapult, CCFI and Aaron’s is subject to certain restrictions on the conduct of its business prior to consummating the Mergers that may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness, incur capital expenditures, settle litigation, amend organizational documents, declare dividends, enter new business lines and invest in third parties. Such limitations could adversely affect each of Katapult’s, CCFI’s and Aaron’s businesses and operations prior to the consummation of the Mergers.
Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the consummation of the Mergers.
Katapult’s ability to use net operating loss (“NOL”) carryforwards and certain tax credit carryforwards may be subject to limitation in connection with the Mergers and other ownership changes.
As of December 31, 2025, Katapult had federal and state NOL carryforwards of $      million and $      million, respectively. Of the federal NOL carryforwards, $      million can be carried forward indefinitely. Under Section 382 of the Code, changes in Katapult ownership may limit the amount of NOL carryforwards and tax credit carryforwards that could be utilized annually to offset Katapult’s future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of Katapult of more than 50% (by value) within a three-year period. Any such limitation may significantly reduce Katapult’s ability to utilize its NOL carryforwards and tax credit carryforwards before they expire. Katapult believes that the completion of the de-SPAC transaction in June 2021 triggered such an “ownership change” limitation resulting in limitations on its use of tax attributes from prior to the de-SPAC transaction. In addition, the Mergers, together with the CCFI MIP Exchange and the Aaron’s MIP Exchange, may trigger another “ownership change” limitation. As a result of such an “ownership change,” Katapult’s ability to use its NOL carryforwards and other tax credits generated since inception to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to Katapult and could require it to pay U.S. federal income taxes earlier than would be required if such limitations were not in effect.
CCFI unitholders will not have appraisal rights or dissenters’ rights in the Mergers.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.
Under Delaware law, CCFI unitholders will not be entitled to any appraisal rights in connection with the Mergers and the Katapult Stock Issuance.
For additional information on the appraisal rights Aaron’s stockholders are entitled to in connection with the Aaron’s Merger, see “The Mergers — Appraisal or Dissenters’ Rights.”
Katapult stockholders will not have appraisal rights or dissenters’ rights in the Mergers.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.
Under the DGCL, Katapult stockholders will not be entitled to any appraisal rights in connection with the Mergers and the Katapult Stock Issuance.
For additional information on the appraisal rights Aaron’s stockholders are entitled to in connection with the Aaron’s Merger, see “The Mergers — Appraisal or Dissenters’ Rights.”
As private companies, CCFI and Aaron’s have not been required to document and test their internal controls over financial reporting, their respective management teams have not been required to certify the effectiveness of their internal controls in the last two years, and their respective auditors have not been required to opine on the effectiveness of our internal controls over financial reporting. Failure to maintain adequate financial, IT and management processes and controls could result in material weaknesses and errors in the combined organization’s financial reporting, which could adversely affect our business, financial condition and results of operations. Moreover, there are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm our business may occur and not be detected.
As private companies, CCFI and Aaron’s have not been subject to the SEC’s internal control reporting requirements. Following the Mergers, CCFI’s and Aaron’s controls will become subject to the SEC’s internal control over financial reporting requirements to which Katapult is currently subject. Katapult may not be able to complete its integration of CCFI’s and Aaron’s controls on a timely basis and therefore may not be able to complete its evaluation, testing and any required remediation in a timely fashion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by the combined organization’s independent registered public accounting firm. As of December 31, 2023, a predecessor to Aaron's reported a material weakness in internal control over financial reporting. As a result, the combined organization may incur significant legal, accounting and other expenses that we did not previously incur. The combined organization’s management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage transitioning CCFI’s and Aaron’s controls to the standards required for a public company. In addition, the need to integrate CCFI’s and Aaron’s corporate infrastructure may also divert management’s attention from implementing the combined organization’s business strategy, which could prevent the combined organization from improving its business, results of operations and financial condition. For more information regarding risks associated with internal controls, see “— If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.”
Risks Relating to Katapult
Our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock could further reduce the voting power and dilute the ownership of holders of Katapult Common Stock, and may adversely affect the market price of Katapult Common Stock.
On November 3, 2025, we issued and sold to Hawthorn an aggregate of 35,000 shares of our Series A Convertible Preferred Stock and an aggregate of 30,000 shares of our Series B Convertible Preferred Stock. If the Hawthorn Preferred Stock Exchange is not consummated, the Katapult Convertible Preferred Stock could remain outstanding following the Mergers.
Each series of Katapult Convertible Preferred Stock ranks senior to the Katapult Common Stock with respect to distributions on liquidation, winding-up and dissolution and payment of dividends. In addition, subject to certain limitations, holders of the Series A Convertible Preferred Stock are entitled to vote with holders of shares of Katapult Common Stock, together as one class, on all matters submitted for a vote of holders of shares of Katapult Common Stock on an as-converted basis, thereby effectively reducing the voting power of holders of Katapult Common Stock. Conversions of the Series B Convertible Preferred Stock into Katapult Common Stock could also further reduce the voting power of holders of Katapult Common Stock.

Moreover, the accrual of dividends paid in kind on the Katapult Convertible Preferred Stock has increased, and could further increase, the liquidation preference of the Katapult Convertible Preferred Stock, thereby increasing the number of shares into which the Katapult Convertible Preferred Stock is convertible and further diluting the ownership interest and voting power of holders of Katapult Common Stock.
Such reductions in voting power and the substantial dilution of ownership rights resulting from the issuance, potential conversion of and accrual of dividends on, the Katapult Convertible Preferred Stock may adversely affect the market price for the Katapult Common Stock. Securities class action litigation is often initiated against companies whose stock price declines following significant transactions by a company, such as transactions of the type that resulted in our issuance of the Katapult Convertible Preferred Stock to Hawthorn. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
For additional information on the terms of the Katapult Convertible Preferred Stock, see the section of this proxy statement/prospectus titled “Description of Katapult’s Securities — Preferred Stock.”
Until the later of the date the Preferred Stockholder Approval is obtained, if at all, and the date of Katapult’s 2026 Annual Meeting of Stockholders, the Katapult Convertible Preferred Stock will accrue Dividends at an annual rate of at least 18% compounding weekly. Thereafter, the Katapult Convertible Preferred Stock will continue to accrue Dividends at an annual rate of 12% compounding quarterly.
Dividends (as defined in the section of this proxy statement/prospectus titled “Description of Katapult’s Securities — Preferred Stock — Dividends”) on the Katapult Convertible Preferred Stock currently accrue at a rate of 18% per annum, payable weekly, and, if the Hawthorn Preferred Stock Exchange is not consummated, will continue to so accrue, payable weekly, until the later of (i) the date the Preferred Stockholder Approval (as defined in the section of this proxy statement/prospectus titled “Description of Katapult’s Securities — Preferred Stock — Conversion Rights — Ownership Limitation”) is obtained, if at all and (ii) the date of Katapult’s 2026 Annual Meeting of Stockholders. In addition, the Katapult Convertible Preferred Stock provides that if the Preferred Stockholder Approval is not obtained on or before the earlier of (a) the date of Katapult’s first annual or special meeting of stockholders following November 3, 2025 and (b) February 27, 2026 (the “Dividend Step-up Deadline”), then the Dividend rate will be increased by one percent (1%) during the period from, and including, the Dividend Step-up Deadline to, but excluding, the date when the Preferred Stockholder Approval is first obtained, if at all; however, notwithstanding the foregoing, Hawthorn as the sole holder of Katapult Convertible Preferred Stock has entered into a waiver providing that no increase in the Dividend rate will occur unless the Preferred Stockholder Approval is not obtained on or prior to the date of Katapult’s first annual meeting of stockholders following November 3, 2025. Beginning on, and including, the later of (i) the date of the meeting at which the Preferred Stockholder Approval is obtained and (ii) the date of Katapult’s 2026 Annual Meeting of Stockholders, Dividends will accrue at a rate of 12% per annum, payable quarterly.
If the Hawthorn Preferred Stock Exchange is not consummated and the Preferred Stockholder Approval is not obtained, the Dividend rate will remain 18% per annum, payable weekly. In addition, if the Preferred Stockholder Approval is not obtained by the Dividend Step-up Deadline, subject to the waiver described above, then the Dividend rate will increase to 19% per annum, payable weekly. Under no circumstance will the Dividend rate decrease below 12% per annum. The Dividend rate could have adverse effects on Katapult’s financial condition and results of operations and could result in additional dilution to the ownership interest and voting power of holders of Katapult Common Stock. There can be no assurance that the Preferred Stockholder Approval will be obtained by the Dividend Step-up Deadline, or at all.
For additional information on the terms of the Katapult Convertible Preferred Stock, see the section of this proxy statement/prospectus titled “Description of Katapult’s Securities — Preferred Stock.”
If the Preferred Stockholder Approval is obtained, the Katapult Convertible Preferred Stock would be convertible without regard to the Ownership Limitation and would allow the holder(s) thereof to become the majority owner(s) of Katapult.
Hawthorn is the current holder of all Katapult Convertible Preferred Stock. Until the Preferred Stockholder Approval is obtained, any conversion of Katapult Convertible Preferred Stock is subject to the limitation that no holder of Katapult Convertible Preferred Stock may convert such shares to the extent that such conversion would result in such holder beneficially owning in excess of 19.99% of all outstanding shares of Katapult Common Stock as of November 3, 2025.
If the Hawthorn Preferred Stock Exchange is not consummated, then following the Preferred Stockholder Approval, if the Preferred Stockholder Approval is obtained, Hawthorn, or another holder of Katapult Convertible Preferred Stock, may convert any or all of its shares of Katapult Convertible Preferred Stock into Katapult Common Stock at any time, and may convert such shares into a number of shares of Katapult Common Stock constituting a majority of the number of shares of the issued and outstanding Katapult Common Stock. Hawthorn, or another individual, group or company that obtains Katapult Convertible Preferred Stock that would be freely convertible into a majority of the issued and outstanding shares of Katapult Common Stock (a “Majority Holder”), would be able to exercise significant influence over Katapult, including control over decisions that require the approval of stockholders, which could limit our stockholders’ ability to influence the outcome of key transactions, including a change of control. There can be no assurance that the Katapult Convertible Preferred Stock held by a Majority Holder would not be converted into a majority of the issued and outstanding shares of Katapult Common Stock following the Preferred Stockholder Approval, or if so converted, as to the period of time during which such Majority Holder would be able to so influence and control our decisions.
Under NASDAQ Rules, a company of which more than a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including certain requirements regarding independence of directors and board committee members. Following the Preferred Stockholder Approval, we could become a “controlled company” of a Majority Holder and choose not to comply with those corporate governance requirements. Accordingly, our stockholders would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. There can be no assurance as to the period of time during which we would remain a “controlled company”, if we became one.
For additional information on the terms of the Katapult Convertible Preferred Stock, see the section of this proxy statement/prospectus titled “Description of Katapult’s Securities — Preferred Stock.”
We have substantial indebtedness, which may reduce our capability to withstand adverse developments or business conditions.
We have incurred substantial indebtedness. As of December 31, 2025, the total aggregate indebtedness under the Loan Agreement was approximately $      million of principal outstanding. We, together with our wholly-owned subsidiary, Katapult Group, Inc., have guaranteed the obligations of the Borrower under the Loan Agreement. Our payments on our outstanding indebtedness are significant in relation to our revenue and cash flow, which exposes us to significant risk in the event of downturns in our business (whether through competitive pressures or otherwise), our industry or the economy generally, since our cash flows would decrease but our required payments under our indebtedness would not. Economic downturns may impact our ability to comply with the covenants and restrictions in our Loan Agreement and to make payments on our indebtedness as they become due.
Our overall leverage and the terms of our Loan Agreement could also:
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make it more difficult for us to satisfy obligations;

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limit our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions;

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limit our ability to service our indebtedness;

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limit our ability to adapt to changing market conditions;

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restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

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require us to dedicate a significant portion of our cash flow from operations to paying the principal and interest on our indebtedness, thereby limiting our ability to reach profitability and the availability of our cash flow to fund future capital expenditures, working capital and other corporate purposes;

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limit our flexibility in planning for, or reacting to, changes in our business and in our industry generally; and

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place us at a competitive disadvantage compared with competitors that have a less significant debt burden.

In addition, the Loan Agreement is secured by a pledge over all of the assets of the Borrower, is guaranteed by us and our wholly owned subsidiary, Katapult Group, Inc., which in turn is secured by a pledge over all of our assets and the assets of Katapult Group, Inc.
The Loan Agreement governing the New Revolving Facility includes restrictive covenants and financial maintenance covenants, which could restrict our operations or ability to pursue growth strategies or initiatives, including potential mergers and acquisitions opportunities. Failure to comply with these covenants could result in an acceleration of repayment of the indebtedness under the Loan Agreement, which would have a material adverse effect on our business, financial condition and results of operations.
The Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants that restrict some of our activities. The negative covenants limit our ability to: incur additional indebtedness; pay dividends, redeem stock or make other distributions; amend our material agreements; make investments; create liens; transfer or sell the collateral for the Loan Agreement; make negative pledges; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with affiliates. Non-scheduled repayments of certain amounts under the Loan Agreement are subject to certain restrictions. Our ability to meet these covenants could be affected by events beyond our control, and we may be unable to satisfy them which would prevent us from pursuing certain growth strategies or initiatives due to this limitation. These or other limitations could decrease our operating flexibility and our ability to achieve our operating objectives. The Loan Agreement contains certain financial covenants. In particular, (1) as of the end of each month, we must maintain certain minimum Trailing Three-Month Net Originations (as defined in the Loan Agreement) representing net lease costs of newly originated leases in the immediately trailing three calendar month period and (2) we must maintain minimum liquidity of at least $5.0 million in unrestricted cash and cash equivalents as of the last business day of any calendar week. These financial covenants are restrictive and failure to comply with these covenants would have a material adverse effect on our business, financial condition, and results of operations.
We have been in the past unable to comply with the financial covenants in the Loan Agreement and the financial covenants and certain reporting covenants in the 2019 Loan Agreement and may in the future be unable to comply with such covenants in the Loan Agreement, and we may from time to time fail to comply with (or breach) other covenants or requirements of the Loan Agreement. For example, as of each of July 31, 2025, August 31, 2025, September 30, 2025, October 31, 2025, November 30, 2025 and December 31, 2025, we were not in compliance with the Minimum Trailing Three-Month Originations covenant and the Lenders granted a waiver thereof in each case. We could continue fail to comply with such covenant or any other covenant or requirement of the Loan Agreement and trigger an additional event of default under the Loan Agreement. In such event, if we are unable to negotiate with our Lenders for a waiver or dispensation under the agreement, we would not be able to borrow under the Loan Agreement and our Lenders would have the right to terminate the loan commitments under the Loan Agreement and accelerate repayment of all obligations under the Loan Agreement, which would become due and payable immediately, and such an event would have a material adverse effect on our business, results of operations and financial position. While the Lenders have previously granted Katapult waivers of certain events of default under the 2019 Loan Agreement and the Loan Agreement there is no guarantee that they will be willing to do so in the future. In addition, the rights of the Lenders under the Loan Agreement are fully transferable and assignable and there is no guarantee that any transferee will be willing to grant any such waivers or have interests that align with Katapult and its stockholders. In the event of default or upon maturity if we do not have sufficient liquid assets to repay amounts outstanding under the Loan Agreement, the Lenders have the right to foreclose their liens against all of our assets and take possession and sell any such assets to reduce any such obligations. As a result, we would likely be unable to continue our operations, be unable to avoid filing for bankruptcy protection and/or have an involuntary bankruptcy case filed against us. These events would have a material adverse effect on our business, results of operations and financial position.

To the extent that we seek to grow through future acquisitions, or other strategic investments or alliances, we may not be able to do so effectively.
We may in the future seek to grow our business by exploring potential acquisitions or other strategic investments or alliances. We may not be successful in identifying businesses or opportunities that meet our acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment is identified, we may not be successful in completing such acquisition or integrating such new business or other investment. If the Hawthorn Preferred Stock Exchange is not consummated, certain business combinations, share exchanges, reclassifications or other corporate actions involving the Series A Convertible Preferred Stock and/or the Series B Convertible Preferred Stock, as the case may be, will require the approval of the holders of a majority of the outstanding shares of such series of Katapult Convertible Preferred Stock, voting as a separate class or classes, as the case may be, unless such events do not adversely affect the rights, preferences or voting powers of the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be, and this requirement may limit the terms we are able to offer in a potential acquisition or investment. We may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than we do. As a result of such competition, we may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that we deem attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous.
There is no assurance that we will be able to manage our growth effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses. Furthermore, we may be responsible for any legacy liabilities of businesses we acquire or be subject to additional liability in connection with other strategic investments. The existence or amount of these liabilities may not be known at the time of acquisition, or other strategic investment, and may have an adverse effect on our business, results of operations, financial condition, and prospects.
A meaningful percentage of our gross originations are concentrated with a single merchant, and any deterioration in the business of, or in our relationship with, this merchant or any other key merchant relationship or partner could materially and adversely affect our business, results of operations, financial condition, and prospects.
We depend on continued relationships with Wayfair and other key merchants. Our top merchant, Wayfair, represented approximately     % and 36% of our gross originations (which we define as the retail price of the merchandise associated with lease-purchase agreements entered into and do not represent revenue earned) for the years ended December 31, 2025 and 2024, respectively. Gross originations from Wayfair exclude transactions through KPay and only include transactions directly through the Wayfair waterfall platform. Our top ten direct merchants, which are merchants with whom we have a direct contractual arrangement, in the aggregate represented approximately    % and 54% of our gross originations for the years ended December 31, 2025 and 2024, respectively. The loss of any of our significant merchant partners, and in particular the loss of Wayfair, would materially and adversely affect our business, results of operations, financial condition, and prospects. In addition, a material modification in the merchant agreement with Wayfair or another significant merchant or changes in the prominence of our solution on a significant merchant’s website or prioritization of our solution in a significant merchant’s waterfall could adversely affect our business, results of operations, financial condition, and prospects.
There can be no guarantee that these direct merchant relationships will continue or, if they do continue, that these relationships will continue to be successful. There is a risk that we may lose merchants for a variety of reasons, including a failure to meet key contractual or commercial requirements, or if merchants shift to in-house solutions (including providing a service competitive to us) or competitor providers.
If our relationship with Wayfair or another key merchant deteriorates, they choose to no longer partner with us, or choose to partner with a competitor, or their business is negatively impacted by one or more factors, our business, results of operations, financial condition and prospects will be materially and adversely affected.

The concentration of a significant portion of our business and transaction volume with a single merchant or a limited number of merchants exposes us disproportionately to events, circumstances, or risks affecting such single merchant, such as Wayfair, or our other key merchants. For example, supply chain issues have in the past and may in the future negatively impact the sales of many of our merchants which in turn has contributed to a decline in our gross origination volume during the applicable periods. If our key merchant partners, in particular Wayfair, are unable to acquire new customers or retain existing customers or are otherwise negatively impacted by the macroeconomic and geopolitical conditions, our results of operations, financial condition and prospects will be negatively impacted.
We also depend on continued relationships with key partners that assist in obtaining and maintaining our relationships with merchants. There is a risk that e-commerce platforms with which we partner (such as Shopify, BigCommerce, WooCommerce, and Magneto) may limit or prevent Katapult from being offered as a payment option at checkout. We also face the risk that our key partners could become competitors of our business.
If we are unable to attract additional direct merchants and retain and grow our relationships with our existing direct merchants, our business, results of operations, financial condition, and prospects would be materially and adversely affected.
Our strategy to grow our gross originations partially depends on our ability to maintain and grow our relationships with current direct merchants and to attract select new direct merchants that will stimulate consumer demand on our platform. The attractiveness of our platform to merchants depends on, among other things, our brand and reputation, our ability to sustain our value proposition to merchants for consumer acquisition, the attractiveness of our platform to merchants, the services, products and consumer decision standards offered by our competitors, and our ability to perform under, and maintain, our merchant agreements.
The success of our business is dependent on customers making payments on their leases when due and other factors affecting consumer spending and default behavior that are not under our control.
We generate substantially all of our revenue through payments on leases we provide to customers to obtain the merchandise of our merchants and we bear the risk of non-payment or late payments by our customers. As such, the success of our business is dependent on customers making payments on their leases when due. We primarily provide leases to non-prime customers who do not have sufficient cash or credit to obtain durable goods. The ability of these customers to make payments to us when due may be impacted by a variety of factors, such as loss of employment, deteriorating economic conditions and other factors including but not limited to disposable consumer income, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors listed above could reduce demand for our products and services resulting in lower revenue and negatively impacting our business and our financial results. In addition to reducing demand for our products, these factors may unfavorably impact our customers’ ability or willingness to make lease payments in a timely manner or at all, resulting in increased customer payment delinquencies and lease merchandise write-offs and decreased gross margins, which could also materially and adversely impact our business, financial condition and results of operations.
Unexpected changes to consumer behavior could cause our proprietary algorithms and decisioning tools used in approving customers to no longer be indicative of our customer’s ability to perform.
We believe our proprietary lease decisioning processes to be a key to the success of our business. The decisioning processes assume behavior and attributes observed for prior customers, among other factors, are indicative of performance by our future customers. Unexpected changes in consumer behavior caused by changing economic conditions and other factors may mean that our decisioning tools may not function as intended. As a result, we may approve customers that are not able to perform, which would lead to increased customer delinquencies, increased lease merchandise write-offs and decreased gross margins. When there are unexpected changes to consumer behavior, our decisioning process typically requires more frequent adjustments and the application of management analysis of the interpretation and adjustment of the results produced by our decisioning tools. If there is a challenging macro environment, we may need to make more frequent adjustments to our decisioning process in the near term. If our decisioning tools are unable to accurately predict and respond to changes to consumer behaviors as a result of general economic or other factors, our ability to manage risk and avoid charge-offs may be negatively affected, which may result in insufficient reserves and materially and adversely impact our business, financial condition, results of operations and prospects.
Our success depends on the effective implementation and continued execution of our strategies.
We are focused on our mission to provide innovative lease financing solutions to non-prime customers and to enable everyday essential transactions at the merchant point of sale.
Growth of our business, including through the launch of new product offerings, requires us to invest in or expand our customer data and technology capabilities, engage and retain experienced management, and otherwise incur additional costs. For example, since we launched the app in late 2022, transactions that were completed using KPay (as defined below) have grown to represent    % of our total gross originations for the year ended December 31, 2025. Approximately     % of our 2025 gross originations started with an interaction in our mobile app.
However, these product enhancements may not continue to generate the additional consumer and merchant engagement with our offerings that we expect. If these or other strategic initiatives are not successful longer-term, our competitiveness as well as our business and financial results may be materially and adversely affected. Our inability to address these concerns or otherwise to achieve targeted results associated with our initiatives could adversely affect our results of operations, or negatively impact our ability to successfully execute future strategies, which may result in an adverse impact on our business and financial results.
If we fail to maintain customer satisfaction and trust in our brand, our business, results of operations, financial condition, and prospects would be materially and adversely affected.
We provide a lease-to-own financing option for qualified customers seeking to obtain durable goods from omnichannel and e-commerce merchants. If customers do not trust our brand or do not have a positive experience, they will not use our services. Consequently, our ability to retain customers and attract repeat business is highly dependent on our reputation among our existing customers and merchants. Any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, would adversely affect our reputation and the number of positive customer referrals that we receive and the number of new and repeat customers. As a result, our business, results of operations, financial condition, and prospects would be materially and adversely affected.
If we are unable to attract new customers and retain and grow our relationships with our existing customers, or if attracting or retaining customers is not cost-efficient, our results of operations, financial condition, and prospects would be materially and adversely affected.
Our continued success depends on our ability to generate repeat use and increased gross originations from existing customers and to attract new consumers to our platform. Our ability to retain and grow our relationships with our customers depends on the willingness of customers to use our products and services, including our mobile app and KPay. The attractiveness of our Katapult app to consumers depends upon, among other things, the number and variety of our merchants and the mix of products and services available through our platform, our brand and reputation, customer experience and satisfaction, trust and perception of the value we provide, technological innovation, and the services, products and customer decisioning standards offered by our competitors. If we fail to attract new customers to our platform, products and services, or if we do not continually expand usage, repeat customers and gross originations, our results of operations, financial condition, and prospects would be materially and adversely affected.
We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our results of operations, financial condition, and prospects.
We operate in a highly competitive industry. We face competition from a variety of businesses and new market entrants, including competitors with lease-to-own products for e-commerce goods and other types of digital payment platforms. We face competition from virtual lease-to-own companies, e-commerce retailers (including those that offer layaway programs, other lending options or buy now, pay later programs), online sellers of used merchandise, and various types of consumer finance companies that may enable our customers to shop at online retailers, as well as with online rental stores that do not offer their customers a purchase option. These competitors may have significantly greater financial and operating resources, greater name recognition and more developed products and services, which may allow them to grow faster. Greater name recognition, or better public perception of a competitor’s reputation, may help the competitor take market share. Some competitors may be willing to offer competing products on an unprofitable basis (or may have looser decisioning standards or be willing to relax their decisioning standards) in an effort to gain market share, which could compel us to match their pricing strategy or lose business. Moreover, prime lenders may loosen their underwriting standards and provide credit to non-prime consumers, which would impact our gross origination as well as the credit quality of our customers and our business and results of operations. In addition, some of our competitors may be willing to lease certain types of products that we will not agree to lease, enter into customer leases that have services, as opposed to goods, as a significant portion of the lease value, or engage in other practices related to pricing, compliance, and other areas that we will not, in an effort to gain market share. Our business relies heavily on relationships with our merchants. Competitors undertaking these tactics could cause our merchants to cease to offer Katapult products in favor of our competitors, or to offer our product and the products of our competitors simultaneously, which could slow growth in our business and limit or reduce profitability. Merchants could also develop their own in-house product that competes with our product. Furthermore, virtual lease-to-own competitors may deploy different business models, such as direct-to-consumer strategies, that forego reliance on merchant relationships that may prove to be more successful.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves its forecasted growth, our business could fail to grow at similar rates, if at all.
Our market opportunity estimates, including the size of the virtual lease-to-own market, and expectations about market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including our expectation with respect to the retail environment for home furnishings and other categories offered by our top merchant partners. Even if the markets in which we compete meet our size estimates and growth expectations, our business could fail to grow for a variety of reasons, which could adversely affect our results of operations.
We rely on the accuracy of third-party data, and inaccuracies in such data could adversely impact our approval process.
We use data from third parties as part of our proprietary risk model to assess whether a customer qualifies for one of our lease-purchase options. We are reliant on these third parties to ensure that the data they provide is accurate. Inaccurate data could cause us to not approve transactions that otherwise would have been approved, or instead, approve transactions that would have otherwise been denied and may lead to a higher incidence of bad debts and could have an adverse impact on our results of operations and financial condition.
The success and growth of our business depends upon our ability to continuously innovate and develop new products and technologies.
Our solution is a technology-driven platform that relies on innovation to remain competitive. The process of developing new technologies and products is complex, and we build our own technology, using the latest in artificial intelligence and machine learning (“AI/ML”), cloud-based technologies, and other tools to differentiate our products and technologies. See “— We utilize AI/ML, which could expose us to liability or adversely affect our business” in “Risks Related to Our Technology and Our Platform” for more information. In addition, our dedication to incorporating technological advancements into our platform requires significant financial and personnel resources. In addition, our investment of resources to develop new products and technologies and make changes or updates to our platform may be insufficient. Our development efforts for these initiatives could divert capital and other resources from other growth initiatives important to our business. In addition, the product and technological enhancements that we introduce may not function as we intend, or may not generate the benefits that we expect. We operate in an industry experiencing rapid technological change and frequent product introductions. We may not be able to make technological improvements as quickly as demanded by our customers and merchants, which could harm our ability to attract customers and merchants. In addition, we may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to customers and merchants. If we are unable to successfully and timely innovate and continue to deliver a superior merchant and customer experience, the demand for our products and technologies may decrease and our growth, business, results of operations, financial condition, and prospects could be materially and adversely affected.
Our failure to accurately predict the demand or growth of our new products and technologies also could have a material and adverse effect on our business, results of operations, financial condition, and prospects. New products and technologies are inherently risky, due to, among other things, risks associated with: the product or technology not working, or not working as expected; customer and merchant acceptance; technological outages or failures; and the failure to meet customer and merchant expectations. As a result of these risks, we could experience increased claims, reputational damage, or other adverse effects, which could be material. The profile of potential customers using our new products and technologies also may not be as attractive as the profile of the customers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Additionally, we can provide no assurance that we will be able to develop, commercially market, and achieve acceptance of our new products and technologies. Failure to accurately predict demand or growth with respect to our new products and technologies could have a material and adverse effect on our business, results of operations, financial condition, and prospects.
Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all.
The failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of Katapult Common Stock. We cannot be certain when or if the operations of our business will generate sufficient cash to fund our ongoing operations or the growth of our business. We intend to make investments to support and grow our business and may require additional funds to respond to business challenges, including the need to develop or enhance our technology, expand our sales and marketing efforts or develop new products. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders could have rights senior to holders of Katapult Common Stock and/or existing debt to make claims on our assets. The terms of any additional debt could have covenants which restrict our operations, including our ability to pay dividends on Katapult Common Stock, take specific actions, such as incurring additional debt, or make capital expenditures. If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of Katapult Common Stock including liquidation or other preferences. Because the decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, stockholders will bear the risk of future issuances of debt or equity securities reducing the value of their common stock and diluting their interest.
We have a history of operating losses and may not be profitable in the future.
We incurred a net loss of $      million and $      million during the three months and year ended December 31, 2025, respectively. In addition, we generated a net loss of $9.6 million and $25.9 million during the three months and year ended December 31, 2024, respectively. As of December 31, 2025, our accumulated deficit was approximately $      million. Our operating expenses during the year ended December 31, 2025 when compared with the year ended December 31, 2024, largely due to our efforts to continue to diligently manage our expenses and incorporate efficiencies and productivity improvements in our business while investing in areas that drive growth (technology, revenue team and underwriting). Notwithstanding the foregoing, we may need to further increase our operating expenses in the future in order to continue growing our business, attracting customers, merchants and funding sources, and further enhancing and developing our products and platforms. As we expand our offerings to additional markets, our offerings in these markets may be less profitable than the markets in which we currently operate. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may incur net losses in the future and may not be profitable on a quarterly or annual basis.
Our revenue and operating results may fluctuate, which could result in a decline in our profitability and make it more difficult for us to grow our business.
Our revenue and operating results have varied, and may in the future vary, from quarter to quarter and by season. Periods of decline have resulted, and could in the future result, in an overall decline in profitability and make it more difficult for us to make payments on our indebtedness and grow our business. We expect our quarterly results to fluctuate in the future due to a number of factors, including general economic conditions in the markets where we operate, and customer spending patterns, including the impact of holiday and seasonal sales and tax refunds.
Any significant disruption or errors relating to our loan providers and loan processor, could delay the processing of transactions on our platform or cause temporary fluctuations in cash use and have a material and adverse effect on our business, results of operations, financial condition, and prospects.
Pursuant to Loan Agreement, we are required to use a designated loan processor to validate customer purchases for funding our New Revolving Facility and, thus, in the operation of our platform. The performance and accuracy of said loan processor is essential to our operations and is critical to ensuring that loans are appropriately and timely funded. We rely on the designated loan processor to ensure their systems, internal procedures, verification processes and facilities are protected against service interruptions, power or telecommunications failures, criminal acts, and similar events. We may be harmed if there is a delay, disruption, or error in loan validation. Further, if our arrangements with the designated loan processor is terminated, or if there is a lapse in service due to errors, we could experience interruptions in the provision of our leases. We may also experience increased costs and difficulties in funding leases or finding replacement loan providers or processors on commercially reasonable terms, on a timely basis, or at all.
In addition, in the event of error or interruption, we may be required to use cash to cover for any losses or uncovered leases that might occur, albeit temporarily. This could reduce our available cash or cause reputational harm, any of which could have a material and adverse effect on our business, results of operations, financial condition, and prospects.
In December 2023, the processor for our loan provider experienced a timing error in their validation processes. We alerted them to the error, temporarily covering the approved leases with our cash and the issue was resolved in January 2024. Both our loan provider and processor have since instituted changes to correct against similar interruptions in service, but there can be no assurance that a similar error will not occur in the future.
We rely on card issuers and payment processors. If we fail to comply with the applicable requirements of Visa, Mastercard or other payment processors, those payment processors could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.
We rely on card issuers and payment processors, and must pay a fee for this service. From time to time, payment processors such as Visa or Mastercard may increase the interchange fees that they charge for each transaction using one of their cards. The payment processors routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our merchants or associated participants. Furthermore, if we do not comply with the payment processors’ requirements (e.g., their rules, bylaws, and charter documentation), the payment processors could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their networks. The termination of our registration due to failure to comply with the applicable requirements of our payment processors, or any changes in the payment processors’ rules that would impair our registration, could require us to stop utilizing payment services from our payment processors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.
We utilize AI/ML, which could expose us to liability or adversely affect our business.
We use AI/ML in many aspects of our business. In particular, we use AI/ML to create models which provide data to assist in key aspects of our business, including fraud analysis, credit risk analysis, and product personalization. There are significant risks involved in utilizing AI/ML and no assurance can be provided that our use of such AI/ML will enhance our products or services or produce the intended results. The AI/ML models that we use are trained using various data sets. If the AI/ML models are incorrectly designed, the data we use to train them is incomplete, inadequate, or biased in some way, or we do not have sufficient rights to use the data on which our AI/ML models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party. AI/ML can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI/ML, could impair the acceptance of AI/ML solutions, including those incorporated in our products and services. If the AI/ML tools that we use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results.
In addition, regulation of AI/ML is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI/ML and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI/ML is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI/ML or are considering general legal frameworks for AI/ML. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI/ML technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI/ML.
Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and prospects.
Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, manage and otherwise process immense amounts of data, including personal data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.
Any real or perceived errors, failures, bugs, defects, or outages in such software could result in outages or degraded quality of service on our platform or errors in our financial reporting or charges to our customers that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the error, failure, bug or defect. Any real or perceived errors, failures, bugs, defects, or outages in the software we rely on could also subject us to liability claims, result in data security breaches or other security incidents, impair our ability to attract new customers, retain existing customers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and prospects.

Our results depend on continued integration and support of our platforms, including our integration with direct merchants.
We depend on our merchant partners, which generally accept most major credit cards and other forms of payment, to present our platform as a payment option and to integrate our platform into their website or in their store, such as by featuring our platform on their websites or in their stores and at checkout. The failure by our merchants to effectively present, integrate, and support our platform, or to effectively explain lease-to-own transactions to potential customers, would have a material and adverse effect on our business, results of operations, financial condition, and prospects.
In addition, as a result of user interface or design choices, a direct merchant could modify how our platform is presented as a payment option, including adjustment of the priority of positioning. The presentation and positioning of our platform by a direct merchant is up to the discretion of the merchant. A direct/waterfall may choose to position a competitor ahead of us, reduce the prominence or positioning of our platform, or remove our platform as a payment option. We may not have visibility that a change has been made until after the fact. Any change in our presentation or positioning with a direct merchant could have a material and adverse effect on our business, results of operations, financial condition, and prospects.
We rely on KPay enabled merchants to allow access to their stores through our mobile app and our desktop and mobile websites.
We depend on KPay enabled merchants to continue to allow our customers to utilize our platform, including our websites and mobile app, to access and buy goods at their stores. As a result, there can be no assurance that we will be able to continue to offer our customers access to any particular KPay enabled merchant. The loss of our ability to offer our customers access to KPay enabled merchants would have a material and adverse effect on our business, results of operations, financial condition, and prospects.
We are subject to stringent and changing laws, regulations, rules, standards and contractual obligations related to data privacy and security, which could increase the cost of doing business, compliance risks and potential liability and otherwise negatively affect our operating results and business regulations.
In the ordinary course of business, we collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and otherwise process a wide variety of data and information, including personal data and sensitive personal data, proprietary and confidential business data, trade secrets, and intellectual property. For example, we process the personal data, including sensitive personal data, of customers, including Social Security numbers. We are subject to numerous data privacy and security obligations, such as various laws, regulations, rules, standards and contractual obligations that govern the processing of personal data by us or by third parties on our behalf.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, regulations and rules including data breach notification laws, personal data privacy laws, and consumer protection laws. For example, the Telephone Consumer Protection Act (“TCPA”) imposes specific requirements relating to marketing to individuals using technology such as telephones, mobile devices, and text messages. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities. Class action suits are the most common method for private enforcement. We are also subject to the rules and regulations promulgated under the authority of the FTC, which regulates unfair or deceptive acts or practices, including with respect to data privacy and security. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and security legislation, to which we may be subject if passed.
Data privacy and security are also areas of increasing state legislative focus and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and security. For example, the CCPA broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for certain data breaches. The CCPA is indicative of a trend towards greater state-level regulation of data privacy and security in the United States. A number of other states have enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to customers whose personal data has been disclosed as a result of a data breach. For additional information on data privacy and security laws, regulations and rules we are, or may in the future become, subject to, see the section titled “Katapult’s Business — Regulatory — Government Regulation.”
In addition, privacy advocates and industry groups have proposed, and may propose, data privacy and security standards with which we are legally or contractually bound to comply. For example, we may also be subject to the Payment Card Industry Data Security Standard (“PCI DSS”), which requires companies that process payment card data to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. Noncompliance with PCI-DSS can result in significant penalties or liability, litigation, loss of access to major payment card systems, damage to our reputation, and revenue losses. We may also rely on vendors to process payment card data, and those vendors may be subject to PCI DSS, and our business may be negatively affected if our vendors are fined or suffer other consequences as a result of PCI DSS noncompliance.
We also make public statements about our use and disclosure of personal data through our privacy policies, information on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage our reputation and adversely affect our business.
Increasingly, some aspects of our business may be reliant on our ability to have our products and services be accepted by or compatible with a third-party platform, and any inability to do so could negatively impact our business. As a result, we may be required to change the way we market our products. Any of these developments could impair our ability to reach new or existing customers or otherwise negatively affect our operations. In addition, the CCPA grants California residents the right to opt-out of a business’s sharing of their personal information for targeted advertising purposes.
Our obligations related to data privacy and security are quickly changing in an increasingly stringent fashion, creating some uncertainty as to the effective future legal framework. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires significant resources and may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.
Although we endeavor to comply with all applicable data privacy and security laws, regulations, rules, standards, and contractual obligations, we may at times fail (or be perceived to have failed) to do so. Moreover, despite our efforts, our personnel or third parties upon whom we rely may fail to comply with such obligations, which could negatively impact our business operations and compliance posture. For example, any failure by a third-party service provider to comply with applicable laws, regulations, rules, standards and contractual obligations could result in adverse effects, including inability to or interruption in our ability to operate our business and proceedings against us by governmental entities or others. If we fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class claims; damages); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data.
Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations; interruptions or stoppages of data collection needed to train our algorithms; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.
Any significant disruption in, or errors in, service on our platform or relating to vendors, including events beyond our control, could prevent us from processing transactions on our platform or posting payments and have a material and adverse effect on our business, results of operations, financial condition, and prospects.
We use vendors, such as our cloud computing web services provider, virtual card processing companies, and third-party software providers, in the operation of our platform. The satisfactory performance, reliability, and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our platform to attract new and retain existing merchants and customers. For example, KPay utilizes a third-party payment processor, the interruption of which could cause a decrease in the performance, reliability and availability of KPay.
In addition, via KPay, certain leases are originated by our issuing bank partner and then disbursed to merchants via single-use virtual cards facilitated through our partnership with an issuer processor. This issuer processor issues single-use virtual cards through Sutton Bank, its issuing bank partner, which allow leases facilitated through our platform to be processed over the card network. Such leases facilitated through our platform can be used at merchants where we are not integrated at checkout, allowing consumers to complete purchases with virtual cards just as they would with a standard credit or debit card. In the event that our issuer processor or the issuing bank partner become unable or unwilling to facilitate the disbursements to merchants and we are unable to reach an agreement with another third-party partner, such loans would no longer be able to be facilitated through our KPay platform.
We also rely on these vendors to protect their systems, networks and facilities against damage or service interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, cyber-attacks or other attempts to harm these systems, data security breaches or other security incidents, criminal acts, and similar events. If our arrangement with a vendor is terminated or if there is a lapse of service or damage to its systems, networks or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing that vendor and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. Any interruptions or delays in our platform availability, whether as a result of a failure to perform on the part of a vendor, any damage to one of our vendor’s systems, networks or facilities, the termination of any of our third-party vendor agreements, software bugs or failures, our or our vendor’s error, natural disasters, terrorism, other man-made problems, or data security breaches or other security incidents, whether accidental or willful, or other factors, could harm our relationships with our merchants and customers and also harm our reputation.
In addition, we source certain information from third parties. For example, our risk scoring model is based on algorithms that evaluate a number of factors and currently depend on sourcing certain information from third parties. In the event that any third-party from which we source information experiences a service disruption, whether as a result of maintenance, software bugs or failures, natural disasters, terrorism, other man-made problems, or data security breaches or other security incidents whether accidental or willful, or other factors, the ability to score and decision lease-to-own applications through our platform may be adversely impacted. Additionally, there may be errors contained in the information provided by third parties. This may result in the inability to approve otherwise qualified applicants through our platform, which may adversely impact our business by negatively impacting our reputation and reducing our transaction volume.
To the extent we use or are dependent on any particular third-party data, technology, or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing laws, regulations, rules or standards, becomes subject to third-party claims of intellectual property infringement, misappropriation, or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology, or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology, or software is either developed by us, or, if available, is identified, obtained, and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining, or integrating equivalent or similar data, technology, or software, which could result in the loss or limiting of our products, services, or features available in our products or services.
In addition, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing transactions or posting payments on our platform, damage our brand and reputation, divert the attention of our employees, reduce our revenue, subject us to liability, and cause customers or merchants to abandon our platform, any of which could have a material and adverse effect on our business, results of operations, financial condition, and prospects.
If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or suspend or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.
We currently cooperate with Apple’s app store and major PRC-based Android app store to distribute the Katapult app to users. As such, the promotion, distribution and operation of our application are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our application, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.
Data security breaches or other security incidents with respect to our information technology systems, networks or data, or those of third parties upon which we rely, could result in adverse consequences, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits, and loss of customers.
Cyber-attacks, malicious internet-based activity, and online and offline fraud are prevalent and continue to increase. These threats are becoming increasingly difficult to detect. These threats come from a variety of sources, including traditional computer “hackers,” threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including cyber-attacks, that could materially disrupt our systems, networks and operations, supply chain, and ability to produce, sell and distribute our goods and services. The automated nature of our business and our reliance on digital technologies may make us an attractive target for, and potentially vulnerable to cyber-attacks. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to: computer malware (including as a result of advanced persistent threat intrusions), malicious code (such as viruses and worms), social engineering (including phishing attacks), ransomware attacks, denial-of-service attacks (such as credential stuffing), personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunication failures, earthquakes, fires, floods, and other similar threats.
Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems and networks (including our products or services) or the third-party information technology systems and networks that support us and our services. We are incorporated into the supply chain of a large number of companies worldwide and, as a result, if our products are compromised, a significant number of companies could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm.
Cybersecurity risks may be heightened as a result of ongoing military conflicts such as military conflict between Russia and Ukraine and the related sanctions imposed by the United States and other countries or the ongoing conflicts in the Middle East. Furthermore, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems and networks could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems, networks and technologies.
Any of the above identified or similar threats could cause a data security breach or other security incident. A data security breach or other security incident could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure, transfer, use or other processing of, or access to our, our customers’, our vendors’ or our merchants’ confidential, proprietary, personal or other information. A data security breach or other security incident could disrupt our ability (and that of third parties upon whom we rely) to provide our platform, products, or services. We may expend significant resources in connection with investigating, mitigating or remediating, or modifying our business activities to protect against, actual or perceived data security breaches or other security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures, as well as maintain industry-standard or reasonable security measures to protect our information technology systems and networks which contain confidential, proprietary, personal and other information.
While we have implemented security measures designed to protect against data security breaches and other security incidents, there can be no assurance that these measures will be effective. We may be unable in the future to detect vulnerabilities in our information technology systems and networks (including our products or services) because such threats and techniques change frequently, are often sophisticated in nature, may not be detected until after a security incident has occurred, and may see their frequency increased and effectiveness enhanced, by the use of AI/ML. Despite our efforts to identify and remediate vulnerabilities, if any, in our information technology systems and networks (including our products or services), our efforts may not be successful. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
We rely upon third-party service providers and technologies to operate critical business systems to process confidential, proprietary, personal and other information in a variety of contexts, including, without limitation, third-party providers of cloud-based infrastructure, virtual card processing, encryption and authentication technology, employee email, and other functions. We may share or receive confidential, proprietary, personal or other information with or from third parties. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. Due to applicable laws, regulations, rules, standards and contractual obligations, we may be held responsible for data security breaches or other security incidents attributed to our third-party service providers as they relate to the information we share with them.
Any actual or perceived failure to comply with legal and regulatory requirements applicable to us, including those relating to data privacy and security, or any failure to protect the information that we collect from our customers and merchants, including personal information, from cyber-attacks, data security breaches or other security incidents, or any such actual or perceived failure by our originating bank partners, may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate.
Applicable data privacy and security laws, regulations, rules, standards and contractual obligations may require us to notify relevant stakeholders of data security breaches and other security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience, or are perceived to have experienced, a data security breach or other security incident, or fail to make adequate or timely disclosures to the public, regulators or law enforcement agencies following any such event, we may experience adverse consequences. These consequences may include: interruptions to our operations (including availability of data), violation of applicable data privacy and security laws, regulations, rules, standards and contractual obligations; litigation (including class claims), damages, an obligation to notify regulators and affected individuals, the triggering of indemnification and other contractual obligations, government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing personal and other sensitive data; negative publicity; reputational damage; loss of customers and ecosystem partners; monetary fund diversions; financial loss; and other similar harms. Additionally, our originating bank partners also operate in a highly regulated environment, and many laws and regulations that apply directly to our originating bank partners are indirectly applicable to us through our arrangements with our originating bank partners. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our data privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
While we take precautions to prevent customer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect the performance of the lease-to-own transactions facilitated through our platform.
There is risk of fraudulent activity associated with our platform, customers, and third parties handling customer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud. We bear the risk of loss for lease-to-own transactions facilitated through our platform. The level of fraud related charge-offs on the lease-to-own transactions facilitated through our platform could be adversely affected if fraudulent activity were to significantly increase.
We bear the risk of customer fraud in a transaction involving us, a customer, and a merchant, and we generally have no recourse to the merchant to collect the amount owed by the customer. Significant amounts of fraudulent cancellations or chargebacks and the potential cost of remediation could adversely affect our business or financial condition. High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our customers and merchants, and could materially and adversely affect our business, results of operations, financial condition, prospects, and cash flows.
Failure to adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights could harm our business, operating results and financial condition.
Our business depends on intellectual property and proprietary technology and information, the protection of which is crucial to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.
Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, reverse engineering, infringement, misappropriation or other violation of our intellectual property and proprietary technology and information, including by third parties who may use our intellectual property or proprietary technology or information to develop services that compete with ours. We may not be able to register or enforce all of our trademarks and any of our trademarks or other intellectual property rights may be challenged by others.
Further, we license certain technology, software, data and other intellectual property from third parties that are important to our business. Our business may suffer if any current or future licenses or other grants of rights to us terminate, if the licensors (or other applicable counterparties) fail to abide by the terms of the license or other applicable agreement, if the licensors fail to enforce the licensed intellectual property against infringing third parties or if the licensed intellectual property rights are found to be invalid or unenforceable.
We have in the past, and may in the future, be accused of infringing intellectual property rights of third parties which may materially and adversely affect our business, financial condition, and results of operations.
Third parties may claim that the technology used in the operation of our business infringes upon their intellectual property rights. For example, on September 30, 2024, FlexShopper filed a complaint against us in the United States District Court for the Eastern District of Texas Marshall Division. The complaint alleges patent infringement and seeks an injunction as well as damages for alleged lost profits and willfulness. On November 24, 2025, the court granted plaintiff’s counsel’s motion to withdraw due to “irreconcilable differences” and gave the plaintiff until January 20, 2026 to find new counsel. On December 23, 2025, the plaintiff filed for Chapter 11 protection in the U.S. Bankruptcy Court for the District of Delaware. We have not recorded any loss contingencies associated with this litigation as loss is not probable and the amount is not reasonably estimable as of December 31, 2024. We intend to vigorously defend this case, but we cannot be certain of the ultimate outcome of these legal proceedings. If FlexShopper prevails in this ongoing litigation, we could be enjoined or be ordered to pay significant damages, either of which would have a material and adverse impact on our business. Even if we ultimately prevail in the FlexShopper litigation or other such litigation, this type of litigation is time-consuming and costly to defend, resulting in the diversion of significant operational resources and potential changes to our business model. Our involvement in intellectual property disputes and any failure to adequately protect our intellectual property rights may cause our business, operating results and financial condition to suffer. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Katapult Common Stock.
The possibility of intellectual property claims against us increases as we continue to grow. Such claims, with or without merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.
The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event, defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.
Our business is subject to the requirements of various federal, state and local laws and regulations, which can require significant compliance costs and expose us to government investigations, significant additional costs, fines or other monetary penalties or settlements, and compliance-related burdens.
Our business is subject to extensive federal, state and local laws and regulations and an increased risk of regulatory actions as a result of the highly regulated nature of our industry and the focus of state and federal enforcement agencies on the lease-to-own industry in particular. Any adverse change in applicable laws or regulations, the passage of unfavorable new laws or regulations, or the manner in which any applicable laws and regulations are interpreted or enforced could dictate changes to our business practices that may be materially adverse to Katapult. Further, our transactions are subject to various federal and state laws and regulations which may result in significant compliance costs as well as expose us to litigation. In particular, our rental-purchase transactions and the customer-facing operations related thereto, such as collections and marketing, are subject to various other federal, state and/or local consumer protection laws. These laws, as well as the rental-purchase statutes under which we operate, provide various remedies in connection with violations, including restitution and other monetary penalties and sanctions which in certain circumstances can be significant.

We cannot determine with any degree of certainty whether any new laws or regulations will be enacted, or whether government agencies will initiate new or different interpretations of existing laws. The impact of new laws and regulations, or modifications by regulators concerning the interpretation or enforcement of existing laws, on our business is not known; however, any such changes could materially and adversely impact our business.
The laws and regulations applicable to our operations are subject to agency, administrative and/or judicial interpretation. Some of these laws and regulations have been enacted only recently and/or may not yet have been interpreted or may be interpreted infrequently. As a result of non-existent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to the requirements of any applicable laws and regulations. Any ambiguity under a law or regulation to which we are subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with such laws or regulations.
Federal and state agencies are focused on consumer financial products and services. State law enforcement agencies and regulators appear to have increased their scrutiny of entities operating within the personal property rental-purchase, or “lease-to-own”, industry. For example, the California Department of Financial Protection and Innovation (“DFPI”) has issued subpoenas and is conducting investigations into practices of entities operating within the personal property rental-purchase industry. Similarly, state attorneys general also appear to have increased their scrutiny of the industry. As of the date of this filing, Katapult has not received investigatory demands from California DFPI or state attorneys general. However, there can be no assurance that Katapult will not be included in future actions of the same or similar nature and, if it is, that it would not lead to an enforcement action, consent order, or substantial costs, including legal fees, fines, penalties, and remediation expenses.
For information on data privacy and security laws, regulations, rules, standards and contractual obligations we are, or may in the future become, subject to, and the associated risks to our business, see the section titled “Risk Factors — Risks Related to Katapult — We are subject to stringent and changing laws, regulations, rules, standards and contractual obligations related to data privacy and security, which could increase the cost of doing business, compliance risks and potential liability and otherwise negatively affect our operating results and business regulations.”
We are subject to sales, income and other taxes, which can be difficult and complex to calculate due to the nature of our businesses. A failure to correctly calculate and pay such taxes, or an unfavorable outcome on uncertain tax positions we may record from time to time, may result in substantial tax liabilities and a material adverse effect on several aspects of our performance.
The application of indirect taxes, such as sales tax, continues to be a complex and evolving issue, particularly with respect to the lease-to-own industry generally and our virtual lease-to-own business more specifically. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the lease-to-own industry and e-commerce and, therefore, in many cases it is not clear how existing statutes apply to our business. In addition, governments are increasingly looking for ways to increase revenues, which has resulted in discussions about tax reform and other legislative action to increase tax revenues, including through indirect taxes. This also may result in other adverse changes in or interpretations of existing sales, income and other tax regulations. Further, we may fail to allocate sales tax correctly which could result in over-reporting or under-reporting revenue and sales tax expense.
Our auditors have issued a going concern opinion, and we will not be able to achieve our objectives and will have to cease operations if we cannot repay our indebtedness when it come due, or adequately fund our operations.
As of December 31, 2024, we believed that we would not have sufficient cash available to pay off our existing indebtedness upon maturity. As a result, our auditors issued a going concern opinion in connection with the audit of our financial statements for the fiscal year ended December 31, 2024, which means that there was substantial doubt that we can continue as an ongoing business for the next 12 months. The inclusion of an explanatory paragraph in the audit opinion regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relationships with third parties.

While we recently entered into the Loan Agreement, which refinanced our 2019 Loan Agreement, there are significant risks associated with the Loan Agreement, including the affirmative and negative covenants thereunder. In the case of an event of default in respect of which we are unable to negotiate with our Lenders for a waiver or dispensation or upon maturity, if we do not have sufficient liquid assets to repay amounts outstanding under the Loan Agreement, the Lenders have the right to foreclose their liens against all of our assets and take possession and sell any such assets to reduce any such obligations. In the case of such an event, we might be unable to continue our operations, be unable to avoid filing for bankruptcy protection and/or have an involuntary bankruptcy case filed against us. These events would have a material adverse effect on our business, results of operations and financial position. While the Lenders have previously granted Katapult waivers of certain events of default under the Loan Agreement — for example, we previously failed to maintain the required Minimum Trailing Three-Month Net Originations which the Lenders have waived — there is no guarantee that they will be willing to do so in the future.
If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.
We are required to comply with a variety of reporting, accounting and other rules and regulations. As a public reporting company subject to the rules and regulations established from time to time by the SEC and NASDAQ, we are required to, among other things, establish and periodically evaluate procedures with respect to our disclosure controls and procedures. In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify, on an annual basis, that our internal control over financial reporting is effective. As such, we maintain a system of internal control over financial reporting, but there are limitations inherent in internal control systems. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be appropriate relative to their costs. Furthermore, compliance with existing requirements is expensive and we may need to implement additional finance and accounting and other systems, procedures and controls to satisfy our reporting requirements. We have in the past, and may in the future, identify deficiencies in our internal controls that, individually or in the aggregate, constitute material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could fail to meet our reporting obligations or they could result in material misstatements of our financial statements, and we could also be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. If our internal control over financial reporting is determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of Katapult Common Stock, subject us to regulatory investigations and penalties, and adversely impact our business and financial condition.
Changes to tax laws or exposure to additional tax liabilities may have a negative impact on our operating results.
Continued developments in U.S. tax reform and changes to tax laws and rates in other jurisdictions where we do business could adversely affect our results of operations and cash flows. It is also possible that provisions of U.S. tax reform could be subsequently amended in a way that is adverse to us.
In addition, we may undergo tax audits in various jurisdictions in which we operate. Although we believe that our income tax provisions and accruals are reasonable and in accordance with U.S. GAAP, and that we prepare our tax filings in accordance with all applicable tax laws, the final determination with respect to any tax audits and any related litigation, could be materially different from our historical income tax provisions and accruals. The results of a tax audit or litigation could materially affect our operating results and cash flows in the periods for which that determination is made. In addition, future period net income may be adversely impacted by litigation costs, settlements, penalties and interest assessments.
We are subject to legal proceedings and claims from time to time that may seek material damages or otherwise may have a material adverse effect on our business.
We are subject to legal proceedings and claims from time to time that may seek material damages or otherwise may have a material adverse effect on our business. See “Commitments and Contingencies” in

Note 9 to our Condensed Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for more information. The costs we incur in defending ourselves or associated with settling any of these proceedings, as well as a material final judgment or decree against us, could materially adversely affect our financial condition by requiring the payment of the settlement amount, a judgment or the posting of a bond and/or such matters could otherwise materially and adversely impact our business, including resulting in additional dilution if we are obligated to issue shares to settle all or a portion of such legal proceedings.
In addition, others in our industry have defended class action lawsuits alleging various regulatory violations and have paid material amounts to settle such claims. If we are named in any such class action lawsuits or other legal proceedings, significant settlement amounts or final judgments could materially and adversely affect our liquidity and capital resources.
To attempt to limit costly and lengthy customer, employee and other litigation, including class actions, we require our customers and employees to sign arbitration agreements, including class action waivers. In addition to opt-out provisions contained in such agreements, recent judicial and regulatory actions have attempted to restrict or eliminate the enforceability of such agreements and waivers. If we are not permitted to use arbitration agreements and/or class action waivers, or if the enforceability of such agreements and waivers is restricted or eliminated, we could incur increased costs to resolve legal actions brought by customers, employees and others, as we would be forced to participate in more expensive and lengthy dispute resolution processes.
Uncertain market and economic conditions have had, and may in the future have, a material adverse effect on our business, results of operation, financial condition and share price.
The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including heightened geopolitical tensions, imposition tariffs, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the ongoing military conflicts between Russia and Ukraine and in the Middle East, as well as the U.S. government’s introduction of trade policy actions that have increased import tariffs across a wide range of countries at various rates, with certain exemptions have had, and are expected to continue to have, global economic consequences. Any such volatility and disruptions may have a material adverse effect on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest, trade disruptions, potential tariff and trade wars, or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also adversely affect discretionary spending for non-prime customers, which could reduce demand for our products and services. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition and share price.
Failure to effectively manage our costs could have a material adverse effect on our profitability.
Certain elements of our cost structure are largely fixed in nature. Consumer spending remains uncertain, which makes it more challenging for us to maintain or increase our operating margins. The competitive environment in our industry and increasing price transparency means that the focus on achieving efficient operations is greater than ever. As a result, we must continuously focus on managing our cost structure. Failure to manage our overall cost of operations, labor and benefit rates, advertising and marketing expenses, operating leases, data costs, payment processing costs, cost of capital, or indirect spending could materially adversely affect our profitability.
Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and prospects.
Negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our platform or lease-to-own platforms in general, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our data privacy and security practices, litigation, regulatory activity, misconduct by our employees, funding sources, service providers, or others in our industry, the experience of customers and investors with our platform or services or lease-to-own platforms in general, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our reputation and cause disruptions to our platform. For instance, in October 2020, a data breach broker purported to offer customer records from a number of companies, including us, for sale on a hacker forum. Although we determined with third party firms and our internal team that the compromised data did not include confidential proprietary or personal data, we cannot guarantee that this publicity or any similar publicity in the future will not have a negative effect on our business or reputation. Any such reputational harm could further affect the behavior of customers, including their willingness to utilize lease-to-own programs through our platform or to make payments on their leases. As a result, our business, results of operations, financial condition, and prospects would be materially and adversely affected.
Misconduct and errors by our employees, vendors, and service providers could harm our business and reputation.
We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, vendors, and other service providers. Our business depends on our employees, vendors, and service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and lease-to-own transactions that involve the use and disclosure of personally identifiable information and business information. We could be adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, personal and business information was disclosed to unintended recipients, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal data and interact with customers and merchants through our platform is governed by various federal and state laws. If any of our employees, vendors, or service providers take, convert, or misuse funds, documents, or data, or fail to follow protocol when interacting with customers and merchants, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents, or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. For example, our operations are subject to certain laws generally prohibiting companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, such as the U.S. Foreign Corrupt Practices Act, and similar anti-bribery laws in other jurisdictions. Violations by our employees, contractors or agents of policies and procedures we have implemented to ensure compliance with these laws could subject us to civil or criminal investigations in the United States and in other jurisdictions, could lead to substantial civil and criminal, monetary and non-monetary penalties, and related shareholder lawsuits, could cause us to incur significant legal fees, and could damage our reputation. It is not always possible to identify and deter misconduct or errors by employees, vendors, or service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to customers and merchants, inability to attract future customers and merchants, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, results of operations, financial condition, and prospects.
The loss of the services of any of our leadership team could materially and adversely affect our business, results of operations, financial condition, and prospects.
The experience of our leadership team are valuable assets to us. Our leadership team has significant experience in the financial technology industry and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed any of our leaders. Failure to retain or recruit leadership team members could have a material adverse effect on our business, results of operations, financial condition, and prospects.
Our business depends on our ability to attract and retain highly skilled employees.
Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees, is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. Our recent refinancing of our Blue Owl debt has caused us to reduce expenses, in some cases, directly related to employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to maintain and build our highly experienced sales force, or are unable to continue to attract experienced engineering and technology personnel, as well as other qualified employees, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
The price of our securities may change significantly in the future and stockholders could lose all or part of their investment as a result.
The trading price of Katapult Common Stock and Katapult Public Warrants is likely to be volatile and the trading price of our securities have experienced extreme volatility and a significant decline. The securities markets have experienced significant volatility as macroeconomic conditions, such as high inflation and the ongoing geopolitical conflicts including those between Russia and Ukraine and in the Middle East. Market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of Katapult Common Stock regardless of our operating performance. Our operating results have been below and could continue to be below the expectations of public market analysts and investors due to a number of potential factors, including:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of our competitors;

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factors affecting consumer spending that are not under our control;

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changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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declines in the market prices of stocks generally;

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strategic actions by us or our competitors;

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announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

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any significant change in our management;

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changes in general economic or market conditions or trends in our industry or markets;

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changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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future sales or issuances of Katapult Common Stock (including upon the exercise of warrants, or upon conversion of the Katapult Convertible Preferred Stock) or other securities;

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investor perceptions or the investment opportunity associated with Katapult Common Stock relative to other investment alternatives;

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the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

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guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

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the development and sustainability of an active trading market for our stock;

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actions by institutional or activist stockholders;

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changes in accounting standards, policies, guidelines, interpretations or principles; and

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other events or factors, including those resulting from natural disasters, geopolitical conflict (including the conflict involving Russia and Ukraine and the conflicts in the Middle East), pandemics, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Katapult Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Katapult Common Stock or Katapult Public Warrants is low.
We will continue to incur significant costs as a result of operating as a public company, and our management will continue to devote substantial time to managing new compliance initiatives.
As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase now that we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. The increased costs will impact our financial position. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits, higher retention levels, or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements.
Because there are no current plans to pay cash dividends on Katapult Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Katapult Common Stock for a price greater than that which you paid for it.
We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Katapult Common Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by its subsidiaries to it and such other factors as our board of directors may deem relevant. Holders of Katapult Convertible Preferred Stock are entitled to participate in and receive any dividends declared or paid on Katapult Common Stock on an as-converted basis, and no dividends may be paid to holders of Katapult Common Stock unless full participating dividends are concurrently paid to holders of Katapult Convertible Preferred Stock, which may affect the amount and payment of any future dividends on shares of Katapult Common Stock if the Hawthorn Preferred Stock Exchange is not consummated. In addition, our ability to pay dividends on Katapult Common Stock is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness that we incur. As a result, you may not receive any return on an investment in Katapult Common Stock unless you sell Katapult Common Stock for a price greater than that which you paid for it.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for Katapult Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We will not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who cover us downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on it regularly, we could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or potential future sales, by us or our stockholders in the public market could cause the market price for Katapult Common Stock to decline.
The sale of shares of Katapult Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Katapult Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.
Common stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. As of December 31, 2025, there were    shares of common stock available for future issuance under our 2021 equity incentive plan.
On November 3, 2025, Katapult entered into certain registration rights agreements with Hawthorn pursuant to which Katapult agreed to file a registration statement covering the resale of the shares of Katapult Common Stock issuable upon conversion of the Katapult Convertible Preferred Stock.
In the future, we may also issue securities in connection with investments or acquisitions. The amount of shares of common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.
Outstanding warrants are exercisable for shares of Katapult Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our existing stockholders.
On October 31, 2019, we entered into a warrant agreement, with FinServ Acquisition Corp., which entitles each warrant holder thereof to purchase 1/25th of a share of Katapult Common Stock at a price of $287.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of common stock. In addition, on March 6, 2023, in connection with a prior amendment to the 2019 Loan Agreement, Katapult issued a warrant to purchase up to 80,000 shares of Katapult Common Stock at an exercise price of $0.25 per share, which vested on September 6, 2023 and on December 5, 2023, Katapult issued a warrant to purchase an additional 80,000 shares of Katapult Common Stock at an exercise price of $0.25 per share which are vested. In addition, Hawthorn currently owns warrants to purchase up to 646,264 shares of Katapult Common Stock at an exercise price of $0.01 per share which are vested.
The issuances of Katapult Common Stock upon the exercise of outstanding warrants will result in a significant increase in the number of shares of common stock outstanding, which means that our existing stockholders will own a smaller ownership interest in Katapult, experience substantial dilution and have less ability to influence significant decisions requiring stockholder approval. If the holders of outstanding warrants exercise such warrants, our stockholders will experience substantial dilution and we may experience volatility in the price of Katapult Common Stock. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Katapult Common Stock.
We will likely incur increased costs and devote additional management time to public company reporting and compliance obligations as a result of exiting “emerging growth company” status.
We no longer qualify as an emerging growth company under the Jumpstart Our Business Startups Act (our eligibility to qualify as an emerging growth company ended on December 31, 2024). While we were an emerging growth company, we were able to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Now that we have exited emerging growth company status and we are no longer eligible to take advantage of the corresponding exemptions, we expect our management and other personnel to devote more time and Katapult to incur additional costs to comply with the more stringent reporting requirements applicable to companies that are not emerging growth companies. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. We cannot predict or estimate the amount of additional costs we may incur as a result of our exit from emerging growth company status, or the timing of the incurrence of such costs. Further, in the event that in the future we were to no longer be eligible to qualify as a “smaller reporting company,” and/or if we become subject to the requirements applicable to accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, our compliance burdens and expenses will further increase. In addition, and as a general matter, we expect the foregoing public company rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential consequences.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of the Katapult Charter and the Katapult Bylaws have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
These provisions provide for, among other things:
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the ability of our board of directors to issue one or more series of preferred stock;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

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certain limitations on convening special stockholder meetings;

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limiting the ability of stockholders to act by written consent; and

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our board of directors have the express authority to make, alter or repeal the Katapult Bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.
The Katapult Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
The Katapult Charter provides that, subject to limited exceptions, any (1) derivative action or proceeding brought on behalf of us, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to us or our stockholders, (3) action asserting a claim arising pursuant to any provision of the DGCL or the Katapult Charter or the Katapult Bylaws, or (4) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of the Katapult Charter described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or its directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of the Katapult Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Risks Relating to CCFI
For purposes of this “Risks Relating to CCFI” section, “we” and “our” refer to CCF Holdings LLC.
Risks Related to CCFI’s Regulatory Environment
CCFI is subject to regulation at both the federal and state levels that is susceptible to varying interpretations, and CCFI’s failure to comply with applicable regulations could result in significant liability to CCFI as well as significant additional costs to bring CCFI’s business practices into compliance.
CCFI’s business and products are subject to extensive regulation, supervision, and licensing by federal, state, and local governments that may impose significant costs or limitations on the way it conducts or expands its business. In general, these regulations are intended to protect consumers and not CCFI’s equity holders, bondholders, or lenders. These regulations include those relating to:
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usury, interest rates, and fees;

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unsecured short-term, unsecured medium-term, and direct secured lending, including terms of loans (such as maximum rates, fees and amounts and minimum durations), limitations on renewals and extensions, consumer reporting obligations, and disclosures;

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electronic funds transfers;

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licensing and posting of fees;

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lending practices, such as Truth-in-Lending and fair lending;

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unfair, deceptive, and abusive acts and practices in consumer transactions;

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check cashing;

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money transmission;

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currency and suspicious activity recording and reporting;

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privacy and deletion of personal consumer information; and

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prompt remittance of excess proceeds for the sale of repossessed automobiles in certain states in which CCFI operates as a secured lender.

Most state laws that specifically regulate CCFI’s products and services establish allowable fees, interest rates, and other financial terms. In addition, many states regulate the maximum amount, maturity, frequency, and renewal or extension terms of the loans CCFI provides, as well as the number of simultaneous or consecutive loans. The terms of CCFI’s products and services vary from state to state in order to comply with the specific laws and regulations of those states.
CCFI’s business is also regulated at the federal level. CCFI’s lending, like its other activities, is subject to routine oversight by the FTC, and is subject to supervision by the Consumer Financial Protection Bureau (“CFPB”).
In addition, CCFI’s lending and ancillary activities are subject to disclosure and non-discrimination requirements, including requirements under the federal Truth in Lending Act (“TILA”), and Regulation Z adopted under that act; the Equal Credit Opportunity Act (“ECOA”), and Regulation B adopted under that act; the FCRA, as amended by the Fair and Accurate Credit Transactions Act, and similar state laws, which promote the accuracy, fairness and privacy of information in the files of consumer reporting agencies; the TCPA; the requirements governing electronic payments and transactions, including the Electronic Funds Transfer Act, and Regulation E adopted under that act; and the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and, with consumer consent, permit required disclosures to be provided electronically. In addition, the MLA effectively prohibits lenders from making certain consumer loans to active duty servicemembers, active-duty reservists and National Guard, and their respective dependents. CCFI is also subject to the Servicemembers Civil Relief Act, and similar state laws, which allow military members and certain dependents to suspend or postpone certain civil obligations, as well as limit applicable rates, so that the military member can devote his or her full attention to military duties. CCFI’s operations are also subject to the rules and oversight of the Internal Revenue Service and U.S. Treasury related to the BSA and other anti-money laundering laws and regulations, as well as the privacy and data security regulations under the Gramm-Leach-Bliley Act and similar state laws such as the CCPA.
The FDCPA regulates third parties who regularly collect or attempt to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. Although the FDCPA is generally inapplicable to CCFI’s internal collection activities, the CFPB may impose requirements on creditors that are similar to those imposed on debt collectors under the FDCPA and many states impose similar requirements on creditors, and some of which, such as the Rosenthal Fair Debt Collection Practices Act in California, may be more stringent than the current federal requirements. In addition, regulations governing debt collection are subject to changing interpretations that differ from jurisdiction to jurisdiction. CCFI undertakes collection activity relative to debts that consumers owe to it, and it uses third-party collection agencies to collect on debts incurred by consumers of its credit products. Additional regulatory changes or judicial interpretations could make it more difficult for CCFI and for collection agencies to effectively collect on the loans it originates.
Statutes authorizing consumer loans and similar products and services, such as those CCFI offers, typically provide the state agencies that regulate banks and financial institutions or similar state agencies with significant regulatory powers to administer and enforce the law. In most jurisdictions, CCFI is required to apply for a license, meet certain net worth or capital requirements, provide surety bonds, file periodic written reports regarding business operations, and undergo comprehensive examinations or audits from time to time to assess its compliance with applicable laws and regulations.
State attorneys general and financial services regulators scrutinize CCFI’s products and services and could take actions that may require it to modify, suspend, or cease operations in their respective states. As political ideologies have changed between the prior and current presidential administrations, there are indications that various state attorneys general and financial services regulators may become more aggressive in their interpretation of statutes and regulations and in prosecution or enforcement of alleged violations. CCFI regularly receives, as part of comprehensive state examinations or audits or otherwise, comments from state attorneys general and financial services regulators about its business operations and compliance with state laws and regulations. These comments sometimes allege violations of, or deficiencies in complying with, applicable laws and regulations. While CCFI has resolved most such allegations promptly and without penalty, it has been required to pay penalties in certain jurisdictions in the past. CCFI operates in a large number of jurisdictions with varying requirements, and it cannot anticipate how state attorneys general and financial services regulators will scrutinize its products and services or the products and services of its industry in the future. If CCFI fails to resolve future allegations satisfactorily, there is a risk that it could be subject to significant penalties, including material fines, or orders to make substantial refunds to customers, or that it may lose its licenses to operate in certain jurisdictions.
Regulatory authorities and courts have considerable discretion in the way they interpret licensing and other statutes and regulations under their jurisdiction and may seek to interpret or enforce existing regulations in new ways. If CCFI fails to observe, or is not able to comply with, applicable legal requirements (as such requirements may be interpreted by regulatory authorities or courts), it may be forced to modify or discontinue certain product service offerings or to invest additional amounts to bring CCFI’s product service offerings into compliance, which could adversely impact CCFI’s business, results of operations, and financial condition. In addition, in some cases, violation of these laws and regulations could result in fines, penalties, orders to make refunds to customers, and other civil and/or criminal penalties. For example, state laws may require lenders that charge interest at rates considered to be usurious or that otherwise violate the law to pay a penalty equal to the principal and interest due for a given loan or loans or a multiple of the finance charges assessed. Depending on the nature and scope of a violation, fines and other penalties for non-compliance of applicable requirements could be significant and could have a material adverse effect on CCFI’s business, results of operations, and financial condition.

The Dodd-Frank Act authorizes the CFPB to conduct supervisory examinations and to adopt other rules that could potentially have a serious impact on CCFI’s ability to offer consumer loans. The Dodd-Frank Act also empowers the CFPB and state officials to bring enforcement actions against companies that violate federal consumer financial laws.
The CFPB, which regulates U.S. consumer financial products and services, has broad regulatory, supervisory, and enforcement authority over providers of consumer financial products and services, including the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive,” or “abusive,” and hence unlawful. The CFPB’s examination authority permits CFPB examiners to inspect the books and records and ask questions about business practices. The examination procedures include specific modules for examining marketing activities, loan applications, origination activities, payment processing, sustained use of certain products by consumers, collections, consumer reporting activities, and the use and oversight of third-party service providers. As a result of any such examinations, CCFI could be required to change its products, services, or practices, whether as a result of another party being examined or as a result of an examination of CCFI, or it could be subject to monetary penalties, which could materially adversely affect its business, results of operations, and financial condition. The CFPB has conducted supervisory examinations of CCFI’s operations. CCFI anticipates additional examinations of its operations by the CFPB from time-to-time in the future. CCFI can provide no assurances as to how the CFPB’s examinations will impact it in the future.
In October 2017, the CFPB issued its final rule entitled “Payday, Vehicle Title, and Certain High-Cost Installment Loans” (the “2017 Payday Rule”), which covers certain consumer loans that CCFI offers. The 2017 Payday Rule initially required that lenders who make short-term loans and longer-term loans with balloon payments reasonably determine consumers’ ability to repay (“ATR”) the loans according to their terms before issuing the loans. The 2017 Payday Rule also introduced new limitations on repayment processes for those lenders as well as lenders of other longer-term loans with an annual percentage rate greater than 36 percent that include an ACH authorization or similar payment provision. If a consumer has two consecutive failed payment attempts, the lender must obtain the consumer’s new and specific authorization to make further withdrawals from the consumer’s bank account. For loans covered by the 2017 Payday Rule, lenders must provide certain notices to consumers before attempting a first payment withdrawal or an unusual withdrawal and after two consecutive failed withdrawal attempts. On July 7, 2020, the CFPB issued a final rule rescinding the ATR provisions of the 2017 Payday Rule along with related provisions, such as the establishment of registered information systems for checking ATR and reporting loan activity. The payment provisions of the 2017 Payday Rule remained in place. In April 2018, an action was filed against the CFPB making a constitutional challenge to the 2017 Payday Rule. After appeals to the Fifth Circuit and Supreme Court and a stay of the compliance date, on May 16, 2024, the Supreme Court upheld the constitutionality of the funding structure of the CFPB and remanded the case back to the Fifth Circuit. On June 19, 2024, the Fifth Circuit declared that the CFPB’s funding structure and 2017 Payday Rule are constitutional. On July 3, 2024, the CFSA filed a petition for rehearing en banc that was denied by the Court. On November 25, 2024, the Fifth Circuit clarified that the stay of the compliance date of the 2017 Payday Rule expires on March 30, 2025. On March 28, 2025, the CFPB issued a press release entitled “CFPB Offers Regulatory Relief for Small Loan Providers” indicating that the CFPB “will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payment Withdrawal provisions and the Payment Disclosure provisions once they become operative on March 30, 2025.” The CFPB also indicated that it is contemplating issuing a notice of proposed rulemaking to narrow the scope of the rule. If the CFPB elects to prioritize enforcement and CCFI is not able to execute payment process and customer notification changes effectively because of unexpected complexities, costs or otherwise, CCFI cannot guarantee that the 2017 Payday Rule will not have a material adverse impact on its business, prospects, results of operations, financial condition and cash flows.
In addition to the Dodd-Frank Act’s grant of regulatory and supervisory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the CFPB’s own rules). In these proceedings, the CFPB may be able to obtain cease and desist orders (which may include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $7,217 per day for ordinary violations of federal consumer financial laws to $36,083 per day for reckless violations and $1,443,275 per day for knowing violations. Also, where a company has violated Title X of Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease-and-desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials believe CCFI has violated any applicable laws or regulations, they may be able to exercise their enforcement powers in ways that would have a material adverse effect on CCFI.
One of CCFI’s subsidiaries is subject to a Consent Order issued by the Consumer Financial Protection Bureau, and any noncompliance could materially adversely affect CCFI’s business.
On February 23, 2023, one of CCFI’s subsidiaries, TMX Finance, LLC, consented to the issuance of a Consent Order by the CFPB (the “2023 Consent Order”) pursuant to which it agreed, without admitting or denying any of the facts or conclusions, to pay restitution to consumers of no less than $5.05 million and civil money penalties of $10 million. The 2023 Consent Order relates to two limited and specific aspects of TMX Finance, LLC’s operations: military lending and non-file insurance practices. TMX Finance, LLC no longer makes available non-file insurance products to its customers. TMX Finance, LLC will remain subject to the restrictions and obligations of the 2023 Consent Order, including prohibitions from engaging in certain conduct, for a period of five years from the effective date of the 2023 Consent Order. Although TMX Finance, LLC is in good standing with its restrictions and obligations under the 2023 Consent Order, any noncompliance with the 2023 Consent Order could lead to further regulatory penalties and could have a material adverse impact on its business, results of operations, financial condition, and cash flows.
Changes in applicable laws and regulations, including adoption of new laws and regulations, and varying regulatory interpretations governing consumer protection, lending practices and other aspects of CCFI’s business could have a significant adverse impact on CCFI’s business, results of operations, financial condition or ability to meet its obligations, or make the continuance of its current business impractical, unprofitable or impossible.
CCFI is subject to the risk that the laws and regulations governing its business are subject to change. State legislatures, the U.S. Congress, and various regulatory bodies may adopt legislation, regulations, or rules or adapt varying regulatory interpretations of statutes or regulations that could negatively affect CCFI’s results of operations or make the continuance of its current business impractical, unprofitable, or impossible.
For instance, at the federal level, bills have been introduced in Congress since 2008 that would have placed a federal cap of 36% on the APR applicable to all consumer loan transactions. Another bill directed at single-payment consumer loans would have placed a 15-cent-per-dollar borrowed cap on fees for cash advances, banned rollovers (which is a practice that allows consumers to pay a fee to extend the term of a single-payment consumer loan), and required all lenders to offer an extended payment plan that would have severely restricted many of CCFI’s single-payment consumer lending products. Congress, as well as state legislatures and other state and federal governmental authorities have debated, and may in the future adopt, legislation, or regulations that could, among other things, limit origination fees for loans, require changes to underwriting or collections practices, require CCFI to be bonded, or require it to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity, impose “cooling off” periods between the time a loan is paid off and another loan is obtained, or require specific ability to repay analyses before loans can be originated. Under the MLA, restrictions have been added to cap the interest rate and other terms that can be offered to certain active-duty military personnel and their dependents. The MLA restricts CCFI’s ability to offer its products to military personnel and their dependents. Failure to comply with the MLA limits CCFI’s ability to collect principal, interest, and fees from borrowers and may result in civil and criminal liability that could harm its business. Consumer advocacy groups and other opponents of single-payment consumer loans and secured lending are likely to continue their efforts before Congress, state legislatures, and the CFPB, to adopt laws or promulgate rules that would severely limit, if not eliminate, such loans.
Various states have also enacted or considered laws and regulations that could affect CCFI’s business. Historically, several states in which CCFI operates or previously operated, including Colorado, Delaware, Illinois, New Mexico, Ohio, South Dakota, and Virginia, have enacted laws (or in the case of Arizona, allowed the deferred presentment law to expire) that have impacted CCFI’s consumer lending business by adversely modifying or eliminating its ability to offer the loan products it previously offered in those jurisdictions.

Recent state legislation includes the adoption of maximum APRs at rates well below a rate at which subprime consumer lending is profitable, the implementation of statewide consumer databases combined with the adoption of rules limiting the maximum number of certain consumer loans any one customer can have outstanding at one time or in the course of a given period of time, the adoption of mandatory cooling-off periods for consumer borrowers, and the implementation of mandatory and frequently cost-free installment repayment plan options for borrowers who request them, who default on their loans or who claim an inability to repay their loans. In addition, voter referenda in various states have resulted in the imposition of APR limits substantially lower than those that CCFI generally charges. In some of these states, CCFI could potentially continue operations by offering alternative products available in such states, but the ultimate success of these alternatives is unknown and its business, results of operations, financial condition and cash flow could be materially adversely affected. If any such state initiatives are successful in the future, CCFI’s business, results of operations, financial condition, and cash flow could be materially adversely affected.
In addition, under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways, or issue new administrative rules, even if not contained in state statutes, that affect the way CCFI conducts its business and may force it to terminate or modify its operations in particular states or affect its ability to renew licenses it holds. Regulators may also impose rules that are generally adverse to CCFI’s industry. On June 14, 2024, the Pennsylvania Department of Banking and Securities (“PA DOBS”) initiated an administrative action against TitleMax of Delaware, Inc., TitleMax of Ohio, Inc., TitleMax of Virginia, Inc., TitleMax of South Carolina, Inc., TitleMax Funding, Inc., TMX Finance LLC, TMX Finance Corporate Services, Inc., CCFI Companies, LLC, & all successors or predecessors in interest, affiliates, subsidiaries, or parent companies, however named (“Respondents”) related to Respondents allegedly originating direct secured loans to Pennsylvania consumers who traveled into other states to take out a loan. Respondents have taken the position that all of these loans were authorized under applicable state laws, and it is defending its operations. This dispute with the PA DOBS has led to prolonged litigation, including several ancillary federal lawsuits that were filed by individual Respondents in the Respondents’ attempt to defend themselves and to resolve this matter. The outcome of this litigation with the PA DOBS, and any new licensing requirements or rules, or new interpretations of existing licensing requirements or rules, or CCFI’s failure to follow licensing requirements or rules could have a material adverse effect on its business, prospects, results of operations and financial condition.
With respect to CCFI’s internet operations, in most cases, CCFI’s subsidiaries are licensed by the jurisdiction in which they offer loans. As of December 31, 2025, CCFI’s internet operations were licensed or authorized to offer loans to residents of Alabama, Alaska, Arizona, California, Delaware, Florida, Idaho, Indiana, Kansas, Louisiana, Mississippi, Missouri, Nevada, North Dakota, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Utah, Washington, Wisconsin, and Wyoming. In Texas, CCFI’s internet operations facilitate loans originated by an unaffiliated third-party lender.
In addition to its direct marketing efforts, CCFI utilizes the services of certain marketing firms as a source of new customers. These marketing firms may place advertisements on their websites that direct potential customers to CCFI’s websites or may work with other marketing affiliates that operate separate websites to attract prospective customers whose information may be provided to lenders. As a result, the success of CCFI’s business depends substantially on the willingness and ability of these marketing firms to provide us with prospective customers at acceptable prices. If regulatory oversight of such marketing activity is increased, through the implementation of new laws or regulations or the interpretation of existing laws or regulations, CCFI’s ability to use such marketing resources could be restricted or eliminated. It is probable that states in which CCFI does business may propose or enact restrictions on this type of marketing in the future and CCFI’s ability to use these marketing sources in those states would then be interrupted. In addition, the CFPB has indicated its intention to examine compliance with federal laws and regulations by various sorts of marketing channels and to scrutinize the flow of non-public, private consumer information between the firms that gather and the firms that purchase such information. Failure of these marketing firms to comply with applicable laws or regulations, any changes in applicable laws or regulations, or changes in the interpretation or implementation of such laws or regulations, could have an adverse effect on CCFI’s business and could increase negative perceptions of its business and industry. Additionally, the use of these marketing firms could subject CCFI to additional regulatory cost and expense. If CCFI’s ability to use these sorts of marketing services were impaired, its business, prospects, results of operations, financial condition, and cash flows could be materially adversely affected.
Further, CCFI’s operations use both debit card processing and the automated clearing house funds transfer (“ACH”) system to deposit loan proceeds into customers’ bank accounts, and CCFI’s operations utilize debit card processing and the ACH system to collect amounts due by withdrawing funds from its customers’ bank accounts when it has obtained authorization to do so from the customer. CCFI’s debit card and ACH transactions are processed by banks and payment processors, and if these banks and payment processors cease to provide debit card and ACH processing services or materially limit or restrict its access to these services, CCFI would have to materially alter, or possibly discontinue, some or all of its business if alternative electronic funds transfer processors are not available.
The National Automated Clearinghouse Association (“NACHA”) has certain operating rules that govern the use of the ACH system. Over the past 10 years, NACHA has revised its operating rules to, among other things, (1) establish certain ACH return rate levels, including an overall ACH return rate level of 15% of the originator’s debit entries (and if any of the specified return rate levels are exceeded, the origination practices and activities of the originator would be subject to a new preliminary inquiry process by NACHA), (2) enhance limitations on certain ACH reinitiating activities, (3) impose fees on certain unauthorized ACH returns, and (4) allow for increased flexibility in how an initial NACHA rules violation investigation can be initiated, which does not change the rules enforcement process, but defines additional circumstances under which NACHA may initiate a risk investigation or rules enforcement proceeding based on the origination of unauthorized entries. The revised amendments provide clarification that certain industries deal with customers who are more likely to experience an insufficient funds scenario and that the review of an originator with returns in excess of certain of the specified thresholds would take into account the originator’s business model in conjunction with its ACH origination practices. These amendments have not resulted in any significant or material effect on CCFI’s business operations, but future amendments to the NACHA operating rules could affect or limit its access to the ACH system. Any such future amendments could result in operational changes to CCFI’s ACH process and potential increased ACH costs.
CCFI’s access to the ACH system could be impaired as a result of actions by regulators to cut off the ACH system to consumer lenders or the NACHA rule amendments. A limited number of financial institutions CCFI depends on have discontinued, and additional financial institutions may in the future choose to discontinue, providing ACH system access, treasury management and other similar services to CCFI. If CCFI’s access to the ACH and other electronic payment systems is impaired, it may find it difficult or impossible to continue some or all of its business, which could have a material adverse effect on its business, prospects, and results of operations, financial condition and cash flows. If CCFI is unable to maintain access to needed financial services on favorable terms, it would have to materially alter, or possibly discontinue, some or all of its business if alternative processors are not available.
CCFI cannot currently assess the likelihood of the enactment of any future unfavorable federal or state legislation or regulations. CCFI can make no assurances that further legislative or regulatory initiatives will not be enacted that would severely restrict, prohibit, or eliminate its ability to offer small denomination loan products to consumers. Future legislative or regulatory actions could entail reductions of the fees and interest that CCFI is currently allowed to charge, limitations on loan amounts, lengthening of the minimum loan term and reductions in the number of loans a consumer may have outstanding at one time or over a stated period of time or could entail prohibitions against rollovers, consumer loan transactions or other services CCFI offers. Such changes could have a material adverse impact on CCFI’s business prospects, results of operations, financial condition and cash flows or could make the continuance of its current business impractical, unprofitable or impossible and therefore could impair its ability to meet its obligations and to continue current operations. Moreover, similar actions by states in which CCFI does not currently operate could limit its opportunities to pursue its growth strategies. As CCFI develops new services, it may become subject to additional federal and state regulations.
Certain financial institutions have discontinued, and other financial institutions may in the future discontinue or decline to provide, financial services to CCFI because of regulatory pressure.
In prior years, actions by the DOJ, the Federal Deposit Insurance Corporation (the “FDIC”), and certain state regulators, which were initiated in 2013 and were referred to as “Operation Choke Point,”

appeared to be intended to discourage banks and ACH payment processors from providing access to the banking system and the ACH system for certain consumer loan providers, by cutting off their access to banking services and the ACH system to either debit or credit customer bank accounts (or both). According to published reports, the DOJ issued subpoenas to banks and payment processors, and the FDIC and other regulators were said to be using bank oversight examinations to discourage banks from providing banking services, including access to the ACH system, to certain consumer lenders. This heightened regulatory scrutiny by the DOJ, the FDIC, and other regulators caused banks and ACH payment processors to cease doing business with consumer lenders who were operating legally, without regard to whether those lenders were operating in compliance with applicable laws, simply to avoid the risk of heightened regulatory scrutiny or even litigation from these regulators. Operation Choke Point faced significant backlash from various lenders, industry groups, and legislators, including lawsuits, legislation, and attempted rulemaking efforts.
On August 7, 2025, President Trump issued an Executive Order entitled “Guaranteeing Fair Banking for All Americans” that announced the administration’s plan to address the exclusion of certain individuals and businesses from access to financial services by financial institutions. This executive order required each appropriate federal banking regulator to “remove the use of reputation risk or equivalent concepts that could result in politicized or unlawful debanking, as well as any other considerations that could be used to engage in such debanking” from all regulator guidance documents, manuals, and other materials that are used to regulate or examine financial institutions. This executive order also required actions, through the Small Business Administration, for financial institutions to reinstate affected clients or subsidiaries that were previously denied banking services through a politicized or unlawful debanking action. The federal banking regulators have expressed their intent to promptly comply with these directives and to work to protect access to banking for all.
Several states have also taken steps to protect individuals and businesses by passing “fair access” or “anti-debanking” legislation. In 2023, the State of Florida passed legislation to create new unsafe and unsound practice standards for certain financial institutions in Florida, prohibiting these financial institutions from denying, canceling, suspending, or terminating services to current or prospective customers, or otherwise discriminating against customers on the basis of, among other things, the customer’s political opinions or affiliations and factors relating to the customer’s business sector. In 2024, the State of Florida passed additional legislation applicable to all financial institutions operating in Florida that was aimed to protect businesses and individuals from arbitrary bank account closures based on politically motivated denial of services and to ensure fair access to banking in Florida. Additionally, in 2024, the State of Tennessee passed its own fair access legislation that imposed fair access requirements on larger financial institutions that prohibit denying or canceling services, or otherwise discriminating against a person in making available such services, on the basis of, among other things, the person’s political opinions and factors relating to the person’s business sector.
If financial institutions that provide services to CCFI discontinue or decline to provide their services due to changes in the regulatory landscape, CCFI’s business, results of operations, financial condition, and cash flow could be materially adversely affected.
Unsecured short-term, unsecured medium-term, and direct secured lending are highly controversial and have been criticized as being predatory by certain advocacy groups, legislators, regulators, media organizations and other parties.
A portion of the CCFI’s revenue comes from loan interest and fees on unsecured short-term, unsecured medium-term, and direct secured consumer loans and from services it provides its customers. Some of the loans CCFI makes may involve loans with statutorily authorized fees of $15 to $20 per $100 borrowed by the customer, which results in APRs (i.e., the cost of credit expressed in terms of an annual percentage) exceeding 390%. Consumer advocacy groups and media reports often focus on this number as a representation of the costs to a consumer for such loans and claim that such loans can trap borrowers in a “cycle of debt” and claim further that they are predatory or abusive. While CCFI believes that the short-term liquidity of these loans provides benefits to its customers (particularly when compared to the consequences the customers may face and the lack of reasonable alternatives available to them) when responsibly utilized, the controversy surrounding this activity may result in CCFI’s industry being subject to the threat of adverse legislation, regulation, or litigation motivated by such critics. Although involving a different business model, such litigation invites unfair comparisons and casts a negative light on all small-dollar lending. This negative attention could spawn more legislation, regulation, voter referenda, or litigation that would have a material adverse effect on CCFI’s business, results of operations and financial condition or could make the continuance of its current business impractical, unprofitable, or impossible. In addition, if this negative characterization of small consumer loans becomes increasingly accepted by consumers, demand for these loan products could significantly decrease, which could have a material adverse effect on CCFI’s business, results of operations and financial condition. Further, media coverage and public statements that assert some form of inappropriateness in CCFI’s products and services can lower employee morale, make it more difficult for CCFI to attract and retain qualified employees, management and directors, divert management attention, and increase expense.
Customer complaints or negative public perception of CCFI’s business could result in a decline in its customer growth and its business could suffer.
CCFI’s reputation is very important to attracting new customers and securing repeat business relationships with existing customers. While CCFI believes that its subsidiaries have a good reputation and provide customers with a superior experience, there can be no assurance that these subsidiaries will continue to maintain a good relationship with customers or avoid negative publicity.
In addition, the ability of CCFI’s subsidiaries to attract and retain customers is highly dependent upon the external perceptions of their level of service, trustworthiness, business practices, and other subjective qualities. Negative perceptions or publicity regarding these matters, even if related to seemingly isolated incidents or even if related to practices not specific to those products and services being offered, such as collection of its own debt, could erode trust and confidence and damage CCFI’s reputation among existing and potential customers, which would make it difficult to attract new customers and retain existing customers, significantly decrease the demand for its products, result in increased regulatory scrutiny, and have a material adverse effect on its business, prospects, results of operations, and financial condition.
Some of CCFI’s (and its competitors’) lending practices in certain states have become or may become the subject of regulatory scrutiny and/or litigation. An unfavorable outcome in ongoing or future litigation or regulatory proceedings could force CCFI to discontinue these business practices and/or make monetary payments. This could have a material adverse effect on CCFI’s business, financial condition, and results of operations.
In most cases, CCFI’s subsidiaries make consumer loans without any involvement of either affiliated or unaffiliated third parties. In Texas, one of CCFI’s largest states by revenue, CCFI operates as a licensed Texas Credit Access Business. CCFI does not originate loans, but rather it facilitates loans originated and funded by an unaffiliated, third-party lender. For these transactions, CCFI earns a fee for services rendered to the consumer. The Texas Credit Access Business statutory provisions were specifically enacted for the program CCFI offers. If there are changes in law in Texas, CCFI could be forced to discontinue or make material changes to the program. Any or all of these actions could have a material adverse effect on CCFI’s business, financial condition and results of operations.
Judicial decisions, amendments to the Federal Arbitration Act, or actions by State legislative or regulatory bodies could render the arbitration agreements CCFI uses illegal or unenforceable.
CCFI includes pre-dispute arbitration provisions in its consumer loan agreements. These provisions are designed to allow CCFI to resolve any customer disputes through individual arbitration rather than in court. CCFI’s arbitration agreements contain certain consumer-friendly features, including terms that require in-person arbitration to take place in locations convenient for the consumer and provide consumers the option to pursue a claim in small claims court, provide for recovery of certain of the consumer’s attorney’s fees, require CCFI to pay certain arbitration fees, and allow for limited appellate review. However, CCFI’s arbitration provisions explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Thus, CCFI’s arbitration agreements, if enforced, have the effect of shielding it from class action liability. However, these agreements do not generally have any impact on regulatory enforcement proceedings.

CCFI takes the position that the Federal Arbitration Act (“FAA”) requires the enforcement in accordance with the terms of arbitration agreements containing class action waivers of the type CCFI uses. While many courts, particularly federal courts, have agreed with this argument in cases involving other parties, an increasing number of courts, including courts in California, Missouri, Washington, New Jersey, and a number of other states, have concluded that arbitration agreements with class action waivers are “unconscionable” and hence unenforceable, particularly where a small dollar amount is in controversy on an individual basis.
In April 2011, the U.S. Supreme Court ruled in the AT&T Mobility v. Concepcion case that consumer arbitration agreements meeting certain specifications are enforceable. Because CCFI’s arbitration agreements differ in several respects from the agreement at issue in that case, this potentially limits the precedential effect of the decision on CCFI’s business. In addition, Congress has considered legislation that would generally limit or prohibit mandatory pre-dispute arbitration in consumer contracts and has adopted such a prohibition with respect to certain mortgage loans and also certain consumer loans to members of the military on active duty and their dependents. Further, the CFPB adopted a final rule prohibiting the use of mandatory arbitration clauses with class action waivers in consumer financial services contracts (“CFPB Anti-Arbitration Rule”) on July 19, 2017. On November 1, 2017, President Trump signed a congressional resolution under the Congressional Review Act overturning the CFPB Anti-Arbitration Rule. Accordingly, the CFPB Anti-Arbitration Rule did not become effective, and, pursuant to the Congressional Review Act, the CFPB is prevented from reissuing the disapproved rule in substantially the same form or issuing a new rule that is substantially the same, absent specific legislative authorization for a reissued or new rule.
Irrespective of Concepcion, some courts continue to find and some state legislatures continue to advance legislation to make arbitration agreements unenforceable. Thus, it is possible that one or more courts could use the differences between CCFI’s arbitration agreements and the agreement at issue in Concepcion as a basis for a refusal to enforce its arbitration agreements, particularly if such courts are hostile to CCFI’s kind of lending or to pre-dispute mandatory consumer arbitration agreements. Further, it is possible that a change in composition at the U.S. Supreme Court, could result in a change in the U.S. Supreme Court’s treatment of arbitration agreements under the FAA. If CCFI’s arbitration agreements were to become unenforceable for some reason, CCFI could experience an increase to its consumer litigation costs and exposure to potentially damaging class action lawsuits, with a potential material adverse effect on its business and results of operations.
Any judicial decisions, legislation in Congress or in the various states in which CCFI operates, or other rules or regulations that impair its ability to enter into and enforce pre-dispute consumer arbitration agreements or class action waivers would significantly increase CCFI’s exposure to class action litigation, as well as litigation in plaintiff-friendly jurisdictions, and significantly increase its litigation expenses. Such litigation could have a material adverse effect on CCFI’s business, results of operations and financial condition.
Provisions of the Dodd-Frank Act limiting interchange fees on debit cards could reduce the appeal of debit cards CCFI distributes and/or limit revenues CCFI receives from its debit card activities.
The Dodd-Frank Act contains provisions that require the Federal Reserve Board to adopt rules that would sharply limit the interchange fees that large depository institutions (those that, together with their affiliates, have at least $10 billion of assets) can charge retailers who accept debit cards they issue. On June 29, 2011, the Federal Reserve Board set the interchange fee applicable to debit card transactions at 21 cents per transaction. While the statute does not apply to smaller entities, it is possible, and perhaps likely, that Visa, MasterCard and other debit card networks will continue their current practice of establishing the same interchange fees for all issuers or will establish interchange fees for exempt entities at levels significantly below current levels. If this happens, CCFI expects the issuer and processor of its debit cards to attempt to recover lost interchange revenues by imposing new or higher charges on cardholders and by seeking to capture a greater percentage of card revenues from CCFI. Additional charges on debit cardholders could discourage use of debit cards for consumer transactions, and in either event, CCFI’s revenues from prepaid debit card distribution would likely decline, perhaps materially.

Changes in local rules and regulations such as local zoning ordinances could negatively impact CCFI’s business, results of operations and financial condition or could make the continuance of its current business impractical, unprofitable or impossible.
In addition to state and federal laws and regulations, CCFI’s business is subject to various local rules and regulations, such as local zoning regulations and permit licensing. Local jurisdictions’ efforts to restrict the business of alternative financial services providers through the use of local zoning and permit laws have been on the rise and CCFI’s management anticipates that they will continue on the rise. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on, CCFI’s ability to provide products and services could adversely affect its ability to expand its operations or force CCFI to attempt to relocate existing stores.
Potential litigation and regulatory proceedings could have a material adverse impact on CCFI’s business, results of operations and financial condition in future periods.
CCFI has been and could in the future become subject to lawsuits, regulatory proceedings, or class actions challenging the legality of its lending or other business practices. An adverse ruling in any proceeding of this type could force CCFI to refund fees and/or interest collected, refund the principal amount of advances, pay triple or other multiple damages, pay monetary penalties, and/or modify or terminate operations in particular states or nationwide. Defense of any lawsuit, even if successful, could require substantial time and attention of CCFI’s senior management that would otherwise be spent on other aspects of its business and could require the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to CCFI’s operations. Adverse interpretations of the law in proceedings in which CCFI is not currently a party could also have a material adverse effect on its business, results of operations and financial condition or could make the continuance of its current business impractical, unprofitable or impossible.
Risks Related to CCFI’s Business
A significant portion of CCFI’s assets are held in a limited number of states.
As of December 31, 2025, approximately    % of CCFI’s total gross finance receivables of $      million,    % were held in Georgia,    % were held in Arizona,    %% were held in Tennessee and    % were held in Alabama. The outstanding amount of gross finance receivables in Texas was $      million, which are primarily unsecured short-term and direct secured loans and were guaranteed by a subsidiary of CCFI as part of the CSO program. As a result, if any of the events noted in this “Risk Factors” section were to occur with respect to CCFI’s retail locations and internet operations in these states, including changes in the regulatory environment, or if the economic conditions in any of these states were to worsen, any such event could significantly reduce its revenue and cash flow and materially adversely affect its business, results of operations and financial condition or could make the continuance of its current business impractical, unprofitable or impossible.
CCFI’s revenue and revenue less provision for losses from check cashing services may be materially adversely affected if the number of consumer check cashing transactions decreases as a result of technological development or in response to changes in the tax preparation industry.
For the fiscal years ended December 31, 2025, approximately    % of CCFI’s revenues were generated from its check cashing business. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including the increasing adoption of prepaid debit cards, direct deposit of payroll checks, electronic payroll payments, electronic transfers of government benefits and electronic transfers using online banking and other payment platforms. A recent study by the Federal Reserve Board suggests that payments through electronic transfers are displacing a portion of the paper checks traditionally cashed in CCFI’s stores by its customers. Employers are increasingly making payroll payments available through direct deposit or onto prepaid debit cards. In addition, state and federal assistance programs are increasingly requiring benefits be delivered either through direct deposit programs or prepaid debit cards, and the federal government has announced initiatives to transition the disbursement of some federal tax refunds to prepaid debit cards. For example, in April 2011, the State of California stopped issuing paper checks to benefits recipients, which adversely affected CCFI’s check cashing revenue in that state. Moreover, the rise of online payment systems that allow for electronic check and credit card payments to be made directly to individuals has further contributed to the decline in this market. To the extent that checks received by CCFI’s customer base are replaced with such electronic transfers or electronic transfer systems developed in the future, both the demand for CCFI’s check cashing services and its revenues from its check cashing business could decrease. In addition, a significant part of CCFI’s business involves the cashing of tax refund checks. Recent changes in the tax preparation industry, including tax preparers offering prepaid debit cards as an alternative to tax refund checks and a decrease in the number of tax preparers offering refund anticipation loans (which are typically disbursed by checks at the offices of the tax preparer) could cause the number of tax refund checks CCFI cashes to decline, which could have a material adverse effect on CCFI’s financial condition and results of operations.
CCFI relies on borrowings to support its operations, acquisitions, and strategic initiatives, and any inability to meet our obligations as they come due or to comply with various covenants could harm our business.
CCFI maintains a diversified portfolio of debt instruments to support its operations, acquisitions, and strategic initiatives. These facilities include secured revolving credit lines, term loans, and structured financing arrangements, each with specific terms, covenants, and maturity profiles. As of December 31, 2025 and 2024, CCFI’s total outstanding principal across all debt facilities was approximately $      billion and $1.1 billion, respectively. Each loan contains specific terms and covenants. Covenants used and their ratios and limits vary between the debt instruments. Types of covenants found in the debt instruments include, but are not limited to, liquidity, interest coverage ratios, leverage ratios, total earning assets, net worth, tangible net worth, tangible asset coverage, and maximum total debt. Although CCFI was in compliance with all such debt covenants as of December 31, 2025 and 2024, CCFI’s ability to comply with or renegotiate these covenants may be affected by events beyond its control, and breaches of these covenants could result in a default under such agreements and any future financial agreements into which CCFI may enter. If CCFI were to default on its credit obligations and such defaults were not waived, its lenders may require repayment of any outstanding debt and terminate their agreements with CCFI. If CCFI were unable to comply with its loan obligations, covenants, pay its debts when due or arrange new or alternative methods of financing on favorable terms, its business, results of operations and financial condition may be seriously and adversely affected.
Changes to tax laws or exposure to additional tax liabilities may have a negative impact on our operating results.
Continued developments in U.S. tax reform and changes to tax laws and rates in other jurisdictions where we do business could adversely affect our results of operations and cash flows. It is also possible that provisions of U.S. tax reform could be subsequently amended in a way that is adverse to us. In addition, we may undergo tax audits in various jurisdictions in which we operate. Although we believe that our income tax provisions and accruals are reasonable and in accordance with U.S. GAAP, and that we prepare our tax filings in accordance with all applicable tax laws, the final determination with respect to any tax audits and any related litigation, could be materially different from our historical income tax provisions and accruals. The results of a tax audit or litigation could materially affect our operating results and cash flows in the periods for which that determination is made. In addition, future period net income may be adversely impacted by litigation costs, settlements, penalties and interest assessments.
The preparation of CCFI’s financial statements and certain tax positions taken by CCFI require the judgment of its management, and CCFI could be subject to risks associated with these judgments or could be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles, financial reporting requirements or tax rules.
The preparation of CCFI’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.
Management’s judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management’s judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under Accounting Standards Codification 740-10-25, Income Taxes. CCFI’s interpretations of tax laws are subject to review and examination by the various taxing authorities in the jurisdictions where CCFI operates, and disputes may occur regarding CCFI’s view on a tax position. These disputes over interpretations with the various taxing authorities may be settled by audit, administrative appeals or adjudication in the court systems of the tax jurisdictions in which we operate. In addition, CCFI may revise its estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. It is possible that revisions in CCFI’s estimate of income taxes may materially affect our results of operations in any reporting period. CCFI regularly reviews whether it may be assessed additional income taxes as a result of the resolution of these matters, and CCFI records additional reserves as appropriate.
In addition, CCFI prepares its financial statements in accordance with U.S. GAAP, and its interpretations are subject to change over time. If new rules or interpretations of existing rules require us to change CCFI’s financial reporting, CCFI’s results of operations and financial condition could be materially adversely affected, and CCFI could be required to restate historical financial reporting.
CCFI records a portfolio of its loan receivables under the fair value option. The determination of the fair value of these finance receivables involves unobservable inputs that can be highly subjective and may prove to be materially different than the actual economic value.
On July 1, 2024, the CCFI elected fair value option under ASC 825-10, to be applied to all newly originated loans under medium-term secured and medium-term unsecured products, excluding line of credit and third-party lender products. The fair values of these finance receivables are determined using a discounted cash flow methodology, using Level 3 inputs for which changes could significantly impact our fair value measurements. Losses and payment activity and certain cost assumptions are determined using respective historical data and include consideration of recent trends and anticipated future performance. Future cash flows are discounted using a rate of return that CCFI’s management believes is reflective of the market. Valuations are highly dependent upon the reasonableness of CCFI’s assumptions and estimates and the predictability of the relationships that drive the results of CCFI’'s valuation methodologies. A variety of factors including, but not limited to, estimated customer default rates, the timing of expected payments, estimated costs to service the finance receivables, discount rates, and valuations of comparable portfolios may ultimately affect the fair values of CCFI’s loans and finance receivables. Modifications to CCFI’s assumptions due to the passage of time and more information becoming available could result in material changes to CCFI’s fair value calculations. These changes to fair value could adversely affect CCFI’s reported balances and results of operations. Under the fair value option, these changes are recorded directly to the income statement, which may make CCFI’s financial statements less comparable to others in the industry that do not record any of their loan balances under the fair value option.
If CCFI’s estimates of its allowance for credit losses and accrual for third party losses are not adequate to absorb actual losses, its financial condition and results of operations could be adversely affected.
CCFI utilizes a variety of underwriting criteria, actively monitors the performance of its consumer loan portfolio and maintains an allowance for credit losses on finance receivables it underwrites (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in its finance receivables portfolio. To estimate the adequacy of the allowance for credit losses on finance receivables, CCFI considers known and relevant internal and external factors that affect loan collectability, including the total amount of loans outstanding, historical charge-offs, its current collection patterns and current economic trends. CCFI’s methodology for establishing its allowance for credit losses and its provision for credit losses is based in large part on its historic loss experience. If customer behavior changes as a result of economic conditions and if CCFI is unable to predict how the widespread loss of jobs, housing foreclosures and general economic uncertainty may affect its allowance for credit losses, its provision may be inadequate. In addition, expansion of CCFI’s consumer loan portfolios has resulted and will continue to result in a higher provision for credit loan losses. Additionally, in CCFI’s credit services organization business, a subsidiary of CCFI guarantees repayment of the third-party lender’s loans to customers. CCFI employs a methodology similar to that for estimating its own allowance for credit losses to establish an accrual for losses related to guaranteed loans made by these third-party lenders. As of December 31, 2025, CCFI’s loan loss allowance was $      million and CCFI had a net charge off of $448.7 million related to losses on its finance receivables.

As of December 31, 2025, CCFI had an accrual for third party lender losses of $      million and net charge offs $      million. CCFI’s allowance for credit losses and accrual for third party lender losses, however, are estimates, and if actual losses are materially greater than its allowances, CCFI’s financial condition and results of operations could be adversely affected.
The failure of third parties who provide products, services or support to CCFI to maintain their products, services or support could disrupt CCFI’s operations or result in a loss of revenue.
CCFI is reliant on third parties to provide certain products, services and support that are material to its business. In the event such parties become unwilling or unable to continue to provide such products, services or support to CCFI, CCFI’s business operations could be disrupted and its revenue could be materially and adversely affected. These risks may be exacerbated by CCFI’s financial condition, as counterparties may consider credit risk in relation to doing business with it. For example:
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CCFI’s prepaid debit card business depends on its agreements for related services with the issuing bank. If any disruption in this relationship occurs, CCFI’s revenue generated as an agent for the issuing bank’s product offerings may be adversely affected.

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CCFI’s money transfer and money order business depends on its agreements for such services with Western Union. If any disruption in these relationships occurs, CCFI’s revenue generated from its money order and money transfer product offerings may be adversely affected. Approximately $      million or    % of CCFI’s total revenue for the year ended December 31, 2025 was related to CCFI’s money transfer and money order services.

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CCFI also has product and support agreements with various other third-party vendors and suppliers, including payment processing, information technology services, and telecommunications providers. If CCFI fails to do appropriate oversight of these vendors, if its oversight is inadequate or if a third-party provider fails to provide its product or service or to maintain its quality and consistency, CCFI could lose customers and related revenue from those products or services, or it could experience a disruption in its operations, any of which may adversely affect CCFI’s business, results of operations and financial condition.

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If the independent third-party lenders that originate the consumer loans offered under the credit access business model or offer loans directly to CCFI’s customers, is required to stop, stops, curtails, or makes material changes to its lending, and CCFI is unable to replace them, CCFI could lose customers and related revenue from those customers or services, or it could experience a disruption in its operations, any of which may adversely affect its business, results of operations and financial condition.

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Various payment processors, on which CCFI relies to present checks or process debit card transactions, and banks on which it relies for depository and treasury management services, may succumb to regulatory pressure, such as those pressures that were exerted during the now discontinued Operation Choke Point or for other reasons, and decline to process future transactions for CCFI or conduct any business with it which could cause a disruption in its operations that may adversely affect its business, results of operations and financial condition or could make the continuance of its current business impractical, unprofitable or impossible.

To the extent that CCFI’s current and future business growth strategy involves new store acquisitions and its failure to manage its growth or integrate or manage newly acquired stores may adversely affect its business, results of operations and financial condition.
CCFI may attempt to grow through the acquisition and opening of new stores. The acquisition or opening of additional stores may impose costs on CCFI and subject it to numerous risks, including:
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costs associated with identification of store locations to be acquired and negotiation of acceptable lease terms;

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costs associated with leasing and construction;

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exposure to new or unexpected changes to existing regulations as it enters new geographic markets;

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costs associated with, and consequences related to its failure to obtain, necessary regulatory approvals, including state licensing approvals for change-of-control;

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integration of acquired operations or businesses, including the transition to its information technology systems;

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local zoning or business license regulations;

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the loss of key employees from acquired businesses and the ability to attract and retain employees in connection with store openings;

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diversion of management’s attention from its core business;

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incurrence of additional indebtedness (if necessary to finance acquisitions or openings);

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assumption of contingent liabilities;

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the potential impairment of acquired assets;

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the possibility that tax authorities may challenge the tax treatment of future and past acquisitions;

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incurrence of significant immediate write-offs; and

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performance which may not meet expectations.

CCFI cannot make assurances that it will be able to expand its business successfully through additional store acquisitions. CCFI’s failure to successfully expand, manage or complete the integration of acquired businesses may adversely affect its business, results of operations and financial condition.
CCFI may not realize the expected benefits of acquisitions because of integration difficulties and other challenges.
The success of any acquisition depends, in part, on CCFI’s ability to integrate the acquired business with its business and its ability to increase its operating-level performance in line with its historical operating-level performance. The integration process may be complex, costly and time-consuming and may not result in the anticipated improvements to operating-level performance. The difficulties of integrating the operation of a business may include, among others:
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failure to implement CCFI’s business plan for the combined business;

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failure to achieve expected synergies or cost savings;

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unanticipated issues in integrating information, technology and other systems;

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unanticipated challenges in implementing CCFI’s unsecured short-term, unsecured medium-term or direct secured consumer lending practices in acquired stores or in marketing loan products to their existing customers;

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unanticipated changes in applicable laws and regulations; and

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unanticipated issues, expenses and liabilities.

CCFI may not accomplish the integration of the acquired business smoothly, successfully or with the anticipated costs or time frame. The diversion of the attention of management from CCFI’s operations to the integration effort and any difficulties encountered in combining operations could prevent CCFI from realizing the full benefits anticipated to result from the acquisition and could adversely affect its business.
CCFI may not be successful at entering new businesses or broadening the scope of its existing product and service offerings.
CCFI may enter into new businesses that are adjacent or complementary to its existing businesses and that broaden the scope of its existing product and service offerings. CCFI may not achieve its expected growth if it is not successful in entering these new businesses or in broadening the scope of its existing product and service offerings. In addition, entering new businesses and broadening the scope of CCFI’s existing product and service offerings may require significant upfront expenditures that it may not be able to recoup in the future. These efforts may also divert management’s attention and expose CCFI to new risks and regulations. As a result, entering businesses and broadening the scope of CCFI’s existing product and service offerings may have a material adverse effect on its business, results of operations and financial condition.
If CCFI loses key management or is unable to attract and retain the talent required for its business, its operating results and growth could suffer.
CCFI’s future success depends to a significant degree upon the members of its senior management. The loss of the services of members of senior management could harm CCFI’s business and prospects for future development. CCFI’s continued growth also will depend upon its ability to attract and retain additional skilled management personnel. If CCFI is unable to attract and retain the requisite personnel, its business, results of operations and financial condition may be adversely affected.
CCFI is dependent on hiring an adequate number of hourly employees to run its business and is subject to government regulations concerning these and its other employees, including minimum wage laws. These laws and regulations together with other factors influencing labor costs could have a material adverse effect on CCFI’s business.
CCFI’s workforce is comprised primarily of employees who work on an hourly basis. In certain areas where CCFI operates, there is significant competition for employees. CCFI’s ability to continue to expand its operations depends on its ability to attract, train and retain a large and growing number of qualified employees. The lack of availability of an adequate number of hourly employees, geographically driven market influences on labor costs, or increases in wages and benefits to current employees could adversely affect CCFI’s operations. CCFI is subject to applicable rules and regulations relating to its relationship with its employees, including the U.S. Fair Labor Standards Act, the National Labor Relations Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wage and break requirements, union organizing, exempt status classification, health benefits, unemployment and employment taxes and overtime and working conditions. Legislative increases in the federal minimum wage, the increasing number of state and local legislative increases to the minimum wage, and other regulatory changes in exempt status classification, as well as increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase CCFI’s labor costs. Furthermore, if CCFI is unable to locate, attract, train or retain qualified personnel, or if its costs of labor increase significantly, its business, results of operations and financial condition may be adversely affected.
Competition in the retail financial services industry is intense and could cause CCFI to lose market share and revenue.
The industry in which CCFI operates is highly fragmented and competitive. In addition, CCFI’s management believes that the market will become more competitive as the industry continues to consolidate. CCFI competes with other consumer lenders, online lenders, other financial services entities and other retail businesses that offer loans similar to those offered or arranged by CCFI or offer MSB transactions or offer similar products and services. In addition, CCFI’s competitors may operate, or begin to operate, under business models less focused on legal and regulatory compliance than CCFI’s business model, which could put CCFI at a competitive disadvantage. CCFI can make no assurances that it will be able to compete successfully against any or all of its current or future competitors. As a result, CCFI could lose market share and its revenue could decline, thereby affecting its ability to generate sufficient cash flow to service its indebtedness and fund its operations.
CCFI’s competitors’ use of other business models could put CCFI at a competitive disadvantage and have a material adverse effect on its business.
CCFI operates its business pursuant to the laws and regulations of the states in which it conducts business, including compliance with the maximum fees allowed and other limitations and it is licensed in every state in which it lends and in which a license is required. Some of CCFI’s competitors, especially certain internet lenders, operate using other business models, including a “single-state model” where the lender is generally licensed in one state and follows only the laws and regulations of that state regardless of the state in which the customer resides and the lending transaction takes place, an “offshore model” where the lender is not licensed in any U.S. state and does not typically comply with any particular state’s laws or regulations or a “tribal model” where the lender follows the laws of a Native American tribe regardless of the state in which the lender is located, the customer resides and the lending transaction takes place. Competitors using these models may have higher revenue per customer and significantly less burdensome compliance requirements, among other advantages. Additionally, negative perceptions about these models could cause legislators or regulators to pursue additional industry restrictions that could affect the business model under which CCFI operates, which could have a material adverse effect on CCFI’s business, prospects, results of operations and financial condition.
A reduction in demand for CCFI’s products and services and failure by it to adapt to such reduction could adversely affect its business and results of operations.
The demand for a particular product or service CCFI offers may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products or changes in customers’ preferences or financial conditions. Should CCFI fail to adapt to significant changes in its customers’ demand for, or access to, its products or services, its revenues could decrease significantly and its operations could be harmed. Even if CCFI makes changes to existing products or services or introduces new products or services to fulfill customer demand, customers may resist or may reject such products or services. Moreover, the effect of any product change on the results of CCFI’s business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to CCFI’s business, results of operations and financial condition.
Demand for CCFI’s products and services is sensitive to the level of transactions effected by its customers, and accordingly, its revenues could be affected negatively by a general economic slowdown.
A significant portion of CCFI’s revenues are derived from consumer lending and MSB transactions. An economic slowdown could cause deterioration in the performance of CCFI’s consumer loan portfolio and in consumer demand for its financial products and services. For example, a significant portion of CCFI’s check cashing business is generated by cashing payroll checks and any prolonged economic downturn or increase in unemployment could have a material adverse effect on such business. In addition, reduced consumer confidence and spending may decrease the demand for CCFI’s other products and services. Also, any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume of transactions that CCFI processes and have an adverse effect on its business, results of operations and financial condition.
Disruptions in the credit markets may negatively impact the availability and cost of CCFI’s short-term borrowings, which could adversely affect its results of operations, cash flows and financial condition.
If CCFI’s cash flow from operations is not sufficient to fund its working capital and other liquidity needs, it may need to rely on the banking and credit markets to meet its financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as experienced in the wake of the 2008 financial crisis, could adversely affect CCFI’s ability to draw on any credit facility when not fully drawn. In addition, the effects of a global recession and its effects on CCFI’s operations could cause it to have difficulties in complying with the terms of its various credit agreements.
Longer-term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect CCFI’s ability to refinance its outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, CCFI’s indebtedness could require it to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

The use of personal data in credit underwriting is highly regulated.
The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. Compliance with the FCRA and related laws and regulations concerning consumer reports has recently been under regulatory scrutiny. The FCRA, in certain states, requires CCFI to supplement a Regulation Notice of Adverse Action provided to a loan applicant when it denies an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and the specific reasons for the denial of credit. The FCRA also requires CCFI to promptly update any credit information reported to a consumer reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by CCFI to a consumer reporting agency. Historically, the FTC has played a key role in the implementation, oversight, enforcement and interpretation of the FCRA. Pursuant to the Dodd-Frank Act, the CFPB has primary supervisory, regulatory and enforcement authority of FCRA issues. Although the FTC also retains its enforcement role regarding the FCRA, it shares that role in many respects with the CFPB. The CFPB has taken a more active approach than the FTC, including with respect to regulation, enforcement and supervision of the FCRA. Changes in the regulation, enforcement or supervision of the FCRA may materially affect CCFI’s business if new regulations or interpretations by the CFPB or the FTC require CCFI to materially alter the manner in which it uses personal data in its credit underwriting.
The oversight of the FCRA by both the CFPB and the FTC and any related investigation or enforcement activities may have a material adverse impact on CCFI’s business, including its operations, its mode and manner of conducting business and its financial results.
If the information provided by customers to CCFI is incorrect or fraudulent, CCFI may misjudge a customer’s qualification to receive a loan, and any inability to effectively identify, manage, monitor and mitigate fraud risk on a large scale could cause it to incur substantial losses, and its operating results, brand and reputation could be harmed.
Lending decisions made using CCFI’s proprietary scoring models are based partly on information provided by loan applicants. To the extent that these applicants provide information in a manner that is unverifiable, the credit score delivered by CCFI’s proprietary scoring methodology may not accurately reflect the associated risk. In addition, data provided by third party sources is another component of the decision methodology and this data may contain inaccuracies. CCFI’s resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. New technologies, such as blockchain and cryptocurrencies, may be superior to, or render obsolete, the technologies CCFI currently uses. Inaccurate analysis of credit data that could result from false loan application information could harm CCFI’s reputation, business and operating results.
In addition, CCFI’s proprietary scoring models use identity and fraud checks analyzing data provided by external databases to authenticate each customer’s identity. The level of CCFI’s fraud charge-offs and results of operations could be materially adversely affected if fraudulent activity were to significantly increase. CCFI’s internet operations are particularly subject to fraud because of the lack of face-to-face interactions and document review. If applicants assume false identities to defraud CCFI or consumers simply have no intent to repay the money they have borrowed, CCFI will incur higher loan losses. CCFI may incur substantial losses and its business operations could be disrupted if it is unable to effectively identify, manage, monitor and mitigate fraud risk using its proprietary credit and fraud scoring models.
Criminals are using increasingly sophisticated methods to engage in illegal activities such as fraud. Over the past several years, CCFI and others in its industry have had customers and former customers contacted by unknown criminals making telephone calls attempting to collect debt, purportedly on CCFI’s behalf. These criminals are often successful in fraudulently inducing payments to them. Since fraud is perpetrated by increasingly sophisticated individuals and “rings” of criminals, CCFI continues to update and improve the fraud detection and prevention capabilities of its proprietary scoring models. If these efforts are unsuccessful then credit quality and customer profitability will erode. If credit and/or fraud losses increased significantly due to inadequacies in underwriting or new fraud trends, new customer originations may need to be reduced until credit and fraud losses returned to target levels, and business could contract.

It may be difficult or impossible to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud. If credit or fraud losses were to rise, this would significantly reduce CCFI’s profitability. High profile fraudulent activity could also lead to regulatory intervention, negatively impact CCFI’s operating results, brand and reputation and require it, and the originating lenders, to take steps to reduce fraud risk, which could increase its costs.
Any of the above risks could lead to litigation, significantly increased expenses, reputational damage, reduced use and acceptance of CCFI’s products and services or new regulations and compliance obligations, and could have a material adverse effect on its business, prospects, results of operations and financial condition.
If CCFI does not effectively price the credit risk of its prospective or existing customers, its results of operations and financial condition could be materially and adversely affected.
CCFI’s business has much higher rates of charge-offs than traditional lenders. Accordingly, CCFI must price its loan products to take into account the credit risks of its customers. In deciding whether to extend credit to prospective customers and the terms on which to provide that credit, including the price, CCFI relies heavily on proprietary scoring models. These models take into account, among other things, information from customers, third parties and an internal database of loan records gathered through monitoring the performance of CCFI’s customers over time. The failure of CCFI’s scoring models to effectively price credit risk could lead to higher-than-anticipated customer defaults, which could lead to higher charge-offs and losses, or overpricing, which could cause the loss of customers. CCFI’s models could become less effective over time, receive inaccurate information or otherwise fail to accurately estimate customer losses in certain circumstances. If CCFI is unable to maintain and improve its proprietary scoring models, or if they do not adequately perform, they may fail to adequately predict the creditworthiness of customers or to assess prospective customers’ financial ability to repay their loans. This could further hinder CCFI’s growth and have an adverse effect on its business and results of operations.
Failure to keep up with the rapid changes in e-commerce and the uses and regulation of the internet could harm CCFI’s business.
Providing products and services over the internet is dynamic. CCFI’s failure to keep pace with technological change, consumer use habits, internet security risks, risks of system failure or inadequacy, and governmental regulation and taxation, may adversely impact CCFI’s business. In addition, consumer concerns about fraud, computer security and privacy may discourage additional consumers from adopting or continuing to use the internet to conduct financial transactions. Expansion of CCFI’s customer base requires that CCFI appeals to and acquires consumers who historically have used traditional means of commerce to conduct their financial services transactions. If these consumers prove to be less profitable than CCFI’s traditional retail customers, and it is unable to gain efficiencies in its operating costs, including its cost of acquiring new customers, its business could be adversely impacted.
CCFI’s revenue and revenue less provision for losses from check cashing services may be materially adversely affected if the number and amount of checks it cashes that go uncollected significantly increase.
When CCFI cashes a check, it assumes the risk that it will be unable to collect from the check payer. CCFI may not be able to collect from check payers as a result of a payer having insufficient funds in the account, on which a check was drawn, stop payment orders issued by a payer or check fraud. If the number or amount of checks CCFI cashes that are uncollected increases significantly, its business, results of operations and financial condition may be materially adversely affected.
Any disruption in the availability or the security of CCFI’s information systems or its internet lending platform or fraudulent activity could adversely affect its operations or subject it to significant liability or increased regulation.
CCFI depends on its information technology infrastructure to achieve its business objectives. CCFI’s information systems include point of sale (“POS”) systems in its retail locations and a management information system. CCFI’s POS systems are fully operational in all retail locations. The management information system is designed to provide summary and detailed information to CCFI’s regional and corporate managers at any time through the internet. In addition, this system is designed to manage CCFI’s credit risk and to permit CCFI to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to its headquarters. If the POS system fails to perform as CCFI anticipates, if there are unanticipated problems with the integration of customer information, or if there is any disruption in the availability of CCFI’s POS, information systems or internet lending platform these events could adversely affect its business, results of operations and financial condition.
CCFI’s business is also dependent upon its employees’ ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as internet support, call center activities, and processing and servicing consumer loans. A shut-down of or inability to access the facilities in which CCFI’s internet operations and other technology infrastructure are based, such as an extended power outage, a failure of one or more of its information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair its ability to perform such functions on a timely basis and could result in a deterioration of its ability to underwrite, approve and process internet consumer loans, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could have a material adverse effect on CCFI’s business, prospects, results of operations, financial condition and cash flows.
CCFI’s business involves the storage and transmission of consumers’ non-public, private information, and security breaches could expose it to a risk of loss or misuse of this information, litigation, and potential liability. CCFI is entirely dependent on the secure operation of its websites and systems as well as the operation of the internet generally. A number of companies have disclosed cyber-attacks and security breaches, some of which have involved intentional attacks. Attacks may be targeted at CCFI, its customers, or both. Although CCFI devotes what it believes to be appropriate resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of its computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to it and its customers, CCFI’s security measures may not provide absolute security. Despite CCFI’s efforts to ensure the integrity of its systems, it is possible that CCFI may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently or are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including third parties outside CCFI such as persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. These risks may increase in the future as CCFI continues to increase internet-based product offerings and expand its internal usage of web-based products and applications or if it expands into new countries. If an actual or perceived breach of security occurs, customer and/or supplier perception of the effectiveness of CCFI’s security measures could be harmed and could result in the loss of customers, suppliers or both. Actual or anticipated attacks and risks may cause CCFI to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third party experts and consultants.
A successful penetration or circumvention of the security of CCFI’s systems could cause serious negative consequences, including significant disruption of its operations, misappropriation of its confidential information or that of its customers, or damage to its computers or systems or those of its customers and counterparties, and could result in violations of applicable privacy and other laws, financial loss to CCFI or to its customers, loss of confidence in its security measures, customer dissatisfaction, significant litigation exposure, and harm to its reputation, all of which could have a material adverse effect on CCFI. In addition, many of CCFI’s customers provide personal information, including bank account information when applying for consumer loans. CCFI relies on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer bank account and other personal information. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by CCFI to protect transaction data being breached or compromised. Data breaches can also occur as a result of non-technical issues.
CCFI’s servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, including “denial-of-service” type attacks. CCFI may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach of CCFI’s systems or by persons with whom CCFI has commercial relationships that result in the unauthorized release of consumers’ non-public, private information, could damage CCFI’s reputation and expose it to a risk of loss or litigation and possible liability. In addition, many of the third parties who provide products, services or support to CCFI could also experience any of the above cyber risks or security breaches, which could impact CCFI’s customers and its business and could result in a loss of customers, suppliers or revenue.
In addition, criminals are using increasingly sophisticated methods to engage in illegal activities such as fraud. Over the past several years, CCFI and others in its industry have had customers and former customers contacted by unknown criminals making telephone calls attempting to collect debt, purportedly on its behalf. These criminals are often successful in fraudulently inducing payments to them.
Any of these events could result in a loss of revenue and could have a material adverse effect on CCFI’s business, prospects, and results of operations, financial condition and cash flows.
Unauthorized disclosure of sensitive or confidential customer data could expose CCFI to protracted and costly litigation and penalties and cause it to lose customers.
In the course of operating its business, CCFI is required to manage, use, and store large amounts of personally identifiable information, consisting primarily of confidential personal and financial data regarding its customers. CCFI also depend on its IT networks and systems to process, store, and transmit this information. As a result, CCFI is subject to numerous laws and regulations designed to protect this information. Security breaches involving CCFI’s systems and infrastructure could lead to unauthorized disclosure of confidential information, as well as shutdowns or disruptions of its systems.
If any person, including CCFI’s employees or those of third-party vendors, negligently disregards or intentionally breaches CCFI’s established controls with respect to such data or otherwise mismanages or misappropriates that data, CCFI could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer data by any person, whether through systems failure, unauthorized access to CCFI’s IT systems, fraud, misappropriation, or negligence, could result in negative publicity, damage to its reputation, and a loss of customers. Any unauthorized disclosure of personally identifiable information could subject CCFI to liability under data privacy laws and adversely affect its business prospects, results of operations, and financial condition.
CCFI’s ability to collect payment on loans and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions.
The automated nature of CCFI’s internet operations may make it an attractive target for hacking and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of its platform, it is possible that CCFI may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and it may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan. In addition, the software that CCFI has developed to use in its daily operations is highly complex and may contain undetected technical errors that could cause its computer systems to fail. Because its loans made over the internet involve limited manual review, any failure of CCFI’s computer systems involving its scoring models and any technical or other errors contained in the software pertaining to its proprietary system could compromise the ability to accurately evaluate potential customers, which would negatively impact its results of operations. Furthermore, any failure of CCFI’s computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans it made to customers. If any of these risks were to materialize, it could have a material adverse effect on CCFI’s business, prospects, results of operations, and financial condition.
Security breaches, cyber-attacks, or fraudulent activity could result in damage to CCFI’s operations or lead to reputational damage.
A security breach or cyber-attack of CCFI’s computer systems could interrupt or damage its operations or harm its reputation. Regardless of the security measures that it may employ, CCFI’s systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties or other similar disruptive problems. If it were to experience a security breach or cyber-attack, CCFI could be required to incur substantial costs and liabilities, including:
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expenses to rectify the consequences of the security breach or cyber-attack;

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liability for stolen assets or information;

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costs of repairing damage to CCFI’s systems;

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lost revenue and income resulting from any system downtime caused by such breach or attack;

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increased costs of cyber security protection;

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costs of incentives CCFI may be required to offer to its customers or business partners to retain their business; and

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damage to its reputation causing customers and investors to lose confidence in CCF.

CCFI’s success and future growth depend significantly on its successful marketing efforts, and if such efforts are not successful, its business and financial results may be harmed.
While CCFI may intend to dedicate resources to marketing efforts and, when possible, to introduce new products and services and expand into new states, its ability to attract qualified borrowers depends in large part on the success of these marketing efforts and the success of the marketing channels it uses to promote its products. CCFI’s marketing channels include search engine optimization, search engine marketing, preapproved direct mailings, paid media advertising, and acquiring new customers from various marketing firms. If any of CCFI’s current marketing channels become less effective, if it is unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if it is not successful in generating new channels, CCFI may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers. If CCFI is unable to recover its marketing costs through increases in the number of customers and in the number of loans made by visitors to product websites, or if it discontinues its marketing efforts, it could have a material adverse effect on CCFI’s business, prospects, results of operations, and financial condition.
Any decrease in CCFI’s access to preapproved marketing lists from consumer reporting agencies (credit bureaus) or other developments impacting its use of direct mail marketing could adversely affect its ability to grow its business.
CCFI may market certain of its medium-term loan products through direct mailings of preapproved loan offers to potential customers. CCFI’s marketing techniques identify candidates for preapproved loan mailings in part through the use of preapproved marketing lists purchased from credit bureaus. If access to such preapproved marketing lists were lost or limited due to regulatory changes prohibiting consumer reporting agencies from sharing such information or for other reasons, CCFI’s growth could be adversely affected. If the cost of obtaining such lists increases significantly, it could substantially increase customer acquisition costs and decrease profitability. Similarly, federal or state regulators or legislators could limit access to these preapproved marketing lists with the same effect.
In addition, preapproved direct mailings may become a less effective marketing tool due to over-penetration of direct mailing lists. Any of these developments could have a material adverse effect on CCFI’s business, prospects, results of operations, and financial condition.
CCFI’s business may suffer if its trademarks or service marks are infringed.
CCFI relies on trademarks and service marks to protect its various brand names in its markets. Many of these trademarks and service marks have been a key part of establishing CCFI’s business in the communities in which it operates. CCFI believes these trademarks and service marks have significant value and are important to the marketing of its services. CCFI can make no assurances that the steps it has taken or will take to protect its proprietary rights will be adequate to prevent misappropriation of its rights or the use by others of features based upon, or otherwise similar to, CCFI’s. In addition, although CCFI believes it has the right to use its trademarks and service marks, it can make no assurances that its trademarks and service marks do not or will not violate the proprietary rights of others, that its trademarks and service marks will be upheld if challenged, or that it will not be prevented from using its trademarks and service marks, any of which occurrences could harm CCFI’s business.
Part of CCFI’s business is seasonal, which causes its revenue to fluctuate and may adversely affect its ability to service its debt.
CCFI’s business is seasonal due to the impact of its customers cashing their tax refund checks with CCFI and using the related proceeds in connection with its other products and services, such as prepaid debit cards. Also, CCFI’s consumer loan business typically declines slightly in the first six months of the year as a result of customers’ receipt of tax refund checks. If CCFI’s revenue were to fall substantially below what it would normally expect during certain periods, its annual financial results would be adversely impacted, as would its ability to service its debt.
Because CCFI maintains a significant supply of cash in its stores, it may be subject to cash shortages due to robbery, employee errors and theft.
Since CCFI’s business requires it to maintain a significant supply of cash in each of its stores, CCFI is subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. CCFI can make no assurances that robberies, employee errors and theft will not occur. The extent of these cash shortages could increase as CCFI expands the nature and scope of its products and services. Any such cash shortages could adversely affect CCFI’s business, results of operations and financial condition.
If CCFI’s insurance coverage limits are inadequate to cover its liabilities, if it is unable to obtain insurance or surety bonds due to its financial condition, if its insurance costs rise, or it suffers losses due to one or more of its insurance carriers defaulting on their obligations, CCFI’s financial condition and results of operations could be materially adversely affected.
As a result of the liability risks inherent in CCFI’s lines of business, it maintains liability insurance intended to cover various types of property, casualty and other risks. The types and amounts of insurance that CCFI obtains vary from time to time, depending on availability, cost and its decisions with respect to risk retention. The policies are subject to deductibles and exclusions that result in CCFI’s retention of a level of risk on a self-insured basis. CCFI’s insurance policies are subject to annual renewal. The coverage limits of CCFI’s insurance policies may not be adequate, and it may not be able to obtain insurance or surety bonds in the future on acceptable terms or at all. In addition, CCFI’s insurance premiums and its self-insured retentions may be subject to increases in the future, which increases may be material. Furthermore, the losses that are insured through commercial insurance are subject to the credit risk of those insurance companies. CCFI can make no assurances that such insurance companies will remain creditworthy in the future. Inadequate insurance coverage limits, increases in CCFI’s insurance costs or losses suffered due to one or more of its insurance carriers defaulting on their obligations, could have a material adverse effect on CCFI’s financial condition and results of operations.
Our operations could be impacted by any future government shutdowns.
If any future government shutdown, similar to the one that lasted from October 2025 to November 2025, were to occur and continue for an extended period of time or if the IRS were to become unable to timely distribute tax refunds, collections from CCFI’s customers could be negatively impacted, which could have a material adverse effect on CCFI’s financial condition and results of operations.
CCFI’s operations could be subject to natural disasters, global pandemics, and other business disruptions, which could adversely impact its future revenue and financial condition and increase its costs and expenses.
CCFI’s operations could be subject to natural disasters and other business disruptions, which could adversely impact its future revenue and financial condition and increase its costs and expenses. For example, the occurrence and threat of terrorist attacks may directly or indirectly affect economic conditions, which could in turn adversely affect demand for CCFI’s services. In the event of a major natural or man-made disaster, such as hurricanes, floods, fires or earthquakes, CCFI could experience loss of life of its employees, destruction of facilities or business interruptions, any of which could materially adversely affect CCFI.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on CCFI’s business, results of operations and financial condition.
CCFI’s financial condition, operations and liquidity may be materially adversely affected in the event of a catastrophic loss for which it is self-insured.
CCFI is self-insured with respect to its employee health insurance program and certain commercial, property and casualty risks. Based on management’s assessment and judgment, CCFI has determined that it is generally more cost effective to self-insure these risks. The risks and exposures CCFI self-insures include, but are not limited to, flood, theft, counterfeits, and its employee health insurance program. CCFI also maintains insurance contracts with independent insurance companies that provide certain worker’s compensation coverage, disability income coverage, certain employment practices coverage, and life insurance coverage.
In addition, CCFI maintains director and officer liability coverage and certain property insurance contracts with independent insurance companies. Some of these coverages may be subject to large self-insured retentions. Some of these insurance companies may refuse to renew CCFI’s policies due to its financial condition. CCFI also maintains certain stop-gap coverage for catastrophic losses under its employee health insurance program. Should there be catastrophic loss from events for which CCFI is self-insured or adverse court or similar decisions in any area in which it is self-insured, its financial condition, results of operations and liquidity may be materially adversely affected.
Adverse real estate market fluctuations could affect CCFI’s profits.
CCFI leases the majority of its store locations. A significant rise in overall lease costs may result in an increase in CCFI’s store occupancy costs as it acquires new locations and renews leases for existing locations.
Risks Relating to Aaron’s
For purposes of this “Risks Relating to Aaron’s” section, “we” and “our” refer to Aaron’s Intermediate Holdco, Inc.
Risks Related to Legal and Regulatory Matters
Our businesses are subject to extensive federal, state and provincial laws and regulations that could expose us to government investigations, pricing restrictions, monetary penalties, additional costs or compliance-related burdens that could have a material adverse effect on our businesses, results of operations or financial condition.
Federal regulatory authorities such as the FTC and the Consumer Financial Protection Bureau regulate financial products and services similar to the LTO transaction. These federal agencies may propose and adopt new regulations, or interpret existing regulations, in a manner that could result in significant adverse changes to our businesses. In addition, state regulatory authorities have been increasingly focused on the subprime financial marketplace in which the LTO industry operates, and we expect this increased focus on the subprime financial marketplace to continue in the near-term. This means that the LTO industry is, and may continue to be, held to high standards of monitoring, disclosure and reporting, regardless of whether new laws or regulations governing the LTO industry are adopted. In addition, federal and state regulators and courts may apply laws or regulations to our businesses in inconsistent or unpredictable ways that may make compliance more difficult, expensive and uncertain. This increased attention by state regulators, as well as the potential for scrutiny by certain municipal governments, may significantly increase the compliance costs for our businesses, result in fines or monetary penalties or settlements due to future investigations, and/or adversely impact the manner in which we operate, which may be materially adverse to our businesses, results of operations or financial condition.
Furthermore, certain aspects of our businesses, such as the content of our advertising and other disclosures to customers about our LTO transactions, our lease renewal and collection practices (as well as those of third parties), the manner in which we contact our customers, our customer lease decisioning process regarding whether to lease merchandise to customers, and any payment information we may decide to furnish to consumer reporting agencies are subject to federal and state regulatory oversight. For example, several states have implemented or may implement regulations with respect to the manner in which we collect, store and use consumer data in connection with our LTO and retail transactions, which has resulted in increased regulatory oversight and litigation risks and increased our compliance-related costs. Several states have also adopted or may adopt privacy-related laws requiring us to design, implement and maintain different types of state-based, privacy-related compliance controls and programs, thereby further increasing the complexity and cost of compliance. We are also subject to contractual data protection obligations with customers, vendors and other counterparties, which may impose requirements that are more stringent than applicable law.
We have incurred and will continue to incur substantial costs to comply with federal, state and provincial laws and regulations. In addition to compliance costs, we may incur substantial expenses to respond to federal, state and provincial government investigations and enforcement actions, proposed fines and penalties, criminal or civil sanctions, and private litigation, including those arising out of our or our franchisees’ alleged violations of existing laws and/or regulations.
Additionally, if we continue to expand into complementary businesses or products that we do not currently offer our customers, or implement the use of new technologies in our existing businesses and products, such as expanding our application of machine learning and artificial intelligence-based technologies, we may be subject to a variety of statutes and regulatory requirements in addition to those regulations currently applicable to our legacy operations, which may impose significant costs, limitations or prohibitions on the manner in which we currently conduct our businesses as well as those we may acquire in the future.
From time to time we are subject to regulatory and legal proceedings which seek material damages or seek to place significant restrictions on our business operations. These proceedings may be negatively perceived by the public and materially and adversely affect our business, liquidity and financial condition.
We are subject to legal and regulatory proceedings from time to time which may result in material damages or place significant restrictions on our business operations, and/or divert our management’s attention from other business issues and opportunities and from our ongoing strategic plan to improve our performance. There can be no assurance that we will not incur material damages or penalties in a lawsuit or other proceeding in the future and/or significant defense costs related to such lawsuits or regulatory proceedings. Significant adverse judgments, penalties, settlement amounts, amounts needed to post a bond pending an appeal or defense costs could materially and adversely affect our liquidity and financial condition. It is also possible that, as a result of a present or future governmental or other proceeding or settlement, significant restrictions will be placed upon, or significant changes made to, our business practices, operations or methods, including pricing or similar terms. Any such restrictions or changes may adversely affect our profitability or increase our compliance costs.
Judicial or regulatory decisions may restrict or eliminate the enforceability of certain types of contractual provisions designed to limit costly litigation, such as mandatory arbitration clauses and class action waivers as dispute resolution methods, which could have a material adverse effect on our business.
To attempt to limit costly and lengthy consumer, employee and other litigation, including class actions, we require customers entering into LTO transactions and team members across our businesses to sign arbitration agreements and class action waivers, many of which offer opt-out provisions. If judicial or regulatory actions are taken that restrict or eliminate the enforceability of such agreements and waivers, or if we are otherwise not permitted to use arbitration agreements and/or class action waivers, we could incur increased costs to resolve legal actions brought by customers, team members and others and could be forced to participate in more expensive and lengthy dispute resolution processes, any of which could have a material adverse effect on our business.
Product safety and quality control issues, including product recalls, could harm our reputation, divert resources, reduce sales and increase costs.
The products we lease and sell through our businesses are subject to regulation by the United States Consumer Product Safety Commission and similar state regulatory authorities, as well as regulatory authorities in Canada. Such products could be subject to recalls and other actions by these authorities, and these recalls and voluntary removals of products could result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs, any of which could have a material adverse effect on our business, results of operations or financial condition. In addition, given the terms of our lease agreements with our customers, in the event of such a product quality or safety issue, customers who have leased the defective merchandise from us could terminate their lease agreements for that merchandise and/or not renew those lease agreements, which could have a material adverse effect on our business, results of operations or financial condition, if we are unable to recover those losses from the vendor who supplied the defective merchandise.
We are subject to government laws and regulations concerning our workforce, including wage and hour regulations, and our inability to maintain our workforce or violations by us of employment or wage and hour laws or regulations could have a material adverse effect on our business, results of operations or financial condition.
Our workforce is comprised primarily of team members who work on an hourly basis. To meet the needs and expectations of our customers, we must attract, select, train, and retain a large number of hourly team members, while at the same time controlling labor costs. These positions have historically had high turnover rates, which can lead to increased training, retention and other costs. In certain areas where we operate, there has historically been significant competition for team members, including from retailer distribution centers, delivery services and restaurants. In addition, the competitive nature of the hourly labor market, including increasing wage rates for both in-person and remote jobs, has, and may continue to, make it more difficult for us to attract candidates for our open hourly positions. The lack of availability of an adequate number of hourly team members, or our inability to attract and retain them, or an increase in wages and benefits to attract and retain current team members, could adversely affect our business, results of operations or financial condition. Additionally, we are subject to applicable rules and regulations relating to our relationship with our team members, including wage and hour statutes and regulations, health benefits, unemployment and payroll taxes, overtime and working conditions and immigration status. Accordingly, changes to these rules and regulations could have a material adverse effect on our business, results of operations or financial condition.
Risks Related to the Macroeconomic Environment
Adverse macroeconomic conditions, such as inflation, a higher cost of living and elevated interest rates for extended periods, as well as other macroeconomic factors outside of our control, may adversely affect demand for our products and services and/or our customers’ ability to make the payments they owe for such products and services.
Adverse macroeconomic conditions that are not under our control, such as persistent inflationary pressures, the cost of living and elevated interest rates for extended periods may lead to declines in disposable income and/or discretionary spending levels which, in turn, could reduce demand for our merchandise. Other factors outside our control, such as unemployment levels, geopolitics, uncertain trade policies, supply chain constraints, changes in federal immigration enforcement practices and labor shortages, may also negatively affect the subprime consumer population and therefore the demand for our products. Additionally, adverse macroeconomic conditions or other factors outside of our control may unfavorably impact our customers’ ability to make the payments they owe us which, in turn, could result in increased customer payment delinquencies, as well as increases in lease merchandise write-offs. As a result, continued macroeconomic uncertainty, or other factors outside of our control, could result in lower revenue and negatively impact our businesses and our overall financial results. In addition, our results exhibit seasonality, including higher first-quarter activity in the Aaron’s Business and higher fourth-quarter retail activity at BrandsMart, which may amplify the impact of adverse macroeconomic conditions during key periods.
Disruptions in the credit markets or changes to our credit ratings may negatively impact our access to financing and increase our cost of capital, which could adversely affect our liquidity, results of operations and financial condition.
We rely on access to credit markets to support our liquidity needs, including funding our working capital requirements, refinancing existing indebtedness, and maintaining adequate financial flexibility.

Periods of volatility, reduced lender appetite, tightening credit conditions, or other disruptions in the credit markets or a downgrade of our current credit rating could limit our ability to obtain financing on acceptable terms or at all. If our existing lenders reduce their lending capacity, impose more restrictive terms, or otherwise limit availability under our credit facilities, our liquidity could be constrained.
In addition, adverse macroeconomic conditions — such as elevated interest rates, inflationary pressures, geopolitical or national developments, or instability in the banking or financial services sectors — may increase our cost of borrowing or require us to accept less favorable covenant terms. Any such developments could reduce our financial flexibility, limit our ability to invest in our business or pursue strategic initiatives, and adversely affect our results of operations, our capital position and access to the capital markets. If we are unable to access credit markets when needed, or only on unfavorable terms, our liquidity, results of operations and financial condition could be adversely affected.
Risks Related to Cybersecurity and Technology Matters
If we do not maintain the privacy and security of customer, employee or other confidential information, due to cyberattacks, ransomware, intrusions into our systems by unauthorized parties or otherwise, we could incur significant costs, which could have a material adverse effect on our business, results of operations or financial condition.
Our businesses collect, process, transmit and store a wide variety of information, including personally identifiable information (“PII”) of our customers and team members, for various purposes. Because we possess significant amounts of PII and/or other confidential information, we may be an attractive target for, and potentially vulnerable to, cyberattacks, hacking, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), denial-of-service attacks and other attacks and similar disruptions from the unauthorized use of or access to our IT systems. In addition, various third parties, including franchisees, team members, contractors or others with whom we do business may attempt to circumvent our security measures in order to obtain such information or inadvertently cause a breach involving such information. Any significant compromise or breach of our data security, whether external or internal, or misuse of PII and/or other confidential information may result in significant costs, litigation and regulatory enforcement actions and, therefore, may have a material adverse impact on our business, results of operations or financial condition.
While we have implemented information security systems and processes (including engagement of third-party security services) to protect against unauthorized access to or use of secured data and to prevent data loss and theft, the techniques used to obtain unauthorized, improper, or illegal access to our IT systems are constantly evolving, may be difficult to detect quickly, and may not be recognized until after they have been launched. Unauthorized parties have in the past attempted, and may in the future attempt, to gain access to our IT security systems through various means. Such efforts may be state-sponsored and supported by significant financial and technological resources (such as evolving artificial intelligence tools), making them even more difficult to detect and prevent. As a result, there can be no assurance that the protections deployed by us will always be successful. In addition, certain of our confidential information, including information regarding our customers, may be gathered, processed, and or/stored through, or on, the networks or other systems of third-party vendors or service providers whom we have engaged. While we endeavor to conduct due diligence on those third parties regarding their data security and protection policies and procedures, and the methods they use to safeguard such information, we ultimately do not, and are unable to, manage or control those third parties’ efforts to safeguard against data security breaches or misuse of data, or data loss or theft, that may involve our confidential information or the confidential information of our customers. We maintain private liability insurance intended to help mitigate the financial risks of such incidents, but there can be no guarantee that insurance will be sufficient to cover all losses related to such incidents, and our exposure resulting from any serious unauthorized access to, or use of, secured data, or serious data loss or theft, could far exceed the limits of our insurance coverage for such events. Further, a significant compromise of PII and/or other confidential information could result in regulatory penalties and harm our reputation with our customers and others, potentially resulting in a material adverse effect on our business, results of operations or financial condition.
The regulatory environment related to information security, data collection and use, and consumer privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. For example, the TCPA imposes specific requirements relating to contacting individuals using technology such as telephones, mobile devices, and text messages. TCPA violations can result in significant financial penalties, which can be enforced through private litigation — including class actions — or by state authorities. Compliance with changes in consumer privacy and information security laws may result in significant expense due to increased investment in technology, the development of new operational processes and oversight. Failure to comply with these laws subjects us to potential regulatory enforcement activity, fines, private litigation including class actions, and other costs. We also have data privacy and security-related contractual obligations, and a privacy breach or failure to comply with these contractual obligations or applicable privacy and information security laws could have a material adverse effect on our reputation, business, results of operations or financial condition.
If our IT systems or certain third-party IT systems are impaired or we otherwise lose the ability to utilize these IT systems, our business could be interrupted, our reputation could be harmed and we may experience lost revenues and increased costs and expenses, any of which could have a material adverse impact on our business, results of operations and financial condition.
We rely on our IT systems and certain third-party IT systems to carry out our in-store and e-commerce customer lease decisioning process and to process lease and retail transactions with our customers, including tracking and processing lease payments on merchandise, processing retail transactions and lease or credit applications, and other important functions of our business. Failures of our systems, such as “bugs”, crashes, internet failures and outages, operator errors, cybersecurity attacks or other catastrophic events, could seriously impair our ability to operate our business, and our business continuity and contingency plans related to such IT failures may not be adequate to prevent that type of serious impairment. If our IT systems or certain third-party IT systems are impaired, our business (and that of our franchisees) could be interrupted, our reputation could be harmed, we may experience lost revenues or sales, including due to an interruption to our data-enabled customer lease decisioning and lease renewal and collection functions, and we could experience increased costs and expenses to remediate the problem. As we centralize our operations in connection with the Mergers, the risks and potential unfavorable impacts of systems failures will become more significant, and there can be no assurances that we can successfully mitigate such heightened risks.
Risks Related to Operations and Strategy
We face many operational challenges which could have a material adverse effect on our overall results of operations.
Our businesses and the industries in which we operate are subject to a number of operational challenges. For example, due to an increasing supply of electronics and retail strategies that involve frequent price-lowering sales and using certain electronics as “loss leaders” to increase customer traffic in stores, there is significant price-based competition or “commoditization” of electronics, particularly for televisions. Continued commoditization of electronics and other product categories, including appliances and furniture, is expected to continue with increasing frequency.
In addition, our business has a decentralized, high fixed cost operating model due to, among other factors, the significant labor demands related to our selling and lease renewal and collections functions, the costs associated with our last-mile delivery, and our fulfillment centers and related logistics functions. That model may result in negative operating leverage in a declining revenue environment, as we may not be able to reduce or “deleverage” those fixed costs in proportion to any reduction in the revenues of our business, if at all, and our failure to do so may adversely affect our overall results of operations.
Our supply chain function may suffer adverse financial consequences related to the decreases we have experienced, and may continue to experience, in the volume of merchandise we purchase from third-party suppliers, due to, among other factors, store closures, declining sales of merchandise to franchisees, and lower lease volumes. Those consequences may include, for example, smaller discounts from our vendors or the elimination of discount programs previously offered to us, which may have an adverse impact on our results of operations. Declining merchandise purchase volumes previously caused us to rationalize and consolidate vendors for certain product categories, and further rationalizing and consolidating could lead to disruptions to our supply chain, including delivery delays or unavailability of certain types of merchandise for our stores and our franchisees’ stores.
We have experienced and may continue to experience increases in the costs we incur to purchase certain merchandise that we offer for sale or lease to our customers, due to tariffs, increases in prices for certain commodities, supply chain disruptions, increased shipping costs and inventory shortages. We have limited or no control over many of these operational forces on our costs. In addition, we may not be able to recover all or even a portion of such cost increases by increasing our merchandise prices, fees, or otherwise, and even if we are able to increase merchandise prices or fees, those cost increases to our customers could result in the customers curtailing entering into sales and lease ownership agreements for the types of merchandise we offer, or entering into agreements that generate less revenue for us, resulting in lower revenues and profits.
If we are unable to successfully address these operational challenges, our overall business, results of operations or financial condition may be materially and adversely affected.
Our competitors could impede our ability to attract new customers or cause current customers to cease doing business with us, either of which could have a material adverse effect on our business, results of operations or financial condition.
The LTO industry in which we operate is highly competitive. We face competition from national, regional and local operators of direct-to-consumer LTO stores and websites, virtual LTO and rent-to-rent companies, Buy Now, Pay Later companies, traditional and e-commerce retailers (including many that offer layaway programs, point of sale financing, or other lending options), traditional and online sellers of used merchandise, and various types of consumer finance companies that may enable our customers to shop at traditional or online retailers, as well as with rental stores that do not offer their customers a purchase option. We also compete with retail stores for customers desiring to purchase merchandise for cash or on credit. Many of our competitors may have significantly greater financial and operating resources, greater name recognition in certain markets and more developed products and services, which may allow them to offer a larger selection of products and more competitive prices. Some competitors may also be willing to offer competing products on an unprofitable basis in an effort to gain market share, which could compel us to match their pricing strategy or lose business. In addition, some of our competitors may be willing to lease certain types of products that we will not agree to lease, enter into customer leases that have services, as opposed to goods, as a significant portion of the lease value, or engage in other practices related to pricing, compliance, and other areas that we will not, in an effort to gain market share at our expense. This increasingly competitive environment may result in a reduced ability to attract new customers or LTO customers curtailing entering into sales and lease ownership agreements for the types of merchandise we offer, entering into agreements that generate less revenue for us or entering into lease agreements with our competitors, all of which could have a material adverse effect on our business, results of operations or financial condition.
A failure to successfully execute our strategic priorities may have a material adverse effect on our business, results of operations or financial condition.
Our strategic priorities include a number of key initiatives intended to, among other things, increase customer traffic to our stores and digital channels, expand the e-commerce capabilities in both of our businesses, grow our franchise network, optimize costs and streamline organizational efficiencies. There is no guarantee that these initiatives will be successful. For example, we may not be successful in our attempts to attract new customers to our brand, develop the technology needed to further enhance our customers’ experiences with us, or align our store footprint with market opportunities due to an inability to secure new store corporate or franchise locations, or otherwise.
Our e-commerce platforms are a significant component of our strategic plan and we believe they will drive future growth of both segments. However, to promote our products and services and allow customers to transact online and reach new customers, we must effectively maintain, improve and grow our e-commerce platforms and digital acquisition channels. While we believe our aarons.com e-commerce platform currently is superior to those of our traditional LTO competitors, many of the traditional, virtual and “big-box” retailers and other companies with whom we compete have more robust e-commerce platforms and logistics networks than ours, and have more resources to dedicate to improving and growing their e-commerce platforms. In addition, although we continue to make improvements to our BrandsMart e-commerce platform, we may not have the same e-commerce platforms and logistics as our larger nationwide competitors. For both our businesses, there can be no assurance that we will be able to effectively compete against those companies’ e-commerce platforms and logistics networks, or maintain, improve or grow our e-commerce platform in a profitable manner. Even if e-commerce traffic grows, conversion rates and order economics may not improve as expected due to checkout friction, assortment gaps, delivery cost inflation, or promotional intensity.
There can be no guarantee that our strategic priorities, and our current or future business improvement initiatives related thereto, will yield the results we currently anticipate (or results that will exceed those that might be obtained under prior or other strategies). We may fail to successfully execute on one or more elements of our strategic priorities, even if we successfully implement one or more other components. In addition, the estimated costs and charges associated with these initiatives may vary materially and adversely based upon various factors. We have previously incurred, and expect to continue to incur, restructuring and related charges in connection with cost optimization and footprint rationalization initiatives.
If we cannot address these challenges successfully, or overcome other critical obstacles that may emerge as we continue to pursue our current strategy, it may adversely impact our business, results of operations or financial condition.
We could lose our access to third-party data sources, including, for example, those sources that provide us with data that we use as inputs into our centralized decisioning tools, which could cause us competitive harm and have a material adverse effect on our business, results of operations or financial condition.
Our businesses are heavily dependent on data provided by third-party providers such as customer attribute data provided by external sources, including for use as inputs in our centralized decisioning tools. Our centralized decisioning tools rely on these third-party data providers for data inputs that are a critical part of our centralized decisioning processes. Our data providers could experience outages or otherwise stop providing data, provide untimely, incorrect or incomplete data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, regulatory concerns or for competitive reasons. We could also become subject to increased legislative, regulatory or judicial restrictions or mandates on the collection, disclosure, retention or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our business, and our centralized decisioning processes in particular, would be negatively impacted, which could have a material adverse effect on our business, results of operations or financial condition. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.
We must successfully order and manage our inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or our revenue and profitability will be adversely affected.
The success of our businesses depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot always accurately predict consumer preferences and they may change over time. We must order certain types of merchandise, such as electronics, well in advance of seasonal increases in customer demand for those products. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise, our customers’ product preferences or our customers’ leasing or buying habits, our revenue may decline significantly, and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, our level of profitability and success in the LTO business depends on our ability to successfully re-lease or sell our inventory of merchandise that is returned by customers that are unwilling or unable to continue making their lease renewal payments, or otherwise.

Our proprietary algorithms and customer lease decisioning tools used to approve customers depend, in part, on customer behavior and unexpected changes in such behavior could cause such algorithms and decisioning tools to no longer be indicative of our customers’ ability to perform under their lease agreements with us.
We assume behavior and attributes observed for prior customers, among other factors, are indicative of performance by future customers. Unexpected changes in behavior caused by macroeconomic conditions, including, for example, persistent inflationary pressures, strained consumer liquidity, increases in unemployment levels, changes in immigration policies, availability of alternative products or other factors could lead to increased incidence and costs related to lease merchandise write-offs. In addition, uncertain macroeconomic conditions such as these may lead to declines in discretionary spending levels and disproportionately negatively impact the customers we serve. As a result, our lease decisioning process has required, and may in the future require, frequent adjustments (including tightening) and the application of greater management judgment in the interpretation and adjustment of the results produced by our decisioning tools and we may be unable to accurately predict and respond to the impact of changes to consumer behaviors, which in turn may limit our ability to manage risk, avoid lease merchandise write-offs and result in our accounts receivable allowance being insufficient.
Risks Related to the LTO Industry
The transactions offered to consumers by our LTO business may be negatively characterized by consumer advocacy groups, the media and certain government agencies and, if those negative characterizations become increasingly accepted by consumers, demand for our services and the transactions we offer could decrease and our business, results of operations or financial condition could be materially and adversely affected.
The subprime financial market from time to time becomes subject to enhanced scrutiny by consumer advocacy groups, the media and certain government agencies. This scrutiny is generally focused on the total cost to a consumer to acquire an item, which is often alleged to be higher than the interest typically charged by banks or similar lending institutions to consumers with better credit histories. This “cost-of-rental” amount, which is generally defined as the amount paid for lease ownership in excess of the “retail” price of the goods, is from time to time characterized as predatory or abusive without discussing the benefits associated with our LTO programs or the lack of viable alternatives for our customers’ needs.
Although we strongly disagree with these characterizations, if the negative characterization of these types of LTO transactions becomes increasingly accepted by consumers, demand for our products and services could significantly decrease, which could have a material adverse effect on our business, results of operations or financial condition. Additionally, if the negative characterization of these types of transactions is accepted by regulators and legislators, we could become subject to more restrictive laws and regulations and more stringent enforcement of existing laws and regulations, any of which could have a material adverse effect on our business, results of operations or financial condition. The vast expansion and reach of technology, including social media platforms, has increased the risk that our reputation could be significantly impacted by these negative characterizations in a relatively short amount of time. If we are unable to quickly and effectively respond to such characterizations, we may experience declines in customer loyalty and traffic, which could have a material adverse effect on our business, results of operations or financial condition. Additionally, any failure by our competitors, including smaller, regional competitors, or our franchisees, for example, to comply with the laws and regulations applicable to the traditional and/or e-commerce models, or any actions by those competitors that are challenged by consumers, advocacy groups, the media or governmental agencies or entities as being abusive or predatory could result in our business being mischaracterized, by implication, as engaging in similar unlawful or inappropriate activities or business practices, merely because we operate in the same general industries as such competitors.
Risks Related to Our Business Franchisees
We may engage in, or be subject to, litigation with our franchisees.
Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with the franchisees of our Aaron’s Business. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure documents, including claims based on financial information contained in those documents. Engaging in such litigation may be costly, time-consuming and may distract management and materially adversely affect our relationships with franchisees. Any negative outcome of these or any other claims could materially adversely affect our business, results of operations or financial condition and may damage our reputation and brand. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.
Operational and other failures by our franchisees may adversely impact us.
Qualified franchisees who conform to our standards and requirements are important to the overall success of our Aaron’s Business. Our franchisees, however, are independent businesses and not team members, and consequently we cannot and do not control them to the same extent as our company-operated stores. Our franchisees may fail in key areas, or experience significant business or financial difficulties, which could slow our growth, reduce our franchise revenues, damage our reputation, expose us to regulatory enforcement actions or private litigation and/or cause us to incur additional costs. If our franchisees experience business or financial difficulties, including, for example, in connection with uncertain macroeconomic conditions, the slowing of consumer demand, labor shortages, and/or supply chain disruptions, we could suffer a loss of franchisee fees, royalties, and revenues and profits derived from our sales of merchandise to franchisees, and could suffer write-downs of outstanding receivables those franchisees owe us if they fail to make those payments to us. If we fail to adequately mitigate any such future losses, our business, results of operations or financial condition could be adversely impacted.
We are subject to laws that regulate franchisor-franchisee relationships. Our ability to enforce our rights against our franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.
As a franchisor, we are subject to regulation by the FTC, state laws and certain Canadian provincial laws regulating the offer and sale of franchises. Our failure to comply with applicable franchise regulations could cause us to lose franchise fees and ongoing royalty revenues. Moreover, state and provincial laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees or enforce contractual duties or rights we believe we have with respect to our franchisees.
General Risks
The geographic concentration of our store locations may have an adverse impact on our financial performance due to economic downturns and severe weather events in regions where we have a high concentration of stores.
The concentration of our stores in certain regions or limited markets may expose us to increased risk of adverse economic developments compared to a more geographically diverse store portfolio. In addition, our store operators are subject to the effects of adverse acts of nature, such as winter storms, hurricanes, hail storms, strong winds, extreme heat, earthquakes, wild fires and tornadoes. Such events have previously caused flooding and other damage in geographic areas where we have a large presence. In addition to the occurrence of natural disasters, acts of violence, terrorism or civil unrest could result in physical damage to our properties (some of which may be excluded from insurance coverage), the temporary closure of stores or distributions centers and/or temporary disruptions to our business. Such events may, depending upon their location and severity, unfavorably impact our business continuity.
Our current insurance program may expose us to unexpected costs, including casualty and accident-related self-insured losses, and negatively affect our financial performance.
Our insurance coverage is subject to deductibles, self-insured retentions, limits of liability, policy exclusions and the related terms and conditions underlying such policies, and similar provisions that we believe are prudent based on our overall operations. We may incur certain types of losses that we cannot insure or which we believe are not economically reasonable to insure, such as theft, damage or destruction of merchandise that is on-lease to our customers and not in our possession, and pandemic diseases. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative cost trends in the insurance market, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a portion of expected losses under our workers’ compensation, general liability, and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these self-insured losses, including potential increases in medical and indemnity costs, could result in significantly different expenses than expected under these programs, which could have an unfavorable effect on our financial condition and results of operations. Although we continue to maintain insurance for certain types of catastrophic events, including property loss and cybersecurity incidents, we are self-insured for losses up to the amount of our deductibles and self-insured retentions.
We are subject to sales, income and other taxes, which can vary by jurisdiction and be difficult and complex to calculate due to the nature of our business. A failure to correctly calculate and pay such taxes could result in substantial tax liabilities and a material adverse effect on our results of operations.
The application of indirect taxes, such as sales tax, is a complex issue. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the e-commerce industry and, therefore, in many cases it is not clear how existing statutes apply to us. In addition, governments are increasingly looking for ways to increase revenues, which has resulted in evolving interpretations of existing tax laws, discussions about tax reform and other legislative actions to increase tax revenues, including through indirect taxes. This also could result in other adverse changes in interpretations of existing sales, income and other tax regulations. For example, from time to time, some taxing authorities in the United States have notified us that they believe we owe them certain taxes imposed on transactions with our customers. Although these notifications have not resulted in material tax liabilities to date, there is a risk that one or more jurisdictions may be successful in the future, which could have a material adverse effect on our results of operations.
Employee misconduct could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny, and reputational harm.
Our reputation is critical to maintaining and developing relationships with our existing and potential customers and third parties with whom we do business. There is a risk that our team members could engage in misconduct that adversely affects our reputation and business, or fail to follow our compliance policies and procedures related to business operations, including with respect to lease originations and lease renewal and collections. For example, if one of our team members engages in discrimination or harassment in the workplace, or if an employee were to engage in, or be accused of engaging in, illegal or suspicious activities including fraud or theft of our customers’ information, we could suffer direct losses from the activity and, in addition, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships and ability to attract future customers. Employee misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform team members of applicable rules or to detect violations of such rules. The precautions that we take to prevent, detect, and remediate misconduct may not be effective in all cases. Misconduct by our team members who are directly or indirectly associated with our business, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.
Risks Relating to the Combined Organization after Consummation of the Mergers
The combined organization may be unable to successfully integrate the businesses of CCFI and Aaron’s and realize the anticipated benefits of the Mergers.
The success of the Mergers will depend, in part, on the combined organization’s ability to successfully combine the businesses of Katapult, CCFI and Aaron’s, which currently operate as independent companies, and realize the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Mergers. After consummation of the Mergers, the combined organization will have significantly more systems, assets, investments, businesses, customers and employees than each company did prior to the Mergers. If the combined organization is unable to achieve anticipated benefits within the anticipated time frame, or at all, the anticipated benefits may not be realized fully, or at all, or may take longer to realize than expected and the value of its common stock may be harmed. Additionally, as a result of the Mergers, rating agencies may take negative actions against the combined organization’s credit ratings, which may increase the combined organization’s financing costs, including in connection with any financing of the Mergers.
The Mergers involve the integration of CCFI and Aaron’s businesses with Katapult’s existing business, which is a complex, costly and time-consuming process. Management of each company will be required to devote a significant amount of time and attention to the integration process before the Mergers are consummated. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:
•
the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or more of the companies as a result of the devotion of management’s attention to the Mergers;

•
integrating the companies’ operations and corporate functions;

•
integrating the companies’ technologies, networks and customer service platforms;

•
integrating and unifying the product offerings and services available to customers;

•
creating, implementing and executing a unified business strategy, and operational, financial and managerial control with respect to the combined organization;

•
maintaining employee morale, and attracting, motivating and retaining management personnel and other key employees;

•
maintaining existing relationships and agreements with customers, providers, programmers and other vendors and avoiding delays in entering into new agreements with prospective customers, providers and vendors and attracting new business and operational relationships;

•
the possibility of faulty assumptions underlying expectations regarding the integration process;

•
addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•
coordinating programming and marketing efforts;

•
coordinating geographically dispersed organizations;

•
integrating information, purchasing, provisioning, accounting, finance, sales, billing, payroll, reporting and regulatory compliance systems;

•
consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures, and policies; and

•
managing a significantly larger company than before the consummation of the Mergers.

Many of these factors will be outside of the combined organization’s control and any one of them could result in delays, increased costs, decreases in the amount of expected revenues, and diversion of management’s time and energy, which could materially affect the combined organization’s financial position, results of operations and cash flows.
Katapult, CCFI and Aaron’s have operated, and until consummation of the Mergers will continue to operate, independently. Katapult, CCFI and Aaron’s are currently permitted to conduct only limited planning for the integration of the three companies following the Mergers and have not yet determined the exact nature of how the businesses and operations of the three companies will be combined after the Mergers. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized.

Katapult stockholders will have a significantly reduced ownership and voting interest after the Mergers and will exercise significantly less influence over the policies of the combined organization than they now have on the policies of Katapult.
Katapult stockholders presently have the right to vote in the election of the Katapult Board and on other matters affecting Katapult. Immediately after the Mergers are consummated, it is expected that current Katapult stockholders will own approximately 6% of the combined organization’s common stock outstanding.
As a result, current Katapult stockholders will have less influence on the policies of the combined organization than they now have on the policies of Katapult.
The future results of the combined organization may be adversely impacted if the combined organization does not effectively manage its expanded operations following the consummation of the Mergers.
Following the consummation of the Mergers, the size of the combined organization’s business will be significantly larger than the current size of Katapult’s, CCFI’s and Aaron’s respective businesses. The combined organization’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement operational, managerial, financial and strategic initiatives that address not only the integration of three independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined organization will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Mergers.
Failure by Katapult, CCFI and Aaron’s to successfully execute their respective business strategy and objectives may materially adversely affect the future results of the combined organization and, consequently, the market value of the combined organization’s Common Stock.
The success of the Mergers will depend, in part, on the ability of Katapult to successfully execute its business strategy, including the development and delivery of new products that respond to the evolving product requirements of Katapult’s customers. Furthermore, Katapult’s business strategy, operations, and plans for growth and expansion rely significantly on agreements with service providers and other third parties. Katapult’s ability to provide financing solutions to its customers depends in large part upon its ability to maintain these agreements with service providers and third parties, and upon the performance of the obligations under the agreements by the service providers and third parties. The termination of, or the failure to renew, these agreements could have a material adverse effect on Katapult’s consolidated financial statements and interfere with its business strategy, operations, and plans for growth. If Katapult is not able to achieve its business strategy on a timely basis, or otherwise fails to perform in accordance with CCFI, Aaron’s (or Katapult’s) expectations, the anticipated benefits of the Mergers may not be realized fully or at all, and the Mergers may materially adversely affect the results of operations, financial condition and prospects of the combined organization, and, consequently, the market value of the combined organization’s common stock.
The success of the Mergers will also depend, in part, on the ability of CCFI and Aaron’s to successfully execute their business strategies. If CCFI or Aaron’s is not able to achieve their business strategies on a timely basis, or otherwise fails to perform in accordance with its expectations, the anticipated benefits of the Mergers may not be realized fully or at all, and the Mergers may materially adversely affect the results of operations, financial condition and prospects of the combined organization, and, consequently, the market value of the combined organization’s common stock.
If the combined organization fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
Following the Mergers, the combined organization will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of NASDAQ. The Sarbanes-Oxley Act requires, among other things, that the combined organization maintain effective disclosure controls and procedures and internal control over financial reporting. The combined organization must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As private companies, CCFI and Aaron’s are not currently required to test its internal controls within a specified period. This will require that the combined organization incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined organization may experience difficulty in meeting these reporting requirements in a timely manner.
In addition to the matters described above in the context of CCFI and Aaron’s being private companies, the combined organization may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined organization’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the combined organization is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined organization may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.
If the combined organization is unable to maintain effective disclosure controls and procedures, its business, financial position and results of operations could be adversely affected.
If the Mergers are completed, the combined organization will continue to be subject to the periodic reporting requirements of the Exchange Act. The combined organization will need to design its disclosure controls and procedures to reasonably assure that information the combined organization must disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any disclosure controls and procedures or other internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in the combined organization’s control system, misstatements due to error or fraud may occur and not be detected.
The unaudited pro forma condensed combined financial information and related notes in this proxy statement/prospectus are presented for illustrative purposes only and do not purport to represent what the combined organization’s actual results of operations or financial position would be following the Transactions.
The unaudited pro forma condensed combined financial information and related notes present the financial information of CCFI, adjusted to give effect to the Transactions (as defined in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”) to the extent not yet reflected in CCFI’s historical financial information. The unaudited pro forma condensed combined balance sheet is presented as if the Transactions had occurred on December 31, 2025, and the unaudited condensed combined statement of operations for the year ended December 31, 2025 is presented to give effect to the Transactions as if they occurred on January 1, 2025. The historical consolidated financial statements of CCFI, Aaron’s and Katapult have been adjusted to depict the accounting for the Transactions in accordance with U.S. GAAP. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. All adjustments are preliminary and subject to change.
The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the combined organization’s actual results of operations or financial position would have been had the Transactions been completed on the dates indicated above, nor are they necessarily indicative of the combined organization’s future results of operations or financial position for any future period. The pro forma adjustments, which are described in the accompanying notes, are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Transactions will differ from the pro forma adjustments, and it is possible the differences may be material. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information of Katapult Holdings, Inc.” of this proxy statement/prospectus for more information.
Katapult’s, CCFI’s and Aaron’s financial forecasts are based on various assumptions that may not prove to be correct.
The financial forecasts, including the synergies, set forth in the section entitled “Certain Unaudited Prospective Financial Information” are based on assumptions of, and information available to, Katapult, CCFI and Aaron’s at the time they were prepared and provided to the Katapult Board, along with its financial advisors. Katapult, CCFI and Aaron’s does not know whether such assumptions will prove correct. Any or all of such forecasts may turn out to be wrong. Such forecasts can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Katapult’s, CCFI’s and Aaron’s control. Many factors discussed in, or in documents incorporated by reference into, this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Note Regarding Forward-Looking Statements,” will be important in determining Katapult’s, CCFI’s, Aaron’s and the combined organization’s future results. As a result of these contingencies, actual future results may vary materially from Katapult’s, CCFI’s and Aaron’s forecasts.
In view of these uncertainties, the inclusion of Katapult’s, CCFI’s and Aaron’s financial forecasts in this proxy statement/prospectus is not and should not be viewed as a representation that the forecast results will be achieved. Further, any forward-looking statement speaks only as of the date on which it is made, and Katapult, CCFI and Aaron’s undertake no obligation, other than as required by applicable law, to update the financial forecasts herein to reflect events or circumstances after the date those financial forecasts were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. Moreover, neither Katapult’s, CCFI’s or Aaron’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to Katapult’s, CCFI’s and Aaron’s unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof.
Uncertainties associated with the Mergers may cause a loss of management personnel and other key employees, and Katapult, CCFI and Aaron’s may have difficulty attracting, motivating and retaining management personnel and other key employees, which could adversely affect the future business and operations of the combined organization.
Katapult, CCFI and Aaron’s are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The combined organization’s success after the consummation of the Mergers will depend in part upon the ability of Katapult, CCFI and Aaron’s to attract, motivate, and retain key management personnel and other key employees. Prior to the consummation of the Mergers, current and prospective employees of Katapult, CCFI and Aaron’s may experience uncertainty about their roles within the combined organization following the consummation of the Mergers, which may have an adverse effect on the ability of each of Katapult, CCFI and Aaron’s to attract, motivate, or retain management personnel and other key employees. In addition, no assurance can be given that the combined organization will be able to attract, motivate, or retain management personnel and other key employees of Katapult, CCFI and Aaron’s to the same extent that Katapult, CCFI and Aaron’s have previously been able to attract or retain their own employees.
The combined organization is expected to incur substantial expenses related to the consummation of the Mergers and the integration of Katapult, CCFI and Aaron’s.
The combined organization is expected to incur substantial expenses in connection with the consummation of the Mergers and the integration of Katapult, CCFI and Aaron’s. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing, and benefits. Many of these costs will be non-recurring expenses related to the Mergers (including any financing of the Mergers), facilities, and systems consolidation costs. The combined organization may incur additional costs to retain employees and/or maintain employee morale and to attract, motivate, or retain management personnel and other key employees. Katapult, CCFI and Aaron’s will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the Mergers, rating agencies may take negative actions with regard to the combined organization’s credit ratings, which may increase the combined organization’s financing costs, including in connection with any financing of the Mergers. These incremental transaction and merger-related costs may exceed the savings the combined organization expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term, and in the event there are material unanticipated costs.
The combined organization’s indebtedness may limit its flexibility and increase its borrowing costs.
As of December 31, 2025, Katapult had approximately $      million of outstanding indebtedness, CCFI had approximately $      of outstanding indebtedness and Aaron’s had approximately $      of outstanding indebtedness. The combined organization’s consolidated indebtedness may have the effect of, among other things, increasing borrowing costs. In addition, the amount of cash required to service the indebtedness levels will be greater than the amount of cash flows required to service the indebtedness of Katapult, CCFI, and Aaron’s individually prior to consummation of the Mergers. The level of indebtedness could also reduce dividend payments, share repurchases, and other activities and may create competitive disadvantages relative to other companies with lower debt levels. The combined organization may be required to raise additional financing for working capital, capital expenditures, acquisitions, or other general corporate purposes. The combined organization’s ability to arrange additional financing or refinancing will depend on, among other factors, its financial condition and performance, as well as prevailing market conditions, the terms of third-party debt financing incurred in connection with the consummation of the Mergers (if any), and other factors beyond its control. There can be no assurance that the combined organization will be able to obtain additional financing or arrange refinancing on terms acceptable to it or at all, and any such failure could materially adversely affect its operations and financial condition.
The market price of the combined organization’s common stock may be affected by factors different from those that are currently affecting or have historically affected the price of Katapult’s Common Stock.
Upon consummation of the Mergers, CCFI unitholders and Aaron’s stockholders will be holders of Katapult Common Stock. As the businesses of Katapult, CCFI and Aaron’s are different, the results of operations, as well as the price of the combined organization’s common stock, may in the future be affected by factors different from those factors affecting Katapult, CCFI and Aaron’s as independent stand-alone companies. The combined organization will face additional risks and uncertainties that Katapult, CCFI and Aaron’s may not currently be exposed to as independent companies.

MARKET PRICE AND DIVIDEND INFORMATION
Katapult
Market Price and Ticker Symbol
Katapult Common Stock is currently listed on NASDAQ under the symbol “KPLT”.
The closing price of Katapult Common Stock on December 11, 2025, the last trading day before announcement of the execution of the Merger Agreement, was $6.20. As of       , 2026, the most recent practicable trading day before the date of this proxy statement/prospectus, the closing price of Katapult Common Stock was $       .
Holders
As of January 20, 2026, there were approximately 4,750,258 shares of Katapult Common Stock, 35,000 shares of Series A Convertible Preferred Stock and 30,000 shares of Series B Convertible Preferred Stock outstanding, and there were 151 holders of record of Katapult Common Stock and one holder of record of Katapult Convertible Preferred Stock. If the Hawthorn Preferred Stock Exchange is consummated, the Katapult Convertible Preferred Stock will cease to be outstanding prior to consummation of the Mergers. For detailed information regarding the beneficial ownership of certain stockholders of Katapult upon consummation of the Mergers, see the section titled “Principal Stockholders of Katapult” in this proxy statement/prospectus.
Dividend Policy
Katapult has not paid any cash dividends on Katapult Common Stock to date and does not intend to pay any cash dividends prior to the completion of the Mergers. The payment of cash dividends in the future will be dependent upon Katapult’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Mergers. The payment of any cash dividends subsequent to the Mergers will be within the discretion of the Katapult Board at such time.
Holders of Katapult Convertible Preferred Stock are entitled to receive dividends, as described in the section titled “Description of Katapult’s Securities — Preferred Stock — Dividends” in this proxy statement/prospectus. Katapult has not paid any cash dividends on the Katapult Convertible Preferred Stock to date and does not intend to pay any cash dividends prior to the completion of the Mergers or the Hawthorn Preferred Stock Exchange.
CCFI
There is no public market for CCFI Units.
Aaron’s
There is no public market for Aaron’s Common Stock.

KATAPULT’S BUSINESS
In this section, references to “we,” “our,” “us”, “our company”, “the company” and “Katapult” in this section refer to Katapult Holdings, Inc. and its subsidiaries.
Company Overview
We are a technology driven LTO platform that integrates with omnichannel retailers and e-commerce platforms to power the purchasing of everyday durable goods by underserved U.S. nonprime customers. We were founded and incorporated in Delaware in 2012. We primarily operate within the virtual LTO market, which is estimated to have a total addressable market opportunity of $50 – 60 billion. We operate exclusively in the U.S. and our platform is available for use by consumers in 46 states and the District of Columbia. Based on our 2025 gross originations, we believe that we currently capture less than    % market share.
An LTO transaction is a flexible alternative for consumers to obtain and enjoy merchandise with no long-term obligation. Goods are leased in exchange for a weekly, bi-weekly, semi-monthly or monthly payment, and customers have the option to purchase or return the items at any point during the duration of the lease-purchase agreement. These goods are available immediately to our customers upon the consummation of their lease-purchase agreement with Katapult. Our LTO platform offers consumers, particularly those with nonprime credit, an alternative path to ownership compared with traditional financing, which may not be accessible to them due to credit or other financial constraints. Many durable goods are eligible for lease-to-own, including home furnishings, automotive goods, computers, electronics, and appliances, among others.
We are mission-driven and focused on providing underserved, nonprime consumers, with a simple, quick, transparent and fair pathway to acquiring the durable goods they need, when they need them. We believe that seeing the good in people is good for business, humanizing the way underserved, non-prime customers are able to acquire the durable goods they need with payment solutions based on fairness and dignity. By valuing the potential in individual consumers and treating them with the dignity they deserve, we believe we are creating a more inclusive economy that can better meet the needs of nonprime consumers.
For customers, our process is built to be simple, fast, and transparent. Our platform is based on a quick three-step application and a fully automated approval process that generates a decision in five seconds or less, on average. Our terms are flexible and transparent and we never charge our customers late fees. Katapult’s lease-to-own platform is differentiated from traditional installment loans, credit cards, and buy now, pay later options and we believe it can meet the needs of nonprime consumers in a way that traditional options cannot. Customers benefit from no long-term obligations, the flexibility to terminate their lease at any time without penalty, and they are only responsible for any outstanding balance up to the return date. Payment plans are convenient and tailored to suit individual needs. Our flexible terms include renewal periods of varying durations, including 12- and 18-months, and we also offer special pricing for early lease-purchase options (buyouts) within 90 days. In addition, based on our commitment to fairness and our customer-centric approach, Katapult does not increase the cash price of leased items and does not charge late or non-sufficient funds fees (“NSF fees”). We believe these principles distinguish our offering from many of our competitors. We believe we provide an affordable path to leasing or purchasing the durable goods that non-prime customers need at a total cost of ownership that is lower than many competing lease-to-own products or other financing options that are available to them.
For merchants, our LTO solution provides access to a new customer base that historically has not qualified for traditional prime financing. By helping merchants reach this customer segment, we believe we deliver incremental sales to merchants and lower their customer acquisition costs. Ultimately, we believe merchants that work with us and reach this underserved customer segment see higher retail conversion and greater marketing spend efficiency.
Currently, we offer four channels by which consumers can access our platform, and these products are our primary customer acquisition channels. These options are: direct integration, waterfall integration, mobile app and text-to-checkout. Some merchants can be accessed through more than one of our four acquisition channels. A direct integration is when we integrate with a merchant’s digital point of sale (“POS”) system to facilitate online transactions via Application Programming Interfaces or through third-party plug-ins such as Shopify, Magento and BigCommerce, among others. This option allows consumers to select a Katapult lease transaction as their method of payment at checkout. Our waterfall integration product allows us to partner with waterfall financing platforms. In a waterfall transaction, the potential customer completes a credit application, which then flows from the prime lender to other financing and lease-purchase options automatically. If our lease offer is the best match for the potential customer credit profile it will be presented to the consumer at the point of sale. If the consumer decides to accept our offer, they can utilize a Katapult lease to pay for their durable goods purchase at checkout. Both our direct and waterfall options involve some integration support from direct merchant partners. We refer to merchants with whom we have a contractual arrangement to provide either a direct integration or a waterfall integration as “direct merchants”.
In late 2022, we launched the Katapult mobile app, which includes a feature called Katapult Pay® (“KPay”) that allows consumers to leverage our virtual credit card technology to shop with a variety of durable goods merchants featured in our app marketplace. This option does not require integration support from merchants and the consumer interaction begins and ends in the Katapult app. With the launch of this feature, customers can start and complete lease originations within our ecosystem. This functionality has allowed Katapult to create its app marketplace, where customers can go to shop with more than 250 merchants that have either a direct or waterfall integration with Katapult or that are available for checkout via KPay. We refer to merchants that are available for checkout via KPay as “KPay enabled merchants”.
Finally, we also offer an in-store POS integration option called text-to-checkout, which simplifies the in-store leasing experience for consumers while allowing Katapult to retain control of the customer journey and ensure adherence to regulatory requirements.

(1)
The total cost a customer may pay in connection with our lease-purchase transaction depends on certain factors, including, but not limited to: (1) total cost limitations, which vary across states and generally range between 2.0 – 2.75 times, depending on the duration of the renewal periods, the cash price, referred to as the Lease Multiple, (2) the maximum length of the renewal periods (typically 12 – 18 months), (3) whether the early purchase option is exercised, and (4) whether the customer exercises its right to terminate the lease, without penalty if current, thereby ending additional renewal payment obligations. In general, during the first 90 days, our customers have the ability to purchase the good for the cash price of the item plus 5% and any applicable fees (including initial fees, where applicable) and taxes. After 90 days, but prior to reaching the maximum renewal term, the customer may exercise the purchase option at a discount on the remaining lease renewal payments (typically 55 – 65% of the remaining renewal payments).

(2)
Customers may renew through the maximum term at which point they will have paid approximately two times the cash price to own the item. Customers have the option to terminate the lease at any time with no penalty or further obligation (other than the lease cost already incurred). Upon termination, the customer must return the durable good that had been leased, which can be returned to us or the merchant if within the merchant’s return period. Lease-purchase transactions, unlike credit or a loan, are not subject to variable interest rates and do not include finance charges.

Our Strategy
Our strategy supports our mission to enable consumers to get the durable goods they need when they need them and connect retailers with a growing base of engaged and loyal consumers. To achieve this, we are focused on the following initiatives:
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Merchant Engagement:   Within this initiative, we are focused on building new, and retaining existing, relationships with merchants and waterfall finance companies by continuing to enhance our innovative integrated products. We believe we have significant opportunity to grow gross origination volumes by increasing our transaction volume with merchants we currently work with and others that have yet to adopt our solution.

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Consumer Engagement:   We are focused on using our app marketplace and disciplined marketing strategies to increase engagement with existing and potential customers, by growing our conversion and repeat purchase rates. Our app marketplace allows consumers to originate leases with merchants through direct or waterfall integrations on merchant websites within the Katapult marketplace using KPay. Since we launched the app in late 2022, transactions that were completed using KPay have grown to represent    % of our total gross originations for the year ended December 31, 2025. Approximately    % of our 2025 gross originations started in our mobile app, and the customer subsequently completed its transaction either through Kpay, a direct transaction on a merchant’s website or a waterfall transaction. We intend to continue to thoughtfully expand the breadth of merchants available in our marketplace as we continue to transform our Katapult app marketplace into a shopping destination. We believe this will allow us to grow gross originations even if merchants are not able to immediately integrate our LTO solution into their payment flows.

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Partnerships:   We intend to enter new partnerships that deliver new customers, increase brand awareness and customer loyalty and enhance our product offering while requiring minimal technical investment. We believe we can leverage our technology to help partners monetize their customer bases and help Katapult grow gross originations and revenue.

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Unlock the power of our financial model:   We are focused on maintaining fiscal discipline that enables us to invest in our growth opportunities while generating profitable growth. We do not incur costs associated with buying, storing and shipping inventory, which eliminates inventory risk. Over time as transaction volume grows, we are positioned to achieve operating leverage because our model is primarily driven by a technology platform that does not require significant increases in operating overhead to support sales growth. As we achieve revenue growth, we believe we can maintain and create operational efficiencies that will allow us to expand our operating margins, enhance profitability and grow cash and cash equivalents.

Operating Segment
We have one operating segment under which we report our total financial and operating performance.
Operations
We believe our LTO offerings are distinguished by the following core capabilities:
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Advanced underwriting.   Katapult’s proprietary technology enables frictionless underwriting with minimal customer inputs (seven required fields) and real-time decision-making (five seconds or less). There are no credit checks or requirements for bank account or payroll data.

Our proprietary, end-to-end technology platform has been designed and built to handle high volumes of data from e-commerce transactions. The system is non-FICO based, relying on internally developed scoring and analytics to identify appropriate customers for our LTO offering. Our behavioral learning-based risk models are designed to effectively price risk and provide customized recommendations. The platform considers data beyond traditional credit scores, such as lease history, behavioral biometrics and mobile device information to predict repayment ability, and leverages this with real-time response data.
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Market-leading customer experience and service.   Our customer experience is grounded in transparency, respect and fairness. We have built a large and growing customer base of engaged and loyal customers who value the LTO product we offer and the way we treat our customers. We believe our customer-centric model fosters trust and customer retention. We offer hardship programs, flexible repayment options and fair terms to meet the needs of customers throughout the United States. Our net promoter score (“NPS”) and our repeat purchase rate, defined as the percentage of in-quarter originations from existing customers were              and    % respectively, as of December 31, 2025. NPS is a score that measures the likelihood of users to recommend a company’s products or services to others, and ranges from a low of negative 100 to high of positive 100, and benchmark scores can vary significantly by industry. A score greater than zero represents a company having more promoters than detractors.
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Proprietary technology that powers our scalable platform.   Technology is at the core of everything we do — from simplifying the customer experience, to driving repeat transactions, to launching innovative new products that benefit our merchants and customers, to managing risk. We are an e-commerce solution for customers and we believe we are the only non-prime customer lease-purchase platform focused on e-commerce. We offer a fully-digital, seamless and differentiated platform driven by proprietary technology and risk models that have been developed over several years. We utilize modern, cutting-edge technology including sophisticated behavioral machine learning models and cloud-based computing designed to offer a seamless digital customer experience on the front end as well as continually evolving real-time decision engine on the back end.

Our proprietary technology drives the Katapult app and KPay by giving us the unique ability to quickly and reliably differentiate between leasable and non-leasable items in a customer’s cart without a direct or waterfall integration with a merchant.
Our technology also creates many benefits for our merchant-partners. The process to integrate our direct and waterfall options is quick and easy and can be completed within as few as two days. In addition, we provide merchants with insightful analytics that help them understand payment activities and performance associated with non-prime applications. The platform also offers other key insights into customers’ shopping habits to help merchants optimize customer conversion and customer acquisition costs.
Our technology platform supports our advanced underwriting as well as our integration capabilities, decisioning, payment collection and other Katapult systems that allow us to achieve operational efficiencies and that we believe will drive economies of scale as we continue to grow.
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Marketing focused on enhancing the lifetime value of our customer base.   As we continue to focus on growing our customer base, we have begun to strategically invest in marketing campaigns and initiatives. Currently, we promote our product primarily through digital marketing channels. Our efforts are focused on driving more traffic to the Katapult app, which we believe we can convert to new lease transactions. Our campaign content focuses on the strength of our product offering, including its ease-of-use, convenience and transparency, as well as our competitive pricing and access to a variety of durable goods sold by leading retailers. We believe there is a large untapped consumer base that could benefit from our LTO offering but are unfamiliar with our brand. Based on this we expect to continue scaling our marketing strategy while monitoring the return-on-investment (ROI) of our spending. We will do this by testing and learning from marketing campaigns before scaling our investment.

Our largest merchant partner is Wayfair, Inc. (“Wayfair”). We have an agreement with Wayfair Inc., dated November 24, 2020, (the “Wayfair Agreement”) whereby we provide Wayfair customers with lease-purchase options for certain Wayfair products directly on Wayfair’s customer website. Wayfair represented     % and 36% of our gross originations for the years ended December 31, 2025 and 2024, respectively through the Wayfair Agreement.1 The Wayfair Agreement continues for successive two-year terms and may be terminated by either party at any time and for any reason provided that the terminating party provides written notice sixty days prior to the date of termination. The Wayfair Agreement does not prohibit Wayfair from offering lease-to-own options from our competitors. The Wayfair Agreement allows us to benefit from Wayfair’s broad range of product offerings and market ourselves to a larger audience of customers who may seek alternative payment options.

1
Wayfair gross originations exclude transactions through KPay and only include transactions directly through Wayfair’s waterfall platform.

As of December 31, 2025, we have integrated our leasing solution with more than        merchants and we offer customers the ability to shop with more than        merchants through our Katapult marketplace powered by KPay. Our top ten merchants in the aggregate represented approximately    % and 78% of our total gross originations for the years ended December 31, 2025 and 2024, respectively.
Industry Overview and Competition
According to a 2024 report from the Financial Health Network (“FHN”) approximately 70% of Americans consider themselves to be either financially vulnerable or financially coping. These measurements are based on responses to eight financial health survey questions. A numerical value is assigned to each of the possible responses of the eight financial health survey questions. The responses to these questions are used to calculate a FinHealth Score, which ranges from 0 to 100. Those with scores between 0 and 39 are considered “Financially Vulnerable,” consumers and those with scores ranging between 40 and 79 are defined as “Financially Coping.”
In this same FHN report, 53% report that their spending is higher than their income and only 44% report having enough savings to cover 3 or more months of living expenses. In addition, only 29% report having a prime credit score. The lease-to-own industry provides this large base of underserved consumers with an opportunity to economically acquire durable goods that they may not have otherwise had the resources to obtain.
We compete with LTO platforms, point of sale financing companies, and various types of consumer finance companies that may enable consumers to shop at traditional or online retailers.
Seasonality
We experience seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, our revenue is strongest during the first quarter. This is primarily due to historically higher gross originations during the fourth quarter holiday season. Our first quarter revenue is also impacted because our customers receive federal and state income tax refunds in this period, which historically has led to our customers more frequently exercising the early purchase option on their existing lease agreements or purchasing durable goods during the first quarter of the year. Adverse events that occur during these months could have a disproportionate effect on our financial results for the year.
Employees and Human Capital Resources
At Katapult, our people are our most valuable resource and critical to our success. We believe in an open and collaborative work environment which drives employee accountability and ownership in their performance and development. Our executive management team creates a culture and environment focused on high employee engagement and performance. The Compensation Committee of our board of directors is engaged in the oversight of our employees and compensation practices, and receives regular updates from management on progress and developments, and our executive management team and the Compensation Committee receive regular reports on progress against our people goals.
As of December 31, 2025, we had        employees located in the United States. We also engage consultants and contractors to supplement our permanent workforce. We have never experienced any work stoppages and maintain good working relationships with our employees. None of our employees are subject to a collective bargaining agreement or are represented by a labor union at this time.
Our proprietary technology platform is essential to our core operations. In order to build these proprietary, innovative and secure products, we place a significant emphasis on identifying and employing talented and driven technology-focused professionals and engineers.
We offer competitive compensation and benefits to attract and retain top talent. Our total compensation packages generally include market-competitive salary, bonus, sales commissions and equity awards. As a remote-first company, we are able to attract highly skilled and experienced employees from a broad geographic landscape and offer market competitive compensation packages. At least annually, we review our compensation practices internally and with the assistance of a third-party compensation consultant.

Regulatory
Government Regulation
Our operations are governed by the requirements of numerous federal and state laws, and by the agencies that interpret and enforce those laws. This summary is not intended to be a complete summary of the laws referred to below or of all the laws regulating our operations.
There are currently 46 states, plus the District of Columbia, that have enacted lease-purchase statutes which set forth core requirements for our personal property lease-purchase transactions. These laws dictate our obligations with regard to consumer disclosures, pricing maximums, fees, and marketing, among other requirements. These laws may change, or the agencies charged with overseeing these laws may issue future guidance on the interpretation of these laws that is new, unforeseen, or otherwise conflicts with our current practices. Violations of these state lease-purchase laws can result in material penalties. We are unable to predict the nature or effect on our operations or earnings of unknown future legislation, regulations, agency interpretations and guidance, or judicial or administrative decisions concerning the laws governing our operations, and there can be no assurance that future laws, regulations, interpretations or decisions will not have a material adverse effect on our results of operations, financial condition and earnings.
We are also required to be licensed in certain states in order to engage in lease-purchase transactions. While we hold required licenses, such licensing requirements could unexpectedly change which in turn could impact our results of operations, financial condition and earnings.
Regarding federal law, at the present time, no federal law specifically regulates the core lease-purchase transaction we offer. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) does not regulate leases with terms of less than 90 days. Katapult’s lease-purchase transactions carry terms of, at most, month-to-month, and therefore are less than 90 days, such that the transactions do not fall within the transactions specifically covered by Dodd-Frank. These issues notwithstanding, various aspects of our business are governed by federal laws and regulations. For example, the FTC oversees business practices that are unfair, deceptive or fraudulent to consumers, including within the lease-purchase industry. As such, we seek to ensure that we comply with FTC rules and regulations relating to our operations and we pursue compliance management practices to do so; however, any violation of such rules or regulations could have a material adverse impact on our results of operations, financial condition and earnings.
Also, state and federal regulatory authorities, including state attorneys general offices, state agencies such as the California Department of Financial Protection and Innovation, and the FTC, are increasingly focused on the consumer financial marketplace and personal property leasing, generally. At any time, these agencies could initiate new investigations or otherwise take action that could result in significant adverse changes in the regulatory landscape for the lease-purchase industry in which we operate. We cannot predict whether any state attorneys general, state consumer protection agency, or federal regulatory agency will direct investigations or regulatory initiatives towards us or our industry in the future, or what the impact of any such future action(s) might be.
In the ordinary course of our business, we collect, store, transfer and otherwise process personal data, including sensitive personal data. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, rules, guidance and standards related to data privacy and security. Such obligations may include, without limitation, the Federal Trade Commission Act, the Telephone Consumer Protection Act of 1991 and the California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020 (collectively “CCPA”).
The CCPA is an example of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance. The CCPA imposes obligations on covered businesses to provide certain disclosures related to a business’s collection, use and disclosure of personal data and gives California residents the right to, among other things, request disclosure of personal data collected about them and whether that data has been sold to others, request deletion of personal data (subject to certain exceptions), opt out of the sale of their personal data and not be discriminated against for exercising these rights. The CCPA provides for civil penalties and a private right of action for data breaches which may include an award of statutory damages. A number of other U.S. states also have enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. Certain state laws and regulations may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. There are also discussions in Congress, from time-to-time, of new federal data privacy and security laws to which we may become subject if they are enacted. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal data has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Furthermore, U.S. federal and state consumer protection laws require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.
As a company, we seek to ensure that all employees act in a legal, ethical and dignified manner and carry out the company’s business consistent with such standards and consistent with the laws discussed above. See the section titled “Risk Factors” in this proxy statement/prospectus for additional information about the laws and regulations to which we are, or may become subject and about the risks to our business associated with such laws and regulations.
Intellectual Property
Intellectual property and proprietary rights are important to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in the United States, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. However, these laws, agreements, and procedures provide only limited protection. As of December 31, 2025, we had           non-provisional patent application filed covering our KPay technology and we own three registered trademarks.
Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, reverse engineering, infringement, misappropriation or other violation of our intellectual property and proprietary technology and information, including by third parties who may use our intellectual property or proprietary technology or information to develop services that compete with ours.
See the section titled “Risk Factors” in this proxy statement/prospectus for a more comprehensive description of risks related to our intellectual property and proprietary rights.
Legal Proceedings
From time to time we may become involved in various legal proceedings. Refer to Commitments and Contingencies, Item 10 of the Notes to Consolidated Financial Statements included in the Katapult Consolidated Financial Statements section of this proxy statement/prospectus for a description of current legal proceedings.
Corporate Information
Our principal executive offices are located at Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024, and Katapult’s telephone number is (833) 528-2785. Our website address is www.katapult.com. Information contained on or accessible through our website is not a part of this proxy statement/prospectus, and the inclusion of our website address in this proxy statement/prospectus is an inactive textual reference only.
Available Information
We make available on our website, free of charge, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website our Code of Business Conduct and Ethics, our corporate governance principles, and the charters for the Audit, Compensation and Nominating and Corporate Governance Committees of our board of directors. The SEC maintains an internet site, www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

CCF HOLDINGS LLC’S BUSINESS
In this section, references to “we,” “our,” “us”, “our company” and “the company” in this section refer to CCF Holdings LLC.
Overview
We are an alternative consumer finance provider addressing the needs of unbanked and under-banked consumers in the United States. Formed in 2018, we succeeded to the business and operations of Community Choice Financial, Inc. As of December 31, 2025, we operated 1,593 retail locations across 25 states and were licensed to deliver similar financial services over the internet in 24 states. Through our network of retail locations and digital platforms, we provide customers a variety of financial products and services, including short-term unsecured, medium-term unsecured, and direct secured loans and other MSB and third-party services that address the specific needs of our individual customers.
Our business model is centered around delivering a diverse range of financial products and services designed to cater to the varying needs of our customers. Through our extensive network of retail locations and digital platforms, we combine innovative technology with personalized customer service to create a seamless borrowing experience. As part of our commitment to this mission, we comprise a diverse family of brands, each specifically designed to address distinct financial needs and preferences.
Our corporate offices are located at 2312 E. Trinity Mills Rd. Ste 100, Carrollton, TX 75006. Our telephone number is (800) 837-0381 and our website is www.ccfi.com. The information contained on or that can be accessed through CCFI’s website is not a part of or incorporated by reference into this proxy statement/prospectus.
Our Customers
We serve a large and growing demographic group of customers by providing services to help them manage their day-to-day financial needs. Our customers are primarily working-class, middle-income- individuals.
Our customers generally are underserved by the traditional banking system and choose alternative solutions to gain convenient and immediate access to cash through consumer loans, prepaid debit cards, money transfers, bill payments, insurance, and money orders. We believe that our customers use our financial services because they are quick, convenient and, in many instances, more affordable than available alternatives. Additionally, we provide them with a safe, welcoming environment to use our services.
Locations and Operations
An important part of our retail model is investing in and creating a premier brand presence, supported by a well-trained and motivated workforce. This strategy is aimed at enhancing customer experience, generating increased traffic and introducing our customers to our diverse set of products. We attribute our success to our innovative technology infrastructure, unique analytical models that assess loan performance and our strong focus on delivering outstanding customer service. We prioritize transparency and responsible lending practices, ensuring that our customers are well-informed about their options and obligations.
Our retail platform is a foundational component of our business strategy and a key driver of customer engagement, brand visibility, and operational performance. These retail locations serve as critical touchpoints for our customers, many of whom are underbanked and rely on our services for immediate financial needs. We typically locate our stores in highly visible and accessible locations, such as shopping centers and free-standing buildings in high-traffic shopping areas. Other nearby retailers typically include grocery stores, restaurants, drug stores and discount stores.

The following map illustrates the geography of our licensed or authorized operations as of December 31, 2025:

WA
MT
ND
MN
ME
OR
ID
SD
WI
NY
MI
RI
WY
PA
IA
NE
OH
DE
NV
UT
IL
IN
CO
WV
VA
KS
MO
KY
CA
NC
TN
OK
SC
AZ
NM
AR
MS
AL
GA
LA
TX
FL
AK
HI

Our family of brands includes:
•
TitleMax®

•
Speedy Ca$h®

•
Check$mart®

•
easymoney®

•
Community Choice Financial®

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California Check Cashing Stores®

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RapidCash®

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TitleBucks®

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Cash1®

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Check into Cash®

•
FirstVirginia®

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InstaLoan®

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Avio Credit®

•
Cash Central®

Operating Segment
We have one operating segment under which we report our total financial and operating performance.

Products and Services
We offer a diversified portfolio of consumer financial products designed to meet the evolving liquidity needs of underbanked and underserved individuals. Our core offerings include short-term unsecured, medium-term unsecured, and direct secured loans, which are accessible through our extensive network of retail locations and digital platforms.
In certain jurisdictions, we receive a fee to arrange loans between consumers and unaffiliated third-party lenders. In these arrangements, we earn service fees for facilitating such loans.
We also provide ancillary services, such as check cashing and also make available products and services from third parties, such as prepaid debit cards, money transfers, bill payment services, and seasonal tax preparation, and insurance products, further enhancing our value proposition to customers seeking convenient, one-stop financial solutions.
Our product offerings are driven by customer demand and specific regulations applicable to the markets in which we operate. Our revenue is primarily generated from:
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Fees and interest income associated with short-term unsecured, medium-term unsecured, and direct secured loans;

•
Service fees associated with arranged third-party loans; and

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Ancillary service fees from non-lending products.

Through our omnichannel delivery model — combining physical storefronts with online and mobile access — we serve a broad demographic while maintaining operational efficiency. We continuously evaluate our product mix and delivery channels in response to consumer demand, with a focus on maintaining compliance and optimizing profitability.
Our business is seasonal based on the liquidity and cash flow needs of our customers. Customers cash their tax refund checks primarily in the first calendar quarter of each year which may result in higher collections. We typically see our loan portfolio decline in the first quarter as a result of the consumer liquidity created through income tax refunds. Following the first quarter, we typically see our loan portfolio expand through the remainder of the year with the third and fourth quarters showing the strongest loan demand due to the holiday season.
Loan Products
Our loan products are authorized by statute or rule in the various states in which we offer them and are subject to extensive regulation. The scope of that regulation, including the terms on which consumer loans may be made, varies by jurisdiction. The states in which we offer loan products generally regulate the maximum allowable fees and other charges to consumers and the maximum amount, maturity and renewal or extension terms of these loans. Some of the states in which we operate impose limits on the number of loans a customer may have outstanding or on the amount of time that must pass between consumer loans. To comply with the laws and regulations of the states in which loan products are offered, the terms of our loan products vary from state to state, but generally include the following types:
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Short-Term Unsecured.   Short-term unsecured loans typically have a maturity up to 35 days and generally range in size from $50 to $500. The amount of the loan offered is typically dictated by state law and differs from state to state. We use proprietary underwriting criteria to determine the appropriate loan offer for an individual customer, which loan amount will never be less than the minimum or exceed the maximum allowed by state law. A short-term unsecured loan customer may receive cash proceeds, typically in exchange for a post-dated personal check or a pre-authorized debit from his or her bank account. We offer this product over the internet and in 873 of our 1,593 stores. We, as the lender, agree to defer deposit of the check or initiation of the debit from the customer’s bank account until the mutually agreed upon due date, which typically falls near the customer’s next payday. As of December 31, 2025, aggregate principal amounts of our short-term unsecured loans were $      million. Fees charged vary from state to state, generally ranging from $      to $      per $100 borrowed. Fees charged vary from state to state, generally ranging from $        to

$          per $100 borrowed. As of December 31, 2024, aggregate principal amounts of our short-term unsecured loans were $67.7 million. Fees charged vary from state to state, generally ranging from $15 to $20 per $100 borrowed. Fees charged vary from state to state, generally ranging from $          to $          per $100 borrowed.
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Medium-Term Unsecured.   In meeting our customers’ financial needs, we also offer unsecured medium-term loans. Principal amounts of unsecured medium-term products typically range from $50 to $6,000. The principal amount offered to the customer is determined by state law, which differs from state to state, and the amount for which the individual customer qualified based on that customer’s financial circumstances. These loans typically have maturities between 90 days and 48 months, although some are open-ended lines of credit. These loans vary in their structure in order to conform to the specific regulatory requirements of the various jurisdictions in which they are offered. Typically, they are structured as an installment repayment plan or provide for a line of credit with periodic monthly payments. We offer this product over the internet and in 663 of our 1,593 stores. Aggregate principal amounts of our medium-term unsecured loans were $      million as of December 31, 2025. Fees charged vary from state to state, generally ranging from    % to   % per month. Aggregate principal amounts of our medium-term unsecured loans were $91.8 million as of December 31, 2024. Fees charged vary from state to state, generally ranging from 20% to 40% per month. Fees charged vary from state to state, generally ranging from          % to          % per month.

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Direct secured loans.   Direct secured loans are asset-based loans whereby the customer obtains cash and grants a security interest in collateral, such as a motor vehicle title, which may be perfected as a lien on the collateral. Direct secured loans typically range from $750 to $5,000 with a maturity of 90 days to 48 months. Aggregate principal amounts of our direct secured loans were $      million as of December 31, 2025. Fees charged vary from state to state, generally ranging from   % to   % per month. Aggregate principal amounts of our direct secured loans were $519.2 million as of December 31, 2024. Fees charged vary from state to state, generally ranging from 10% to 15% per month. Fees charged vary from state to state, generally ranging from          % to          % per month.

As of December 31, 2025 and 2024, our gross receivables for short-term unsecured, medium-term unsecured and direct secured consumer loans at amortized cost were $      million and $715.4 million, respectively. We analyze the allowance for credit losses and provision for credit losses in order to determine whether our estimates of such allowance are adequate for each of our loan products. Our analysis is based on our understanding of our past loan loss experience, current economic conditions, volume and growth of our consumer loan portfolios, timing of maturity, as well as collections experience. Short-term and medium-term unsecured loans accounted for    % and 23.5% of our revenue for the year ended December 31, 2025 and 2024, respectively. Direct secured loans accounted for       % and 37.9% of our revenue for the year ended December 31, 2025 and 2024, respectively.
We have elected to apply the fair value option under ASC 825-10 to all medium-term secured and medium-term unsecured products, excluding line of credit and third-party lender products, originated after July 1, 2024. The fair values of these finance receivables are determined using a discounted cash flow methodology, using Level 3 inputs for which changes could significantly impact our fair value measurements. See the section titled “Risk Factors — CCFI records a portfolio of its loan receivables under the fair value option”. At December 31, 2025 and December 31, 2024, we had $    and $181.3 million of outstanding principal on finance receivables held at fair value, respectively. The determination of the fair value of these finance receivables involves unobservable inputs that can be highly subjective and may prove to be materially different than the actual economic value” in this proxy statement/prospectus for a more comprehensive description of risks related to our determination of fair value of these finance receivables.
Credit Services
We offer a fee-based credit service program to assist consumers in obtaining credit in certain markets through limited agency agreements with unaffiliated third-party lenders. The agreements govern the terms by which we refer customers to that lender, on a non-exclusive basis, for a possible extension of credit, process loan applications and commit to reimburse the lender for any loans or related fees that were not collected from such customers. For the year ended December 31, 2025, credit services fees were $      million and

accounted for      % of our revenue. For the year ended December 31, 2024, credit service fees were $517.4 million and accounted for 29.6% of our revenue.
Money Services Business (MSB) Transactions and Other Services
Our MSB services consist of check cashing, prepaid debit cards and other products and services. We offer check cashing services in 659 of our 1,593 stores. Prior to cashing a check, our customer service representatives verify the customer’s identification and enter the payee’s tax identification number and the payer’s bank account information in our internal, proprietary databases, which match these fields to prior transactions in order to mitigate our risk of loss. Subject to appropriate approvals, we accept all forms of checks, including payroll, government, tax refund, insurance, money order, cashiers’ and personal checks. For the year ended December 31, 2025, our check cashing fees were $          million and accounted for    % of our revenue. For the year ended December 31, 2024, our check cashing fees were $64.7 million and accounted for 3.7% of our revenue. We also offer access to reloadable prepaid debit cards that provide our customers with a convenient and secure method of accessing their funds in a manner that meets their individual needs. The cards are provided by GreenDot Bank and our stores serve as distribution points where customers can purchase cards as well as load funds onto and withdraw funds from their cards. Customers can elect to load check cashing proceeds on their cards without having to worry about security risks associated with carrying cash. The cards can be used where Visa® is accepted. These cards offer our customers the ability to direct deposit all or a portion of their payroll checks onto their cards, the ability to receive real-time wireless alerts for transactions and account balances, and the availability of in-store and online bill payment services. For the year ended December 31, 2025, aggregate prepaid debit card service fees were $     million and accounted for   % of our revenue. For the year ended December 31, 2024, aggregate prepaid debit card service fees were $9.5 million and accounted for 0.5% of our revenue. Other products and services offered through our stores include money transfer, bill payment, money orders, and insurance. Additionally, in certain states we provide customers with access to tax preparation services. These other products and services provide revenues and help drive additional traffic to our stores, resulting in increased volume across all of our product offerings. For the years ended December 31, 2025 and 2024, revenue from other products and services accounted for    % and 2.2% of our revenue respectively.
Advertising and Marketing
Our multi-faceted marketing programs are designed to build brand awareness, generate quality leads, convert leads into customers, and increase customer lifetime value. We enhance brand awareness by participating in local events, sponsoring events such as NASCAR race teams and speedways, and keeping our brick & mortar stores looking clean. We acquire new customers through a diversified acquisition program, which includes billboards, radio, TV commercials, paid search, organic search, programmatic display, social media, third-party lead generation, credit bureau prescreen offers, and referral programs. We retain, reactivate and cross-sell customers through various customer relationship management efforts, including direct mail, email, outbound phone calls, text messages, and through in-store and online promotions.
Employees and Training
As of December 31, 2025, we had 5,215 employees. We are committed to developing, maintaining, and growing effective training programs at all levels. All CCFI employees participate in formal training programs that vary based on position level, tenure, department and role. These programs may include content related to the following areas: customer service and account management, operational excellence, HR and compliance related topics (including but not limited to workplace harassment, ADA requirements, EEOC, and leadership competencies), state specific certifications for products & services, in-person and virtual instructor-led workshops and on-the-job learning.
Technology and Information Systems
We utilize centralized management information systems to support our customer service strategy and manage transaction risk, collections, internal controls, record keeping, compliance, and daily reporting functions. In retail store locations, our management system incorporates both commercial, off-the-shelf POS systems, as well as proprietary POS systems, customized to our specific requirements. Our POS systems are complemented by proprietary systems to enhance reporting and operational capabilities.
Our retail POS systems are licensed in all stores and record and monitor the details of every transaction, including the service type, amount, fees, employee, date/time, and actions taken, which allows us to provide our services in a standardized and efficient manner in compliance with applicable regulations. Transaction data is recorded in our accounting system daily.
We operate a wide area data communications network for our stores that has reduced customer waiting times, increased reliability and has allowed the implementation of new service enhancements. Each store runs Windows operating systems with a four to ten PC network that is connected to our corporate headquarters using a SD-WAN solution.
Our online lending operations are handled through proprietary and commercial software that gives customers a consistent experience online. The software records lending transactions, handles customer reporting, and facilitates the analysis and management of our loan portfolio.
Our corporate infrastructure and retail and online systems are multi-cloud, multi-region in both Amazon Web Services and Microsoft Azure for redundancy and high availability. We no longer operate on-premise or co-location data centers. Data is replicated between the cloud regions and to our primary analytical data warehouse hosted on Microsoft Azure. This maximizes the availability of centralized systems, optimizes up-time for store operations, and eliminates our corporate office as a single point of failure in case of disaster. We maintain and test a comprehensive disaster recovery plan for all critical information systems.
We have developed an analytical data warehouse, an advanced data intelligence platform, and advanced reporting and analytical capabilities, including extensive use of machine learning, to continue to improve our risk management and operational decision making.
Our strategic focus around information security was developed with a comprehensive layered security approach containing preventative and detective controls that are continuously monitored and updated by advanced security systems and highly skilled and dedicated security personnel 24x7x365.
Collections
Collection efforts are performed by a centralized collections center, enabling maximum efficiency and ensuring the application of standardized procedures and controls. Collection practices comply with, as applicable, federal regulations, state regulations, and industry best practices set forth by the trade associations of which we are members. Depending upon the product, initial collection efforts are coordinated between the internal collection division and the retail location originating the loans. As the receivable ages, collection responsibility shifts solely to the centralized collections center wherein collectors attempt to resolve the account by communicating with consumers via telephone calls and electronic communications. If recovery efforts prove unsuccessful, the obligation may be sent to a third-party collections agency, sold, or, with respect to secured loans, we may attempt repossession on the applicable collateral securing such loans. All recovery vendors undergo extensive initial and ongoing diligence and oversight.
Security
The safety and security of our team members is a top organizational priority and a critical component of our operational strategy. Our retail footprint includes both secured floor plan locations — featuring bullet — resistant glass and mantrap entry systems — and open floor plan stores, each equipped with layered security infrastructure. These measures can include time-delay safes, Fireking safes, smart safes, maglocks, intrusion detection systems, panic buttons, and silent alarms to ensure rapid response capabilities. All locations are monitored by multiple security cameras with remote access functionality. We also invest in ongoing training programs focused on field security protocols to reinforce a culture of safety and preparedness across our operations.
Certain store locations are required to maintain significant cash reserves to support operational needs. This exposes us to risks of cash shortages due to theft — both internal and external — as well as employee errors. We have implemented comprehensive loss prevention and security protocols to mitigate these risks and safeguard our assets and personnel. However, despite these measures, the complete elimination of such risks is not achievable. In the year ended December 31, 2025 and 2024, our annual uncollected cash shortages from employee errors and from theft were, in the aggregate, less than   % and 0.2% of revenue, respectively.
We have robust systems in place that enable daily monitoring of cash positions across our store network, allowing management to promptly detect and address any discrepancies. To further strengthen oversight, field leadership and several corporate departments conduct unannounced, randomized audits of store-level cash and inventory. Stores that operate in higher volume cash handling use the services of an armored transport service whereas our low volume cash stores make daily deposits at a traditional bank. These measures reflect our commitment to operational integrity and risk management.
Competition
The non-bank, financial services industry is highly competitive. The principal competitive factors are location and/or internet presence, customer service, fees, interest rates and the transparency of those fees and interest rates, convenience, range of services offered, speed of service and confidentiality. With respect to our lending business, we compete with mono-line lending businesses, multi-line alternative financial service providers, pawn shops, banks, credit unions, offshore lenders, lenders utilizing a Native American sovereign nation lending model, one-state model lenders, and state licensed lenders. With respect to our check cashing business, we compete with other check cashers, multi-line alternative financial service providers, grocery stores, convenience stores, banks, credit unions, and any other retailer that cashes checks, sells money orders, provides money transfer services or offers other similar financial services, including some big-box retailers. Some retailers cash checks without charging a fee under limited circumstances, generally with the expectation of retail sales of their wares.
Regulation and Compliance
The products and services offered by or through our indirect subsidiaries are subject to extensive state, federal and local regulation. The regulation of the consumer financial services industry is intended primarily to protect consumers, detect illicit activity involving the use of cash, as well as provide operational guidelines to standardize business practices. State regulations commonly address allowable fees and charges related to consumer loan products, maximum loan duration and amounts, the number of simultaneous or consecutive loans, required waiting periods between loans, loan extensions and refinancings, required repayment plans for borrowers claiming inability to repay loans, security for loans and payment mechanisms, licensing, disclosures, reporting and documentation requirements, and in certain jurisdictions, database reporting and loan utilization information.
We are subject to federal and state regulations that require disclosure of the principal terms of each transaction to every customer, prohibit misleading advertising, protect against discriminatory practices, and prohibit unfair, deceptive and abusive practices. Statutory and regulatory legal requirements are constantly changing as new laws and regulations are introduced and adopted, and existing laws and regulations are repealed, amended, modified and reinterpreted. We regularly work with authorities, both directly and through our active memberships in industry trade associations, to support our industry and to promote the development of laws and regulations that are equitable to businesses and consumers alike. We maintain legal and compliance departments to monitor new laws and regulations introduced at the federal, state, and local level and existing regulations as they are repealed, amended, and modified. We place a strong emphasis from the top down on the importance of compliance. This includes regular training programs for our board of managers, compliance committee members, as well as all employees.
We manage our compliance risk through two tiers of compliance oversight designed to address the risks of non-compliance and of consumer harm. The first tier is a board-level compliance committee. This committee regularly receives reports from the second tier of compliance oversight, the management-level compliance committee. The board-level committee approves compliance policies, directs compliance audits, sets required companywide compliance training requirements, and receives information surrounding high-risk compliance matters. The management-level compliance committee is responsible for, among other things, overseeing compliance activities conducted within the Company, overseeing the execution of corrective action plans designed to remedy identified deficiencies, and execution of compliance related policies and programs. The management-level compliance committee receives regular reports from high level management employees who bring together knowledge from their respective areas of expertise and are responsible for reviewing various compliance reports, assessing compliance risks, implementing corrective action plans designed to continuously improve business processes, and review and referral of compliance related policies and programs to the board-level compliance committees.
In addition to the two levels of compliance risk oversight, we also have a compliance department that is responsible for the development, execution, and governance of our enterprise-wide compliance management system which includes elements of governance and compliance oversight; compliance control testing; and corrective action. The compliance department provides dedicated subject matter expertise and program development in risk areas such as consumer protection, privacy, data security, and anti-money laundering; and provides dedicated resources to support specific business and operational areas in designing compliance risk mitigation strategies. Within the compliance department, we also maintain an internal compliance monitoring function which evaluates adherence to compliance standards by the subsidiaries that conduct retail and internet operations and is inclusive of applicable federal and state laws and regulations as well as internal policies and procedures. The compliance monitoring process includes conducting periodic unannounced examinations of our subsidiaries’ retail locations, and reviewing customer files and reports to evaluate compliance with specific federal and state legal and regulatory requirements. The compliance monitoring function also monitors customer facing communications, and various other corporate processes to detect and assist management in addressing compliance risks inherent in those types of activities.
As part of the internal compliance monitoring program, results are reported to management to identify potential compliance issues and the need for further training. In addition, compliance monitoring results are also reported to the management-level compliance committee. The results of compliance monitoring and state examinations are reviewed and determinations are made regarding whether to make changes to software systems, operations, or marketing. Detected deficiencies requiring an operational change are provided to the appropriate person to be implemented as soon as is practicable to ensure improved future compliance performance.
We also have a multi-function consumer protection division to handle sensitive customer situations including but not limited to complaints, disputes, privacy issues, identity theft, deceased, etc. These cases are documented, resolved, and reported to management.
We have allocated appropriate resources to proactively address regulation and compliance as we have grown and added new or modified products and services.
U.S. Federal Regulation
The U.S. federal government and its respective agencies possess significant regulatory authority over consumer financial services. The body of laws to which we are subject has a significant impact on our operations. As a result, the political philosophies and decisions of the current administration’s officials in charge of the various federal agencies, could result in changes in federal policy with meaningful impacts on the regulatory framework of the consumer financial services industry. The extent, timing, and economic and political effects of any possible changes that may affect the consumer financial services industry remain uncertain, and it is possible that such uncertainty may adversely affect us in the future.
Dodd-Frank Act and FTC Act.   In 2010, the U.S. Congress passed the Dodd-Frank Act. Title X of this legislation created the CFPB. The CFPB became operational in July 2011. Title X grants the CFPB broad rulemaking, supervisory, and enforcement powers with regard to consumer financial services. Title X of the Dodd-Frank Act also contains so-called “UDAAP” provisions declaring unlawful “unfair,” “deceptive,” and “abusive” acts and practices in connection with the delivery of consumer financial services and giving the CFPB the power to enforce UDAAP prohibitions and to adopt UDAAP rules defining unlawful acts and practices. Additionally, the FTC Act prohibits “unfair” and “deceptive” acts and practices and gives the FTC enforcement authority to prevent and redress violations of this prohibition. The FTC and the CFPB also regulate the advertising, marketing, and practices related to the origination and servicing of financial products and services.

CFPB 2017 Payday Rule.   In October 2017, the CFPB issued the 2017 Payday Rule, which was subsequently revised in February 2019, June 2019, and July 2020, to address issues related to the revocation of the mandatory underwriting provisions and delaying the compliance dates for certain provisions in the 2017 Payday Rule. After these changes, the 2017 Payday Rule would impose certain obligations and limitations associated with the origination and servicing of covered transactions, including the payment provisions of the 2017 Payday Rule. Under these payment provisions, a lender generally must give the consumer at least three business days’ advance notice before attempting to collect payment by accessing a consumer’s checking, savings, or prepaid account. The notice must include information such as the date of the payment request, payment channel and payment amount (broken down by principal, interest, fees, and other charges), as well as additional notification for “unusual attempts,” such as when the payment is for a different amount than the regular payment, initiated on a date other than the date of a regularly scheduled payment or initiated in a different channel than the immediately preceding payment attempt. The 2017 Payday Rule was challenged by several lenders and industry trade groups, which led to protracted litigation.
After resolution of several court challenges to the 2017 Payday Rule, including substantive provisions and the constitutionality of the CFPB, on July 3, 2024, certain industry trade groups filed a petition for a rehearing with the Fifth Circuit en banc. After the Fifth Circuit decided not to grant the rehearing, the 2017 Payday Rule went into effect on March 30, 2025. However, just prior to the effective date of the rule, on March 28, 2025, the CFPB issued a press release indicating that it “will not prioritize enforcement or supervision actions with regard to any penalties or fines associated with the Payment Withdrawal provisions and the Payment Disclosure provisions once they become operative on March 30, 2025.” The CFPB also indicated that it would be considering issuing new rulemaking to possibly narrow the scope of the rule. At this time, we do not believe that the implementation of the 2017 Payday Rule will have a material impact on our future operations or financial condition. Although if the CFPB reverses course and elects to prioritize enforcement of the remaining provisions of the 2017 Payday Rule before any revisions are made to the rules, and we are not able to effectively implement these required changes related to payment processing and customer notifications due to operational complexities, costs, or otherwise, our implementation of the 2017 Payday Rule could possibly have a material adverse impact on our operations, financial condition, and cash flows.
CFPB Supervision and Examination.   The CFPB has supervisory powers over many providers of consumer financial products and services, including explicit authority to examine (and require registration of) payday lenders. The CFPB released its Supervision and Examination Manual, which includes a section on Short-Term, Small-Dollar-Lending Procedures, and began field examinations of industry participants, including examinations of some of our subsidiaries, in 2012.
CFPB Enforcement.   In addition to the Dodd-Frank Act’s grant of rulemaking authority, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the Dodd-Frank Act’s UDAAP provisions and the CFPB’s own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations promulgated thereunder (such as the 2017 Payday Rule), the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease-and-desist orders available to the CFPB (and possibly also for the civil penalties available to the CFPB). Potentially, if the CFPB, the FTC or one or more state officials believe we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.
Other Consumer Lending Laws.   Our consumer lending is subject to TILA and its underlying regulations, known as Regulation Z, and the ECOA. These laws require us to provide certain disclosures to prospective borrowers and protect against unfair credit practices. The principal disclosures required under TILA are intended to promote the informed use of consumer credit. Under TILA, when acting as a lender, we are required to disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness. The ECOA prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age, and requires us to notify credit applicants of any adverse action taken on the individual’s credit application.
Consumer Reports and Information.   The use of consumer reports and other personal data used in credit underwriting is governed by the Fair Credit Reporting Act (“FCRA”) and similar state laws governing the use of consumer credit information. The FCRA establishes requirements that apply to the use of “consumer reports” and similar data, including certain notifications to consumers where their loan application has been denied because of information contained in their consumer report. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency.
Information-Sharing Laws.   We are also subject to the federal Fair and Accurate Credit Transactions Act, which limits the sharing of information for marketing purposes and requires us to adopt written procedures for detecting, preventing and responding appropriately to mitigate identity theft and to adopt various policies and procedures and provide training and materials that address the importance of protecting non-public personal information and aid us in detecting and responding to suspicious activity, including suspicious activity that may suggest a possible identity theft red flag, as appropriate.
Telephonic Communication and Marketing Laws.   Our telephonic communications, advertising, and marketing activities are subject to several federal laws and regulations, including the FTC Act, which prohibits unfair or deceptive acts or practices and false or misleading advertisements in all aspects of our business. As a financial services company, any advertisements related to our products must also comply with the advertising requirements set forth in TILA and must not violate the unfair, deceptive or abusive standards set forth in certain sections of the Dodd-Frank-Act and the FTC Act. We are also subject to the TCPA and the regulations of the Federal Communications Commission. The TCPA regulates the delivery of live and prerecorded telemarketing calls, non-marketing calls to cell phones through the use of an automated telephone dialing system, fax advertisements, and text messages. Pursuant to the TCPA, sellers are required to obtain the “prior express consent” or the “prior express written consent” from the recipient in order to make many of these types of communications and to properly manage any revocations of these consents. The TCPA also established a federal do-not-call registry with the Telemarketing Sales Rule. Due to the vagueness and lack of clarity related to several provisions under the TCPA, the number of lawsuits related to alleged TCPA violations has increased in the U.S. in recent years. While we maintain policies and procedures designed to comply with the TCPA, we may be subject to legal actions alleging violations of the TCPA. We will continue to implement such policies in our operations, but there is no guarantee that an adverse outcome in such matters would not have an adverse impact on us.
Our advertising and marketing activities are also subject to the CAN-SPAM Act of 2003, which establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to the source of content.
Protection of Military Members and Dependents.   Federal law also limits the annual percentage rate on certain loans made to active-duty members of the U.S. military, reservists and members of the National Guard and their immediate families. This 36% military annual percentage rate cap applies to a variety of loan products, including short-term loans. Therefore, due to these rate restrictions, we are unable to offer certain short-term consumer loans to active-duty military personnel, active reservists and members of the National Guard and their immediate dependents. Federal law also limits the annual percentage rate on existing loans when the consumer becomes an active-duty member of the military during the life of a loan, or the spouse or dependent of an active-duty member of the military during the life of the loan. Pursuant to federal law, the interest rate must be reduced to 6% per year on amounts outstanding during the time in which the service member is on active duty. We have implemented several layers of compliance processes and protections in our operations to ensure compliance with the Military Lending Act (“MLA”).
Funds Transfer and Signature Authentication Laws.   Our lending is also subject to the federal Electronic Funds Transfer Act and various other laws, rules and guidelines relating to the procedures and disclosures required in debiting or crediting a debtor’s bank account relating to a loan (i.e., ACH funds transfer). These rules and regulations protect consumers engaging in electronic fund transfers and contain restrictions, require disclosures, and provide consumers certain rights relating to electronic fund transfers, including requiring a written authorization, signed or similarly authenticated, in connection with certain debit transactions payable through recurring payments. In addition, our internet lending is subject to additional federal requirements with respect to electronic signatures under the Electronic Signatures in Global and National Commerce Act and similar state laws. These laws mandate that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures that are binding on the applicable consumer.
Debt Collection Practices.   While the federal Fair Debt Collection Practices Act (“FDCPA”) expressly excludes application of its provisions to creditors, we follow the underlying principles of consumer protections and fairness outlined in the FDCPA as a guide in conducting our collection activities.
Privacy and Security of Non-Public Customer Information.   We are also subject to various federal and state laws and regulations (including the CCPA) relating to privacy and data security. Under these laws, including the federal Gramm-Leach-Bliley Act and Regulation P, we must disclose to consumers our privacy policy and practices, including those policies relating to the sharing of consumers’ nonpublic personal information with third parties. This disclosure must be made to consumers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require us to ensure that our systems are designed to protect the confidentiality of consumers’ nonpublic personal information. These regulations also dictate certain actions that we must take to notify consumers if their personal information is disclosed in an unauthorized manner.
Anti-Money Laundering and Economic Sanctions.   We are also subject to certain provisions of the USA PATRIOT Act and the Bank Secrecy Act of 1970 (“BSA”), under which we must maintain an anti-money laundering compliance program covering certain of our business activities. Under regulations of the U.S. Department of the Treasury (the “Treasury Department”) adopted under BSA, we must report transactions involving currency in an amount greater than $10,000, and we must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. In general, every financial institution, including us, must report each deposit, withdrawal, exchange of currency or other payment or transfer, whether by, through or to the financial institution, which involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as single transactions if the financial institution has knowledge that the transactions are by, or on behalf of, any person and result in either cash in or cash out totaling more than $10,000 during any one business day. We rely on our POS system and employee-training programs to facilitate our compliance with these requirements.
The BSA also requires certain of our subsidiaries to register as a MSB with the Treasury Department. This registration is intended to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. Many of our subsidiaries are registered as an MSB with the Treasury Department and must re-register with the Financial Crimes Enforcement Network of the Treasury Department (“FinCEN”) every other year. We must also maintain a list of names and addresses of, and other information about, our locations and must make that list available to any requesting law enforcement agency (through FinCEN). That location list must be updated at least annually.
Federal anti-money-laundering laws make it a criminal offense to own or operate a money transmitting business without the appropriate state licenses, which we maintain where necessary. In addition, the USA PATRIOT Act of 2001 and its implementing federal regulations require us, as a “financial institution,” to establish and maintain an anti-money-laundering program. Such a program must include: (1) internal policies, procedures and controls designed to identify and report money laundering; (2) a designated compliance officer; (3) an ongoing employee-training-program; and (4) an independent audit function to test the program.
In addition, federal regulations require us to report suspicious transactions involving at least $2,000, or $1,000 for MSBs operating within certain specified zip codes near the U.S.-Mexico border, but not more than $10,000, to FinCEN. The regulations generally describe three classes of reportable suspicious transactions — one or more related transactions that the money services business knows, suspects, or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the BSA, or (3) appear to serve no business or lawful purpose. We rely on our POS system and employee-training programs to facilitate our compliance with these requirements.
The Office of Foreign Assets Control (“OFAC”) publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers, designated under programs that are not country-specific. Collectively, such individuals and companies are called “Specially Designated Nationals.” Their assets are blocked and we are generally prohibited from dealing with them.
Although we have policies and procedures in place that are designed to ensure that we, our employees, agents, and intermediaries comply with the BSA, anti-money-laundering laws, OFAC, and other similar laws and regulations, there can be no assurance that such policies or procedures will work effectively to protect us against liability for actions taken by our employees, agents, or intermediaries with respect to our business. In the event we believe, or have reason to believe, our employees, agents, or intermediaries have or may have violated applicable BSA laws in the jurisdiction in which we operate, we may be required to investigate or have a third party investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management.
If we are found to have violated the BSA, anti-money-laundering laws, OFAC, or other similar laws, we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse effect on our business, results of operations, financial condition, and relationships with regulators. Investigation of any potential or perceived violations of the BSA, anti-money-laundering laws, OFAC, or other similar laws by U.S. authorities could harm our reputation and could have a material adverse effect on our business, results of operations and financial condition.
U.S. State Regulation
The business of our subsidiaries is regulated under a variety of state enabling statutes, including laws regulating short-term loans, deferred presentment transactions, check cashing, money transmission, installment loans, secured loans, credit access businesses, and credit services organizations, among others. The scope of state regulation, including the fees and terms of our products and services, varies from state to state. Most states with laws that specifically regulate our products and services establish allowable fees and/or interest and other charges to consumers and establish minimum net worth or surety bonding requirements applicable to the entity to which the lending license is issued.
In addition, many states regulate the maximum amount of, minimum and maximum maturity of, and impose limits on the renewal or extension of consumer loans. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate. While the federal FDCPA does not typically apply to our collection activities, comparable, and in some cases more rigorous, state laws may apply to our collection-related activities.
In some states, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements and/or fee limits. We offer check cashing services in each of the states in which we operate that have licensing or fee regulations regarding check cashing. We are licensed in each of the states or jurisdictions in which a license or registration is currently required for us to operate as a check cashing company and/or money transmitter. To the extent these states have adopted ceilings on check cashing fees, those ceilings are in excess of or equal to the fees we charge for these services.
In Texas, we operate as a registered Credit Service Organization (“CSO”) and a licensed Credit Access Business (“CAB”). This CSO/CAB model is expressly authorized under Section 393 of the Texas Finance Code. As a CSO/CAB, we serve as an arranger for consumers to obtain credit from independent, third-party, non-bank consumer lending companies, and the CAB will guarantee the lender against certain defaults related to the underlying loans. Texas law subjects us to audit by the State’s Office of Consumer Credit Commissioner and requires us to provide expanded disclosures to customers regarding the credit services we provide.
In addition to federal laws imposing requirements on us relative to privacy and security of non-public customer information, our subsidiaries are subject to state laws imposing additional requirements. For example, the CCPA is applicable to entities serving or employing California residents. The CCPA is regarded as the most comprehensive consumer privacy law in the nation. The CCPA grants California residents’ certain rights regarding their personal information and imposes various data protection obligations on certain entities, including our subsidiaries conducting business in California.

In the event of serious or systemic violations of state law, we could be subject to a variety of regulatory sanctions and private lawsuits. These actions could include license suspension or revocation, orders or injunctive relief, including judicial or administrative orders providing for restitution or other affirmative relief, and statutory penalties and damages. Depending upon the nature and scope of any violation, statutory penalties and damages could include fines for each violation and/or payments to borrowers equal to a multiple of the fees we charge and, in some cases, the principal amount loaned as well.
Certain of our subsidiaries rely heavily on the use of lead generators or providers as a source of first-time-borrowers. Although these subsidiaries conduct regular compliance reviews of these lead generators or providers in order to ensure that each utilizes appropriate privacy and other disclosures to prospective borrowers as to how and where the prospective borrower’s personal, non-public information may be disclosed, several states and the CFPB have expressed concerns with lead generators and their compliance with applicable laws and regulations and the flow of nonpublic, private consumer information between lead generators and lead buyers. In addition, several states in which we operate substantially impair the ability to use lead generators, including the licensing and regulation of lead generators and their operations.
We intend to continue, together with others in the consumer loan industry, to inform and educate legislators and regulators and to oppose legislative or regulatory action that would prohibit or severely restrict our offering of consumer loans. Given the pressure exerted on state legislative bodies by the Pew Charitable Trust, the Center for Responsible Lending, and various organizations and media outlets, it is likely that increased regulatory pressure and legislative action will continue to occur to the detriment of all small-dollar, high-cost lenders, including us.
Local Regulation
In addition to state and federal laws and regulations, our industry is subject to various local rules, regulations, and ordinances. These local rules, regulations, and ordinances change and vary widely from city to city. Local jurisdictions’ efforts to restrict short-term lending have been steadily increasing. Typically, these local ordinances apply to storefront operations; however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on internet lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer lenders such as us could impact our business.

THE AARON’S COMPANY BUSINESS
In this section, references to “we,” “our,” “us”, “our company”, “the company” and “Aaron’s” in this section refer to Aaron’s Intermediate Holdco, Inc. and its subsidiaries.
Overview
Aaron’s is a technology-enabled omnichannel provider of lease-to-own and retail purchase solutions of furniture, electronics, appliances, and other home goods across its brands: Aaron’s, BrandsMart, and BrandsMart Leasing. Aaron’s offers a direct-to-consumer lease-to-own solution through its approximately 1,200 corporate-operated and franchised stores in 47 states and Canada, as well as its e-commerce platform. BrandsMart is one of the leading appliance retailers in the country with 11 retail stores in Florida and Georgia. BrandsMart Leasing offers lease-to-own solutions to customers of BrandsMart.
Take Private Transaction
On June 16, 2024, The Aaron’s Company, Inc. entered into an Agreement and Plan of Merger with IQVentures Holdings, LLC (“IQVentures”), the Company, and Polo Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of IQVentures (“Polo Merger Sub”), to consummate the acquisition of The Aaron’s Company, Inc. by IQVentures (the “2024 Merger”). The 2024 Merger was subject to shareholder approval which was obtained on September 25, 2024, and the 2024 Merger closed on October 3, 2024. Upon closing of the 2024 Merger, Polo Merger Sub was merged with and into The Aaron’s Company, Inc., with The Aaron’s Company, Inc. surviving the 2024 Merger as a wholly owned subsidiary of the Company. Immediately following the consummation of the 2024 Merger, IQVentures transferred one hundred percent (100%) of the equity interests in the Company to IQV Holdco, LLC (“IQV Holdco”) with the Company continuing as a subsidiary of IQV Holdco, with approximately 10.5% of the Company’s ownership interests apportioned to Aaron’s MIP Holdings, LLC (“Aaron’s MIP”), a management incentive plan entity adopted by the Company to align the interest of the Company’s management team with IQV Holdco (the “2024 Merger Post-Closing Transfer” and, together with the 2024 Merger, the “2024 Aaron’s Take Private”).
The acquisition of The Aaron’s Company, Inc. closed at a price of $10.10 per share in cash. Upon completion of the transaction, The Aaron’s Company’s common stock ceased trading and was delisted from the New York Stock Exchange.
Strategic Priorities
Our management team is committed to executing against the following strategic priorities to further transform and grow the overall business:
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Grow the Aaron’s Business Lease Portfolio Size — We are focused on expanding the size and value of the Aaron’s Business lease portfolio through a multi-faceted approach. Initiatives include increasing customer traffic to our stores and digital channels, refining our underwriting processes to ensure quality and efficiency, and deploying targeted retention programs to reduce churn. By optimizing these key factors, we aim to drive sustainable lease growth, enhance customer lifetime value, and further differentiate Aaron’s in the marketplace.

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Expand E-commerce Channels at both the Aaron’s Business and BrandsMart — Recognizing the evolving preferences of today’s consumer, we continue to invest in and expand our e-commerce capabilities across both the Aaron’s Business and BrandsMart. Efforts are underway to enhance the digital shopping experience by improving website navigation, streamlining the checkout process, and broadening our product assortment online. These initiatives are expected to increase conversion rates, expand our customer base, and support incremental revenue growth in our omnichannel platforms.

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Franchise Expansion — We see compelling opportunities for further growth by continuing to expand the Aaron’s Business footprint through franchise development. Our strategy encompasses supporting our current franchisees with new growth opportunities, as well as attracting new franchise partners in both existing and untapped markets. By leveraging our established brand, proven operating model, and robust support infrastructure, we intend to accelerate our value proposition to more customers across diverse geographies.
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Expense Management — We remain vigilant in our approach to cost optimization and expense management as a key driver of profitability. The management team is executing diligent cost control processes across all facets of the business to streamline operations and maintain an efficient expense structure. Through ongoing review of operating expenses, sourcing initiatives, and organizational efficiencies, we aim to enhance our operating margins while preserving investments in growth and innovation.

The Aaron’s Business and BrandsMart
The Aaron’s Business is comprised of (i) Aaron’s branded corporate-operated and franchise-operated stores; (ii) aarons.com e-commerce platform (“aarons.com”); and (iii) BrandsMart Leasing (collectively, the “Aaron’s Business”).
The retail store and e-commerce operations of BrandsMart (excluding BrandsMart Leasing) comprise BrandsMart (collectively, “BrandsMart”)
Aaron’s Business
Since its founding in 1955, Aaron’s has been committed to serving the overlooked and underserved customer with a dedication to inclusion and improving the communities in which it operates. Through a portfolio of approximately 1,200 stores and its aarons.com e-commerce platform, Aaron’s, together with its franchisees, provide consumers with LTO and retail purchase solutions for the products they need and want, with a focus on providing its customers with unparalleled customer service, high approval rates, lease plan flexibility, and an attractive value proposition, including competitive monthly payments and total cost of ownership, as compared to other LTO providers.
Launched in 2022, BrandsMart Leasing offers LTO purchase solutions to customers of BrandsMart.
BrandsMart
Founded in 1977, BrandsMart is one of the leading appliance and consumer electronics retailers in the southeast U.S. and one of the largest appliance retailers in the country with 11 stores in Florida and Georgia and a growing e-commerce presence on brandsmartusa.com. The operations of BrandsMart (other than BrandsMart Leasing) comprise BrandsMart.
Competitive Assets
We have a unique set of physical and intangible assets developed over decades in the retail and LTO market, which are difficult, expensive, and time consuming to replicate. We have developed a comprehensive strategy to leverage these assets including the following:
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Our Aaron’s brand and physical presence in over 667 unique markets — With 70 years in business, Aaron’s is recognized nationwide as a leader in the LTO marketplace. This brand recognition has led to an approximate 69% repeat customer rate for the new leases we enter into, and as of December 31, 2025, our 952 corporate-operated and 228 franchised stores had approximately 910,000 customers with active leases. We believe that having delivery trucks located throughout our network enables us to successfully serve diverse markets including rural, suburban, and urban markets, helping mitigate the impact of local economic disruptions resulting from specific industry economic cycles, weather, and other disruptive events.

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Industry leading technology and analytics at the Aaron’s Business — The Company has invested in technology to improve the customer experience and its operational execution. These investments include platforms for enhanced data analytics, data-enabled lease decisioning, digital customer onboarding, centralized payment processing and an e-commerce website that allows the customer to review and select merchandise, complete the lease application and, if approved, complete the LTO agreement and make lease payments online. Our technology-enabled platforms simplify the transaction and provide customers with enhanced transparency and flexibility throughout their lease, and provide management with information needed to optimize the financial performance of the business.
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BrandsMart’s competitive pricing and strong brand recognition — BrandsMart’s best in class pricing, broad product assortment and strong storefront presence through its 11 BrandsMart stores and brand awareness within the Florida and Georgia markets positions the brand to thrive among its competitors.

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Management teams with deep industry experience and customer relationships — The Company’s Aaron’s branded stores are managed by a group of tenured managers and multi-unit leaders who have deep knowledge of the LTO transaction, as well as experience with our overlooked and underserved customer base. Our high levels of customer service within the Aaron’s Business are enhanced by years of relationship building and LTO industry experience that is hard to replicate. Our average management tenure for the Aaron’s Business operations is as follows: 8 years for store managers; 11 years for regional managers; 21 years for divisional vice presidents; and over 27 years for our Chief Store Operations Officer. The Company’s BrandsMart stores are managed by a group of tenured managers who have deep knowledge of retail operations. Our average management tenure for the BrandsMart operations is as follows: 21 years for general managers; 17 years for store managers; and 12 years for vice presidents of key functional areas.

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Last-mile, reverse logistics and refurbishment capabilities — Through both the Aaron’s and BrandsMart businesses we are able to offer our customers prompt delivery, in-home set-up, product repair or replacement services, and reverse logistics (with respect to the Aaron’s business) for the products our customers obtain from us. Our Aaron’s stores also include refurbishment operations for returned merchandise, allowing us to provide pre-leased products for lease or sale in our stores and maximize lease merchandise utilization. We have approximately 1,790 delivery trucks located throughout our Aaron’s Business network enabling us to provide last-mile and reverse logistics capabilities in our markets. While BrandsMart product deliveries are primarily outsourced through third-party logistics firms, each BrandsMart store has trucks to assist with delivery, installation, and servicing of product.

Operations
Aaron’s Business Omni-channel Operations
We are committed to providing our customers with an exceptional omni-channel platform which includes an in-store and online shopping experience that allows Aaron’s to engage customers in ways that are convenient and preferable for them. This platform includes a digital guided experience of the customer’s LTO transaction through data-enabled lease decisioning, servicing and payment options, as well as a digitally streamlined shopping experience on our e-commerce website, aarons.com. Through aarons.com, customers can shop over 9,000+ products, apply for a lease, complete the lease transaction, and access online self-service of lease payments and account management. As a result of our technology-enabled omni-channel strategy, we are attracting new and younger customers to our brand, and many of the aarons.com transactions come from individuals who previously had not shopped at Aaron’s.
As of December 31, 2025, we have stores located in 47 states and Canada, and our portfolio is comprised of 952 corporate-operated locations and 228 franchised locations, which are owned and operated by independent franchisees on a licensed basis. We have developed a distinctive store concept including specific merchandising standards, store designs, and flexible payment options, all designed to appeal to our customer base. Our typical store layout is a combination of showroom, customer service and warehouse space, generally comprising 6,000 to 15,000 square feet.
We have various levels of leadership that oversee our business operations, including divisional vice presidents and regional managers. At the individual store level, the general manager is primarily responsible for managing and supervising all aspects of store operations, including (a) customer relations and account management, (b) deliveries and pickups, (c) warehouse and inventory management, (d) merchandise selection, (e) employment decisions, including hiring, training, and terminating store team members, and (f) certain marketing initiatives. General managers also administer the process of returning merchandise including making determinations with respect to inspection, product repair or replacement, sales, reconditioning and subsequent re-leasing.
We use management information systems to facilitate customer orders, lease renewal payments, merchandise returns and inventory monitoring. Substantially all of our stores are network-linked directly to corporate headquarters enabling us to monitor single store performance on a daily basis. This network system assists the general manager in (a) tracking merchandise on the showroom floor and warehouse, (b) minimizing delivery times, (c) assisting with product purchasing, and (d) matching customer needs with available inventory.
By leveraging our investments in technology, including aarons.com, data-enabled lease decisioning, and our omni-channel customer service and payment platforms, we believe that we can serve our existing markets through a more efficient store portfolio while continuing to provide the high level of service our customers expect.
BrandsMart Operations
Our BrandsMart store operations are committed to providing our customers with best-in-class pricing and a broad product assortment, which, along with our dedicated and knowledgeable sales team members, drives a positive customer service experience that differentiates BrandsMart from other retailers. BrandsMart’s omni-channel platform includes an in-store and online shopping experience that allows BrandsMart to engage customers in ways that are convenient and preferable for them. This platform includes streamlined shopping experiences on the BrandsMart e-commerce website, brandsmartusa.com, which allows customers to shop over 10,000+ products or special order placements, access product ratings and reviews, compare prices and opt for direct shipping or same or next day in-store pick-up. Site visitors are also able to sign up for our membership program to access competitive member pricing.
As of December 31, 2025, we had 11 BrandsMart stores across Florida and Georgia. Our BrandsMart stores average approximately 96,000 square feet, with a combination of showroom and warehouse space. While BrandsMart product deliveries are primarily outsourced through third-party logistics firms, each BrandsMart store has trucks to assist with delivery, installation, and servicing of product.
We have various levels of leadership that oversee our BrandsMart business operations. At the individual store level, team member success is driven by a predominantly commission-based compensation structure. The store layout is designed such that each product category is segregated as a department, which allows for dedicated sales managers with specific product knowledge to oversee each department. Each store also typically has at least two managers to assist with and oversee operational and sales efforts. The store general manager is primarily responsible for managing and supervising all aspects of store operations, and the Chief Operating Officer is responsible for managing the seamless operations of all stores and the supporting store support center functions.
BrandsMart Leasing
Launched in 2022, BrandsMart Leasing is an in-house LTO purchase solution that is offered to customers of BrandsMart. In addition to traditional credit offerings, BrandsMart customers have the option to apply for an LTO plan through BrandsMart Leasing, which provides the option to acquire ownership of merchandise through a renewable LTO plan, usually 12 to 18 months, typically by making weekly, semi-monthly, or monthly lease renewal payments. BrandsMart Leasing is supported by proprietary centralized lease decisioning technology, described further below.
Lease Agreement Approval and Decisioning
Our lease decisioning platforms are core to managing the risk of our LTO portfolio. We have developed proprietary lease approval processes with respect to our Aaron’s and BrandsMart Leasing operations through a fully automated technology-driven algorithm-enabled centralized digital decisioning platform, which is designed to improve our customer experience by streamlining and standardizing the lease decisioning process and shortening transaction times. Customers receive lease approval decisions either online at aarons.com or at an Aaron’s corporate-operated and franchise retail location enabling them to shop with approval where they choose, or by applying in-store at a BrandsMart location. Our lease decisioning platforms have allowed us to optimize approval rates, lease payment amounts, full ownership conversions, write-offs, and revenue outcomes. We believe continuous innovation and frequent enhancements to our lease decisioning platforms are competitively advantageous.
At the core of the lease decisioning platforms are the Aaron’s lease decisioning models. Our models’ development efforts utilize modern Artificial Intelligence and Machine Learning techniques. We utilize a multitude of traditional and alternative data sources in the model training process in an effort to maximize the predictive power of the decisioning models, while working with appropriate internal and external resources to assure compliant and consistent results. The combination of modern data science techniques and a wide breadth of data produces models that are capable of analyzing lease applications immediately to produce decisions in real time for each lease application.
The second pillar of our lease decisioning platforms is a robust set of post-model processes that determine the appropriate lease amounts depending on the risk associated with the lease application. Higher scored applications are eligible for larger lease payments and thus a broader range of merchandise categories.
Lastly, our lease decisioning platforms include fraud prevention processes. Our fraud prevention processes focus on identity and the digital file associated with lease applications. To reduce our synthetic fraud risk exposure, we evaluate risks associated with emails, phones, and devices used in an application. Depending on the fraud risk level of each lease application, we may employ automated knowledge-based authentication. We believe this authentication reduces our fraud risk while still offering a streamlined lease application experience for the consumer.
We continue to enhance our decisioning capabilities by adopting an iterative “test and learn” approach and expect that we will continue to drive positive outcomes through incremental enhancements. In addition to utilizing this decisioning platform, Aaron’s stores may occasionally complete the lease approval process by verifying the applicant’s employment, or other reliable sources of income, and using personal references, which was the approval method used by our stores prior to the implementation of our data-enabled digital decisioning platform and is used in our Canadian operated stores.
Merchandising
The Aaron’s Business and BrandsMart operations employ a merchandising strategy that spans three primary key product categories: furniture, home appliances and electronics. We have long-term relationships with many well-known and aspirational brands, including Samsung®, LG®, Whirlpool®, Apple®, GE®, HP®, JBL®, and Ashley®. We purchase merchandise directly from manufacturers and local distributors at competitive prices. In recent years, we have strategically focused on growing the revenue contribution of certain merchandise categories to align with macro-economic expansion in these categories and attract new customers. In addition, we continue to increase our product offerings through expanded assortment on aarons.com and brandsmartusa.com, our e-commerce shopping platforms.
The following table shows the percentage of our Aaron’s Business revenues attributable to different merchandise categories:
Aaron’s Business Merchandise Category	Year Ended December 31,
	2025	2024	2023
Furniture	44%	42%	41%
Appliances	33%	33%	32%
Consumer Electronics	20%	22%	24%
Other	4%	3%	3%

The following table shows the percentage of our BrandsMart revenues attributable to different merchandise categories:
BrandsMart Merchandise Category	Year Ended December 31,
	2025	2024	2023
Appliances	51%	53%	53%
Consumer Electronics	36%	36%	36%
Other	12%	12%	11%
Marketing and Advertising
Our marketing efforts target previous, existing, and potential new customers through a variety of traditional and digital media channels including online search, TV, radio, digital video, and direct mail, with a combination of brand and promotional messaging in both English and Spanish. We continue to test new ways to engage potential customers and identify audience segments that find our retail and LTO options appealing. Given BrandsMart’s storefront presence and strong brand awareness and recognition within the Florida and Georgia markets, regional marketing strategies are effective in appealing to BrandsMart’s audience segments.
With our fast-growing Aaron’s and BrandsMart e-commerce businesses, we focus heavily on digital marketing including search, display, and social media to help drive traffic to both stores and our e-commerce websites. Our e-commerce marketing is dynamically managed on a daily basis and is growing as a share of spend relative to traditional marketing channels.
We continue to refine and expand our overall contact strategy to grow our consolidated customer base. We test various types of advertising and marketing campaigns and strategies, analyze the results of those tests and, based on our learnings, refine those campaigns and strategies to attempt to maximize their effectiveness with current and potential customers. By understanding optimal offers and products to promote to current and former customers, along with potential prospects, we look to continue improvements in marketing return on investment. With respect to existing customers, direct mail and email serve as the primary tools we utilize in our marketing strategies. With respect to marketing to potential customers, our primary tools currently include digital, direct mail, traditional broadcast and search advertising.
Franchising
As of December 31, 2025, we had 54 franchisees, who operate a total of 228 Aaron’s franchised store locations. We have existing agreements with our current franchisees to govern the operations of franchised stores. Our standard agreement is for a term of 10 years, with one ten-year renewal option, and requires our franchisees to operate in compliance with our policies and procedures. In collaboration with our franchisees, we are able to refine, further develop and test operating standards, marketing concepts and product and pricing strategies that we believe will ultimately benefit our corporate-operated stores. Franchisees are obligated to remit to us royalty payments of 6% of the weekly cash revenue collections from their stores.
From time to time, we may enter into franchise agreements with new franchisees or purchase store locations from our franchisees. We have purchased 305 store locations from our franchisees since January 1, 2017. We have not entered into a franchise agreement with a new franchisee in more than five years. However, we recently launched a new franchise development program because we see compelling opportunities for further growth by expanding the Aaron’s footprint through franchise development in 2026 and beyond. Our strategy encompasses supporting our current franchisees with new growth opportunities, as well as attracting new franchise partners in both existing and untapped markets. We will continue to assess opportunities to both acquire existing franchise locations and franchise new markets that we wish to develop.
Lease Renewal
We continue to emphasize renewals-related compliance training, monitoring, and improvement initiatives, to ensure compliance with federal and state laws and regulations and our internal policies. One of the factors in the success of our operations is timely management of lease renewal payments, which are monitored by general managers and team members and our centralized Customer Retention team members. Customers who fail to make lease renewal payments are contacted within a few days after their renewal date to discuss arrangement for future payments in order to keep their agreements active. When we have been unable to reach the customer by telephone, we may visit those customers at their residences to encourage them to keep their agreement active or potentially return the lease merchandise. Careful attention to managing lease renewal payments is particularly important in LTO operations, where the customer has the option to cancel the agreement at the conclusion of each periodic payment term by returning the product covered by the agreement, and each contractually due payment is considered a renewal of the agreement. Approximately 93% of the payments that we collect are via payment card options such as debit and credit cards for our Aaron’s Business and BrandsMart Leasing customers, respectively, which allows our store team members to be more productive and increase operational efficiencies. At the Aaron’s Business, we continue to encourage customers to take advantage of the convenience of enrolling in our automatic payment program, and approximately 65% of our customer lease agreements are enrolled for automatic payments as of December 31, 2025.
The provision for lease merchandise write-offs as a percentage of consolidated lease revenues was    %, 6.1% and 5.8% in 2025, 2024 and 2023, respectively.
Customer Success
We believe our strong focus on customer satisfaction generates repeat business and long-lasting relationships with our customers and a high likelihood that our customers will recommend the Aaron’s and BrandsMart brands to friends and family. Our strong culture of customer service begins with our team members and requires that we develop skilled, empathetic team members who value our customers and who possess and project a genuine desire to understand and serve our customers’ needs. To meet this requirement, we maintain and continuously enhance a comprehensive team member development program for both new and tenured team members. This development program and our commitment to diversity and inclusion is designed to enable our team members to provide a friendly and welcoming environment for our customers as well as a compliant, consistent, and helpful customer service experience. Further details can be found within the “Human Capital Management” section below.
At the Aaron’s Business our customers receive multiple complimentary service benefits. These benefits vary according to applicable state law but generally include early purchase options, free delivery and set-up, free relocation of product to a new address within a specified geographic area, reinstatement options, product repair or replacement, access to digital tools to manage their account, and other discounts and benefits. Unlike traditional transactional retail sales, we have the unique opportunity over the span of the LTO agreement to build a closer relationship with our customers, often celebrating, assisting, and supporting them through significant moments in their lives. During the year ended December 31, 2025, approximately 69% of the new lease agreements we entered into were with repeat customers. Customers who begin agreements online also have the support and service of a local store throughout the duration of the agreement.
Our Aaron’s branded store-based operations offer customers the option to obtain Aaron’s Protection Plus (“Aaron’s Protection+”), which is an optional, standalone benefits product offered to customers leasing merchandise from Aaron’s. Aaron’s Protection+ offers two primary benefits: (a) a liability damage waiver and (b) a merchandise replacement benefit. The liability damage waiver protects customers from financial responsibility for covered leased merchandise that is stolen, damaged beyond repair, or destroyed due to an Act of God. The merchandise replacement benefit allows for the replacement of covered leased merchandise in the event of a covered loss and allows the customer to continue their lease without restarting payments for the covered leased merchandise.
Our Aaron’s branded store-based operations also offer customers the option to obtain a membership in the Aaron’s Club Program (the “Club Program”). The benefits to customers of the Club Program are separated into three general categories: (a) lease protection benefits; (b) health & wellness discounts; and (c) dining, shopping, and consumer savings. Club Program enrollment is optional and may be canceled by the member at any time. The lease protection benefits may provide Club Program members with lease payment waivers for up to four months or a maximum of $1,000 on active customer lease agreements if the customer becomes unemployed or ill; waiver of remaining lease payments on lease agreements where any member named on the lease agreement dies; and/or vary by state.

At BrandsMart, our customers receive a number of complimentary service benefits, including a 30-day price guarantee on most items and the ability to return or exchange eligible products within the specified return period. Customers also have access to sign-up for exclusive member benefits, which include alert notifications on sales and promotions and special financing offers. BrandsMart also offers our customers other benefits for additional costs, including delivery, installation and a product protection plan that can be purchased at the point of sale that provides extended warranty coverage on eligible product purchases. If a product under warranty needs repair, BrandsMart’s service team will repair the product or work directly with the manufacturer to replace it. BrandsMart also offers repair and servicing of products that are not covered under warranty for a low cost.
E-commerce and Store-based Operation’s Distribution Channels
At the Aaron’s Business, e-commerce and store businesses utilize our 13 fulfillment centers to control merchandise and offer our customers a wide product assortment. These centers average approximately 150,000 square feet, giving us approximately 1,950,000 square feet of logistics capacity outside of our network of Aaron’s stores. Our BrandsMart e-commerce and store operations utilize three distribution centers for its Florida and Georgia store operations, two of which are directly connected to BrandsMart stores, providing approximately 500,000 square feet of logistics capacity outside of the BrandsMart stores.
We believe that our network of fulfillment centers provides a strategic advantage over our competitors. Our distribution system allows us to deliver merchandise promptly to our stores to quickly meet customer demand and effectively manage inventory levels. Most of our contiguous U.S. stores are within a 250-mile radius of a fulfillment center, facilitating timely shipment of products to the stores and fast delivery of orders to customers.
We realize freight savings and inventory productivity through centralized distribution of merchandise by using fulfillment centers. We use various contract carriers to make deliveries weekly to our stores nationwide. A fleet of approximately 1,790 corporate store-based delivery trucks provide industry leading heavy goods last mile delivery and reverse logistics for returned products and the servicing of products.
Working Capital
Our LTO model results in us remaining the owner of merchandise on lease until the customer obtains ownership of the item; therefore, our most significant working capital asset is lease merchandise currently on lease. Our store-based and e-commerce LTO and retail operations also require us to maintain significant levels of retail and lease merchandise inventories available for lease and retail purchase to provide the service levels demanded by our customers and to ensure timely delivery of our products. Consistent and dependable sources of liquidity are required to maintain such merchandise levels. We believe our cash on hand, operating cash flows, and availability under our credit agreement is adequate to meet our normal liquidity requirements.
Seasonality
Our revenue mix for the Aaron’s Business is moderately seasonal. The first quarter of each year generally has higher lease renewal rates and corresponding lease revenues than any other quarter. Our customers will also more frequently exercise the early purchase option on their existing lease agreements or purchase merchandise during the first quarter of the year. We believe that each is primarily due to the receipt by our customers in the first quarter of federal and state income tax refunds. In addition, lease portfolio size typically increases gradually in the fourth quarter as a result of the holiday season. We expect these trends to continue in future periods.
Due to the seasonality of our business, results for any quarter or period are not necessarily indicative of the results that may be achieved for a full fiscal year.
Competition
We operate in a highly competitive market with competition from national, regional and local operators of direct-to-consumer LTO stores and websites, virtual LTO and rent-to-rent companies, Buy Now, Pay Later companies, traditional and e-commerce retailers (including many that offer layaway programs, point of sale financing, and title or installment lending), traditional and online sellers of used merchandise, and various types of consumer finance companies that may enable our customers to shop at traditional or online retailers, as well as with rental stores that do not offer their customers a purchase option. We also compete with retail stores for customers desiring to purchase merchandise for cash or on credit. Competition is based primarily on product selection and availability, customer service, payment amounts, store location and terms, as well as total cost of merchandise ownership, the number and frequency of payments in lease ownership plans, and other factors.
The Lease-to-Own Business Model
The LTO model offers customers an attractive alternative to traditional methods of purchasing furniture, appliances, electronics, computers and a variety of other products and accessories. In a standard LTO transaction, the customer has the option to acquire ownership of merchandise through a renewable LTO plan, usually 12 to 24 months, typically by making weekly, semi-monthly, or monthly lease renewal payments. The customer also has the option to cancel the agreement at any time without penalty by returning the merchandise to the lessor and only making payments required for the accrued lease period. If the customer renews the lease for each periodic renewal period through the completion of the lease ownership plan, they then obtain ownership of the item. In addition, LTO transactions typically include early ownership options, free delivery and in-home set-up of the merchandise, free repairs for defective merchandise, and other benefits.
An LTO agreement provides flexibility, affordable payments, and no long-term commitment, and is available to all customers who are approved, including those who are credit challenged. Other consumers who find the LTO model appealing are those who have a temporary need for merchandise, those who want to try a product at home before committing to the full cost of ownership, and those who, despite access to credit, do not wish to incur additional debt. We believe the LTO value proposition results in high customer loyalty and repeat purchase behavior, which reduces customer acquisition costs and improves customer lifetime value.
LTO businesses benefit from relatively stable, renewable lease revenues and predictable cash flows provided by pools of lease agreements originated in prior periods. Our renewable lease revenue streams help insulate the business in times of macro-economic disruption and reduce reliance on current period sales and customer traffic for cash flows as compared to other retailing models. During the year ended December 31, 2025, approximately 67% of the Company’s total revenue was generated from recurring revenue streams related to our contracted lease payments.
Market Opportunity
Our Aaron’s Business core customer base is principally comprised of overlooked and underserved consumers in the U.S. and Canada with limited access to traditional credit sources. Historically, during economic downturns, our customer base expands due to tightened credit underwriting by banks and credit card issuers, as well as employment-related factors which may impact customers’ ability to otherwise purchase products from traditional retailers using cash or traditional financing sources. We have Aaron’s stores strategically located in over 667 unique markets across the U.S. and Canada and are within five miles of 33% of U.S. households. Our stores are designed and merchandised to appeal to customers across different types of markets, including urban, suburban, and rural markets.
BrandsMart is the low-price leader and retailer of choice for consumers looking to purchase appliances, consumer electronics, and other household goods in the key markets we serve, primarily south Florida and Georgia. We believe our competitive position in both price and selection is a meaningful differentiator in attracting new and repeat customers from across the income and credit spectrum.
Government Regulation
Our LTO operations are extensively regulated by and subject to the requirements of various federal, state, provincial, and local laws and regulations, and are subject to oversight by various government agencies. In general, such laws regulate applications for leases, pricing, late charges and other fees, lease disclosures, advertising content, lease agreement provisions, penalties, price tags, lease renewal, reinstatement and collection procedures, and related areas.
Violations of certain provisions of these laws may result in material penalties. We are unable to predict the nature or effect on our operations or earnings of unknown future legislation, regulations and judicial decisions or future interpretations of existing and future legislation or regulations relating to our operations. Further, there can be no assurance that future laws, decisions or interpretations will not have a material adverse effect on our business, results of operations or financial condition.
At the present time, no federal law specifically regulates the LTO transaction. Federal legislation to regulate the transaction has been proposed from time to time. In addition, certain elements of the business including matters such as renewal activity, marketing disclosures to customers and customer contact may be subject to federal laws, regulation, and/or oversight by federal regulators.
There has been increased legislative and regulatory attention in the U.S., at both the federal and state levels, on LTO products specifically and on financial services products offered to near-prime and subprime consumers in general, which may result in an increase in legislative regulatory efforts directed at the LTO industry. We cannot predict whether any such legislation or regulations will be enacted and what the impact would be on us.
Additional regulations at both the state and federal level are under consideration, as the attention placed on financial services products and consumer debt transactions, including consumer debt collection practices, has grown significantly.
We believe we are in material compliance with all applicable laws and regulations. Although we are unable to predict the results of any regulatory initiatives, we do not believe that existing and currently proposed regulations will have a material adverse impact on our business, results of operations or financial condition.
Federal regulatory authorities are increasingly focused on the subprime financial and credit-restricted marketplace within which much of our LTO customer base obtains products and services. Any of these agencies may propose and adopt new regulations, or interpret existing regulations, in a manner that could result in significant adverse changes in the regulatory landscape for businesses such as ours. In addition, with increasing frequency, federal and state regulators are holding businesses like ours to higher standards of training, monitoring and compliance.
Federal regulatory agencies and state attorneys general have increasingly directed investigations or regulatory initiatives toward the LTO industry, or toward certain companies within the industry, as demonstrated by recent federal and state regulatory enforcement actions against LTO industry participants.
In addition to federal regulatory oversight, currently, nearly every state and most provinces in Canada specifically regulate LTO transactions via state or provincial statutes, including states and provinces in which we currently operate our stores. Most LTO laws require LTO companies to disclose to their customers the total number of payments, the amount and timing of each payment, the total amount of all payments to acquire ownership of any item, any other charges that may be imposed and miscellaneous other items. The more restrictive state LTO laws may limit the retail price for an item, the total amount that a customer may be charged for an item, or regulate the “cost-of-rental” amount that LTO companies may charge on LTO transactions, generally defining “cost-of-rental” as the amount paid for lease ownership in excess of the “retail” price of the goods. Our long-established policy in all states is to disclose the terms of our LTO transactions as a matter of good business ethics and customer service. We believe we are in material compliance with the various state LTO laws.

INFORMATION ABOUT THE KATAPULT SPECIAL MEETING
This proxy statement/prospectus is being mailed to Katapult stockholders on            , 2026 and constitutes notice of the Special Meeting in conformity with the requirements of the DGCL and the Katapult Bylaws.
This proxy statement/prospectus is being provided to Katapult stockholders as part of a solicitation of proxies by the Katapult Board for use at the Special Meeting and at any adjournments or postponements of the Special Meeting. Katapult stockholders are encouraged to read the entire document carefully, including the annexes and exhibits to and documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement and the Contemplated Transactions.
Date, Time and Place of the Special Meeting
The Special Meeting will be held in a virtual-only format via the Internet at        a.m., Eastern Time, on       , 2026, unless postponed or adjourned to a later date. Katapult is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Katapult Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. Katapult stockholders will be able to attend the Special Meeting via the Special Meeting website or by proxy, submit questions and vote their shares electronically during the meeting by visiting the Special Meeting website at www.virtualshareholdermeeting.com/KPLTSM2026.com. Katapult stockholders will need the control number found on their proxy card or voting instruction form in order to access the Special Meeting website. The Special Meeting will be held exclusively online in virtual format to provide a consistent experience to all stockholders regardless of location. There will be no physical location for the Special Meeting, and you will not be able to attend the Special Meeting in person.
Purpose of the Special Meeting
The purpose of the Special Meeting is to:
1.
approve the issuance of Katapult Common Stock to the CCFI unitholders, CCFI MIP Holders, holders of CCFI Warrants (assuming cashless exercise before Closing), holders of CCFI Phantom Units, Aaron’s stockholders and Aaron’s MIP Holders in accordance with the terms of the Merger Agreement and the change of control resulting from the Mergers pursuant to NASDAQ Rules 5635(a) and 5635(b);

2.
approve and adopt a customary incentive plan with terms substantially comparable to those set forth in the Katapult 2021 Plan and pursuant to which at least 9,000,000 shares of Katapult Common Stock will be authorized for issuance;

3.
approve, on a non-binding, advisory basis, the merger-related compensation that may be paid or become payable to Katapult’s named executive officers in connection with the Mergers; and

4.
authorize the adjournment of the Special Meeting, if determined by the Katapult Board or any committee thereof to be necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal or if a quorum is not present at the Special Meeting.

Approval of the Stock Issuance Proposal is a condition to the obligations of Katapult, CCFI and Aaron’s to complete the Mergers. Katapult will transact no other business at the Special Meeting, except for business properly brought before the Special Meeting or any adjournment or postponement thereof, by, or at the direction of the Katapult Board.
Recommendation of the Katapult Board of Directors
After careful consideration, acting upon the recommendation of the Transaction Committee, on December 11, 2025, the Katapult Board unanimously (a) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, (b) determined that the terms of the Mergers, the Katapult Stock Issuance and the other Contemplated Transactions are fair to and in the best interests of Katapult and its stockholders, (c) resolved to recommend that the holders of Katapult Common

Stock approve the Stock Issuance Proposal and the 2026 Plan and directed that the Katapult Stock Issuance and the 2026 Plan be submitted to Katapult’s stockholders for approval at the Special Meeting and (d) declared that the Merger Agreement and the Contemplated Transactions, including the Mergers, the Katapult Stock Issuance and the 2026 Plan, are advisable. The Katapult Board unanimously recommends that Katapult stockholders vote “FOR” the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal, if necessary, as described in this proxy statement/prospectus. For a summary of the factors considered by the Katapult Board in reaching its decision to declare that the Merger Agreement and the Contemplated Transactions, including the Mergers, the Katapult Stock Issuance and the 2026 Plan Proposal, are advisable, see “The Mergers — Katapult’s Reasons for the Mergers; Recommendation of the Katapult Board of Directors.”
The Record Date and Voting Power
Only holders of record of Katapult Common Stock as of the close of business on            , 2026 are entitled to notice of, and to vote at, the Special Meeting, unless a new record date is set in connection with any adjournment or postponement of the Special Meeting. At the close of business on            , 2026, the record date, there were        registered holders of record of Katapult Common Stock and there were        shares of Katapult Common Stock issued and outstanding. Each share of Katapult Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Katapult Board for use at the Special Meeting.
If you are a stockholder of record of Katapult as of            , 2026, the record date, referred to above, you may vote your shares during the live audio webcast at the Special Meeting or you may vote in advance by proxy using the enclosed proxy card. Whether or not you plan to attend the live audio webcast of the Special Meeting, Katapult urges you to vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote via the live audio webcast if you have already voted by proxy.
If you are a Katapult stockholder of record, you may attend the Special Meeting by accessing the meeting center at www.virtualshareholdermeeting.com/KPLTSM2026.com and entering the control number on the proxy card previously received. See the section titled “Questions and Answers — How can I vote my shares” in this proxy statement/prospectus for the procedures to be followed. Even if you plan to attend the Special Meeting via live audio webcast, Katapult requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend.
If your Katapult shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that voting instruction card regarding how to instruct your broker to vote your Katapult shares. If you do not give instructions to your broker, your broker can vote your Katapult shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of NASDAQ on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Katapult shares will be treated as broker non-votes. It is anticipated that the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal will be non-discretionary items. Because none of the proposals to be voted on at the Special Meeting are routine matters for which brokers may have discretionary authority to vote, Katapult does not expect any broker non-votes at the Special Meeting. As a result, if you hold your shares of Katapult stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. The NASDAQ rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the Special Meeting. Please also see the section titled “Questions and Answers — How can I vote my shares” in this proxy statement/prospectus for the procedures to be followed to attend and vote at the Special Meeting.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of Katapult Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” the Stock Issuance Proposal, “FOR” the 2026 Plan Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.
Katapult stockholders of record, other than those Katapult stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of three ways. First, a stockholder of record of Katapult can send a written notice to the Secretary of Katapult stating that the stockholder would like to revoke its proxy. Second, a stockholder of record of Katapult can submit new proxy instructions either on a new proxy card or via the Internet or telephone. Third, a stockholder of record of Katapult can attend the Special Meeting via live audio webcast and vote per the procedures described under “Questions and Answers — How can I vote my shares”. Attendance alone will not revoke a proxy. A revocation or later-dated proxy received by Katapult after the vote will not affect the vote. Katapult’s Corporate Secretary’s mailing address is: 5360 Legacy Drive, Building 2, Plano, Texas 75024. If a Katapult stockholder of record or a stockholder who owns Katapult shares in “street name” has instructed a broker to vote its shares of Katapult Common Stock, the stockholder must follow directions received from its broker to change those instructions.
Required Vote
The presence, via live audio webcast or represented by proxy, at the Special Meeting of the holders of a majority of the shares of Katapult Common Stock issued and outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy and entitled to vote on the Stock Issuance Proposal. Katapult cannot consummate the Katapult Stock Issuance or the Mergers unless the Stock Issuance Proposal is approved at the Special Meeting (or at any adjournment or postponement thereof). Approval of the 2026 Plan Proposal requires the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy and entitled to vote on the 2026 Plan Proposal. Approval of the Compensation Proposal requires the affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy and entitled to vote on the Compensation Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the holders of shares of Katapult Common Stock present or represented by proxy at the Special Meeting and entitled to vote on the proposal.
Votes will be counted by the inspector of election appointed for the meeting, Broadridge Financial Services, Inc., who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. For the Stock Issuance Proposal, the 2026 Plan Proposal and the Compensation Proposal, abstentions and broker non-votes will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Special Meeting. Abstentions and broker non-votes will have the effect of votes “AGAINST” the Adjournment Proposal.
As of January 20, 2026, the directors and executive officers of Katapult beneficially owned approximately 9.1% of the outstanding voting shares of Katapult Common Stock entitled to vote at the Special Meeting. Two stockholders of Katapult, CURO and Hawthorn have entered into support agreements and have agreed to vote all shares of Katapult Common Stock and, in the case of Hawthorn, Katapult Convertible Preferred Stock, owned by the stockholder as of            , 2026, the record date (which as of the date of this proxy statement/prospectus, collectively constituted approximately      % of the shares of Katapult Common Stock entitled to vote on such matters), “FOR” the Stock Issuance Proposal, the Adjournment Proposal and any other matter necessary to consummate the Contemplated Transactions that are considered and voted on by Katapult stockholders.
Your vote is very important regardless of the number of shares of Katapult stock you own. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote through the internet or by phone.

Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Katapult may solicit proxies from Katapult stockholders by personal interview, telephone, telegram or otherwise. None of Katapult’s directors, officers or employees will receive any extra compensation for their solicitation services. Katapult has also retained Mackenzie Partners, Inc. to assist with the solicitation of proxies for a fee of $9,000 plus reasonable expenses. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Katapult Common Stock for the forwarding of solicitation materials to the beneficial owners of Katapult Common Stock. Katapult will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.
Other Matters to Come Before the Special Meeting
Katapult will transact no other business at the Katapult Special Meeting, except for business properly brought before the Katapult Special Meeting or any adjournment or postponement thereof, by, or at the direction of the Katapult Board. As of the date of this proxy statement/prospectus, the Katapult Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGERS
Background of the Mergers
The Katapult Board and Katapult management regularly review and assess Katapult’s performance, strategy, financial position, opportunities and risks in light of business and economic conditions, as well as developments in its industry and the regulatory environment, and across a range of scenarios and potential future industry developments. These regular reviews, at the direction of the Katapult Board, have included evaluating its current business plans and the possible risks and benefits of maintaining the status quo and continuing to execute on its standalone plans, as well as a range of strategic and operating alternatives. For about two years before receiving an offer for a reverse merger proposal from Aaron’s and CCFI, the Katapult Board had been considering a range of parties and potential strategic or financial transactions for Katapult in consultation with management and Katapult’s lenders.
On June 8, 2023, the Katapult Board met outside of a formal meeting to discuss, among other things, potential transactions that could improve Katapult’s financial position.
On June 14, 2023, at the direction of the Katapult Board, Katapult retained a financial advisor, Keefe, Bruyette & Woods (“KBW”) to assist Katapult in pursuing a transaction to refinance the 2019 Loan Agreement between Katapult and Midtown Madison Management LLC as agent for various funds of Atalaya Capital Management LP (“Atalaya”), an affiliate of Midtown Madison Management LLC. In particular, Katapult faced a June 4, 2025 maturity deadline in connection with the 2019 Loan Agreement.
Over the course of the next year, Katapult and KBW engaged in discussions with over 35 experienced lenders regarding a potential transaction to refinance the 2019 Loan Agreement. The Katapult Board met regularly during this period to review Katapult and KBW’s progress towards the stated end.
On August 6, 2024, the Katapult Board met to discuss, among other things, the state of Katapult’s business and efforts to refinance the 2019 Loan Agreement. Katapult had begun discussions among Atalaya and certain other parties, including an experienced provider of structured debt lending (“Party 1”), regarding a transaction to refinance the 2019 Loan Agreement. At the invitation of the Katapult Board, representatives of Guggenheim Securities joined the meeting and discussed third parties that might potentially be interested in alternative strategic or financial transactions that could improve Katapult’s financial position (a “Potential Transaction”), which Katapult could pursue in parallel to the discussions with Party 1.
On September 5, 2024, the Katapult Board invited representatives of Guggenheim Securities to a meeting, during which the representatives of Guggenheim Securities discussed several Potential Transactions and potential transaction counterparties that Guggenheim Securities believed might potentially be interested in engaging in those transactions.
On September 11, 2024, Katapult engaged Guggenheim Securities to act as its financial advisor in connection with a Potential Transaction. The Katapult Board engaged Guggenheim Securities based on Guggenheim Securities’ qualifications, reputation, experience and familiarity with Katapult and the industry in which Katapult operated. Prior to being engaged, Guggenheim Securities provided a relationship disclosure letter to Katapult. Once engaged, the Katapult Board instructed Guggenheim Securities to reach out to parties regarding a Potential Transaction. On September 15, 2024, Katapult renewed its engagement with KBW to act as its financial advisor in connection with a potential transaction to refinance the 2019 Loan Agreement.
On September 19, 2024, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. Representatives of Guggenheim Securities discussed the progress of the outreach, on behalf and at the direction of the Katapult Board, to parties regarding a Potential Transaction and related matters.
On September 30, 2024, Blue Owl completed its acquisition of Atalaya, after which the lenders under the 2019 Loan Agreement were controlled by Blue Owl.
Throughout October 2024, at the direction of the Katapult Board, Guggenheim Securities reached out to other parties regarding a Potential Transaction. Katapult held initial discussions with several separate parties and their representatives regarding a Potential Transaction, and the Katapult Board met several times with representatives of Guggenheim Securities and Katapult management to discuss progress regarding a Potential Transaction. Katapult also continued discussions with Blue Owl, its then-current lender, and Party 1, a potential party to a refinancing transaction.
On November 14, 2024, the Katapult Board held a meeting. Orlando Zayas, Chief Executive Officer and director of Katapult, provided an overview of the process of considering Potential Transactions with parties. He discussed the preparation of certain financial diligence materials by management for distribution to parties considering a Potential Transaction, including, among other things, a projected income statement and balance sheet of Katapult.
On November 26, 2024, the Katapult Board held a meeting attended by Guggenheim Securities. The representatives of Guggenheim Securities provided an update on, among other things, discussions, calls and contacts with parties regarding a Potential Transaction to date, as well as the status of diligence materials in a virtual data room and Guggenheim Securities’ preliminary perspectives on Katapult’s valuation as compared to similarly situated companies. Nancy Walsh, Chief Financial Officer of Katapult, also reviewed certain financial diligence materials with the Katapult Board, including, among other things, a projected income statement and balance sheet of Katapult, and provided an update on the diligence process regarding Katapult’s potential entry into a new credit facility with Party 1 to replace the 2019 Loan Agreement, including an all-day due diligence meeting between Party 1 and Katapult management.
On December 3, 2024, Katapult opened a virtual data room containing Katapult diligence materials to 18 parties to facilitate a first round of diligence on Katapult related to a Potential Transaction. Katapult held confidential discussions and exchanged additional information with such parties and their representatives regarding Katapult’s and the parties’ respective businesses, the potential for value creation resulting from a Potential Transaction, and the potential risks related thereto. Prior to exchanging or discussing confidential information, Katapult executed a confidentiality agreement with each such party, which contained customary terms and conditions for a Potential Transaction involving a public company such as Katapult, including a standstill with a “don’t ask, don’t waive” provision and a mutual non-solicitation provision (a “Confidentiality Agreement”).
On December 12, 2024, the Katapult Board held a meeting. Mr. Zayas provided an update on the process for a Potential Transaction and noted that responses from the parties were expected in the next two weeks. Ms. Walsh also provided an update on negotiations with Party 1 regarding a purchase by Party 1 of the loan under Katapult’s credit facility, among other matters.
On December 23, 2024, Katapult and Guggenheim Securities received first-round bids from two parties regarding a Potential Transaction, including one strategic bidder and one financial bidder.
On December 30, 2024, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. The representatives of Guggenheim Securities provided an update on the parties contacted and on the calls and discussions held regarding a Potential Transaction, including the parties that decided not to participate and the terms of the two bids received. Ms. Walsh also provided an update to the Katapult Board regarding negotiations that management had commenced with Party 1 regarding a proposed revolving credit facility agreement to replace the 2019 Loan Agreement.
On January 9, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. The representatives of Guggenheim Securities provided an update on discussions regarding a Potential Transaction and the positions of the potential parties contacted, including those who had submitted bids. Ms. Walsh also provided an update to the Katapult Board on negotiations to enter into a new credit facility with Party 1.
On January 23, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. The representatives of Guggenheim Securities provided an update on discussions regarding a Potential Transaction and the positions of the potential parties contacted, including those who had submitted bids. Guggenheim Securities explained that a total of three parties had submitted indications of interest, including one financial bidder and two strategic bidders, and one additional party was interested in acting as a financial partner for the most recent strategic bidder.

After discussions with the bidding parties over several weeks, the Katapult Board ultimately determined that each of the three first-round bids was either not immediately actionable or included terms that were not sufficiently favorable to Katapult and Katapult’s stockholders to pursue further and instructed Guggenheim Securities to convey this to such bidders. By early March 2025, at the direction of the Katapult Board, Guggenheim Securities had contacted 31 parties to solicit indications of interest for a Potential Transaction. 22 such parties passed on the opportunity. At the direction of the Katapult Board, Guggenheim Securities continued to engage with seven parties interested in a Potential Transaction, including one strategic bidder who had submitted a first-round bid and six financial bidders.
On March 24, 2025, Party 1 informed Katapult that it did not plan to move forward with a refinancing transaction and terminated negotiations with Katapult, because Katapult, Blue Owl as Katapult’s existing lender, and Party 1 could not agree on terms for a new credit facility that, in the view of the Katapult Board, would add sufficient value for Katapult’s stockholders compared to the 2019 Loan Agreement. As a result of Party 1’s decision not to move forward with a refinancing transaction, KBW’s engagement with Katapult automatically terminated, effective immediately, pursuant to the terms of its September 15, 2024 renewed engagement with Katapult.
Also on March 24, 2025, the Katapult Board held a meeting to discuss alternatives to refinancing the 2019 Loan Agreement with Party 1, including Potential Transactions.
By the end of March 2025, Katapult was in a challenging liquidity position, and the impending maturity on June 4, 2025 of the loans under the 2019 Loan Agreement raised substantial doubt about Katapult’s ability to continue as a going concern.
On April 9, 2025, Katapult entered into a Confidentiality Agreement with an affiliate of Aaron’s.
On April 28, 2025, Katapult received an indication of interest (“IOI”) from “Party 2” regarding a Potential Transaction (such IOI, the “April 28 IOI”). The April 28 IOI from Party 2 involved an equity capital raise subject to certain terms and conditions, including modifications to the 2019 Loan Agreement with Blue Owl. Over the following months, and as noted chronologically below, Party 2 submitted several updated IOIs and Katapult engaged in confidential discussions and negotiations (pursuant to Confidentiality Agreements) with Party 2 and its potential co-investors, concurrently to discussions with other parties for Potential Transactions.
In late April and May, 2025, the Katapult Board came to the view that a Potential Transaction would not be actionable until the maturity of Katapult’s credit facilities was extended or otherwise resolved. During this period, Katapult focused on discussions with Blue Owl to modify the 2019 Loan Agreement, with the aim of extending the maturity of its credit facilities and increasing liquidity thereunder, due to the challenging liquidity position facing Katapult at the time and uncertainty as to Katapult’s ability to continue as a going concern. Katapult expanded its engagement with Guggenheim Securities to include assistance with capital structure alternatives and also engaged Berkeley Research Group, LLC as a strategic consultant to assist in negotiations with Blue Owl, evaluate capital structure alternatives and conduct diligence on Katapult’s liquidity and capital solutions.
On June 3, 2025, facing a looming maturity date of June 4, 2025, Katapult entered into an extension and limited waiver with respect to the 2019 Loan Agreement with Blue Owl, which extended the maturity date and limited waiver termination date to June 9, 2025.
On June 9, 2025, facing a looming maturity date of June 9, 2025, Katapult entered into a further extension and limited waiver with respect to the 2019 Loan Agreement with Blue Owl, which extended the maturity date and limited waiver termination date to June 12, 2025.
On June 12, 2025, Katapult entered into the 2025 Loan Agreement with Blue Owl, which amended and restated the 2019 Loan Agreement in its entirety. The transaction provided an initial maturity extension of approximately 3 months, with a further extension of an additional 15 months upon approval of the 2025 Loan Agreement transaction by Katapult’s stockholders, an increase in advance rate and commitment amount under its revolver, a reduction of the revolver interest rate, the issuance by Katapult of warrants to Blue Owl and an option to convert the term loan into equity if Katapult did not repay the term loan in full within approximately 12 months. The conversion of such warrants and the option to convert the term loan pursuant to the 2025 Loan Agreement were conditioned upon approval of the 2025 Loan Agreement transaction by Katapult’s stockholders at a special meeting (which approval was obtained on August 6, 2025). The 2025 Loan Agreement transaction provided the Company with sufficient liquidity to continue operating as a going concern and additional time to pursue alternative transactions. As part of the 2025 Loan Agreement, Blue Owl was granted customary board observer rights, allowing its representative to attend the Katapult Board meetings. Blue Owl regularly exercised such board observer rights over the next several months, until it ceded such rights to Hawthorn (as defined below) following the Hawthorn Transaction (as defined below).
On June 25, 2025, Katapult received a revised indication of interest from Party 2 proposing a larger amount of an equity capital raise as compared to their prior proposal, subject to certain terms and conditions, including modifications to the 2025 Loan Agreement with Blue Owl. As noted above, the Katapult Board reviewed and discussed Party 2’s proposal but was ultimately unable to agree on terms with Party 2.
On July 9, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities, during which the Katapult Board authorized Guggenheim Securities to use a Confidential Information Memorandum prepared by Katapult management with the assistance of Guggenheim Securities relating to Katapult’s business and to relaunch a process to secure a transaction counterparty for a Potential Transaction.
On July 13, 2025, Katapult received an initial indication of interest from Aaron’s, on behalf of itself and CCFI (the “July 13 IOI”), for a Potential Transaction pursuant to which Katapult stockholders prior to such transaction would retain 3.5% pro forma ownership of a combined company including each of Katapult, Aaron’s and CCFI. The July 13 IOI proposed that Aaron’s and CCFI would merge with newly formed wholly owned subsidiaries of Katapult, with Katapult remaining a public company in an all-stock transaction, with the combined company being renamed FinWay Financial Corporation. Additional shares of capital stock would be issued pursuant to a concurrent equity capital raise with third parties for $150 million to $225 million.
After receipt of the July 13 IOI, representatives of Katapult, Aaron’s and CCFI held several meetings over the following weeks to discuss legal and financial diligence matters. Representatives of Guggenheim Securities also held several meetings with representatives of J.P. Morgan Securities LLC, financial advisor to Aaron’s (“J.P. Morgan”), whereat, at the direction of the Katapult Board, Guggenheim Securities explained the Katapult Board’s view, among other considerations, that the pro forma ownership percentage offered to Katapult stockholders by Aaron’s and CCFI in the July 13 IOI was too low.
On July 16, 2025, Katapult entered into a confidentiality agreement with CCFI, on substantially the same terms as the Confidentiality Agreement with the affiliate of Aaron’s.
On July 31, 2025, Katapult received an initial IOI from a party (“Party 3”) for a Potential Transaction involving a merger with Party 3. The Katapult Board rejected this initial proposal due to its perceived execution risk. The Katapult Board authorized Guggenheim Securities to deliver the message to Party 3.
Despite the maturity extension with Blue Owl pursuant to the 2025 Loan Agreement that Katapult had executed on June 12, 2025, liquidity pressures on Katapult remained due to its inability to generate sufficient cash to fund its ongoing operations or the growth of its business, and Katapult failed to meet its minimum trailing three-month net origination covenant under its 2025 Loan Agreement. Consequently, Katapult and Blue Owl entered into a Limited Waiver to the 2025 Loan Agreement, dated August 5, 2025 (the “Initial Waiver”). The Initial Waiver permanently waived Katapult’s failure to meet the minimum net origination covenant as of July 31, 2025.
On August 6, 2025, Katapult held a special meeting of its stockholders at which Katapult’s stockholders voted to approve the 2025 Loan Agreement transaction with Blue Owl.
Throughout the month of August, at the direction of the Katapult Board, representatives of Guggenheim Securities continued to solicit interest from several potential counterparties to a Potential Transaction. Further, Katapult management responded to legal and financial diligence requests from Party 3 and Aaron’s and CCFI, as well as hosted various meetings to discuss diligence items, including holding an in-person meeting with representatives of Aaron’s and CCFI on August 7, 2025.

On August 11, 2025, King & Spalding (“K&S”), outside legal counsel to Aaron’s, sent an initial draft merger agreement for a transaction among Katapult, Aaron’s and CCFI substantially consistent with the terms of the July 13 IOI to Davis Polk & Wardwell LLP (“Davis Polk”), outside legal counsel to Katapult, for review and to Morrison & Foerster LLP (“MoFo”), outside legal counsel to CCFI, for review.
On August 14, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. During the meeting, representatives of Guggenheim Securities reviewed the status of negotiations with Party 3 and Aaron’s and CCFI, as well as other interested parties. The Katapult Board reiterated its view, among other considerations, that the pro forma ownership percentage offered by Aaron’s and CCFI was still too low and discussed a target range that could be acceptable. Following the meeting, representatives of Guggenheim Securities met with representatives of J.P. Morgan and explained the Katapult Board’s view that the current offer was not acceptable because Katapult’s pro forma ownership percentage in the combined company was too low.
On August 21, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities, during which representatives of Guggenheim Securities provided an update on discussions with parties regarding a Potential Transaction, including the IOIs received to date.
On August 25, 2025, Katapult received a revised IOI from Aaron’s and CCFI (the “August 25 IOI”), which provided that Katapult stockholders would receive 4.5% pro forma ownership in the combined company. The August 25 IOI stated that the name of the combined company would remain Katapult. Following receipt of the August 25 IOI, with the authorization of the Katapult Board, representatives of Guggenheim Securities met with representatives of J.P. Morgan and explained the Katapult Board’s view that the current offer was still not acceptable because Katapult’s pro forma ownership percentage in the combined company was too low.
On August 28, 2025, September 3, 2025 and September 4, 2025, the Katapult Board held meetings attended by representatives of Guggenheim Securities and Davis Polk, during which representatives of Guggenheim Securities and Davis Polk provided an update on discussions with parties regarding a Potential Transaction, including the IOIs received to date.
On September 5, 2025, Katapult received a revised IOI from Party 3, pursuant to which Katapult stockholders would receive 18% of the pro forma combined company following its proposed merger. Thereafter, Guggenheim Securities had several follow-up meetings with Party 3 to review its proposal, discuss pro forma models, and other Katapult diligence requests.
Also on September 5, 2025, Party 2 delivered a revised IOI to Katapult proposing, among other things, a larger amount of an equity capital raise as compared to its prior proposal and certain modifications to the 2025 Loan Agreement with Blue Owl.
Also on September 5, 2025, at the direction of the Katapult Board and with the assistance of Davis Polk, Katapult provided a redline of the August 25 IOI to J.P. Morgan, showing Katapult’s proposed changes to the offer, including, among other things, to reject the 4.5% pro forma ownership in the combined company for Katapult stockholders provided for in the August 25 IOI and state that pro forma ownership percentage in the combined company was under consideration by the Katapult Board.
On September 10, 2025, Katapult received a further-revised IOI from Aaron’s and CCFI (the “September 10 IOI”), which stated, among other things, that Katapult stockholders would retain 6% pro forma ownership in the combined company.
On September 11, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities and Davis Polk, during which representatives of Guggenheim Securities and Davis Polk provided an update on discussions with parties regarding a Potential Transaction, including the IOIs received to date. Representatives of Guggenheim Securities discussed the progress of their preliminary financial analyses of each such Potential Transaction. The Katapult Board discussed the revised IOI from Party 3 but had concerns about certain contingencies in the offer.
On September 15, 2025, in light of continuing liquidity pressures, Katapult and Blue Owl entered into a second Limited Waiver to the 2025 Loan Agreement (the “Second Waiver”). The Second Waiver temporarily waived Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement as of August 31, 2025, for a period of 14 days.
Notwithstanding the Second Waiver, the Katapult Board recognized that Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement was deemed to have occurred and be continuing for purposes of the conditions to borrowing under the Company’s revolving line of credit, and the Katapult Board also recognized that the Class A Lenders (as defined in the 2025 Loan Agreement) could refuse to fund additional advances under the revolving facility. Furthermore, upon expiration of the Second Waiver, the Lenders would have the right to accelerate amounts due under the 2025 Loan Agreement and to terminate the 2025 Loan Agreement, resulting in Katapult possibly being forced to file for bankruptcy protection.
During this period, Blue Owl continued to encourage Katapult to seek a Potential Transaction that would provide sufficient additional liquidity to Katapult, and Katapult, with the assistance of its advisors, including Guggenheim Securities and Davis Polk, continued to work towards a Potential Transaction that would also be acceptable to Blue Owl (whose consent was required pursuant to the 2025 Loan Agreement) and in the best interests of Katapult and Katapult’s stockholders.
On September 16, 2025, representatives of Aaron’s, CCFI, Katapult and their advisors held an organizational meeting to coordinate work on diligence, negotiation, investor communications, lender consent, regulatory filings, preparation of pro forma capitalization and financial statements and other workstreams in connection with a merger transaction among the three parties, substantially on the terms of the September 10 IOI.
Also on September 16, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. Representatives of Guggenheim Securities provided an update on discussions with parties regarding a Potential Transaction, including the IOIs received to date and the status of discussions with Aaron’s and CCFI. Following the meeting, at the direction of the Katapult Board, representatives from Guggenheim Securities asked Party 3 to improve its offer.
On September 17, 2025, representatives of K&S and Davis Polk discussed certain regulatory considerations and potential approaches in connection with a Potential Transaction with Katapult, Aaron’s and CCFI. From this date through the execution of the Merger Agreement, representatives of Davis Polk and K&S, and at times with representatives of any of Katapult, Aaron’s, CCFI and MoFo, met to discuss forms and terms of a Potential Transaction.
Also on September 17, 2025, Party 2 and certain co-investors delivered a revised IOI to Katapult, detailing a proposal for a larger amount of an equity capital raise as compared to its prior proposal, subject to certain terms and conditions, including modifications to the 2025 Loan Agreement with Blue Owl.
On September 18, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities and Davis Polk. The representatives of Guggenheim Securities provided an update on discussions with parties regarding a Potential Transaction, including the IOIs received to date and the status of Katapult’s discussions with Aaron’s and CCFI. The representatives of Guggenheim Securities also discussed Guggenheim Securities’ preliminary financial analysis of each such Potential Transaction and Katapult on a stand-alone basis. During the meeting, the board observer from Blue Owl noted Blue Owl’s preference for the offer from Aaron’s and CCFI.
Also on September 18, 2025, Katapult received a further revised IOI from Party 3, pursuant to which Katapult stockholders would retain 20% of the pro forma combined company in a merger transaction (the “September 18 IOI”). The September 18 IOI was contingent upon a grant of exclusivity to Party 3 and a successful $60 million capital raise prior to closing. While Aaron’s and CCFI had requested exclusivity during their discussions with Katapult, they did not require a grant of exclusivity to continue those discussions, or condition their proposal on a successful capital raise.
On September 26, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities. The representatives of Guggenheim Securities provided an update on discussions with parties regarding Potential Transactions, reviewed the terms of the proposals received, and discussed Guggenheim Securities’ preliminary financial analysis of each such Potential Transaction and of Katapult as a standalone business. Representatives of Davis Polk, who also attended the meeting, reviewed with the Katapult Board members their fiduciary duties under Delaware law and related matters in the context of a Potential Transaction. In considering the September 18 IOI, the Katapult Board ultimately determined that it would not be advantageous to grant exclusivity to Party 3, particularly given the execution risk of entering into a merger transaction whose closing would be conditioned on a successful $60 million capital raise with unknown third parties, as Party 3 proposed. At the direction of the Katapult Board, Guggenheim Securities relayed this message to representatives of Party 3, and in response Party 3 terminated discussions with Katapult.
On September 29, 2025, prior to the expiration of the Second Waiver, Katapult and Blue Owl entered into a third Limited Waiver to the 2025 Loan Agreement (the “Third Waiver”). The Third Waiver temporarily waived Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement as of August 31, 2025, for a period of 14 more days. Notwithstanding the Third Waiver, Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement was deemed to have occurred and be continuing for purposes of the Conversion Rights (as defined in the 2025 Loan Agreement) and therefore the Class B Lenders (as defined in the 2025 Loan Agreement) and their assignees were entitled, at any time, to convert up to one hundred percent (100%) of the amount outstanding under the Term Loan (as defined in the 2025 Loan Agreement) into Katapult Common Stock, at the Conversion Rate (as defined in the 2025 Loan Agreement). Based on the maximum number of shares of Katapult Common Stock issuable upon conversion of the Term Loan, such conversion and issuance, together with Blue Owl’s other holdings in Katapult, would have resulted in Blue Owl holding approximately 83% of Katapult Common Stock outstanding as of the date of the 2025 Loan Agreement.
Also on September 29, Party 2 and certain co-investors delivered a revised IOI to Katapult detailing a proposal for a larger amount of an equity capital raise as compared to its prior proposal, subject to certain terms and conditions, including modifications to the 2025 Loan Agreement with Blue Owl.
During this period and through the end of October 2025, the Katapult Board met regularly with representatives of Guggenheim Securities and Davis Polk to review updates to discussions with parties regarding a Potential Transaction. A board observer from Blue Owl regularly attended such meetings and provided feedback on the discussions with parties regarding proposed transactions from Blue Owl’s perspective. Blue Owl encouraged the Katapult Board to improve its liquidity in the near term by entering into a transaction that was sufficiently favorable to both Blue Owl and Katapult’s stockholders. Katapult management, at the direction of the Katapult Board, continued to work diligently with the assistance of its advisors, including Guggenheim Securities and Davis Polk, to pursue potential transactions to improve Katapult’s financial position.
On October 9, 2025, Party 2 and certain co-investors delivered a revised IOI to Katapult, detailing a proposal for a larger amount of an equity capital raise as compared to its prior proposal, subject to, among other things, Blue Owl’s participation in the transaction and certain modifications to the 2025 Loan Agreement.
On October 10, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities and Davis Polk, during which representatives of Guggenheim Securities and Davis Polk provided an update on discussions with parties regarding a Potential Transaction, including the IOIs received to date. The board observer from Blue Owl provided feedback from Blue Owl’s perspective on the discussions and indicated that, while Blue Owl was potentially willing to consent to a Potential Transaction on terms that were sufficiently favorable to Blue Owl and Katapult’s stockholders, Blue Owl would not agree to limited waivers to the 2025 Loan Agreement indefinitely, and the board observer encouraged the Katapult Board to pursue a transaction that would improve Katapult’s liquidity in the near term and meet Blue Owl’s requirements.
On October 12, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities and Davis Polk to discuss updates to the proposals received for a Potential Transaction. The Katapult Board determined that the proposal from Aaron’s and CCFI was not actionable at that time because Blue Owl did not support it, given the lack of near-term liquidity to reach closing. At the direction of the Katapult Board, Guggenheim Securities relayed this message to representatives of Aaron’s and CCFI.

On October 13, 2025, Katapult received a revised IOI from Party 2 and certain co-investors proposing a smaller amount of an equity capital raise as compared to its prior proposal, subject to, among other things, Blue Owl’s participation in the transaction and certain modifications to the 2025 Loan Agreement with Blue Owl.
Also on October 13, 2025, prior to the expiration of the Third Waiver, Katapult and Blue Owl entered into a fourth Limited Waiver to the 2025 Loan Agreement (the “Fourth Waiver”). The Fourth Waiver temporarily waived Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement as of August 31, 2025 and September 30, 2025, for a period of 7 more days.
On October 14, 2025, Aaron’s and CCFI began discussions with Blue Owl on the potential purchase of the Company’s term loan.
On October 16, 2025, Katapult received an updated IOI from Aaron’s and CCFI (the “October 16 IOI”), pursuant to which Aaron’s and introduced Hawthorn Horizon Credit Fund, LLC (together with its subsidiaries, “Hawthorn”), an independently managed investment platform, and communicated Hawthorn’s offer to buy Blue Owl’s term loan and put into place a new working capital facility. Pursuant to the October 16 IOI, Hawthorn would grant forbearances on existing known defaults through the closing of the transaction. The terms of the transaction proposal otherwise were the same as those in the September 10 IOI.
On October 16, 2025, the Katapult Board met and discussed the October 16 IOI with representatives of Guggenheim Securities and Davis Polk. The board observer from Blue Owl expressed Blue Owl’s interest in the October 16 IOI in that the Term Loan would be paid off and indicated that Blue Owl was willing to enter into certain further limited waivers to the 2025 Loan Agreement to allow Katapult to continue discussions regarding the October 16 IOI. The Katapult Board directed Guggenheim Securities to discuss terms for a counteroffer with J.P. Morgan.
On October 19, 2025, Party 2 delivered a revised IOI (the “October 19 IOI”), pursuant to which Party 2 and certain co-investors would, among other things, participate in an equity capital raise for the same amount as its prior proposal and buy Blue Owl’s term loan.
On October 20, 2025, the Katapult Board met twice and discussed the October 19 IOI from Party 2 and the October 16 IOI from Aaron’s and CCFI with Guggenheim Securities and Davis Polk. Representatives of Guggenheim Securities compared the offers from a valuation perspective. Representatives of Davis Polk provided their perspective on the material terms of the proposals and the timing of each. Blue Owl also expressed its willingness to restructure the revolving loan under the 2025 Loan Agreement in connection with either IOI. The Katapult Board instructed Guggenheim Securities to present its feedback to both Party 2 and Aaron’s and CCFI.
Also on October 20, 2025, prior to the expiration of the Fourth Waiver, Katapult and Blue Owl entered into a fifth Limited Waiver to the 2025 Loan Agreement (the “Fifth Waiver”). The Fifth Waiver temporarily waived Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement as of August 31, 2025 and September 30, 2025, for a period of 7 more days.
On October 23, 2025, following additional discussion with the Katapult Board since receipt of the October 19 IOI, Katapult, Party 2 and certain co-investors signed an IOI proposing an equity capital raise in the amount specified in the October 19 IOI and began exchanging and negotiating definitive documents for an equity investment. The parties did not agree to exclusivity.
On October 24, 2025, Katapult received an IOI from Hawthorn (the “October 24 IOI”) proposing a $65,000,000 equity capital raise, pursuant to which, among other things, the proceeds from the investment would be used to pay off Blue Owl’s term loan. On that same day, the Katapult Board and its advisors, including Guggenheim Securities and Davis Polk, met and discussed the October 24 IOI. In response to feedback from the Katapult Board that the current offer was not acceptable because the price per share of Katapult stock was too low, Hawthorn delivered to Katapult a revised IOI on October 25, 2025, proposing an equity capital raise in the same amount as the October 24 IOI but at a higher price per share of Katapult stock. Following review and discussion by the Katapult Board and its advisors, including Guggenheim Securities and Davis Polk, Katapult and Hawthorn began exchanging and negotiating definitive documents for an equity investment.

On October 27, 2025, prior to the expiration of the Fifth Waiver, Katapult and Blue Owl entered into a sixth Limited Waiver to the 2025 Loan Agreement (the “Sixth Waiver”). The Sixth Waiver temporarily waived Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement as of August 31, 2025 and September 30, 2025, for a period of two more days.
On October 29, 2025, prior to the expiration of the Sixth Waiver, Katapult and Blue Owl entered into a seventh Limited Waiver to the 2025 Loan Agreement (the “Seventh Waiver”). The Seventh Waiver temporarily waived Katapult’s failure to meet the minimum net origination covenant under its 2025 Loan Agreement as of August 31, 2025 and September 30, 2025, for a period of two more days.
On Friday, October 31, 2025, the Seventh Waiver expired, and Blue Owl did not provide a new waiver, leaving Katapult in default and facing the possibility of bankruptcy unless it entered into a transaction.
Katapult continued to discuss terms for an equity investment with each of Party 2 and Hawthorn following receipt of their IOIs and during this period and continued to exchange and negotiate definitive documents with each party, in regular consultation with the Katapult Board and its advisors. Katapult solicited regular feedback from Blue Owl, who also provided feedback to Party 2 and Hawthorn. The Katapult Board ultimately determined that the IOIs from Party 2 required additional up-front funding and Katapult and Party 2 could not agree on terms for a Potential Transaction.
On November 2, 2025, the Katapult Board approved the terms of Hawthorn’s proposal and the related transaction and transaction agreements, because it was the best transaction available among the various alternatives that were considered and because doing so would provide Katapult sufficient liquidity in time for Katapult to continue operating and would allow Katapult to pay off its term loan with Blue Owl, waive the default under the 2025 Loan Agreement and avoid acceleration and termination of the Loan Agreement and potential bankruptcy.
On Monday, November 3, 2025, Katapult entered into and closed an investment transaction with Hawthorn (the “Hawthorn Transaction”), pursuant to which Katapult issued 35,000 shares of Series A Preferred Stock and 30,000 shares of Series B Preferred Stock to Hawthorn for a purchase price of $65 million, and in connection therewith, Katapult entered into the First Amendment, which, among other things, permanently waived Katapult’s failure to meet the minimum net originations covenant for the periods ended August 31, 2025, September 30, 2025 and October 31, 2025.
Accordingly, effective as of the closing of the Hawthorn Transaction, under the terms of the Hawthorn Transaction, Messrs. Hirsch and Masto and Ms. Thompson resigned as members of the Katapult Board, and the Katapult Board appointed each of Messrs. Bartow, Rubin and Medlin to serve as members of the Katapult Board. Blue Owl also ceded its Katapult Board observer rights to Hawthorn, who has since regularly exercised such rights.
While the Hawthorn Transaction enabled Katapult to pay off its term loan with Blue Owl (but not its revolving loan), waive certain defaults relating to maintaining minimum net originations and otherwise ease liquidity pressures, Katapult’s liquidity remained constrained, limiting future growth opportunities. Katapult also risked future violations of the minimum net originations covenant under its revolving credit facility with Blue Owl. In light of the precarious financial condition of Katapult, Hawthorn agreed to not require Katapult to hold a special stockholder meeting to approve the removal of the conversion limitation that applies to its Katapult Preferred Stock.
In the weeks following the Hawthorn Transaction, Aaron’s and CCFI signaled to Guggenheim Securities and Katapult management that they remained interested in continuing discussions on a merger transaction to unlock synergies across their respective businesses and create greater value for the equityholders of Katapult, Aaron’s and CCFI as a combined company. Hawthorn supported Katapult continuing such discussions.
On November 13, 2025, the Katapult Board held a meeting to discuss, among other things, the state of Katapult’s business and the potential need to continue to seek a Potential Transaction in light of Katapult’s constrained liquidity. Representatives of Guggenheim Securities and Davis Polk attended the meeting at the invitation of the Katapult Board. Guggenheim Securities apprised the Katapult Board that Aaron’s and CCFI had indicated that they were interested in continuing discussions on a Potential Transaction. The

Katapult Board determined that it would need updated financial diligence from the parties before restarting discussions on a non-exclusive basis. The Katapult Board authorized Guggenheim Securities to request that each of Aaron’s and CCFI provide updated financials to Katapult and to communicate that the Katapult Board would not agree on commercial terms for a Potential Transaction until the financial diligence was updated.
On November 14, 2025, Katapult engaged Ernst & Young to conduct accounting due diligence of the pro forma combined company in a Potential Transaction with Aaron’s and CCFI. CFGI was also engaged by Katapult on an ongoing basis to assist with tax matters related to a Potential Transaction with Aaron’s and CCFI.
On November 17, 2025, the Katapult Board held a meeting attended by representatives of Davis Polk and Guggenheim Securities. Representatives of Davis Polk reviewed with the Katapult Board members their fiduciary duties under Delaware law and discussed timelines for definitive documentation for a Potential Transaction involving Aaron’s and CCFI, and indicated that such documentation could be finalized quickly when the parties agreed on commercial terms. Management, with the assistance of representatives of Guggenheim Securities provided an update to the Katapult Board on the status of Katapult’s financial diligence.
On November 19, 2025, Katapult received an updated IOI from Aaron’s and CCFI (the “November 19 IOI”), under which Katapult stockholders would retain 4% of the pro forma combined company, reflecting Katapult’s decreased stock price since the previous discussions concluded. The terms of the November 19 IOI otherwise stayed the same as those in the October 16 IOI.
On November 20, 2025, the Katapult Board held a meeting attended by Guggenheim Securities and Davis Polk to discuss the November 19 IOI. The Katapult Board discussed the results of Katapult’s financial diligence with management and Guggenheim Securities and came to the view that a Potential Transaction could be viable among the parties. The Katapult Board instructed Davis Polk and Guggenheim Securities to submit a counterproposal requesting an 8% ownership share for Katapult stockholders in the pro forma combined company and two additional designees to the Katapult Board.
On November 24, 2025, Katapult, through its representatives, Davis Polk and Guggenheim Securities, sent Aaron’s and CCFI a counterproposal (the “November 24 Counterproposal”) pursuant to which Katapult stockholders would retain 8% of the pro forma combined company in a reverse merger transaction, in light of Katapult’s increased liquidity as a result of the Hawthorn Transaction. The board of directors of the combined company would be expanded from six to eight members, with Katapult choosing two of the additional designees and the remaining six selected on the same terms as contemplated in the November 19 IOI.
On November 25, 2025, the Katapult Board held a meeting attended by representatives of Guggenheim Securities and Davis Polk, during which they updated the Katapult Board on discussions with Aaron’s and CCFI regarding the merger transaction and the potential overall timeline and process for a merger among the parties. Also on November 25, 2025, Mr. Rubin resigned from the Katapult Board due to personal reasons. The decision of Mr. Rubin to resign from the Katapult Board was not the result of any disagreement between Mr. Rubin and Katapult, its management, the Katapult Board or any committee thereof, or with respect to any matter relating to Katapult’s operations, policies or practices.
On November 26, 2025, upon the recommendation of Hawthorn, the Katapult Board appointed Gregory L. Zink as a director to replace Mr. Rubin.
On December 1, 2025, Katapult received a counterproposal from Aaron’s and CCFI (the “December 1 Counterproposal”), pursuant to which Katapult stockholders would retain 6% of the pro forma combined company in a merger transaction, the same percentage reflected in the September 10 IOI and affirmed in the October 16 IOI. The board of directors of the combined company would consist of nine members: two directors would be chosen by Katapult and the remaining seven would be designated by Aaron’s and CCFI.
On that same day, the Katapult Board met with its advisors to discuss the December 1 Counterproposal. Representatives of Guggenheim Securities and Davis Polk were present at the invitation of the Katapult Board. The Katapult Board also discussed whether to form a transaction committee of the Katapult Board in connection with the continued exploration of a Potential Transaction with Aaron’s and CCFI. At the direction of the Katapult Board, Katapult management and its advisors began to negotiate the terms of the proposed reverse merger transaction with Aaron’s and CCFI, substantially along the lines of the December 1 Counterproposal.
On December 4, 2025, the Katapult Board met to discuss the progress of negotiations with Aaron’s and CCFI for a reverse merger. Representatives of Guggenheim Securities and Davis Polk were present at the invitation of the Katapult Board. A representative of Davis Polk reviewed with the Katapult Board, among other things, its fiduciary duties under Delaware law, recent amendments to Delaware law and the role of a transaction committee of the Katapult Board, should the Katapult Board wish to form such a transaction committee, in considering a Potential Transaction. Davis Polk answered questions from the Katapult Board regarding such a transaction committee. The Katapult Board discussed the background, independence and disinterestedness of directors Donald Gayhardt and Gregory L. Zink in a Potential Transaction with Aaron’s and CCFI. In light of certain related party transactions and agreements among Aaron’s, Hawthorn, CCFI and Party 1 that Davis Polk discussed with the Katapult Board, the Katapult Board authorized the creation of a transaction committee of disinterested directors of the Katapult Board (the “Transaction Committee”) and gave the Transaction Committee the responsibility of negotiating (or overseeing the negotiation of) and rejecting the Potential Transaction with Aaron’s and CCFI. The Katapult Board determined that the Transaction Committee should be composed of directors Messrs. Gayhardt and Zink, who the Katapult Board determined were independent and disinterested in a Potential Transaction among Katapult, Aaron’s and CCFI for purposes of the NASDAQ listing rules and Section 144 of the DGCL, based on the Katapult Board’s discussion, review and consideration of the applicable criteria.
On December 5, 2025, the Transaction Committee held a meeting attended by representatives of Guggenheim Securities and Davis Polk to discuss several outstanding issues in the negotiation of a Potential Transaction with Aaron’s and CCFI, as well as the Transaction Committee’s proposed recommendation to the Katapult Board on those issues. Following the meeting, at the request of the Transaction Committee, the full Katapult Board met with representatives of Guggenheim Securities and Davis Polk to discuss the Transaction Committee’s recommendations on the outstanding issues and, at the direction of the Katapult Board, Guggenheim Securities and Davis Polk transmitted the positions of the Transaction Committee on the Potential Transaction to representatives of Aaron’s and CCFI. Upon the recommendation of the Transaction Committee and at the direction of the Katapult Board, Katapult also requested, and Hawthorn agreed, to sell its outstanding Katapult Preferred Stock to Katapult, which purchase price would be payable by the issuance of a new debt instrument by Katapult or one of its subsidiaries, in connection with and conditioned upon the closing of a Potential Transaction (rather than converting its Katapult Preferred Stock into Katapult Common Stock), which would decrease the dilutive effect of the Katapult Preferred Stock on existing holders of Katapult Common Stock.
On December 8, 2025, the Katapult Board invited representatives of Guggenheim Securities and Davis Polk to a meeting to discuss the status of ongoing negotiations with Aaron’s and CCFI, certain open points in the Merger Agreement, and the various positions Katapult could take in those negotiations.
On December 10, 2025, the Transaction Committee held a meeting attended by representatives of Guggenheim Securities and Davis Polk to discuss the status of ongoing negotiations with Aaron’s and CCFI, certain open points in the Merger Agreement, and the various positions Katapult could take in those negotiations. Guggenheim Securities discussed the status of its financial analysis. Davis Polk reviewed with the Transaction Committee members their fiduciary duties under Delaware law and the material terms of the Merger Agreement, including the Katapult Stock Issuance, the terms of a new debt financing that Katapult, Aaron’s and CCFI would agree to use reasonable best efforts to fund at the closing of the Mergers, the treatment of equity awards, certain regulatory matters, the closing conditions, certain definitions, termination rights, deal protections, the termination fee, the representations, warranties and covenants, the governance of the combined company and the ancillary agreements that would be entered into concurrently with the execution of the Merger Agreement (the “Material Terms”).
Following the meeting, at the request of the Transaction Committee, the full Katapult Board met with representatives of Guggenheim Securities and Davis Polk to discuss the same. Guggenheim Securities also discussed the status of its financial analysis. Davis Polk reviewed with the Katapult Board members their fiduciary duties under Delaware law and the Material Terms. At the direction of the Katapult Board,

Guggenheim Securities and Davis Polk transmitted the positions of the Transaction Committee on the Potential Transaction to representatives of Aaron’s and CCFI.
On December 11, 2025, Guggenheim Securities provided updated relationships disclosures to Katapult.
Also on December 11, 2025, the Transaction Committee held a meeting attended by representatives of Guggenheim Securities and Davis Polk. Guggenheim Securities reviewed its financial analysis of the Mergers and rendered an oral opinion, confirmed by delivery of a written opinion dated December 11, 2025, to the Katapult Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Katapult Stock Issuance was fair, from a financial point of view, to Katapult. For a detailed discussion of Guggenheim Securities’ opinion, please see below under the caption “Opinion of Katapult’s Financial Advisor”. A representative of Davis Polk reviewed with the Transaction Committee members their respective fiduciary duties under Delaware law, as well as the Material Terms. Guggenheim Securities and Davis Polk answered all questions from the Transaction Committee related to their respective presentations. The Transaction Committee resolved to determine that the terms of the agreements relating to the Potential Transaction and the Potential Transaction were fair to, and in the best interests of, Katapult and its stockholders, declare it advisable to enter into the Merger Agreement and the other agreements relating to the Potential Transaction and recommend that the Katapult Board approve the Potential Transaction among Katapult, Aaron’s and CCFI (such recommendation, the “Transaction Committee Recommendation”).
Shortly thereafter, the full Katapult Board met with management and representatives of Guggenheim Securities and Davis Polk, who reviewed the discussions from the meeting with the Transaction Committee, including the presentations they provided and the resolutions of the Transaction Committee, as well as the Transaction Committee Recommendation, and provided to the Katapult Board the same presentations they had provided to the Transaction Committee. Guggenheim Securities and Davis Polk answered all questions from the Katapult Board related to their respective presentations and Davis Polk answered all questions from the Katapult Board related to the resolutions of the Transaction Committee, as well as the Transaction Committee Recommendation. Also at this meeting of the Katapult Board, Guggenheim Securities reviewed its financial analysis of the Mergers and rendered an oral opinion, confirmed by delivery of a written opinion dated December 11, 2025, to the Katapult Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Katapult Stock Issuance was fair, from a financial point of view, to Katapult. For a detailed discussion of Guggenheim Securities’ opinion, please see below under the caption “Opinion of Katapult’s Financial Advisor”. Davis Polk reviewed with the Katapult Board members their fiduciary duties under Delaware law and the Material Terms. Following full discussion of the Potential Transaction by the Katapult Board, full consideration of the agreements related to a Potential Transaction and the material terms thereof and acting upon the recommendation of the Transaction Committee, the Katapult Board resolved to, among other things, approve Katapult entering into the Potential Transaction with Aaron’s and CCFI, including the definitive documentation relating thereto, and the Katapult Board (i) approved the execution, delivery and performance of the Merger Agreement and the Transactions, including the Mergers and the Katapult Stock Issuance; (ii) determined that the terms of the Mergers, the Katapult Stock Issuance and the other Transactions are fair to and in the best interests of Katapult and its stockholders; (iii) recommended that the holders of Katapult Common Stock approve the Katapult Stock Issuance and the 2026 Plan, and directed that the Katapult Stock Issuance and the 2026 Plan be submitted for approval by the Company’s stockholders at the Special Meeting; and (iv) declared that the Merger Agreement and the Transactions, including the Mergers, the Katapult Stock Issuance and the 2026 Plan, are advisable.
On the night of December 11, 2025, Katapult, Aaron’s, and CCFI executed and delivered the Merger Agreement and the ancillary agreements provided for therein. On December 12, 2025, prior to the opening of trading on NASDAQ, Katapult, Aaron’s and CCFI issued a joint press release announcing their entry into the Merger Agreement.
Katapult’s Reasons for the Mergers; Recommendation of the Katapult Board of Directors.
After careful consideration, upon the recommendation of the Transaction Committee, on December 11, 2025, the Katapult Board unanimously (a) approved the execution, delivery and performance of the Merger

Agreement and the transactions related thereto, including the Mergers and the Katapult Stock Issuance (the “Transactions”), (b) determined that the terms of the Mergers, the Katapult Stock Issuance and the other Transactions are fair to and in the best interests of Katapult and its stockholders, (c) recommended that the holders of Katapult Common Stock approve the Katapult Stock Issuance and the 2026 Plan, and directed that the Katapult Stock Issuance and the 2026 Plan be submitted to Katapult’s stockholders for approval at the Special Meeting and (d) declared that the Merger Agreement and the Transactions, including the Mergers, the Katapult Stock Issuance and the 2026 Plan, are advisable.
Accordingly, the Katapult Board unanimously recommends that Katapult stockholders vote “FOR” the Stock Issuance Proposal, the 2026 Plan Proposal, the Compensation Proposal and the Adjournment Proposal.
In reaching its determinations and recommendations, the Katapult Board, as described in the section entitled “The Mergers — Background of the Mergers” of this proxy statement/prospectus, held a number of meetings, consulted with Katapult’s management and its outside legal, financial and other advisors, and considered a number of factors, including the following factors that weighed in favor of the Mergers and the Katapult Stock Issuance (but without assigning specific numerical weight, emphasis, or relative priority among those factors, which are presented below in no particular order and are not exhaustive):
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historical information regarding (i) Katapult’s business, financial performance, liquidity, and results of operations, (ii) market prices, volatility and trading activity with respect to Katapult Common Stock, and (iii) market prices with respect to other industry participants and general market indices;

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current information regarding (i) Katapult’s business, prospects, financial condition, lenders, operations, technology, products, services, management, competitive position and strategic business goals and objectives, (ii) general economic, industry and financial market conditions, (iii) geopolitical conditions (including tariffs) which are affecting Katapult’s business, and (iv) opportunities and competitive factors within Katapult’s industry;

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that the combined company would be expected to achieve significant revenue and EBITDA synergies, as well as significant cost synergies;

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the prospects and likelihood of realizing superior benefits through remaining an independent company, risks associated with remaining an independent company and possible alternative business strategies;

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the potential for other third parties to enter into strategic relationships with or to seek to acquire Katapult, including a review of Katapult’s dealings with other possible transaction partners in the past and an assessment of the likelihood that a third party would offer a superior transaction;

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the Transactions will provide Katapult’s stockholders with ownership of approximately 6% of the combined company, based on the number of shares of Katapult Common Stock issued and outstanding as of the date of the Merger Agreement, and will therefore allow Katapult’s stockholders to participate in the anticipated earnings and growth of the combined company, as well as any synergies resulting from the Mergers;

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that the Merger Consideration is fixed and will not be reduced at the effective time of the Mergers if the share price of Katapult Common Stock decreases prior to such effective time, and the terms of the Merger Agreement do not include termination rights based on a decrease in the market price of Katapult Common Stock;

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the fact that representatives of Katapult, with the assistance of its advisors, conducted a review of Katapult’s strategic alternatives and, in connection therewith, contacted numerous potential counterparties regarding their interest in a potential transaction with Katapult;

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the belief of the Katapult Board that it is preferable to enter into the Merger Agreement with Aaron’s and CCFI instead of continuing discussions with any of the other parties that Katapult and its advisors spoke with in the strategic alternatives process in light of the value offered by those other parties and in light of the fact that those other parties made significantly less progress on due diligence and negotiation, particularly in light of (i) the risk that continuing with the strategic process was unlikely to result in a transaction at a more attractive value than offered by Aaron’s and CCFI in the Mergers and that a “failed” attempt to sell Katapult to another party could be detrimental to Katapult, and (ii) the fact that Katapult would be permitted, under circumstances described in the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Offer after giving Aaron’s and CCFI the opportunity to match the Superior Offer and upon payment of a termination fee equal to 4% of the equity value of Katapult;
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the fact that representatives of Katapult, with the assistance of Guggenheim Securities and Davis Polk, conducted a satisfactory reverse due diligence investigation of Aaron’s and CCFI;

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the fact that, under the terms of the Merger Agreement, Section 6.6 requires the parties to use their reasonable best efforts to achieve regulatory approvals and clearances of the Mergers, as and to the extent specified therein;

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the belief of the Katapult Board, after consultation with Katapult’s senior management and Davis Polk, that a transaction with Aaron’s and CCFI has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws or potential issues from any regulatory authorities;

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the fact that pursuant to the Katapult Board Appointment, certain directors of Katapult would continue with the combined company, and would be able to communicate their expertise and views on the best ways for the combined company to execute on and obtain synergies in the Mergers;

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preparation of the 2026 Plan that would be submitted for approval by Katapult’s stockholders and, if approved by Katapult’s stockholders, its retentive effect on executive officers and other key employees of Katapult, which the Katapult Board believes will assist in integration efforts and therefore is in the best interests of Katapult’s stockholders;

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the absence of a financing condition to the closing of the Mergers and the possibility that additional financing will be obtained prior to Closing pursuant to the terms and conditions of the Merger Agreement;

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the financial presentation and the opinion, each dated as of December 11, 2025, of Guggenheim Securities to the Katapult Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Katapult Stock Issuance to Katapult, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section titled “The Mergers — Opinion of Katapult’s Financial Advisor” below;

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the fact that Katapult will continue to exist as a public company;

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the cultural alignment among Katapult, Aaron’s and CCFI, including shared values and commitment to integrity, operational excellence, customer satisfaction, innovation and stockholder value, which the Katapult Board believes will increase the likelihood that synergies will be achieved;

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the timing of the Mergers and the risk that if Katapult does not approve the Merger Agreement now, it may not have another opportunity to do so or to accept a comparable opportunity; and

•
the fact that the Transaction Committee (i) determined that the terms of the Transaction Agreements and the Transactions, including the Mergers and Katapult Stock Issuance, are fair to, and in the best interests of, Katapult and Katapult’s stockholders; (ii) determined that it is in the best interests of Katapult and Katapult’s stockholders and declared it advisable that Katapult enter into the Transaction Agreements and (iii) made the Transaction Committee Recommendation to the Katapult Board.

The Katapult Board also considered potential risks, uncertainties and other factors weighing negatively against the Mergers and the other Transactions contemplated by the Merger Agreement. The Katapult Board concluded that the anticipated benefits of the Mergers were likely to outweigh these risks substantially. These potential risks included the following (but without assigning specific numerical weight, emphasis, or relative priority among those factors, which are presented below in no particular order and are not exhaustive):
•
the possible negative effect of the Mergers and public announcement of the Mergers on Katapult’s financial performance, operating results and stock price and Katapult’s relationships with customers, suppliers, other business partners, management and employees, including a negative impact on employee retention;

•
the fact that the Merger Agreement (i) precludes Katapult from actively soliciting competing proposals and (ii) obligates Katapult (or its successor) to pay Aaron’s and CCFI a termination fee equal to 4% of the equity value of Katapult under specified circumstances, as described in “The Merger Agreement — Termination Fee” in this proxy statement/prospectus, which could discourage the making of a competing proposal or adversely impact the value offered in such a proposal;

•
the fact that the Merger Agreement imposes restrictions on the conduct of Katapult’s business in the pre-closing period, which may adversely affect Katapult’s business in the event the Mergers are not completed (including by delaying or preventing Katapult from pursuing business opportunities that may arise or precluding actions that would be advisable if Katapult were to remain an independent company);

•
the risks involved with the Mergers and the likelihood that Katapult, Aaron’s and CCFI will be able to complete the Mergers, the possibility that the Mergers might not be consummated and Katapult’s prospects going forward without the combination with Aaron’s and CCFI;

•
the substantial transaction expenses to be incurred in connection with the Mergers and the risk of negative impact of such expenses on Katapult’s cash reserves and operating results should the Mergers not be completed;

•
all known interests of directors and executive officers of Katapult in the Mergers that may be different from, or in addition to, their interests as stockholders of Katapult or the interests of Katapult’s other stockholders generally, including that certain officers of Katapult are entitled to severance and other benefits pursuant to agreements with Katapult in connection with the consummation of the Mergers, as more fully described under the caption “The Mergers — Interests of Directors and Officers in the Mergers” in this proxy statement/prospectus; and

•
The risks of the type and nature described under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Katapult Board is not intended to be exhaustive. In reaching its decision to approve the Merger Agreement, the Katapult Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Katapult Board considered all these factors, among others, as a whole, including through its discussions with Katapult management and independent financial and legal advisors, and in evaluating the Merger Agreement and the transactions contemplated thereby (including the Mergers and the Katapult Stock Issuance).
For the reasons set forth above, upon the recommendation of the Transaction Committee, the Katapult Board, at a meeting duly called and held on December 11, 2025, duly and unanimously adopted resolutions that (a) approved the execution, delivery and performance of the Merger Agreement and the Transactions, (b) determined that the terms of the Mergers, the Katapult Stock Issuance and the other Transactions are fair to and in the best interests of Katapult and its stockholders, (c) resolved to recommend that the holders of Katapult Common Stock approve the Katapult Stock Issuance and the 2026 Plan and directed that the Katapult Stock Issuance and the 2026 Plan be submitted to Katapult’s stockholders for approval at the Special Meeting and (d) declared that the Merger Agreement and the Transactions, including the Mergers, the Katapult Stock Issuance and the 2026 Plan, are advisable.
In considering the recommendation of the Katapult Board, you should be aware that certain directors and executive officers of Katapult may have interests in the Mergers that are different from, or in addition to, the interests of stockholders of Katapult generally and may create potential conflicts of interest. For more information, see the section titled “The Mergers — Interests of Directors and Officers in the Mergers” in this proxy statement/prospectus. The Katapult Board was aware of these interests and considered them when evaluating the Merger Agreement and the transactions contemplated thereby (including the Mergers and the Katapult Stock Issuance), and in recommending to the holders of Katapult Common Stock that they vote in favor of the proposals described in this proxy statement/prospectus.
It should be noted that this explanation of the reasoning of the Katapult Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.
CCFI’s Reasons for the Mergers
The following discussion sets forth material factors considered by the special committee of the CCFI board of managers (the “CCFI Special Committee”) consisting of the three independent members of the CCFI board of managers and the CCFI board of managers in reaching their respective determinations to, in the case of the CCFI Special Committee, recommend to the CCFI board of managers that it approve, or, in the case of the CCFI board of managers, approve, the Merger Agreement and the Related Agreements, including the Mergers; however, it may not include all of the factors considered by the CCFI Special Committee and the CCFI board of managers.
In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the CCFI Special Committee and the CCFI board of managers did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching their respective determinations. The CCFI Special Committee and the CCFI board of managers viewed their respective positions and determinations as being based on all of the information available and the factors presented to and considered by them. In addition, individual managers may have given different weight to different factors.
In the course of the CCFI Special Committee reaching its decision to recommend the approval of the Merger Agreement to the CCFI board of managers, and of the CCFI board of managers in reaching its decision to approve the Merger Agreement, each of the CCFI Special Committee and the CCFI board of managers consulted with CCFI’s senior management, advisors and legal counsel, reviewed a significant amount of information and considered a number of factors with respect to the Mergers and the combined company, including, among others:
•
the establishment of an omni-channel business with digital and mobile capabilities and a nationwide footprint offering increased scale and diversification;

•
the potential to access public market capital, including sources of capital from a broader range of investors than CCFI could obtain if it continued to operate as a privately held company;

•
the expectation that the Mergers would be a more time- and cost-effective means to access capital than other options considered;

•
the potential to provide CCFI’s current members with greater liquidity by owning stock in a public company listed on NASDAQ;

•
the belief of each of the CCFI Special Committee and the CCFI board of managers that no alternatives to the Mergers were reasonably likely to create greater value for its stockholders, after reviewing the various financing and other strategic options to enhance value that were considered by each of the CCFI Special Committee and the CCFI board of managers;

•
the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of CCFI as a stand-alone entity and of the combined organization, including the expected cash resources of the combined organization and their ability to support the combined organization’s current and planned operations;

•
the fact that shares of Katapult common stock issued to CCFI’s unitholders will be registered pursuant to a registration statement on Form S-4 by Katapult and will be freely tradable, subject to securities laws and to applicable lock-up provisions contained in individual lock-up agreements signed by CCFI’s unitholders; provided, however, that the shares of CCFI’s unitholders who signed the Registration Rights Agreement will be registered after Closing pursuant to the Registration Rights Agreement;

•
the likelihood that the Mergers will be consummated on a timely basis;

•
the viable strategic alternatives for CCFI if the Mergers do not occur (including, among other things, the financial prospects and access to the capital needed to continue successful operations);

•
the expectation that the combined company would be expected to achieve significant revenue and EBITDA synergies as well as significant cost synergies;

•
the fact that representatives of CCFI, with the assistance of its advisors, conducted a satisfactory due diligence investigation of Aaron’s and Katapult;

•
the fact that all of the managers of CCFI would continue as directors of the combined company;

•
the terms and conditions of the Mergers and the Merger Agreement, including, without limitation, the following:

•
the determination that immediately following completion of the Mergers, the existing Katapult stockholders, CCFI unitholders and Aaron’s stockholders are expected to hold approximately 6.0%, 79.9% and 14.1%, respectively, of the issued and outstanding shares of the combined organization (on a fully diluted basis) is appropriate based, in the judgment of each of the CCFI Special Committee and the CCFI board of managers, on the CCFI board of managers’ assessment of the illustrative valuations of Katapult, Aaron’s and CCFI;

•
the limited number and nature of the conditions to the obligation of Katapult and Aaron’s to consummate the Mergers;

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to close the Mergers, were reasonable in light of the entire transaction;

•
the intention that the Mergers qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Mergers, together with the CCFI MIP Exchange and the Aaron’s MIP Exchange as part of an integrated transaction, qualify as an “exchange” within the meaning of Section 351 of the Code, in which case CCFI’s unitholders and holders of CCFI MIP Equity generally would not be expected to recognize gain or loss upon the exchange of CCFI’s units or CCFI MIP Equity for Katapult common stock pursuant to the Mergers and the CCFI MIP Exchange, except to the extent of cash received in lieu of a fractional share of Katapult common stock;

•
the support agreements, pursuant to which certain members of CCFI and certain stockholders of Aaron’s and Katapult, have agreed, solely in their capacity as members of CCFI or stockholders of Aaron’s or Katapult, to vote all of their equity interests of CCFI, shares of Aaron’s common stock or shares of Katapult common stock in favor of the adoption or approval of the Merger Agreement or the issuance of Katapult shares;

•
the fact that as of immediately following the closing of the Mergers, the Katapult Board will consist of the following nine (9) members: (i) Orlando Zayas, (ii) Gregory L. Zink, (iii) Jennifer Baldock, (iv) Michael Heller, (v) Cory Miller, (vi) Lynn DeVault, (vii) Gene Schutt, (viii) Will Jones and (ix) Kyle Hanson;

•
the fact that as of immediately following the closing of the Mergers, Kyle Hanson will serve as the Executive Chairman of the Katapult Board;

•
the determination of each of the CCFI Special Committee and the CCFI board of managers that the Merger Agreement, the related documents and agreements, and the transactions contemplated by the foregoing, including the Mergers, were advisable and are fair to and in the best interests of CCFI and its unitholders; and

•
the need under CCFI LLCA for approval of the Merger Agreement by the holders of Class D Preferred Units and the unitholders of CCFI, and the expected delivery by requisite holders of such approval concurrent with signing of the Merger Agreement.

•
in the case of the CCFI board of managers, the recommendation of the CCFI Special Committee.

The CCFI Special Committee and the CCFI board of managers also considered a number of uncertainties and risks in its deliberations concerning the Mergers, including the following:

•
the risk that the Mergers might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Mergers or delay or failure to complete the Mergers on the reputation of CCFI and the ability of CCFI to obtain financing in the future;

•
if the Merger Agreement is terminated and the CCFI board of managers seeks another transaction, the CCFI unitholders cannot be certain that CCFI will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms agreed to in the Merger Agreement;

•
the expenses to be incurred in connection with the Mergers and related administrative challenges associated with combining the companies;

•
the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Mergers and the potential risk of liabilities that may arise post-Closing;

•
the possibility that Katapult could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Mergers and, subject to the requirements of the Merger Agreement, terminate the Merger Agreement prior to Closing;

•
the fact that the Merger Agreement precludes CCFI from actively soliciting competing proposals and from responding to or accepting unsolicited competing proposals;

•
the additional public company expenses and obligations that the combined company will be subject to following the Mergers;

•
the relative percentage ownerships of Katapult, Aaron’s and CCFI stockholders and unitholders in the combined company immediately following the completion of the Mergers are fixed, and will not be adjusted for any changes in their respective businesses prior to the Closing;

•
the risk that future sales of Katapult common stock may cause the price of the combined company’s common stock to fall, thus reducing the potential value of the Katapult common stock received by CCFI unitholders following the Mergers;

•
the time, resources, and costs committed by CCFI’s, Aaron’s and Katapult’s respective management teams to matters relating to the Mergers could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies;

•
all known interests of directors and executive officers of CCFI in the Mergers that may be different from, or in addition to, their interests as unitholders of CCFI or the interests of the other unitholders of CCFI generally, as more fully described under the caption “The Mergers — Interests of Directors and Officers in the Mergers” in this proxy statement/prospectus/information statement;

•
the potential that the Debt Financing (as defined herein) will not be obtained on the terms contemplated by the Merger Agreement or at all; and

•
various other risks associated with the combined organization and the Mergers, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The CCFI Special Committee and the CCFI board of managers each weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the CCFI Special Committee unanimously recommended to the CCFI board of managers to approve the terms of the Merger Agreement and the CCFI board of managers (after unanimous recommendation of the CCFI Special Committee) managers approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Mergers.
Aaron’s Reasons for the Mergers
The following discussion sets forth material factors considered by the Aaron’s board of directors in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Mergers; however, it may not include all of the factors considered by the Aaron’s board of directors.

In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Aaron’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Aaron’s board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the Mergers, the Aaron’s board of directors consulted with its senior management, advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:
•
the establishment of a scaled omni-channel business with digital and mobile capabilities and a nationwide footprint;

•
the potential to access public market capital, including sources of capital from a broader range of investors than it could otherwise obtain if it continued to operate as a privately-held company;

•
the expectation that the Mergers would be a more time- and cost-effective means to access capital than other options considered;

•
the potential to provide its current stockholders and members with greater liquidity by owning stock in a public company listed on NASDAQ;

•
the belief of the Aaron’s board of directors that no alternatives to the Mergers were reasonably likely to create greater value for its stockholders, after reviewing the various financing and other strategic options to enhance value that were considered by the Aaron’s board of directors, including remaining as an independent company;

•
the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined organization, including the expected cash resources of the combined organization and their ability to support the combined organization’s current and planned operations;

•
the fact that shares of Katapult common stock issued to Aaron’s stockholders will be registered pursuant to a registration statement in accordance with the terms of the Registration Rights Agreement by Katapult and will become freely tradable, subject to applicable lock-up provisions to be contained in individual lock-up agreements signed by Aaron’s stockholders;

•
the likelihood that the Mergers will be consummated on a timely basis and the viable strategic alternatives for Aaron’s if the Mergers do not occur (including, among other things, the financial prospects and access to the capital needed to continue successful operations);

•
the terms and conditions of the Mergers and the Merger Agreement, including, without limitation, the following:

•
the determination that immediately following completion of the Mergers, the existing Katapult stockholders, CCFI unitholders and Aaron’s stockholders are expected to hold approximately 6.0%, 79.9% and 14.1%, respectively, of the issued and outstanding shares of the combined organization (on a fully diluted basis) is appropriate based, in the judgment of the Aaron’s board of directors, on Aaron’s board of directors’ assessment of the approximate valuations of Katapult, Aaron’s and CCFI;

•
the limited number and nature of the conditions to the obligation of Katapult and CCFI to consummate the Mergers;

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to close the Mergers, were reasonable in light of the entire transaction;

•
the conclusion of the Aaron’s board of directors that (i) the potential termination fee of 15% of $1,514,174 payable by Katapult to Aaron’s and (ii) the circumstances when such fees may be payable, were reasonable and in the best interests of Aaron’s stockholders;

•
the intention that the Mergers will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code, and that for such purposes the Mergers, together with the Aaron’s MIP Exchange the CCFI MIP Exchange as part of an integrated transaction, will qualify as an “exchange” within the meaning of Section 351 of the Code, with the result that Aaron’s stockholders and holders of Aaron’s MIP Units generally will not recognize gain or loss upon the exchange of Aaron’s common stock or Aaron’s MIP Units for Katapult common stock pursuant to the Mergers and Aaron’s MIP Exchange, except to the extent of cash received in lieu of a fractional share of Katapult common stock;

•
the support agreements, pursuant to which certain members of CCFI and certain stockholders of Aaron’s and Katapult, have agreed, solely in their capacity as members of CCFI or stockholders of Aaron’s or Katapult, to vote all of their equity interests of CCFI, shares of Aaron’s common stock or shares of Katapult common stock in favor of the adoption or approval of the Merger Agreement;

•
the fact that as of immediately following the closing of the Mergers, the Katapult Board will consist of the following nine (9) members: (i) Orlando Zayas, (ii) Gregory L. Zink, (iii) Jennifer Baldock, (iv) Michael Heller, (v) Cory Miller, (vi) Lynn DeVault, (vii) Gene Schutt, (viii) Will Jones, (ix) Kyle Hanson;

•
the fact that as of immediately following the closing of the Mergers, Kyle Hanson will serve as the Executive Chairman of the Katapult Board; and

•
the determination of Aaron’s board of directors that the Merger Agreement, the related documents and agreements, and the transactions contemplated by the foregoing, including the Mergers, were advisable and are fair to and in the best interests of Aaron’s and its stockholders.

The Aaron’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the Mergers, including the following:
•
the risk that the Mergers might not be completed in a timely manner, or at all, and the potential adverse effect of the public announcement of the Mergers or delay or failure to complete the Mergers on the reputation of Aaron’s and the ability of Aaron’s to obtain financing in the future;

•
if the Merger Agreement is terminated and the Aaron’s board of directors seeks another transaction, the Aaron’s stockholders cannot be certain that Aaron’s will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms agreed to in the Merger Agreement;

•
the expenses to be incurred in connection with the Mergers and related administrative challenges associated with combining the companies;

•
the possibility that Katapult could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Mergers;

•
the additional public company expenses and obligations that Aaron’s businesses will be subject to following the Mergers;

•
the time, resources, and costs committed by Aaron’s, CCFI’s and Katapult’s respective management teams to matters relating to the Mergers could otherwise have been devoted to pursuing other beneficial opportunities for their respective companies; and

•
various other risks associated with the combined organization and the Mergers, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The Aaron’s board of directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Aaron’s board of directors approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Mergers.

Certain Unaudited Prospective Financial Information
This summary of the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and the Management Assumed Synergies (each as defined below) is included in this proxy statement/prospectus because such information was provided to Katapult’s financial advisor and to the Katapult Board for purposes of considering and evaluating the Katapult Stock Issuance, the Mergers and the Merger Agreement. The Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and the Management Assumed Synergies were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP. This information is not fact and should not be relied upon as being necessarily indicative of future results, and, as a result of the foregoing and considering that the Special Meeting will be held several months after the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and the Management Assumed Synergies were prepared, as well as the uncertainties inherent in any forecasted information, readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and the Management Assumed Synergies. Although each of Katapult’s, Aaron’s’ and CCFI’s respective management teams believes there is a reasonable basis for the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and the Management Assumed Synergies, each of Katapult, Aaron’s and CCFI cautions Katapult stockholders that future results could be materially different from the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and the Management Assumed Synergies.
Katapult Management Unaudited Projections
Other than providing annual and quarterly financial guidance in connection with its ordinary course earnings announcements, Katapult has not typically provided detailed or specific public disclosure of forecasts, projections, estimates or predictions of its future earnings, income or other financial results due to the inherent unpredictability of such financial results and variability in the underlying assumptions and estimates necessary to forecast, project, estimate and predict future financial results, especially over longer periods of time, and the potential that such underlying assumptions and estimates may prove incorrect.
However, in connection with the evaluation of the Katapult Stock Issuance and the Mergers, Katapult provided the Katapult Board, Aaron’s and CCFI, and their respective advisors, with certain non-public, unaudited, non-GAAP, stand-alone financial forecasts that were prepared by management of Katapult for internal purposes of assessing a possible strategic transaction, and not for public disclosure. We refer to these forecasts as the “Katapult Management Unaudited Projections”.
The Katapult Management Unaudited Projections were prepared by Katapult’s senior management treating Katapult on a stand-alone basis based on assumptions they considered to be reasonable based on facts known at such time, assume that the Lenders would grant Katapult waivers of default under its credit facility, and do not take into account the transactions contemplated by the Merger Agreement, including any costs incurred in connection with the Katapult Stock Issuance and the Mergers or the other transactions contemplated by the Merger Agreement or any changes to Katapult’s operations or strategy that may be implemented after the completion of the Mergers. As a result, actual results likely will differ, and may differ materially, from those contained in the Katapult Management Unaudited Projections.
In connection with the evaluation of the Katapult Stock Issuance and the Mergers, Katapult also received from Aaron’s management and CCFI management certain unaudited prospective financial information concerning Aaron’s and CCFI on a standalone basis for fiscal years 2025 to 2029, referred to as the “Aaron’s Management Unaudited Projections” and the “CCFI Management Unaudited Projections”. The Aaron’s Management Unaudited Projections and the CCFI Management Unaudited Projections were provided to the Katapult Board in connection with its consideration of the Katapult Stock Issuance and the Mergers. Katapult management and the Katapult Board also directed Guggenheim Securities to use and rely on the Aaron’s Management Unaudited Projections and the CCFI Management Unaudited Projections for purposes of its financial analysis of the Katapult Stock Issuance and the Mergers.
The information and table set forth below is included solely to give Katapult stockholders access to the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections and the CCFI Management Unaudited Projections that were made available to the Katapult Board and Guggenheim Securities in connection with the Katapult Stock Issuance and the Mergers and is not included in this proxy statement/prospectus in order to influence any Katapult stockholder to make any investment decision with respect to the Katapult Stock Issuance and the Mergers, or for any other purpose. None of the Katapult Management Unaudited Projection, the Aaron’s Management Unaudited Projections or the CCFI Management Unaudited Projections are, and should not be viewed as, public guidance or targets.
The following tables summarize the Katapult Management Unaudited Projections.
	Katapult Income Statement
	Historical	Projected
	2024	2025	2026	2027	2028	2029	2030
	($ in MM)
Gross Originations	$237.3	$289.2	$376.0	$451.2	$518.8	$570.7	$627.8
Revenue	$247.2	$294.5	$373.7	$462.2	$536.9	$590.5	$649.6
Gross Profit	$45.8	$51.6	$67.3	$85.6	$98.5	$108.4	$119.2
Income (Loss) from Operations	$(8.1)	$(3.8)	$3.8	$13.2	$18.0	$19.8	$21.8
Net Income (Loss)	$(25.9)	$(30.6)	$(9.6)	$2.7	$5.7	$6.4	$7.2
EBITDA	$(5.7)	$(4.0)	$5.3	$14.6	$19.8	$22.0	$24.4
Company Adjusted EBITDA(1)	$4.8	$8.8	$17.2	$27.8	$33.7	$35.7	$39.0
Adjusted EBITDA(2)	$2.5	$7.2	$13.1	$24.3	$30.8	$33.7	$37.0

(1)
Company Adjusted EBITDA, a non-GAAP metric, is EBITDA plus provision for impairment, stock compensation, interest income, gain/loss on issuance of shares, litigation settlement and other related expenses, debt refinance costs, transaction costs and changes in fair value of warrants and derivative liability.

(2)
Adjusted EBITDA, a non-GAAP metric, was calculated by Guggenheim Securities, at the direction of Katapult management, by deducting from Company Adjusted EBITDA the provision for impairment to arrive at a measure that better approximates cash generation.

Based on the foregoing, Katapult’s unlevered free cash flow is as follows:
	Projected
	2026	2027	2028	2029	2030
	($ in MM)
Unlevered Free Cash Flow(1)	$2.2	$18.8	$29.0	$31.5	$34.6

(1)
Unlevered free cash flow, a non-GAAP financial measure, is the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and after giving effect to positive or negative changes in net working capital.

	Katapult Balance Sheet
	Historical	Projected
	2024	2025	2026	2027	2028	2029	2030
	($ in MM)
Total Current Assets	$90.4	$104.9	$111.7	$136.3	$166.8	$199.2	$234.9
Total Assets	$93.2	$107.7	$114.5	$139.0	$169.5	$201.9	$237.7
Total Current Liabilities	$138.7	$23.9	$18.9	$17.5	$18.9	$19.9	$20.9
Total Liabilities	$140.0	$111.9	$121.7	$133.7	$146.9	$160.2	$174.7
Total Stockholders’ Equity (Deficit)	$(46.8)	$(4.2)	$(7.2)	$5.3	$22.6	$41.7	$63.0
Total Liabilities and Stockholders’ Equity (Deficit)	$93.2	$107.7	$114.5	$139.0	$169.5	$201.9	$237.7
The following table summarizes the Aaron’s Management Unaudited Projections.
	Historical	Projected
	2024	2025	2026	2027	2028	2029
	($ in MM)
Revenue	$2,046	$2,045	$2,188	$2,286	$2,374	$2,470
Operating Expenses	$1,098	$1,041	$1,069	$1,092	$1,119	$1,148
Gross Profit	$1,073	$1,087	$1,183	$1,259	$1,320	$1,377
Adjusted EBITDA(1)	$103	$145	$188	$218	$242	$269

(1)
Adjusted EBITDA, a non-GAAP metric, reflects typical non-cash and interest expenses alongside impacts from separation, acquisition-related, restructuring, and non-GAAP inventory fair value adjustments.

The following table summarizes the CCFI Management Unaudited Projections.
	Historical	Projected
	2024	2025	2026	2027	2028	2029
	($ in MM)
Revenue	$1,765	$1,776	$1,801	$1,839	$1,871	$1,908
Operating Expenses	$984	$950	$937	$949	$960	$973
Gross Profit	$1,211	$1,188	$1,209	$1,232	$1,251	$1,276
Adjusted EBITDA	$319	$312	$321	$334	$342	$354
Management Assumed Synergies
Katapult management, Aaron’s management and CCFI management jointly developed and provided to their respective boards and financial advisors prospective financial information relating to the estimated approximately $54 million revenue synergies expected to be realized by the combined company in the four years post-Closing through 2029 when the companies are fully integrated, and related costs of such synergies of approximately $128 million (the “Assumed Synergies”). Katapult management, Aaron’s management and CCFI management estimated, among other things, that the aggregate cost of achieving the projected synergies would be approximately $5 million phased in over the course of four fiscal years, with approximately $2 million in the first fiscal year following the anticipated Closing Date (as defined in the Merger Agreement) (“Assumed Costs” and together with the Assumed Synergies, the “Management Assumed Synergies”). The

Management Assumed Synergies were provided to Guggenheim Securities, who was directed by Katapult management and the Katapult Board to use and rely upon such Management Assumed Synergies for purposes of its financial analysis and fairness opinion. The Management Assumed Synergies were provided to J.P. Morgan, who used and relied upon such Management Assumed Synergies for purposes of calculating the Unaudited Pro Forma Projections (as defined below).
See “General Information Regarding the Forecasts” beginning on page 155 for further information regarding the uncertainties underlying the synergies, which section shall be read to apply to the Management Assumed Synergies to the same extent as the Katapult Management Unaudited Projections, as applicable, as well as “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 0 and 26, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Katapult Stock Issuance and the Mergers.
Certain Pro Forma Financial Information
Katapult, Aaron’s and CCFI provided to and approved for Guggenheim Securities’ and J.P. Morgan’s use certain non-public unaudited pro forma financial information for fiscal years 2025 through 2029 (the “Unaudited Pro Forma Projections”) that were based on, among other things, the Katapult Management Unaudited Projections, the Aaron’s Management Unaudited Projections, the CCFI Management Unaudited Projections and Management Assumed Synergies, taking into account the Katapult Stock Issuance and the Mergers. The following table presents a summary of the Unaudited Pro Forma Projections.
	Projected
	2025	2026	2027	2028	2029
	($ in MM)(1)
Revenue	$4,115	$4,366	$4,602	$4,800	$4,987
Operating Expenses	$3,835	$3,962	$4,094	$4,229	$4,374
Adjusted EBITDA(2)	$463	$536	$622	$675	$717
Net Income	$7	$69	$147	$192	$223
Levered Free Cash Flow (before debt repayment)(3)	$14	$151	$259	$275	$317
Levered Free Cash Flow (after mandatory debt repayment)(4)	$(20)	$119	$245	$219	$274
Unlevered Free Cash Flow(5)	N/A	$511.7	$544.1	$596.4	$622.2

(1)
All figures other than revenue, operating expenses and net income are non-GAAP.

(2)
Adjusted EBITDA (before debt repayment) is calculated by adding depreciation and amortization and respective EBITDA adjustments to the relevant company’s operating income.

(3)
Levered Free Cash Flow (before debt repayment) is the relevant company’s net income plus cash tax adjustments, depreciation and amortization, amortized financing costs, non-cash add-backs, new debt facility issuance, PIK interest and CCFIs’ net loan originations (net of provision for loan Losses), less the unadjusted change in net working capital, capital expenditures, transactions fees, Aaron’s sales tax penalty, CCFI dividend, accrued Aaron’s dividend and respective debt refinancing fees.

(4)
Levered Free Cash Flow (after mandatory debt repayment) is calculated by subtracting mandatory debt repayments from Levered Free Cash Flow (before debt repayment).

(5)
Unlevered free cash flow, a non-GAAP financial measure, is the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and after giving effect to positive or negative changes in net working capital.

General Information Regarding the Forecasts
The Katapult Management Unaudited Projections, Aaron’s Management Unaudited Projections, CCFI Management Unaudited Projections and Unaudited Pro Forma Projections (the “Projections”) were not prepared with a view toward public disclosure or toward complying with GAAP, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The non-GAAP financial measures used in the Projections were approved by respective managements and boards of directors or managers, as applicable, of each company for use by Guggenheim Securities in connection with the opinion delivered by Guggenheim Securities to the Katapult Board and were relied upon by each of the Transaction Committee and Katapult Board in connection with its consideration of the Katapult Stock Issuance and the Mergers. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to the Projections if used in connection with a proposed business combination like the Mergers if the disclosure is included in a document like this proxy statement/prospectus. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not relied upon by Guggenheim Securities for purposes of its opinion or by each of the Transaction Committee and Katapult Board in connection with its consideration of the Katapult Stock Issuance and the Mergers. Accordingly, Katapult has not provided reconciliations of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections contain certain non-GAAP financial measures that the companies believe are helpful in understanding each of their past financial performance and projected future results. Each of the companies’ managements regularly use a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting, and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While the companies believe that these non-GAAP financial measures in the Projections provide meaningful information to help investors understand the operating results and to analyze each company’s respective financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of the companies’ competitors, and may not be directly comparable to similarly titled measures of such competitors due to potential differences in the exact method of calculation. The Projections may differ from published analyst estimates and forecasts, assume that the Lenders would grant Katapult waivers of default under its credit facility, and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger Agreement. Furthermore, the Projections do not take into account the effect of any failure to complete the Katapult Stock Issuance and the Mergers and should not be viewed as accurate or applicable in that context.
While the Projections are presented with numerical specificity, the Projections were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, economic, market, and financial conditions, and additional matters specific to each company’s business, or which are difficult to predict but subject to significant economic and competitive uncertainties) that are inherently uncertain and may be beyond each company’s management’s control. Further, given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The ability to achieve the performance contemplated by the Projections depends on, in part, whether or not strategic goals, objectives, and targets are reached over the applicable period. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive, and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including, among other things, each company’s ability to achieve strategic goals, objectives, and targets over applicable periods, the inherent uncertainty of the business and economic conditions affecting the industry in which they operate, and the risks and uncertainties described in the section “Cautionary Note Regarding Forward-Looking Statements” beginning on page 0 and “Risk Factors” beginning on page 26, all of which are difficult or impossible to predict accurately and many of which are beyond their respective control. The Projections also reflect assumptions by each company’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised respective prospects for their business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared. Modeling and forecasting the future performance of a company is a highly speculative endeavor. Since the Projections cover a long period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of each company’s services.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may differ, and may differ materially, from those shown. The Projections included in this proxy statement/prospectus should not be regarded as an indication that any of Katapult, CCFI, Aaron’s, Guggenheim Securities or any of their respective affiliates, officers, directors, advisors, or other representatives considered or consider the Projections necessarily predictive of actual future events, and the Projections should not be relied upon as such. None of Katapult, CCFI, Aaron’s, Guggenheim Securities, or any of their respective affiliates, officers, directors, advisors, or other representatives, can give any assurance that actual results will not differ from the Projections. None of Katapult, CCFI, Aaron’s, Guggenheim Securities, or any of their respective affiliates, officers, directors, advisors, or other representatives, has made or makes any representation to any stockholder or other person regarding the ultimate performance of Katapult, CCFI, Aaron’s or the combined organization compared to the information contained in the Projections or that forecasted results will be achieved.
In addition, the Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this proxy statement/prospectus, and except as required by applicable securities laws, none of Katapult, CCFI or Aaron’s intends to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
The Projections were prepared by, and are the responsibility of, each company’s respective managements. Neither Ernst & Young LLP, Grant Thornton LLP nor any other independent accountants have audited, reviewed, examined, compiled, or applied any agreed-upon procedures with respect to the Projections contained herein and, accordingly, neither Ernst & Young LLP nor Grant Thornton LLP expresses any opinion or any other form of assurance with respect thereto or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information. The Grant Thornton LLP report included in this proxy statement/prospectus relates to Katapult’s previously issued financial statements included in this proxy statement/prospectus, and does not extend to the Katapult Management Unaudited Projections and should not be read to do so.
Certain Relationships between Katapult, Aaron’s and CCFI
Except as described in the section titled “Background of the Mergers” in this proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current fiscal year of Katapult and, Aaron’s and CCFI or the five immediately preceding fiscal years of Katapult and, Aaron’s and CCFI, between Katapult or its affiliates, on the one hand, and Aaron’s and CCFI or their affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.
Opinion of Katapult’s Financial Advisor
Overview
The Katapult Board retained Guggenheim Securities as its financial advisor in connection with Katapult’s exploration of strategic and financial alternatives. In selecting Guggenheim Securities as its financial advisor, the Katapult Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the lease-to-own financing sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.
At the December 11, 2025 meeting of the Katapult Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Katapult Board to the effect that, as of December 11, 2025 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Katapult Stock Issuance was fair, from a financial point of view, to Katapult.
This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex D to this proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.
In rendering its opinion, Guggenheim Securities did not express any view or opinion as to (i) the prices at which the Katapult Common Stock or other securities or financial instruments of or relating to Katapult, Aaron’s or CCFI may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Katapult, Aaron’s, CCFI, their respective securities or other financial instruments or the Mergers or any financing or refinancing by Katapult in connection therewith or (iii) the impact of the Mergers on the solvency or viability of Katapult, Aaron’s or CCFI or the ability of Katapult, Aaron’s or CCFI to pay their respective obligations when they come due.
In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this proxy statement/prospectus):
•
was provided to the Katapult Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Katapult Stock Issuance;

•
did not constitute a recommendation to the Katapult Board with respect to the Mergers;

•
does not constitute advice or a recommendation to any holder of Katapult Common Stock as to how to vote or act in connection with the Mergers or otherwise;

•
did not address Katapult’s underlying business or financial decision to pursue or effect the Mergers, the relative merits of the Mergers as compared to any alternative business or financial strategies that might exist for Katapult, any financings or refinancings by Katapult or the effects of any other transaction in which Katapult might engage;

•
addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Katapult Stock Issuance to Katapult to the extent expressly specified in such opinion;

•
expressed no view or opinion as to (i) any other term, aspect or implication of (y) the Mergers (including, without limitation, the form or structure of the Mergers) or the Merger Agreement or (z) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Mergers, (ii) the Hawthorn Transaction or (iii) the fairness, financial or otherwise, of the Mergers to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Katapult, Aaron’s or CCFI; and

•
expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Katapult’s, Aaron’s or CCFI’s directors, managers, officers or employees, or any class of such persons, in connection with the Mergers relative to the Katapult Stock Issuance or otherwise.

In connection with rendering its opinion, Guggenheim Securities:
•
Reviewed a draft of the Merger Agreement dated as of December 11, 2025;

•
Reviewed certain publicly available business and financial information regarding Katapult;

•
Reviewed certain non-public business and financial information regarding Katapult’s business and future prospects (including (i) certain financial projections for Katapult for the years ending

December 31, 2025 through December 31, 2030 (the “Katapult-Provided Financial Projections”), (ii) a weekly liquidity analysis for Katapult for August 2025 through December 2026 (the “Liquidity Analysis”) and (iii) certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by Katapult’s senior management (collectively with the Synergy Estimates (as defined below), the “Katapult-Provided Information”);
•
Specifically took into account the Special Situational Factors (as described below);

•
Reviewed certain non-public business and financial information regarding Aaron’s and its business and future prospects (including certain financial projections for Aaron’s on a stand-alone basis for the years ending December 31, 2025 through December 31, 2029 (the “Aaron’s-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by Aaron’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by Katapult’s senior management (collectively, the “Aaron’s-Provided Information”);

•
Reviewed certain non-public business and financial information regarding CCFI and its business and future prospects (including certain financial projections for CCFI on a stand-alone basis for the years ending December 31, 2025 through December 31, 2029 (the “CCFI-Provided Financial Projections” and, together with the Katapult-Provided Financial Projections and the Aaron’s-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for Guggenheim Securities’ use by CCFI’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by Katapult’s senior management (collectively, the “CCFI-Provided Information”);

•
Reviewed certain estimated revenue enhancements, cost savings and other combination benefits expected to result from the Mergers and estimated costs to achieve the same (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared by, discussed with and approved for Guggenheim Securities’ use by Katapult’s senior management, Aaron’s senior management and CCFI’s senior management;

•
Discussed with Katapult’s senior management their strategic and financial rationale for the Mergers as well as their views of (i) Katapult’s, Aaron’s and CCFI’s respective businesses, operations, historical and projected financial results and future prospects, (ii) Katapult’s current and prospective financial condition, liquidity, funding needs and access to capital, (iii) the commercial, competitive and regulatory dynamics in the lease-to-own financing sector and (iv) the operational and financial risks and uncertainties attendant to not pursuing the Mergers;

•
Discussed with Aaron’s senior management their views of Aaron’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the lease-to-own financing sector;

•
Discussed with CCFI’s senior management their views of CCFI’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the consumer lending sector;

•
Performed discounted cash flow analyses based on the Financial Projections and the Synergy Estimates;

•
Reviewed the valuation and financial metrics of certain precedent mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Mergers;

•
Reviewed the historical prices, certain trading multiples and the trading activity of the Katapult Common Stock;

•
Compared the respective financial performance of Katapult, Aaron’s and CCFI and certain trading multiples and the trading activity of the Katapult Common Stock with corresponding data for certain publicly traded companies that Guggenheim Securities deemed relevant in evaluating Katapult, Aaron’s and CCFI;

•
Reviewed the pro forma financial results, financial condition and capitalization of Katapult giving effect to the Mergers; and

•
Conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

More specifically, in evaluating Katapult, the Mergers and the Katapult Stock Issuance, Guggenheim Securities considered, relied upon and assumed certain special situational factors (as communicated to Guggenheim Securities by Katapult’s senior management, the “Special Situational Factors”) that have impacted or may in the future impact Katapult’s projected financial results, current and prospective financial condition, liquidity, funding needs, access to capital and future prospects, including among others:
•
Katapult’s senior management had, over the course of the last twelve months preceding the date of Guggenheim Securities’ opinion, repeatedly revised downward its expectations regarding the projected financial results of Katapult;

•
Katapult’s September 30, 2025 financial statements included a note disclosing substantial doubt about Katapult’s ability to continue as a going concern through September 30, 2026 and, while in November 2025 Katapult received proceeds from a preferred stock financing transaction, the Liquidity Analysis indicated that by March 2026, Katapult was expected to have very limited liquidity;

•
Katapult was in default under its credit facility and while the lenders under the credit facility granted a limited waiver of such default in connection with the execution of the Merger Agreement, Katapult’s senior management believed that the lenders would not be willing to grant such a waiver in the absence of Katapult entering into an agreement for a strategic transaction; and

•
During the course of Guggenheim Securities’ engagement, Guggenheim Securities was asked by the Katapult Board to solicit indications of interest from various potential third-party transaction counterparties regarding a potential extraordinary corporate transaction with or involving Katapult. Guggenheim Securities contacted 31 such potential counterparties and, as of the date of its opinion, the proposed Mergers were the only proposal available to Katapult that the Katapult Board believed was actionable.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:
•
Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Katapult, Aaron’s or CCFI (including, without limitation, the Katapult-Provided Information, the Aaron’s-Provided Information and the CCFI-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Katapult-Provided Information, the Aaron’s-Provided Information or the CCFI-Provided Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates or any other forward-looking information provided by Katapult, Aaron’s or CCFI or the assumptions upon which any of the foregoing were based and (iii) relied upon the assurances of Katapult’s senior management (in the case of the Katapult-Provided Information) that they were and assumed that Aaron’s senior management (in the case of the Aaron’s-Provided Information) and CCFI’s senior management (in the case of the CCFI-Provided Information) were unaware of any facts or circumstances that would make the Katapult-Provided Information, the Aaron’s-Provided Information or the CCFI-Provided Information incomplete, inaccurate or misleading.

•
Guggenheim Securities (i) was advised by Katapult’s senior management, and assumed, that the Katapult-Provided Financial Projections and the Synergy Estimates were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Katapult’s senior management as to the expected future performance of Katapult on a stand-alone basis and the expected amounts and realization of the Synergies, (ii) at the Katapult Board’s direction, assumed that the Aaron’s-Provided Financial Projections were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Aaron’s senior management as to the expected future performance of Aaron’s on a stand-alone basis, (iii) at the Katapult Board’s direction, assumed that the CCFI-Provided Financial Projections were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of CCFI’s senior management as to the expected future performance of CCFI on a stand-alone basis, (iv) was advised by Katapult’s senior management, and assumed, that the Katapult-Provided Financial Projections, the Liquidity Analysis, the Synergy Estimates, the Aaron’s-Provided Financial Projections and the CCFI-Provided Financial Projections were reviewed by Katapult’s Board of Directors with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion, (v) at the Katapult Board’s direction, did not attribute any value to any net operating losses of Katapult for purposes of Guggenheim Securities’ analyses and opinion and (vi) at the Katapult Board’s direction, assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties were reasonable and reliable.
Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:
•
Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Katapult, Aaron’s, CCFI or any other entity or the solvency or fair value of Katapult, Aaron’s, CCFI or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•
Guggenheim Securities did not make an independent evaluation of and rendered no opinion regarding the fair market value of any properties held for lease or the credit quality of any lease or portfolio of leases, nor did Guggenheim Securities conduct any review of the asset, lease or underwriting files of Katapult, Aaron’s, CCFI or any other entity.

•
Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Katapult’s senior management and Katapult’s other professional advisors with respect to such matters. Guggenheim Securities assumed that the Mergers will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code, and that for such purposes the Mergers, together with the Aaron’s MIP Exchange the CCFI MIP Exchange as part of an integrated transaction, will qualify as an “exchange” within the meaning of Section 351 of the Code. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Mergers to Katapult, Aaron’s, CCFI or their respective securityholders.

•
Guggenheim Securities further assumed that:

•
In all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) Katapult, Merger Sub 1, Merger Sub 2, Aaron’s and CCFI will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of Katapult, Merger Sub 1, Merger Sub 2, Aaron’s and CCFI contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Mergers would be satisfied without any waiver, amendment or modification thereof; and

•
The Mergers will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Katapult or the Mergers (including their contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses and opinion.

Summary of Financial Analyses
Overview of Financial Analyses
This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Katapult Board in connection with Guggenheim Securities’

rendering of its opinion. Such presentation to the Katapult Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein.
Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.
The preparation of a fairness opinion is a complex process and involves various professional judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.
In arriving at its opinion, Guggenheim Securities:
•
based its financial analyses on various assumptions, including assumptions concerning general economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Katapult, Aaron’s, CCFI and Guggenheim Securities;

•
did not form a view or opinion as to whether any individual financial analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•
considered the results of all its financial analyses and did not attribute any particular weight to any one financial analysis or factor; and

•
ultimately arrived at its opinion based on the results of all its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Katapult Stock Issuance to Katapult to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:
•
Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•
None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to Katapult, Aaron’s and CCFI, and none of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Mergers. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to Katapult, Aaron’s and CCFI and the Mergers based on Guggenheim Securities’ familiarity with the lease-to-own financing sector in the United States.

•
In any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis are not mathematical. Rather, such analyses involve complex considerations and professional judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which Katapult, Aaron’s and CCFI were compared and the selected precedent merger and acquisition transactions to which the Mergers were compared.

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Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

•
Unless otherwise noted below, all stock price data is as of December 10, 2025.

Certain Definitions
Throughout this “Summary of Financial Analyses,” the following defined terms are used in connection with Guggenheim Securities’ various financial analyses:
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Adj. EBITDA: means the relevant company’s non-GAAP operating earnings before corporate interest expense, taxes, depreciation and amortization, stock-based compensation expense and other one-time costs.

•
Equity value: represents the relevant company’s (i) gross equity value (y) based on outstanding common shares or common units held by third parties, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares or units issuable upon the conversion or exercise of all in-the-money convertible securities, rights, options and/or warrants to purchase or receive stock or units times (z) the relevant company’s share or unit price less (ii) the cash proceeds from the assumed exercise of all in-the-money rights, options and warrants to purchase or receive stock or units.

•
Enterprise value: represents the relevant company’s equity value plus (i) the principal or face amount of total debt and preferred shares or units plus non-controlling interests and less (ii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items and the book value of equity investments.

•
Unlevered free cash flow: means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and after giving effect to positive or negative changes in net working capital.

Katapult Stand-Alone Financial Analyses
Recap of Katapult Stand-Alone Financial Analyses.   In evaluating Katapult in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis and selected publicly traded companies analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed selected precedent merger and acquisition transactions and the historical stock price range for Katapult Common Stock.
Recap of Katapult Stand-Alone Financial Analyses
Katapult Closing Stock Price as of 12/10/2025	$6.32
	Reference Range for Katapult on a Stand-Alone Basis
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$12.50	$16.45
Selected Publicly Traded Companies Analysis	1.94	11.42
For Informational Reference Purposes
Selected Precedent M&A Transactions Analysis	$1.94	$6.68
Katapult’s Stock Price Range During Past Year	5.08	24.34
Katapult’s Stock Price Range Since Hawthorn Transaction	5.50	12.00
Katapult Discounted Cash Flow Analysis.   Guggenheim Securities performed a stand-alone discounted cash flow analysis of Katapult based on projected unlevered free cash flows (after deduction of stock-based compensation) for Katapult and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to Katapult:
•
Guggenheim Securities utilized the Katapult-Provided Financial Projections as provided and approved for Guggenheim Securities’ use by Katapult’s senior management and assuming that Katapult did not pay income taxes through the end of 2030.

•
Guggenheim Securities used a two-stage discount rate methodology based on (i) a discount rate range of 16.50% – 18.50% based on its estimate of Katapult’s weighted average cost of capital through 2030 utilizing a range of methodologies for calculating the weighted average cost of capital of distressed companies and (ii) a discount rate range of 12.25% – 14.25% for the terminal period based on its estimate of Katapult’s normalized terminal weighted average cost of capital.

•
In estimating Katapult’s terminal/continuing value, Guggenheim Securities used a reference range of perpetual growth rates of Katapult’s terminal year normalized after-tax unlevered free cash flow of 2.00% – 3.00%.

Guggenheim Securities’ discounted cash flow analysis resulted in an overall reference range of implied equity values of $12.50 – $16.45 per share for purposes of evaluating the Katapult Common Stock on a stand-alone intrinsic-value basis.
Katapult Selected Publicly Traded Companies Analysis.   Guggenheim Securities reviewed and analyzed Katapult’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for Katapult and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research consensus estimates and each company’s most recent publicly available financial filings), which are summarized in the table below:
Katapult Selected Publicly Traded Companies Analysis
Trading Enterprise Value / 2027E EBITDA
Katapult	5.2x
Tier 1 Publicly Traded Companies
Enova International	7.8x
Prog Holdings	5.9
Upbound Group	4.0
OppFi	5.2
Tier 2 Publicly Traded Companies
OneMain Holdings	7.2x
FirstCash Holdings	9.5
Regional Management	4.6
Statistical Summary
Median	5.6x
Mean	6.1x
In performing its selected publicly traded companies analysis with respect to Katapult, Guggenheim Securities selected, based on its professional judgment, an enterprise value / forward EBITDA multiple range of 5.0x – 7.0x based on 2027E Adj. EBITDA. For purposes of its selected publicly traded companies analysis, Guggenheim Securities calculated Katapult’s Adj. EBITDA based on the Katapult-Provided Financial Projections. Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of implied equity values of $1.94 – $11.42 per share for purposes of evaluating Katapult common Stock on a stand-alone public market trading basis.

Other Katapult Stand-Alone Financial Reviews and Analyses Solely for Informational Reference Purposes
In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.
Selected Precedent Merger and Acquisition Transactions Analysis.   Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions in the non-prime consumer finance sector for targets focused on short-term financing solutions and lease-to-own, with publicly available information that were announced in or after January 2020 that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples based on Wall Street equity research consensus estimates, each company’s most recent publicly available financial filings and certain other publicly available information. Based on its judgment and experience, Guggenheim Securities focused on three transactions that Guggenheim Securities determined were most similar to the Mergers and Guggenheim Securities selected a reference range of transaction multiples of 5.0x – 6.0x EV / EBITDA for the twelve months immediately following the then-current fiscal year and applied this range to Katapult’s 2027E Adj. EBITDA to calculate a reference range of implied Katapult share prices of $1.94 – $6.68 per share of Katapult Common Stock.
Katapult Stock Price Trading History During Past Year.   Guggenheim Securities reviewed Katapult’s stock price trading history for the period beginning December 10, 2024 and ended December 10, 2025. Guggenheim Securities noted that the range of low and high trading prices during such period was $5.08 – $24.34.
Katapult Stock Price History Since Hawthorn Transaction.   Guggenheim Securities reviewed Katapult’s stock price trading history for the period beginning November 4, 2025, the first trading day after the announcement of the [Hawthorn Transaction], and ending December 10, 2025. Guggenheim Securities noted that the range of low and high trading prices during such period was $5.50 – $12.00.
Aaron’s / CCFI Stand-Alone Financial Analyses
Recap of Aaron’s / CCFI Stand-Alone Financial Analyses.   In evaluating Aaron’s and CCFI in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis and selected publicly traded companies analysis.
Recap of Aaron’s / CCFI Stand-Alone Financial Analyses
	Implied Equtiy Value Reference Range for Aaron’s / CCFI on a Stand-Alone Basis (MM)
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$3,609.1	$5,436.2
Selected Publicly Traded Companies Analysis	1,450.7	2,627.1
Aaron’s / CCFI Discounted Cash Flow Analysis.   Guggenheim Securities performed a stand-alone discounted cash flow analysis of Aaron’s and CCFI based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for Aaron’s and CCFI and an estimate of their combined terminal/continuing value at the end of the projection horizon.
In performing its discounted cash flow analyses with respect to Aaron’s and CCFI:
•
Guggenheim Securities utilized the Aaron’s-Provided Financial Projections and the CCFI-Provided Financial Projections, in each case, as provided by Aaron’s senior management (in the case of the

Aaron’s-Provided Financial Projections) and CCFI’s senior management (in the case of the CCFI-Provided Financial Projections) and approved for Guggenheim Securities’ use by Katapult’s senior management.
•
Guggenheim Securities used a discount rate range of 10.50% – 12.50% based on its estimate of Aaron’s and CCFI’s combined weighted average cost of capital.

•
In estimating Aaron’s and CCFI’s combined terminal/continuing value, Guggenheim Securities used a reference range of combined perpetual growth rates of Aaron’s and CCFI’s terminal year normalized after-tax unlevered free cash flow of 2.00% – 3.00%.

Guggenheim Securities’ discounted cash flow analyses resulted in an overall reference range of implied equity values for Aaron’s and CCFI on a combined basis of $3,609 – $5,436.2 million.
Aaron’s / CCFI Selected Publicly Traded Companies Analysis.   In performing its selected publicly traded companies analysis with respect to Aaron’s and CCFI, Guggenheim Securities utilized the same enterprise value / forward EBITDA multiple range as Katapult’s, as further described above under the caption “Katapult Stand-Alone Financial Analyses — Katapult Selected Publicly Traded Companies Analysis”. Guggenheim Securities’ selected publicly traded companies analysis resulted in an overall reference range of equity values for Aaron’s and CCFI on a combined basis of $1,450.7 – $2,627.1 million.
Implied Ownership Analysis
Guggenheim Securities calculated implied ownership ranges utilizing the implied valuation ranges for Katapult and Aaron’s and CCFI derived from (i) the stand-alone discounted cash flow analyses described above under the captions “Katapult Stand-Alone Financial Analyses — Katapult Discounted Cash Flow Analysis” and “Aaron’s / CCFI Stand-Alone Financial Analyses — Aaron’s / CCFI Discounted Cash flow Analysis” and (ii) the stand-alone selected publicly traded companies analyses described above under the captions “Katapult Stand-Alone Financial Analyses — Katapult Publicly Traded Companies Analysis” and “Aaron’s / CCFI Stand-Alone Financial Analyses — Aaron’s / CCFI Selected Publicly Traded Companies Analysis.” With respect to any indicated reference range of implied ownership, the low implied ownership was calculated by dividing the low end of the implied valuation range for Katapult by the high end of the implied valuation range for Aaron’s and CCFI and the high implied ownership was calculated by dividing the high end of the implied valuation range for Katapult by the low end of the implied valuation range for Aaron’s and CCFI. The following table summarizes the implied ownership reference ranges derived using each of the foregoing financial methodologies.
Implied Ownership Analysis
Katapult Pro Forma Ownership	6.00%
	Katapult Implied Ownership Range
Financial Analyses	Low	High
Discounted Cash Flow Analysis	2.4%	4.6%
Selected Publicly Traded Companies Analysis	0.5	3.9
Equity Value Contribution Analyses
Guggenheim Securities performed equity contribution analyses to compare the transaction-implied ownership percentage in the pro forma combined organization attributable to the pre-merger holders of the Katapult Common Stock to the transaction-implied ownership percentage in the pro forma combined organization attributable to the pre-merger holders of the Aaron’s and CCFI equity interests using both a discounted cash flow (intrinsic value) approach and a market-based approach.
For the discounted cash flow (intrinsic value) approach, Guggenheim Securities calculated the transaction-implied ownership percentages in the pro forma combined organization for the pre-merger holders of the Katapult Common Stock and the pre-merger holders of the Aaron’s and CCFI equity interests, respectively, by comparing (i) the mid-point implied equity value of Katapult derived under the stand-alone discounted cash flow analysis for Katapult as described above under the caption “Katapult Stand-Alone Financial Analyses — Katapult Discounted Cash Flow Analysis” and (ii) the mid-point implied equity value of Aaron’s and CCFI on a combined basis calculated under the stand-alone discounted cash flow analysis for Aaron’s and CCFI as described above under the caption “Aaron’s / CCFI Stand-Alone Financial Analyses — Aaron’s / CCFI Discounted Cash Flow Analysis”, respectively, to (iii) the sum of such implied equity values as well as the sum of such implied equity values plus the Synergies.
For the market-based approach, Guggenheim Securities calculated the transaction-implied ownership percentages in the pro forma combined organization for the pre-merger holders of the Katapult Common Stock and the pre-merger holders of the Aaron’s and CCFI equity interests, respectively, by comparing (i) the mid-point implied equity value of Katapult derived under the stand-alone publicly traded companies analysis for Katapult as described above under the caption “Katapult Stand-Alone Financial Analyses — Katapult Selected Publicly Traded Companies Analysis” and (ii) the mid-point implied equity value of Aaron’s and CCFI on a combined basis calculated under the stand-alone selected publicly traded companies analysis for Aaron’s and CCFI as described above under the caption “Aaron’s / CCFI Stand-Alone Financial Analyses — Aaron’s / CCFI Selected Publicly Traded Companies Analysis”, respectively, to (iii) the sum of such implied equity values as well as the sum of such implied equity values plus the Synergies.
The results of such equity contribution analyses are indicated in the table below:
Katapult and Aaron’s / CCFI Equity Value Contribution Analysis
Katapult Pro Forma Ownership	6.0%
Financial Analyses	Katapult	Aaron’s / CCFI	Synergies	Notional Going-In Premium
DCF Approach:
Without Synergies	3.3%	96.7%	—	73.3%
With Synergies	3.2	91.9	5.0%
Market Based Approach:
Without Synergies	1.7%	98.3%	—	263.1%
With Synergies	1.6	95.6	2.8%
Value Proposition Analysis (Pro Forma Intrinsic Valuation)
Guggenheim Securities performed a value proposition analysis on a pro forma intrinsic value basis to compare the implied discounted cash flow equity value of Katapult on a stand-alone basis to the implied discounted cash flow equity value of the stake the pre-merger common stockholders of Katapult would hold in the combined organization on a pro forma basis giving effect to the Mergers.
Guggenheim Securities calculated the implied discounted cash flow equity value of Katapult on a stand-alone basis using the midpoint of the implied stand-alone discounted cash flow equity values for Katapult derived as described above under the caption “Katapult Stand-Alone Financial Analyses — Katapult Discounted Cash Flow Analysis”. Guggenheim Securities then calculated the implied discounted cash flow equity value of Aaron’s and CCFI on a stand-alone basis using the midpoint of the implied discounted cash flow equity values derived as described above under the caption “Aaron’s / CCFI Stand-Alone Financial Analyses — Aaron’s / CCFI Discounted Cash Flow Analysis”. Guggenheim Securities then calculated an implied discounted cash flow equity value of the combined organization on a pro forma basis giving effect to the Mergers by adding the stand-alone implied discounted cash flow equity values of Katapult and Aaron’s / CCFI calculated as described above, adding estimated synergies (which accounted for both revenue and cost synergies from the Synergy Estimates as well as the benefit of a lower weighted average cost of capital for the pro forma combined organization) and deducted estimated transaction-related expenses.

The results of such value proposition analysis are indicated in the table below:
Value Proposition Analysis (Pro Forma Intrinsic Valuation)
Implied Equity Value
Katapult Stand-Alone	$151
Aaron’s / CCFI Stand-Alone	4,371
Estimated Synergies	321
Estimated Financing and Transaction Fees	(85)
Pro Forma Equity Value	$4,757
Guggenheim Securities noted that the portion of the implied pro forma discounted cash flow equity value of the combined organization attributable to the 6% pro forma ownership to be held by the pre-merger common stockholders of Katapult was $285 million, which was 88.7% higher than the implied discounted cash flow equity value of Katapult on a stand-alone basis of $151 million as calculated above.
Other Considerations
Except as described in the summary above, Katapult did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Mergers were determined through negotiations between Katapult, Aaron’s and CCFI and were approved by the Katapult Board. The decision to enter into the Merger Agreement was solely that of the Katapult Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Katapult Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Katapult Board with respect to the fairness, from a financial point of view, of the Katapult Stock Issuance to Katapult.
Pursuant to the terms of Guggenheim Securities’ engagement, Katapult has agreed to pay a cash transaction fee (based on a percentage of the aggregate value associated with the Mergers) upon consummation of the Mergers, which cash transaction fee currently is estimated to be approximately $6 million. Katapult has previously paid Guggenheim Securities a cash milestone fee of approximately $1 million that became payable upon the rendering of Guggenheim Securities’ opinion, which will be credited against the foregoing cash transaction fee. In addition, Katapult has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.
Aside from Guggenheim Securities’ engagement by Katapult in connection with the Mergers, during the two years prior to the rendering of its opinion, Guggenheim Securities was previously engaged by Katapult to provide certain financial advisory or investment banking services in connection with matters unrelated to the Mergers, for which Guggenheim Securities received (or expects to receive) customary fees. Specifically, during the past two years, Guggenheim Securities acted as financial advisor to Katapult in connection with (i) the August 2025 amendment to Katapult’s debt facilities, for which Guggenheim Securities received aggregate fees of less than $2 million, and (ii) Katapult’s November 2025 preferred stock financing transaction, for which Guggenheim Securities expects to receive a fee of approximately $2 million, which fee is contingent on the successful consummation of the Mergers. Guggenheim Securities has not previously been engaged during the past two years by Aaron’s or CCFI to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may in the future seek to provide Katapult, Aaron’s, CCFI or their respective affiliates with financial advisory and investment banking services unrelated to the Mergers, for which services Guggenheim Securities would expect to receive compensation.
Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and

derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates.
Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates or the Mergers that differ from the views of Guggenheim Securities’ investment banking personnel.
Interests of Directors and Executive Officers in the Mergers
Share Ownership of Certain Beneficial Owners and Directors and Executive Officers of Katapult
The share ownership of certain beneficial owners and directors and executive officers of Katapult is set forth below in the section titled “Principal Stockholders of Katapult”.
Interests of Katapult Directors and Executive Officers in the Mergers
In considering the recommendations of Katapult Board with respect to the Mergers, Katapult stockholders should be aware that Katapult’s directors and executive officers have interests in the Mergers, including financial interests, that may be different from, or in addition to, the interests of the other Katapult stockholders. The Katapult Board was aware of and considered these interests during its deliberations of the merits of the Mergers and in determining to recommend to Katapult stockholders that they vote for the Stock Issuance Proposal. See the section titled “The Mergers — Katapult’s Reasons for the Mergers; Recommendation of the Katapult Board of Directors” in this proxy statement/prospectus. These interests are described in more detail below, and certain of them are quantified in the narrative and tables below.
Katapult’s current non-employee directors are as follows:
Name
Philip K. Bartow
Don Gayhardt
Gregory Zink
Although the SEC disclosure rules require disclosure of any substantial interest of each non-employee director who served on Katapult Board at any time since the beginning of fiscal year 2025, the Board is not aware of any substantial interest regarding the Mergers with respect to the following former non-employee directors of the board of directors: Jeffrey Rubin, Brian Hirsch, Chris Masto, Jane J. Thompson and Joyce Phillips. Any reference to “non-employee director” in this proxy statement shall be a reference to our current non-employee directors set forth in the table above and shall not include any former non-employee director of Katapult.
Katapult’s current executive officers, who are also the named executive officers, are as follows:
Name	Position
Orlando J. Zayas	Chief Executive Officer and Director
Derek Medlin	President & Chief Growth Officer and Director
Nancy Walsh	Chief Financial Officer

Treatment of Katapult Equity and other Incentive Awards
At the closing of the Contemplated Transactions:
•
each outstanding option to purchase shares of Katapult Common Stock granted by Katapult, each outstanding restricted stock unit of Katapult and each outstanding performance share unit of Katapult will remain outstanding in accordance with its terms;

•
each outstanding initial restricted stock unit award under the Katapult 2021 Plan granted to a non-employee director of Katapult (each, a “Katapult Director Initial RSU Grant”) and each outstanding annual restricted stock unit award under the Katapult 2021 Plan granted to a non-employee director of Katapult (each, a “Katapult Director Annual Director RSU Grant”) that is then outstanding (whether or not deferred under the Katapult Holdings, Inc. Non-Employee Directors Deferred Compensation Plan) shall be cancelled and converted into the right to receive cash in an amount equal to (A) the total number of shares of Katapult Common Stock subject to such Katapult Director Initial RSU Grant and Katapult Director Annual RSU Grant immediately prior to the Closing multiplied by (B) the closing price of a share of Katapult Common Stock on NASDAQ (or such other NASDAQ market on which the Katapult Common Stock then trades) on the Closing, which amount shall be paid, net of any applicable withholding taxes, as soon as reasonably practicable after the Closing; and

•
each outstanding long-term performance-based cash award of Katapult (the “Katapult Cash Award”) will continue following the Closing pursuant to the same terms and conditions that applied to the Katapult Cash Awards before the Closing in accordance with the terms and conditions of such Katapult Cash Awards.

Katapult Retention Award
Katapult has awarded a retention award to Derek Medlin in an amount equal to $400,000 in exchange for his commitment to remain employed by Katapult through and following the Closing. The retention award is payable in three installments (less all required withholdings and applicable deductions), with $80,000 paid on January 9, 2026, $160,000 to paid on the Closing Date and $160,000 to be paid on the six-month anniversary of the Closing Date; provided in each case that Mr. Medlin has not been terminated by the Company for Cause (as defined in Mr. Medlin’s Amended and Restated Employment Agreement, dated as of May 4, 2021) and has not voluntarily resigned his employment prior to the date the applicable payment is made. If Mr. Medlin ceases to be an active employee prior to the date that such payment is made for either of the foregoing two reasons, he will not be entitled to payment. The retention award arrangement with Mr. Medlin is not subject to any written agreement. Katapult filed a Form 8-K disclosing the retention award arrangement on January 12, 2026.
Existing Katapult Employment Agreements
Under the terms of the Second Amended and Restated Employment Agreement between Katapult and Orlando Zayas, dated May 4, 2021 (the “Zayas Agreement”), the Amended and Restated Employment Agreement between Katapult and Derek Medlin, dated May 4, 2021 (the “Medlin Agreement”), and the Amended and Restated Employment Agreement between Katapult and Nancy Walsh, dated February 27, 2023, as subsequently amended on May 21, 2024 (as amended, the “Walsh Agreement” and collectively with the Zayas Agreement and the Medlin Agreement, the “NEO Employment Agreements”) and the equity award agreements of each of Messrs. Zayas and Medlin and Ms. Walsh (the “NEOs”) in effect as of the Closing, each NEO is entitled to severance benefits in the event of (i) an involuntary termination of the NEO’s employment without Cause or (ii) a voluntary termination of the NEO’s employment due to an event of “Good Reason,” in each case subject to the NEO’s execution and non-revocation of a general release of claims.
The term “Good Reason” is defined in the NEO Employment Agreements. For Messrs. Zayas and Medlin, “Good Reason” generally includes such events as (i) we require the NEO to be based at any office or location more than thirty (30) miles from their principal place of employment immediately prior to such relocation, (ii) an adverse change in the NEO’s job title or a material reduction in the NEO’s duties or responsibilities; (iii) material reduction in the NEO’s base salary, other than a general reduction in base salary affecting similarly situated senior executives of the Company; or (iv) our breach of their employment agreements in any material respect, or (v) one of our stockholders (collectively with its affiliates) becomes entitled to elect a majority of the members of our Board, other than in connection with a Deemed Liquidation (as defined in the Katapult Charter, as amended from time to time). For Ms. Walsh, her employment agreement provides that the term “Good Reason” generally includes such events as (i) we require her to be based at any office or location more than thirty (30) miles from her principal place of employment immediately prior to such relocation, (ii) a material adverse change in her job title or a material reduction in her duties or responsibilities; (iii) material reduction in her base salary, other than a general reduction in base salary affecting similarly situated senior executives of the Company; or (iv) our breach of the Walsh Employment Agreement in any material respect.
For Messrs. Zayas and Medlin, the term “Cause” is generally defined in their applicable employment agreements as (i) the indictment or conviction of, or plea of nolo contendere to, a felony or any other crime involving financial dishonesty against the Company; (ii) engaging in any act of fraud, gross misconduct, illegality, or unlawful harassment, or the repeated failure by the NEOs to follow the reasonable and lawful directives of our Board or a committee thereof, which, as determined in good faith by our Board, would: (A) materially adversely affect the business or our reputation with its current or prospective customers, suppliers, lenders and/or other third parties with whom such entity does or might do business; or (B) expose us to a risk of civil or criminal legal damages, liabilities or penalties; (iii) material breach of the employment agreements, the proprietary rights agreement or any other written code of ethics or standards of conduct of policies adopted by our Board; and (iv) the willful breach of the NEO’s fiduciary obligations. For Ms. Walsh, the term “Cause” is defined in the Walsh Employment Agreement as (i) the indictment or conviction of, or plea of nolo contendere to, a felony or any other crime involving moral turpitude; (ii) engaging in any act of fraud, misconduct, illegality, or unlawful harassment, embezzlement or misappropriation; (iii) failure by Ms. Walsh to perform her duties; (iv) failure by Ms. Walsh to follow the reasonable and lawful directives of our Chief Executive Officer, Board or a committee thereof or Ms. Walsh’s supervisor; (v) material breach of the Walsh Employment Agreement, the proprietary rights agreement or any other written agreement between us (or any of our affiliates) and Ms. Walsh; (vi) violation of our written policies or code of ethics or standards of conduct policies, including written policies related to discrimination, harassment, performance of illegal or unethical activities and ethical misconduct; and (vii) the breach of Ms. Walsh’s fiduciary obligations. With respect to those circumstances of Cause set forth in the preceding clauses that are reasonably susceptible to cure, Cause shall only exist in cases in which the Company has provided the NEO with written notice of the alleged circumstances of the Cause, and the NEO has failed to cure such condition to the reasonably satisfaction of the Company within thirty (30) days after such written notice.
If an NEO’s termination occurs without Cause or for Good Reason within three (3) months prior, or within twelve (12) months following, a Change in Control (which we refer to as a “CIC Termination” below), the severance benefits are increased, as described below. For each of the NEO Employment Agreements, the term “Change in Control” has the same meaning assigned to such term in the Katapult 2021 Equity Incentive Plan. The closing of the Mergers will constitute a “Change in Control” under such definition.
The NEOs’ severance benefits upon a CIC Termination pursuant to the NEO Employment Agreements include: (i) a lump sum equal to two (2) times the sum of base salary plus target bonus for the year of termination, (ii) Company-paid COBRA premiums for eighteen (18) months, (iii) accelerated vesting of any portion of any long-term incentive awards (which, for the avoidance of doubt, includes the NEO’s RSUs, PSUs, Performance Cash Awards and options, to the extent held) then held by the NEO to the extent not assumed by the successor entity (which includes any new buyer awards granted in connection with the Change in Control), and (iv) extended exercise period for any option awards to the earliest to occur of eighteen (18) months following the termination date, a Change in Control, or the expiration date of such options.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Mergers for each of Katapult’s named executive officers.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate at the close of business on            , 2026 (the record date), including

the assumptions described below and in the footnotes to the table. For purposes of calculating such amounts, the following assumptions were used:
•
The employment of each of Katapult’s named executive officers is terminated immediately following the consummation of the Mergers in a manner entitling the named executive officer to receive the severance payments and benefits described above in the section titled “— Existing Katapult Employment Agreements”;

•
Each Katapult RSU and PSU will be accelerated and treated as fully vested as described above in the section titled “— Existing Katapult Employment Agreements.” No value is included for options since all options held by the NEOs are fully vested;

•
Each NEO’s outstanding Performance Cash Award will be accelerated and treated as fully vested and earned at 100% of target;

•
The value per share of Katapult Common Stock on the consummation of the Mergers is $6.37, which is equal to the average closing price of one share of Katapult Common Stock over the first five business days following the public announcement of the Mergers;

•
Each named executive officer has complied with all requirements necessary in order to receive all payments and benefits, including execution of a nonrevocable separation agreement and general release in favor of Katapult, as described above in the section titled “— Existing Katapult Employment Agreements”;

•
Derek Medlin received the retention award described above in the section titled “— Katapult Retention Award”;

•
No named executive officer receives any vacation payouts;

•
No named executive officer receives any additional equity grants on or prior to the consummation of the Mergers; and

•
No named executive officer enters into new agreements or is otherwise legally entitled to, prior to the consummation of the Mergers, any additional compensation or benefits, except as described above.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ benefits ($)(3)	Total ($)
Orlando J. Zayas	2,976,289		40,266
Derek Medlin	2,688,520		62,154
Nancy Walsh	2,241,798		34,506

(1)
Amounts shown reflect an amount equal to the following: (i) the cash severance payment that the named executive officers are eligible to receive pursuant to their employment agreements, as described above in the section above titled “— Existing Katapult Employment Agreements;” and (ii) the value of each NEO’s Performance Cash Award as if earned at 100% of target, as described above in the section titled “The Merger Agreement-Treatment of Outstanding Performance Cash Awards.” These amounts are “double-trigger” benefits in that they will become payable only if the named executive officers’ employment or service is terminated without cause or for good reason within three months prior, or within twelve months following, a change in control, as described above in the section above titled “— Existing Katapult Employment Agreements.” In addition, for Mr. Medlin the amount reflects a $400,000 retention award, as described above in the section titled Katapult Retention award. Each NEO’s cash severance payment and Performance Cash Award are as follows:

	Cash Severance ($)	Retention Award ($)	Performance Cash Award ($)
Orlando J. Zayas	2,700,000	—	276,289
Derek Medlin	2,080,000	400,000	208,520
Nancy Walsh	2,002,000	—	239,798

(2)
Amounts shown reflect the value of accelerated vesting of certain unvested Katapult RSUs held by the named executive officers and, for Ms. Walsh, certain PSUs for which the performance period has ended. For this purpose, the value of each unvested Katapult RSU is an amount equal to the assumed value per share of Katapult Common Stock of $6.37 (as described in more detail above in this section), and each PSU is assumed to have been achieved at 97.2% performance, which was the actual level of performance. These amounts are “double-trigger” benefits in that they will become payable only if the named executive officers’ employment or service is terminated without cause or for good reason within three months prior, or within twelve months following, a change in control, as described above in the section above titled “— Existing Katapult Employment Agreements.”

(3)
Amounts shown reflect the current estimated cost of COBRA premiums for the named executive officers for eighteen months, and these amounts are “double-trigger” benefits in that they will become payable only if the named executive officers’ employment or service is terminated without cause or for good reason within three months prior, or within twelve months following, a change in control, as described above in the section titled “— Existing Katapult Employment Agreements.”

Interests of CCFI Members of the Board of Managers and Executive Officers in the Mergers
CCFI’s members of the board of managers and executive officers may have interests in the Mergers, including financial interests, which are different from, or in addition to, the interests of CCFI equityholders generally. For purposes of this disclosure, CCFI’s executive officers are:
•
Kyle F. Hanson — Chief Executive Officer and Chairman of the Board of Managers;

•
William Baker — President;

•
Julie Torkelson — Chief Financial Officer; and

•
Ghazi Dakik — Chief Legal Officer and Secretary.

CCFI’s non-employee managers since the beginning of CCFI’s prior fiscal year were H. Eugene Lockhart, Eugene Schutt, Jennifer Adams Baldock and Michael Heller.
CCFI Phantom Units
In 2021, CCFI entered into phantom restricted unit agreements (“CCFI Phantom Unit Agreements”) with each of H. Eugene Lockhart, Eugene Schutt, Jennifer Adams Baldock and Michael Heller. The CCFI Phantom Unit Agreements provide for a cash payment upon a change in control of CCFI in an amount equal to the cash value of the corresponding number of Class D Preferred Units in CCFI as the number of the CCFI Phantom Units set forth in the CCFI Phantom Unit Agreements. At the CCFI Merger Effective Time, each CCFI Phantom Unit will be terminated in accordance with the plan termination and liquidation rules of Section 409A of the Code. Accordingly, each holder of CCFI Phantom Units will be entitled to receive shares of Katapult Common Stock twelve (12) months following the effectiveness of the CCFI Phantom Units’ plan termination in an amount that corresponds to the value of the corresponding CCFI Class D Preferred Units. Based on 1,844,779,107 CCFI Units issued and outstanding as of December 31, 2025, it is estimated that each award of CCFI Phantom Units will be converted into 594,064 shares of Katapult Common Stock.
CCFI Cash Awards
CCFI maintains the CCFI Change of Control Bonus Plan (the “CCFI CIC Plan”), pursuant to which it has entered into an award agreement with Kyle Hanson providing for a cash payment upon a change in control of CCFI, generally subject to continued employment through the date of the change in control. At the CCFI Merger Effective Time, the CCFI CIC Plan and all awards thereunder will terminate automatically and Mr. Hanson will be entitled to receive a cash payment as soon as reasonably practicable after the closing of the Mergers. The estimated amount of such cash payment is $5,384,610.
CCFI MIP
Certain CCFI executive officers and board members hold fully vested Class B Units in CCFI MIP Holdings LLC (“CCFI MIP”), which are intended to be “profits interests” for federal income tax purposes,

as follows: Mr. Hanson, 114.4 Class B Units; Mr. Baker, 41.4 Class B Units; and Ms. Torkelson, 7.2 Class B Units. In connection with the Mergers, the holders of the Class B Units in CCFI MIP entered into contribution and exchange agreements pursuant to which such Class B Units will be contributed to Katapult in exchange for shares of Katapult Common Stock. Based on 1,844,779,107 CCFI Units issued and outstanding as of December 31, 2025, it is estimated that each award of Class B Units in CCFI MIP will be exchanged for Katapult shares, as follows: Mr. Hanson, 3,501,936 shares of Katapult Common Stock; Mr. Baker, 2,346,297 shares of Katapult Common Stock; and Ms. Torkelson, 210,498 shares of Katapult Common Stock.
CCFI Severance Arrangements with Certain Executive Officers
CCFI entered into offer letters with each of William Baker, Ghazi Dakik and Julie Torkelson on June 28, 2022, March 8, 2024 and July 26, 2023, respectively. Under these offer letters, if an executive’s employment is terminated without cause or, in the case of William Baker or Ghazi Dakik, the executive resigns his employment with CCFI for good reason, the executive is entitled to the following:
(i)
in the case of William Baker, continued payments of base salary, and health and welfare benefits until the 24-month anniversary of his date of termination;

(ii)
in the case of Ghazi Dakik, payments of base salary and the executive’s annual bonus payable over a 12-month period following the date of termination; and

(iii)
in the case of Julie Torkelson, payments of base salary payable over a 12-month period following the date of termination.

Payment of the benefits described above is, in the case of William Baker, conditioned on the executive’s release of claims against CCFI. Under his offer letter, “cause” generally includes the executive’s material failure to meet his duties (unless such failure is timely cured), failure or refusal to comply with a lawful directive of the CCFI board of managers or CCFI’s chief executive officer, gross negligence or willful misconduct in the performance of his duties, commission of fraud, embezzlement, misappropriation of funds, breach of fiduciary duty or an act of dishonesty, conviction of a felony or an entry of plea of either nolo contendere or guilty under an indictment of a felony, or habitual drug addiction or intoxication. In addition, “good reason” includes a reduction of the executive’s base salary, or non-timely payment of base salary, bonus or benefits, a material diminution of duties or responsibilities, a material change in the executive’s ability to work remotely, a material diminution in annual bonus opportunity, and the failure of any successor to assume certain obligations under the offer letter.
Under Ghazi Dakik’s offer letter, “cause” generally includes the executive’s insubordination in refusing to follow the express, written, lawful direction of CCFI’s chief executive officer or CCFI’s board of managers, breach of the terms of his offer letter or of any agreement he has with CCFI, breach of fiduciary duty to CCFI, an act or omission that materially injures, or is likely to injure, CCFI or its business reputation, dishonesty, fraud, gross negligence or misconduct, failure to either follow the express, written, lawful direction of any individual to whom he reports, or substantially abide by the policies, procedures, and rules of CCFI, or abide by applicable laws, and the executive’s arrest, indictment for, conviction of, or entry of a plea of guilty or no contest to either a felony, or a crime involving moral turpitude. In addition, “good reason” includes CCFI’s breach of the terms of the executive’s offer letter or other agreement with the executive, a reduction in base pay or eligibility of his annual bonus, relocation of more than 25 miles, or a change in job title or diminution of his duties or responsibilities.
Under Julie Torkelson’s offer letter, “cause” generally includes the executive’s insubordination, breach of the terms of her offer letter or of any agreement she has with CCFI, breach of fiduciary duty to CCFI, an act or omission that materially injures, or is likely to injure, CCFI or its business reputation, dishonesty, fraud, negligence or misconduct, failure to satisfactorily perform her duties, follow the direction of any individual to whom she reports, abide by the policies, procedures, and rules of CCFI, or abide by laws applicable to her in her capacity as an employee, executive, or officer of CCFI, and the executive’s arrest, indictment for, conviction of, or entry of a plea of guilty or no contest to either a felony, or a crime involving moral turpitude.

In addition, CCFI maintains an executive compensation benefit and severance program (“Severance Program”), pursuant to which Kyle Hanson is entitled to the following:
(i)
in the case of a termination due to disability, six months base salary, payable within 30 days of termination, up to six months of continued health and welfare benefits and a prorated annual bonus for the year in which the termination occurs;

(ii)
in the case of a termination due to death, up to 12 months of continued health and welfare benefits for his spouse and his dependents and a prorated annual bonus for the year in which the termination occurs;

(iii)
in the case of a termination without cause or a resignation by the executive for good reason, subject to execution of a release of claims in favor of CCFI and entry into a non-competition agreement for the duration of the applicable severance period, two years of his base salary, payable within 30 days of the date of termination, and health and welfare benefits until the 24-month anniversary of his date of termination and a prorated annual bonus for the year in which the termination occurs; and

(iv)
in the case of a termination without cause or a resignation by the executive for good reason, in either case, that occurs within 180 days prior to or up to two years following a change in control of CCFI, subject to a release of claims in favor of CCFI and entry into a non-competition agreement for the duration of the applicable severance period, three years of his base salary, payable within 30 days of the date of termination, health and welfare benefits until the 36-month anniversary of his date of termination and a prorated annual bonus for the year in which the termination occurs.

Under the Severance Program, “cause” generally includes the executive’s material failure to meet the duties and responsibilities reasonably assigned to the executive and executive’s failure to cure such breach within 20 days following written notice from the CCFI board of managers of such failure, the executive’s failure or refusal to comply, on a timely basis, with any lawful direction or instruction of the CCFI board of managers, the executive’s gross negligence or willful misconduct in the performance of his duties as an employee of CCFI, the executive’s commission of fraud, embezzlement, misappropriation of funds, breach of fiduciary duty or act of dishonesty against CCFI, the executive’s conviction of a felony or entry by the executive of a plea of nolo contendere, or a plea of guilty under an indictment to a felony, or the executive’s habitual drug addiction or intoxication. In addition, “good reason” includes a reduction in base pay or non-timely payment of base salary or bonus or benefits, a breach by CCFI of the provisions of the Severance Program, a material diminution of the executive's duties or responsibilities, a relocation of CCFI’s principal office to a location more than 30 miles from Dublin, Ohio, a material diminution in the bonus opportunity established annually by the compensation committee of CCFI’s board of managers or the failure of such compensation committee to establish a bonus opportunity for the executive, or the failure of any successor to CCFI to fully assume all liability for payments to executive under the Severance Program.
Anticipated Combined Company Arrangements with CCFI Managers and Executive Officers
It is anticipated that Kyle Hanson will be appointed Executive Chairman of the Combined Company and that Jennifer Adams Baldock and Michael Heller will serve on the Katapult Board following the Mergers. Following the Mergers, Kyle Hanson is expected to participate in the compensation and benefits programs of Katapult; however, the Compensation Committee, as then-constituted, may choose to implement compensation programs for Katapult’s executive officers, including the Executive Chairman, that are different from the current Katapult programs.
Interests of Aaron’s Directors and Executive Officers in the Mergers
Certain director and executive officers of Aaron’s (including its subsidiaries) may have interests in the Mergers, including financial interests, which are different from, or in addition to, the interests of Aaron’s equityholders generally. For purposes of this disclosure, Aaron’s executive officers are:
•
Cory Miller, Chief Executive Officer of The Aaron’s Company;

•
Russell Falkenstein, Chief Financial Officer of The Aaron’s Company; and

•
Rachel George, Chief Legal Officer and Corporate Secretary of The Aaron’s Company.

Aaron’s non-employee director since the beginning of Aaron’s prior fiscal year was Kyle Hanson. Other than his interest as an equityholder of Aaron’s indirect parent company, Mr. Hanson does not have any agreement with, or participate in any plan sponsored by, Aaron’s entitling him to payments or benefits in connection with the Mergers.
Aaron’s MIP Units & Severance Arrangements
Certain Aaron’s executive officers were awarded Class B Units of Aaron’s MIP, which are intended to be “profits interests” for federal income tax purposes, as follows: (i) Mr. Miller was awarded 76 Class B Units on January 18, 2025 and 38 Class B Units on December 1, 2025, (ii) Mr. Falkenstein was awarded 76 Class B Units on December 23, 2024 and 19 Class B Units on December 1, 2025, and (iii) Ms. George was awarded 76 Class B Units on December 23, 2024. As of December 31, 2025, the Class B Units were unvested and vest as follows, subject to the executive officer’s continued employment with Aaron’s (or an affiliate): 8.33% of the Class B Units vest on each quarter anniversary of the vesting commencement date (i.e., October 3, 2024, or with respect to the awards made on December 1, 2025, the grant date) with accelerated vesting on an “exit event.” If the executive officer’s employment is terminated by Aaron’s (or an affiliate) without “cause” (including due to death or disability) or by the executive officer for “good reason,” the portion of the Class B Units that would have vested within 12 months following such termination will become vested. However, if there is an “exit event” within six months following such termination without “cause” or for “good reason,” then all unvested Class B Units will become vested on the “exit event.” In connection with the Mergers, the Class B Units will become vested and holders of the Class B Units entered into contribution and exchange agreements pursuant to which such Class B Units will be contributed to Katapult in exchange for shares of Katapult Common Stock, as further described in this proxy statement/prospectus. It is estimated that each award of Class B Units in Aaron’s MIP will be exchanged for shares of Katapult Common Stock, as follows: Mr. Miller, 268,920 shares of Katapult Common Stock, Mr. Falkenstein, 224,100 shares of Katapult Common Stock and Ms. George, 179,280 shares of Katapult Common Stock.
“Cause” generally means (i) the executive officer’s commission of an act of fraud, embezzlement, theft or proven dishonesty, or any other illegal act or practice or conviction of or plea of nolo contendere to a felony; (ii) the executive officer’s willfully engaging in misconduct which is materially injurious to Aaron’s MIP or an affiliate, monetarily or otherwise; or (iii) the willful and continued failure or habitual neglect to perform the executive officer’s duties substantially in accordance with the operating and personnel policies and procedures of Aaron’s MIP or an affiliate.
“Good reason” generally means, subject to certain notice and cure rights, (i) a material diminution in annual base salary or annual target bonus; (ii) a material diminution in title; (iii) a material change in the geographic location at which the executive officer performs his or her services; or (iv) a material breach of the award agreement.
“Exit event” generally means a “change of control” or an initial public offering. A “change of control” generally means (i) a sale, transfer or conveyance of all or substantially all of the assets or equity interests in The Aaron’s Company or Aaron’s to a third party purchaser, (ii) the sale, transfer or conveyance of all or substantially all of the consolidated assets of Aaron’s MIP and its subsidiaries to a third party purchaser; (iii) a sale, transfer or conveyance resulting in all of the units on a fully diluted basis being held by a third party purchaser; or (iv) a merger, consolidation, recapitalization, or reorganization of Aaron’s MIP with or into a third party purchaser solely for cash that results in none of the members holding securities in the resulting entity or its parent company.
Aaron’s Restricted Cash Units
Mr. Falkenstein and Ms. George were awarded restricted cash units, entitling them to a cash payment upon vesting of the restricted cash units as follows: (i) Mr. Falkenstein was awarded 53,661 in restricted cash units on October 4, 2024, of which $26,831 is unvested and will vest on March 7, 2026, and $26,830 is vested and has been paid, (ii) Mr. Falkenstein $362,711 in restricted cash units on October 4, 2024, of which $241,808 is unvested and will vest in installments of $120,904 on March 7, 2026, March 7, 2027 and

March 7, 2028 and $120,904 is vested and has been paid, (iii) Ms. George was awarded $92,586 on October 3, 2024, of which $46,293 is unvested and will vest on March 7, 2026, and $46,293 is vested and has been paid, and (iv) Ms. George was awarded $306,908 in restricted cash units on October 4, 2024, of which $102,303 is unvested and will vest in installments of $102,303 on March 7, 2026 and March 7, 2027, and $102,302 is vested and has been paid.
If the executive officer’s continuous employment is terminated for any reason other than due to death or disability, the restricted cash units are forfeited. However, in the event of a “change in control” and the executive officer receives a replacement award followed within two years by a termination is his or her employment by The Aaron’s Company without “cause,” the restricted cash award will vest. If no replacement award is made, the unvested restricted cash units will vest on the “change in control.” In connection with the Mergers, each outstanding restricted cash grant award will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the award at the Aaron’s Merger Effective Time, as further described in this proxy statement/prospectus.
“Cause” generally means (i) the executive officer’s material fraud, malfeasance, gross negligence, or willful misconduct with respect to business affairs of The Aaron’s Company or its subsidiaries, which is, or is reasonably likely to be directly or materially harmful to the business or reputation of The Aaron’s Company or its subsidiaries; (ii) the executive officer’s conviction of, or failure to contest prosecution for, a felony or a crime involving fraud, embezzlement, theft or moral turpitude; (iii) the executive officer’s breach of the award agreement (including the restrictive covenants); or (iv) the executive officer’s willful and continued failure or habitual neglect to perform his or her duties substantially in accordance with the operating and personnel policies and procedures of The Aaron’s Company or its subsidiaries.
“Change in control” generally means (i) a sale or other disposition of all or substantially all of the assets of The Aaron’s Company; or (ii) a sale, merger or other transaction or series of transactions that results in the transfer of a majority of the outstanding equity interests of The Aaron’s Company.
In addition, the restricted cash unit award agreement contains certain restrictive covenants, including a non-solicitation of employees and customers for one year following termination and nondisclosure of confidential information.
Aaron’s Severance Arrangements with Certain Executive Officers
Aaron’s does not have any employment agreements with its executive officers. However, Mr. Falkenstein and Ms. George participate in the Executive Severance Pay Plan of The Aaron’s Company, Inc. (the “Severance Plan”). Under the Severance Plan, if their employment is terminated by The Aaron’s Company without “cause” (other than due to death or disability), they are each entitled to the following payments and benefits: (i) a lump sum severance payment equal to his or her annual base salary, (ii) a lump sum payment equal to the cost of COBRA coverage (less the administrative charge and the active employee rate) for 12 months and grossed up for taxes and (iii) a lump sum payment equal to his or her target bonus for the year of termination. If Mr. Falkenstein’s or Ms. George’s employment is terminated by The Aaron’s Company without “cause” (other than due to death or disability) or by either of them for “good reason” within two years after a “change in control,” they are each entitled to the following payments and benefits: (i) a lump sum severance payment equal to 24 months of annual base salary and target bonus, (ii) a lump sum payment equal to the cost of COBRA coverage (less the administrative charge and the active employee rate) for 24 months and grossed up for taxes and (iii) a lump sum payment equal to his or her target bonus for the year of termination prorated based on the number of days in the year of termination. Severance payments and benefits are subject to the executive officer’s continued compliance with applicable restrictive covenants and an effective release of claims. The severance payments and benefits may be reduced to the extent necessary to avoid application of Section 280G of the Internal Revenue Code; however, no reduction applies if the total amount payable to the executive officer on an after-tax basis exceeds at least 10% of the payments after the reduction.
“Cause” generally means: (i) an act of fraud, embezzlement, theft or proven dishonesty, or any other illegal act or practice (whether or not resulting in criminal prosecution or conviction) by the executive officer; (ii) the executive officer’s willful engaging in misconduct which is materially injurious to The Aaron’s Company or an affiliate; or (iii) willful and continued failure or habitual neglect by the executive to perform his or her duties. If the executive officer is offered employment in a different role or position that is comparable and the executive officer refuses to accept such position, it generally will not be considered a termination eligible for severance.
“Good reason” generally means, subject to certain notice and cure rights (i) a material diminution in annual base salary or annual target bonus; (ii) a material diminution in job title; (iii) the executive officer is required to report to any individual other than the most senior executive officer of The Aaron’s Company; (iv) a material change in the geographic location at which the executive officer performs his or her services; or (iv) a material breach of the Severance Plan by The Aaron’s Company.
Transaction Expense Amount
Following the Closing, Katapult will pay, as a transaction expense, a cash amount to or for the benefit of IQV Holdco and Aaron’s MIP (the “Aaron’s Transaction Expense Amount”). The Aaron’s Transaction Expense Amount is not part of the Merger Consideration and will not affect the exchange ratios or any other component of consideration payable in the transaction. The aggregate amount to be paid will be determined based on the Closing Date. For illustrative purposes, if the Closing were to occur in June 2026, the Aaron’s Transaction Expense Amount would be approximately $8.1 million and Mr. Miller, Mr. Falkenstein and Ms. George would receive approximately $242,000, $202,000 and $161,000, respectively, of such amount. Upon payment of such amounts, any accrued dividends will be cancelled.
Anticipated Combined Organization Arrangements with Aaron’s Executive Officer and Directors
Aaron’s non-employee director since the beginning of Aaron’s prior fiscal year was Kyle Hanson. Aaron’s executive officers during the same period were Cory Miller, Russell Falkenstein and Rachel George.
It is anticipated that Kyle Hanson will be appointed Executive Chairman of the combined organization Following the Mergers, it is expected that Kyle Hanson, Cory Miller, Russell Falkenstein and Rachel George will participate in the compensation and benefits programs of Katapult; however, the Compensation Committee, as then-constituted, may choose to implement compensation programs for Katapult’s executive officers, including the Executive Chairman and the Aaron’s executive officers, that are different from the current Katapult programs.
Management Following the Mergers
Board of Directors
Effective as of the Closing, (a) the size of the Katapult Board will be increased to nine directors, (b) all of the members of the Katapult Board as of the Closing will resign from the Katapult Board, other than Orlando Zayas and Gregory L. Zink, who will remain on the Katapult Board, unless the Closing occurs after Katapult’s 2026 annual meeting, in which case Katapult will cause Orlando Zayas and Gregory L. Zink to resign from the Katapult Board and be reappointed in accordance with the Stockholders Agreement, (c) Jennifer Baldock, Michael Heller and Cory Miller will be appointed to the Katapult Board and placed into the class of the Katapult Board whose term ends at the first annual meeting following the Closing, (d) Lynn DeVault, Gene Schutt and, if applicable, Orlando Zayas will be appointed to the Katapult Board and placed into the class of the Katapult Board whose term ends at the second annual meeting following the Closing, (e) Will Jones, Kyle Hanson and, if applicable, Gregory L. Zink will be appointed to the Katapult Board and placed into the class of the Katapult Board whose term ends at the third annual meeting following the Closing and (f) Kyle Hanson will serve as the Executive Chairman of the Katapult Board.
Kyle Hanson
Mr. Hanson, age 50, has served CCFI for over 28 years, including as CCFI’s Executive Chairman and Chief Executive Officer since February 2023. Prior to becoming the Executive Chairman and Chief Executive Officer, Mr. Hanson served as President of CCFI from May 2008 until February 2023. Mr. Hanson also has served as a member of the Financial Service Centers of America (FiSCA) board of directors and as Chairman of the Board of Directors of Volunteers of America of Greater Ohio. Mr. Hanson holds a B.S. in communications from Ohio University.

Cory Miller
Mr. Miller, age 52, has been Chief Executive Officer of Aaron’s since November 2024. Mr. Miller joined Aaron’s following the 2024 Merger, having previously served as President of IQVentures since January 2024. Prior to that, Mr. Miller served in various roles of increasing responsibility at The Scotts Miracle-Gro Company, including serving as Executive Vice President and Chief Financial Officer from January 2021 to September 2022 and as Vice President of Finance from April 2016 to January 2021. Prior to The Scotts Miracle-Gro Company, Mr. Miller was previously employed in the audit practice of Ernst & Young and was a member of the finance team at Borden Capital Management Partners. Mr. Miller holds B.S. in business administration with a specialization in accounting from Bowling Green State University and is a certified public accountant.
Jennifer Baldock
Ms. Baldock, age 66, has been a member of the Board of Managers of CCFI since April 2013, where she is the chair of the Nominating and Governance Committee and a member of the Compliance Committee and the Compensation Committee. Ms. Baldock previously served as a director of Hometeam Technologies, Inc. from December 2016 to January 2020, as a director of Acculynk, Inc. from February 2016 to May 2017 and as a director of Asset Acceptance Capital Corp. from March 2004 to June 2013. From 1991 to 1999, Ms. Baldock held various senior leadership positions at World Color Press, Inc., most recently as Vice Chairman, Chief Legal and Administrative Officer and Secretary. Before joining World Color Press, Ms. Baldock was an associate at Latham & Watkins in New York. Ms. Baldock graduated from Princeton University with a B.A. and received a J.D. from Stanford Law School.
Lynn DeVault
Ms. DeVault, age 76, served as President of Jones Management Services, Inc., a privately-owned business interests of W. Allan Jones, from           to          . Prior to joining Jones Management, Lynn served as CEO of Llama Holding Company, a privately-held financial services. Ms. DeVault also previously served as Chairman of the Community Financial Services Association of America (CFSA), the national trade association representing the broad interests of the non-depository small loan lending industry, as well as held various management positions with SunTrust Banks (n/k/a Truist Bank), Security Pacific National Bank and Trust Company Bank. Ms. DeVault holds a B.S. from the University of Tennessee and an M.A. in mathematics from Emory University.
Michael Heller
Mr. Heller, age 60, has been an Operating Partner at Mission OG and a senior advisor to Oak HC/FT, both venture funds in the fintech space, since March 2017 and March 2016, respectively. Mr. Heller has also been a member of the Board of Managers of CCFI since July 2017. Previously, Mr. Heller was the President and Co-Founder of Argus Information & Advisory LLC, an information services firm that serves the payments industry, which was acquired in 2012. Prior to founding Argus, Michael was a consultant at First Manhattan Consulting Group. Mr. Heller holds a BA in mathematics from Wesleyan University and an MBA from the Kellogg School of Management.
Will Jones
Mr. Jones, age 37, has been the Co-Founder and Chief Operating Officer of Novil, Inc. and Co-Founder and Chief Executive Officer of Load Flex, since February 2024 and August 2019, respectively. Mr. Jones has also served as Executive Vice President of Jones Management Services, LLC since June 2011 and is the Owner and President of Jones Ventures, LLC. Mr. Jones holds a B.A. in business from the University of Tennessee at Chattanooga.

Gene Schutt
Mr. Schutt, age 72, has been a member of the member of the Board of Managers of CCF Holdings, LLC since November 2011, where he is Chair of the Audit Committee and a member of the Nominating and Governance Committee and a member of the Compliance Committee and the Compensation Committee. Mr. Schutt served as President and Chief Executive Officer of the College Foundation of the University of Virginia from July 2013 to June 2025, for which he was also an ex-officio member of the Board of Trustees and also continues to serve as Immediate Past President and Principal Development Officer. Mr. Schutt has also served member of the board of directors of ValidiFl, Inc., a privately-held company, since March 2023. Previously, Mr. Schutt served as Chairman and CEO of Citigcorp Trust Bank, CitiFinancial, Inc., and CitiFinancial Mortgage, Inc. Mr. Schutt holds a B.A. in economics from the University of Virginia.
Orlando Zayas
Mr. Zayas has been the Chief Executive Officer of Katapult since June 2021 and previously was Chief Executive Officer of Legacy Katapult since September 2017. Prior to that, Mr. Zayas was the Chief Executive Officer of DRB Capital from January 2017 to September 2017. Prior to DRB Capital, Mr. Zayas was the President of TEMPOE, LLC. He also served as VP, Emerging Markets — Auto for GE Capital, President of Safe-Guard Products, International, President of GE/Wachovia/Wells Fargo Bank, Senior Vice President of GE Benefit Solutions and Vice President of Operations at Cendant. Mr. Zayas has a B.B.A. from the University of Houston and an M.B.A. from the University of Texas.
Gregory L. Zink
Mr. Zink, age 69, has been a director of Katapult since November 26, 2025. Mr. Zink has been an independent director of Newtek Business Services Corp and its successor entity, NewtekOne since 2017. Mr. Zink has also been a director of Newtek Bank NA since 2023. Mr. Zink chairs the Compensation, Nominating and Governance Committee and is a member of the Audit Committee of both organizations. Mr. Zink is a Partner at Newport LLC, a national strategic advisory firm that specializes in helping owners and CEOs of privately held, growth stage companies accelerate growth and significantly improve the value of their businesses. From 1998 to 2021, Mr. Zink was the principal of the Lowell Group, LLC, a management consulting firm which provided strategic, operational, marketing and financial consulting assistance to start-up, small and medium-sized businesses. From 1988 through 2019, Mr. Zink served as the Chief Executive Officer, Chief Financial Officer and Director of NGJ Brand Solutions, a distributor of commercial fitness equipment and health and wellness solutions provider in Japan. Mr. Zink was also previously employed By Newtek Business Services Corp as an Executive Vice President from 2000-2005; by Touche Ross/Deloitte Consulting; and is a graduate of the General Electric Financial Management Program. Mr. Zink has an MBA from the Wharton School of the University of Pennsylvania.
Director Independence
Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors, subject to specified exceptions. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

The Katapult Board has undertaken a review of the independence of each director and considered whether each director has a material relationship with Katapult that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Gregory L. Zink, Jennifer Baldock, Michael Heller, Lynn DeVault and Gene Schutt are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ. In making these determinations, the Katapult Board reviewed and discussed information provided by the directors and by Katapult with regard to each director’s business and personal activities and relationships as they may relate to Katapult and Katapult’s management, including the beneficial ownership of Katapult Common Stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions”.
Officers
Effective as of the Closing, the Katapult Board will appoint (a) Kyle Hanson, (b) Cory Miller, (c) Russell Falkenstein and additional officers to be mutually agreed by Katapult, CCFI and Aaron’s prior to the Closing.
Material U.S. Federal Income Tax Consequences of the Mergers and the Ownership and Disposition of Katapult Common Stock
The following is a general discussion of the material U.S. federal income tax consequences of the Mergers to U.S. holders (as defined below) of Aaron’s Common Stock or CCFI Units and of the ownership and disposition of the Katapult Common Stock received in exchange for the Aaron’s Common Stock or CCFI Units, as applicable. This discussion is based upon the Code, the U.S. Treasury regulations promulgated under the Code, judicial interpretations thereof and published rulings and other positions of the IRS, each as in effect as of the date of this proxy statement/prospectus, and all of which are subject to change or differing interpretation (possibly with retroactive effect). Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. The U.S. federal income tax laws are complex and subject to varying interpretation. None of Katapult, Aaron’s or CCFI has sought, nor intends to seek, any ruling from the IRS or any opinion from their respective counsel, in each case, with respect to the statements made and the positions or conclusions described in the following summary, and there can be no assurance the IRS or a court will not take a contrary position.
The following discussion applies only to U.S. holders that hold Aaron’s Common Stock or CCFI Units, as applicable, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to U.S. federal income tax. In addition, it does not address any alternative minimum tax consequences of the Mergers or the potential application of the Medicare contribution tax on net investment income. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances or that may be applicable to a holder that is subject to special treatment under the U.S. federal income tax laws, such as:
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a bank, thrift, mutual fund, or other financial institution;

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an insurance company;

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a tax-exempt organization or governmental organization;

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an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or a holder of interests therein);

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a regulated investment company;

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a real estate investment trust;

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a dealer or broker in stocks, securities, commodities or currencies;

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a trader in securities that elects to use a mark-to-market method of accounting;

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a holder of Aaron’s Common Stock or CCFI Units who holds Aaron’s Common Stock or CCFI Units, as applicable, as part of a hedge, straddle, appreciated financial position, constructive sale, conversion or other integrated investment or risk reduction transaction;

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a holder of Aaron’s Common Stock or CCFI Units who actually or constructively holds (or actually or constructively held at any time during the five year period ending on the date of the Mergers) more than 5% (by vote or value) of any class of Aaron’s stock or CCFI equity;

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a holder of Aaron’s Common Stock or CCFI Units who acquired or holds its shares of Aaron’s Common Stock or CCFI Units, as applicable, through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan or other individual retirement or other tax-deferred accounts;

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a person that is not a U.S. holder;

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a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); or

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certain former citizens or long-term residents of the United States or a person that has a functional currency other than the U.S. dollar.

THE TAX CONSEQUENCES OF THE MERGERS AND OF THE OWNERSHIP AND DISPOSITION OF THE KATAPULT COMMON STOCK RECEIVED IN EXCHANGE FOR THE AARON’S COMMON STOCK OR CCFI UNITS, AS APPLICABLE, TO AN AARON’s STOCKHOLDER OR CCFI UNITHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH STOCKHOLDER’S OR UNITHOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN THE CONTROL OF KATAPULT, AARON’S OR CCFI. ALL AARON’S STOCKHOLDERS AND CCFI UNITHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS AND OF THE OWNERSHIP AND DISPOSITION OF THE KATAPULT COMMON STOCK RECEIVED IN EXCHANGE FOR THE AARON’S COMMON STOCK OR CCFI UNITS, AS APPLICABLE, TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
U.S. Holder Defined
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Aaron’s Common Stock or CCFI Units that, for U.S. federal income tax purposes, is:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Aaron’s Common Stock or CCFI Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partnership or partner level. Accordingly, any partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Aaron’s Common Stock or CCFI Units should consult its tax advisor regarding the tax consequences to it of the Mergers and of the ownership and disposition of the Katapult Common Stock received in exchange for the Aaron’s Common Stock or CCFI Units, as applicable.

Tax Treatment of the Mergers
Assuming the Mergers and related transactions under the Merger Agreement are completed as currently contemplated by the Merger Agreement, Katapult, Aaron’s and CCFI intend that (i) each of the Aaron’s Merger and the CCFI Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (ii) the Mergers, together (as part of an integrated transaction) with the Aaron’s MIP Exchange and the CCFI MIP Exchange, will qualify as an exchange described in Section 351 of the Code (collectively, the “Intended Tax Treatment”).
It is not a condition to the obligation of Katapult, Aaron’s or CCFI to complete the Mergers (as currently contemplated) such that the Mergers qualify for the Intended Tax Treatment. Moreover, Katapult, Aaron’s and CCFI have not sought, and do not intend to seek, (i) any ruling from the IRS regarding the qualification of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code or as an exchange (as part of an integrated transaction with the Aaron’s MIP Exchange and the CCFI MIP Exchange) described in Section 351 of the Code or (ii) any opinion from their respective counsel as to the qualification of the Mergers as a “reorganization” within meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the Intended Tax Treatment. See below for a discussion of the general tax consequences if the Aaron’s Merger or the CCFI Merger were to fail to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code.
General Tax Consequences of the Mergers
Assuming that the Mergers qualify for the Intended Tax Treatment, the material U.S. federal income tax consequences of the Mergers to a U.S. holder of Aaron’s Common Stock or CCFI Units will be as follows.
Exchange of Shares of Aaron’s Common Stock or CCFI Units for Shares of Katapult Common Stock
A U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Aaron’s Common Stock or CCFI Units for shares of Katapult Common Stock, except with respect to cash, if any, received in lieu of a fractional share of Katapult Common Stock (as discussed below). Such U.S. holder’s aggregate tax basis in the shares of Katapult Common Stock received in the Aaron’s Merger or CCFI Merger, as applicable (including any fractional share deemed to be received) generally will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Aaron’s Common Stock or CCFI Units surrendered in the Aaron’s Merger or CCFI Merger, as applicable. The holding period of the shares of Katapult Common Stock received by such U.S. holder in the Aaron’s Merger or CCFI Merger, as applicable (including any fractional share deemed to be received) generally will include such U.S. holder’s holding period for the shares of Aaron’s Common Stock or CCFI Units surrendered in the Aaron’s Merger or CCFI Merger, as applicable. If a U.S. holder holds different blocks of Aaron’s Common Stock or CCFI Units (generally, Aaron’s Common Stock or CCFI Units acquired on different dates or at different prices), such U.S. holder should consult with its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Katapult Common Stock received in the Aaron’s Merger or CCFI Merger, as applicable.
Receipt of Cash Upon the Deemed Sale of a Fractional Share
A U.S. holder of shares of Aaron’s Common Stock or CCFI Units that receives cash in lieu of a fractional share of Katapult Common Stock generally will be treated as having received such fractional share pursuant to the Aaron’s Merger or CCFI Merger, as applicable, and then as having sold such fractional share to Katapult in exchange for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in its Aaron’s Common Stock or CCFI Units, as applicable, surrendered that is allocated to such fractional share (determined as described above). Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Mergers, the U.S. holder’s holding period for such fractional share (determined as described above) is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.
Information Reporting and Backup Withholding with Respect to the Mergers
Payments of cash to a U.S. holder in lieu of a fractional share of Katapult Common Stock in connection with the Mergers generally will be subject to information reporting and may, in certain circumstances, be subject to U.S. backup withholding (currently, at a rate of 24%) unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.
Consequences if the Merger Fails to Qualify as a Reorganization or as Part of a Section 351 Exchange
If the Aaron’s Merger or the CCFI Merger were to fail to qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or as part of an exchange described in Section 351 of the Code, such Merger would generally be treated as a taxable transaction for U.S. holders of Aaron’s Common Stock or CCFI Units, as the case may be, in which they recognize taxable gain or loss in an amount equal to the difference, if any, between (i) the fair market value, as of the closing, of any Katapult Common Stock received in such Merger, plus any cash received in such Merger in lieu of fractional shares of Katapult Common Stock and (ii) such U.S. holder’s adjusted tax basis in its Aaron’s Common Stock or CCFI Units, as applicable, exchanged therefor. Gain or loss must be calculated separately for each block of Aaron’s Common Stock or CCFI Units, as applicable, exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the Mergers, the U.S. holder’s holding period for a particular block of Aaron’s Common Stock or CCFI Units, as applicable, is more than one year. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. The deductibility of capital losses is subject to certain limitations. A U.S. holder’s aggregate tax basis in the Katapult Common Stock received in the Aaron’s Merger or the CCFI Merger, as applicable, will equal the fair market value of such Katapult Common Stock as of the Aaron’s Merger Effective Time or the CCFI Merger Effective Time, as applicable, and the holding period of such Katapult Common Stock will begin on the date after the Aaron’s Merger or the CCFI Merger, as applicable.
Tax Consequences of Ownership and Disposition of Katapult Common Stock
Taxation of Distributions
In the event that Katapult makes a distribution of cash or other property (other than certain pro rata distributions of its stock) in respect of Katapult Common Stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from Katapult’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a U.S. holder’s Katapult Common Stock, and to the extent the amount of the distribution exceeds a U.S. holder’s adjusted tax basis in their Katapult Common Stock, the excess will be treated as gain from the disposition of the Katapult Common Stock (the tax treatment of which is discussed below under “— Sale, Exchange or Other Taxable Disposition of Katapult Common Stock”). Dividends Katapult pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requirements relating to the requisite holding period are satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends Katapult pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that currently are subject to tax at preferential long-term capital gains rates.
Sale, Exchange or Other Taxable Disposition of Katapult Common Stock
Upon sales, exchanges or other taxable dispositions of Katapult Common Stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of all other property received upon such disposition and (ii) such U.S. holder’s adjusted tax basis in its Katapult Common Stock disposed. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Katapult Common Stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) generally are subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding with Respect to Katapult Common Stock
Information reporting requirements generally will apply to payments to a U.S. holder of dividends on shares of Katapult Common Stock and the proceeds of a sale of Katapult Common Stock, unless the U.S. holder is an exempt recipient (such as a corporation). U.S. backup withholding (currently at a 24% rate) generally will apply to those payments unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and generally will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS TO U.S. HOLDERS OF AARON’S COMMON STOCK AND CCFI UNITS AND OF OWNING AND DISPOSING OF THE KATAPULT COMMON STOCK RECEIVED IN EXCHANGE FOR THE AARON’S COMMON STOCK OR CCFI UNITS, AS APPLICABLE. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO A PARTICULAR AARON’S STOCKHOLDER OR CCFI UNITHOLDER. ALL AARON’S STOCKHOLDERS AND CCFI UNITHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS AND THE OWNERSHIP AND DISPOSITION OF THE KATAPULT COMMON STOCK TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.
Regulatory Approvals
HSR Act
Under the HSR Act, the Mergers may not be consummated until Katapult, Aaron’s and CCFI each files a Notification and Report Form with the Antitrust Division of the DOJ and the FTC, and the applicable waiting period (and any extension thereof) has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification and report forms. If the FTC or DOJ issues a request for additional information and documents (a “Second Request”) prior to the expiration of the initial waiting period, Katapult, Aaron’s and CCFI must observe another 30-day waiting period that would begin to run only after Katapult, Aaron’s and CCFI have substantially complied with the Second Request, unless the waiting period is terminated earlier or Katapult, Aaron’s and CCFI otherwise agree to extend the waiting period. Katapult, Aaron’s and CCFI each filed an HSR notification with the FTC and the DOJ on January 16, 2026.
At any time before or after consummation of the Mergers, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under the antitrust laws as it deems necessary, including seeking to enjoin the consummation of the Mergers, seeking divestiture of substantial assets of Katapult, Aaron’s and/or CCFI, or seeking to require Katapult, Aaron’s or CCFI to license or hold separate assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Mergers will not be made or that, if a challenge is made, Katapult, Aaron’s or CCFI will prevail. Additionally, the Merger Agreement sets forth the parties’ respective obligations with respect to obtaining required regulatory approvals, and there can be no assurances and, accordingly, there is no guarantee that the parties would, or would be able to, effect any such required remedies, or remedies sought by any other jurisdictions, which could result in the Contemplated Transactions failing to be consummated.
Expiration or termination of the applicable waiting periods under the HSR Act is a closing condition as described in “The Merger Agreement — Conditions to the Mergers.”
Accounting Treatment of the Mergers
The Mergers will be accounted for as reverse mergers using the acquisition method of accounting, pursuant to ASC Topic 805, Business Combinations (“ASC 805”), with Katapult treated as the legal acquirer and CCFI treated as the accounting acquirer of Katapult and Aaron’s. CCFI has been determined to be the accounting acquirer primarily based on an evaluation of the following facts and circumstances:
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CCFI has the largest portion of voting rights in the combined organization, holding 79.9% of the shares of the combined entity;

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CCFI controls the Board of Directors of the combined organization with six of the nine-member board being designees selected by CCFI, including the Chairman of the Board being the current CCFI CEO; and

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CCFI is considered the largest of the three entities when considering net income, total assets, and enterprise value.

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. Accordingly, the total purchase price to acquire Aaron’s and Katapult will be allocated to the assets acquired and assumed liabilities of Aaron’s and Katapult based upon their fair values. Any excess amounts, after allocating the purchase consideration to identifiable tangible and intangible assets acquired and liabilities assumed, will be recorded as goodwill; however, the net assets of CCFI will continue to be recognized at historical cost. The process of valuing the net assets of Aaron’s and Katapult at the closing date, the allocation of the consideration transferred, as well as evaluating accounting policies for conformity, is preliminary and represents current best estimate and is subject to revision. The unaudited pro forma condensed combined financial information was prepared using preliminary estimates, and actual results may differ materially from the information presented.
NASDAQ Listing of Katapult Common Stock
Shares of Katapult Common Stock and Katapult’s public warrants are currently listed on The NASDAQ Capital Market LLC under the symbols “KPLT” and “KPTLW”, respectively.
Through the CCFI Merger Effective Time, Katapult has agreed to use its commercially reasonable efforts to (a) cause the shares of Katapult Common Stock being issued in the Mergers to be approved for listing (subject to notice of issuance) on NASDAQ, (b) maintain its existing listing on NASDAQ until the CCFI Merger Effective Time and (c) to obtain approval of the listing of the combined corporation on NASDAQ. Each of CCFI and Aaron’s have agreed to cooperate with Katapult as reasonably requested by Katapult with respect to the listing application for the Katapult Common Stock and promptly furnish to Katapult all information concerning CCFI and its unitholders and Aaron’s and its stockholders, respectively, that may be required or reasonably requested in connection therewith.
Following the Closing, Katapult will continue to be publicly traded on NASDAQ under the symbols “KPLT” and “KPLTW”, respectively.
Appraisal or Dissenters’ Rights
General
Stockholders of Katapult are not entitled to appraisal or dissenter rights in connection with the Mergers. Unitholders of CCFI are not entitled to appraisal or dissenter rights in connection with the CCFI Merger.

If the Aaron’s Merger is consummated, Aaron’s stockholders of record and beneficial owners who do not vote in favor of the adoption of the Merger Agreement or consent thereto in writing, who properly demand appraisal of their shares of Aaron’s Common Stock, and who continuously hold such shares from the making of such demand through the Aaron’s Merger Effective Time, and who do not otherwise lose or properly withdraw their demand for appraisal, will be entitled to appraisal rights under Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Annex E and incorporated herein by reference. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Aaron’s stockholders of record or beneficial owners of shares of Aaron’s Common Stock exercise their appraisal rights under Section 262 of the DGCL. All references in Section 262 of the DGCL to a “stockholder” and all references in this “— Appraisal or Dissenters’ Rights” summary to a “Aaron’s stockholder” or “holder of Aaron’s Common Stock” are to the record holders of Aaron’s Common Stock unless otherwise noted herein. All references herein to a “beneficial owner” mean a person who is the beneficial owner of shares of Aaron’s Common Stock held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein.
Any Aaron’s stockholders or beneficial owner of shares of Aaron’s Common Stock contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Failure to strictly follow the procedures required by Section 262 of the DGCL for demanding and perfecting appraisal rights may result in the loss of such rights. Under Section 262 of the DGCL, Aaron’s stockholders of record and beneficial owners who (a) demand in writing an appraisal of their shares within 20 days after the date on which this notice is being given and do not properly withdraw their demand, fail to perfect or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL; (b) do not vote in favor of the adoption of the Merger Agreement or consent thereto in writing; (c) continuously are the record holders or beneficial owners of such shares from the date of making such demand through the Aaron’s Merger Effective Time; (d) are entitled to demand appraisal rights under Section 262 of the DGCL; and (e) otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of the shares of Aaron’s Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Aaron’s Merger, as determined by the Court of Chancery, together with interest to be paid upon the amount determined to be fair value, if any, as determined by the Court of Chancery. It is possible that any such “fair value” as determined by the Court of Chancery may be more or less than, or the same as the merger consideration. Unless the Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Aaron’s Merger Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that at any time before the Court of Chancery enters judgment in the appraisal proceeding, the Aaron’s Surviving Corporation may pay to each Aaron’s stockholder of record and beneficial owner entitled to appraisal an amount in cash (a “Voluntary Cash Payment”), in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (A) the difference, if any, between the amount so paid and the “fair value” of the shares as determined by the Court of Chancery and (B) interest accrued prior to the time of such cash payment, unless paid at such time. The Aaron’s Surviving Corporation is under no obligation to make such Voluntary Cash Payment before such entry of judgment.
Under Section 262 of the DGCL, where a merger is approved pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger, or the surviving entity within 10 days after the effective date of the merger, must notify each of its stockholders entitled to appraisal rights of the approval of the merger and that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes Aaron’s notice to its stockholders that appraisal rights are available in connection with the Aaron’s Merger, and the full text of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex E. In connection with the Aaron’s Merger, any holder of record or beneficial owner of Aaron’s Common Stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s or beneficial owner’s right to do so, should review the following discussion and Annex E carefully in its entirety because failure to timely and properly comply with the procedures specified in Section 262 of the DGCL will result in the loss of appraisal rights. An Aaron’s stockholder or beneficial owner of Aaron’s Common Stock who loses his, her or its appraisal rights but continues to hold such shares at the Aaron’s Merger Effective Time will be entitled to receive the merger consideration described in Section 1.5 in the Merger Agreement (without interest). Moreover, the process of dissenting and exercising appraisal rights requires compliance with technical prerequisites, and because of the complexity of the procedures for exercising the right to seek appraisal of shares of Aaron’s Common Stock, Aaron’s believes that if an Aaron’s stockholder or beneficial owner of Aaron’s Common Stock considers exercising such rights, such Aaron’s stockholder or beneficial owner of Aaron’s Common Stock should seek the advice of legal counsel.
How to Exercise and Perfect Your Appraisal Rights
Aaron’s stockholders or beneficial owners of shares of Aaron’s Common Stock wishing to exercise the right to seek an appraisal of their shares of Aaron’s Common Stock must do ALL of the following:
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the Aaron’s stockholder or beneficial owner of shares of Aaron’s Common Stock must demand in writing an appraisal of their shares within 20 days after the date on which this notice is given, which written demand must reasonably inform Aaron’s of the identity of the Aaron’s stockholder or beneficial owner of Aaron’s Common Stock, as applicable, and that the Aaron’s stockholder or beneficial owner of Aaron’s Common Stock intends to demand appraisal of their shares. In addition, if submitted by a beneficial owner of Aaron’s Common Stock, such written demand must reasonably identify the holder of record of the shares of Aaron’s Common Stock for which the demand is made and be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Aaron’s Common Stock and a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which such beneficial owner consents to receive notices given by the Aaron’s Surviving Corporation and to be set forth on the verified list of persons or entities who have demanded appraisal for their shares pursuant to Section 262(f) of the DGCL. Although not expressly required by Section 262 of the DGCL, the Aaron’s Surviving Corporation reserves the right to take the position that the submission of all information required of a beneficial owner under Section 262(d)(3) of the DGCL is required with respect to any person sharing beneficial ownership of the shares for which such demand is submitted. A failure to execute a consent in favor of the Aaron’s merger will not, in itself, constitute such a written demand;

•
in the case of an Aaron’s stockholder of record, the stockholder must not vote in favor of the Aaron’s Merger or consent thereto in writing; if a beneficial owner of Aaron’s Common Stock, such person or entity must not instruct their broker, bank or other nominee to vote their share(s) of Aaron’s Common Stock in favor of the Aaron’s Merger or consent thereto in writing;

•
the Aaron’s stockholder or beneficial owner of Aaron’s Common Stock must continuously hold or beneficially own, as applicable, the shares of Aaron’s Common Stock from the date of making the demand through the Aaron’s Merger Effective Time (an Aaron’s stockholder or beneficial owner of Aaron’s Common Stock will lose appraisal rights if the Aaron’s stockholder or beneficial owner of Aaron’s Common Stock transfers the shares after such demand and before such Aaron’s Merger Effective Time); and

•
the Aaron’s stockholder, the beneficial owner of Aaron’s Common Stock or the Aaron’s Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the shares within one hundred twenty (120) days after the Aaron’s Merger Effective Time. The Aaron’s Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Making a Written Demand
Any Aaron’s stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Aaron’s, within 20 days after the date on which this notice is given, a written demand for the appraisal of the Aaron’s stockholder’s or beneficial owner’s shares of Aaron’s Common Stock. A failure to execute a consent in favor of the Aaron’s merger will not, in itself, constitute such a written demand.

A demand for appraisal made by an Aaron’s stockholder of record or beneficial owner of Aaron’s Common Stock must be executed by or on behalf of the Aaron’s stockholder of record or beneficial owner, as applicable, and must reasonably inform Aaron’s of the identity of such holder or beneficial owner.
In addition, in the case of a demand for appraisal made by a beneficial owner of Aaron’s Common Stock, the demand must also reasonably identify the holder of record of the shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of Aaron’s Common Stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Aaron’s Surviving Corporation under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL. Although not expressly required by Section 262 of the DGCL, the Aaron’s Surviving Corporation reserves the right to take the position that the submission of all information required of a beneficial owner under Section 262(d)(3) of the DGCL is required with respect to any person sharing beneficial ownership of the shares of Aaron’s Common Stock for which such demand is submitted. Whether made by an Aaron’s stockholder or beneficial owner of Aaron’s Common Stock, a written demand for appraisal must state that the person or entity intends thereby to demand appraisal of the person’s or entity’s shares of Aaron’s Common Stock.
If the shares of Aaron’s Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand made by a record holder serving in such capacity should be made in that capacity. If the shares of Aaron’s Common Stock are held of record by more than one person, as in a joint tenancy and tenancy in common, a demand for appraisal by the record holder of the shares should be executed by or on behalf of all joint holders. An authorized agent, including an authorized agent for two (2) or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; provided that the agent doing so must identify the record holder or holders of the shares (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by a beneficial owner) and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record holder or holders, or beneficial owner or owners, as the case may be. A record holder, such as a bank, broker, nominee, trustee or other record holder, who held shares of Aaron’s Common Stock immediately prior to the Aaron’s Merger Effective Time as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Aaron’s Common Stock then held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Aaron’s Common Stock as to which appraisal is sought. Where the number of shares of Aaron’s Common Stock is not expressly stated, the demand will be presumed to cover all shares of Aaron’s Common Stock that are held in the name of such record holder demanding appraisal.
Withdrawal of Appraisal
At any time within sixty (60) days after the Aaron’s Merger Effective Time, any Aaron’s stockholder of record or beneficial owner who has delivered a written demand to Aaron’s and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration by delivering to the Aaron’s Surviving Corporation, a written withdrawal of the demand for appraisal and an acceptance of the merger consideration. Any such attempt to withdraw the demand made more than sixty (60) days after the Aaron’s Merger Effective Time will require written approval of the Aaron’s Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any Aaron’s stockholder of record or beneficial owner of Aaron’s Common Stock without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for any application to the Court of Chancery made under Section 262(j) of the DGCL); provided, however, that any Aaron’s stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration within sixty (60) days after the Aaron’s Merger Effective Time. If the Aaron’s Surviving Corporation does not approve a request to withdraw a demand for appraisal and to accept the merger consideration when that approval is required, or if the Court of Chancery does not approve the dismissal of an appraisal proceeding (subject to the right to withdraw referenced above), the Aaron’s stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration being offered pursuant to the Merger Agreement.
Notice by the Aaron’s Surviving Corporation
Within ten (10) days after the Aaron’s Merger Effective Time, the Aaron’s Surviving Corporation will notify each Aaron’s stockholder of record and beneficial owner, who has complied with Section 262 of the DGCL, and who has not voted in favor of the Aaron’s Merger or consented thereto, of the Aaron’s Merger Effective Time.
Filing a Petition for Appraisal
Within one hundred twenty (120) days after the Aaron’s Merger Effective Time, but not thereafter, the Aaron’s Surviving Corporation or any Aaron’s stockholder of record or beneficial owner who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Aaron’s Surviving Corporation, in the case of a petition filed by an Aaron’s stockholder of record or beneficial owner, demanding a determination of the fair value of the shares of Aaron’s Common Stock of all such stockholders. The Aaron’s Surviving Corporation is under no obligation to and has no present intention to file a petition and Aaron’s stockholders of record and beneficial owners should not assume that the Aaron’s Surviving Corporation will file a petition or initiate any negotiations with respect to the fair value of the shares of Aaron’s Common Stock. Accordingly, any holders of record or beneficial owners of shares of Aaron’s Common Stock who desire to have their shares appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Aaron’s Common Stock within the time and in the manner prescribed in Section 262 of the DGCL. The failure of a holder or beneficial owner of Aaron’s Common Stock to file such a petition in the period and manner specified in Section 262 of the DGCL could nullify the Aaron’s stockholder’s or beneficial owner’s previous written demand for appraisal.
Within one hundred twenty (120) days after the Aaron’s Merger Effective Time, any Aaron’s stockholder of record or beneficial owner of Aaron’s Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Aaron’s Surviving Corporation a statement setting forth the aggregate number of shares of Aaron’s Common Stock not voted in favor of the Aaron’s Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares or beneficial owners holding or owning such shares (provided that, in the case of a demand made by a beneficial owner in such person’s or entity’s name, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The statement must be mailed to the requesting Aaron’s stockholder of record or beneficial owner within ten (10) days after such stockholder’s or beneficial owner’s, as applicable, request therefor has been received by the Aaron’s Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.
If a petition for an appraisal is timely filed by a holder or beneficial owner of shares of Aaron’s Common Stock and a copy thereof is served upon the Aaron’s Surviving Corporation, the Aaron’s Surviving Corporation will then be obligated within twenty (20) days after such service to file in the office of the Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all Aaron’s stockholders or beneficial owners of shares of Aaron’s Common Stock who have demanded appraisal for their shares of Aaron’s Common Stock and with whom agreements as to the value of their shares have not been reached by the Aaron’s Surviving Corporation. Upon the filing of any such petition, the Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Aaron’s Surviving Corporation and the Aaron’s stockholders or beneficial owners of shares of Aaron’s Common Stock shown on the Verified List at the addresses stated therein. The costs of such notices will be borne by the Aaron’s Surviving Corporation.
After notice has been given to the Aaron’s stockholders and beneficial owners of shares of Aaron’s Common Stock as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those Aaron’s stockholders of record or beneficial owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. At the hearing on such petition, the Court of Chancery may require the Aaron’s stockholders or beneficial owners of shares of Aaron’s Common Stock who have demanded an appraisal for their shares and who hold shares of Aaron’s Common Stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Aaron’s stockholder or beneficial owner of Aaron’s Common Stock fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such Aaron’s stockholder or beneficial owner of Aaron’s Common Stock.
Determination of Fair Value
After the Court of Chancery determines the Aaron’s stockholders and beneficial owners of shares of Aaron’s Common Stock entitled to an appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the “fair value” of the shares of Aaron’s Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Aaron’s Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (subject, in the case of interest payments, to any Voluntary Cash Payment made by the Aaron’s Surviving Corporation pursuant to Section 262(h) of the DGCL that has the effect of limiting the sum on which interest accrues as described below). In determining fair value, the Court of Chancery will take into account all relevant factors. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Aaron’s Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Aaron’s Merger Effective Time and the date of payment of the judgment. However, at any time before the Court of Chancery’s entry of judgment in the proceedings, the Aaron’s Surviving Corporation may pay to each Aaron’s stockholder and beneficial owner of Aaron’s Common Stock entitled to appraisal a Voluntary Cash Payment, in which case interest will accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid by the Aaron’s Surviving Corporation and the fair value of the shares as determined by the Court of Chancery and (b) interest theretofore accrued, unless paid at that time.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged company. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but that rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Aaron’s stockholders and beneficial owners of shares of Aaron’s Common Stock considering seeking appraisal should be aware that the fair value of their shares of Aaron’s Common Stock as so determined by the Court of Chancery could be less than, the same as or more than the value of the merger consideration.
Although Aaron’s believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and Aaron’s stockholders and beneficial owners of shares of Aaron’s Common Stock should recognize that such an appraisal could result in a determination of a value lower or higher than, or the same as, the merger consideration. None of the parties to the Mergers anticipates offering more than the merger consideration to any Aaron’s stockholder or beneficial owner of shares of Aaron’s Common Stock exercising appraisal rights, and each of the parties to the Merger Agreement reserves the right to make a Voluntary Cash Payment pursuant to Section 262(h) of the DGCL and to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Aaron’s Common Stock is less than the merger consideration.
Upon application by the Aaron’s Surviving Corporation or by any Aaron’s stockholder or beneficial owner of Aaron’s Common Stock entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of Aaron’s stockholders and beneficial owners entitled to an appraisal. Any Aaron’s stockholder or beneficial owner of Aaron’s Common Stock whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such Aaron’s stockholder or beneficial owner of Aaron’s Common Stock is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the shares of Aaron’s Common Stock, together with interest, if any, by the Aaron’s Surviving Corporation to Aaron’s stockholders of record or beneficial owners entitled thereto. Payment will be made to each such Aaron’s stockholder or beneficial owner upon the terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of an Aaron’s stockholder or beneficial owner of Aaron’s Common Stock whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Court of Chancery may also order all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL.
From and after the Aaron’s Merger Effective Time, no Aaron’s stockholder or beneficial owner of Aaron’s Common Stock who has demanded appraisal rights will be entitled to vote such shares of Aaron’s Common Stock for any purpose or to receive payment of dividends or other distributions on such shares of Aaron’s Common Stock, except dividends or other distributions on such shares of Aaron’s Common Stock, if any, payable to Aaron’s stockholders as of a time before the Aaron’s Merger Effective Time. If any stockholder who demands appraisal of shares of Aaron’s Common Stock under Section 262 of the DGCL fails to perfect or effectively loses or validly withdraws such holder’s right to appraisal, the stockholder’s shares of Aaron’s Common Stock will be deemed to have been converted at the Aaron’s Merger Effective Time into the right to receive the merger consideration, without interest. An Aaron’s stockholder or beneficial owner of Aaron’s Common Stock will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within one hundred twenty (120) days after the Aaron’s Merger Effective Time or if the Aaron’s stockholder or beneficial owner of Aaron’s Common Stock delivers to the Aaron’s Surviving Corporation a written withdrawal of the demand for an appraisal and an acceptance of the merger consideration, either within sixty (60) days after the Aaron’s Merger Effective Time or thereafter with the written approval of the Aaron’s Surviving Corporation. Once a petition for appraisal is filed with the Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the court deems just (including, without limitation, a reservation of jurisdiction for any application to the Court of Chancery made under Section 262(j) of the DGCL); provided, however, that the foregoing will not affect the right of any Aaron’s stockholder or beneficial owner of shares of Aaron’s Common Stock who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Aaron’s Merger within sixty (60) days after the Aaron’s Merger Effective Time. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s or beneficial owner’s statutory appraisal rights.
In view of the complexity of Section 262 of the DGCL, Aaron’s stockholders of record and beneficial owners wishing to exercise appraisal rights are encouraged to consult legal counsel before attempting to exercise those rights.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:
Aaron’s Intermediate Holdco, Inc.
Attention: General Counsel
400 Galleria Parkway, Suite 300
Atlanta, GA 30339-3182
(678) 402-3000
Expected Timing of the Mergers
Katapult, CCFI and Aaron’s currently expect the Mergers to be consummated in the second quarter of 2026, subject to the satisfaction or waiver of customary closing conditions, including, among others, (a) the expiration or termination of any waiting period applicable under the HSR Act, (b) the absence of any law or governmental order preventing the consummation of the Mergers, Reorganizations or the Katapult Stock Issuance, (c) the effectiveness of this Registration Statement, (d) the shares of Katapult Common Stock to be issued in Katapult Stock Issuance having been approved for listing on NASDAQ, subject only to official notice of issuance, (e) receipt of required approvals from the equityholders of each of Aaron’s, CCFI and Katapult, (f) the parties’ representations and warranties being true and correct (subject to certain customary materiality exceptions), (g) material compliance by the parties with their respective covenants, (h) the absence of a material adverse effect on any of the parties’ businesses that is continuing and (i) delivery and execution of certain documents by the parties.
However, Katapult, CCFI and Aaron’s cannot predict the actual date on which the Mergers will be consummated because consummation is subject to conditions beyond their control and it is possible that such conditions could result in the Mergers being consummated earlier or later or not being consummated at all. See “The Mergers — Regulatory Approvals” and “The Merger Agreement — Conditions to the Mergers.”

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Katapult, CCFI, Aaron’s, Merger Sub 1 or Merger Sub 2. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Katapult, Merger Sub 1 and Merger Sub 2, on one side, CCFI, on another side, and Aaron’s, on another side, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Katapult, CCFI and Aaron’s do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information of Katapult, CCFI, Aaron’s, Merger Sub 1 or Merger Sub 2, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Katapult, CCFI, Aaron’s, Merger Sub 1 or Merger Sub 2 and are modified by the disclosure schedules. If Katapult becomes aware of material facts that contradict the representations and warranties in the Merger Agreement, Katapult will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so.
The Mergers
Under the Merger Agreement, Merger Sub 1, a Delaware corporation and wholly owned subsidiary of Katapult formed by Katapult in connection with the Mergers, will merge with and into Aaron’s, with Aaron’s surviving as a wholly owned subsidiary of Katapult, and Merger Sub 2, a Delaware corporation and wholly owned subsidiary of Katapult formed by Katapult in connection with the Mergers, will merge with and into CCFI, with CCFI surviving as a wholly owned subsidiary of Katapult.
Pre-Closing Transactions
Contribution and Exchange Transactions
In connection and concurrently with the execution and delivery of the Merger Agreement, certain members of Aaron’s management and CCFI’s management (the “Aaron’s MIP Holders” and “CCFI MIP Holders,” respectively) entered into contribution and exchange agreements (the “Aaron’s Contribution and Exchange Agreement” and the “CCFI Contribution and Exchange Agreement” and, together, the “Contribution and Exchange Agreements”) with Katapult, Aaron’s and CCFI. The Contribution and Exchange Agreements provide that, among other things, (i) immediately prior to Aaron’s Merger Effective Time and subject to all conditions to Closing being met, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units (as defined below) in exchange for 943,580 shares of Katapult Common Stock (the shares, the “Aaron’s MIP Rollover Interests,” and the exchange, the “Aaron’s MIP Exchange”) and (ii) immediately prior to the CCFI Merger Effective Time and subject to all conditions to Closing being met, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity (as defined below) in exchange for 11,011,927 shares of Katapult Common Stock (the shares, the “CCFI MIP Rollover Interests,” and the exchange, the “CCFI MIP Exchange”).
Hawthorn Preferred Stock Exchange
In connection and concurrently with the execution and delivery of the Merger Agreement, Katapult, Aaron’s, CCFI and Hawthorn entered into a side letter (the “Hawthorn Side Letter”), effective as of immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, pursuant to which (i) Hawthorn shall sell to Katapult all 65,000 shares of Katapult Preferred Stock (as defined below) held by Hawthorn and all such shares of Katapult Preferred Stock shall be deemed automatically repurchased by Katapult effective immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, which purchase price shall be payable by the issuance of a new debt instrument by Katapult or one of its subsidiaries such that, as of immediately prior to the Aaron’s MIP Exchange and CCFI MIP Exchange, Katapult shall have no issued or outstanding shares of Katapult Preferred Stock, (ii) Hawthorn shall exercise the Katapult Private Warrants to purchase stock of Katapult expiring March 6, 2030, as re-issued on July 21, 2025, and expiring June 12, 2032, issued on June 12, 2025, on a cashless basis in full for shares of Katapult Common Stock and Katapult shall issue such shares of Katapult Common Stock, such that, as of immediately prior to each of the Aaron’s MIP Exchange and the CCFI MIP Exchange, no Katapult Private Warrants are outstanding and (iii) that certain director nomination agreement, dated November 3, 2025, by and between Katapult and Hawthorn shall terminate as of immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange.
The Reorganizations
Each party will effect certain reorganizations to optimize the combined organization’s structure between the date of the Merger Agreement and the Closing (the “Reorganizations”).
Merger Consideration
At the CCFI Merger Effective Time:
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any CCFI Units held in treasury or held or owned by CCFI, Merger Sub 2 or any subsidiary of CCFI immediately prior to the CCFI Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

•
the aggregate equity interests of CCFI outstanding as of immediately prior to the CCFI Merger Effective Time (including the CCFI Units and the CCFI Phantom Units but not including certain CCFI MIP Equity, outstanding options to purchase CCFI Units (the “CCFI Options”) and outstanding warrants to purchase CCFI Units (the “CCFI Warrants”), and excluding CCFI Units to be canceled pursuant to the above) (collectively, the “CCFI Interests”) will be collectively converted solely into the right to receive an aggregate of 58,516,558 shares of Katapult Common Stock (the “CCFI Merger Share Amount”) and allocated to the holders of CCFI Interests in accordance with the CCFI allocation schedule (the “CCFI Allocation Schedule”);

•
the CCFI Phantom Units outstanding as of immediately prior to the CCFI Merger Effective Time will be terminated in accordance with the plan termination and liquidation rules of Section 409A of the Code and each holder of CCFI Phantom Units will be entitled to receive shares of Katapult Common Stock twelve months following the effectiveness of the CCFI Phantom Units Plan termination under Section 409A;

•
the CCFI CIC Plan and all awards thereunder will terminate automatically and without any required action on the part of any holder or beneficiary thereof and the sole holder of an award under the CCFI CIC Plan will be entitled to receive a cash payment, in an amount equal to $5,384,610, which is consistent with the CCFI Allocation Schedule, as soon as reasonably practicable after the Closing;

•
244,146 shares of Katapult Common Stock will be subject to the CCFI Warrants (assuming cashless exercise before Closing) (the “CCFI Warrant Amount”); and

•
vested CCFI Options that are outstanding immediately before the CCFI Merger Effective Time will, automatically and without any required action on the part of the holder or beneficiary thereof, be forfeited for no consideration.

At the Aaron’s Merger Effective Time:
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any shares of Aaron’s Common Stock held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP Holdings, LLC or any subsidiary of Aaron’s immediately prior to the Aaron’s Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor;

•
the aggregate equity interests of Aaron’s outstanding as of immediately prior to the Aaron’s Merger Effective Time (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock but not including Class A Unit and Class B membership interests of Aaron’s MIP Holdings, LLC (collectively, “Aaron’s MIP Units”), and excluding shares to be canceled pursuant to the above and excluding shares of Aaron’s Common Stock that are outstanding immediately prior to the Aaron’s Merger Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Aaron’s Common Stock in accordance with Section 262 of the DGCL) (collectively, the “Aaron’s Interests”) will be collectively converted solely into the right to receive an aggregate of 11,369,237 shares of Katapult Common Stock (the “Aaron’s Merger Share Amount”), for all such outstanding equity interests and allocated to the holders of Aaron’s Interests in accordance with the Aaron’s allocation schedule (the “Aaron’s Allocation Schedule”);

•
each outstanding performance cash unit of Aaron’s (each, an “Aaron’s PCU Award”) will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the Aaron’s PCU Award at the Aaron’s Merger Effective Time; and

•
each outstanding restricted cash grant award (each, an “Aaron’s RCG Award”) will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the Aaron’s RCG Award at the Aaron’s Merger Effective Time.

If, between the date of the Merger Agreement and the CCFI Merger Effective Time or the Aaron’s Merger Effective Time, any CCFI Interests, Aaron’s Interests or Katapult Common Stock as applicable, shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there has been any exercise or expiration, forfeiture or other termination of or other change in the CCFI Warrants, CCFI MIP Equity or Aaron’s MIP Units, as applicable, then the CCFI Merger Share Amount, CCFI MIP Rollover Interests, the CCFI Warrant Amount, the CCFI Allocation Schedule, the Aaron’s Merger Share Amount, Aaron’s MIP Rollover Interests and the Aaron’s Allocation Schedule, as applicable, will be correspondingly adjusted to provide the CCFI unitholders and Aaron’s stockholders, as applicable, the same economic effect contemplated by the Merger Agreement, provided that there will be no adjustment to the total number of shares of Katapult Common Stock that CCFI unitholders and Aaron’s stockholders, as applicable, will be entitled to receive.
The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Katapult Common Stock that CCFI unitholders and Aaron’s stockholders will be entitled to receive for changes in the market price of Katapult Common Stock. Accordingly, the market value of the shares of Katapult Common Stock issued pursuant to the Mergers will depend on the market value of the shares of Katapult Common Stock at the time of Closing, and could vary significantly from the market value on the date of this proxy statement/prospectus. No fractional shares of Katapult Common Stock will be issuable pursuant to the Mergers to CCFI unitholders or Aaron’s stockholders. Instead, each CCFI unitholder and Aaron’s stockholder who would otherwise be entitled to receive a fraction of a share of Katapult Common Stock, after aggregating all fractional shares of Katapult Common Stock issuable to such securityholder, will be paid in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock as quoted on NASDAQ, on the date the Mergers become effective.
Additionally, the Merger Agreement provides that, on or prior to the Closing, the parties to the Merger Agreement will mutually agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers and, at the Closing, Katapult will deposit with the exchange agent stock certificates or non-certificated shares represented by book entry representing the shares of Katapult Common Stock issuable to the CCFI unitholders and Aaron’s stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.
The Merger Agreement provides that, promptly (and in any event within one Business Day) following the Closing, Katapult will cause the exchange agent to mail to each record holder of CCFI Interests and Aaron’s Interests immediately prior to the CCFI Merger Effective Time and Aaron’s Merger Effective Time, respectively, a letter of transmittal and instructions for effecting the surrender of the CCFI Interests and

Aaron’s stock certificates in exchange for certificated or non-certificated book entry shares representing shares of Katapult Common Stock.
Upon surrender of a CCFI Interest or Aaron’s stock certificate to the exchange agent for exchange, together with a duly signed letter of transmittal and such other documents as the exchange agent or Katapult may reasonably require, the CCFI Interest or Aaron’s stock certificate surrendered will be cancelled and the holder of the CCFI Interest or Aaron’s stock certificate will be entitled to receive the following:
•
a certificate (or non-certificated book entry) representing the number of whole shares of Katapult Common Stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement;

•
cash in lieu of any fractional share of Katapult Common Stock pursuant to the provisions of the Merger Agreement; and

•
dividends or other distributions, if any, declared or made with respect to Katapult Common Stock with a record date after the Closing.

At the CCFI Merger Effective Time and the Aaron’s Merger Effective Time, all holders of CCFI Interests and all holders of certificates representing shares of Aaron’s Common Stock, respectively, that were outstanding immediately prior to the CCFI Merger Effective Time or Aaron’s Merger Effective Time (other than dissenting shares) will cease to have any rights as unitholders of CCFI or stockholders of Aaron’s, respectively. In addition, no further transfer of CCFI Interests or shares of Aaron’s Common Stock after the CCFI Merger Effective Time or Aaron’s Merger Effective Time, respectively, will be registered on the stock transfer books of CCFI or Aaron’s, respectively, and the stock transfer books will be closed.
If any Aaron’s stock certificate has been lost, stolen or destroyed, Katapult may, in its discretion, and as a condition precedent to the delivery of any certificate or book entry representing shares of Katapult Common Stock, require the owner of such lost, stolen or destroyed Aaron’s stock certificate to deliver an affidavit and indemnification agreement claiming such Aaron’s stock certificate has been lost, stolen or destroyed.
From and after the CCFI Merger Effective Time and Aaron’s Merger Effective Time, respectively, until it is surrendered, each CCFI Interest or Aaron’s stock certificate that previously evidenced Aaron’s Common Stock (other than dissenting securities) will be deemed to represent only the right to receive a certificate or book entry representing shares of Katapult Common Stock and cash in lieu of any fractional share of Katapult Common Stock in accordance with the CCFI Allocation Schedule or Aaron’s Allocation Schedule, as applicable. Katapult will not pay dividends or other distributions on any shares of Katapult Common Stock to be issued in exchange for any CCFI Interest or Aaron’s stock certificate until the CCFI Interest or Aaron’s stock certificate is surrendered as provided in the Merger Agreement.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Katapult, CCFI and Aaron’s for a transaction of this type relating to, among other things:
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corporate organization and power, and similar corporate matters;

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subsidiaries;

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capitalization;

•
financial statements and, with respect to Katapult, documents filed with the SEC and the accuracy of information contained in those documents;

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the absence of material changes or events;

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title to assets;

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real property and leaseholds;

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intellectual property;

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material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

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liabilities;

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regulatory compliance and permits;

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anti-corruption;

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trade control laws and sanctions;

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tax matters;

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employee benefit plans;

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labor and employment;

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environmental matters;

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insurance;

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legal proceedings and orders;

•
authority to enter into the Merger Agreement and the related agreements;

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votes required for completion of the Mergers and approval of the proposals that will come before the Special Meeting and that will be the subject of the CCFI unitholder and Aaron’s stockholder written consents;

•
except as otherwise specifically identified in the Merger Agreement, the fact that the consummation of the Mergers would not contravene any party’s organizational documents or any third-party agreement or require the consent of any third party;

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any brokerage or finder’s fee or other fee or commission in connection with the Contemplated Transactions;

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privacy matters relating to personally identifiable information collected by each party;

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related party agreements or arrangements;

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with respect to Katapult, the valid issuance in the Mergers of the Katapult Common Stock;

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with respect to Katapult, the receipt of an opinion regarding the fairness of the Katapult Stock Issuance from Katapult’s financial advisor;

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with respect to Katapult and Aaron’s, compliance with applicable laws related to rent-to-own businesses;

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with respect to Aaron’s, certain franchise matters;

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disclosures to be included in this proxy statement/prospectus;

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an assertion that no other representations and warranties, except as set forth in the Merger Agreement, are being given to the other parties; and

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an acknowledgement that the other parties not providing any other representations or warranties except as set forth in the Merger Agreement.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Mergers, but their accuracy forms the basis of one of the conditions to the obligations of Katapult, CCFI and Aaron’s to complete the Mergers.
Conduct of Businesses Pending the Mergers
Katapult agreed that during the period between the date of the Merger Agreement and through the Closing it will and will cause its subsidiaries to use reasonable best efforts to conduct its business in the ordinary course of business in all material respects and in compliance with all applicable laws and regulations and in material compliance with certain contracts, and to take other agreed-upon actions. Katapult also agreed that, subject to certain limited exceptions, without the consent of CCFI and Aaron’s (such consent not to be unreasonably withheld, delayed or conditioned), it will not and will not cause or permit any of its subsidiaries to, do any of the following:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than for shares of Katapult capital stock issuable as a dividend that have accrued pursuant to the Katapult Charter), or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Katapult Common Stock from participants in the Cognical Holdings, Inc. 2014 Stock Incentive Plan (the “Katapult 2014 Plan”) and the Katapult Holdings, Inc. 2021 Equity Incentive Plan (the “Katapult 2021 Plan” and, together with the Katapult 2014 Plan, the “Katapult Equity Plans” and each a “Katapult Equity Plan”) in accordance with past practice and the terms of the Katapult Equity Plans and applicable award agreements);

•
amend the certificate of incorporation, bylaws or other charter or organizational documents of Katapult, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

•
form any subsidiary or acquire or dispose of any equity interest or other interest in any other entity;

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other than in the ordinary course of business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or expenditures in excess of $125,000 individually, or, in the aggregate, in excess of $625,000;

•
except as required under the express terms of any Katapult Employee Plan (as defined in the Merger Agreement), adopt, terminate, establish, increase benefits under or enter into any Katapult Employee Plan; cause or permit any Katapult Employee Plan to be amended other than as required by applicable law; accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required by a Katapult Employee Plan), or, other than in the ordinary course of business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors, employees or natural person consultants; or increase the severance or change of control benefits offered to any current or new employees or natural person service providers;

•
negotiate, modify, extend, or enter into any collective bargaining agreement or other agreement with any labor union, labor organization or works council or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Katapult or any of its subsidiaries;

•
implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;

•
hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;

•
intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of Katapult and its subsidiaries as a whole;

•
acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to Katapult and its subsidiaries taken as a whole or sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to Katapult and its subsidiaries taken as a whole, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;
•
enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Katapult or any of its subsidiaries which (1) involves payment or receipt by Katapult or any of its subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of the Merger Agreement in excess of $1,250,000 in the aggregate or (2) contains a covenant limiting the freedom of Katapult or any of its subsidiaries to engage in any line of business or compete with any person, in a manner that would be material to Katapult and its subsidiaries taken as a whole (provided that amendments that are favorable to Katapult and renewals of existing agreements, contracts, or insurance policies in the ordinary course of business are not prohibited);

•
settle any pending or threatened legal proceeding against Katapult or any of its subsidiaries that is material to the business of Katapult and its subsidiaries taken as a whole;

•
terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•
forgive any material loans to Katapult’s employees, officers, directors or affiliates;

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other than as required by law or GAAP, take any action to change Katapult’s accounting policies or procedures or cash management practices; or

•
agree, resolve or commit to do any of the foregoing.

Katapult further agreed that it will not, and will cause its subsidiaries not to, other than in connection with the Contemplated Transactions under the Merger Agreement, sell, issue or grant, or authorize the issuance of (or make any commitment to do any of the foregoing): any capital stock or other security (except for shares of Katapult Common Stock issued upon the valid exercise of outstanding Katapult options or warrants outstanding as of the date of the Merger Agreement or settlement of Katapult restricted stock unit awards and performance stock unit awards outstanding as of the date of the Merger Agreement or sales of shares of Katapult Common Stock issued upon vesting and/or settlement of Katapult restricted stock unit awards and performance stock unit awards outstanding as of the date of the Merger Agreement to cover tax obligations upon such vesting and/or settlement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security.
Aaron’s agreed that during the period between the date of the Merger Agreement and through the Closing it will and will cause its subsidiaries to use reasonable best efforts to conduct its business in the ordinary course of business in all material respects and in compliance with all applicable laws and regulations and in material compliance with certain contracts, and to take other agreed-upon actions. Aaron’s also agreed that, subject to certain limited exceptions, without the consent of Katapult and CCFI (such consent not to be unreasonably withheld, delayed or conditioned), it will not and will not cause or permit any of its subsidiaries to, do any of the following:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of common stock (other than for shares of Aaron’s Common Stock issuable as a dividend that have accrued pursuant to Aaron’s certificate of incorporation); or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Aaron’s Common Stock from terminated employees of Aaron’s pursuant to contracts in effect as of the date of the Merger Agreement and disclosed on the Aaron’s disclosure schedules attached to the Merger Agreement (the “Aaron’s Disclosure Schedule”));

•
amend the certificate of incorporation, bylaws or other charter or organizational documents of Aaron’s, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

•
form any subsidiary or acquire or dispose of any equity interest or other interest in any other entity;

•
other than in the ordinary course of business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or expenditures in excess of $250,000 individually, or, in the aggregate, in excess of $1,250,000;

•
except as required under the express terms of any Aaron’s Employee Plan (as defined in the Merger Agreement) adopt, terminate, establish, increase benefits under, or enter into any employee plan; cause or permit any Aaron’s Employee Plan to be amended; accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required pursuant to an Aaron’s Employee Plan), or, other than in the ordinary course of business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors, employees or natural person consultants, or increase the severance or change of control benefits offered to any current or new employees or natural person service providers;

•
negotiate, modify, extend, or enter into any collective bargaining agreement or other agreement with any labor union, labor organization or works council or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Aaron’s or any of its subsidiaries;

•
implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;

•
hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;

•
intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of Aaron’s and its subsidiaries as a whole;

•
acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to Aaron’s and its subsidiaries taken as a whole or sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to Aaron’s and its subsidiaries taken as a whole, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•
enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Aaron’s or any of its subsidiaries which (1) involves payment or receipt by Aaron’s or any of its subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of the Merger Agreement in excess of $1,250,000 in the aggregate or (2) contains a covenant limiting the freedom of Aaron’s or any of its subsidiaries to engage in any line of business or compete with any person, in a manner that would be material to Aaron’s and its subsidiaries taken as a whole (provided amendments that are favorable to Aaron’s and renewals of existing agreements, contracts, or insurance policies in the ordinary course of business are not prohibited);

•
settle any pending or threatened legal proceeding against Aaron’s or any of its subsidiaries that is material to the business of Aaron’s and its subsidiaries taken as a whole;

•
terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•
forgive any material loans to Aaron’s employees, officers, directors or affiliates;

•
other than as required by law or GAAP, take any action to change Aaron’s accounting policies or procedures or cash management practices; or

•
agree, resolve or commit to do any of the foregoing.

Aaron’s further agreed that it will not, and will cause its subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing) any capital stock or other security; any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;
CCFI agreed that during the period between the date of the Merger Agreement and through the Closing it will and will cause its subsidiaries to use reasonable best efforts to conduct its business in the ordinary course of business in all material respects and in compliance with all applicable laws and regulations and in material compliance with certain contracts, and to take other agreed-upon actions. CCFI also agreed that, subject to certain limited exceptions, without the consent of Katapult and Aaron’s (such consent not to be unreasonably withheld, delayed or conditioned), it will not and will not cause or permit any of its subsidiaries to, do any of the following:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of common stock (other than (1) for CCFI Units issuable as a dividend that have accrued pursuant to CCFI’s certificate of incorporation or (2) certain distributions set forth on the CCFI disclosure schedules attached to the Merger Agreement (the “CCFI Disclosure Schedule”)); or repurchase, redeem or otherwise reacquire any shares of its common stock or other securities (except for CCFI Units from terminated employees of CCFI) pursuant to contracts in effect as of the date of the Merger Agreement and disclosed on the CCFI Disclosure Schedule;

•
amend the certificate of formation, limited liability company agreement or other charter or organizational documents of CCFI, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

•
form any subsidiary or acquire or dispose of any equity interest or other interest in any other entity;

•
other than in the ordinary course of business, incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $250,000 individually, or, in the aggregate, in excess of $1,250,000;

•
except as required under the express terms of any CCFI Employee Plan (as defined in the Merger Agreement), adopt, terminate, establish, increase benefits under, or enter into any employee plan; cause or permit any CCFI Employee Plan to be amended other than as required by law; accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required pursuant to a CCFI Employee Plan), or, other than in the ordinary course of business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors or employees or natural person consultants, or increase the severance or change of control benefits offered to any current or new employees or natural person service providers;

•
negotiate, modify, extend, or enter into any collective bargaining agreement or other agreement with any labor union, labor organization or works council or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of CCFI or any of its subsidiaries;

•
implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;

•
hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;

•
intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of CCFI and its subsidiaries as a whole;

•
acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to CCFI and the CCFI subsidiaries taken as a whole or sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to CCFI and its subsidiaries taken as a whole, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
make, change or revoke any material tax election; file any material amendment to any tax return; adopt or change any material accounting method in respect of taxes; change any annual tax accounting period; enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of taxes; apply for or enter into any ruling from any tax authority with respect to taxes; surrender any right to claim a material tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•
enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by CCFI or any of its subsidiaries which (1) involves payment or receipt by CCFI or any of its subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of the Merger Agreement in excess of $1,250,000 in the aggregate or (2) contains a covenant limiting the freedom of CCFI or any of its subsidiaries to engage in any line of business or compete with any person, in a manner that would be material to CCFI and its subsidiaries taken as a whole (provided amendments that are favorable to CCFI and renewals of existing agreements, contracts, or insurance policies in the ordinary course of business are not prohibited);

•
settle any pending or threatened legal proceeding against CCFI or any of its subsidiaries that is material to the business of CCFI and its subsidiaries taken as a whole;

•
terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•
forgive any material loans to CCFI’s employees, officers, directors or affiliates;

•
other than as required by law or GAAP, take any action to change CCFI’s accounting policies or procedures or cash management practices; or

•
agree, resolve or commit to do any of the foregoing.

CCFI further agreed that it will not, and will cause its subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing) any capital stock or other security (except for CCFI Units issued upon the valid exercise of any CCFI Phantom Units, CCFI Options or CCFI Warrants outstanding as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;
Conditions to the Mergers
Each party’s obligation to complete the Mergers is subject to the satisfaction or waiver by each of the parties, at or prior to the Mergers, of various conditions, which include, amongst other matters, the following:
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the Registration Statement, of which this proxy statement/prospectus is a part, must have become effective in accordance with the provisions of the Securities Act and must not be subject to any stop order or proceeding by the SEC seeking a stop order with respect to the Registration Statement;

•
there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Mergers, Reorganizations or the Stock Issuance

Proposal by any court of competent jurisdiction or other U.S. governmental entity of competent jurisdiction that remains in effect, and no U.S. law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Mergers or the Stock Issuance Proposal illegal (provided that, prior to asserting such condition, each of the parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order to and to appeal as promptly as possible any such injunction or other order that may be entered);
•
the holders of (i) a majority of the shares of CCFI Voting Units that are issued and outstanding on           , 2026, the record date, for the written consent of the CCFI unitholders and (ii) the CCFI Significant Class D CCFI Preferred Investors (as defined in the CCFI LLCA) holding at least 66% of the voting power held by such Significant Class D Preferred Investors must have approved the Merger Agreement and the Contemplated Transactions;

•
the holders of a majority of the shares of Aaron’s Common Stock that are issued and outstanding on           , 2026, the record date, for the written consent of the Aaron’s stockholders must have approved the Merger Agreement and the Contemplated Transactions;

•
the majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy at the Special Meeting and entitled to vote on the Stock Issuance Proposal must have approved the Merger Agreement and the Contemplated Transactions;

•
the waiting period (and any extension thereof) required under the HSR Act shall have expired or been terminated;

•
the existing shares of Katapult Common Stock must be continually listed on NASDAQ from the date of the Merger Agreement through the closing of the Mergers, and Katapult must have caused the additional shares of Katapult Common Stock to be issued in the Mergers, the Aaron’s MIP Exchange and the CCFI MIP Exchange to be approved for listing on NASDAQ (in each case, subject to official notice of issuance) as of the consummation of the Mergers; and

•
each consent required to be obtained by such Party to enable the Mergers and the transactions and actions contemplated by the Merger Agreement to not contravene, conflict with, result in a violation or breach of, or result in a default under, any credit to which any party or its subsidiaries is a party must be obtained.

In addition, each party’s obligation to complete the Mergers is further subject to the satisfaction or waiver by that party of, amongst other matters, the following additional conditions:
•
the representations and warranties of each other party regarding due organization, subsidiaries, organizational documents and codes of conduct, required votes, non-contravention and financial advisors must be true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects at and as of the closing date of the Mergers as if made on and as of such time or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the representations and warranties of each party regarding capitalization must be true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects at and as of the closing date of the Mergers, except for such inaccuracies which are de minimis individually or in the aggregate;

•
the remaining representations and warranties of each other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Mergers with the same force and effect as if made on the closing date of the Mergers or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of such representations and warranties to be true and correct, in each case or in the aggregate, would not reasonably be expected to have a material adverse effect;

•
the other parties to the Merger Agreement must have performed or complied in all material respects with all covenants and obligations in the Merger Agreement required to be performed or complied with by it at or prior to the Closing; and

•
the other parties must have delivered certain certificates and other documents required under the Merger Agreement for the consummation of the Mergers.

In addition, the obligations of Katapult, Merger Sub 1 and Merger Sub 2 to complete the Mergers are further subject to the satisfaction or waiver by Katapult of the following conditions:
•
each of CCFI and Aaron’s must have delivered to Katapult a signed certificate by the Chief Executive Officer and President of CCFI and the Chief Executive Officer and President of Aaron’s, respectively, on behalf of CCFI and Aaron’s, respectively, confirming certain conditions in the Merger Agreement have been duly satisfied;

•
CCFI and Aaron’s must have delivered to Katapult written resignations, executed by the officers, managers and directors of CCFI and Aaron’s, as applicable, who will not be officers, managers or directors of the CCFI Surviving Company and Aaron’s Surviving Corporation, respectively, following the consummation of the Mergers;

•
each of CCFI and Aaron’s must have delivered to Katapult a signed statement that each of CCFI and Aaron’s, respectively, is not (and has not been for the applicable period specified in Section 897(c)(1)(A)(ii) of the Code) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations;

•
the lock-up agreements and stockholders agreement executed by certain officers, managers, directors and other unitholders and stockholders of CCFI and Aaron’s, as applicable, must continue to be in full force and effect as of immediately following the CCFI Merger Effective Time and the Aaron’s Merger Effective Time, respectively;

•
there shall have been no effect, change, condition, event, circumstance, occurrence, result, state of facts or development (each, an “Effect”) that, considered together with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of CCFI, Aaron’s and their subsidiaries, taken as a whole, or the ability of CCFI or Aaron’s to consummate the Contemplated Transactions.

The Merger Agreement provides that certain events shall not be considered a material adverse effect to CCFI or Aaron’s, including without limitation:
•
any changes in global, foreign, national or regional economic, financial, regulatory, political or geographical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any governmental authority in response thereto (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Aaron’s or CCFI or any of their subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s, CCFI or their subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any conditions generally affecting the industries or geographic markets in which CCFI or Aaron’s, as applicable, and any of their subsidiaries operate (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Aaron’s or CCFI or any of their subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s, CCFI of their subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any failure by CCFI or Aaron’s, as applicable, or any of their subsidiaries to meet internal or published projections, forecasts, or estimates (provided that the underlying causes of any such failure may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any change in the price or trading volume of shares of equity securities or any other securities of CCFI or Aaron’s or any change or prospective change in the credit rating of CCFI or Aaron’s or either of their subsidiaries (provided that the underlying causes of any such change may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any change in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Aaron’s or CCFI or any of their subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s, CCFI or their subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any effect resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with CCFI or Aaron’s;

•
any effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of CCFI or Aaron’s or any of their subsidiaries;

•
any litigation brought by securityholders or debtholders arising from the Merger Agreement or the Contemplated Transactions;

•
any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak) or any acts of terrorism, sabotage, military action, act of war or war, whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza, declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Aaron’s or CCFI or any of their subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s, CCFI or their subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any specific action taken at the written request of Katapult, Merger Sub 1 or Merger Sub 2 or expressly required by the Merger Agreement;

•
any tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Aaron’s or CCFI or any of their subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s, CCFI or their subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur); or

•
any change after the date of the Merger Agreement in U.S. GAAP or any change in applicable laws, rules or regulations or interpretations thereof (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Aaron’s or CCFI or any of their subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s, CCFI or their subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur).

In addition, the obligations of each of CCFI and Aaron’s to complete the Mergers are further subject to the satisfaction or waiver of, amongst other matters, the following conditions:
•
Katapult must have delivered to each of CCFI and Aaron’s written resignations, executed by the officers and directors of Katapult, respectively, who will not be officers or directors of the surviving corporation following the consummation of the Mergers;

•
CCFI and Aaron’s must have delivered to written resignations to the other parties executed by the officers, managers and directors of CCFI and Aaron’s, respectively, who will not be officers or directors of the surviving corporation following the consummation of the Mergers;

•
the lock-up agreements, stockholders agreement and registration rights agreement executed by certain officers, directors and other unitholders and stockholders of Katapult and Aaron’s or CCFI, as applicable, must continue to be in full force and effect as of immediately following the Aaron’s Merger Effective Time and CCFI Merger Effective Time; and

•
there shall have been no Effect that, considered together with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Katapult, Aaron’s or CCFI, as applicable, and their subsidiaries, taken as a whole, or the ability of Katapult or Aaron’s or CCFI, as applicable, to timely consummate the Contemplated Transactions.

The Merger Agreement provides that certain events shall not be considered a material adverse effect to Katapult, including without limitation:
•
any changes in global, foreign, national or regional economic, financial, regulatory, political or geographical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any governmental authority in response thereto (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Katapult or any of its subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any conditions generally affecting the industries or geographic markets in which Katapult and any of its subsidiaries operate (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Katapult or any of its subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any failure by Katapult or any of its subsidiaries to meet internal or published projections, forecasts, or estimates (provided that the underlying causes of any such change may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any change in the price or trading volume of shares of equity securities or any other securities of Katapult or any change or prospective change in the credit rating of Katapult its subsidiaries (provided that the underlying causes of any such change may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any change in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Katapult or any of its subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its subsidiaries conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any effect resulting from the execution, delivery, announcement or performance of the obligations under the Merger Agreement or the announcement, pendency or anticipated consummation of the Mergers or Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with Katapult;

•
any effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of Katapult or any of its subsidiaries;

•
any litigation brought by securityholders or debtholders arising from the Merger Agreement or the Contemplated Transactions;

•
any hurricane, tornado cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak) or any acts of terrorism, sabotage, military action or war, whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza, declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Katapult or any of its subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its subsidiaries conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

•
any specific action taken at the written request of CCFI or Aaron’s or expressly required by the Merger Agreement;

•
any tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Katapult or any of its subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur); or

•
any change after the date of the Merger Agreement in U.S. GAAP or any change in applicable laws, rules or regulations or interpretations thereof (provided that to the extent such material adverse effect has had a materially disproportionate adverse effect on Katapult or any of its subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its subsidiaries, as applicable, conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur).

Each of Katapult, CCFI and Aaron’s may waive any or all of the conditions to the closing of the proposed Mergers that are for its benefit to the extent permitted by applicable law. Each of Katapult, CCFI and Aaron’s do not believe that applicable law would permit them to waive (i) the condition for obtaining approval from Katapult’s stockholders of the Stock Issuance Proposal or (ii) the condition for obtaining approval of the proposed Mergers from both of CCFI’s unitholders and Aaron’s stockholders.
Regulatory Approvals
Each of Katapult, CCFI and Aaron’s has agreed:
•
to use reasonable best efforts to take, or cause to be taken (including by causing their subsidiaries to take) all actions (including instituting or defending any action, suit or proceeding) and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Contemplated Transactions, including (i) preparing and filing as promptly as practicable with any governmental body all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, transfers and applications and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental bodies (and use commercially reasonable efforts to obtain consents from third parties other than governmental bodies, if mutually agreed) that are necessary, proper or advisable to consummate the Contemplated Transactions as expeditiously as possible (and in any event prior to the End Date); provided that each of Katapult, CCFI and Aaron’s will make appropriate filings, if required by and pursuant to the HSR Act with respect to the Contemplated Transactions as expeditiously as possible after the date of the Merger Agreement;

•
to use reasonable best efforts to cooperate and consider in good faith any request, action, agreement, condition, commitment or remedy of any kind in order to consummate the Contemplated Transactions, including but not limited to any remedy that would require any of Katapult, CCFI or Aaron’s to sell, divest, lease, license, transfer, dispose of, or otherwise encumber, impair, limit or restrict such entity’s ownership or control, management or operation of its assets or businesses; provided that the parties shall use their reasonable best efforts to eliminate each and every impediment under any antitrust law to consummate the Contemplated Transactions and to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit the Contemplated Transactions provided that none of Katapult, CCFI or Aaron’s or any of their subsidiaries, shall be required to take such action unless such action is conditioned upon the consummation of the Contemplated Transactions to the extent that for any of the parties, taking such actions would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Katapult or its subsidiaries, taken as a whole, after giving effect to the Contemplated Transactions (including the Mergers), in each case, it being understood that any proceeds received or expected to be received from such actions shall not be taken into consideration in making such determination;

•
to jointly develop the overall strategy, any substantive positions taken, as well as the final form of any work product to be submitted to any governmental body (including the investigative staff, management, and leadership), including any presentation, memorandum, white paper, opinion, and other written communication, with each of the parties to consult and cooperate reasonably promptly and in good faith with the other parties with respect thereto (provided that in the event any Party reasonably objects in writing to any such strategy or advocacy, then such matters shall be resolved as necessary through a discussion among the chief executive officers of the Parties); with such discussion to be held no later than 24 hours following the date of objection, and if such representatives are not in good faith able to resolve such objection, such matter shall thereafter be resolved by a court of competent jurisdiction.); and

•
to the extent permitted by the applicable laws, (i) promptly notify the other parties of any substantive and other material communication (whether written or oral) made or received by any party, as applicable, with any governmental body relating to the antitrust laws (or certain other regulatory filings) and regarding the Merger Agreement or any Contemplated Transactions, and, if permitted by the applicable laws and reasonably practical, permit the other parties to review in advance any proposed written substantive and other material communication or submission to any such governmental body and consider in good faith such other parties’ (and any of their respective outside counsels’) reasonable comments to such proposed written communication or submission; (ii) not agree to participate in any in-person meeting or substantive discussion with any governmental body in respect of any filing, investigation or inquiry relating to the antitrust laws (or certain other regulatory filings) and regarding the Merger Agreement or any of the Contemplated Transactions unless, to the extent reasonably practicable, it consults with such other parties in advance and, to the extent permitted by such governmental body, gives such other parties the opportunity to attend or participate, as applicable; and (iii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its affiliates and representatives, on the one hand, and such governmental body or its respective staff, on the other hand, with respect to the Merger Agreement and the Contemplated Transactions.

Other Agreements
Katapult, CCFI and Aaron’s agree that:
•
none of the parties will make any public statement concerning the Merger, subject to certain exceptions;

•
Katapult will use commercially reasonable efforts to obtain approval for listing on NASDAQ the shares of Katapult Common Stock being issued in the Mergers and to use commercially reasonable efforts to maintain its existing listing on NASDAQ until the CCFI Merger Effective Time and obtain approval for the listing of the combined corporation on NASDAQ;

•
from the Closing through the sixth anniversary of the Closing Date, each of Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company will, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Aaron’s Merger Effective Time or the CCFI Merger Effective Time, as applicable, a director, manager or officer of Katapult, Aaron’s or CCFI or any of their respective subsidiaries to the fullest extent permitted under the DGCL or DLLC, as applicable, and Katapult will maintain directors’ and officers’ liability insurance policies for the directors and officers of Katapult, CCFI and Aaron’s;

•
Katapult will pay all fees and expenses incurred in relation to (i) the printing and filing with the SEC of this proxy statement/prospectus and any amendments or supplements thereto and (ii) the filing and application fees payable to NASDAQ in connection with the NASDAQ Listing Application and the listing of the Katapult Common Stock to be issued in the Mergers on NASDAQ;

•
Katapult, Merger Sub 1, Merger Sub 2, CCFI and Aaron’s shall cooperate reasonably with each other and shall provide such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined organization to continue to meet its obligations following the Closing;

•
Katapult shall obtain and deliver to Aaron’s and CCFI at or prior to the Closing resignation letters in a form reasonably acceptable to Aaron’s and CCFI and executed by certain officers and directors of Katapult, pursuant to which each such officer and director of Katapult resigns from all of their positions and offices with Katapult and its subsidiaries, effective at the Closing; and

•
Katapult shall take all necessary action to cause the Katapult Board to, (i) increase the size of the Katapult Board such that the Katapult Board will consist of nine (9) members (ii) appoint the agreed upon Katapult Board designees and (iii) appoint officers of Katapult mutually agreed to by the parties.

Non-Solicitation
Each of Katapult, CCFI and Aaron’s has agreed that, subject to limited exceptions, Katapult, CCFI and Aaron’s and any of their respective subsidiaries will not, and each party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, representatives, consultants or other agents retained by it or any of its subsidiaries not to, directly or indirectly:
•
solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to result in an Acquisition Proposal or an Acquisition Inquiry;

•
knowingly furnish any nonpublic information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•
engage in discussions (other than to inform any person of the existence of such non-solicitation obligations) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•
approve, endorse or recommend an Acquisition Proposal; or

•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an “Acquisition Transaction,” as defined in the Merger Agreement.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time before the completion of the Mergers, whether before or after the required unitholder and stockholder approvals to complete the Mergers have been obtained, as set forth below:
•
by mutual written consent duly authorized by the board of directors of each of Katapult, CCFI and Aaron’s;

•
by any of Katapult, CCFI or Aaron’s if the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance shall not have been consummated by September 30, 2026 (subject to possible extension) (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that this right to terminate shall not be available upon request of any party in the event that (i) the SEC has not declared effective the Registration Statement, of which this proxy statement/prospectus is a part, by the date that is 60 days prior to the initial End Date or (ii) at the initial End Date if any of the conditions to the Closing relating to the expiration of the waiting period under the HSR Act have not been satisfied, then the End Date shall be automatically extended one (1) time by an additional ninety (90) days, and such date shall become the End Date for purposes of the Merger Agreement, unless the parties agree otherwise;

•
by either Katapult, Aaron’s or CCFI if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance;

•
by any of Katapult, CCFI or Aaron’s if the stockholders of Katapult do not approve the Stock Issuance Proposal described in this proxy statement/prospectus;

•
by CCFI or Aaron’s, at any time prior to the approval by Katapult stockholders of the Stock Issuance Proposal, if:

•
the Transaction Committee of the Katapult Board or the Katapult Board fails to recommend that the stockholders of Katapult vote to approve the Stock Issuance Proposal and the adoption of the 2026 Plan Proposal or withdraws or modifies its respective recommendation in a manner adverse to CCFI or Aaron’s;

•
Katapult fails to include in this proxy statement/prospectus either of such respective recommendations;

•
the Transaction Committee of the Katapult Board or the Katapult Board fails to publicly reaffirm such recommendations within 10 business days after CCFI or Aaron’s so requests in writing (provided that not more than three such requests may be made by CCFI or Aaron’s); and

•
the Transaction Committee of the Katapult Board or the Katapult Board publicly approves, endorses or recommends any Acquisition Proposal (as defined in the Merger Agreement) (each of the above clauses is referred to as a “Katapult Triggering Event”).

•
by any of Katapult, CCFI or Aaron’s if the either of the other parties has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other parties has become inaccurate, in either case such that certain conditions to the consummation of the Mergers would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable (and provided that at the time of such breach, the other party has not also then breached any of its representations, warranties covenants or agreements under the Merger Agreement such that certain condition to the consummation of the Mergers would not be satisfied), then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable best efforts to cure such breach, if such breach has not been cured; or

•
by Katapult, at any time prior to the approval by Katapult’s stockholders of the Stock Issuance Proposal, if Katapult has received an Acquisition Proposal as defined above that the Transaction Committee of the Katapult Board and the Katapult Board (acting upon the recommendation of the Transaction Committee of the Katapult Board) deem is a Superior Offer (as defined in the Merger Agreement), Katapult has complied in all material respects with its obligations with respect to such

Superior Offer under the Merger Agreement, and Katapult substantially terminates the Merger Agreement concurrently with entering into a definitive agreement that provides for the consummation of a transaction which meets the requirements of the definition of a Superior Offer.
Termination Fee
Katapult must pay CCFI and Aaron’s a termination fee equal to $1,514,174 (provided that CCFI shall be entitled to 85% of the termination fee and Aaron’s shall be entitled to 15% of the termination fee) if:
•
the Merger Agreement is terminated by CCFI or Aaron’s at any time prior to the approval of the Stock Issuance Proposal by the Katapult stockholders because of a Katapult Triggering Event; or

•
the Merger Agreement is terminated by Katapult at any time prior to the approval by Katapult stockholders of the Stock Issuance Proposal if Katapult has received an Acquisition Proposal that the Transaction Committee of the Katapult Board and the Katapult Board (acting upon the recommendation of the Transaction Committee of the Katapult Board) deem is a Superior Offer, Katapult has complied in all material respects with its obligations with respect to such Superior Offer under the Merger Agreement, and Katapult substantially terminates the Merger Agreement concurrently with entering into a definitive agreement that provides for the consummation of a transaction which meets the requirements of the definition of a Superior Offer.

Unless Katapult breaches certain obligations under the Merger Agreement, or in certain circumstances which give each of Katapult, Aaron’s and CCFI the right to terminate the Merger Agreement, as described in “— Termination of the Merger Agreement”, neither Aaron’s nor CCFI have a unilateral right to terminate the Merger Agreement, and thus, neither Aaron’s nor CCFI will be required to pay Katapult a termination fee.
Amendment
The Merger Agreement may be amended by the parties at any time, with the approval of the respective boards of directors (or equivalent governing bodies) of Katapult, Merger Sub 1, Merger Sub 2, CCFI and Aaron’s, as applicable, except that after the Required Katapult Stockholder Vote has been obtained, no amendment which by law requires further approval by the stockholders of Katapult shall be made without such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Katapult, Merger Sub 1, Merger Sub 2, CCFI and Aaron’s.
Governing Law
The Merger Agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

AGREEMENTS RELATED TO THE MERGERS
Contribution and Exchange Agreements
See the section titled “The Merger Agreement — Pre-Closing Transactions”.
Hawthorn Side Letter
See the section titled “The Merger Agreement — Pre-Closing Transactions”.
Support Agreements
In connection and concurrently with the execution of the Merger Agreement certain stockholders of Katapult entered into support agreements with Katapult, CCFI and Aaron’s (the “Katapult Support Agreements”). The Katapult Support Agreements provide, among other things, that the stockholders who are parties to the Katapult Support Agreements will vote their respective equity securities in Katapult held by them in favor of the Merger Agreement and the consummation of the Contemplated Transactions.
Lock-Up Agreements
In connection and concurrently with the execution and delivery of the Merger Agreement, certain equityholders of Katapult, Aaron’s, and CCFI entered into lock-up agreements (the “Lock-Up Agreements”) with Katapult, Aaron’s and CCFI. The Lock-Up Agreements provide that, among other things, such equityholders of Katapult, Aaron’s, and CCFI will not sell, transfer, pledge, or dispose of (“Transfer”) any Katapult Common Stock, for six months following the Closing without prior written consent from Katapult, subject to customary exceptions. At six months following the Closing, each equityholder that executed a Lock-Up Agreement may Transfer up to 50% of their shares of Katapult Common Stock. At nine months following the Closing, those equityholders may Transfer up to 75% of their shares of Katapult Common Stock. Upon the first anniversary of the Closing, the restrictions on Transfers contained in the Lock-Up Agreements will expire.
Registration Rights Agreement
In connection and concurrently with the execution and delivery of the Merger Agreement, certain equityholders of Aaron’s and CCFI entered into a registration rights agreement (the “Registration Rights Agreement”) effective as of the Closing with Katapult. The Registration Rights Agreement provides that, among other things, Katapult must facilitate the registration of registrable securities for resale under the Securities Act, including filing a registration statement within forty-five days after the Closing and maintaining its effectiveness until such time as the registered securities cease to be registrable securities in accordance with the agreement (including when they are sold or otherwise become freely tradable under Rule 144 without restriction). The Registration Rights Agreement also provides specified demand rights to certain “Primary Holders” (subject to customary conditions, including a minimum offering size and underwriter cutbacks) and piggyback registration rights for all holders of registrable securities. Katapult has also agreed to, among other things, indemnify the holders of registrable securities, their permitted assignees, and their respective officers, directors, agents, brokers, underwriters, investment advisors, employees and each person who controls any such holder of registrable securities or permitted assignee (and the officers, directors, agents and employees of any such controlling person), and their respective successors, assigns, estates and personal representatives, from certain liabilities (including under the Securities Act and the Exchange Act) and related costs and expenses (including reasonable attorneys’ fees) arising out of or relating to the registration, subject to customary exceptions.
Stockholders Agreement
In connection and concurrently with the execution and delivery of the Merger Agreement, certain equityholders of Aaron’s and CCFI entered into a stockholders agreement (the “Stockholders Agreement”) with Katapult. The Stockholders Agreement provides that, among other things, effective as of the Closing (or with respect to the filling of any vacancy, immediately following the effectiveness of the resignations contemplated in Section 2.1(a) of the Stockholders Agreement) (a) the size of the Katapult Board will be increased to nine directors, (b) all of the members of the Katapult Board as of the Closing will resign from the Katapult Board, other than Orlando Zayas and Gregory L. Zink, who will remain on the Katapult Board, unless the Closing occurs after Katapult’s 2026 annual meeting, in which case Katapult will cause Orlando Zayas and Gregory L. Zink to resign from the Katapult Board and be reappointed in accordance with the Stockholders Agreement, (c) Jennifer Baldock, Michael Heller and Cory Miller will be appointed to the Katapult Board and placed in the Class of the Katapult Board whose term ends at the first annual meeting following the Closing (the “Class A Directors”), (d) Lynn DeVault, Gene Schutt and, if applicable, Orlando Zayas will be appointed to the Katapult Board and placed in the Class of the Katapult Board whose term ends at the second annual meeting following the Closing (the “Class B Directors”), (e) Will Jones, Kyle Hanson and, if applicable, Gregory L. Zink will be appointed to the Katapult Board and placed in the Class of the Katapult Board whose term ends at the third annual meeting following the Closing (the “Class C Directors”) and (f) Kyle Hanson will serve as the Executive Chairman of the Katapult Board. Pursuant to the Stockholders Agreement, the Katapult Board will nominate and recommend for election the Class A Directors at Katapult’s first annual meeting following the Closing, the Class B Directors at Katapult’s second annual meeting following the Closing and Will Jones (subject to certain beneficial ownership conditions) and the other Class C Directors at Katapult’s third annual meeting following the Closing. Additionally, pursuant to the Stockholders Agreement, for three (3) years following the Closing, any increase in the size of the Katapult Board above nine directors shall require approval of eighty percent (80%) of the members of the then current Katapult Board.
Limited Waiver and Second Amendment
In connection and concurrently with the execution and delivery of the Merger Agreement, Katapult entered into the Limited Waiver and Second Amendment to Amended and Restated Loan and Security Agreement (the “Second Amendment”), which amends its Amended and Restated Loan and Security Agreement, dated as of June 12, 2025, as amended, amended and restated, supplemented, revised, or otherwise modified from time to time, including pursuant to that certain Limited Waiver dated September 15, 2025, that certain Limited Waiver dated September 29, 2025, that certain Limited Waiver dated October 13, 2025, that certain Limited Waiver dated October 20, 2025, that certain Limited Waiver dated October 27, 2025, that certain Limited Waiver dated as of October 29, 2025, the First Amendment (collectively, the “First Amended Loan Agreement”), by and among the Credit Parties, Midtown Madison Management LLC, as administrative payment and collateral agent and lender, and the lenders party thereto.
The Second Amendment, among other things, permanently waived any default arising from Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of the calendar month ended November 30, 2025 as required by the First Amended Loan Agreement and further amended the First Amended Loan Agreement to, among other things:
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permit the transactions and other actions contemplated by, and to be consummated in connection with, the Merger Agreement;

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release Katapult from its guaranty obligations under the Loan Agreement in connection with the corporate reorganization transactions contemplated by the Merger Agreement; and

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release the liens on, and security interests in, the assets of Katapult securing the Loan Agreement in connection with such release of Katapult’s guaranty obligations.

MATTERS BEING SUBMITTED TO A VOTE OF KATAPULT STOCKHOLDERS
Proposal No. 1: The Stock Issuance Proposal
At the Katapult Special Meeting, Katapult stockholders will be asked to approve the issuance of shares of Katapult Common Stock pursuant to the terms of the Merger Agreement in accordance with NASDAQ Rules 5635(a) and (b). Immediately following the Mergers, it is expected that the former CCFI and Aaron’s equityholders will own approximately 94% of the Katapult Common Stock on a fully diluted basis and the Katapult equityholders as of immediately prior to the Mergers will own approximately 6% of the Katapult Common Stock on a fully diluted basis.
The terms of, reasons for and other aspects of the Merger Agreement, the Mergers and the issuance of Katapult Common Stock in the Mergers are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Pursuant to NASDAQ Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. Because Katapult expects to issue approximately 82,085,448 shares of Katapult Common Stock common stock to the equityholders of CCFI and Aaron’s in accordance with the terms and subject to the conditions of the Merger Agreement, which number exceeds 20% of both the voting power and the number of shares of Katapult Common Stock outstanding before such issuance, Katapult is seeking the approval of its stockholders for the issuance of shares of Katapult Common Stock pursuant to the Merger Agreement pursuant to NASDAQ Rule 5635(a).
Additionally, pursuant to NASDAQ Rule 5635(b), stockholder approval is required prior to the issuance of common stock that will result in a change of control of a listed company. Because Katapult expects that the consummation of the Mergers, including the issuance of shares of Katapult Common Stock to the equityholders of CCFI and Aaron’s pursuant to the Merger Agreement, will constitute a change of control for purposes of NASDAQ Rule 5635(b), Katapult is seeking the approval of its stockholders for the issuance of shares of Katapult Common Stock pursuant to the Merger Agreement pursuant to NASDAQ Rule 5635(b).
Approval of the Stock Issuance Proposal by Katapult stockholders is required to complete the Mergers. If the Stock Issuance Proposal is not approved, the Mergers will not be consummated.
Required Vote
The affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy and entitled to vote on the Stock Issuance Proposal is required to approve the Stock Issuance Proposal (assuming a quorum is present).
Pursuant to support agreements, certain Katapult stockholders have agreed to vote in favor of the Stock Issuance Proposal. As of the date of this proxy statement/prospectus, such stockholders own approximately     % of the shares of Katapult Common Stock entitled to vote on such matters.

KATAPULT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE STOCK ISSUANCE PROPOSAL (PROPOSAL 1).
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Stock Issuance Proposal.
Proposal No. 2: The 2026 Plan Proposal
Overview
Pursuant to the Merger Agreement, Katapult agreed to take all action necessary under applicable legal requirements to submit for approval to Katapult stockholders a proposal to adopt a customary incentive plan with terms substantially comparable to those set forth in the Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended (the “Katapult 2021 Plan”) and pursuant to which at least 9,000,000 shares of Katapult common stock will be authorized for issuance. Katapult is asking its stockholders to approve the 2026 Plan Proposal, which seeks stockholder approval of the Katapult Holdings, Inc. 2026 Equity Incentive Plan (the “Incentive Plan”), which contains terms substantially comparable to those set forth in the Katapult 2021 Plan. However, unlike the Katapult 2021 Plan, the Incentive Plan has a fixed maximum aggregate number of shares of common stock that may be issued thereunder and does not contain an evergreen provision. The Incentive Plan is subject to stockholder approval at the Special Meeting. The Incentive Plan, if approved by the stockholders, will become effective as of the date of its approval by Katapult stockholders and shall replace the 2021 Plan, under which no additional awards shall be made.
If the Incentive Plan is approved by the stockholders, it will be available to Katapult on a go-forward basis following the closing of the Mergers. The Incentive Plan is described in more detail below, and a copy of the Incentive Plan is attached here as Annex F.
Background and Reasons for the Proposal
On June 9, 2021, the Katapult 2021 Plan became effective upon Katapult stockholder approval. On June 6, 2023, Katapult’s stockholders approved an amendment to the Katapult 2021 Plan that (i) increased the maximum number of shares of Katapult common stock available by 160,000 shares (which reflected the Company’s 1-for-25 reverse stock split, effective July 27, 2023), (ii) added an “evergreen” provision to automatically increase the number of shares of Katapult common stock available under the Katapult 2021 Plan on January 1st of each year, commencing with January 1, 2024, by an amount equal to 3% of the total number of shares of Katapult common stock outstanding as of December 31st of the preceding fiscal year, or such lesser amount as is approved by Katapult’s Board, and (iii) extended the expiration date of the Katapult 2021 Plan to June 6, 2033.
As of the record date of                 , 2026,        shares of our common stock remained available for future awards under the Katapult 2021 Plan, which Katapult estimates based on recent practices with respect to equity-based compensation may not be sufficient to cover 2026 annual equity grants for Katapult’s executive officers, employees and non-employee directors as well as allowing the ability to make equity grants to employees of Aaron’s and CCFI following the closing of the Mergers.
Furthermore, pursuant to the Merger Agreement, Katapult agreed to take all action necessary under applicable legal requirements to submit for approval to its stockholders a proposal to adopt a customary incentive plan with terms substantially comparable to those set forth in the Katapult 2021 Plan and pursuant to which at least 9,000,000 shares of Katapult common stock will be authorized for issuance.
Therefore, Katapult’s Board determined it is desirable to seek stockholder approval to adopt the Incentive Plan in order to comply with the Merger Agreement and ensure Katapult’s ongoing ability to use long-term equity-based compensation as a significant component of its overall compensation.
If approved by Katapult’s stockholders, the Incentive Plan will become effective as of the closing of the Mergers and will replace the Katapult 2021 Plan for any new grants made after the date of the closing of the Mergers. Accordingly, upon the closing of the Mergers, (i) no further awards will be granted under the Katapult 2021 Plan, (ii) any shares remaining available under the Katapult 2021 Plan as of the closing of the

Mergers will roll over to the Incentive Plan, and (iii) any awards granted under the Katapult 2021 Plan prior to the closing of the Mergers will remain outstanding under such plan and will continue to vest and/or become exercisable in accordance with their original terms and conditions.
If the Incentive Plan is not approved by the Company’s stockholders, the Katapult 2021 Plan will remain in effect in its current form, and Katapult will continue to grant equity awards under the Katapult 2021 Plan until its expiration on June 6, 2033. Approval of the Incentive Plan is not a condition to approval of the Katapult Stock Issuance or to the closing of the Mergers. Accordingly, if Mergers close notwithstanding the failure of Katapult’s stockholders to approve the Incentive Plan, Katapult will be unable to maintain its current equity compensation practices, and therefore Katapult will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to its success. Katapult may also be compelled to replace equity incentive awards with cash awards, which may not align the interests of Katapult’s employees, consultants, non-employee directors and other individual service providers with those of Katapult’s stockholders as effectively as equity incentive awards.
Therefore, Katapult’s Board believes it is in the best interests of Katapult and its stockholders that the Incentive Plan be approved. Stockholders are requested in this proposal to approve the Incentive Plan.
The purpose of the Incentive Plan is to enhance Katapult’s ability to attract, retain and incentivize employees, independent contractors and directors and promote the success of its business. Equity compensation will be a vital element of Katapult’s compensation program and the ability to grant stock awards at competitive levels is in the best interest of Katapult and its stockholders.
Approval of the Incentive Plan by the stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the Incentive Plan.
Key Provisions of the Incentive Plan
The Incentive Plan reflects market and corporate governance best practices, based on a review conducted with the help of outside advisors. Set forth below are key features of the Incentive Plan. A more detailed summary is included under “Summary of the Material Features of the Incentive Plan” below.
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No evergreen.   The Incentive Plan does not contain an “evergreen” feature pursuant to which the shares authorized for issuance under the Incentive Plan can be increased automatically without stockholder approval.

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No dividend equivalents on unvested or unearned awards.   Any dividend or dividend equivalents with respect to any shares underlying full-value awards (i.e., awards other than options and SARs) will not be paid unless and until the award has vested (and, in the case of any performance awards, only to the extent the performance goal.

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No automatic “single-trigger” vesting upon a change in control.   Upon a change in control, awards granted under the Incentive Plan will not be subject to automatic accelerated vesting (other than awards held by non-employee directors).

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Limit on non-employee director compensation.   The aggregate value of cash and equity-based compensation granted or paid in any calendar year for service as a non-employee director will not exceed (i) $2,000,000 for the year in which the director is first appointed or elected to the Board or (ii) $1,000,000 for each year of service thereafter.

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Clawback provisions.   Awards granted under the Incentive Plan will be subject to any clawback or recoupment arrangements or policies the Company has in place, including the Company’s Compensation Recoupment Policy.

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No repricing or cash buyouts of options or SARs.   The Incentive Plan does not permit the repricing of underwater options or SARs, either directly or indirectly through replacement with new awards or cash buyouts, without stockholder approval.

Dilution Assessment
Below is a summary of Katapult’s assessment of potential dilution attributable to the proposed increase in shares authorized pursuant to the Incentive Plan.
Share Allocation and Potential Dilution
New 2026 Share Request
Shares Currently Available for Future Awards
Shares Subject to Currently Outstanding Awards
Total Potential Equity Awards
Shares Currently Outstanding
Potential Dilution from the Incentive Plan
We estimate that we will have a sufficient number of shares of our common stock to cover issuances under the Incentive Plan through the end of     .
2026 “Burn Rate”
The following table presents information on Katapult’s “burn rate”, showing the rate at which equity awards have been granted since the consummation of the Mergers on     .
2026
Aggregate number of equity awards granted
Weighted average common shares outstanding (basic)
Burn rate (annual)
Based on the burn rates shown in the table above, Katapult’s average annual burn rate from the consummation of the Mergers on      was     %.
Summary of the Material Features of the Incentive Plan
Below is a summary of the material features of the Incentive Plan, which summary is qualified in its entirety by reference to the full text of the Incentive Plan, a copy of which is filed as Annex F to this proxy statement/prospectus.
Purpose
The purpose of the Incentive Plan is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons for performing services and by motivating such persons to contribute to the growth and profitability of the Company and its subsidiaries.
Types of Awards
The terms of the Incentive Plan provide for the grant of incentive stock options (within the meaning of Section 422 of the Code), nonstatutory stock options, SARs, restricted stock awards, restricted stock unit awards, performance units, performance shares, cash-based awards, and other stock-based awards.
Options.   The Committee (as defined below) will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options or “ISOs,” or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Incentive Plan will be subject to terms, including the exercise price and the conditions and timing of exercise, determined by the Committee and specified in the applicable award agreement (including, if applicable, the attainment of any performance goals and/or criteria, as shall be determined by the Committee). The maximum aggregate number of shares of common stock that may be issued through the exercise of ISOs granted under the Incentive Plan will be equal to 9,000,000. In general, the exercise price for each option granted under the Incentive Plan will not be less than the fair market value (or 110% of the fair market value, in the case of ISOs granted to a more than 10% stockholder) of the underlying common stock share at the time of grant. The maximum term of an option granted under the Incentive Plan will be ten years from the date of grant (or five years in the case of ISOs granted to a more than 10% stockholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent that method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws, any securities trading policy adopted by us or a blackout period, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date the cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as the extension does not violate Section 409A of the Code), but not later than the expiration of the option’s term. Payment in respect of the exercise of an option may be made in cash or by check, or the Committee may, in its discretion and to the extent permitted by law, allow the payment to be made through a broker-assisted cashless exercise mechanism, a stock tender exercise, a net exercise method, or by any other method that the Committee determines to be appropriate.
Stock Appreciation Rights.   The Committee will be authorized to award stock appreciation rights or “SARs” under the Incentive Plan. SARs will be subject to the terms and conditions established by the Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of common stock or any combination of cash and shares of common stock, the appreciation, if any, in the value of a common share over a certain period of time. An option granted under the Incentive Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to the SARs. In general, the exercise price for each SAR granted under the Incentive Plan will not be less than the fair market value of the underlying common stock at the time of grant. The maximum term of a SAR granted under the Incentive Plan will be ten years from the date of grant. SARs will be subject to terms established by the Committee and reflected in the applicable award agreement (including, if applicable, the attainment of any performance goals and/or criteria, as shall be determined by the Committee).
Restricted Stock.   The Committee will be authorized to award restricted stock under the Incentive Plan, in the form of either a restricted stock bonus or a restricted stock purchase right. Each award of restricted stock will be subject to the terms and conditions established by the Committee, including any dividend or voting rights (and any performance goals and/or criteria upon whose attainment the restricted period shall lapse in part or full). Restricted stock awards are shares of common stock that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of the dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to the dividends.
Restricted Stock Unit Awards.   The Committee will be authorized to award restricted stock unit awards under the Incentive Plan. The Committee will determine the terms of the restricted stock units, including any dividend rights (and any performance goals and/or criteria upon whose attainment the restricted period shall lapse in part or full). Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares of common stock on the date the units vest or at a later date selected by the Committee (subject to compliance with Section 409A of the Code). Dividend rights, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in shares of common stock having a fair market value equal to the amount of the dividend rights, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to the dividend rights.

Performance Awards
The Committee will be authorized to grant performance awards in the form of performance shares or performance units to participants on terms and conditions established by the Committee, with such conditions based on objective criteria calculated in accordance with Katapult’s financial statements, in accordance with generally accepted accounting principles, a method used generally in the Company’s industry, or in accordance with a methodology established by the Committee prior to the grant of the award. The terms and conditions of any performance award granted under the Incentive Plan will be set forth in an award agreement which will contain provisions determined by the Committee and not inconsistent with the Incentive Plan.
The performance criteria to be achieved during any performance period and the length of the performance period is determined by the Committee upon the grant of the performance award. Performance measures may be calculated with respect to Katapult and its each of its consolidated subsidiaries, one or more subsidiaries or such division or other business unit of any of them selected by the Committee. Performance awards may be valued by reference to a designated number of shares of common stock (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance awards may be settled by delivery of cash, shares of our common stock or other property, or any combination thereof, as determined by the Committee.
Unless otherwise determined by the Committee, the performance measures applicable to a performance award are calculated prior to the accrual of expense for any performance award for the same performance period and excluding the effect (whether positive or negative) on the performance measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the applicable performance goals.
Cash-Based and Other Stock-Based Awards.   The Committee will be authorized to grant cash-based awards or other stock-based awards not otherwise described above.
Shares Available for Awards
Subject to adjustment for specified changes in Katapult’s capitalization as set forth in the Incentive Plan, the maximum aggregate number of shares of common stock that may be issued under the Incentive Plan will be equal the sum of (i) 9,000,000 shares of Katapult common stock and (ii) the shares of Katapult common stock authorized and available for issuance under the Katapult 2021 Plan as of the closing of the Mergers (which was   as of the record date). Subject to compliance with the requirements of Section 409A of the Code and any other applicable provisions of the Code and regulations thereunder, and with other applicable law or requirements (including applicable stock exchange requirements), Katapult’s Board or the compensation committee may authorize the issuance or assumption of benefits under the Incentive Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate without affecting the number of shares of Katapult common stock reserved or available for awards under the Incentive Plan. In addition, subject to compliance with applicable laws, and stock exchange listing requirements, shares available for grant under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Incentive Plan to individuals who were not employees or directors of Katapult or a parent or subsidiary of Katapult prior to the transaction and will not reduce the number of shares otherwise available for issuance under the Incentive Plan.
Unlike the Katapult 2021 Plan, the Incentive Plan has a fixed maximum aggregate number of shares of common stock that may be issued thereunder and does not contain an evergreen provision. Shares issued under the Incentive Plan will consist of authorized but unissued or reacquired shares of common stock. No fractional shares of common stock will be delivered under the Incentive Plan.
The following shares of common stock will become available again for issuance under the Incentive Plan: (i) any shares subject to a stock award granted under the Incentive Plan or the Katapult 2021 Plan that are not issued because such stock award expired or was canceled or terminated without all of the shares covered by such stock award having been exercised or settled in full; (ii) any shares subject to any portion of a stock award granted under the Incentive Plan or the Katapult 2021 Plan that is settled in cash; (iii) any shares issued pursuant to a stock award granted under the Incentive Plan or the Katapult 2021 Plan that are forfeited back to or repurchased for an amount not greater than the award’s purchase price by Katapult; (iv) any shares reacquired by Katapult or withheld in satisfaction of tax withholding obligations on a stock award granted under the Incentive Plan or the Katapult 2021 Plan; and (v) any shares reacquired by Katapult or withheld as consideration for the exercise price of a stock option granted under the Incentive Plan or the Katapult 2021 Plan.
Non-Employee Director Compensation Limit
Under the Incentive Plan, the annual compensation awarded to any non-employee directors of Katapult during each calendar year, including both shares subject to stock awards granted under the Incentive Plan or otherwise and any cash fees paid to such non-employee director during any calendar year may not exceed $1 million in total value, or $2 million for the calendar year in which a non-employee director is first elected to the Board (calculating the value of any such stock awards based on the grant date fair market value of such stock awards for financial reporting purposes). Such limitation on non-employee director stock awards does not apply to any cash retainer fees, including cash retainer fees converted into equity awards at the election of the non-employee director, expense reimbursements, or distributions from any deferred compensation program applicable to the non-employee director.
Administration
The Incentive Plan will be administered by the Compensation Committee or such other committee appointed by Katapult’s Board to administer the plan, except to the extent Katapult’s Board, in its discretion, elects to administer the Incentive Plan, in which case the Incentive Plan will be administered by only those directors who are independent under the rules of any stock exchange on which our common stock is listed, unless Katapult’s Board determines otherwise. Katapult’s Board and the Compensation Committee may each be considered to be the “Committee” for purposes of the Incentive Plan. Subject to the terms of the Incentive Plan, the Committee will have full and final power and authority to make all determinations and take all actions with respect to Incentive Plan or any award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Incentive Plan or applicable law, including: (i) to select eligible persons to receive awards, (ii) to determine the type, number and the terms, conditions and restrictions applicable to each award (including exercisability and vesting and the criteria to be satisfied by participants as a condition to receipt of performance awards under the Incentive Plan) which need not be identical for each participant, and the rules and regulations for the administration of the Incentive Plan and (viii) to interpret the Incentive Plan and award agreements, correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Incentive Plan. Under the Incentive Plan, except as otherwise required to comply with the requirements of Rule 16b-3 under the Exchange Act, any person designated by Katapult’s Board as an officer shall have the authority to act on behalf of Katapult with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company under the Incentive Plan if such officer has apparent authority with respect to such matter, right, obligation, determination or election.
Amendment and Termination
The Committee may at any time amend the Incentive Plan or any outstanding award and may at any time terminate or suspend the Incentive Plan as to future grants of awards, provided that the Committee may not, without the affected award recipient’s consent, alter the terms of the Plan so as to materially adversely affect a participant’s rights under an award. Consistent with any applicable law, regulation or rule, including the rules of any stock exchange, the Incentive Plan requires stockholder approval of certain material revisions to the Incentive Plan, including: (a) an increase in the maximum aggregate number of shares of common stock that may be issued under the Incentive Plan (except by operation of the provisions of the Incentive Plan relating to changes in Katapult’s capital structure), (b) a change in the class of persons eligible to receive incentive stock options, or (c) or as otherwise required by applicable law, regulation, or rule. No ISOs may be made under the Incentive Plan following the ten-year anniversary of the earlier of the date that the Katapult Board or the stockholders approve the Incentive Plan, but previously granted awards may continue in accordance with their terms beyond that date unless earlier terminated by the Committee. Notwithstanding any other provision of the Incentive Plan or any award agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any participant, amend the Incentive Plan or any award agreement, (i) to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Incentive Plan or such award agreement to any present or future law, regulation or rule applicable to the Incentive Plan, including, but not limited to, Section 409A, (ii) to adjust awards pursuant to Section 4.3 of the Incentive Plan or (iii) with respect to any amendment that causes an ISO to be a nonstatutory stock option.
Eligibility
The persons eligible to receive awards under the Incentive Plan are the employees (including directors and officers who are treated as employees), non-employee directors and consultants who provide services to us or any of Katapult’s affiliates. Katapult presently has      non-employee directors,      executive officers (     of which      also a director), and approximately      full-time employees. Katapult cannot determine the number of independent contractors and consultants eligible to receive grants or the benefits that will be received by or allocated to eligible persons under the Incentive Plan. It is not possible to state the number of persons who will receive grants or determine the benefits that will be received by or allocated under the Incentive Plan because the selection of participants and the determination of benefits rests within the discretion of the Committee.
Terms and Conditions of Awards
All Awards
Generally, the Committee will determine the terms of all awards under the Plan, including the vesting and acceleration of vesting of awards, provisions for the withholding of taxes, and payment of amounts in lieu of cash dividends or other cash distributions with respect to Katapult’s common stock subject to awards.
Awards Requiring Exercise
Incentive stock options and, except as provided in the award agreement, nonqualified stock options, may not be transferred other than by will or the laws of descent and distribution, and during an employee’s lifetime may be exercised only by the employee or the employee’s guardian or legal representative. Upon the cessation of a participant’s employment with Katapult, an award requiring exercise will cease to be exercisable and will terminate and all other unvested awards will be forfeited, except that:
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All stock options and SARs held by the participant which were exercisable immediately prior to the participant’s termination of service with Katapult other than for Cause (as defined in the Incentive Plan) will remain exercisable for the lesser of (i) three months (or such other period provided by the participant’s award agreement) or (ii) the period ending on the date of expiration of the term of such stock option or SAR could have been exercised;

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All stock options and SARs held by the participant which were exercisable immediately prior to the participant’s termination of service with Katapult due to death will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the participant’s termination (or such other period provided by the participant’s award agreement) or (ii) the period ending on the date of expiration of the term of such stock option or SAR (provided that a participant’s service will be deemed to have terminated due to death if the participant dies within three (3) months (or such other period provided by the participant’s award agreement) after the participant’s termination of service); and

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All stock options and SARs held by a participant which were exercisable immediately prior to the participant’s termination of service with Katapult due to Disability (as defined in the Incentive Plan) will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the participant’s termination (or such other period provided by the participant’s award agreement) or (ii) the period ending on the date of expiration of the term of such stock option or SAR.

All stock options and SARs held by a participant which were exercisable immediately prior to the participant’s termination of service with Katapult for Cause (as defined in the Incentive Plan) or if following termination, the participant engages in any act that would constitute Cause, the options and SARs will immediately terminate and cease to be exercisable.
The exercise price (or base value from which appreciation is to be measured) of each award requiring exercise will be 100% of the fair market value of the common stock subject to such award, as determined on the effective date of the grant, or such higher amount as the Committee may determine; provided that incentive stock options granted to participants who own stock of Katapult possessing more than ten percent (10%) of the total combined voting power of all classes of stock of Katapult or any parent corporation, subsidiary corporation or affiliate of Katapult (a “Ten Percent Holder”) must have an exercise price per share not less than 110% of the fair market value of a share of common stock on the effective date the incentive stock option is granted. Fair market value will be determined by the Committee consistent with the applicable requirements of Section 409A of the Code.
Awards requiring exercise will have a maximum term not to exceed ten years from the date of grant. Incentive stock options granted to a Ten Percent Holder will have a maximum term not to exceed five years from the date of grant.
Prohibition on Repricing Options and Stock Appreciation Rights.
Other than as approved and permitted by a majority of the Katapult’s stockholders at which a quorum representing a majority of all outstanding shares of our common stock is present or represented by proxy, the Committee is not permitted to (i) reduce the exercise price per share or grant price per share, respectively, of an option or SAR, after it has been granted; or (ii) cancel an option or SAR when the exercise price per share or grant price per share, respectively, exceeds the fair market value of one share in exchange for cash or another award.
Change in Control
The Committee may, in its discretion, provide for the acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control (as defined below) of any award.
Upon a Change in Control, the Committee may provide for any one of the following treatments in an award agreement or otherwise:
•
Any outstanding awards may be assumed, continued or substituted with a substantially equivalent award by any surviving or acquiring corporation (or its parent company). An award that is not assumed or continued by an acquiror or exercised or settled in connection with the Change in Control will terminate;

•
Outstanding awards may receive a payment, if any, in cash or stock of Katapult or of the other business entity party to the Change in Control or other property, in each case, having a fair market value equal to the fair market value of the consideration per share of our common stock in the Change in Control transaction, less any exercise or purchase price. If the award has an exercise price greater than the fair market value of the consideration payable with respect to such award, the award may be cancelled without notice or payment;

•
The Committee may, in its discretion, determine that an award will or will not be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, earnouts and similar conditions as the other holders of our common stock, subject to any limitations or reductions as may be necessary to comply with Section 409A or Section 424 of the Code; or

•
The unvested portion of each award subject to vesting conditions will be paid in accordance with the vesting schedule applicable to such award if so determined by the Committee (in compliance with section 409A of the Code).

If an award is not assumed or is not continued by any surviving or acquiring corporation upon a Change in Control, and also is not exercised or settled as of the time of consummation of the Change in Control, that award will terminate and cease to be outstanding effective as of the Change in Control.

In the event of Change in Control, each award granted to a non-employee director will become immediately exercisable and vested, except to the extent assumed, continued or substituted in such Change in Control or as otherwise restricted by Section 409A of the Code.
Under the Incentive Plan, a “Change in Control” is defined to include: (i) acquisition by any individual, entity or group of beneficial ownership of more than 50% of the fair market value or total combined voting power of Katapult’s then outstanding stock (excluding (A) an acquisition by any person who immediately prior to such acquisition was the beneficial owner of more than 50% of such voting power, (B) any acquisition directly from Katapult (including a public offering of securities), (C) any acquisition by Katapult, (D) any acquisition by a trustee or fiduciary of an employee benefit plan of Katapult or its affiliates and (E) any acquisition by an entity owned directly or indirectly by our stockholders in substantially the same proportions as their ownership of our voting securities); (ii) a consummated merger, consolidation, or similar transaction, or a sale of all or substantially of the assets of Katapult in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); and (iii) a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of Katapult.
A Change in Control will not occur as a result of a transaction described in conditions (i) or (ii) above in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of incumbent directors who are elected or nominated to Katapult’s Board by at least a majority of Katapult’s Board at the time of such election (excluding any such election or nomination in connection with an actual or threatened proxy contest).
Capital Adjustments
Subject to any required action by our stockholders and the requirements of Section 409A and Section 424 of the Code to the extent applicable, in the event of any change in our common stock effected without receipt of consideration by Katapult, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of Katapult, or in the event of payment of a dividend or distribution to our stockholders in a form other than stock (excepting regular, periodic cash dividends) that has a material effect on the fair market value (as defined in the Incentive Plan) of Katapult common stock, the Committee will make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Incentive Plan and that may be reserved for issuance pursuant to incentive stock options granted under the Incentive Plan, (ii) the number and kind of shares or other securities subject to any then outstanding awards under the Incentive Plan and (iii) the exercise or purchase price per share of each outstanding award, if any, in each case, in order to prevent dilution or enlargement of participants’ rights under the Incentive Plan. If a majority of the shares which are of the same class as the shares that are subject to outstanding awards are exchanged for, converted into, or otherwise become shares of another corporation, the Committee may unilaterally amend the outstanding awards to provide that such awards are subject to such shares of another corporation. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding awards will be adjusted in a fair and equitable manner as determined by the Committee, in its discretion and in accordance with Section 409A and Section 424 of the Code to the extent applicable. The Committee in its discretion, may also make such adjustments in the terms of any award to reflect, or related to, such changes in the capital structure of or distributions as it deems appropriate, including modification of performance goals, performance award formulas and performance periods.
Effect of Section 280G and Section 4999 of the Code in Connection with a Change in Control
If any acceleration of vesting pursuant to an award granted under the Incentive Plan and any other payment or benefit received or to be received by a participant in the Incentive Plan would subject the participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, then, provided such election would not subject the participant to taxation under Section 409A of the

Code, the participant may elect to reduce the amount of any acceleration of vesting called for under the award in order to avoid such characterization.
Clawback Policy
The Committee may specify in any award agreement that an award granted under the Incentive Plan and the participant’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. Such events may include, but are not limited to, termination of the participant’s service for Cause (within the meaning of the Incentive Plan) or any act by the participant, whether before or after termination of service, that would constitute Cause for termination of service, or any accounting restatement due to material noncompliance of Katapult with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that clawback or similar provisions applicable to awards are required by applicable law, stock exchange listing standards, or policies adopted by Katapult, awards granted under the Incentive Plan will be subject to such provisions.
The Committee shall have full authority to implement any policies and procedures necessary to comply with any reduction, cancellation, forfeiture or recoupment requirement imposed under any applicable laws, rules, regulations or stock exchange listing standard or under any associated Katapult recoupment policy, including Section 954 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes and any other regulatory regimes, including Rule 10D-1 of the Exchange Act and Rule 5608 of the NASDAQ Rules.
In accordance with the foregoing, any award granted pursuant to the Incentive Plan shall be subject to mandatory repayment by the participant to the Company to the extent the participant is, or in the future becomes, subject to (i) the Company’s Compensation Recoupment Policy, adopted on November 2, 2023, as amended or otherwise modified from time to time, (ii) any other “clawback” or recoupment policy, as amended or otherwise modified from time to time, that is adopted by the Company, or (iii) any law, rule, regulation or stock exchange listing standard that imposes mandatory “clawback” or recoupment, under circumstances set forth in such law, rule, regulation or listing standard.
Restrictions on Transfer
Awards granted under the Incentive Plan generally may not be pledged or encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death. All rights with respect to an award granted to a participant are exercisable during his or her lifetime only by the participant or the participant’s guardian or legal representative.
Federal Income Tax Consequences
The following is a general summary under current law of certain United States federal income tax consequences to Katapult and participants who are citizens or individual residents of the United States relating to awards granted under the Incentive Plan. This summary deals with the general tax principles that apply to such awards and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed. This summary is not tax advice, and it does not discuss all aspects of federal taxation that may be relevant to Katapult and participants. Accordingly, Katapult urges each participant to consult his or her own tax advisor as to the specific tax consequences of participation in the Incentive Plan under federal, state, local and other applicable laws.
Non-Qualified Stock Options
A non-qualified stock option is an option that does not meet the requirements of Section 422 of the Code. A participant generally will not recognize taxable income when granted a non-qualified stock option. When the participant exercises the stock option, he or she generally will recognize taxable ordinary income equal to the excess of the aggregate fair market value of the shares received on the exercise date over the aggregate exercise price of the shares. The participant’s tax basis in the shares acquired on exercise of the option will be increased by the amount of such taxable income. Katapult generally will be entitled to a federal income tax deduction in an amount equal to the ordinary income that the participant recognizes. When the participant sells the shares acquired on exercise, the participant generally will realize long-term or short-term capital gain or loss, depending on whether the participant holds the shares for more than one year before selling them. Special rules apply if all or a portion of the exercise price is paid in the form of shares.
Incentive Stock Options
An incentive stock option is an option that meets the requirements of Section 422 of the Code. A participant generally will not have taxable income when granted an incentive stock option or when exercising the option. If the participant exercises the option and does not dispose of the shares until the later of two years after the grant date and one year after the exercise date, the entire gain, if any, realized when the participant sells the shares generally will be taxable as long-term capital gain. Katapult generally will not be entitled to any corresponding tax deduction. If a participant disposes of the shares received upon exercise of an incentive stock option within the one-year or two-year periods described above, it will be considered a “disqualifying disposition,” and the option will be treated as a non-qualified stock option for federal income tax purposes.
Stock Appreciation Rights
Katapult may grant stock appreciation rights, which Katapult calls SARs, separate from any other award, which Katapult refers to as Freestanding SARs, or in tandem with options, which Katapult refers to as Tandem SARs, under the Incentive Plan. Generally, the recipient of a Freestanding SAR will not recognize any taxable income at the time the Freestanding SAR is granted.
With respect to Freestanding SARs, if the recipient receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the recipient at the time that the cash is received. If the recipient receives the appreciation inherent in the SARs in shares of stock, the recipient will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the recipient for the stock.
With respect to Tandem SARs, if the recipient elects to surrender the underlying option in exchange for cash or shares of stock equal to the appreciation inherent in the underlying option, the tax consequences to the recipient will be the same as discussed above relating to the Freestanding SARs. If the recipient elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e., the recipient will recognize ordinary income for Federal tax purposes measured by the excess of the then fair market value of the shares of stock over the exercise price.
In general, there will be no Federal income tax deduction allowed to Katapult upon the grant or termination of Freestanding SARs or Tandem SARs. Upon the exercise of either a Freestanding SAR or a Tandem SAR, however, Katapult will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.
Restricted Shares
Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant generally will not recognize income, and Katapult generally will not be allowed a tax deduction, at the time restricted shares are granted. When the restrictions lapse, the participant generally will recognize ordinary income equal to the fair market value of the shares as of that date, less any amount paid for the shares, and Katapult generally will be allowed a corresponding tax deduction at that time. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted shares, the participant generally will recognize ordinary income as of the date of grant equal to the fair market value of the common shares as of that date, less any amount the participant paid for the shares, and Katapult generally will be allowed a corresponding tax deduction at that time. Any future appreciation in the shares generally will be taxable to the participant at capital gains rates. However, if the restricted shares are later forfeited, the participant generally will not be able to recover the tax previously paid pursuant to his Section 83(b) election.
Restricted Stock Units
A participant generally does not recognize income, and Katapult generally will not be allowed a tax deduction, at the time an RSU is granted. When the RSUs vest and are settled for cash or shares, the participant generally will be required to recognize as income an amount equal to the fair market value of the shares or the amount of cash on the date of settlement, and Katapult generally will be allowed a corresponding tax deduction at that time. Any gain or loss recognized upon a subsequent sale or exchange of the shares (if settled in shares) is generally treated as capital gain or loss for which Katapult is not entitled to a deduction.
Stock Awards
Generally, the recipient of a stock award will recognize ordinary compensation income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is non-vested when it is received under the Incentive Plan (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. If the recipient files an election with the Internal Revenue Service, within 30 days of his or her receipt of the stock award, to recognize ordinary compensation income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient in exchange for the stock.
The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired as stock awards will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested. Upon the disposition of any stock received as a stock award under the Incentive Plan the difference between the sale price and the recipient’s basis in the shares will be treated as a capital gain or loss and generally will be characterized as long-term capital gain or loss if the shares have been held for more the one year from the date as of which he or she would be required to recognize any compensation income.
Katapult will be allowed a corresponding Federal income tax deduction in an amount equal to the ordinary income recognized by the recipient, provided that the deduction is not otherwise disallowed under the Code.
Dividend Equivalents
Generally, the recipient of a dividend equivalent award will recognize ordinary compensation income at the time the dividend equivalent award is settled equal to the fair market value of the dividend equivalent award settled. With respect to awards based on the achievement of performance goals, dividends/dividend equivalents accumulated will not be paid until performance goal achievement. Katapult generally will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the dividend equivalent award, provided that the deduction is not otherwise disallowed under the Code.
Section 409A
Section 409A of the Code imposes requirements applicable to “nonqualified deferred compensation plans,” including rules relating to the timing of deferral elections and elections with regard to the form and timing of benefit distributions, prohibitions against the acceleration of the timing of distributions, and the times when distributions may be made, as well as rules that generally prohibit the funding of nonqualified deferred compensation plans in offshore trusts or upon the occurrence of a change in the employer’s financial health. These rules generally apply with respect to deferred compensation that becomes earned and vested on or after January 1, 2005. If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these requirements, then all compensation deferred under the plan is or becomes immediately taxable to the extent that it is not subject to a substantial risk of forfeiture and was not previously taxable. The tax imposed as a result of these rules would be increased by interest at a rate equal to the rate imposed upon tax underpayments plus one percentage point, and an additional tax equal to 20% of the compensation required to be included in income.
Some of the awards to be granted under the Incentive Plan may constitute deferred compensation subject to the Section 409A requirements, including, without limitation, deferred stock. It is intended that any award agreement that will govern awards subject to Section 409A will comply with these rules.
Section 162(m) Deduction Limitation
Pursuant to Section 162(m) of the Code, as in effect for 2017, compensation in excess of $1 million per year paid to Katapult’s chief executive officer and three other highest paid executive officers (other than the chief financial officer) was not deductible unless it qualified as “performance-based compensation.” The Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, eliminated the exception for “performance-based compensation” with respect to 2018 and future years. As a result, Katapult expects that, except to the extent that compensation is eligible for limited transition relief applicable to binding contracts in effect on November 2, 2017, compensation over $1 million per year paid to any named executive officer (and any person who was a named executive for any year, beginning with 2017) will be nondeductible under Section 162(m).
State and Local Income Taxes
In addition to U.S. Federal income tax, participants may also be subject to U.S. state and local taxes with respect to awards granted under the Incentive Plan.
Interests of Directors and Executive Officers
When you consider the recommendation of Katapult’s Board in favor of approval of the Incentive Plan, you should keep in mind that all members of Katapult’s Board and executive officers will be eligible for awards under the Incentive Plan and, therefore, have a personal interest in the Incentive Plan that are different from, or in addition to, your interests as a stockholder. See the section titled “The Mergers — Interests of Directors and Executive Officers in the Mergers” beginning on page 169 of this proxy statement/prospectus for a more detailed description of these interests.
Equity Compensation Plan Information
The following table provides information regarding the aggregate issuances under our existing equity compensation plans as of December 31, 2025:
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plan approved by security holders:
Katapult 2021 Plan(1)		$
Equity compensation plans not approved by security holders	—	—	—
Total

(1)
The Katapult 2021 Plan contains an “evergreen” provision to automatically increase the number of shares of Katapult common stock available under the Katapult 2021 Plan on January 1st of each year, commencing with January 1, 2024, by an amount equal to 3% of the total number of shares of Katapult common stock outstanding as of December 31st of the preceding fiscal year. The Incentive Plan does not contain an evergreen provision.

New Plan Benefits
The awards, if any, that will be made to eligible persons under the Incentive Plan are subject to the discretion of the Committee. Therefore, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.
Registration with the SEC
If the Incentive Plan is approved by our stockholders and becomes effective, Katapult is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.
Required Vote
The affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy at the Special Meeting and entitled to vote on the matter, is required for approval of the 2026 Plan Proposal. Abstentions, broker non-votes and the failure to vote by proxy or to vote online at the Special Meeting will have no effect on the outcome of the vote on the 2026 Plan Proposal.
Recommendation of Katapult’s Board
KATAPULT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE 2026 PLAN PROPOSAL.
Proposal No. 3: The Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Katapult is required to submit to a non-binding, advisory stockholder vote certain compensation that may be paid or become payable to Katapult’s named executive officers that is based on or otherwise relates to the Mergers as disclosed under “The Mergers — Interests of Katapult Directors and Executive Officers in the Mergers — Golden Parachute Compensation.” The Katapult compensation proposal gives Katapult stockholders the opportunity to express their views on the compensation of Katapult’s named executive officers related to the Mergers.
Accordingly, Katapult is asking Katapult stockholders to vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:
“RESOLVED, that the compensation that may be paid or become payable to Katapult’s named executive officers that is based on or otherwise relates to the Mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers — Interests of Katapult Directors and Executive Officers in the Mergers — Golden Parachute Compensation,” including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”
The vote on the Katapult Compensation Proposal is a vote separate and apart from the vote to adopt the Stock Issuance Proposal. Accordingly, if you are a Katapult stockholder, you may vote to approve the Stock Issuance Proposal and/or the Adjournment Proposal and vote not to approve this Compensation Proposal. Because the vote on this Compensation Proposal is advisory and non-binding, we will consider the proposal to be approved if more shares are voted “FOR” the proposal than “AGAINST”. As a result, if the Mergers are completed, the merger-related compensation may be paid to Katapult’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Katapult stockholders do not approve this Compensation Proposal. The compensation agreements and arrangements are contractual in nature and are not, by their terms, subject to stockholder approval.
Required Vote
The affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy and entitled to vote on the Compensation Proposal is required to approve the Compensation Proposal.
KATAPULT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR”
THE COMPENSATION PROPOSAL (PROPOSAL 3).
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Compensation Proposal.
Proposal No. 4: The Adjournment Proposal
If, among other reasons, Katapult fails to receive a sufficient number of votes to approve the Stock Issuance Proposal, Katapult may propose to adjourn the Katapult Special Meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal. Katapult currently does not intend to propose adjournment at the Katapult Special Meeting if there are sufficient votes to approve the Stock Issuance Proposal. Additionally, and regardless of whether the Adjournment Proposal is adopted, pursuant to Section 2.7 of the Katapult Bylaws any meeting of stockholders may be adjourned to any other time and to any other place at which a meeting of stockholders may be held under the Katapult Bylaws by the chairperson of the meeting or, in the absence of such person, by any officer entitled to preside at or to act as secretary of such meeting.
Required Vote
The affirmative vote of the holders of a majority of the shares of Katapult Common Stock present or represented by proxy at the Special Meeting and entitled to vote on the Adjournment Proposal is required to approve the Adjournment Proposal.
Pursuant to support agreements, certain Katapult stockholders have agreed to vote in favor of the Adjournment Proposal. As of the date of this proxy statement/prospectus, such stockholders own approximately     % of the shares of Katapult Common Stock entitled to vote on such matters.
KATAPULT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL (PROPOSAL 4).
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF KATAPULT HOLDINGS, INC.
Certain terms used below, but not otherwise defined, in this section shall have the meanings ascribed to them elsewhere in this information statement and proxy statement/prospectus.
The following unaudited pro forma condensed combined financial information presents the financial information of CCFI (as the accounting acquirer), adjusted to give effect to the Mergers and the Contributions, a financing agreement for a senior secured delayed draw term loan, which is expected to be funded at closing (the “Debt Financing”), Purchase of Preferred Stock (as defined below), and the exercise of the Katapult Private Warrants (collectively the “Transactions”) to the extent not yet reflected in CCFI’s historical financial information (as more fully described below). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.
The unaudited pro forma condensed combined balance sheet is presented as if the Transactions had occurred on December 31, 2025, and the unaudited condensed combined statement of operations for the year ended December 31, 2025 is presented to give effect to the Transactions as if they occurred on January 1, 2025. The historical consolidated financial statements of CCFI, Aaron’s and Katapult have been adjusted to depict the accounting for the Transactions in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. All adjustments are preliminary and subject to change. The pro forma adjustments include those related to the accounting for the Mergers and the Contributions (“Transaction Accounting Adjustments”), the Debt Financing, the Purchase of Preferred Stock, and the exercise of the Katapult Private Warrants (the “Financing Adjustments” and, collectively, the “Adjustments”).
The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not purport to represent what the combined organization’s actual results of operations or financial position would have been had the Transactions been completed on the dates indicated, nor are they necessarily indicative of the combined organization’s future results of operations or financial position for any future period. The pro forma adjustments, which are described in the accompanying notes, are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Transactions will differ from the pro forma adjustments, and it is possible the differences may be material.
The Mergers and the Contributions, Debt Financing, and Purchase of Preferred Stock are each described in detail below.
The Mergers and the Contributions
On December 11, 2025, Katapult entered into a Merger Agreement, by and among Merger Sub 1, Merger Sub 2, CCFI, and Aaron’s, pursuant to which (i) Merger Sub 1 will merge with and into Aaron’s, (ii) Merger Sub 2 will merge with and into CCFI and (iii) upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron’s and CCFI will become a wholly owned subsidiary of Katapult.
Pursuant to the terms and conditions of the Merger Agreement:
a)
Immediately prior to Aaron’s Merger Effective Time and subject to all conditions to Closing being met, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units in exchange for 943,580 shares of Katapult Common Stock. The aggregate equity interests of Aaron’s outstanding as of immediately prior to the Aaron’s Merger Effective Time will be collectively converted solely into the right to receive an aggregate of 11,369,237 shares of Katapult Common Stock, inclusive of the 943,580 shares from the Aaron’s Contribution. Any shares of common stock of Aaron’s held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP Holdings, LLC or any

subsidiary of Aaron’s immediately prior to the Aaron’s Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered.
b)
Immediately prior to the CCFI Merger Effective Time and subject to all conditions to closing being met, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for 11,011,927 shares of Katapult Common Stock. The aggregate equity interests of CCFI outstanding as of immediately prior to the CCFI Merger Effective Time will be collectively converted solely into the right to receive an aggregate of 58,516,558 shares of Katapult Common Stock, inclusive of the 11,011,927 shares from the CCFI Contribution, which includes (i)        shares of Katapult Common Stock issuable one year following the Closing to the holders of the CCFI Phantom Units and (ii) 244,146 shares of Katapult Common Stock will be subject to the CCFI Warrants that are outstanding. Any of the CCFI Units held in treasury or held or owned by CCFI, Merger Sub 2 or any subsidiary of CCFI immediately prior to the CCFI Merger Effective Time will be canceled and retired and will cease to exist, and no consideration will be delivered.

Following completion of the Mergers, the existing Katapult stockholders, CCFI unitholders and Aaron’s stockholders are expected to hold approximately 6.0%, 79.9% and 14.1%, respectively, of the issued and outstanding shares (on a fully diluted basis) of the combined organization.
The mergers will be accounted for as reverse mergers using the acquisition method of accounting, pursuant to ASC Topic 805, Business Combinations (“ASC 805”), with Katapult treated as the legal acquirer and CCFI treated as the accounting acquirer of Katapult and Aaron’s. CCFI has been determined to be the accounting acquirer primarily based on an evaluation of the following facts and circumstances:
•
CCFI has the largest portion of voting rights in the combined organization, holding 79.9% of the shares of the combined entity;

•
CCFI controls the Board of Directors of the combined organization with six of the nine-member board being designees selected by CCFI, including the Chairman of the Board being the current CCFI CEO; and

•
CCFI is considered the largest of the three entities when considering net income, total assets, and enterprise value.

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. Accordingly, the total purchase price to acquire Aaron’s and Katapult will be allocated to the assets acquired and assumed liabilities of Aaron’s and Katapult based upon their fair values. Any excess amounts, after allocating the purchase consideration to identifiable tangible and intangible assets acquired and liabilities assumed, will be recorded as goodwill; however, the net assets of CCFI will continue to be recognized at historical cost. The process of valuing the net assets of Aaron’s and Katapult at the closing date, the allocation of the consideration transferred, as well as evaluating accounting policies for conformity, is preliminary and represents current best estimate and is subject to revision. The unaudited pro forma condensed combined financial information was prepared using preliminary estimates, and actual results may differ materially from the information presented.
Debt Financing
The unaudited pro forma condensed combined financial statement information assumes that Katapult draws down on the $       delayed draw term loan for an amount of $       . The Debt Financing, together with cash on hand, is assumed to be sufficient for purposes of financing the expenses in connection with the Transactions. Any financing related to the Transactions may be different from the amount assumed for purposes of the unaudited pro forma condensed combined financial information. These assumptions and expectations are subject to change, and the debt issuance costs to be incurred and related interest expense could vary significantly from what is assumed in the unaudited pro forma condensed combined financial information. Other factors that are subject to change include, but are not limited to, the timing of borrowings, the amount of cash on hand at the time of the closing, and inputs to interest rate determination on debt instruments issued.

Purchase of Preferred Stock
Additionally, on November 3, 2025, Katapult Intermediate Holdings Inc. entered into (a) a Series A investment agreement with Hawthorn, pursuant to which Katapult issued and sold to Hawthorn an aggregate of 35,000 shares of Series A Convertible Preferred Stock at a purchase price of $1,000 per share, resulting in total gross proceeds to Katapult of $35.0 million, and (b) a Series B investment agreement with Hawthorn, pursuant to which Katapult issued and sold to Hawthorn an aggregate of 30,000 shares of Series B Convertible Preferred Stock at a purchase price of $1,000 per share, resulting in total gross proceeds to Katapult of $30.0 million. Katapult received aggregate gross proceeds of $65.0 million, which were used to repay existing debt and related legal fees, with the remaining proceeds being used by Katapult to sustain its operations.
On December 11, 2025, a side-letter agreement was signed between Katapult and Hawthorn in which Hawthorn agreed to sell all 65,000 shares of Katapult Preferred Stock to Katapult, effective immediately prior to the Aaron’s MIP Exchange (“Purchase of Preferred Stock”). The Purchase of the Preferred Stock will be financed through the issuance of a new debt instrument. The Hawthorn Side Letter also requires that Hawthorn exercise the Katapult Private Warrants to purchase stock of Katapult expiring March 6, 2030, as re-issued on July 21, 2025, and expiring June 12, 2032, issued on June 12, 2025, on a cashless basis in full for shares of Katapult Common Stock, and Katapult shall issue such shares of Katapult Common Stock, such that, as of immediately prior to each of the Aaron’s MIP Exchange and the CCFI MIP Exchange, no Katapult Private Warrants are outstanding (as reflected in the pro forma financial statements).

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2025
(in thousands)
	CCFI (Historical, adjusted, Note 2)	Aaron’s (Historical, adjusted, Note 2)	Katapult (Historical, adjusted, Note 2)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined
Assets
Cash and cash equivalents							6A
Restricted cash
Accounts receivable, net
Finance receivables at amortized cost, net
Finance receivables at fair value
Other receivables
Lease merchandise
Merchandise inventories, net
Property, plant and equipment, net					4A
Right of use assets – operating leases
Goodwill					4F
Intangible assets					4B
Prepaid expenses and other assets
Assets held for sale
Total assets
Liabilities and equity
Accounts payable and accrued liabilities					4C,4G
Deferred revenue
Operating lease liabilities
Deferred income taxes					4E
Debt, net							6A
Derivative Liability
Total liabilities
Equity
Common stock					4D
Additional paid-in capital					4D
Retained deficit					4D
Accumulated other comprehensive loss					4D
Non-controlling interest
Total equity
Total liabilities and equity
See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(in thousands)
	CCFI (Historical, adjusted, Note 2)	Aaron’s (Historical, adjusted, Note 2)	Katapult (Historical, adjusted, Note 2)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma Combined
Revenues
Lease revenues
Merchandise sales
Finance receivable revenues
Credit service fee and other revenues
Total Revenues
Costs of Revenues
Depreciation of lease merchandise and other lease revenue costs
Cost of merchandise sales
Provision for lease merchandise write-offs
Provision for credit losses
Fair value adjustment of finance receivables
Total Costs of Revenues
Net Revenue
Operating Expenses
Personnel costs					5C,5D,5F
Other operating expenses
Marketing
Depreciation and amortization					5A,5B
Impairment and restructuring
Acquisition-related costs
Total Operating Expenses
Operating Profit (Loss)
Interest expenses (income), net							6B
Other non-operating expense (income), net
Income (Loss) Before Income Taxes
Provision for income taxes					5E
Net income (loss)
Net loss attributable to non-controlling interest
Net income (loss) attributable to the Combined Organization
Net income (loss) per share:
Basic and diluted
Weighted-average shares outstanding:
Basic and diluted
See accompanying notes to unaudited pro forma condensed combined financial information.

Note 1.   Notes to Unaudited Pro Forma Condensed Combined Financial Information
Basis of Presentation
The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X and presents the combined organization’s pro forma financial condition and results of operations based upon the historical financial information after giving effect to the Transactions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined organization upon consummation of the Transactions.
The unaudited pro forma condensed combined financial information presented does not reflect any cost savings, operating synergies, tax savings, or revenue enhancements that the combined organization may achieve as a result of the business combination. CCFI, Aaron’s and Katapult did not have any historical relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2025 is presented as if the Transactions had been completed on December 31, 2025. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 are presented to give effect to the Transactions as if they occurred on January 1, 2025, and were prepared using the historical results of CCFI, Aaron’s and Katapult for the year ended December 31, 2025.
The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with the business combination accounting guidance under ASC 805, with CCFI as the accounting acquirer for the merger. Under ASC 805, assets acquired, and liabilities assumed in a business combination are recognized and measured at the merger date fair value. Transaction costs associated with a business combination are expensed as incurred. The excess of consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Accordingly, the merger consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of fair value.
The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that each of CCFI, Aaron’s and Katapult believes are reasonable under the circumstances. In determining the preliminary estimate of fair values of assets acquired and liabilities assumed of Aaron’s and Katapult, publicly available benchmarking information was used as well as a variety of other assumptions, including market participant assumptions. The pro forma purchase price allocation relating to the Mergers is preliminary and subject to change, as additional information becomes available and as additional analyses are performed. There can be no assurances that the valuations will not result in material changes to this purchase price allocation. Any increase or decrease in fair values of the net assets as compared with the unaudited pro forma condensed combined financial information may change the amount of the total acquisition consideration allocated to goodwill and other assets and liabilities and may impact the unaudited pro forma condensed combined statements of operations due to adjustments in the depreciation and amortization expense of the adjusted assets. The pro forma adjustments, which are described in the following notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Each of CCFI, Aaron’s and Katapult believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the business combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Note 2.   Accounting Policies and Reclassifications
During the preparation of this unaudited proforma condensed combined financial information, management performed a preliminary review of financial information to identify differences in accounting policies and financial statement presentation between CCFI, Aaron’s and Katapult. At the time of preparing the unaudited pro forma condensed combined financial information, other than the reclassifications described herein, management is not aware of any material policy differences. However, the combined organization will continue to perform its detailed review of CCFI’s, Aaron’s and Katapult’s accounting policies. Upon completion of that review, differences may be identified between the accounting policies of CCFI, Aaron’s and Katapult that when conformed could have a material impact on the unaudited pro forma condensed combined financial information. The reclassifications summarized below conform the presentation of CCFI, Aaron’s and Katapult to reflect financial statement line items and presentation of the combined organization.

CCFI Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2025
(in thousands)
Combined Organization	CCFI	CCFI	Reclassification Adjustments	Notes	CCFI (Adjusted)
Assets
Cash and cash equivalents	Cash and cash equivalents
Restricted cash	Restricted cash
Accounts receivable, net
Finance receivables at amortized cost, net	Finance receivables at amortized cost, net
Finance receivables at fair value	Finance receivables at fair value
Other receivables				(a)
	Card related pre-funding and receivables			(a)
Lease merchandise
Merchandise inventories, net
Property, plant and equipment, net	Property, leasehold improvements and equipment, net
Right of use assets – operating leases	Right of use assets – operating leases
Goodwill	Goodwill
Intangible assets	Intangible assets
Prepaid expenses and other assets				(b)
	Security deposits			(b)
	Other assets			(b)
Assets Held for Sale
Total Assets
Liabilities and Equity
Accounts payable and accrued liabilities	Accounts payable and accrued liabilities			(c)
	Money orders payable			(c)
	Accrued interest			(c)
Deferred revenue	Deferred revenue
Operating lease liabilities	Operating lease obligation
Deferred income taxes
Debt, net				(d)
	Swingline loan			(d)
	Sparrow single-pay facility, net of deferred debt issuance costs			(d)
	Paycheck protection program loans			(d)
	First lien facility, net of deferred debt issuance cost			(d)
	Term loan, net of deferred debt issuance costs			(d)
	Sparrow term loan, net of deferred debt issuance costs			(d)
	Sparrow multi-pay facility, net of deferred debt issuance costs			(d)
	TMX ABL credit facility, net of deferred debt issuance costs			(d)
	Trident ATL loan, net of deferred debt issuance costs			(d)
	TMX Over-advance credit facility, net of deferred debt issuance costs			(d)
Derivative Liability
Total Liabilities
Equity
Preferred stock	Preferred units
Common stock	Common units
Additional paid-in capital
Retained deficit	Retained deficit
Accumulated other comprehensive loss
Non-controlling interest	Non-controlling interest
Total Equity
Total Liabilities and Equity

(a)
Reclassification from “Card related pre-funding and receivables” to “Other receivables”.

(b)
Reclassification from “Security deposits” and “Other assets” to “Prepaid expenses and other assets”.

(c)
Reclassification from “Money orders payable” and “Accrued interest” to “Accounts payable and accrued liabilities”.

(d)
Reclassification from “Swingline loan”, “Sparrow single-pay facility, net of deferred debt issuance costs”, “Paycheck protection program loans”, “First lien facility, net of deferred debt issuance cost”, “Term loan, net of deferred debt issuance costs”, “Sparrow term loan, net of deferred debt issuance costs”, “Sparrow multi-pay facility, net of deferred debt issuance costs”, “TMX ABL credit facility, net of deferred debt issuance costs”, “Trident ATL loan, net of deferred debt issuance costs”, and “TMX Over-advance credit facility, net of deferred debt issuance costs” to “Debt, net”.

CCFI Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(in thousands)
Combined Organization	CCFI	CCFI	Reclassification Adjustments	Notes	CCFI (Adjusted)
Revenues
Lease revenues
Merchandise sales
Finance receivable revenues	Finance receivable revenues
Credit service fee and other revenues				(a)
	Credit service fees			(a)
	Check cashing fees			(a)
	Card fees			(a)
	Other revenue			(a)
Total Revenues
Costs of Revenues
Depreciation of lease merchandise and other lease revenue costs
Cost of merchandise sales
Provision for lease merchandise write-offs
Provision for credit losses	Provision for credit losses
Fair value adjustment of finance receivables	Fair value adjustment of finance receivables			(b)
	Net charge-offs of finance receivables at fair value			(b)
Total Costs of Revenues
Net Revenue
Operating Expenses
Personnel costs				(c)
	Salaries and related expenses			(c)
	Non-cash equity based compensation			(c)
Other operating expenses, net				(d)
	Transition services expense			(d)
	Occupancy			(d)
	Other expenses			(d)
	Store closure expenses			(d)
	Gain on store closures			(d)
Marketing	Advertising and marketing
Depreciation and amortization	Depreciation and amortization
Impairment and restructuring	Loss on impairment of assets
Acquisition-related costs
Total Operating Expenses
Operating Profit (Loss)
Interest expenses (income), net	Interest expense, net
Other non-operating expense (income), net
Income (Loss) Before Income Taxes
Provision for income taxes	Provision for income taxes
Net Income (Loss)
Net loss attributable to non-controlling interest	Net loss attributable to non-controlling interest
Net Income (Loss) attributable to the Combined Organization

(a)
Reclassification from “Credit service fees”, “Check cashing fees”, “Card fees”, and “Other revenues” to “Credit service fee and other revenues”.

(b)
Reclassification from “Net charge-offs of finance receivables at fair value” to “Fair value adjustment of finance receivables”.

(c)
Reclassification from “Salaries and related expenses” and “Non-cash equity-based compensation” to “Personnel costs”.

(d)
Reclassification from “Transition services expense”, Occupancy”, “Other expenses”, “Store closure expenses”, and “Gain on store closures” to “Other operating expenses, net”.

Aaron’s Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2025
(in thousands)
Combined Organization	Aaron’s	Aaron’s	Reclassification Adjustments	Notes	Aaron’s (Adjusted)
Assets
Cash and cash equivalents	Cash and cash equivalents
Restricted cash				(a)
	Prepaid expenses and other assets			(a)
Accounts receivable, net	Accounts receivable, net
Finance receivables at amortized cost, net
Finance receivables at fair value
Other receivables				(b)
	Income tax receivable			(b)
	Loans receivable			(b)
Lease merchandise	Lease merchandise
Merchandise inventories, net	Merchandise inventories, net
Property, plant and equipment, net	Property, plant and equipment, net
Right of use assets – operating leases	Operating lease right-of-use assets
Goodwill
Intangible assets
Prepaid expenses and other assets	Prepaid expenses and other assets
Assets held for sale	Assets held for sale
Total Assets
Liabilities and Equity
Accounts payable and accrued liabilities	Accounts payable and accrued expenses
Deferred revenue	Customer deposits and advance payments
Operating lease liabilities	Operating lease liabilities
Deferred income taxes	Deferred income taxes payable
Debt, net	Debt
Derivative liability
Total Liabilities
Equity
Preferred stock
Common stock	Common stock
Additional paid-in capital	Additional paid-in capital
Retained deficit	Retained (losses) earnings
Accumulated other comprehensive loss	Accumulated other comprehensive loss
Non-controlling interest
Total Equity
Total Liabilities and Equity

(a)
Reclassification of Restricted cash from “Prepaid expenses and other assets” to “Restricted cash”.

(b)
Reclassification from “Income tax receivable” and “Loans receivable” to “Other receivables”.

Aaron’s Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(in thousands)
Combined Organization	Aaron’s	Aaron’s	Reclassification Adjustments	Notes	Aaron’s (Adjusted)
Revenues
Lease revenues	Lease revenues and fees
Merchandise sales	Retail sales			(a)
	Non-retail sales			(a)
Finance receivable revenues
Credit service fee and other revenues				(b)
	Franchise royalties and other revenues			(b)
Total Revenues
Costs of Revenues
Depreciation of lease merchandise and other lease revenue costs	Depreciation of lease merchandise and other lease revenue costs
Cost of merchandise sales	Retail cost of sales			(c)
	Non-retail cost of sales			(c)
Provision for lease merchandise write-offs	Provision for lease merchandise write-offs			(d)
Provision for credit losses
Fair value adjustment of finance receivables
Total Costs of Revenues
Net Revenue
Operating Expenses
Personnel costs	Personnel costs
Other operating expenses	Other operating expenses, net
Marketing	Other operating expenses, net			(e)
Depreciation and amortization	Other operating expenses, net			(f)
Impairment and restructuring	Restructuring expenses, net
Acquisition-related costs	Acquisition-related costs
Total Operating Expenses
Operating Profit (Loss)
Interest expense (income), net	Interest expense
Other non-operating expense (income), net	Other non-operating (expense) income, net
Income (Loss) Before Income Taxes
Provision for income taxes	Income tax benefit
Net Income (Loss)
Net loss attributable to non-controlling interest
Net Income (Loss) attributable to the Combined Organization

(a)
Reclassification from “Non-retail Sales” to “Merchandise sales”.

(b)
Reclassification from “Franchise royalties and other revenues” to “Credit service fees and other revenues”.

(c)
Reclassification from “Non-retail cost of sales” to “Cost of merchandise sales”.

(d)
Reclassification of “Provision for lease merchandise write-offs” from operating expenses to costs of revenue.

(e)
Reclassification of Marketing expenses from “Other operating expenses” to “Marketing”.

(f)
Reclassification of depreciation and amortization expense from “Other operating expenses” to “Depreciation and amortization”.

Katapult Unaudited Pro Forma Condensed Combined Balance Sheet
as of December 31, 2025
(in thousands)
Combined Organization	Katapult	Katapult	Reclassification Adjustments	Notes	Katapult (Adjusted)
Assets
Cash and cash equivalents	Cash and cash equivalents
Restricted cash	Restricted cash
Accounts receivable, net
Finance receivables at amortized cost, net
Finance receivables at fair value
Other receivables				(a)
	Prepaid expenses and other current assets			(a)
Lease merchandise	Property held for lease, net of accumulated depreciation and impairment
Merchandise inventories, net
Property, plant and equipment, net	Property and equipment, net
Right of use assets – operating leases	Right-of-use assets, non-current			(b)
	Prepaid expenses and other current assets			(b)
Goodwill
Intangible assets	Capitalized software and intangible assets, net
Prepaid expenses and other assets	Prepaid expenses and other current assets			(c)
	Security deposits			(c)
Assets held for sale
Total Assets
Liabilities and Equity
Accounts payable and accrued liabilities				(d)
	Accounts payable			(d)
	Accrued liabilities			(d)
	Accrued litigation settlement			(d)
	Other liabilities			(d)
Deferred revenue	Unearned revenue
Operating lease liabilities				(e)
	Lease liabilities			(e)
	Lease liabilities, non-current			(e)
Deferred income taxes
Debt, net				(f)
	Term loan, net, current			(f)
	Revolving line of credit, net			(f)
	Deferred financing costs, net			(f)
Derivative Liability	Derivative liability – new term loan
Total Liabilities
Equity
Preferred stock
Common stock
Additional Paid-in Capital	Additional Paid-in Capital
Retained deficit	Accumulated deficit
Accumulated Other Comprehensive Loss
Non-controlling interest
Total Equity
Total Liabilities and Equity

(a)
Reclassification of Sales Tax Receivable from “Prepaid expenses and other current assets” to “Other receivables”.

(b)
Reclassification of ROU Current Asset from “Prepaid expenses and other current assets” to “Right of use assets — operating leases”.

(c)
Reclassification from “Security deposits” to “Prepaid expenses and other assets”.

(d)
Reclassification from “Accounts payable”, “Accrued liabilities”, “Accrued litigation settlement”, and “Other liabilities” to “Accounts payable and accrued liabilities”.

(e)
Reclassification from “Lease liabilities” and “Lease liabilities, non-current” to “Operating lease liabilities”.

(f)
Reclassification from “Revolving line of credit, net”, “Term loan, net” and “Deferred financing costs, net” to “Debt, net”.

Katapult Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2025
(in thousands)
Combined Organization	Katapult	Katapult	Reclassification Adjustments	Notes	Katapult (Adjusted)
Revenues
Lease revenues				(a)
	Rental Revenue			(a)
Merchandise sales
Finance receivable revenues
Credit service fee and other revenues				(b)
	Rental Revenue			(b)
	Other revenue			(b)
Total Revenues
Costs of Revenues
Depreciation of lease merchandise and other lease revenue costs	Cost of Revenue
Cost of merchandise sales
Provision for credit losses
Total Cost of Revenues
Net Revenue
Operating Expenses
Personnel costs				(c)
	Compensation costs			(c)
Other operating expenses, net				(d)
	Servicing costs			(d)
	Professional and consulting fees			(d)
	Technology and data analytics			(d)
	Underwriting fees			(d)
	General and administrative			(d)
	Litigation settlement, net			(d)
	Interest expense and other fees			(d)
Marketing				(e)
	General and administrative			(e)
Depreciation and amortization				(f)
	General and administrative			(f)
Impairment and restructuring
Acquisition-related costs
Total Operating Expenses
Operating Profit (Loss)
Interest expenses (income), net				(g)
	Interest expense and other fees			(g)
	Interest income			(g)
Other non-operating expense (income), net				(h)
	Loss on extinguishment of term loan			(h)
	Change in fair value of warrant liability			(h)
Income (Loss) Before Income Taxes
Provision for income taxes	Provision for income taxes
Net Income (Loss)
Net loss attributable to non-controlling interest
Net Income (Loss) attributable to the Combined Organization

(a)
Reclassification from “Rental revenue” to “Lease revenues”.

(b)
Reclassification of non-lease Revenue from “Rental revenue” and “Other revenue” to “Credit service fee and other revenues”.

(c)
Reclassification from “Compensation costs” to “Personnel costs”.

(d)
Reclassification from “Servicing costs”, “Professional and consulting fees”, “Technology and data analytics”, “Underwriting fees”, “General and administrative”, “Litigation settlement, net”, and “Interest expense and other fees” to “Other operating expenses”.

(e)
Reclassification of Marketing expense from “General and administrative” to “Marketing”.

(f)
Reclassification of depreciation and amortization expense from “General and administrative” to “Depreciation and amortization”.

(g)
Reclassification from “Interest income” and “Interest expense and other fees” to “Interest expense (income), net”.

(h)
Reclassification from “Loss on extinguishment of term loan” and “Change in fair value of warrant liability” to “Other non-operating (expense) income, net”.

Note 3.   Calculation of Merger Consideration and Preliminary Purchase Price Allocation
The accounting for the Mergers is based on currently available information and is considered preliminary. The final accounting for the Mergers may differ materially from that presented in this unaudited pro forma condensed combined financial information. Refer to the following table for the preliminary estimated fair value of consideration transferred:
Consideration Transferred
(in thousands)	Amount
Aaron’s Common Stock to be converted to Katapult Common Stock(1)
Aaron’s MIP Units to be converted to Katapult Common Stock(1)
Estimated total shares held by Aaron’s
Katapult market price as of
Total estimated merger consideration for Aaron’s
Katapult estimated outstanding common shares at close
Katapult market price as of
Estimated fair value of Katapult outstanding common stock(2)
Settlement of Katapult Director RSUs(3)
Pre-combination value of vested portion of RSUs(4)
Estimated merger consideration for Katapult
Total estimated mergers consideration

(1)
Represents the approximately 12,312,817 million shares of new Katapult Common Stock estimated to be issued to Aaron’s equity holders for common stock and Aaron’s MIP units per the Merger Agreement.

(2)
Excludes the Katapult Preferred Stock which will be repurchased through the issuance of $     million of new indebtedness but includes the issuance of      shares of Katapult Common Stock upon the cashless exercise of the Katapult Private Warrants.

(3)
Represents the cash settlement of unvested restricted stock units granted to Katapult directors (the “Katapult Director RSUs”) as of the closing date based on the terms of the Merger Agreement and the Contribution and Exchange Agreements.

(4)
Represents the pre-combination value of        unvested Katapult RSUs attributable to pre-combination services as of the closing date of the transaction and the Contribution and Exchange Agreements.

The fair value of merger consideration has been estimated based on the number of Katapult shares issued or retained and the per share price of Katapult’s common stock, as this is more readily determinable than the per share price of CCFI common stock, as CCFI, the accounting acquirer, was a private entity prior to the Mergers and the Contributions.
The actual value of Katapult’s common stock to be issued will depend on the per share price of Katapult’s common stock at the closing date of the Mergers and the Contributions, and therefore, the actual fair value of consideration transferred will fluctuate with the market price of Katapult’s common stock until the Mergers and the Contributions are completed. The following table shows the effect of changes in Katapult’s stock price and the resulting impact on the estimated fair value of consideration transferred:
(in thousands, except per share data)	Katapult stock price	Estimated consideration transferred
Share Price Sensitivity		Aaron’s	Katapult
As presented
10% increase
10% decrease
20% increase
20% decrease
Preliminary Purchase Price Allocation
The determination of the fair value of the identifiable assets of Aaron’s and Katapult and the allocation of the estimated fair value of consideration transferred to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. The final purchase price allocation will be determined when the combined organization has completed the detailed valuations and necessary calculations which will be within a year of the closing date. The actual fair value of consideration transferred may be materially different to that reflected in the preliminary estimated consideration allocation presented herein. Any increase or decrease in fair values of the net assets as compared with the unaudited pro forma condensed combined financial information may change the allocation of total consideration to goodwill and other assets and liabilities and may impact the combined organization statement of operations due to adjustments in the depreciation and amortization of the adjusted assets.
The following preliminary purchase price allocation table presents the combined organization’s preliminary estimates of the fair values of the assets acquired and liabilities assumed at Closing.
Estimated fair value
(in thousands)	Aaron’s	Katapult
Cash and cash equivalents
Restricted cash
Accounts receivable, net
Other receivables
Lease merchandise
Merchandise inventories, net
Property, plant and equipment, net
Right of use assets – operating leases
Intangible assets
Prepaid expenses and other assets
Assets held for sale
Total Assets
Accounts payable and accrued liabilities
Deferred revenue
Operating lease liabilities
Deferred income taxes
Debt, net
Derivative liability

Estimated fair value
(in thousands)	Aaron’s	Katapult
Total Liabilities
Net Assets Acquired
Goodwill
Fair Value of Consideration Transferred

Goodwill represents the excess of the preliminary estimated fair value of consideration transferred over the estimated fair value of the underlying net assets acquired. Goodwill will not be amortized but instead will be reviewed for impairment annually, or more frequently if facts and circumstances warrant a review. Goodwill recognized in the Mergers is not expected to be deductible for tax purposes.
Note 4.   Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Transaction Accounting Adjustments
The adjustments included in the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025, are as follows:
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:
(4A)
Reflects the preliminary estimated fair value adjustment to property, plant and equipment acquired in the Mergers. The fair value of property, plant and equipment is subject to change.

Fair value of Aaron’s Property, Plant and Equipment, net:
(in thousands)	Carrying value as of December 31, 2025	Step-up/(down) value	Estimated fair value
Land
Buildings and Improvements
Leasehold Improvements and Signs
Vehicles
Fixtures and Equipment
Software – Internal Use
Construction in Progress
Total property, plant and equipment acquired and pro forma adjustment
Fair value of Katapult Property, Plant and Equipment, net:
(in thousands)	Carrying value as of December 31, 2025	Step-up/(down) value	Estimated fair value
Fixtures and Equipment
Leasehold Improvements and Signs
Total property, plant and equipment acquired and pro forma adjustment

(4B)
Reflects the preliminary estimated asset fair value adjustment to the Aaron’s and Katapult identifiable intangible assets acquired in the Mergers. The fair value of intangible assets is subject to change.

Fair value of Aaron’s Intangible Assets:
(in thousands)	Carrying value as of December 31, 2025	Step-up/(down) value	Estimated fair value

Total identifiable intangible assets and pro forma adjustment
Fair value of Katapult Intangible Assets:
(in thousands)	Carrying value as of December 31, 2025	Step-up/(down) value	Estimated fair value
Capitalized software
Domain name
Total identifiable intangible assets and pro forma adjustment

(4C)
Reflects one-time non-recurring transaction-related costs of approximately $      million estimated to be incurred prior to, or concurrent with, the closing of the Mergers.

(4D)
Reflects the elimination of Aaron’s and Katapult’s historical equity.

(4E)
Represents a $      million adjustment to deferred income taxes primarily as a result of the pro forma adjustments for assets acquired and liabilities assumed. These estimates are preliminary as adjustments to deferred taxes could change due to further refinement of the statutory income tax rates used to measure deferred taxes, changes in judgment regarding realizability of deferred tax assets, and changes in the estimates of the fair values of assets acquired and liabilities assumed that may occur in conjunction with the closing of the Mergers. These changes in estimates could be material.

(4F)
Represents the adjustment of $      million to goodwill based on the purchase price allocation, as described above.

(4G)
Reflects the increase in the liabilities of $      million for transaction-related compensation costs. Compensation costs include severance benefits, retention bonuses, and change in control bonuses.

Note 5.   Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2025, are as follows:
Transaction Accounting Adjustments
(5A)
Reflects the adjustment to depreciation expense, on a straight line-basis based on the preliminary fair value of Property, plant and equipment, net and the related useful life.

Aaron’s Depreciation Expense
(in thousands)	Estimated useful life	Estimated increase in fair value	Incremental depreciation expense for the year ended December 31, 2025
Land
Buildings and Improvements
Leasehold Improvements and Signs
Vehicles
Fixtures and Equipment
Software – Internal Use

(in thousands)	Estimated useful life	Estimated increase in fair value	Incremental depreciation expense for the year ended December 31, 2025
Construction in Progress
Total property, plant and equipment acquired
Less: Historical depreciation expense
Pro forma adjustment for incremental depreciation expense

Katapult Depreciation Expense
(in thousands)	Estimated useful life	Estimated increase in fair value	Incremental depreciation expense for the year ended December 31, 2025
Fixtures and Equipment
Leasehold Improvements and Signs
Total property, plant and equipment acquired
Less: Historical depreciation expense
Pro forma adjustment for incremental depreciation expense

(5B)
Reflects the adjustment to amortization expense, on a straight-line basis based on the preliminary fair value of Aaron’s and Katapult’s Intangible assets, net and the related useful life.

Aaron’s Amortization Expense
(in thousands)	Estimated useful life	Estimated increase in fair value	Incremental amortization expense for the year ended December 31, 2025

Total identifiable intangible assets
Less: Historical Amortization expense
Pro forma adjustment for incremental amortization expense
Katapult Amortization Expense
(in thousands)	Estimated useful life	Estimated increase in fair value	Incremental amortization expense for the year ended December 31, 2025
Capitalized software
Domain name
Total identifiable intangible assets
Less: Historical Amortization expense
Pro forma adjustment for incremental amortization expense

(5C)
Reflects estimated one-time, non-recurring transaction-related expenses of $      million incurred by CCFI directly associated with the Mergers.

(5D)
Reflects incremental stock-based compensation expense of $       million incurred directly associated with the Mergers and the Contributions.

(5E)
Reflects estimated income tax impact of $       million related to the Transaction Accounting Adjustments for the year ended December 31, 2025. Tax-related adjustments are based upon an estimated statutory tax rate of     %. The estimated blended tax rate used for the unaudited pro forma condensed combined financial information will likely vary from the actual tax rates in periods as of and subsequent to the completion of the Mergers.
(5F)
Represents the adjustment to the combined organization’s personnel costs to record a one-time post-combination expense. Compensation expense relates to paid severance costs of $      million for executives of Katapult, including accrued severance and the acceleration of unvested Katapult RSU Awards held by executives, retention bonuses, and change in control bonuses.

Note 6.   Financing Accounting Adjustments
As described above, Katapult is expected to enter into a financing agreement for a $       million senior secured delayed draw term loan, $        million of which is expected to be funded at Closing. Additionally, on December 11, 2025, a side-letter agreement was signed between Katapult and Hawthorn in which Hawthorn sold all shares of Katapult Preferred Stock to Katapult. The purchase of the Katapult Preferred Stock was financed through the issuance of a new debt instrument with an initial principal amount equal to $       . The following financing adjustments were made to the unaudited pro forma condensed combined financial statements:
(6A)
Reflects the adjustment related to the net proceeds received from the delayed draw term loan and Hawthorn loan issued as part of the financing, as described above.

(in thousands)	Amounts
Proceeds from the debt financing
Payment of financing costs
Pro Forma Adjustment

(6B)
Reflects the adjustment related to the interest expense and amortization of issuance costs related to the delayed draw term loan and Hawthorn loan issued as part of financing, as described above.

(in thousands)	For the year ended December 31, 2025
Interest expense on debt financing
Incremental interest expense for extinguishment of existing debt
Amortization of debt issuance costs on debt financing
Pro forma adjustment
Note 7.   Earnings Per Share
The following tables set forth the computation of pro forma basic and diluted earnings per share of the combined organization for the year ended December 31, 2025.
(in thousands, except per share count and per share data)	For the year ended December 31, 2025
Numerator (basic and diluted):
Pro forma net income attributable to common shares
Denominator:
Weighted-average number of common shares outstanding – basic
Weighted-average number of common shares outstanding – diluted
Pro forma earnings per share:
Basic
Diluted

(in thousands, except per share count and per share data)	For the year ended December 31, 2025
Denominator for Basic
Historical weighted-average number of common shares outstanding
Shares of Katapult common stock issued as consideration transferred
Total weighted average common shares outstanding (basic):
Denominator for Diluted
Historical weighted-average number of common shares outstanding
Shares of Katapult common stock issued as consideration transferred
Warrants convertible to common stock
Total weighted average common shares outstanding (diluted):

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF KATAPULT HOLDINGS, INC.
Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Company”, or “Katapult” refer to Katapult Holdings, Inc. and its subsidiaries.
The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, in each case together with the related notes thereto, included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma financial information as of December 31, 2025 and for the 2025 Fiscal Year (as defined below) included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Informationof Katapult Holdings, Inc.” contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. All dollar amounts are in thousands, unless otherwise specified.
Overview
We are a technology driven lease-to-own platform that integrates with omnichannel retailers and e-commerce platforms to power the purchasing of everyday durable goods for underserved U.S. non-prime consumers. Our POS integrations and innovative mobile app, featuring KPay, make it easier for U.S. non-prime consumers unable to access traditional financing to spend responsibility and with confidence, easier for merchants to convert sales and grow, and easier for commerce to thrive.
Key Performance Metrics
We regularly review several metrics, including the following U.S. GAAP and non-GAAP key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions, which may also be useful to an investor.
Gross Originations
We measure gross originations to assess the growth trajectory and overall size of our lease portfolio. We define gross originations as the retail price of the merchandise associated with lease-purchase agreements entered into during the period through our platform. Gross originations do not represent revenue earned but are a leading indicator of forecasted revenue. Revenue is recognized over a period of time subsequent to the gross origination (on average over 8 months). Revenue from gross originations have historically reached approximately 70-75% of total revenue within two quarters from when the originations occurred. We believe this is a useful operating metric for investors to use in assessing the volume of transactions that take place on our platform.
The following tables present gross originations for the years ended December 31, 2024 and 2023:
	Year Ended December 31,		Change
	2024	2023	$	%
Gross Originations	$237,311	$226,553	$10,758	4.7%
Gross originations from Wayfair represented 36% and 49% of gross originations for the years ended December 31, 2024 and 2023, respectively. Gross originations from Wayfair exclude transactions through KPay and only include transactions directly through the Wayfair waterfall platform.
KPay represented 32% and 19% of gross originations during the years ended December 31, 2024 and 2023, respectively.
Total Revenue
Total revenue represents the sum of rental revenue and other revenue. We record rental revenue in accordance with ASC 842, with revenue being recorded when earned and cash is collected. Other revenue is recorded in accordance with ASC 606, with revenue being recorded as performance obligations are satisfied. See “— Results of Operations” section below for total revenue amounts.
Gross Profit
Gross profit represents total revenue less cost of revenue, and is a measure presented in accordance with U.S. GAAP. See “— Results of Operations” section below for gross profit amounts.
Adjusted Gross Profit
Adjusted gross profit is a non-GAAP measure utilized by management representing gross profit less variable operating expenses, which are servicing costs and underwriting fees. We believe that adjusted gross profit provides a meaningful understanding of profitability when variable lease origination costs are included. See “— Non-GAAP Financial Measures” section below for a reconciliation of gross profit to adjusted gross profit.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that is defined as net income/loss before interest expense and other fees, interest income, change in fair value of warrant liability, provision for income taxes, depreciation and amortization on property and equipment and capitalized software, impairment of leased assets, loss on partial extinguishment of debt, stock-based compensation expense and net litigation settlement expenses. We believe that adjusted EBITDA provides a meaningful understanding of our operating performance. See “— Non-GAAP Financial Measures” section below for a reconciliation of adjusted EBITDA, which is a non-GAAP measure utilized by management, to net loss.
Results of Operations
Year Ended December 31, 2024 compared to Year Ended December 31, 2023:
	Year Ended December 31,
	2024	2023	$	%
Revenue
Rental revenue	$243,978	$218,347	$25,631	11.7%
Other revenue	3,216	3,241	(25)	(0.8)%
Total revenue	247,194	221,588	25,606	11.6%
Cost of revenue	201,423	179,881	21,542	12.0%
Gross profit	45,771	41,707	4,064	9.7%
Operating expenses:
Servicing costs	4,589	4,311	278	6.4%
Underwriting fees	2,304	1,919	385	20.1%
Professional and consulting fees	5,201	6,694	(1,493)	(22.3)%
Technology and data analytics	7,170	6,905	265	3.8%
Compensation costs	20,076	22,732	(2,656)	(11.7)%
General and administrative	10,866	10,938	(72)	(0.7)%
Litigation settlement	3,666	7,000	(3,334)	(47.6)%
Total operating expenses	53,872	60,499	(6,627)	(11.0)%
Loss from operations	(8,101)	(18,792)	10,691	(56.9)%
Loss on partial extinguishment of debt	—	(2,391)	2,391	(100.0)%
Interest expense and other fees	(18,851)	(17,822)	(1,029)	5.8%
Interest income	1,163	1,697	(534)	(31.5)%
Change in fair value of warrant liability	17	807	(790)	(97.9)%
Loss before income taxes	(25,772)	(36,501)	10,729	(29.4)%
Provision for income taxes	(143)	(165)	22	(13.3)%
Net loss	$(25,915)	$(36,666)	$10,751	(29.3)%

	Year Ended December 31,
	2024	2023	$	%
Weighted average common shares outstanding – basic and diluted	4,347	4,088	259	6.3%
Net loss per common share – basic and diluted	$(5.96)	$(8.97)	$3.01	(33.6)%

Revenue
Total revenue is comprised of rental revenue and other revenue. Rental revenue is recognized in the period it is earned and cash is collected. Other revenue consists primarily of the sale of property held for lease (and lease agreements) to third parties and other immaterial sources of income from third party relationships, and is recognized as performance obligations are satisfied.
The increase in total revenue of $25.6 million, or 11.6%, during the year ended December 31, 2024 as compared to the same period in 2023 was primarily a result of gross origination growth becoming more efficient and healthy customer collections. We saw gross origination growth in 2024 primarily as a result of our mobile app featuring KPay, which we launched in the third quarter of 2022 and growth from our direct merchants. Write-offs as a percentage of total revenue was 9.2% and 9.2% during the year ended December 31, 2024 as compared to the same period in 2023 and remains within our 8% to 10% target range. The provision for write-offs represents estimated losses based on historical results. Actual write-offs may differ from this estimate.
We experience moderate seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, our revenue is strongest during the first quarter primarily due to higher gross originations during the fourth quarter holiday season. Our first quarter revenue is also impacted by the federal and state income tax refunds that our customers receive in the first quarter which, in the past, has led to our customers more frequently exercising the early purchase option on their lease agreements. Adverse events that occur could have a disproportionate effect on our financial results throughout the year.
Cost of Revenue
Cost of revenue consists primarily of depreciation expense related to property held for lease, accelerated depreciation for impairment of property held for lease, accelerated depreciation of early lease-purchase options (buyouts), payment processing fees, and other costs associated with offering lease-purchase transactions to customers.
The increase in cost of revenue of $21.5 million, or 12.0%, during the year ended December 31, 2024 as compared to the same period in 2023 was a result of higher gross origination growth and capitalized property held for lease. The increase in property held for lease and historical lease portfolio collection patterns impact the associated depreciation expense, which includes accelerated depreciation for early lease-purchase options (buyouts), and accelerated depreciation for impairment charges related to property held for lease.
Gross Profit
The increase in gross profit of $4.1 million, or 9.7%, during the year ended December 31, 2024 as compared to the same period in 2023 was due primarily to higher gross originations year-over-year, healthy customer collections.
Operating Expenses
Operating expenses primarily consist of servicing costs, underwriting fees, professional and consulting fees, technology and data analytics expense, compensation costs, general and administrative expense and litigation settlement expenses. Servicing costs include permanent and temporary call center support. Underwriting fees primarily consist of data costs related to inputs from customer underwriting models. Professional and consulting fees include corporate legal and accounting costs. Technology and data analytics expense includes technology costs and salaries and benefits for computer programming and data analytics employees that support our underlying technology and proprietary risk model algorithms. Compensation costs consist primarily of payroll and related costs and stock-based compensation. General and administrative expenses include insurance, occupancy costs, travel and entertainment, and other general overhead costs, including depreciation and amortization related to office equipment and software. Litigation settlement expenses consists of agreed upon settlement amounts that are probable and estimable and associated legal fees.
The decrease in total operating expenses of $6.6 million, or 11.0% during the year ended December 31, 2024 as compared to the same period in 2023 was primarily due to a decrease of $3.3 million in litigation settlement costs and a decrease of $2.7 million in compensation costs for the year ended December 31, 2024 as compared to the same period in 2023.
The decrease in litigation costs is due to $7.0 million incurred in 2023 as a result of the shareholder litigation settlement partially offset by approximately $3.3 million of costs incurred for the year ended December 31, 2024 related to the Daiwa Corporate Advisory LLC (“DCA”) litigation settlement and legal fees. See Note 10 to our Consolidated Financial Statements included contained in this proxy statement/prospectus for more details.
The decrease in compensation costs is mainly driven by a decrease in stock-based compensation related to a decline in the fair value of the stock awards granted in 2024 as compared to 2023, based on the Company’s stock price on the dates of grant.
Interest Expense and Other Fees.
The increase in interest expense and other fees during the year ended December 31, 2024 as compared to 2023 was primarily due to an increase in the average outstanding principal amount under the RLOC period over period.
Non-GAAP Financial Measures
In addition to gross profit and net loss, which are measures presented in accordance with U.S. GAAP, we believe that adjusted gross profit, adjusted EBITDA, adjusted net loss and fixed cash operating expenses provide relevant and useful information which is widely used by analysts, investors, and competitors in our industry in assessing performance. Adjusted gross profit, Adjusted EBITDA, adjusted net loss and fixed cash operating expenses are supplemental measures of our performance that are neither required by nor presented in accordance with U.S. GAAP. Adjusted gross profit, adjusted EBITDA and adjusted net loss should not be considered as substitutes for U.S. GAAP metrics such as gross profit, operating loss, net loss, or any other performance measures derived in accordance with U.S. GAAP and may not be comparable to similar measures used by other companies.
Adjusted gross profit, adjusted EBITDA and adjusted net loss are useful to an investor in evaluating our performance because these measures:
•
Are widely used to measure a company’s operating performance;

•
Are financial measurements that are used by rating agencies, lenders and other parties to evaluate our credit worthiness; and

•
Are considered by our management for various purposes, including as measures of performance and as a basis for strategic planning and forecasting.

Adjusted Gross Profit
Adjusted gross profit represents gross profit less variable operating expenses related to lease originations, which are servicing costs and underwriting fees. We believe that adjusted gross profit provides a meaningful understanding of one aspect of our performance specifically attributable to total revenue and the variable costs associated with total revenue. The reconciliations of gross profit to adjusted gross profit for the years ended December 31, 2024 and 2023 are as follows:
	Year Ended December 31,
	2024	2023
Total revenue	$247,194	$221,588

	Year Ended December 31,
	2024	2023
Cost of revenue	201,423	179,881
Gross profit	45,771	41,707
Less:
Servicing costs	4,589	4,311
Underwriting fees	2,304	1,919
Adjusted gross profit	$38,878	$35,477

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that is defined as net loss before interest expense and other fees, interest income, change in fair value of warrants, provision for income taxes, depreciation and amortization on property and equipment and capitalized software, provision for impairment of leased assets, loss on partial extinguishment of debt, stock-based compensation expense, and litigation settlement and other related expenses, net. We believe that adjusted EBITDA provides a meaningful understanding of our operating performance.
The reconciliations of net loss to adjusted EBITDA for the years ended December 31, 2024 and 2023 are as follows:
	Year Ended December 31,
	2024	2023
Net loss	$(25,915)	$(36,666)
Add back:
Interest expense and other fees	18,851	17,822
Interest income	(1,163)	(1,697)
Change in fair value of warrants	(17)	(807)
Provision for income taxes	143	165
Depreciation and amortization on property and equipment and capitalized software	1,219	1,133
Provision for impairment of leased assets	2,227	1,727
Loss on partial extinguishment of debt	—	2,391
Stock-based compensation expense	5,759	7,034
Litigation settlement and other related expenses, net	3,666	7,000
Adjusted EBITDA	$4,770	$(1,898)
Adjusted Net Loss
Adjusted net loss is a non-GAAP financial measure that is defined as net loss before change in fair value of warrants, stock-based compensation expense, and litigation settlement and other related expenses, net. The reconciliations of net loss to adjusted net loss for the years ended December 31, 2024 and 2023 are as follows:
	Year Ended December 31,
	2024	2023
Net loss	$(25,915)	$(36,666)
Add back:
Change in fair value of warrants	(17)	(807)
Stock-based compensation expense	5,759	7,034
Litigation settlement and other related expenses, net	3,666	7,000

	Year Ended December 31,
	2024	2023
Adjusted net loss	$(16,507)	$(23,439)

Fixed Cash Operating Expenses
Fixed cash operating expenses is a non-GAAP measure that is defined as operating expenses less depreciation and amortization on property and equipment and capitalized software, stock-based compensation expense, litigation settlement and other related expenses, net and variable lease costs such as servicing costs and underwriting fees. We believe fixed cash operating expenses illustrates our controllable ongoing expenses.
The reconciliations of operating expenses to fixed cash operating expenses for the years ended December 31, 2024 and 2023 are as follows:
	Year Ended December 31,
	2024	2023
Operating expenses	$53,872	$60,499
Less:
Depreciation and amortization on property and equipment and capitalized software	1,219	1,133
Stock-based compensation expense	5,759	7,034
Servicing costs	4,589	4,311
Underwriting fees	2,304	1,919
Litigation settlement and other related expenses, net	3,666	7,000
Fixed cash operating expenses	$36,335	$39,102
Liquidity, Capital Resources & Going Concern
The Company’s financing is generally comprised of cash from leases and borrowings from the Loan Agreement, which is fully collateralized by our assets. As of November 7, 2025, we had a principal balance outstanding of approximately $70.0 million related to the New Revolving Facility.
Restricted cash consists primarily of customer lease payments received in a collection account pending release by the Company’s lender. Restrictions are released on a weekly basis pursuant to completion of waterfall and borrowing base requirements.
Our revenue and operating results depend significantly on gross originations, which is defined as the retail price of the merchandise associated with lease-purchase agreements entered into during the period. Gross originations are a leading indicator of potential revenue streams. Revenue is recognized over a period of time subsequent to the gross origination date (on average over 8 months).
The following table presents cash used in operating, investing, and financing activities during the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023
Cash, cash equivalents and restricted cash at beginning of period	$28,811	$69,841
Net cash provided by (used in):
Operating activities	(32,569)	(17,414)
Investing activities	(1,303)	(974)
Financing activities	21,613	(22,642)
Cash, cash equivalents and restricted cash at end of period	$16,552	$28,811

The increase in cash used in operating activities of $15.2 million in 2024 compared to 2023 is primarily driven by sales tax payments of approximately $5.9 million and litigation payments of $5.0 million.
The increase in cash used in investing activities of $0.3 million in 2024 compared to 2023 is primarily due to an increase in capitalized software additions.
The change in cash from financing activities of $44.3 million in 2024 compared to 2023 is primarily due to the $25.0 million repayment on the Term Loan in 2023 and an increase in net proceeds from the RLOC of $19.3 million in 2024.
Financing Arrangements
Senior Secured Term Loan and RLOC
On May 14, 2019, the Borrower, and Katapult Group, Inc. (f/k/a Cognical, Inc.) entered into a Loan Security Agreement (the “2019 Loan Agreement”) with Midtown Madison Management, LLC as agent for various funds of Atalaya, for a RLOC. As of September 30, 2024, Atalaya was acquired by Blue Owl Capital Inc. The RLOC had a commitment of $125 million that the lenders had the right to increase to $250 million. Total outstanding principal under the RLOC was $82.8 million and $60.7 million as of December 31, 2024 and 2023, respectively. In December 2023, our third-party loan processor experienced a timing error in their validation processes. We alerted them to the error, temporarily covering the approved leases with $9.6 million of our cash and the issue was resolved in January 2024. Excluding this payment delay, as of December 31, 2023, our outstanding debt under the RLOC would have been $70.4 million, as the RLOC has a 90% advance rate on eligible accounts receivable.
In addition, in connection with a prior amendment to the Credit Agreement entered into on December 4, 2020, Atalaya also provided us with a senior secured term loan (the “Term Loan”) commitment of up to $50 million. We drew down the full $50 million of the Term Loan on December 4, 2020. The Term Loan bore interest at London Interbank Offered Rate (“LIBOR”) plus 8.0% (with a 1% LIBOR floor) and an additional 3% interest per annum accrued to the principal balance as PIK interest.
The 2019 Loan Agreement contains certain financial covenants including minimum Adjusted EBITDA levels, minimum tangible net worth, minimum liquidity and compliance with a total advance rate, which were amended in connection with the amendment in March 2023.
The 2019 Loan Agreement is also subject to certain negative and affirmative covenants. The negative covenants limit our ability to: incur additional indebtedness; pay dividends, redeem stock or make other distributions; amend our material agreements; make investments; create liens; transfer or sell the collateral under the 2019 Loan Agreement; make negative pledges; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with affiliates. Early repayments of certain amounts under the Term Loan are subject to prepayment penalties.
On March 6, 2023, we entered into the 15th amendment to the 2019 Loan Agreement. As part of the amendment, the maturity date of the RLOC and Term Loan was extended from December 4, 2023 to June 4, 2025 and the commitments under the RLOC were reduced to $75 million from $125 million. The spread on the RLOC was increased to 8.5% from 7.5% while the spread on the Term Loan remained at 8%. Additionally, effective April 1, 2023, the benchmark rate for RLOC and Term Loan was changed from LIBOR to Secured Overnight Financing Rate (“SOFR”), subject in each case to a 3% floor plus applicable credit adjustment spread, which is fixed at 0.10%. Additionally, the interest rate for PIK interest on the Term Loan is (A) if Liquidity (as defined in the 2019 Loan Agreement) is greater than $25 million, 4.5% and (B) if Liquidity is less than $25 million, to 6%.
In connection with the 15th Amendment, we repaid $25 million of outstanding principal amount of the Term Loan and issued a warrant to purchase up to 80,000 shares of our common stock at an exercise price of $0.25 per share, which vested on September 6, 2023. On December 5, 2023, we issued a warrant to purchase an additional 80,000 shares of our common stock at an exercise price of $0.25 per share which are vested. Total outstanding principal and PIK interest under the Term Loan was $31.8 million at December 31, 2024.

On April 24, 2024, we entered into the Limited Waiver and 16th Amendment to the 2019 Loan Agreement with the Lender (the “16th Amendment”). Pursuant to the 16th Amendment, Midtown granted us a waiver of any Specified Defaults (as defined in the 16th Amendment) related to the accounting errors that led to the restatement of our financial statements for all reporting periods prior to the date of the amendment. In addition, the 16th Amendment also updated certain financial covenants each as defined in the 16th Amendment, including Minimum Adjusted EBITDA (Trailing 3 Months), Minimum Adjusted EBITDA (YTD) and Minimum Tangible Net Worth.
On November 21, 2024, we entered into the 17th Amendment to the 2019 Loan Agreement with Midtown (the “17th Amendment”). Pursuant to such 17th Amendment, commitments under the RLOC were increased to $90 million from $75 million to primarily provide funding for leases as well as general corporate needs. Additionally, Midtown may, in the sole and absolute discretion of the Lender, provide up to $10 million (the “Uncommitted Amount”) in Revolving Advances, in excess of the Revolving Loan Commitment, following a request from the Borrowers from time to time and subject to the other terms and conditions set forth within the agreement.
On February 20, 2025, the Company entered into the 18th amendment to the 2019 Loan Agreement with Midtown (“the 18th amendment”). As part of the 18th amendment, certain financial covenants, including the Minimum Liquidity and Total Advance rate were updated in addition to waiving any Default or Event of Default arising from any Borrowing Base Certificate delivered prior to February 20, 2025.
On May 14, 2025, the Company entered into the Limited Waiver and Amendment Agreement to the 2019 Loan Agreement (the “19th Amendment”). Pursuant to such 19th Amendment, the Lenders granted the Company a limited waiver through June 4, 2025, the existing maturity of the 2019 Loan Agreement of certain Existing Defaults including related to (i) Liquidity, the Total Advance Rate and Tangible Net Worth (each as defined in the 2019 Loan Agreement) not meeting applicable thresholds required by the 2019 Loan Agreement, (ii) “going concern” qualifications or opinions included in the auditor’s report accompanying the Company’s audited financial statements for the fiscal year ended December 31, 2024, and (iii) certain technical reporting requirements with respect to our Borrowing Base Certificates (as defined in the 2019 Loan Agreement) (the “Waiver”).
On June 3, 2025 and on June 9, 2025 the Company entered into additional limited waiver and amendments agreements to the 2019 Loan Agreements, extending the maturity date and limited waiver termination date to June 9, 2025 and June 12, 2025.
On June 12, 2025, Katapult SPV-1, LLC (the “Borrower”), Katapult Group, Inc. (“Group”), the Company, Midtown Madison Management LLC (“the Agent”) and the lenders party thereto (the “Lenders”) entered into an Amended and Restated Loan and Security Agreement (the “2025 Loan Agreement”), which amended and restated in full the 2019 Loan Agreement.
On August 5, 2025, the Company entered into the Limited Waiver (the “Initial Waiver”) to the 2025 Loan Agreement which, among other things, waived the Company’s failure to maintain the required Minimum Trailing Three Month Net Originations as of July 31, 2025, as required by the 2025 Loan Agreement and the other Refinancing Documents, resulting in the occurrence of a Default and/or Event of Default under the 2025 Loan Agreement.
On September 15, 2025, the Company entered into the Limited Waiver (the “Second Waiver”) to the 2025 Loan Agreement, dated as of June 12, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., the Company (each a “Credit Party” and, together, the “Credit Parties”), Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the lenders party thereto (the “Lenders”) in response to the Credit Parties’ failure to maintain Minimum Trailing Three-Month Origination as required by the 2025 Loan Agreement. The Second Waiver, among other things, temporarily waived the Existing Default (as defined in the Limited Waiver) until September 29, 2025.
On September 29, 2025, the Company entered into the Limited Waiver (the “Third Waiver”) to the 2025 Loan Agreement, including pursuant to that Initial Waiver and that certain Second Waiver, by and among the Credit Parties, Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the Lenders party thereto in response to the Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of the calendar month ended August 31,

2025 as required by the 2025 Loan Agreement which was originally temporarily waived in the Second Waiver. The Third Waiver, among other things, temporarily continued the waiver of the Existing Default (as defined in the Third Waiver) until October 13, 2025. Notwithstanding the waiver of the Existing Default pursuant to the Third Waiver, the Existing Default was deemed to have occurred and be continuing for purposes of the Conversion Rights (as defined in the 2025 Loan Agreement) and therefore the Class B Lenders (as defined in the 2025 Loan Agreement) were entitled, at any time on or after the date thereof, to convert up to one hundred percent (100%) of the amount outstanding under the Term Loan (as defined in the 2025 Loan Agreement) into shares of common stock, par value $0.0001 per share of the Company, at the Conversion Rate (as defined in the 2025 Loan Agreement). The number of shares of common stock issuable upon exercise of the Conversion Rights would be calculated on the basis of the average of the daily volume weighted average prices of the common stock for the twenty (20) consecutive trading days (the “20-day VWAP”) ending on the date of conversion, subject, in certain cases, to a specified discount. As of September 29, 2025, the 20-day VWAP through the last completed trading day of September 26, 2025 was approximately $19.52.
On October 13, 2025, the Company entered into the Limited Waiver (the “Fourth Waiver”) to the 2025 Loan Agreement, including pursuant to that Initial Waiver, that certain Second Waiver and that certain Third Waiver, by and among the Credit Parties, Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the Lenders party thereto in response to the Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of (x) the calendar month ended August 31, 2025 and (y) the calendar month ended September 30, 2025 as required by the 2025 Loan Agreement. The Fourth Waiver, among other things, temporarily waived the Existing Default (as defined in the Fourth Waiver) until October 20, 2025. As of October 13, 2025, the 20-day VWAP through the last completed trading day of October 10, 2025 was approximately $16.54.
On October 20, 2025, the Company entered into the Limited Waiver (the “Fifth Waiver”) to the Loan Agreement, including pursuant to that Initial Waiver, that certain Second Waiver, that certain Third Waiver and that certain Fourth Waiver, by and among the Credit Parties, Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the Lenders party thereto in response to the Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of (x) the calendar month ended August 31, 2025 and (y) the calendar month ended September 30, 2025 as required by the 2025 Loan Agreement. The Fifth Waiver, among other things, temporarily waived the Existing Default (as defined in the Fifth Waiver) until October 27, 2025. As of October 20, 2025, the 20-day VWAP through the last completed trading day of October 17, 2025 was approximately $14.49.
On October 27, 2025, the Company entered into the Limited Waiver (the “Sixth Waiver”) to the 2025 Loan Agreement, including pursuant to that Initial Waiver, that certain Second Waiver, that certain Third Waiver, that certain Fourth Waiver and that certain Fifth Waiver, by and among the Credit Parties, Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the Lenders party thereto in response to the Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of (x) the calendar month ended August 31, 2025 and (y) the calendar month ended September 30, 2025 as required by the 2025 Loan Agreement. The Sixth Waiver, among other things, temporarily waived the Existing Default (as defined in the Sixth Waiver) until October 29, 2025. As of October 27, 2025, the 20-day VWAP through the last completed trading day of October 24, 2025 was approximately $13.04.
On October 29, 2025, the Company entered into the Limited Waiver (the “Seventh Waiver”) to the 2025 Loan Agreement, including pursuant to that Initial Waiver, that certain Second Waiver, that certain Third Waiver, that certain Fourth Waiver, that certain Fifth Waiver and that certain Sixth Waiver, by and among the Credit Parties, Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the Lenders party thereto in response to the Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of (x) the calendar month ended August 31, 2025 and (y) the calendar month ended September 30, 2025 as required by the 2025 Loan Agreement. The Seventh Waiver, among other things, temporarily waived the Existing Default (as defined in the Seventh Waiver) until October 31, 2025. As of October 29, 2025, the 20-day VWAP through the last completed trading day of October 28, 2025 was approximately $12.85.

Effective on November 3, 2025, the Company entered into the First Amendment to its 2025 Loan Agreement, including pursuant to that certain Initial Waiver, that certain Second Waiver, that certain Third Waiver, that certain Fourth Waiver, that certain Fifth Waiver, that certain Sixth Waiver and that certain Seventh Waiver, by and among the Credit Parties, Midtown Madison Management LLC, as administrative payment and collateral agent and lender, and the Lenders party thereto.
The First Amendment, among other things, permanently waived any default arising from Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of (x) the calendar month ended August 31, 2025, (y) the calendar month ended September 30, 2025, and (z) the calendar month ended October 31, 2025 as required by the 2025 Loan Agreement and amends the 2025 Loan Agreement to, among other things:
•
Reflect the repayment in full in cash of the Company’s senior secured term loan with the proceeds of the sale of the Series A Convertible Preferred Stock shares to the Purchaser;

•
Adjust thresholds under the Minimum Three-Month Originations financial covenant for certain periods ending on and after November 30, 2025;

•
Increase the threshold under the Minimum Liquidity financial covenant for periods beginning on or after the effectiveness of the First Amendment; and

•
Reduce the advance rate under our revolving loan from 99% to 90%.

For additional information on our loan obligations, see Note 6 to our Consolidated Financial Statements contained in this proxy statement/prospectus.
Pledge and Guaranty
Pursuant to the Pledge Agreement, dated as of May 14, 2019, between Katapult Group, Inc. (f/k/a Cognical, Inc.) and Midtown Madison Management, LLC, Katapult Group, Inc. pledged and granted a first priority security interest in all equity interests of the Borrower and any investment property and general intangibles evidenced by or related to such membership interests. Pursuant to the Corporate Guaranty and Security Agreement, dated as of December 4, 2020, by and among Katapult Group, Inc., Legacy Katapult and Midtown Madison Management, LLC, Katapult and Katapult Group, Inc. have granted a first priority security interest in all of their respective assets and Katapult and Katapult Group, Inc. guarantee payment of all obligations of the Borrower under the 2019 Loan Agreement.
Contractual Obligations and Commitments
Refer to the descriptions of our material cash commitments, financing arrangements, and contractual obligations outlined below within the following notes to our consolidated financial statements.
See “Note 6. Debt, Liquidity & Going Concern” for future payments on the Company’s debt facility, including outstanding borrowings and the applicable interest rate.
See “Note 10. Commitments and Contingencies” for litigation related liabilities and timing of expected future payments.
Critical Accounting Policies and Estimates
The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates on an ongoing basis and make judgments about the carrying values of assets and liabilities based on a number of factors. These factors include historical experience and assumptions made by management that are believed to be reasonable under the circumstances. Although management believes that the judgment applied in the preparation of estimates is reasonable based on the circumstances and information known at the time, actual results could differ materially from the estimates based on the assumptions used in the preparation of our consolidated financial statements. This section summarizes the critical accounting policies and the related judgments involved in their application.
For further information, see Note 2 to our Consolidated Financial Statements contained in this proxy statement/prospectus.
Rental Revenue Recognition
Lease-purchase agreements, which comprise the majority of total revenue, fall within the scope of ASC 842, Leases under lessor accounting and revenue is recognized in the period it is earned and cash is collected. Property held for lease is leased to customers pursuant to lease-purchase agreements with an initial term: typically one week, two weeks, or one month, with non-refundable lease payments. Generally, the customer has the right to acquire title either through a 90-day promotional pricing option, an early lease-purchase option (buyout), or by completing all lease renewal payments, generally over 12 or 18 months. On any current lease, customers have the option to terminate the agreement at any time without penalty, in accordance with the lease term. Amounts received from customers who elect early lease-purchase options (buyouts) are included in rental revenue. Lease payments received prior to their due dates are deferred and recorded as unearned revenue and are recognized as rental revenue in the period in which the revenue is earned. Rental revenue also includes an initial agreed-upon amount for executing customer lease-purchase agreements. Payments are received upon submission of the applications and execution of the lease-purchase agreements. Services are considered to be rendered and revenue earned over the lease term.
Revenues from leases that originated from merchants with a direct or waterfall integration are generally recorded net of sales taxes as sales tax is collected from each customer’s lease payment and a sales tax payable is recorded for remittance to the respective state. For KPay transactions, all sales tax is paid by the Company upon purchase of the goods and is recorded in the cost basis of the capitalized property held for lease. Revenue is recognized for leases originating through KPay in the period it is earned and cash is collected.
Income Taxes
We account for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence. The determination of whether a deferred tax asset will be realizable is a highly subjective decision based upon estimated future taxable income and could vary from actual results. We recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the local taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit greater than 50% likelihood of being realized upon settlement with the related tax authority. The changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in the provision for income taxes.
Property Held for Lease, Net of Accumulated Depreciation and Impairment
Property held for lease consists of furniture, mattresses, customer electronics, appliances, and other durable goods offered for lease-purchase in the normal course of business. Such property is provided to customers pursuant to a lease-purchase agreement with a minimum lease term; typically one week, two weeks, or one month. The renewal periods of the leases typically extend the duration to 12 or 18 months. Customers may terminate a lease agreement at any time without penalty. The average customer continues to lease the property for approximately 8 months because the customer either exercises the early lease-purchase option

(buyout) or terminates the lease- purchase agreement prior to the end of the typical 12 or 18 month renewal periods. As a result, property held for lease is classified as a current asset on the consolidated balance sheets.
Property held for lease is recorded at cost, excluding shipping costs, and is carried at net book value. Depreciation for property held for lease is determined using the income forecasting method and is included within cost of revenue. The Company’s income forecasting method evaluates the patterns of the Company’s historical property held for lease portfolio to apply depreciation rates to the Company’s current property held for lease portfolio. Property held for lease is depreciated in the proportion of expected rents received to total expected rents received based on the Company’s historical data of lease performance. The utilization of rental merchandise occurs during periods of rental and directly coincides with the pattern of rental revenue receipts over the rental purchase agreement period. The Company also considers other qualitative factors, such as current and forecasted customer payment trends, and other risk-based factors as a component of its forecasting methodology.
The Company applies its depreciation to property held for lease as follows: (1) typical depreciation based on historical patterns of customer payments when an item is leased for the full lease duration; (2) accelerated depreciation for impaired leases, based on historical patterns of lease impairment, and (3) accelerated depreciation for leases where an early purchase option (buyout) is exercised, based on historical patterns of lease buyouts.
The Company periodically evaluates fully depreciated property held for lease, net and when it is determined there is no future economic benefit, the cost of the assets are written off and the related accumulated depreciation is reversed.
There are uncertainties involved when recognizing expenses related to property held for lease due to the subjective nature of the income forecasting method and depreciation method, which could vary from actual results.
Recently Issued and Adopted Accounting Pronouncements
See Note 2 to our Consolidated Financial Statements contained in this proxy statement/prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our consolidated financial statements.
Smaller Reporting Company
As of December 31, 2024, we are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CCF HOLDINGS LLC
The following discussion and analysis of the financial condition and results of operations of CCF Holdings LLC (“the Company”, “we,” “us” and “our”) should be read together with our audited consolidated financial statements as of December 31, 2025, 2024, and 2023 and for the years ended December 31, 2025, 2024, and 2023, in each case together with related notes thereto, included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of the Company’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.
Overview
We are an alternative consumer finance provider addressing the needs of unbanked and under-banked consumers in the United States. Formed in 2018, we succeeded to the business and operations of Community Choice Financial. As of December 31, 2025, we operated 1,593 retail locations across 25 states and were licensed to deliver similar financial services over the internet in 24 states. Through our network of retail locations and digital platforms, we provide customers a variety of financial products and services, including short-term unsecured, medium-term unsecured, and direct secured loans, and other MSB and third-party services that address the specific needs of our individual customers.
Our business model is centered around delivering a diverse range of financial products and services designed to cater to the varying needs of our customers. Through our extensive network of retail locations and digital platforms, we combine innovative technology with personalized customer service to create a seamless borrowing experience. As part of our commitment to this mission, we comprise a diverse family of brands, each specifically designed to address distinct financial needs and preferences. Our family of brands includes:
•
TitleMax®

•
Speedy Ca$h®

•
Check$mart®

•
easymoney®

•
Community Choice Financial®

•
California Check Cashing Stores®

•
RapidCash®

•
TitleBucks®

•
Cash1®

•
Check into Cash®

•
FirstVirginia®

•
InstaLoan®

•
Avio Credit®

•
Cash Central®

We primarily generate revenue from interest and fee income from our loan products and credit services. Our diversified products and services offerings include:
•
Finance receivable revenues — We derive revenue from the origination of secured and unsecured short-term and medium-term consumer loans, lines of credit, and the associated interest income earned.

•
Credit service fees — We generate credit service fees through the operation of our credit service organization and credit access bureau (collectively “CSO”). Through our CSO we provide services related to a third-party lender’s consumer loan products by acting as a CSO on behalf of consumers in accordance with applicable state laws.

•
Check cashing fees — We earn revenue through fees charged for cashing checks.

•
Card fees & other — We act in an agency capacity regarding bill payment services, money transfers, card products, fee based third-party processing services and money orders offered and sold at retail locations.

An important part of our retail model is investing in and creating a premier brand presence, supported by a well-trained and motivated workforce. This strategy is aimed at enhancing customer experience, generating increased traffic and introducing our customers to our diverse set of products. We attribute our success to our innovative technology infrastructure, unique analytical models that assess loan performance and our strong focus on delivering outstanding customer service. We prioritize transparency and responsible lending practices, ensuring that our customers are well-informed about their options and obligations.
Our retail platform is a foundational component of our business strategy and a key driver of customer engagement, brand visibility, and operational performance. As of December 31, 2025, we operated 1,593 retail locations across 25 states and were licensed to deliver similar financial services over the internet in 24 states. These locations serve as critical touchpoints for our customers, many of whom are unbanked or underbanked and rely on our services for immediate financial needs.
The following map illustrates the geography of our licensed or authorized operations as of December 31, 2025:
Recent Developments
Acquisition of businesses
With respect to references throughout this document, in July 2022, we acquired the Speedy Cash, Rapid Cash, and Avio Credit businesses from CURO Intermediate Holdings Corp., a subsidiary of CURO Group Holdings Corp., through an Equity and Asset Purchase Agreement (the “CURO Acquisition”).

In October 2023, we acquired TMX Finance LLC from TMX Finance Holdings Inc., including its TitleMax, TitleBucks, and InstaLoan businesses (the “TMX Acquisition”). The purchase price included $189.3 million in cash and the payoff of the TMX legacy revolving credit facility of $25.9 million, offset by $10.7 million in cash provided by the TMX Finance LLC. At the time of acquisition, TMX Finance LLC operated 948 retail locations in 15 states and had internet operations in 11 states. As a result of the acquisition, we added $     , $903.0 million, and $222.4 million of revenue growth during the years ended December 31, 2025, 2024 and 2023, respectively.
Trends and Key Factors Affecting our Performance
Changes in legislation & regulation
We are subject to a broad range of federal, state, and local laws and regulations that govern our operations, products, and services. These include consumer protection laws, licensing requirements, interest rate caps, and disclosure obligations. Our compliance framework is designed to adapt to evolving regulatory expectations across jurisdictions.
State-Level Oversight
Each state in which we operate has specific laws regulating the terms of our products and services, including allowable fees, interest rates, and repayment structures. As a result, our offerings vary by state to ensure compliance with local statutes. In addition to financial regulations, we are subject to local zoning laws, business licensing requirements, and other municipal ordinances.
Recent legislative developments in states such as Minnesota have introduced anti-evasion provisions, predominant economic interest tests, and APR caps that directly impact our product structuring and pricing. These changes have required operational adjustments but have not had a material impact on our consolidated financial statements. In Minnesota, the Commerce Omnibus Bill introduced a 50% all-in APR cap on consumer small loans and short-term loans, along with ability-to-pay requirements for loans exceeding 36% APR. The law also codified a predominant economic interest test for true lender analysis. These provisions became effective January 1, 2024.
We continue to monitor state-level developments and adjust our operations accordingly to remain compliant.
Federal Oversight
In October 2017, the Consumer Financial Protection Bureau (the “CFPB”) issued the “Payday, Vehicle Title, and Certain High-Cost Installment Loans” rule (the “2017 Payday Rule”), which covers certain consumer loans that we offer.
The 2017 Payday Rule initially required that lenders who make short-term loans and longer-term loans with balloon payments reasonably determine consumers’ ability to repay (“ATR”) the loans according to their terms before issuing the loans. The 2017 Payday Rule also introduced new limitations on repayment processes for those lenders as well as lenders of other longer-term loans with an annual percentage rate greater than 36 percent that include an ACH authorization or similar payment provision.
On July 22, 2020, the CFPB issued its final small dollar loan rule (the “Final 2017 Payday Rule”), which rescinds the mandatory underwriting provisions of the 2017 Payday Rule after re-evaluating the legal and evidentiary bases for these provisions and finding them to be insufficient. The Final 2017 Payday Rule does not rescind or alter the payments provisions of the 2017 Payday Rule. Specifically, in the Final 2017 Payday Rule, the CFPB revoked provisions that: (i) provide that it is an unfair and abusive practice for a lender to make a covered short-term or longer term balloon-payment loan, including payday and vehicle title loans, without reasonably determining that consumers have the ability to repay those loans according to their terms; (ii) prescribe mandatory underwriting requirements for making the ability-to-repay determination; (iii) exempt certain loans from the mandatory underwriting requirements; and (iv) establish related definitions, reporting, and recordkeeping requirements. The effective date for compliance with the Final 2017 Payday Rule was March 30, 2025.

In 2024, we began the implementation of changes required to our payment processes and customer notifications to meet this deadline. However, recent executive directives issued in February 2025, have instructed the CFPB staff to suspend the effective dates of final rules. As a result, although the rule is currently in effect, the CFPB has announced that it will not prioritize enforcement or supervision actions regarding the rule and is considering issuing a proposed rulemaking to further narrow its scope. We continue to monitor these developments closely. On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill (the “Act”). Key income tax-related provisions of the Act include provisions related to bonus depreciation, research and development expenditures, interest expense deductibility and revisions to international tax regimes. The Company is currently evaluating the income tax implications of the Act; however, we do not expect the Act to have a material impact on our financial statements.
In March 2024, the SEC adopted the final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate Related Disclosures for Investors, which requires registrants to disclose climate-related information in registration statements and annual reports. The new rules would be effective for annual reporting periods beginning in fiscal year 2025. However, in April 2024, the SEC exercised its discretion to stay the effectiveness of these rules pending the completion of judicial review of certain consolidated petitions with the United States Court of Appeals for the Eighth Circuit in connection with these rules. In March 2025, the SEC announced that it ended its defense of these rules. We will continue to evaluate the impact of the adoption of this rule, if any, on our financial statements.
Product characteristics and mix
We offer a diversified portfolio of consumer financial products designed to meet the evolving liquidity needs of underbanked and financially underserved individuals. Our core offerings include short-term and medium-term secured and unsecured consumer loans, and lines of credit, which are accessible through both our extensive network of retail locations and our digital platforms.
In certain jurisdictions, we operate under our CSO acting as a broker between consumers and unaffiliated third-party lenders. In these arrangements, we earn credit service fees for facilitating loans.
We also provide ancillary services, such as check cashing, prepaid debit cards, money transfers, bill payment services, and seasonal tax preparation, further enhancing our value proposition to customers seeking convenient, one-stop financial solutions.
Our product offerings are driven by consumer demand and specific regulations applicable to the markets in which we operate:
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Fees and interest income associated with short-term and medium-term secured and unsecured consumer loans and lines of credit.

•
Service fees are associated with third-party loans.

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Ancillary service fees from non-lending products.

Through our omnichannel delivery model — combining physical storefronts with online and mobile access — we serve a broad demographic while maintaining operational efficiency. We are continuously evaluating our product mix and delivery channels in response to consumer demand, with a focus on maintaining compliance and optimizing profitability.
Strategic initiatives
Over the past three fiscal years, we have executed a series of strategic initiatives aimed at expanding our market presence, diversifying our product offerings, and enhancing customer access to credit.
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In October 2023, we completed the TMX Acquisition, including TitleMax, TitleBucks and InstaLoan, further strengthening our position in the secured lending segment.

This acquisition expanded our retail footprint to approximately 1,600 locations across the US.
In addition to the acquisition, we introduced several new and enhanced credit products:

•
In early 2023, we harmonized product offerings and attributes across the enterprise to achieve consistency, reach, and scale.

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In 2023 and into 2024, we expanded the use of our proprietary scoring engine to support multiple customer journeys.

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During 2024, we strategically consolidated customer facing brands to maximize marketing investments and enhance brand awareness, which creates operating leverage.

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During 2025, we        .

These initiatives reflect our commitment to delivering accessible, responsible financial solutions and driving long-term value for our customers and stakeholders.
Seasonality
We experience fluctuating demand for our lending products throughout the year. Historically, the highest demand for our credit products occur during the fourth quarter of each calendar year. Conversely, we typically observe reductions in finance receivables during the first quarter, primarily due to customers receiving income tax refunds. As a result, we typically experience a higher cash usage in the fourth quarter and increased cash generation in the first quarter, excluding other capital usage. Due to the seasonal nature of the business, results of operations for any fiscal quarter may not be indicative of the results for the full fiscal year. Additionally, external factors, such as changes in interest rates and inflation, may influence customer behavior, potentially altering the seasonal patterns typically observed in our business.
Key Performance Indicators
We focus on a variety of key performance indicators to plan, measure and evaluate the Company’s business and financial performance, identify trends affecting our business and inform our strategic business decisions. We use these key performance indicators to develop operational goals for managing our business. Our key performance indicators consist of several operating and financial metrics, classified into lending and money services, as well as adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin, which are not financial measures prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
We believe that these key performance indicators provide useful information to investors and others by allowing for transparency with respect to key metrics used by management in its financial and operational decision-making. These metrics may be used by investors in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects. Our calculation of key performance indicators and metrics may be different than or otherwise not comparable to similarly named metrics used by other companies.
The following table presents a summary of our key performance indicators for the years ended December 31, 2025, 2024, and 2023.
	Years Ended December 31,
(in thousands, except for percentages)	2025	2024	2023
Lending
Total Customer Count(1)		4,870	4,830
New Customer Count(2)		297	253
Return Customer Count(3)		4,574	4,577
Total New Loan Origination Count(4)		5,082	4,840
Total New Loan Origination Dollars(5)	$	$2,093,301	$1,682,789
Net Bad Debt as a Percentage of Revenue(6)		30.6%	37.5%
Money Services
Check Cashing Count(7)		1,775	2,120

	Years Ended December 31,
(in thousands, except for percentages)	2025	2024	2023
Money Transfer Count(8)		369	453
Arranged Loan Count(9)		1,439	1,344
Non-GAAP Measures
Adjusted EBITDA(10)	$	$318,533	$121,643
Adjusted EBITDA margin(10)		26.3%	17.4%

(1)
Total Customer Count: Total number of customers associated with Finance Receivables.

(2)
New Customer Count: New customer to the Company that we have not interacted with previously.

(3)
Return Customer Count: Total returning customers that have been seen before at one or more of our brands.

(4)
Total Loan Origination Count: Total number of Finance Receivables originated during the period. This metric reflects customer demand and operational scale.

(5)
Total New Loan Origination Dollars: Total dollar amount of company owned loans originated. This metric indicates the volume of credit extended and is a key driver of interest and fee income.

(6)
Net Bad Debt as a Percentage of Revenue: Represents the proportion of loans deemed uncollectible relative to total revenue. This metric reflects credit quality and collection effectiveness.

(7)
Check Cashing Count: Total number of check cashing transactions completed during the period. This reflects customer engagement with non-credit services.

(8)
Money Transfer Count: Total number of money transfer transactions processed. This metric reflects customer demand for money services.

(9)
Arranged Loan Count: Total number of loans originated on behalf of third-party lenders. This metric reflects customer demand and operational scale.

(10)
Adjusted EBITDA and Adjusted EBITDA margin: Non-GAAP measures used to evaluate operating performance, excluding certain non-recurring or non-cash items. For the definitions and reconciliations to the most directly comparable GAAP financial measures, refer to the section “Non-GAAP Measures” below.

Non-GAAP Measures
In addition to the financial information prepared in accordance with U.S. GAAP, we provide various non-GAAP financial measures. We believe these non-GAAP financial measures, when viewed with our GAAP financial measures and the accompanying reconciliations, provide useful information about our operating performance and period-over-period trends, as well as information that is useful for evaluating the results of our core business without the effect of certain adjustments. However, these non-GAAP financial measures should not be considered as alternatives to net income or any other performance measure derived in accordance with U.S. GAAP. Additionally, these measures may be defined differently by other companies in our industry and may not be comparable to similarly titled metrics used by others, which could limit their usefulness for comparative analysis.
Adjusted EBITDA and Adjusted EBITDA Margin
The Company defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of acquisition-related and integration expenses, restructuring charges, non-cash equity-based compensation, and other items we do not believe are indicative of our core operating performance. We encourage investors to evaluate each of the adjustments and understand the reasons we consider them appropriate for supplemental analysis. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total net revenue. There is no assurance that the Company will not revise the definition or presentation of these non-GAAP measures in future periods, and any such changes may be material. Adjusted EBITDA and Adjusted EBITDA margin have inherent limitations as analytical tools and should not be considered in isolation or as substitutes for evaluating the Company’s operating results under U.S. GAAP.
We use Adjusted EBITDA and Adjusted EBITDA margin in conjunction with other GAAP measures to evaluate the effectiveness of our business strategies, make strategic decisions, and communicate with our board of directors concerning our financial performance. We use Adjusted EBITDA and Adjusted EBITDA margin to assess the Company’s financial performance because these metrics allow us to compare our operating performance on a consistent basis across periods by removing the effects of the Company’s capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as non-recurring costs) that impact the comparability of financial results from period to period.
When evaluating Adjusted EBITDA and Adjusted EBITDA margin, it is important to recognize that the Company may, in the future, incur expenses similar to those excluded in the current presentation of these metrics. The presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be interpreted as an indication that future results will be unaffected by unusual or non-recurring items.
Net income (loss) and Net income (loss) margin are the U.S. GAAP measures most directly comparable to Adjusted EBITDA and Adjusted EBITDA margin, respectively. The table below presents our Adjusted EBITDA, reconciled to our Net income (loss), and Adjusted EBITDA margin, reconciled to Net income (loss) margin, for the periods indicated:
	Year Ended December 31,
(in thousands, except for percentages)	2025	2024	2023
Net income (loss)	$	$34,650	$(70,064)
Adjusted for:
Interest expense, net		185,899	110,454
Depreciation and amortization		69,115	39,019
Provision for income taxes		6,978	1,427
Acquisition-related and integration expenses(1)		10,525	23,232
Restructuring charges(2)		8,579	13,208
Non-cash equity-based compensation(3)		2,787	3,966
Other(4)		—	401
Adjusted EBITDA	$	$318,533	$121,643
Total revenues, net	$	$1,210,608	$698,278
Net income (loss) margin		2.9%	(10.0)%
Adjusted EBITDA margin		26.3%	17.4%

(1)
Non-recurring costs, such as legal, consulting, professional services, integration of information technology systems, employee retention, and other non-capitalizable costs incurred in connection with consummating business combinations and aligning acquired operations.

(2)
Non-recurring costs, such as severance, store closures, asset impairments, etc. associated with realignment of operations to improve efficiencies and reduce costs after the acquisitions.

(3)
Non-cash equity-based compensation award.

(4)
Non-recurring legal and other contingent liability expenses.

Components of Results of Operations
Revenue
We derive revenue primarily from interest income, origination fees, credit service fees, check cashing, card fees, bill payment, money transfer, and money order sales. The following are descriptions of the principal activities from which we generate our revenue:

Finance receivable revenues
We generate finance receivable revenues through the issuance of secured and unsecured short-term and medium-term consumer loans, which yield interest income as well as origination fees.
Credit service fees
We generate credit service fees through the operation of our CSO. Through this program, we provide services related to third-party lenders’ consumer loan products by acting as a CSO on behalf of consumers in accordance with applicable state laws. Services offered under this program include credit-related services such as arranging loans with a third-party lender. When a consumer executes an agreement with us under this program, we agree, for a fee payable to us by the consumer, to provide certain services, one of which is to guarantee the consumer’s obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. For these loans, the lender is ultimately responsible for underwriting these consumer loans, and, if approved, establishing the loan terms. We are then responsible for assessing whether to guarantee these loans. These guarantees represent an obligation to purchase the loan, in the event of consumer default, at which point we would record these loans as finance receivables. We recognize revenue for the provision of credit service fees over the loan term.
Check cashing fees
We generate check cashing fees by charging our customers a fee for converting checks into cash. The full amount of the check cashing fee is recognized as revenue at the time of the transaction.
Card fees
We generate card fees primarily by charging customers various fees associated with prepaid debit cards and other card products. The Company acts as an agent for marketing prepaid debit cards sold at our retail locations. For certain products, the Company offers prepaid cards to our customers as an optional source of funding for loans, maintaining a pre-funded account to facilitate loading the cards.
Other revenues
We generate other revenues primarily by charging fees for bill payment services, money transfers, fee-based third-party processing services and money orders available at our retail locations, where the Company acts as an agent for these services. Certain adjustments are contra-revenue including a retail foot traffic agreement with a third-party to support the offering of our product to their customers to drive sales and other program fees.
Fair value adjustment of finance receivables, net
Fair value adjustment of finance receivables, net include charge-offs of finance receivables at fair value offset by related recovery operations, as well as changes to the fair value of finance receivables, measured based on a discounted cash flow methodology using an internally developed model with inputs such as estimated loss, payment activity, discount rate, and certain originating, servicing, and collection cost assumptions to estimate the fair value of the loans.
Provision for credit losses
Provisions for credit losses include charge-offs of loan and check cashing services offset by related recovery operations, as well as changes to the allowance for credit losses charged to income in amounts sufficient to maintain an adequate allowance for credit losses and an adequate accrual for losses related to guaranteed loans processed for third-party lenders under the CSO program. The factors used in assessing the overall adequacy of the allowance for credit losses on finance receivables, the accrual for losses related to guaranteed loans made by third-party lenders and the resulting provision for credit losses include an evaluation by product, by market based on historical loss experience, and delinquency of certain medium-term consumer loans.

Expenses
Salaries and related expenses
Salaries and related expenses include salaries, hourly wages, bonuses, equity-based compensation, as well as related expenses associated with medical benefits, employee benefit plans, employer payroll taxes and other employee-related costs.
Occupancy
Occupancy costs consist of expenses associated with operating lease expense under the terms of the related leases. Occupancy costs also include expenses related to telecommunications, real estate taxes, rent, property insurance and utilities necessary for operations.
Advertising and marketing
Advertising and marketing expense represent costs incurred for producing and communicating advertising, as well as marketing over the internet.
Depreciation and amortization
Depreciation and amortization expense includes depreciation related to fixed assets, such as buildings, equipment, furniture, and signage, as well as amortization of software and definite-lived intangibles.
Store closure expenses
Store closure costs consist of lease termination expenses and exiting expenses for retail locations that have closed or have been scheduled to be closed.
Transition services expense
Transition services expense consists of costs incurred under a Transition Services Agreement (“TSA”) following the CURO Acquisition. The purpose of the TSA was to ensure the continuity of key operational functions, facilitate a smooth integration of the acquired subsidiaries into our business, and avoid any disruption of services to the related customers. These expenses include reimbursements to CURO Intermediate Holdings Corp. for the reimbursement of certain costs paid for or borne in support of the CURO Acquisition post-transaction.
Acquisition expenses
Acquisition expenses represent direct expenses related to the TMX Acquisition, including legal fees, due diligence costs, and advisory fees.
Non-cash equity-based compensation
Non-cash equity-based compensation expense includes costs from equity awards granted to employees under the Company’s 2021 management incentive plan (“MIP”) approved by our Board of Managers. Additionally, certain members of the Board of Managers have been granted phantom restricted unit awards to be cash settled upon a change in control transaction. However, over the vesting period no compensation expense has been recognized as a change in control transaction has not occurred.
Interest expense, net
Interest expense includes long-term debt interest and amortization of debt issuance costs, net of small amounts of interest income from money market accounts.
Gain on store closures
Gain or loss on store closures primarily include gains or losses on disposal of property, leasehold improvements, and equipment for retail locations that have closed or have been scheduled to be closed.

Loss on impairment of assets
Loss on impairment of assets represents the losses associated with write-downs of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and their fair value is less than their carrying value.
Other expenses
Other expenses primarily include collateral collection and loan processing expenses, software subscriptions, recruiting, travel, bank charges, office supplies, insurance, and professional fees.
Provision for income taxes
Provision for income taxes consists primarily of income taxes in the various jurisdictions where we are subject to taxation.
Results of Operations
Comparison of the year ended December 31, 2025 to the year ended December 31, 2024
The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between comparative periods.
	Year Ended December 31,
(in thousands, except for percentages)	2025	2024	$ Change	% Change
Revenues
Finance receivable revenues	$	$1,114,789	$
Credit service fees		517,449
Check cashing fees		64,699
Card fees		9,449
Other revenues		37,638
Total revenues, gross		1,744,024
Fair value adjustment of finance receivables		20,460
Net charge-offs of finance receivables, at fair value		(17,737)
Fair value adjustment of finance receivables, net		2,723
Provision for credit losses		(536,139)
Total revenues, net		1,210,608
Expenses
Salaries and related expenses		397,800
Occupancy		167,000
Advertising and marketing		56,371
Depreciation and amortization		69,115
Store closure expenses		2,151
Transition services expense		1,817
Acquisition expenses		—
Non-cash equity-based compensation		2,787
Interest expense, net		185,899
(Gain) Loss on store closures		(431)
Loss on impairment of assets		220
Other expenses		286,251

	Year Ended December 31,
(in thousands, except for percentages)	2025	2024	$ Change	% Change
Total expenses		1,168,980
Income (loss) from continuing operations, before tax		41,628
Provision for income taxes		6,978
Net income (loss)		34,650
Net loss attributable to non-controlling interest		(2,787)
Net income (loss) attributable to CCF Holdings	$	$37,437	$
Finance receivable revenues
Finance receivable revenues increased/decreased by          , or       %, to $        in 2025 from $1.1 billion in 2024, primarily driven by      .
Credit service fees
Credit service fees increased/decreased by $      , or      %, to $      in 2025 from $517.4 million in 2024, primarily driven by       .
Check cashing fees
Check cashing fees increased/decreased by $      , or       %, to $      in 2025 from $64.7 million in 2024, primarily driven by       .
Card fees
Card fees decreased/increased by $      , or       %, to $      in 2025 from $9.5 million in 2024,
Other revenues
Other revenues increased/decreased by $      , or        %, to $       in 2025 from $37.6 million in 2024, primarily driven by       .
Fair value adjustment of finance receivables
Fair value adjustment of finance receivables increased/decreased by $      , or      %, to $      in 2025 from $20.5 million in 2024, driven by        .
Net charge-offs of finance receivables at fair value
Net charge-offs of finance receivables at fair value increased/decreased by $     , or       , to $      in 2025 from $17.7 million in 2024, driven by        .
Provision for credit losses
Provision for credit losses increased/decreased by $      , or      %, to $       in 2025 from $536.1 million in 2024, primarily driven by        .
Salaries and related expenses
Salaries and related expenses increased/decreased by $      , or      %, to $      in 2025 from $397.8 million in 2024, primarily driven by       .
Occupancy
Occupancy increased/decreased by $      , or      %, to $       in 2025 from $167.0 million in 2024, primarily driven by      .

Advertising and marketing
Advertising and marketing increased/decreased by $      , or      %, to $      in 2025 from $56.4 million in 2024, primarily driven by      .
Depreciation and amortization
Depreciation and amortization increased/decreased by $      , or      %, to $      in 2025 from $69.1 million in 2024, primarily driven by      .
Store closure expenses
Store closure expenses decreased/increased by $      , or      %, to $      in 2025 from $2.2 million in 2024, primarily driven by      .
Transition services expense
Transition services expense decreased/increased by $      , or      %, to $      in 2025 from $1.8 million in 2024, primarily driven by      .
Acquisition expenses
Acquisition expenses decreased/increased by $      , or      %, to $      in 2025 from none in 2024, primarily driven by      .
Non-cash equity-based compensation
Non-cash equity-based compensation decreased/increased by $       or       %, to $       in 2025 from $2.8 million in 2024, primarily driven by       .
Interest expense, net
Interest expense, net increased/decreased by $       or       %, to $      in 2025 from $185.9 million in 2024, primarily driven by      .
(Gain) Loss on store closures
(Gain) Loss on store closures decreased/increased by $      , or      %, to $      in 2025 from ($0.4) million in 2024, primarily driven by      .
Loss on impairment of assets
Loss on impairment of assets increased/decreased by $      , or      %, to $      in 2025 from $0.2 million in 2024, primarily driven by      .
Other expenses
Other expenses increased/decreased by $      , or      %, to $      in 2025 from $286.3 million in 2024, primarily driven by      .
Provision for income taxes
Provision for income taxes increased/decreased by $      , or      %, to $      in 2025 from $7.0 million in 2024, primarily driven by      .

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023
The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between comparative periods.
	Year Ended December 31,
(in thousands, except for percentages)	2024	2023	$ Change	% Change
Revenues
Finance receivable revenues	$1,114,789	$697,515	$417,274	59.8%
Credit service fees	517,449	317,130	200,319	63.2%
Check cashing fees	64,699	63,660	1,039	1.6%
Card fees	9,449	9,854	(405)	(4.1)%
Other revenues	37,638	28,419	9,219	32.4%
Total revenues, gross	1,744,024	1,116,578	627,446	56.2%
Fair value adjustment of finance receivables	20,460	—	20,460	100.0%
Net charge-offs of finance receivables, at fair value	(17,737)	—	(17,737)	100.0%
Fair value adjustment of finance receivables, net	2,723	—	2,723	100.0%
Provision for credit losses	(536,139)	(418,300)	(117,839)	28.2%
Total revenues, net	1,210,608	698,278	512,330	73.4%
Expenses
Salaries and related expenses	397,800	264,563	133,237	50.4%
Occupancy	167,000	106,739	60,261	56.5%
Advertising and marketing	56,371	51,978	4,393	8.5%
Depreciation and amortization	69,115	39,019	30,096	77.1%
Store closure expenses	2,151	3,826	(1,675)	(43.8)%
Transition services expense	1,817	22,606	(20,789)	(92.0)%
Acquisition expenses	—	7,734	(7,734)	(100.0)%
Non-cash equity-based compensation	2,787	3,966	(1,179)	(29.7)%
Interest expense, net	185,899	110,454	75,445	68.3%
Gain on store closures	(431)	(4,052)	3,621	(89.4)%
Loss on impairment of assets	220	—	220	100.0%
Other expenses	286,251	160,082	126,169	78.8%
Total expenses	1,168,980	766,915	402,065	52.4%
Income (loss) from continuing operations, before tax	41,628	(68,637)	110,265	160.6%
Provision for income taxes	6,978	1,427	5,551	389.0%
Net income (loss)	34,650	(70,064)	104,714	149.5%
Net loss attributable to non-controlling interest	(2,787)	(3,966)	1,179	(29.7)%
Net income (loss) attributable to CCF Holdings	$37,437	$(66,098)	$103,535	156.6%
Finance receivable revenues
Finance receivable revenues increased by $417.3 million, or 59.8%, to $1.1 billion in 2024 from $697.5 million in 2023, primarily driven by $452.6 million increase related to the TMX Acquisition offset by $35.3 million decrease in legacy operational revenues driven by our efforts to optimize the store footprint through synergy-related strategic store and product mergers related to the CURO Acquisition.

Credit service fees
Credit service fees increased by $200.3 million, or 63.2%, to $517.4 million in 2024 from $317.1 million in 2023, primarily driven by $229.4 million increase related to the TMX Acquisition offset by $29.1 million decrease in legacy operational revenues driven by our efforts to align the customer with the optimal product offering and brand.
Check cashing fees
Check cashing fees increased by $1.0 million, or 1.6%, to $64.7 million in 2024 from $63.7 million in 2023, primarily driven by the expansion of the product offering into new brands, offsetting the lower utilization of paper checks.
Card fees
Card fees decreased by $0.4 million, or 4.1%, to $9.5 million in 2024 from $9.9 million in 2023, primarily the implementation of the consumer’s ability to direct funds to their established banking relationships.
Other revenues
Other revenues increased by $9.2 million, or 32.4%, to $37.6 million in 2024 from $28.4 million in 2023, primarily driven by a $10.1 million increase in third-party payment activity associated with the retail foot traffic agreement, offset by $1.5 million decrease related to the TMX Acquisition.
Fair value adjustment of finance receivables
Fair value adjustment of finance receivables increased by $20.5 million, or 100.0%, to $20.5 million in 2024 from none in 2023, driven by the election of FVO accounting for new medium-term loan originations beginning July 2024.
Net charge-offs of finance receivables at fair value
Net charge-offs of finance receivables at fair value increased by $17.7 million, or 100.0%, to $17.7 million in 2024 from none in 2023, driven by the election of FVO accounting for new medium-term loan originations beginning in July 2024.
Provision for credit losses
Provision for credit losses increased by $117.8 million, or 28.2%, to $536.1 million in 2024 from $418.3 million in 2023, primarily driven by $157.8 million related to the TMX Acquisition, offset by $40.0 million decrease in legacy operations driven by the benefit to allowance for credit losses from the election of fair value option (“FVO”) accounting for new medium-term loan originations beginning July 2024 and a reduction in net charge-offs.
Salaries and related expenses
Salaries and related expenses increased by $133.2 million, or 50.4%, to $397.8 million in 2024 from $264.6 million in 2023, primarily driven by $163.8 million increase related to the TMX Acquisition offset by $30.6 million decrease in legacy operations driven by strategic headcount reductions and post-merger synergy efforts post-CURO Acquisition.
Occupancy
Occupancy increased by $60.3 million, or 56.5%, to $167.0 million in 2024 from $106.7 million in 2023, primarily driven by $66.6 million increase related to the TMX Acquisition offset by $6.3 million decrease in legacy operations driven by post-acquisition strategic store mergers and synergy related expense savings.

Advertising and marketing
Advertising and marketing increased by $4.4 million, or 8.5%, to $56.4 million in 2024 from $52.0 million in 2023, primarily driven by $10.9 million increase related to the TMX Acquisition offset by $6.5 million decrease in legacy operations as a result of synergy-driven savings in purchased leads and other marketing efforts. We continue to balance the investment in new customers against the re-engagement of existing customers in order to maximize return on investment.
Depreciation and amortization
Depreciation and amortization increased by $30.1 million, or 77.1%, to $69.1 million in 2024 from $39.0 million in 2023, primarily driven by $32.1 million related to the TMX Acquisition offset by $2.0 million decrease in legacy operations related to strategic store mergers and capital management.
Store closure expenses
Store closure expenses decreased by $1.7 million, or 43.8%, to $2.2 million in 2024 from $3.8 million in 2023, primarily driven by $1.8 million decrease in legacy operations related to 101 store mergers in 2023 as compared to 71 in 2024. We continue to optimize the store footprint through synergy-related strategic store and product mergers while minimizing lease term obligations.
Transition services expense
Transition services expense decreased by $20.8 million, or 92.0%, to $1.8 million in 2024 from $22.6 million in 2023, primarily driven by the expiration of the transition services agreement associated with the CURO Acquisition.
Acquisition expenses
Acquisition expenses decreased by $7.7 million, or 100.0%, to none in 2024 from $7.7 million in 2023, primarily driven by non-capitalizable expenses associated with the TMX Acquisition in 2023 not present in 2024.
Non-cash equity-based compensation
Non-cash equity-based compensation decreased by $1.2 million or 29.7%, to $2.8 million in 2024 from $4.0 million in 2023, primarily driven by the recognition of prior period non-cash equity compensation in 2023.
Interest expense, net
Interest expense, net increased by $75.4 million or 68.3%, to $185.9 million in 2024 from $110.5 million in 2023, primarily driven by $73.7 million increase related to the TMX Acquisition, and $1.7 million increase in legacy operations related to a higher average outstanding debt balance used to support lending activities.
Gain on store closures
Gain on store closures decreased by $3.6 million, or 89.4%, to ($0.4) million in 2024 from ($4.1) million in 2023, primarily driven by $3.6 million increase in store mergers and consolidations during 2024.
Loss on impairment of assets
Loss on impairment of assets increased by $0.2 million, or 100.0%, to $0.2 million in 2024 from none in 2023, primarily driven by $0.2 million increase related to the TMX Acquisition.
Other expenses
Other expenses increased by $126.2 million, or 78.8%, to $286.3 million in 2024 from $160.1 million in 2023, primarily driven by $113.9 million increase related to the TMX Acquisition and $12.3 million increase in legacy operations related to outsourcing collection efforts to third-party providers, offset by a decrease in professional services due to post-acquisition alignment of professional services providers and contracts to capture expense savings.
Provision for income taxes
Provision for income taxes increased by $5.6 million, or 389.0%, to $7.0 million in 2024 from $1.4 million in 2023, primarily driven by $4.8 million increase related to the TMX Acquisition and $0.8 million increase in legacy operations, of which $2.5 million was federal and $3.1 million was state related for the Company.
Credit Quality of Finance Receivables
Our finance receivables consist of short-term and medium-term secured and unsecured consumer loans. We account for our finance receivables at amortized cost for all consumer loans through June 30, 2024. On July 1,2024, we elected the FVO for all newly originated loans under medium-term secured and medium unsecured products, excluding products tied to a line of credit and any third-party lender products under a CSO program. The FVO portfolio is measured based on a discounted cash flow methodology. Loss and payment activity and certain cost assumptions are determined using respective historical data and include consideration of recent trends and anticipated future performance. Future cash flows are discounted using a rate of return that we believe is reflective of the market. The fair value adjustment of finance receivables recognized in earnings was $20.5 million for the year ended December 31, 2024.
We monitor the performance of our finance receivables as our results of operations are influenced by the credit quality of our finance receivables portfolio. We consider the delinquency status of the finance receivables as a key credit quality indicator and evaluate the credit quality of our consumers based on the aging status of the loan and payment activity. As part of our credit risk management activities, we actively monitor the migration between the delinquency buckets and changes in the delinquency trends to manage exposure to credit risk in the portfolio. Depending upon the product, our policy generally requires balances be charged off when accounts are either thirty, sixty, or ninety days past due.
The following tables include financial information of our finance receivables. Delinquency metrics include principal, interest and fees that are past due as of the period presented:
As of December 31, 2025
(in thousands, except for percentages)	Finance Receivables at Amortized Cost	Finance Receivables at Fair Value
Finance receivable balances:
Finance receivables at amortized cost(1)	—	—
Finance receivables at fair value(2)	—	—
Delinquencies:
> 30 days delinquent	—	—
> 30 days delinquent as a % of finance receivable balance
	As of December 31, 2024
(in thousands, except for percentages)	Finance Receivables at Amortized Cost	Finance Receivables at Fair Value
Finance receivable balances:
Finance receivables at amortized cost(1)	$630,990	—
Finance receivables at fair value(2)	—	$201,795
Delinquencies:
> 30 days delinquent	70,021	17,645
> 30 days delinquent as a % of finance receivable balance	11.1%	8.7%

As of December 31, 2023
(in thousands, except for percentages)	Finance Receivables at Amortized Cost
Finance receivable balances:
Finance receivables at amortized cost(1)	$784,639
Delinquencies:
> 30 days delinquent	76,084
> 30 days delinquent as a % of finance receivable balance	9.7%

(1)
Finance receivables at amortized cost is inclusive of unearned advanced fees and deferred loan origination costs.

(2)
Finance receivables at fair value is inclusive of fair value adjustments to the aggregate principal balance described in Note 3 and Note 18 of the consolidated financial statements.

We estimate and record an allowance for credit losses associated with our portfolio of finance receivables at amortized cost. Our methodology to estimate the expected lifetime credit losses uses relevant past events, current expectations related to economic conditions, and reasonable and supportable forecasts. Our allowance for credit losses may fluctuate based on changes in portfolio growth, credit quality, and economic conditions.
The total changes to the allowance for credit losses for the years indicated were as follows:
	Years Ended December 31,
(in thousands, except percentages)	2025	2024	2023
Allowance for credit losses:
Beginning of period	$	$119,061	$52,645
Adoption of accounting standard(1)		—	10,694
Provision for credit losses		419,494	267,988
Charge-offs, net(2)		(423,690)	(212,266)
End of period	$	$114,865	$119,601
Allowance as a % of finance receivables at amortized cost		18.2%	15.2%

(1)
On January 1, 2023, we recorded a transition adjustment to the allowance for credit losses for the adoption of ASC Topic 326: Measurement of Credit Losses on Financial Instruments.

(2)
Charge-offs, net is net of recoveries.

The fair value adjustment of finance receivables, net was $      for the year ended December 31, 2025 and includes net charge-offs of finance receivables at fair value of $     .
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions and other commitments. These needs are met through cash flows from operations and other sources of funding, including borrowing under our revolving credit facilities, our securitization facilities and the issuance of perpetual cumulative convertible preferred units (the “Preferred Units”). Our primary uses of cash are funding of finance receivables, operating expenses (e.g., salaries and related expenses and occupancy costs), capital expenditures, and servicing debt obligations.
As of December 31, 2025, we held cash and cash equivalents of $     . Our cash and cash equivalents include cash on hand and deposits in banks. Our cash generated from operations, along with available borrowing capacity of $      from our credit facilities as of December 31, 2025, are expected to support our liquidity needs.

We believe that our existing cash, cash equivalents, and short-term investments, together with cash flows generated from operations, will be adequate to meet our liquidity requirements for at least twelve months. However, our future capital requirements will depend on several factors, including our financial performance, which is subject to many economic, commercial, regulatory, financial and other factors that are beyond our control. In addition, these factors may require us to pursue restructuring of our indebtedness and/or alternative sources of capital such as asset-specific financing, incurrence of additional indebtedness, or asset sales.
Capitalization and Financing Activities
In addition to our debt facilities discussed below, we have historically issued common units (the “Common Units”), which consist of Class A (the “Class A Common Units”), Class B (the “Class B Units”), Class C (the “Class C Common Units”) and Class M (the “Class M Common Units”), as well phantom restricted units and Preferred Units. Holders of Preferred Units are granted specific rights, including voting. Certain holders of Preferred Units have board observation rights. These units accrue dividends monthly at a rate of 15% per annum, payable at the discretion of our Board of Managers. During the years ended December 31, 2025, 2024, and 2023, we did not issue any Common Units. Phantom restricted units are issued to the Board of Managers, which contain an implicit vesting condition based on a change in control event occurring.
As part of the financing for the TMX Acquisition, we modified both our First Lien Facility (as defined below) and Term Loan (as defined below) and issued 447,710,921 Preferred Units. For further details, refer to Note 19 to the consolidated financial statements.
We also issued equity-classified warrants (“Warrants”) to holders of Class A Common Units to purchase 9,704,538 Class A Common Units, which expire on March 26, 2026. These Warrants are exercisable, via delivery of an exercise notice up until the expiration of the Warrants or in the case of an Approved Sale (as defined in the Limited Liability Company Agreement), immediately prior to the Approved Sale. On June 28, 2024, we repurchased 2,351,777 Class A Common Units, 293,320 Class M Common Units, as well as previously issued Warrants to purchase 485,227 Class A Common Units.
Debt
We maintain a diversified portfolio of debt instruments to support our operations, acquisitions, and strategic initiatives. These facilities include secured revolving credit lines, term loans, and structured financing arrangements, each with specific terms, covenants, and maturity profiles. As of December 31, 2025, 2024 and 2023, our total outstanding principal across all debt facilities was approximately $     billion, $1.1 billion and $1.1 billion, respectively. Each loan contains specific terms and covenants. Covenants used and their ratios and limits vary between the debt instruments. Types of covenants found in the debt instruments include, but are not limited to, liquidity, interest coverage ratios, leverage ratios, total earning assets, net worth, tangible net worth, tangible asset coverage, and maximum total debt. We were in compliance with all such debt covenants as of December 31, 2025, 2024 and 2023. For more information on our debt agreements, please see Note 7 to the consolidated financial statements.
First Lien Facility
On March 26, 2021, we entered into a $200.0 million asset-based secured revolving credit facility (the “First Lien Facility”) with a non-bank lender. The facility is collateralized by cash and eligible receivables and is subject to borrowing base and concentration limits. The Draw Period extends through August 30, 2026, with a maturity date of August 30, 2027. Interest-only payments are made periodically with a balloon payment at maturity. The facility has been amended multiple times to reset the maximum commitment up to $180.0 million in 2024. As of December 31, 2025, 2024, and 2023, $ , $142.9 million and $159.7 million of principal was outstanding on the First Lien Facility, respectively.
Term Loan
Additionally, on March 26, 2021, we entered into a $20.0 million secured term loan (the “Term Loan”), which was subsequently increased to $110.8 million through a series of amendments. The Term Loan shares collateral and covenant structures with the First Lien Facility and matures on the earlier of August 2026 or the repayment of the First Lien Facility. Key terms include interest-only payment with a balloon payment at maturity, and amendments in 2022 and 2023 to increase the commitment and update covenants for the TMX Acquisition. As of December 31, 2025, 2024, and 2023, $ , $110.7 million and $110.7 million of principal was outstanding on the Term Loan, respectively.
Paycheck Protection Program Loan
In August 2021, we previously acquired 49% of the issued and outstanding shares of Creditcorp stock through a Stock Purchase Agreement and Plan of Merger (the “Creditcorp Acquisition”) and the option to purchase the remaining 51% of the issued and outstanding shares for nominal consideration. The Creditcorp acquisition further included control rights to direct the management, retail and online operations of Creditcorp and its subsidiaries. As part of the Creditcorp acquisition in 2021, we assumed a $10.0 million Paycheck Protection Program Loan (“PPP Loan”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The loan carries a 1% interest rate and was originally due in May 2022. Our request for forgiveness was denied, and we filed a lawsuit against the Small Business Administration (“SBA”) in December 2022. On August 11, 2023, all Plaintiffs in the case, including Creditcorp, voluntarily dismissed the case without prejudice pending a decision in DACO Investments, LLC v. SBA, No. 6:22-cv-01444 (W.D. La. May 27, 2022), an earlier filed case involving similarly situated plaintiffs and substantially the same issues. The SBA has agreed that repayment is not required while litigation is pending. On February 22, 2024, the United States District Court for the Western District of Louisiana denied in part and granted in part the defendants’ motion for summary judgment as to the plaintiffs’ claims that the SBA improperly denied PPP loan forgiveness. Following that ruling, on May 21, 2024, the plaintiffs in the Louisiana case appealed to the Fifth Circuit Court of Appeals. On August 5, 2024, the plaintiffs-appellants filed their opening brief. After numerous extension requests, the defendants’ response brief is now due October 2, 2025. Therefore, the Fifth Circuit Court of Appeals has not yet issued a ruling on the appeal. Accrued interest of $       , $0.3 million and $0.3 million was recorded in accounts payable and accrued liabilities for, December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, 2024 and 2023, $10.0 million of principal was outstanding on the PPP Loan for all years.
Sparrow Facilities (CURO Acquisition)
To finance the CURO Acquisition, Sparrow Purchaser, LLC, a wholly owned subsidiary of the Company, and its affiliates (collectively “Sparrow”) entered into the following facilities on July 8, 2022:
•
Sparrow Term Loan: $120.0 million term loan (the “Sparrow Term Loan”) with a 16.0% interest rate (increased from 15.0%). This loan was amended in 2023 to include quarterly amortization payments of $10.0 million beginning in the fourth quarter 2024. This facility matures on July 8, 2027.

•
Sparrow Single-Pay Facility: a $35.0 million single-pay facility (the “Sparrow Single-pay Facility”) with a 15.0% interest rate, maturing October 8, 2026. The initial draw on this facility was $23.0 million.

•
Sparrow Multi-Pay Facility: $175.0 million multi-pay facility (the “Sparrow Multi-Pay Facility”) with three tranches: Class A: 60% commitment, 13.5% interest; Class B & C: 30% and 10% commitments, 12.5% interest; 0.5% non-usage fee on undrawn amounts. The initial draw on the Sparrow Multi-pay Facility was $133.9 million. This facility matures on July 8, 2027.

As of December 31, 2025, 2024, and 2023, the combined outstanding principal was $      , $241.1 million and $289.9 million, respectively.
TMX Finance Facilities
To finance the TMX Acquisition, Project Trident Purchaser, LLC, a wholly owned subsidiary of the Company, and its affiliates (collectively, “Project Trident”) entered into the following facilities on October 2, 2023:
•
TMX ABL Credit Facility: $        asset backed secured credit facility (the “TMX ABL Credit Facility”) with a weighted average interest rate of        % during 2025, 13.2% during 2024 and

14.2% during 2023, maturing February 10, 2028. This facility was amended in 2025 to extend the draw period and maturity date.
•
Trident ATL Loan: $148.3 million acquisition term loan (the “Trident ATL Loan”) with an 18.0% interest rate. This facility has a maturity date of October 2, 2028.

•
TMX Over-Advance Credit Facility: $50.0 million over-advance credit facility (the “Trident Over-Advance Loan”) with an 18.0% interest rate, maturing February 10, 2028.

•
Swingline Loan: $7.5 million unsecured facility (the “Swingline Loan”) with an 18.0% interest rate with in initial maturity date of October 20, 2024. This facility was later amended on July 15, 2024 to extend the maturity date to June 30, 2026. The aggregate principal amount that may be borrowed, repaid, and reborrowed was reduced to not exceed $20.0 million.

As of December 31, 2025, 2024 and 2023, the combined outstanding principal across TMX facilities was $       , $568.5 million and $563.2 million, respectively.
Leases
We lease our facilities under various non-cancellable agreements that require minimum annual rental payments and may include additional charges for common area maintenance. These leases represent a significant component of our long-term obligations and impact our liquidity and capital planning. As of December 31, 2025, 2024, and 2023, we had    , 1,613 and 1,963 total leases, respectively, including $       in right-of-use operating lease assets assumed in the TMX Acquisition in 2023.
Operating leases right-of-use assets and operating lease obligations are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term, using our incremental borrowing rate or the implicit rate when readily determinable. Short-term operating leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets.
We closed and consolidated    , 72 and 98 locations subject to lease agreements for the years ended December 31, 2025, 2024, and 2023, respectively, and no longer intend to use the leased space. For more information on our operating and finance lease commitments, refer to Note 11 of the consolidated financial statements.
Cash dividends
We paid cash dividends of $     , $50.3 million, and $39.5 million in 2025, 2024, and 2023, respectively, to our Preferred Units holders and membership units held by our non-controlling interest (“NCI Units”). The Preferred Units and NCI Units accrue dividends monthly, which are payable at the direction of our Board of Managers. Dividends for Preferred Units are payable monthly at a rate of 15% per annum. Dividends for NCI Units are payable monthly based on the calculated Preferred Units Dividends, representative of the 20% profit interest of the non-controlling interest.
Subsequent to December 31, 2025, we declared total combined dividends of $     to Preferred Unit holders and NCI Unit holders.
Cash Flows
Comparison of the year ended December 31, 2025 to the year ended December 31, 2024
The following table summarizes our cash flows and cash and cash equivalents and restricted cash, for the periods indicated:
	Year Ended December 31,
(in thousands)	2025	2024	$ Change
Net cash provided by operating activities	$	$685,395	$
Net cash used in investing activities		(609,336)
Net cash (used in) provided by financing activities		(113,952)
Net (decrease) increase in cash and cash equivalents and restricted cash		(37,893)

	Year Ended December 31,
(in thousands)	2025	2024	$ Change
Cash and cash equivalents and restricted cash, beginning of period		153,806
Cash and cash equivalents and restricted cash, end of period	$	$115,913	$

Cash Flows from Operating Activities
Net cash provided by operating activities increased/decreased by $      in 2025, to $      for the year ended December 31, 2025 from $685.4 million for the year ended December 31, 2024, primarily driven by      .
Cash Flows from Investing Activities
Net cash used in investing activities increased/decreased by $      in 2025 to $      for the year ended December 31, 2025 from $609.3 million for the year ended December 31, 2024, primarily due to     .
Cash Flows from Financing Activities
Net cash used in financing activities amounted to $114.0 million for the year ended December 31, 2024, compared to net cash used/provided by financing activities of $      for the year ended December 31, 2025. The year-over-year change of $     was primarily driven by       .
Comparison of the year ended December 31, 2024 to the year ended December 31, 2023
The following table summarizes our cash flows and cash and cash equivalents and restricted cash, for the periods indicated:
	Year Ended December 31,
(in thousands)	2024	2023	$ Change
Net cash provided by operating activities	$685,395	$423,133	$262,262
Net cash used in investing activities	(609,336)	(588,598)	(20,738)
Net cash (used in) provided by financing activities	(113,952)	235,009	(348,961)
Net (decrease) increase in cash and cash equivalents and restricted cash	(37,893)	69,544	(107,437)
Cash and cash equivalents and restricted cash, beginning of period	153,806	84,262	69,544
Cash and cash equivalents and restricted cash, end of period	$115,913	$153,806	$(37,893)
Cash Flows from Operating Activities
Net cash provided by operating activities increased by $262.3 million in 2024, to $685.4 million for the year ended December 31, 2024 from $423.1 million for the year ended December 31, 2023, primarily driven by an increase in net income of $104.7 million, an increase in adjustments for provision for credit losses of $117.8 million, other assets of $68.1 million, and depreciation and amortization of $29.8 million, partially offset for decreases in adjustments of $64.6 million for accounts payable and accrued liabilities. Income and expense components were primarily driven by the full year recognition of the TMX Acquisition for the year ended December 31, 2024, compared to a single quarter for the year ended December 31, 2023. We also realized savings from synergies and strategic store closures on legacy operations following the TMX Acquisition. We incurred less transition services expenses. Other assets included more third-party lender settlements and collateral and less commissions and other miscellaneous receivables on December 31, 2024, compared to December 31, 2023.
Cash Flows from Investing Activities
Net cash used in investing activities increased by $20.7 million in 2024 to $609.3 million for the year ended December 31, 2024 from $588.6 million for the year ended December 31, 2023, primarily due to an increase in outflows for net receivables originated of $149.1 million and an increase in outflows for the purchase of property, leasehold improvements and equipment of $15.6 million, namely software, partially offset by a decrease in cash paid for net assets acquired of $144.0 million from the TMX Acquisition.
Cash Flows from Financing Activities
Net cash used in financing activities amounted to $114.0 million for the year ended December 31, 2024, compared to net cash provided by financing activities of $235.0 million for the year ended December 31, 2023. The year-over-year change of $349.0 million was primarily driven by increases in repayments of loans of $157.9 million and dividends paid of $10.9 million and decreases in proceeds from loans of $126.4 million and issuances of preferred units of $68.9 million, partially offset by a decrease of debt issuance costs of $11.2 million. Inflows from financing activities in 2023 and debt issuance costs are primarily associated with funding the TMX Acquisition.
Contractual Obligations and Commitments
The table below summarizes our material contractual obligations and commitments as of December 31, 2024:
	Total	2025	2026 – 2027	2028 – 2029	After 2029
Leases:
Operating lease	$547,147	$87,478	$151,128	$109,250	$199,291
Capital lease	4,552	277	567	585	3,123
Total leases:	$551,699	$87,755	$151,695	$109,835	$202,414
Debt:
Term loan	110,718	—	110,718	—	—
First lien facility	142,850	—	142,850	—	—
Payment protection program loan	10,000	10,000	—	—	—
Sparrow term loan	110,000	40,000	70,000	—	—
Sparrow single-pay facility(1)	30,987	30,987	—	—	—
Sparrow multi-pay facility(2)	100,073	—	100,073	—	—
TMX ABL credit facility(3)	406,090	—	406,090	—	—
Trident ATL loan	148,329	—	—	148,329	—
TMX Over-advance credit facility	8,100	—	8,100	—	—
Swingline loan	6,000	6,000	—	—	—
Total borrowings	$1,073,147	$86,987	$837,831	$148,329	$—
Total	$1,624,846	$174,742	$989,526	$258,164	$202,414

(1)
On July 3, 2025, the Sparrow single-pay facility was amended to update and add terms and conditions. These changes primarily included an extension of the maturity date to October 8, 2026.

(2)
On July 3, 2025, the Sparrow multi-pay facility was amended to update and add terms and conditions. These changes primarily included extension of the maturity date to July 8, 2027.

(3)
On February 10, 2025, the TMX ABL Credit Facility entered into a fourth amendment to the agreement to amend certain provisions. The primary provisions of this amendment extend the draw period termination date to August 10, 2026 and the maturity date to February 10, 2028.

We have entered into various commitments and contingencies related to employment relationships, environmental matters, and legal proceedings.
Unfunded Loan Commitments
We maintain a separate reserve for credit losses on off-balance sheet credit exposures, including unfunded loan commitments, which is included in accounts payable and accrued liabilities on the consolidated balance sheet. For additional information on Unfunded Loan Commitments, see Note 13 to the consolidated financial statements.
Transition Service Expenses
As part of the CURO Acquisition, we entered into a TSA whereby we agreed to reimburse CURO Group Holdings Corp for certain costs post transaction which were paid for, or borne in support of, the entities we acquired. For additional information on such TSA expenses, see Note 13 to the consolidated financial statements.
Litigation
We are currently a defendant in various lawsuits and administrative proceedings wherein certain amounts are claimed or violations of law or regulations are asserted. For additional details on litigation proceedings which may have a material adverse impact on our financial statements, see Note 13 to the consolidated financial statements.
We believe that we maintain adequate levels of insurance coverage to address such claims and related matters, and they will not have a significant impact on our liquidity.
Off-Balance Sheet Arrangements
We have limited agency agreements with unaffiliated third-party lenders under the CSO program. The agreements govern the terms by which the Company refers customers to that lender, on a non-exclusive basis, for a possible extension of credit, processes loan applications, and commits to reimburse the lender for any loans or related fees that were not collected from such customers. The guarantee represents our obligation to purchase specific loans that go into default. We recognized an accrual for third-party lender losses related to this obligation on our consolidated balance sheets, which amounted to $        , $60.5 million, and $58.5 million as of December 31, 2025, 2024 and 2023, respectively. While we record liabilities to accrue for third party lender losses, we do not record finance receivables for the underlying loans issued by third parties, which are considered off-balance sheet arrangements. However, in the event of default by the consumers, we are obligated to purchase these finance receivables from the issuers. Our maximum exposure to such guarantees were $      , $244.5 million, and $252.0 million as of December 31, 2025, 2024 and 2023, respectively.
Refer to Note 16 to our consolidated financial statements for discussion of accruals related to third-party loan losses.
Critical Accounting Policies
Our consolidated financial statements included in this prospectus have been prepared in accordance with U.S. GAAP. Preparation of the financial statements requires us to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate, or assumption to be critical when the estimate or assumption is complex in nature or requires a high degree of judgment and the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. We periodically review our estimates and adjusts when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations will likely be affected.
Certain of our accounting policies require the application of significant judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. See Note 1 to our consolidated financial statements for additional discussion on our significant accounting policies.
Allowance for Credit Losses and Other Reserves for Third-Party Losses
Allowance for credit losses represents our estimate of expected losses over the life of finance receivables measured at amortized costs. Our other reserves for third-party losses associated with the CSO product offered through unaffiliated third-party lenders represent our estimate of expected losses related to defaulted loans subject to a guarantee. These estimates are inherently subjective and require significant judgment and rely on assumptions about future economic conditions and evaluation of credit risk.
We estimate allowance for credit losses and other third-party reserves using internal inputs such as historical loss experience, current conditions, delinquency, overall portfolio quality, and current economic conditions. Changes in these variables can materially affect our allowance for credit losses.
We estimate the allowance balance and other third-party reserves using relevant information relating to past events, current expectations related to economic conditions, and reasonable and supportable forecasts. The Company utilizes a loss rate approach in determining its lifetime expected credit losses primarily based on the Company’s historical loss experience. The Company’s current expected credit loss (“CECL”) vintage model segments its loan portfolio into monthly pools of receivables by short-term, medium-term, secured and unsecured and estimates the allowance for credit losses by applying loss rates primarily derived from internal, historical cumulative loss experience, then adjusted by qualitative factors to address recent and forecasted business trends. Qualitative factors considered when determining any adjustments to the historical loss rates included, but were not limited to, contractual delinquency, the value of underlying collateral, economic and other qualitative considerations, and our judgement. We evaluate pooling decisions and adjusts as needed from time to time as risk characteristics change. While we use the best information available to make its evaluation, future adjustments to the allowance for credit losses may be necessary if there are significant changes in economic conditions.
Finance Receivables at Fair Value
We have elected the fair value option for our medium-term secured and medium-term unsecured loan products, excluding line of credit and third-party lender products. We estimate the fair value of these finance receivables using a discounted cash flow methodology. Loss and payment activity and certain originating servicing, and collection cost assumptions are determined using respective historical data and include consideration of recent trends and anticipated future performance. Future cash flows are discounted using a rate of return that the Company believes is reflective of the market. The models are updated at each measurement date to capture any changes in internal factors such as nature, term, volume, payment trends, remaining time to maturity, and portfolio mix, as well as changes in underwriting or observed trends expected to impact future performance.
The following describes the primary inputs to the discounted cash flow analyses that require significant judgment:
Net collections rate: The net collections rate includes all payments of principal, interest, fees, and recoveries developed using our historical experience on a portfolio vintage level and applied to the current portfolio to determine the expected future period cash flow.
Cost assumptions: The cost assumptions include certain acquisition, servicing, and collections costs. These costs reflect our estimate of the amount we would incur to originate as well as service and collect the underlying assets over the assets’ remaining lives. These costs are derived from our historical experience.
Discount rate: The discount rate utilized in the discounted cash flow model reflects our estimate of the rate of return that a market participant would require when investing in financial instruments with similar risk and return characteristics.
Impairment of Goodwill and Long-Lived Assets
We record goodwill when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually, and more frequently, if an event occurs or circumstances change that indicate the fair value of the reporting unit may be below the carrying amount. We have identified that our business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing.
When facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, we assess the recoverability of the carrying value by preparing estimates of sales volume and the resulting profit and cash flows expected to result from the use of the asset or asset group and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount, we recognize an impairment loss. In order to test for goodwill impairment, we compare the fair value of the reporting unit to carrying value, including goodwill. If the fair value of the reporting unit is lower than its carrying amount, an impairment of goodwill is recognized for the amount by which the carrying amount exceeds the fair value.
If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared with the asset’s carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment charge would be recorded to write down the asset to its estimated fair value. Fair value is generally determined by estimates of discounted cash flows or value expected to be realized in a third-party sale. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.
Based on our evaluation, we concluded there was no impairment on the fair value of the Company’s goodwill as of December 31, 2025, 2024, and 2023.
We also review long-lived assets, including property, plant, and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy, among others.
Income Taxes
Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense represents current tax obligations and the change in deferred tax assets and liabilities.
The Company recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes are charged to income tax expense.
Recently Issued and Adopted Accounting Standards
See Note 1 to the consolidated financial statements for details on recently issued and adopted accounting standards.
Quantitative and Qualitative Disclosures About Market Risk
Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The primary market risk we are exposed to is interest rate risk.
Interest rate risk
Our exposure to market risk from adverse changes in interest rates is primarily associated with our loans carried at fair value and our debt instruments.
Beginning July 1, 2024, newly originated medium-term secured and medium-term unsecured loans, excluding products tied to a line of credit and any third-party lender products under a CSO program. The changes in fair value are reported in the fair value adjustment of finance receivables on the Company’s consolidated statements of operations. The fair value of the portfolio is measured based on a discounted cash flow methodology. Future cash flows are discounted using a rate of return that the Company believes is reflective of the market. An increase of 100 basis points to the discount rates used in our valuations would decrease the balance of finance receivables at fair value by $0.9 million at December 31, 2024.
Market risk associated with our fixed-rate debt relates to the potential reduction in fair value from an increase in interest rates. Market risk associated with our variable-rate debt relates to the potential negative impact on future earnings from an increase in interest rates.
As of December 31, 2025, 2024, and 2023, we had $      , $1.1 billion, and $1.1 billion, respectively, of current and long-term debt. Based on the underlying rates and outstanding balances at December 31, 2025, an increase of       basis points in average annual interest rates would have increased the annual interest expense on our variable-rate debt and variable-rate leases by $      .
Concentration of credit risk
We deposit cash with financial institutions, and, at times, such balances may exceed federally insured limits. We believe the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF AARON’S INTERMEDIATE HOLDCO, INC.
The following discussion and analysis of the financial condition and results of operations (this “MD&A”) of Aaron’s Intermediate Holdco, Inc. (for purposes of this MD&A, “The Aaron’s Company”, the “Company,” “we,” “us” and “our”) should be read together with the Aaron’s Intermediate Holdco audited Consolidated Financial Statements as of and for the year ended December 31, 2025, the periods from October 4, 2024, to December 31, 2024 (Successor), January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), including the notes to those statements, included elsewhere in this proxy statement/prospectus. This MD&A should also be read together with the pro forma financial information as of December 31, 2025 and for the 2025 Fiscal Year (as defined below) included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information of Katapult Holdings, Inc.” This MD&A contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements as described under the heading “Cautionary Note Regarding Forward-Looking Statements.”
For purposes of this MD&A, references to (i) the “2025 Fiscal Year” refer to the year ended December 31, 2025, (ii) the “2024 Successor Period” refer to the period from October 4, 2024 to December 31, 2024 (Successor), (iii) the “2024 Predecessor Period” refer to the period from January 1, 2024 to October 3, 2024 (Predecessor), (iv) the “2023 Fiscal Year” refer to the year ended December 31, 2023 (Predecessor), (v) the “Predecessor Periods” refer collectively to the 2024 Predecessor Period and the 2023 Fiscal Year and (vi) the “Successor Periods” refer collectively to the 2025 Fiscal Year and the 2024 Successor Period.
Business Overview
We are a leading, technology-enabled, omni-channel provider of LTO and retail purchase solutions of furniture, electronics, appliances, and other home goods across our brands: Aaron’s, BrandsMart (“BrandsMart”) and BrandsMart Leasing.
Aaron’s, BrandsMart Leasing, together with Woodhaven Furniture Industries (“Woodhaven”) (which was sold in January 2025) are collectively referred to as the Aaron’s Business (the “Aaron’s Business”). The Aaron’s Business provides consumers with LTO and retail purchase solutions through the Company’s Aaron’s stores in the United States and Canada and the aarons.com e-commerce platform. Aaron’s also supports franchisees of its Aaron’s stores. BrandsMart Leasing offers LTO solutions to BrandsMart customers. Woodhaven manufactures and supplies upholstered furniture which was previously leased and sold in Company-operated and franchised Aaron’s stores.
BrandsMart is a leading appliance and consumer electronics retailer in the southeast United States and one of the largest appliance retailers in the country with stores in Florida and Georgia, and a growing e-commerce presence on brandsmartusa.com.
Aaron’s Business
Since its founding in 1955, Aaron’s has been committed to serving the overlooked and underserved customer with a dedication to inclusion and improving the communities in which it operates. Through a portfolio of over 1,200 stores and its aarons.com e-commerce platform, Aaron’s, together with its franchisees, provide consumers with LTO and retail purchase solutions for the products they need and want, with a focus on providing its customers with unparalleled customer service, high approval rates, lease plan flexibility, and an attractive value proposition, including competitive monthly payments and total cost of ownership, as compared to other LTO providers.
Woodhaven manufactured and supplied a significant portion of the upholstered furniture leased and sold in Company-operated and franchised Aaron’s stores prior to its sale in January 2025.
Launched in 2022, BrandsMart Leasing offers LTO purchase solutions to customers of BrandsMart.

BrandsMart
Founded in 1977, BrandsMart is one of the leading appliance and consumer electronics retailers in the southeast United States and one of the largest appliance retailers in the country with 12 stores in Florida and Georgia and a growing e-commerce presence on brandsmartusa.com. The operations of BrandsMart (other than BrandsMart Leasing) comprise BrandsMart.
Merger with IQVentures
On October 3, 2024, the 2024 Aaron’s Take Private was completed. For additional information related to the 2024 Aaron’s Take Private, see “The Aaron’s Company Business — Take Private Transaction” above.
The Company has elected pushdown accounting in which the Company uses the Parent’s basis of accounting, which reflects the fair market value of the Company assets and liabilities at the time of the 2024 Aaron’s Take Private, unless otherwise prescribed by U.S. GAAP.
Predecessor
The Predecessor Periods reflect the historical financial information for The Aaron’s Company and its subsidiaries prior to the closing of the 2024 Aaron’s Take Private.
Successor
The Successor Periods reflect the historical financial information for the Company and its subsidiaries subsequent to the closing of the 2024 Aaron’s Take Private.
The accompanying consolidated financial statements of the Successor Periods are not comparable to the Predecessor Periods because the Successor Periods are the historical results of Aaron’s Intermediate Holdco, Inc. following the 2024 Aaron’s Take Private and the Predecessor Periods are the historical results of The Aaron’s Company and its subsidiaries prior to the 2024 Aaron’s Take Private. The results of the Successor Periods are separated by a black line to indicate the effective date of the new basis of accounting. The new basis of accounting for the assets and liabilities that existed on the 2024 Aaron’s Take Private date will be used in the preparation of future consolidated financial statements and footnotes of the combined company.
Macroeconomic and Business Environment
We continue to actively monitor the effects of a challenging macroeconomic environment — including inflation, elevated interest rates, moderated consumer demand, and evolving tax and immigration policies — on our business. These conditions have contributed to a higher cost of living relative to prior years, which we believe has disproportionately affected our customers, weighed on consumer confidence within our customer base, and moderated demand for our offerings. We expect these market dynamics may persist and could continue to pressure our business in the near term.
At the same time, we believe the impact of these headwinds will be partially offset by disciplined execution of our strategic priorities, as discussed below. We also expect to continue realizing benefits from certain company initiatives, including the restructuring program initiated in 2022 to enhance operational efficiency and optimize our real estate footprint. While we believe we have captured the majority of efficiencies from these actions, the programs remain in progress and we anticipate additional benefits and related charges over time. The timing and magnitude of any future charges are not currently estimable and will depend on various factors, including the scope and cadence of further cost optimization initiatives.
Our financial results are also moderately affected by seasonal changes. At the Aaron’s Business, the first quarter of each year generally has higher revenues as our customers more frequently exercise the early purchase option on their existing lease agreement or purchase merchandise during the first quarter of the year. At BrandsMart, the fourth quarter typically represents the highest quarterly revenues due to the holiday shopping season. Due to the seasonality of our businesses, results for any quarter or period are not necessarily indicative of the results that may be achieved for a full fiscal year. For additional information related to the seasonality of our businesses, see “The Aaron’s Company Business — Seasonality” above.

Strategic Priorities
Our management team is committed to executing against the following strategic priorities to further transform and grow the overall business:
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Grow the Aaron’s Business Lease Portfolio Size — We are focused on expanding the size and value of the Aaron’s Business lease portfolio through a multi-faceted approach. Initiatives include increasing customer traffic to our stores and digital channels, refining our underwriting processes to ensure quality and efficiency, and deploying targeted retention programs to reduce churn. By optimizing these key factors, we aim to drive sustainable lease growth, enhance customer lifetime value, and further differentiate the Aaron’s Business in the marketplace.

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Expand E-commerce Channels at both the Aaron’s Business and BrandsMart — Recognizing the evolving preferences of today’s consumer, we continue to invest in and expand our e-commerce capabilities across both the Aaron’s Business and BrandsMart. Efforts are underway to enhance the digital shopping experience by improving website navigation, streamlining the checkout process, and broadening our product assortment online. Management expects these initiatives to increase conversion rates, expand our customer base, and support incremental revenue growth in our omnichannel platforms.

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Franchise Expansion — We see compelling opportunities for further growth by continuing to expand the Aaron’s Business footprint through franchise development. Our strategy encompasses supporting our current franchisees with new growth opportunities, as well as attracting new franchise partners in both existing and untapped markets. By leveraging our established brand, proven operating model, and robust support infrastructure, we intend to accelerate our franchise network expansion and bring our value proposition to more customers across diverse geographies.

•
Expense Management — We remain vigilant in our approach to cost optimization and expense management as a key driver of profitability. The management team is executing diligent cost control processes across all facets of the business to streamline operations and maintain an efficient expense structure. Through ongoing review of operating expenses, sourcing initiatives, and organizational efficiencies, we aim to enhance our operating margins while preserving investments in growth and innovation.

Highlights
The following summarizes significant highlights for the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year.
For the 2025 Fiscal Year:
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Consolidated revenues were $       .

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E-commerce revenues for the Aaron’s Business, excluding BrandsMart Leasing, was     % of lease revenues.

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E-commerce product revenues for BrandsMart were     % of total product revenues.

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Loss before income taxes were $       .

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The lease portfolio size, excluding BrandsMart Leasing, ended the year at $      .

For the 2024 Successor Period:
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Consolidated revenues were $0.5 billion.

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E-commerce revenues for the Aaron’s Business, excluding BrandsMart Leasing, were 28.4% of lease revenues.

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E-commerce product revenues for BrandsMart were 9.3% of total product revenues.

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Loss before income taxes were $12.5 million.

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The lease portfolio size, excluding BrandsMart Leasing, ended the year at $117.2 million.

For the 2024 Predecessor Period:
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Consolidated revenues were $1.5 billion.

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E-commerce revenues for the Aaron’s Business, excluding BrandsMart Leasing, were 25.2% of lease revenues.

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E-commerce product revenues for BrandsMart were 8.3% of total product revenues.

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Loss before income taxes were $46.6 million.

For the 2023 Fiscal Year:
•
Consolidated revenues were $2.1 billion.

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The lease portfolio size, excluding BrandsMart Leasing, ended the year at $117.7 million.

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E-commerce revenues for the Aaron’s Business, excluding BrandsMart Leasing, were 18.7% of lease revenues.

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E-commerce product revenues for BrandsMart were 8.8% of total product revenues.

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Loss before income taxes were $1.1 million.

Key Performance Metrics
The following table presents store activity by ownership type:
	2025	2024
Company-operated Aaron’s Stores(1)
Company-operated Aaron’s stores open at January 1,	974	1,019
Opened	0	10
Added through acquisition	0	1
Closed, sold or merged	(22)	(56)
Company-operated Aaron’s stores open at December 31,	952	974
Franchised Aaron’s Stores
Franchised Aaron’s stores open at January 1,	228	224
Opened	2	1
Purchased from the Company by a Franchisee	0	8
Closed, sold or merged	(2)	(5)
Franchised Aaron’s stores open at December 31,	228	228
BrandsMart Stores(2)
BrandsMart stores open at January 1,	12	11
Purchased by the Company	0	—
Opened following the acquisition	0	1
Closed	(1)
BrandsMart stores open at December 31,	11	12

(1)
The typical layout for a corporate-operated Aaron’s store is a combination of showroom, customer service and warehouse space, generally comprising 6,000 to 15,000 square feet. Certain corporate-operated Aaron’s stores consist solely of a showroom.

(2)
BrandsMart stores average approximately 96,000 square feet.

Aaron’s Business
Lease Portfolio Size.   Our lease portfolio size for the Aaron’s Business, excluding BrandsMart Leasing, represents the total balance of collectible lease payments for the next month derived from our aggregate outstanding customer lease agreements at a point in time. Lease portfolio size provides management insight into expected future collectible lease payments. The Aaron’s Company ended the 2025 Fiscal Year, 2024 Successor Period and 2023 Fiscal Year with a lease portfolio size for all corporate-operated Aaron’s stores of $      , $117.2 million and $117.7 million, respectively.
Same-Store Revenues.   We believe that changes in same store revenues, excluding BrandsMart Leasing, are a key performance indicator for the Aaron’s Business, as it provides management insight into our ability to collect customer payments, including contractually due payments and early purchase options exercised by our current customers. Additionally, this indicator allows management to gain insight into the Aaron’s Business’ success in writing new leases into and retaining current customers within our customer lease portfolio. This is calculated on an annual basis for all stores open for the entire 24-month period preceding the end of each reported year, excluding stores that received lease agreements from other acquired, closed or merged stores.
Same store revenues increased by     % for the 2025 Fiscal Year and decreased by 1.2% and 7.1% for the combined 2024 Successor Period and Predecessor Period and 2023 Fiscal Year, respectively.
BrandsMart
Comparable Sales.   We believe that change in comparable sales is a key performance indicator for BrandsMart as it provides management insight into the performance of existing stores and e-commerce business by measuring the change in sales for a particular period over the prior period. Comparable sales includes retail sales generated at BrandsMart stores (including retail sales to BrandsMart Leasing), e-commerce sales initiated on the website, warranty revenue, gift card breakage, and sales of merchandise to wholesalers and dealers, as applicable. Comparable sales excludes service center related revenues.
For the 2025 Fiscal Year, BrandsMart comparable sales     %. For the combined 2024 Successor and Predecessor Periods, BrandsMart comparable sales decreased 7.6%. With respect to the change in comparable sales calculation, only sales generated at BrandsMart stores that remained open for the entire 24-month period ended December 31, 2024 were included.
Key Components of (Loss) Earnings Before Income Taxes
For the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, some of the key revenue, cost and expense items that affected loss before income taxes were as follows:
Revenues.   We separate our total revenues into four components: (a) lease revenues and fees; (b) retail sales; (c) non-retail sales; and (d) franchise royalties and other revenues. Lease revenues and fees primarily include all revenues derived from lease agreements at both our Aaron’s and BrandsMart Leasing brands and fees from our Aaron’s Club program and Aaron’s Protection Plus (“Aaron’s Protection+”). Lease revenues and fees are recorded net of a provision for uncollectible accounts receivable related to lease renewal payments from lease agreements with customers. Retail sales primarily include the sale of merchandise inventories from our BrandsMart operations and the related warranty revenues, as well as the sale of both new and pre-leased merchandise from our corporate-operated Aaron’s stores. Non-retail sales primarily represent new merchandise sales to our Aaron’s franchisees and, to a lesser extent, sales of Woodhaven manufactured products to third-party retailers. Franchise royalties and other revenues primarily represent fees from the sale of franchise rights and royalty payments from franchisees, as well as other related income from our franchised stores. Franchise royalties and other revenues also include revenues from leasing corporate-owned real estate properties to unrelated third parties, as well as other miscellaneous revenues.
Depreciation of Lease Merchandise and Other Lease Revenue Costs.   Depreciation of lease merchandise and other lease revenue costs is comprised of the depreciation expense associated with depreciating merchandise held for lease and leased to customers by our corporate-operated Aaron’s stores, aarons.com and BrandsMart Leasing, as well as the costs associated with the Aaron’s Club program.
Retail Cost of Sales.   Retail cost of sales includes cost of merchandise inventories sold through our BrandsMart stores and the depreciated cost of merchandise sold through our corporate-operated Aaron’s stores.

Non-Retail Cost of Sales.   Non-retail cost of sales primarily represents the cost of merchandise sold to our Aaron’s franchisees and, to a lesser extent, the cost of Woodhaven’s manufactured products sold to third-party retailers.
Personnel Costs.   Personnel costs represents total compensation costs incurred for services provided by team members of The Aaron’s Company with the exception of compensation costs that are eligible for capitalization.
Other Operating Expenses, Net.   Other operating expenses, net include occupancy costs (including rent expense, store maintenance and depreciation expense related to non-manufacturing facilities), shipping and handling, advertising and marketing, intangible asset amortization expense, professional services expense, bank and credit card related fees and other miscellaneous expenses. Other operating expenses, net also includes gains or losses on sales of Corporate-operated stores and delivery vehicles, fair value adjustments on assets held for sale and gains or losses on other transactions involving property, plant and equipment. Other operating expenses, net excludes costs that have been capitalized or that are a component of The Aaron’s Company’s restructuring programs.
Provision for Lease Merchandise Write-offs.   Provision for lease merchandise write-offs represents charges incurred related to estimated and actual lease merchandise write-offs.
Restructuring Expenses, Net.   Restructuring expenses, net are comprised principally of closed store operating lease right-of-use asset impairment and operating lease charges, fixed asset impairment charges, professional advisory fees, and expenses related to workforce reductions. Refer to Note 11 of the accompanying consolidated financial statements for further discussion of restructuring expenses, net.
Separation Costs.   Separation costs represent employee-related expenses associated with the 2020 spin-off transaction, including employee-related costs, incremental stock-based compensation expense associated with the conversion and modification of unvested and unexercised equity awards and other one-time expenses incurred by The Aaron’s Company to operate as an independent, standalone public entity.
Acquisition-Related Costs.   During the year ended December 31, 2023 (Predecessor), acquisition-related costs had been comprised entirely of costs associated with the acquisition of BrandsMart in April 2022. As of December 31, 2024, acquisition-related costs also include costs related to the 2024 Aaron’s Take Private. Acquisition-related costs primarily represent third-party consulting and legal expenses.
Interest Expense.   Interest expense consists primarily of interest on The Aaron’s Company’s fixed and variable rate borrowings as well as the amortization of debt issuance costs.
Other Non-Operating Income (Expense), Net.   Other non-operating income (expense), net includes the impact of foreign currency remeasurement, as well as gains and losses resulting from changes in the cash surrender value of Company-owned life insurance related to The Aaron’s Company’s deferred compensation plan. This activity also includes earnings on cash and cash equivalent investments.
Consolidated Results of Operations — For the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year
	Successor		Predecessor
	Year Ended December 31, 2025	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
REVENUES:
Lease Revenues and Fees	$	$319,296	$1,019,703	$1,399,514
Retail Sales		168,354	419,434	620,665
Non-Retail Sales		26,330	69,720	96,710
Franchise Royalties and Other Revenues		5,774	17,774	23,001
		519,754	1,526,631	2,139,890

	Successor		Predecessor
	Year Ended December 31, 2025	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
COSTS OF REVENUES:
Depreciation of Lease
Merchandise and Other Lease
Revenue Costs		101,348	329,261	466,648
Retail Cost of Sales		129,982	323,513	471,946
Non-Retail Cost of Sales		22,706	59,207	81,977
		254,036	711,981	1,020,571
GROSS PROFIT		265,718	814,650	1,119,319
Gross Profit %		51.1%	53.4%	52.3%
OPERATING EXPENSES:
Personnel Costs		119,525	372,881	507,819
Other Operating Expenses, Net		113,660	384,961	498,019
Provision for Lease Merchandise Write-Offs		15,718	65,921	81,495
Restructuring Expenses, Net		1,192	12,457	15,597
Impairment		—	—	—
Separation Costs		—	17	201
Acquisition-Related Costs		5,704	13,224	3,638
		255,799	849,461	1,106,769
OPERATING PROFIT (LOSS)		9,919	(34,811)	12,550
Interest Expense		(22,439)	(13,693)	(15,512)
Other Non-Operating (Expense) Income, Net		(20)	1,940	1,904
LOSS BEFORE INCOME TAXES		(12,540)	(46,564)	(1,058)
INCOME TAX BENEFIT		(6,137)	(8,903)	(3,881)
NET (LOSS) EARNINGS	$	$(6,403)	$(37,661)	$2,823

Revenues
Total consolidated revenues were $      , $0.5 billion, $1.5 billion, and $2.1 billion during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. Revenues for the 2025 Fiscal Year included $       of lease revenues and fees, retail sales, non-retail sales, and franchise royalties at the Aaron’s Business and $       of retail sales at BrandsMart. These revenues were impacted primarily by         . Revenues for the 2024 Successor and Predecessor Periods were impacted primarily by a lower average lease portfolio size at the Aaron’s Business and a 7.6% decline in comparable sales at BrandsMart.
Gross Profit
Consolidated gross profit was $       , $0.3 billion, $0.8 billion, and $1.1 billion during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. Gross profit during the 2025 Fiscal Year was impacted by       . Gross profit during the combined 2024 Successor and Predecessor Periods was impacted by the same factors impacting revenues discussed above.
As a percentage of total consolidated revenues, consolidated gross profit was      %, 51.1%, 53.4% and 52.3% during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The gross profit rate of      % during the 2025 Fiscal Year is impacted by       .

Operating Expenses
Personnel Costs.   Personnel costs were $       , $119.5 million, $372.9 million, and $507.8 million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. Personnel costs for the 2025 Fiscal Year were impacted by         . Personnel costs for the 2024 Successor Period and 2024 Predecessor Period were impacted by cost reduction measures taken during the year as well as a full year impact from the optimization of store labor, store support, and operational oversight functions initiated in 2023.
Other Operating Expenses, Net.   Information about certain significant components of other operating expenses, net for the consolidated Aaron’s Company is as follows:
	Successor		Predecessor
(in Thousands)	Year Ended December 31, 2025	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Occupancy Costs	$	$51,807	$172,727	$226,526
Other Miscellaneous Expenses, net		24,487	89,141	115,021
Shipping and Handling		12,069	46,127	64,126
Advertising Costs		12,184	39,417	41,361
Bank and Credit Card Related Fees		8,356	24,563	33,382
Professional Services		4,391	11,952	16,351
Intangible Amortization		—	7,405	10,348
Gain on Dispositions of Store-Related Assets, net		366	(6,371)	(9,096)
Other Operating Expenses, net		113,660	384,961	498,019
As a percentage of total revenues, other operating expenses, net was      %, 21.9%, 25.2% and 23.3% for the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively.
Occupancy costs for the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, were $       , $51.8 million, $172.7 million, and $226.5 million, respectively. During the 2025 Fiscal Year, occupancy costs         due to        . Occupancy costs include leasehold depreciation expense which, during the 2024 Successor Period was reduced by the fair value revaluation of various fixed asset classes during the allocation of the purchase price associated with the 2024 Aaron’s Take Private based on the estimated fair values of the assets acquired and liabilities assumed (the “Acquisition Purchase Price Allocation”) process. During the 2024 Predecessor Period, BrandsMart experienced an increase in occupancy costs due to the opening of a new Kennesaw, GA store.
Other miscellaneous expenses, net primarily represent the depreciation of IT-related property, plant and equipment, software licensing expenses, franchisee-related reserves, and other expenses. Other miscellaneous expenses amounted to $       , $24.5 million, $89.1 million, and $115.0 million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The         in this category during the 2025 Fiscal Year is primarily due to        . For the 2024 Successor Period, depreciation of IT-related property was reduced primarily related to the fair value revaluation of various fixed asset classes during the Acquisition Purchase Price Allocation process. Other miscellaneous expenses during the 2024 Predecessor Period included typical levels of depreciation of IT-related property, plant and equipment, software licensing expenses, franchisee-related reserves, and other expenses.
Shipping and handling costs were $        , $12.1 million, $46.1 million, and $64.1 million for the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The year-over-year          during the 2025 Fiscal Year was primarily impacted by         . In the 2024 Successor Period, vehicle depreciation expense was reduced by the fair value revaluation of various fixed asset classes during the Acquisition Purchase Price Allocation process. Shipping and handling costs in the 2024

Predecessor Period were primarily impacted by fuel prices, the volume of merchandise delivery and returns, and vehicle maintenance at the Aaron’s Business.
Advertising costs amounted to $      , $12.2 million, $39.4 million, and $41.4 million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. Advertising costs for the 2025 Fiscal Year primarily include       . Advertising costs for the 2024 Successor Period primarily include marketing expenses for both Aaron’s Business and BrandsMart during the holiday season. For the 2024 Predecessor Period, advertising costs were impacted by the new store opening at BrandsMart in 2024 and an investment in customer acquisition at Aaron’s Business.
Intangible amortization during the 2024 Predecessor Period primarily included the intangible amortization of the assets acquired in the BrandsMart acquisition.
During the 2024 Predecessor Period, the Aaron’s Company recognized gains of $5.2 million related to three sale and leaseback transactions related to six corporate-owned Aaron’s store properties.
Provision for Lease Merchandise Write-offs.   The provision for lease merchandise write-offs as a percentage of lease revenues and fees was       %, 4.9%, 6.5%, and 5.8% for the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The        resulted in         write-offs for the 2025 Fiscal Year compared to prior periods.
Restructuring Expenses, Net.   Restructuring activity during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, resulted in expenses of $       , $1.2 million, $12.5 million and $15.6 million, respectively. For the 2025 Fiscal Year, the restructuring expenses were primarily driven by        . For the 2024 Successor Period and 2024 Predecessor Period, the restructuring expenses were primarily driven by continuing variable occupancy costs incurred related to previously closed stores of $0.8 million and $4.3 million, respectively, and operating lease right-of-use asset and fixed asset impairment for corporate-operated Aaron’s stores identified for closure in 2024 of $0.2 million and $4.3 million, respectively. For the 2023 Fiscal Year, restructuring expenses primarily comprised of $7.1 million of continuing variable occupancy costs incurred related to previously closed stores, $4.1 million of operating lease right-of-use asset and fixed asset impairment for corporate-operated Aaron’s stores identified for closure in 2023, and $2.4 million of professional advisory fees and other charges.
Separation Costs.   Separation costs recognized during the 2024 Predecessor Period and 2023 Fiscal Year, were less than $0.1 million, and $0.2 million, respectively, and primarily represent incremental stock-based compensation expense associated with the conversion and modification of unvested and unexercised equity awards, employee-related expenses associated with the 2020 spin-off transaction and other one-time expenses incurred by The Aaron’s Company to operate as an independent, separate public entity. There were no separation costs recognized during the 2024 Successor Period.
Acquisition-Related Costs.   Acquisition-related costs recognized during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year were $      , $5.7 million, $13.2 million and $3.6 million, respectively, and primarily represent third-party consulting, banking and legal expenses.
Operating Profit (Loss)
Interest Expense.   Interest expense incurred during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year were $     , $22.4 million, $13.7 million and $15.5 million respectively. Interest expense consists primarily of interest in The Aaron’s Company’s fixed and variable rate borrowings as well as the amortization of debt issuance costs. Interest expense         during the 2025 Fiscal Year compared to the 2024 Successor Period and 2024 Predecessor Period due to       . Interest expense increased during the 2024 Successor Period compared to the 2024 Predecessor Period due to the increased debt levels as a result of the 2024 Aaron’s Take Private, as discussed in the Liquidity and Capital Resources section below.
Other Non-Operating Income (Expense), Net.   Other non-operating (expense) income, net includes (a) net gains and losses resulting from changes in the cash surrender value of Company-owned life insurance related to The Aaron’s Company’s deferred compensation plan; (b) the impact of foreign currency remeasurement; and (c) earnings on cash and cash equivalent investments. The changes in the cash surrender

value of Company-owned life insurance resulted in net gains of $      , $1.9 million and $1.9 million during the 2025 Fiscal Year, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The other non-operating expense during the 2024 Successor Period was immaterial.
Income Tax Benefit
The Aaron’s Company recorded net income tax benefits of $     , $6.1 million, $8.9 million and $3.9 million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The effective tax rate was     %, 48.9%, 19.1% and 366.8% for the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively.
The net income tax         recognized during the 2024 Fiscal Year was primarily due to       . The net income tax benefit recognized during the 2024 Successor Period was primarily due to a loss before income taxes of $12.5 million and the impact of a deferred income tax benefit of $5.1 million related to a reduction in the valuation allowance. The net income tax benefit recognized during the 2024 Predecessor Period was primarily due to a loss before income taxes of $46.6 million and the impact of income tax expense of $1.3 million related to stock-based compensation vesting that occurred during the year. The net income tax benefit recognized in the 2023 Fiscal Year was primarily due to a loss before income taxes of $1.1 million during that year, as well as the impact of a deferred income tax benefit of $5.3 million generated by the remeasurement of state deferred tax assets and liabilities in connection with an election to file a consolidated state income tax return and a change in the expected state apportionment percentages related to the election to treat Aaron’s, LLC, a subsidiary of The Aaron’s Company, as a corporation for income tax purposes effective January 1, 2023.
Overview of Financial Position
The primary changes in the consolidated balance sheets from the 2024 Successor Period to the 2025 Fiscal Year include:
•
Cash and cash equivalents $       to $       in 2025. For additional information, refer to the “Liquidity and Capital Resources” section below.

•
Property, Plant and Equipment         by $       to $       in 2025 primarily due to       .

•
Other intangibles         by $       to $       in 2025 due to       .

•
Debt increased by $       in 2025 due to        . Refer to the “Liquidity and Capital Resources” section below for further details regarding The Aaron’s Company’s financing arrangements.

Liquidity and Capital Resources
General
Our primary uses of capital have historically consisted of (a) buying merchandise; (b) personnel expenditures; (c) purchases of property, plant and equipment, including leasehold improvements for our new store concept and operating model; (d) expenditures related to corporate operating activities; (e) income tax payments; and (f) expenditures for acquisitions. The Aaron’s Company also periodically repurchases common stock and pays quarterly cash dividends. In 2024 and 2025, uses of capital included purchases, including leasehold improvements and merchandise inventory, associated with the opening of a new BrandsMart store and .
Over the next 12 months, and thereafter, we expect to finance our primary capital requirements through cash flows from operations, and as necessary, borrowings under our Master Loan and Security Agreement, Term Loan Agreement, Inventory ABL, and Overadvance Facility (each as defined below). These facilities provide a $425.0 million master loan (the “Master Loan and Security Agreement”), a $125.0 million term loan (the “Term Loan Agreement”), $120.0 million credit agreement (the “Inventory ABL”) and $40.0 million master loan and security agreement (the “Overadvance Facility”). During 2025, the capacity on the Master Loan and Security Agreement was upsized from $425.0 million to $475.0 million to support the growing lease portfolio size at the Aaron’s Business.

As of the end of the 2025 Fiscal Year, The Aaron’s Company had $      of cash and $        of availability under its credit facilities, including $       under a swingline, which is further described in Note 8 to the accompanying consolidated financial statements.
Cash Provided by (Used in) Operating Activities
Cash used in operating activities was $       , $6.9 million and $10.0 million during the 2025 Fiscal Year, 2024 Successor Period and 2024 Predecessor Period, respectively. These periods were impacted by net losses as well as         during the 2025 Fiscal Year and lease merchandise purchases during both the 2024 Successor Period and the 2024 Predecessor Period. The cash provided by operating activities was $180.4 million for the 2023 Fiscal Year.
Cash Used in Investing Activities
Cash used in investing activities was $      , $13.5 million, $41.7 million, and $76.9 million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year were primarily impacted by and lower cash outflows for purchases of property, plant and equipment.
Cash Provided by (Used in) Financing Activities
Cash provided by (used in) financing activities was $     , $82.2 million, $17.1 million, and ($72.2) million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. The financing cash activities for the 2025 Fiscal Year were primarily impacted by       , which was partially offset by       . The financing cash activities for the 2024 Successor Period and 2024 Predecessor Period were primarily impacted by proceeds from credit facilities, which was partially offset by repayments, and dues received from the parent company. The cash outflow for the 2023 Fiscal Year was primarily driven by higher amount of repayments on The Aaron’s Company’s outstanding borrowings.
Dividends
Aggregate dividend payments were $      , $0.8 million, $11.8 million, and $15.0 million during the 2025 Fiscal Year, 2024 Successor Period, 2024 Predecessor Period and 2023 Fiscal Year, respectively. We cannot guarantee that the combined company will pay a dividend in the future or continue to pay any dividend.
Debt Financing
As of December 31, 2025, the total available credit under the credit facilities was $      , which reflects borrowings of $       under the Master Loan and Security Agreement, $       of outstanding borrowings under the Term Loan Agreement, $       of outstanding borrowings under the Inventory ABL, and approximately $       under our Overadvance Facility.
In the event The Aaron’s Company is unable to meet its debt service payments or otherwise experience an event of default, The Aaron’s Company would be unconditionally liable for the outstanding balances of the debt obligations under the Master Loan and Security Agreement, Term Loan Agreement, Inventory ABL and Overadvance Facility, which would be immediately due in full upon an event of default. Management believes the Company is in compliance with all covenants under the each of the Master Loan and Security Agreement, Term Loan Agreement, Inventory ABL, and Overadvance Facility at December 31, 2025.
Master Loan and Security Agreement (Loan Facility) (Successor)
During the 2024 Successor Period, The Aaron’s Company entered into the Master Loan and Security Agreement in relation to and upon closing of the 2024 Aaron’s Take Private. The Master Loan and Security Agreement operates as a credit facility that allows The Aaron’s Company to purchase assets and is secured by The Aaron’s Company’s lease agreements and related lease merchandise. The Master Loan and Security Agreement has a maturity date of September 30, 2028. During the quarter ended June 30, 2025, the

Master Loan and Security Agreement was upsized to $475.0 million to support the growing lease portfolio size at the Aaron’s Business.
Borrowings under the Master Loan and Security Agreement bear interest at a rate per annum as follows: (1) for Class A Advances, the greater of 6.5% and the Term SOFR plus the Class A applicable margin (4.5%); for Class A ABR Advances, the greater of 6.5% and the ABR plus the Class A applicable margin (4.5%); (2) for Class B-1 Advances, the greater of 11.0% and the Term SOFR plus the Class B-1 applicable margin (9.0%); for Class B-1 ABR Advances, the greater of 11.0% and the ABR plus the Class B-1 applicable margin (9.0%); (3) for Class B-2 Advances, the greater of 14.5% and the Term SOFR plus the Class B-2 applicable margin (12.5%); for Class B-2 ABR Advances, the greater of 14.5% and the ABR plus the Class B-2 applicable margin (12.5%); and (4) for Class C Advances, the greater of 16.75% and the Term SOFR plus the Class C applicable margin (14.75%); for Class C ABR Advances, the greater of 16.75% and the ABR plus the Class C applicable margin (14.75%).
As of December 31, 2025, $      was outstanding under the Master Loan and Security Agreement.
Term Loan Agreement (Term Loan) (Successor)
During the 2024 Successor Period, the Company entered into the Term Loan Agreement in relation to and upon closing of the 2024 Aaron’s Take Private. The Term Loan Agreement operates as a credit facility that allows the Company to purchase assets and is secured by the Company’s property and interests that are not pledged on a first lien basis. The term loan has a maturity date of October 1, 2029.
In connection with the Term Loan Agreement, IQV Holdco issued Warrants (the “Warrants”) to certain lenders under the Term Loan Agreement (“Warrant Holders”). The Warrants have a 10-year exercise period and are exercisable into Class W Units of IQV Holdco (the “Class W Units”) at the option of the Warrant Holder. The Warrants had a fair value $1.7 million when issued. While the Company is not party to the Warrants arrangements, the Warrants were issued as an inducement to the Warrant Holders. Management determined this inducement represented a financing cost of obtaining the term loan. The Company recorded the fair value of the Warrants as a reduction of the term loan carrying value with an offset to additional paid in capital.
Borrowings under the Term Loan Agreement bear interest at a fixed rate per annum of 16.50%. As of December 31, 2025, $      was outstanding under the Term Loan Agreement.
Credit Agreement (Inventory ABL) (Successor)
During the 2024 Successor Period, the Company entered into the Inventory ABL in relation to and upon closing of the 2024 Aaron’s Take Private. The Inventory ABL operates as a credit facility that allows the Company to purchase assets and is secured by the Company’s merchandise inventory related to its BrandsMart facilities and inventory related to its Aaron’s facilities. The Inventory ABL has a maturity date of October 1, 2027.
Borrowings under the Inventory ABL bear interest at a rate per annum of SOFR plus 5.00%. As of December 31, 2025, $      was outstanding under the Inventory ABL.
Master Loan and Security Agreement (Overadvance Facility) (Successor)
During the 2024 Successor Period, the Company entered into the Overadvance Facility in relation to and upon closing of the 2024 Aaron’s Take Private. The Overadvance Facility operates as a credit facility that allows the Company to purchase assets and is secured by a second lien on the Company’s leases and lease merchandise that secure the Master Loan and Security Agreement.
The Overadvance Facility has a maturity date of September 30, 2028.
Borrowings under the Overadvance Facility bear interest at a rate per annum as follows: (1) for Class A Advances, the greater of 16.8% and the Term SOFR plus the Class A applicable margin (14.8%); for Class A ABR Advances, the greater of 16.8% and the ABR plus the Class A applicable margin (14.8%); (2) for Class B Advances, the greater of 16.8% and the Term SOFR plus the Class B applicable margin (14.8%); for

Class B ABR Advances, the greater of 16.8% and the ABR plus the Class B applicable margin (14.8%). The effective interest rate of the Inventory ABL was     % for the year ended December 31, 2025.
As of December 31, 2025, $       was outstanding under the Overadvance Facility.
Refer to Note 8 to the accompanying financial statements for a discussion on Predecessor indebtedness.
Financial Covenants
The Master Loan and Security Agreement, Overadvance Facility, and Term Loan Agreement contain customary financial covenants including (a) minimum Interest Coverage Ratio of 1.15 to 1.00, (b) maximum Leverage Ratio for each respective fiscal quarter as outlined in the agreement, (c) minimum liquidity of at least $30.0 million, and a (d) minimum Tangible Asset Coverage Ratio of 1.15 to 1.00. In addition, the Term Loan Agreement contains an additional financial covenant for a minimum Portfolio Value of at least $310 million in merchandise book value on a rolling four month average at the end of each calendar month.
If the Company fails to comply with these covenants, the Company will be in default under these agreements, and all borrowings outstanding could become due immediately. Under the Master Loan and Security Agreement, the Company may pay cash dividends in any year so long as, after giving pro forma effect to the dividend payment, the Company maintains compliance with its financial covenants and no event of default has occurred or would result from the payment. The Company is not aware of any violations of these covenants as of December 31, 2025.
Commitments
Contractual Obligations and Commitments
As part of our ongoing operations, we enter into various arrangements that obligate us to make future payments, including debt agreements, operating leases, and other purchase obligations. The future cash commitments owed under these arrangements generally fluctuate in the normal course of business as we, for example, borrow on or pay down our revolving lines of credit, make scheduled payments on leases or purchase obligations, and renegotiate arrangements or enter into new arrangements. There were no material changes outside the normal course of business in our material cash commitments and contractual obligations from those reported in the 2025 consolidated financial statements.
Critical Accounting Estimates
Our critical accounting estimates are estimates made in accordance with U.S. generally accepted accounting principles (“GAAP”) that involve a significant level of management estimation and have had or are reasonably likely to have a material impact on our consolidated financial statements. Accordingly, the actual results may differ materially from such estimates. For a discussion of the Company’s significant accounting policies and Purchase Accounting, see Notes 1 and 2 to the accompanying consolidated financial statements.
Insurance
We retain a substantial portion of the risk related to employee health, workers’ compensation and general liability claims. However, we maintain stop-loss coverage to limit the exposure related to certain insurance risks. We base our health insurance liability estimation trends in claim payment history, historical trends in claims incurred but not yet reported and other components such as expected increases in medical costs, projected premium costs and the number of plan participants.
Additionally, we base our estimates for workers’ compensation, general and product liability on an actuarial analysis performed by an independent third-party actuary. We review our insurance liability on a regular basis and adjust our accruals accordingly.
Changes in facts and circumstances may lead to a change in the estimated liability due to revisions of the estimated ultimate costs that affect our liability insurance coverage. Our liabilities could be significantly affected if actual results differ from our expectations or prior actuarial analyses.

Recent Accounting Pronouncements
Refer to Note 1 to the accompanying consolidated financial statements for a discussion of recently issued accounting pronouncements.
Quantitative and Qualitative Disclosure about Market Risk
As of December 31, 2025, the Company had $       of outstanding borrowings in the aggregate under the Master Loan and Security Agreement, the Inventory ABL and the Overadvance Facility, further described in Note 8 to the accompanying consolidated financial statements. Borrowings under the Master Loan and Security Agreement bear interest at a rate per annum as follows: (1) for Class A Advances, the greater of 6.5% and the Term SOFR plus the Class A applicable margin (4.5%); for Class A ABR Advances, the greater of 6.5% and the ABR plus the Class A applicable margin (4.5%); (2) for Class B-1 Advances, the greater of 11.0% and the Term SOFR plus the Class B-1 applicable margin (9.0%); for Class B-1 ABR Advances, the greater of 11.0% and the ABR plus the Class B-1 applicable margin (9.0%); (3) for Class B-2 Advances, the greater of 14.5% and the Term SOFR plus the Class B-2 applicable margin (12.5%); for Class B-2 ABR Advances, the greater of 14.5% and the ABR plus the Class B-2 applicable margin (12.5%); and (4) for Class C Advances, the greater of 16.75% and the Term SOFR plus the Class C applicable margin (14.75%); for Class C ABR Advances, the greater of 16.75% and the ABR plus the Class C applicable margin (14.75%). Borrowings under the Inventory ABL bear interest at a rate per annum of SOFR plus 5.00%. Borrowings under the Overadvance Facility bear interest at a rate per annum as follows: (1) for Class A Advances, the greater of 16.8% and the Term SOFR plus the Class A applicable margin (14.8%); for Class A ABR Advances, the greater of 16.8% and the ABR plus the Class A applicable margin (14.8%); (2) for Class B Advances, the greater of 16.8% and the Term SOFR plus the Class B applicable margin (14.8%); for Class B ABR Advances, the greater of 16.8% and the ABR plus the Class B applicable margin (14.8%). The variable rates associated with these facilities exposes us to the risk of increased costs if interest rates rise while we have outstanding borrowings tied to variable rates.
We do not use any significant market risk sensitive instruments to hedge commodity, foreign currency or other risks, and hold no market risk sensitive instruments for trading or speculative purposes.

DESCRIPTION OF KATAPULT’S SECURITIES
The following is a summary of the material terms of Katapult’s securities under the Katapult Charter and the Katapult Bylaws that will be in effect immediately following the Closing. The full text of the Katapult Charter and Katapult Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Katapult Charter and Katapult Bylaws in their entirety for a complete description of the rights and preferences of Katapult securities following the Mergers.
General
The Katapult Charter authorizes the issuance of 250,000,000 shares of common stock, par value $0.0001 per share (“Katapult Common Stock”), and 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Katapult Preferred Stock”). As of January 20, 2026, there were 4,750,258 shares of Katapult Common Stock, 35,000 shares of Series A Convertible Preferred Stock and 30,000 shares of Series B Convertible Preferred Stock outstanding.
Common Stock
Voting Rights
Holders of Katapult Common Stock are entitled to one (1) vote for each share held of record on all matters properly submitted to a vote of stockholders and holders of the Katapult Common Stock shall have the exclusive right to vote for the election of directors. Unless specified in the Katapult Charter or Katapult Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of Katapult stockholders at which there is a quorum is required to approve any such matter voted on by its stockholders. The Katapult Board is divided into three (3) classes, each of which generally serve for a term of three (3) years with only one (1) class of directors being elected each year. At any meeting of stockholders for the election of one or more directors at which a quorum is present, the election shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Katapult stockholders do not have cumulative voting rights.
Economic Rights
Dividends and Distributions.   Katapult stockholders are entitled to receive ratable dividends, if any, as may be declared from time to time by the Katapult Board out of legally available assets or funds.
Liquidation Rights.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of Katapult, after payment or provision for payment of the debts and other liabilities of Katapult, the holders of shares of Katapult Common Stock shall be entitled to receive all the remaining assets of Katapult available for distribution to its stockholders, ratably in proportion to the number of shares of Katapult Common Stock held by them.
No Preemptive or Similar Rights
Holders of Katapult Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to Katapult Common Stock. The rights, preferences and privileges of the holders of Katapult Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Katapult Preferred Stock that Katapult has designated and issued or may designate and issue in the future.
Preferred Stock
The following includes a summary of the material terms of the Katapult Convertible Preferred Stock, which we expect to no longer be outstanding following the Mergers as a result of the Hawthorn Preferred Stock Exchange described below. The following descriptions of the Katapult Convertible Preferred Stock do not purport to be complete and are qualified in their entirely by reference to the Preferred Stock Designations setting forth the respective terms of the Series A Convertible Preferred Stock and Series B Convertible Preferred

Stock, which are attached as Exhibits 3.1 and 3.2, respectively, to Katapult’s Current Report on Form 8-K, filed with the SEC on November 3, 2025.
Under the Katapult Charter, the Katapult Board may, without further action by Katapult stockholders, fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Katapult Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Katapult Board is expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions of up to an aggregate of 25,000,000 shares of preferred stock.
On November 3, 2025, Katapult entered into (a) a certain Series A Investment Agreement with Hawthorn (the “Series A Investment Agreement”), pursuant to which Katapult issued and sold to Hawthorn an aggregate of 35,000 shares of a newly created Series A Convertible Preferred Stock at a purchase price of $1,000 per share, and (b) a certain Series B Investment Agreement with Hawthorn (the “Series B Investment Agreement”), pursuant to which Katapult issued and sold to Hawthorn an aggregate of 30,000 shares of Series B Convertible Preferred Stock at a purchase price of $1,000 per share.
Ranking
The Series A Convertible Preferred Stock ranks senior to Katapult Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution as described in the Preferred Stock Designation for the Series A Convertible Preferred Stock, which was filed by Katapult with the Secretary of State of the State of Delaware and became effective on November 3, 2025 (the “Series A Certificate of Designations”). The Series B Convertible Preferred Stock ranks senior to the Series A Convertible Preferred Stock and the Katapult Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution as described in the Preferred Stock Designation for the Series B Convertible Preferred Stock, which was filed by Katapult with the Secretary of State of the State of Delaware and became effective on November 3, 2025 (the “Series B Certificate of Designations”, and together with the Series A Certificate of Designations, the “Certificate of Designations”).
Dividends
Holders of shares of Katapult Convertible Preferred Stock are entitled to a regular dividend (each, a “Dividend”), which is payable weekly. However, beginning on, and including, the date the Preferred Stockholder Approval is obtained, each Dividend will instead be payable quarterly. Dividends accrue at a rate of 18% per annum. However, beginning on, and including, the later of (i) the date of the meeting at which the Preferred Stockholder Approval is obtained and (ii) the date of Katapult’s 2026 Annual Meeting of Stockholders, Dividends will instead accrue at a rate of 12% per annum. In addition, the Certificate of Designations provides that if the Preferred Stockholder Approval is not obtained on or before the earlier of (a) the date of Katapult’s first annual or special meeting of stockholders following November 3, 2025 and (b) February 27, 2026, then the Dividend rate will be increased by one percent (1%) during the period from, and including, such deadline to, but excluding, the date when the Preferred Stockholder Approval is first obtained, if at all; however, notwithstanding the foregoing, Hawthorn as the sole holder of Katapult Convertible Preferred Stock has entered into a waiver providing that no increase in the Dividend rate will occur unless the Preferred Stockholder Approval is not obtained on or prior to the date of Katapult’s first annual meeting of stockholders following November 3, 2025. For any week or quarter, as the case may be, in which Katapult elects not to pay a Dividend in cash with respect to a share of Katapult Convertible Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the applicable Certificate of Designations. In addition, no dividend or other distribution on the Katapult Common Stock will be declared or paid on the Katapult Common Stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Katapult Convertible Preferred Stock. Holders of Katapult Convertible Preferred Stock are also entitled to participate in and receive any dividends declared or paid on the Katapult Common Stock on an as-converted basis, and no dividends may be paid to holders of Katapult Common Stock unless full participating dividends are concurrently paid to holders of Katapult Convertible Preferred Stock.

Liquidation Preference
Upon a liquidation, dissolution or winding up of Katapult, subject to the rights of any of Katapult’s creditors or holders of shares of Series B Convertible Preferred Stock, each holder of Series A Convertible Preferred Stock will be entitled to receive, with respect to each share of then-outstanding Series A Convertible Preferred Stock, out of the assets of Katapult available for distribution to its stockholders, an amount in cash equal to (i) $1,000 per share of Series A Convertible Preferred Stock, plus (ii) accrued but unpaid dividends that have accumulated on such shares. Upon a liquidation, dissolution or winding up of Katapult, subject to the rights of any of Katapult’s creditors, each holder of Series B Convertible Preferred Stock will be entitled to receive, with respect to each share of then-outstanding Series B Convertible Preferred Stock, out of the assets of Katapult available for distribution to its stockholders, an amount in cash equal to (i) $1,000 per share of Series B Convertible Preferred Stock, plus (ii) accrued but unpaid dividends that have accumulated on such shares.
Conversion Rights
Optional Conversion.   Subject to the Ownership Limitation described below, each holder of Katapult Convertible Preferred Stock has the right, at its option, to convert its Katapult Convertible Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Katapult Common Stock. The initial conversion rate of the Series A Convertible Preferred Stock was 81.16883 shares of Katapult Common Stock per $1,000 of liquidation preference. The initial conversion rate of the Series B Convertible Preferred Stock was 87.79631 shares of Katapult Common Stock per $1,000 of liquidation preference. Each conversion rate is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar event. Each conversion rate is also subject to adjustment for certain dilutive offerings occurring during the first nine months following November 3, 2025, with any such adjustment prior to the receipt of the Preferred Stockholder Approval being limited by a cap based on the closing price for the Katapult Common Stock on October 31, 2025 of $11.39.
Mandatory Conversion.   Subject to certain conditions described below, Katapult may, at its option, after November 3, 2027, require the mandatory conversion of all (but not less than all) of the outstanding shares of either or both series of Katapult Convertible Preferred Stock into Katapult Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date Katapult notifies holders of the Katapult Convertible Preferred Stock of its election to require a mandatory conversion, the closing sale price of the Katapult Common Stock is at least 115% of the conversion price for the relevant series of Katapult Convertible Preferred Stock. Katapult may not exercise its right to mandatorily convert all outstanding shares of either or both series of Katapult Convertible Preferred Stock unless (i) certain liquidity conditions with regard to the shares of Katapult Common Stock to be issued upon such conversion(s) are satisfied, and (ii) either (1) the Preferred Stockholder Approval has been obtained or (2) Katapult has previously held one or more meetings of its stockholders for purposes of obtaining the Preferred Stockholder Approval.
Ownership Limitation.   Pursuant to the terms of the Certificate of Designations, unless and until approval of the Preferred Stockholder Approval contemplated by NASDAQ Rules, no holder of Katapult Convertible Preferred Stock may convert shares of Katapult Convertible Preferred Stock, pursuant to either an optional or a mandatory conversion, into shares of Katapult Common Stock if and to the extent that such conversion would result in such holder beneficially owning in excess of 19.99% of all outstanding shares of Katapult Common Stock as of November 3, 2025 (such limitation, the “Ownership Limitation”).
Voting and Consent Rights
Pursuant to the Series A Certificate of Designations, holders of the Series A Convertible Preferred Stock generally are entitled to vote with holders of shares Katapult Common Stock on all matters submitted for a vote of holders of shares of Katapult Common Stock (voting together with the holders of shares of Katapult Common Stock as one class) on an as-converted basis, and each holder of Series A Convertible Preferred Stock is generally entitled to be treated as if such holder were the holder of record, as of , 2026, the record date, or other relevant date for such matter, of a number of shares of Katapult Common Stock that would be issuable upon conversion of such holder’s Series A Convertible Preferred Stock, in each case, subject to (x) the Ownership Limitation and (y) the limitation that the conversion rate, for this purpose, will be deemed not to exceed 87.7963 shares of Katapult Common Stock per $1,000 of liquidation preference, regardless of any adjustments to the conversion rate other than proportionate adjustments for stock dividends, stock splits and stock combinations with respect to the Katapult Common Stock.
Except as set forth in the immediately succeeding sentence, holders of Series B Convertible Preferred Stock have no voting rights. Certain matters require the approval of the holders of a majority of the outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, voting as separate classes, including (1) amendments, modifications or repeal of any provision of the Katapult Charter to create, or to increase the authorized numbers of shares of any class or series of senior or parity equity securities (vis-à-vis the relevant series of Katapult Convertible Preferred Stock) or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities, (2) amendments, modifications or repeal of any provision of the Katapult Charter that would adversely affect the rights, preferences or voting powers of the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be, (3) to increase or decrease the number of authorized shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as the case may be, or issue additional shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock, as the case may be, and (4) certain business combinations and binding or statutory share exchanges or reclassifications involving the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be, unless such events do not adversely affect the rights, preferences or voting powers of the Series A Convertible Preferred Stock or the Series B Convertible Preferred Stock, as the case may be.
Repurchase Rights
If Katapult undergoes a “Change of Control” (as defined in the Certificate of Designations), each holder of Katapult Convertible Preferred Stock may require Katapult to repurchase all or a portion of its then-outstanding shares of Katapult Convertible Preferred Stock at a price equal to (1) if the “Change of Control” occurs prior to November 3, 2026, 100%, or (2) if the “Change of Control” occurs on or after November 3, 2026, 150%, in each case, of the then-current liquidation preference per share of Katapult Convertible Preferred Stock, plus accumulated and unpaid dividends. Katapult may elect to pay the “Change of Control” repurchase price in cash, shares of Katapult Common Stock (or other securities) or any combination thereof, except that Katapult may not elect to deliver shares of Katapult Common Stock (or other securities) if certain liquidity conditions with regard to such shares would not be satisfied or if the Ownership Limitation would be breached as a result of such delivery.
Transfer Restrictions
Until the earlier of (x) November 3, 2026, and (y) the occurrence of a transaction resulting in a “Change of Control” (as defined in the Certificate of Designations), Hawthorn is restricted from transferring the Katapult Convertible Preferred Stock and the shares of Katapult Common Stock underlying the Katapult Convertible Preferred Stock, subject to certain specified exceptions set forth in the Series A Investment Agreement and the Series B Investment Agreement. Subject to certain conditions, these restrictions do not prohibit any lien on any share of Katapult Convertible Preferred Stock or on any share of Katapult Common Stock issued upon conversion thereof, or any exercise of remedies with respect to any such liens pursuant to one or more credit facilities of Hawthorn or any back leverage financing.
Hawthorn Preferred Stock Exchange
In connection with the Mergers, Katapult and Hawthorn have entered into a letter agreement pursuant to which Katapult has agreed, conditioned upon consummation of the Mergers, to repurchase all outstanding shares of Katapult Convertible Preferred Stock issued to Hawthorn at an aggregate price equal to the aggregate liquidation preference of such shares at the close of business on the business day immediately preceding the Aaron’s MIP Exchange, plus the aggregate amount of any accrued and unpaid dividends thereon. The purchase price is payable by the issuance of a new, subordinated debt instrument by Katapult, or, at Katapult’s election, a subsidiary of Katapult.
For more information, see the section titled “The Merger Agreement — Pre-Closing Transactions —
Hawthorn Preferred Stock Exchange” in this proxy statement/prospectus.

Katapult Private Warrants
On November 3, 2025, pursuant to a Warrant Assignment Agreement, warrants to purchase an aggregate 646,264 shares of Common Stock held by various funds and accounts managed by Blue Owl Capital Holdings LP, including: Blue Owl Asset Income Fund IV LP, Blue Owl Asset Income Fund V LP, Blue Owl Asset Income Fund (Cayman) IV LP, Blue Owl Asset Income Fund (Cayman) V LP, Blue Owl Asset Special Opportunities Fund VII LP, Blue Owl Asset Special Opportunities Fund (Cayman) VII LP and ACM Alamosa (Cayman) Holdco LP, were assigned and transferred for no consideration to Hawthorn. The warrants to purchase an aggregate of 160,000 shares of Katapult Common Stock had an exercise price of $0.25 per share of Katapult Common Stock and were set to expire on March 6, 2030 (the “First Warrants”) and the warrants to purchase an aggregate of 486,264 shares of Katapult Common Stock had an exercise price of $0.01 per share of Katapult Common Stock and were set to expire on June 12, 2032 (the “Second Warrants” and, together with the First Warrants, the “Katapult Private Warrants”).
The First Warrants
The First Warrants were originally part of a warrant (the “Original Warrant”) to purchase 4,000,000 shares (on a pre-reverse stock split basis) of Katapult Common Stock, which was issued to Midtown Madison Management LLC in connection with the Fifteenth Amendment to that certain Loan and Security Agreement, dated as of the March 6, 2023, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult, Midtown Madison Management LLC, and the lenders parties thereto from to time as lenders. Capitalized terms in this section will have the meaning ascribed to them in the First Warrants, if not separately defined herein.
The First Warrants may be exercised upon delivery of the warrants with a duly executed notice of exercise to Katapult and delivery to Katapult of a check, wire transfer, or other form of payment acceptable to Katapult in an amount equal to the aggregate Warrant Price for the Katapult Common Stock being purchased, unless the warrantholder elects to exercise the warrants on a “cashless basis”. Warrantholders shall be entitled to receive a certificate for the number of shares of Katapult Common Stock equal to the excess of the fair market value over the Warrant Price for one share of Katapult Common Stock, multiplied by the number of vested warrant shares being exercised, and then divided by the fair market value of the Katapult Common Stock on the date of such “cashless exercise”. The “fair market value” shall mean (i) if the Katapult Common Stock is then publicly listed or quoted on one or more securities exchanges, inter-dealer quotation systems or over-the-counter markets, the fair market value of a share of Katapult Common Stock shall be the closing price per share of Katapult Common Stock reported on the principal such exchange, system or market for the business day immediately before the warrantholder delivers the warrants to Katapult, (ii) if the date the fair market value is determined is the date of an event deemed to be a liquidation, dissolution or winding up pursuant to the Katapult Charter, the fair market value of a share of Katapult will be equal to all amounts payable per share to holders of the Katapult Common Stock and (iii) if the Katapult Common Stock is not then publicly listed or quoted on one or more securities exchanges, inter-dealer quotation systems or over-the-counter markets, then the Katapult Board shall determine the fair market value of a share of Katapult Common Stock in its reasonable good faith judgement, provided that if the warrantholder advises the Katapult Board in writing that the warrantholder disagrees with such determination, Katapult and the warrantholder shall promptly agree upon a reputable investment banking firm to undertake such valuation.
Pursuant to the First Warrants, a warrantholder may exercise its warrants only for a whole number of shares of Katapult Common Stock. If a fractional share interest arises upon any exercise of the warrants, Katapult shall eliminate such fractional share interest by paying the warrantholder the amount computed by multiplying the fractional interest by the Fair Market Value of a full share of Katapult Common Stock. The warrants are exercisable in whole or in part at any time and from time to time on and after July 21, 2025 and will expire on March 6, 2030.
Upon the closing of an acquisition in which the holders of the securities of Katapult before the transaction own less than 50% of the outstanding voting securities of the surviving entity after the transaction, the successor entity will assume the obligations of the warrants and the warrants will be exercisable for the same securities, cash and property as would be payable for the Katapult Common Stock issuable upon exercise of the unexercised portion of the warrants as if such shares of Katapult Common

Stock were outstanding on , 2026, the record date, for the acquisition and subsequent closing, and the Warrant Price will be adjusted accordingly. In the event consideration to be received by Katapult’s stockholders in an acquisition consists solely of cash, solely of Marketable Securities, or a combination of cash and Marketable Securities (a “Cash/Public Acquisition”), and the fair market value of one share would be greater than the Warrant Price in effect on such date immediately prior to such Cash/Public Acquisition, and the warrantholder has not exercised the warrant as to all shares, then (A) the warrant shall automatically be deemed to be cashless exercised as to all shares for which it has not been previously exercised effective immediately prior to and contingent upon the consummation of such Cash/Public Acquisition and (B) in connection with such cashless exercise, Katapult shall promptly notify the warrantholder of the number of Shares (or such other Marketable Securities) issued upon exercise. In the event of a Cash/Public Acquisition where the fair market value of one share would be less than the Warrant Price in effect immediately prior to such Cash/Public Acquisition, then the warrant will expire immediately prior to the consummation of such Cash/Public Acquisition.
If Katapult, at any time while the warrants are outstanding, (i) pays a dividend on the shares payable in Katapult Common Stock, (ii) subdivides the outstanding shares into a greater number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Katapult Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of Katapult Common Stock any shares of capital stock of Katapult, then (A) the Warrant Price will be adjusted by multiplying the Warrant Price by a fraction, the numerator of which equals the number of shares of Katapult Common Stock outstanding immediately prior to such event, and the denominator of which equals the number of shares of Katapult Common Stock outstanding after such event, and (B) the number of shares issuable under the warrants shall be concurrently adjusted by multiplying such number by the reciprocal of such fraction. Such adjustments will take effect on the effective date of such dividend, subdivision, combination or issuance by reclassification and will apply similarly to successive reclassifications, exchanges, combinations, substitutions, recapitalizations and reorganizations.
Except as otherwise provided in the warrants, warrantholders will not have any rights as a shareholder of Katapult until the exercise of the warrant. The shares of Katapult Common Stock for which the warrant is exercisable will at all times be free from preemptive rights (unless a valid waiver has been received by Katapult from the holder of such rights) and any other rights that would prevent the exercise of the warrant in full by the warrantholder. Warrantholders are also entitled to certain information rights where Katapult will deliver (i) all notices or other communications to which the warrantholder would be entitled to if it held shares of Katapult Common Stock to which the warrant was then exercisable and (ii) Katapult’s quarterly, unaudited financial statements within forty-five days after the end of each of the first three quarters of the fiscal year and Katapult’s annual, audited financial statements within ninety days after the end of each fiscal year.
The shares of Katapult Common Stock for which the warrants are then exercisable carry registration rights. Following March 6, 2023, Katapult must prepare and file with the SEC a registration statement on Form S-3 or Form S-1 covering the resale of the shares of Katapult Common Stock then exercisable (and any Katapult Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares) no later than forty-five days after March 6, 2023 and shall use commercially reasonable efforts to cause the SEC to declare the registration statement effective no later than ninety days after March 6, 2023. Katapult must also, as soon as reasonably practicable, prepare and file with the SEC such amendments and supplements to the registration statement and the prospectus that forms a part thereof as may be necessary or advisable to keep the registration current and effective for the shares held by the warrantholder for a period ending on the earlier of (i) the date on which all shares may be sold pursuant to Rule 144 in any three-month period or (ii) such time as all shares have been sold pursuant to a registration statement or Rule 144.
The Second Warrants
The Second Warrants consist of four warrants issued in connection with the 2025 Loan Agreement). Capitalized terms in this section will have the meaning ascribed to them in the Loan Agreement, if not separately defined herein.

The maximum amount of warrants under the Second Warrants will be exercisable upon the earliest to occur of (i) the completion of the Requisite Special Stockholder Meeting (as defined in the 2025 Loan Agreement) (regardless of the outcome of the vote), (ii) upon any cancellation or revocation of the Requisite Special Stockholder Meeting, (iii) an Acquisition, (iv) the repayment in full of all Obligations under the Loan Agreement, (v) the occurrence of an Event of Default under the Loan Agreement that has not been waived in accordance with the terms thereof, (vi) the revocation of any waiver of Existing Defaults in accordance with the terms of the Loan Agreements or (vii) the date that is six months from June 12, 2025.
The Second Warrants may be exercised upon delivery of the warrants with a duly executed notice of exercise to Katapult and delivery to Katapult of a check, wire transfer, or other form of payment acceptable to Katapult in an amount equal to the aggregate Warrant Price for the Katapult Common Stock being purchased, unless the warrantholder elects to exercise the warrants on a “cashless basis”. Warrantholders shall be entitled to receive a number of shares of Katapult Common Stock equal to the excess of the fair market value over the Warrant Price for one share of Katapult Common Stock, multiplied by the number of warrant shares being exercised, and then divided by the fair market value of the Katapult Common Stock on the date of the determination of fair market value (the “Determination Date”) for such “cashless exercise”. The “fair market value” shall mean (i) if the Katapult Common Stock is then publicly listed or quoted on one or more securities exchanges, inter-dealer quotation systems or over-the-counter markets, the fair market value of a share of Katapult Common Stock shall be the closing price per share of Katapult Common Stock reported on the principal such exchange, system or market for the Determination Date, (ii) if the Determination Date is the date of an event deemed to be a liquidation, dissolution or winding up pursuant to the Katapult Charter, the fair market value of a share of Katapult will be equal to all amounts payable per share to holders of the Katapult Common Stock and (iii) if on the Determination Date the Katapult Common Stock is not then publicly listed or quoted on one or more securities exchanges, inter-dealer quotation systems or over-the-counter markets, then the Katapult Board shall determine the fair market value of a share of Katapult Common Stock in its reasonable good faith judgement, provided that if the warrantholder advises the Katapult Board in writing that the warrantholder disagrees with such determination, Katapult and the warrantholder shall promptly agree upon a reputable investment banking firm to undertake such valuation.
On or before the first trading date following the date Katapult receives the applicable notice of exercise and, if applicable, payment of the aggregate Warrant Price, Katapult will transmit an acknowledgment of confirmation of receipt of the notice of exercise to the warrantholder and Katapult’s transfer agent. Katapult shall use commercially reasonable efforts to issue in uncertificated book-entry form the number of shares of Katapult Common Stock to which the warrantholder is entitled on or before the third business day following the date on which the warrantholder has delivered the applicable notice of exercise and, if applicable, payment of the Warrant Price, and evidence thereof shall be promptly delivered by the transfer agent to the warrantholder. Any certificate representing shares of Katapult Common Stock, or any shares of Katapult Common Stock issued in book-entry form, shall bear a restrictive Securities Act legend.
Pursuant to the Second Warrants, a warrantholder may exercise its warrants only for a whole number of shares of Katapult Common Stock. If a fractional share interest arises upon any exercise of the warrants, Katapult shall eliminate such fractional share interest by paying the warrantholder the amount computed by multiplying the fractional interest by the Fair Market Value of a full share of Katapult Common Stock.
Upon the closing of an acquisition in which the holders of the voting securities of Katapult before the transaction own less than 50% of the outstanding voting securities of the surviving entity after the transaction, the successor entity will assume the obligations of the warrants and the warrants will be exercisable for the same securities, cash and property as would be payable for the Katapult Common Stock issuable upon exercise of the unexercised portion of the warrants as if such shares of Katapult Common Stock were outstanding on , 2026, the record date, for the acquisition and subsequent closing, and the Warrant Price will be adjusted accordingly. In the event of a Cash/Public Acquisition, and the fair market value of one share would be greater than the Warrant Price in effect on such date immediately prior to such Cash/Public Acquisition, and the warrantholder has not exercised the warrant as to all shares, then (A) the warrant shall automatically be deemed to be cashless exercised as to all shares for which it has not been previously exercised effective immediately prior to and contingent upon the consummation of such Cash/Public Acquisition and (B) in connection with such cashless exercise, Katapult shall promptly notify the warrantholder of the number of shares (or such other Marketable Securities) issued upon exercise. In the event of a Cash/Public Acquisition where the fair market value of one share would be less than the Warrant Price in effect immediately prior to such Cash/Public Acquisition, then the warrant will expire immediately prior to the consummation of such Cash/Public Acquisition.
If Katapult, at any time while the warrants are outstanding, (i) pays a dividend on the shares payable in Katapult Common Stock, (ii) subdivides the outstanding shares into a greater number of shares, (iii) combines (including by way of a reverse stock split) outstanding shares of Katapult Common Stock into a smaller number of shares or (iv) issues by reclassification of shares of Katapult Common Stock any shares of capital stock of Katapult, then (A) the Warrant Price will be adjusted by multiplying the Warrant Price by a fraction, the numerator of which equals the number of shares of Katapult Common Stock outstanding immediately prior to such event, and the denominator of which equals the number of shares of Katapult Common Stock outstanding after such event, and (B) the number of shares of issuable under the warrants shall be concurrently adjusted by multiplying such number by the reciprocal of such fraction. Such adjustments will take effect on the effective date of such dividend, subdivision, combination or issuance by reclassification and will apply similarly to successive reclassifications, exchanges, combinations, substitutions, recapitalizations and reorganizations. If an adjustment to the Warrant Price would reduce the Warrant Price to an amount below the par value of the Katapult Common Stock, then such adjustment in the Warrant Price shall reduce the Warrant Price to the par value of the Katapult Common Stock, and in no event shall the Warrant Price be adjusted to be lower than such par value.
Except as otherwise provided in the warrants, warrantholders will not have any rights as a shareholder of Katapult until the exercise of the warrant. The shares of Katapult Common Stock for which the warrant is exercisable will at all times be free from preemptive rights (unless a valid waiver has been received by Katapult from the holder of such rights) and any other rights that would prevent the exercise of the warrant in full by the warrantholder. Warrantholders are also entitled to certain information rights where Katapult will deliver (i) all notices or other communications to which the warrantholder would be entitled to if it held shares of Katapult Common Stock for which the warrant was then exercisable and (ii) Katapult’s quarterly, unaudited financial statements within forty-five days after the end of each of the first three quarters of the fiscal year and Katapult’s annual, audited financial statements within ninety days after the end of each fiscal year.
The shares of Katapult Common Stock for which the warrants are then exercisable carry registration rights. Following June 12, 2025, Katapult must prepare and file with the SEC a registration statement on Form S-3 or Form S-1 covering the resale of the Katapult Common Stock issuable upon exercise of the warrants (and any Katapult Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the Katapult Common Stock issuable upon exercise of the warrants) no later than forty-five days after June 12, 2025 and shall use commercially reasonable efforts to cause the SEC to declare the registration statement effective no later than ninety days after June 12, 2025. Katapult must also, as soon as reasonably practicable, prepare and file with the SEC such amendments and supplements to the registration statement and the prospectus that forms a part thereof as may be necessary or advisable to keep the registration current and effective for the Katapult Common Stock issuable upon exercise of the warrants held by the warrantholder for a period ending on the earlier of (i) the date on which all Katapult Common Stock issuable upon exercise of the warrants may be sold pursuant to Rule 144 in any three-month period or (ii) such time as all Katapult Common Stock issuable upon exercise of the warrants have been sold pursuant to a registration statement or Rule 144.
Katapult Public Warrants
The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company (“CST”), as warrant agent, and FinServ Acquisition Corp. (“FinServ”), dated October 31, 2019 (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding warrants to make any change that adversely affects the interests of the registered holders of warrants. Katapult has authorized 11,500,000 redeemable warrants, of which 1,150,000 are outstanding. Capitalized terms in this section will have the meaning ascribed to them in the Warrant Agreement, if not separately defined herein.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check payable to Katapult or by wire transfer, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Katapult Common Stock and any voting rights until they exercise their warrants and receive shares of Katapult Common Stock. After the issuance of shares of Katapult Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.
Pursuant to the Warrant Agreement, a warrantholder may exercise its warrants only for a whole number of shares of Katapult Common Stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. Only whole warrants are traded. The warrants will expire five (5) years after the completion of the initial business combination, at 5:00 p.m. Eastern Time or earlier upon redemption or liquidation.
Katapult will not be obligated to deliver any shares of Katapult Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Katapult Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying Katapult’s obligations described below with respect to registration. No warrant is exercisable and Katapult will not be obligated to issue shares of Katapult Common Stock upon exercise of a warrant unless Katapult Common Stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Katapult be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Katapult Common Stock underlying such unit. Katapult may call the warrants for redemption:
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrantholder; and

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if, and only if, the reported last sale price of the Katapult Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three (3) business days before Katapult sends the notice of redemption to the warrantholders.

If and when the warrants become redeemable, Katapult may not exercise its redemption right if the issuance of shares of Katapult Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or Katapult is unable to effect such registration or qualification.
Katapult established the last of the redemption criteria discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Katapult issues a notice of redemption of the warrants, each warrantholder is entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Katapult Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
If Katapult calls the warrants for redemption as described above, Katapult’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, Katapult’s cash position, the number of warrants that are outstanding and the dilutive effect on Katapult stockholders of issuing the maximum number of shares of Katapult Common Stock issuable upon the exercise of Katapult warrants. If Katapult management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Katapult Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Katapult Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Katapult Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If Katapult management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Katapult Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If Katapult calls its warrants for redemption and Katapult management does not take advantage of this option, FinServ Holdings LLC, the Sponsor, and its permitted transferees would still be entitled to exercise their warrants originally issued in a private placement in connection with the initial public offering of FinServ, for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that, to the warrant agent’s actual knowledge, after giving effect to such exercise, such person (together with such person’s affiliates) would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Katapult Common Stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of Katapult Common Stock or by a split-up of shares of Katapult Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Katapult Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Katapult Common Stock. A rights offering to holders of Katapult Common Stock entitling holders to purchase shares of Katapult Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Katapult Common Stock equal to the product of (i) the number of shares of Katapult Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Katapult Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Katapult Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Katapult Common Stock, in determining the price payable for Katapult Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Katapult Common Stock as reported during 10 trading day period ending on the trading day prior to the first date on which the shares of Katapult Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if Katapult, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities, or other assets to the holders of Katapult Common Stock on account of such shares of Katapult Common Stock (or other shares of Katapult capital stock into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, with respect to any other provision relating to stockholders’ rights, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Katapult Common Stock in respect of such event.
If the number of outstanding shares of Katapult Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Katapult Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Katapult Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Katapult Common Stock.
Whenever the number of shares of Katapult Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Katapult Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Katapult Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of Katapult Common Stock (other than those described above or that solely affects the par value of such shares of Katapult Common Stock), or in the case of any merger or consolidation of Katapult with or into another corporation (other than a consolidation or merger in which Katapult is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Katapult Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Katapult as an entirety or substantially as an entirety in connection with which Katapult is dissolved, the warrantholders will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Katapult Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Katapult Common Stock in such a transaction is payable in the form of Katapult Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value of the warrant. The purpose of such exercise price reduction is to provide additional value to warrantholders when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the warrantholders otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
Anti-Takeover Provisions
Certificate of Incorporation and Bylaws
Among other things, the Katapult Charter and Katapult Bylaws:
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permit the Katapult Board to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

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provide that the authorized number of directors may be changed only by resolution of the Katapult Board;

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provide that the Katapult Board will be classified into three classes of directors;

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provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, directors may only be removed for cause and only upon the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of Katapult entitled to vote generally in the election of directors, voting together as a single class;

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provide that all vacancies, including newly created directorships, may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director;

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require that any action required or permitted to be taken by Katapult stockholders must be effected at a duly called annual or special meeting of Katapult stockholders and may not be effected by any consent in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

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provide that special meetings of Katapult stockholders may be called only by the chairman of the Katapult Board, the chief executive officer or by the Katapult Board pursuant to a resolution adopted by a majority of the total number of authorized directors; and

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not provide for cumulative voting rights.

The affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of Katapult entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal certain provisions above, with Article X in the Katapult Charter providing additional details on amendments to the Katapult Charter and these provisions.
The combination of these provisions will make it more difficult for existing Katapult stockholders to replace the Katapult Board as well as for another party to obtain control of us by replacing the Katapult Board. Because the Katapult Board has the power to retain and discharge Katapult’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Katapult Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change Katapult’s control.
These provisions are intended to enhance the likelihood of continued stability in the composition of the Katapult Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce Katapult’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Katapult’s shares and may have the effect of delaying changes in Katapult’s control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of Katapult’s stock that could result from actual or rumored takeover attempts. Katapult believes that the benefits of these provisions, including increased protection of Katapult’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Katapult, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Choice of Forum
Unless Katapult consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Katapult, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Katapult to Katapult or Katapult’s stockholders, (iii) any action asserting a claim against Katapult, its directors, officers or employees arising pursuant to any provision of the DGCL or the Katapult Charter or the Katapult Bylaws, (iv) any action asserting a claim against Katapult, its directors, officers or employees governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as such term is defined in Section 115 of the DGCL, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act.

Notwithstanding the foregoing, the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Unless Katapult consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of Katapult shall be deemed to have notice of and consented to this provision.
Transfer Agent and Warrant Agent
The transfer agent and warrant agent for the warrants is Continental Stock Transfer & Trust.

COMPARISON OF EQUITYHOLDER RIGHTS
Katapult is incorporated under the laws of the State of Delaware, CCFI is organized under the laws of the State of Delaware, and Aaron’s is incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of Katapult and Aaron’s are currently, and will continue to be, governed by the DGCL, and the rights of the unitholders of CCFI are currently governed by the DLLC.
If the Mergers are completed, CCFI unitholders and Aaron’s stockholders will become stockholders of Katapult, and their rights will be governed by the DGCL, as well as the Katapult Charter and the Katapult Bylaws, which are attached to this proxy statement/prospectus as Annexes B and C, respectively.
While Katapult, CCFI and Aaron’s believe that the following summary tables cover the material differences between the rights of their stockholders and unitholders, as applicable, prior to the Mergers, and the rights of Katapult stockholders following the Mergers, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Katapult, CCFI and Aaron’s stockholders and unitholders, as applicable, and are qualified in their entirety by reference to the DGCL and DLLC, as applicable, and the various documents of Katapult, CCFI and Aaron’s that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder or unitholder, as applicable, of Katapult, CCFI and Aaron’s before the Mergers and after the Mergers. For more information on how to obtain the documents that are not attached to this joint proxy statement/prospectus, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.
	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
Authorized Capital Stock	The authorized capital stock of Katapult consists of two hundred fifty million (250,000,000) shares of Katapult Common Stock, and twenty-five million (25,000,000) shares of preferred stock, par value $0.0001 per share.	The authorized CCFI units include Class D Preferred Units, Class A Common Units, Class C Common Units and Class M Common Units.	The authorized capital stock of Aaron’s consists of one million (1,000,000) shares of Aaron’s Common Stock, par value $0.01 per share.
Special Meetings of Stockholders	The Katapult Bylaws provide that a special meeting of stockholders may only be called by the Katapult Board acting pursuant to a resolution adopted by a majority of the authorized directors, the Chairperson of the Board, or the Chief Executive Officer and may not be called by any other persons.	Under the CCFI LLCA, special meetings of Members (or any class thereof), for any purpose or purposes, may only be called by the Board, any qualified Class D Preferred Unit unitholder or by the unitholders owning CCFI Voting Units representing at least thirty-five percent (35%) or more of the voting power.	The Aaron’s Bylaws provide that special meetings of stockholders may be called by the Board of Directors or the President.
Quorum	Except as otherwise provided by law or in the Katapult Bylaws, the holders of a majority of the shares of the capital stock of Katapult entitled to vote at the meeting, present in person or represent by	The CCFI LLCA provides that except as otherwise provided by law or the CCFI Certificate of Formation, the unitholders holding a majority in voting power and entitled to vote at a meeting, whether	The Aaron’s Bylaws provide that the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person, or represented by

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders

proxy, shall constitute a quorum.
Where a separate class vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on the matter.

present in person or represented by proxy, shall constitute a quorum for the transaction of business at each meeting of the Members. Once established, a quorum shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment.
Holders of units who are not admitted as Members in accordance with the CCFI LLCA shall not be included in the calculation of determining whether a quorum or a majority was achieved in connection with a vote of any such units.
proxy, shall be necessary and sufficient to constitute a quorum at all meetings of stockholders for the transaction of business.
Adjournments
The Katapult Bylaws provide that any meeting of stockholders may be adjourned to any other time or place by the chairperson of the meeting, or in the absence of such person, by an officer entitled to preside at or to act as secretary of such meeting, or by the holders of a majority of the shares of the stock present or represented at the meeting and entitled to vote, although less than a quorum.
If the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if the Board fixes a new record date for determining the stockholders entitled to vote at the adjourned meeting, written notice of the place, data and time of the adjourned meeting and

The CCFI LLCA provides that any meeting of Members may be adjourned from time to time by the chairperson presiding over the meeting or by a majority of the voting power of the unitholders present in person or represented by proxy, and may be reconvened at the same or some other place.
If the adjournment is for more than thirty (30) days or, if after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Member entitled to vote at the adjourned meeting.

Under the Aaron’s Bylaws, if a majority shall not be present in person or represented by proxy at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, despite the absence of a quorum, without notice other than announcement at the meeting.
If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
the means of remote communication shall be given.
Voting
Under the Katapult Bylaws, each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held.
Matters other than the election of directors shall be determined by a majority of the votes cast by stockholders present in person or represented by proxy and entitled to vote on the matter, provided a quorum is present.

Under the CCFI LLCA, other than a matter for which the affirmative vote of the holders of a specified portion of all units or any class of units entitled to vote is required by the DLLC or by the CCFI LLCA, the affirmative vote of the Members holding CCFI Voting Units, voting as a single class, representing a majority of the voting power of the outstanding CCFI Voting Units present in person or represented by proxy and entitled to vote on the matter subject to a vote shall constitute the action of the Members or unitholders.
Holders of units who are not admitted as Members in accordance with the CCFI LLCA will not be entitled to vote on any matters involving CCFI or such holders’ units, except as specifically provided for in the CCFI LLCA; provided, further, that any units held by such holders shall not be included in the calculation of determining whether a majority was achieved in connection with a vote of any such units.
Where Member approval is required for any action by CCFI, each Member holding CCFI Voting Units shall possess one vote per voting unit, as applicable, held by the Member; provided, that each Member that holds a Class D Preferred Unit shall have

The Aaron’s Bylaws provide that all matters other than the election of directors shall be decided by a majority of votes, cast by the stockholders present in person or represented by proxy and entitled to vote, unless the matter is one for which, by express provisions of statute, of the Aaron’s Certificate of Incorporation or the Aaron’s Bylaws, a different vote is required.
Each stockholder of record shall be entitled to one vote for each outstanding share of capital stock.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
(with respect to each such Class D Preferred Unit) one vote per Class A Common Unit then issuable upon conversion of such Class D Preferred Unit. CCFI Voting Units include Class A Common units and Class D Preferred Units.
Written Consent	The Katapult Charter provides that except as otherwise expressly provided for or fixed pursuant to any Preferred Stock Designation permitting the holders of one or more series of preferred stock to act by written consent, any action required or permitted to be taken by the stockholders of Katapult must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
The CCFI LLCA provides that any action required or permitted to be taken at a meeting of Members (or any class thereof) may be taken without a meeting by written action signed by Members or unitholders holding such percentage of the Voting Power as would be required to take such action at a meeting of Members (or any class thereof) at which all Members or unitholders with Voting Power and entitled to vote in respect of the applicable matter or action were present.
If any written action is taken by less than all Members or unitholders with Voting Power, all Members with Voting Power shall be notified promptly of the text and effective date of such written action. The failure to provide such notice, however, shall not invalidate such written action.

The Aaron’s Bylaws provide that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, notwithstanding any provisions in the Aaron’s Bylaws to the contrary, if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would have been necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted.
Where corporate action is taken in such manner by less than unanimous written consent, prompt written notice of the taking of such action shall be given to all stockholders who have not consented in writing thereto and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
Nominations of Candidates for Election to the Board of Directors
The Katapult Bylaws allow for nominations for the election of directors at an annual meeting to be made by (i) the Board of Directors or a duly authorized committee thereof or (ii) any stockholder of Katapult who is a stockholder of record at the time of giving the notice required and who will be a stockholder of record at the time of the annual meeting, and is entitled to vote at the meeting and complies with such procedures.
In connection with such nominations, timely notice must be given in writing to the Secretary of Katapult. To be timely, notice of such proposals and nominations must be delivered to the Katapult secretary at the principal executive offices not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first (1st) anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the meeting is more than thirty (30) days before or after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the ninety (90) days prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public
		The CCFI Certificate of Formation and CCFI LLCA do not contain a provision providing for the nomination of candidates for election to the board of directors.	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not contain a provision providing for the nomination of candidates for election to the board of directors.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
announcement of the date of the annual meeting was made by Katapult.
Number of Directors
The Katapult Bylaws provide that subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. At present, Katapult has five (5) directors.
At the effective time of the Mergers, the size of the Katapult Board shall be increased to consist of nine (9) members.
		The CCFI LLCA provides that the board at all times shall be comprised of up to five (5) Managers, one (1) of whom shall also serve as the chairperson of the board.	The Aaron’s Bylaws provide that the number of directors shall be fixed initially by the incorporator of Aaron’s and thereafter such number may be increased or decreased from time to time by the Board of Directors; provided that no decrease in the number of directors shall shorten the term of any incumbent director.
Class of Directors	The Katapult Board is divided into three classes, as nearly equal in number as possible.	The CCFI Certificate of Formation and the CCFI LLCA do not provide for a classified board.	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not provide for a classified board of directors.
Election of Directors	The Katapult Bylaws provide that members of the Board shall be elected by a plurality of the votes of the shares present in person or represented by proxy at a meeting and entitled to vote in the election of directors.
The CCFI LLCA provides that one (1) Manager shall be the individual then serving as the Chief Executive Officer of CCFI.
Four (4) independent Managers shall be appointed by the unitholders holding a majority of the Voting Power.
The Aaron’s Bylaws provide that at any meeting of the stockholders, directors shall be elected by a plurality of the votes, cast by the stockholders present in person or represented by proxy and entitled to vote.
Removal of Directors	The Katapult Bylaws provide that directors may only be removed for cause and only upon the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of Katapult entitled to vote	The CCFI LLCA provides that other than the CEO Manager (who shall only be removed from such role if he or she ceases to serve as the Chief Executive Officer of CCFI), any Manager may be removed from office at any time, with or without cause, by unitholders	The Aaron’s Bylaws provide that any one or more of the directors may be removed, either with or without cause, at any time by the affirmative vote of a majority of the then existing shares outstanding at any

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
	generally in the election of directors, voting together as a single class.	holding a majority of the Voting Power.	special meeting of the stockholders called for such purpose.
Limitation on Liability of Directors	The Katapult Charter provides that no director of Katapult shall be liable to Katapult or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation thereof is not permitted under the DGCL, except for liability for (a) any violation of the director’s duty of loyalty to Katapult or its stockholders, (b) acting in bad faith, (c) knowingly or intentionally violating of the law, (d) authorizing unlawful payments of dividends, (e) unlawful stock purchases or redemptions, or (f) deriving improper personal benefit from their actions as directors.
The CCFI LLCA provides that except as otherwise provided by the DLLC, the debts, obligations and liabilities of CCFI, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of CCFI, and no Covered Person shall be obligated personally for any such debt, obligation or liability of CCFI, except as expressly provided for in the CCFI LLCA or any other agreement with the Company.
Covered Persons (“Covered Person”) include current or former Members or Managers, Affiliates of a current or former Member or Manager, any current or former Class D observer, any officer, director, shareholder, partner, Member, employee, advisor, representative or agent of a current or former Member, Manager or Class D observer, or any of their respective Affiliates, and any current or former officer, employee or agent (including, without limitation, any transfer agent) of CCFI or any of its Affiliates.
Notwithstanding anything contained in the CCFI LLCA to the contrary, the failure of the Company (including the board) to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under the

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
CCFI LLCA or the DLLC shall not be grounds for imposing personal liability on the unitholders or Members (including any Manager) for liabilities of the Company, except to the extent constituting fraud or willful misconduct by such unitholders or Members.
Indemnification of Directors and Officers, Insurance
The Katapult Bylaws provide that Katapult shall indemnify to the fullest extent authorized by the DGCL each person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Katapult or was serving at the request of Katapult as a director or officer of another corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise.
Except as provided in the Katapult Bylaws, Katapult shall indemnify any such person seeking indemnity in connection with a proceeding initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board, (c) such indemnification is provided by Katapult, in its sole discretion, pursuant to the powers vested in Katapult under the DGCL, or (d) the proceeding is brought to establish or enforce a right to indemnification or advancement under an
Under the CCFI LLCA, to the fullest extent permitted by applicable law, CCFI shall indemnify and hold harmless each Covered Person against any loss, expense, damage, liability or claim, including reasonable attorneys’ fees and disbursements, to which such Covered Person may become subject by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of CCFI and in a manner believed to be within the scope of authority conferred on such Covered Person by the CCFI LLCA. No Covered Person shall be entitled to indemnification (and expenses advanced shall be returned) in respect of any loss, expense, damage, liability or claim incurred by such Covered Person by reason of such Covered Person’s fraud, gross negligence, willful misconduct or willful breach of the CCFI LLCA with respect to such acts or omissions; provided, that any indemnity shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof.
The Aaron’s Bylaws provide that Aaron’s shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or threatened to be made a party, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Aaron’s, against all expense, liability and loss (including attorneys’ fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such person in connection therewith.
Except as otherwise expressly provided in the Aaron’s Bylaws, Aaron’s shall be required to indemnify such person in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized in the specific case by the Board.
Aaron’s may maintain

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
	indemnity agreement or any other statute or law or otherwise as required under Section 145 of the DGCL.	CCFI shall maintain, and shall cause its direct and indirect Subsidiaries to maintain, at all times directors’ and officers’ indemnity insurance coverage in such amounts and on such terms as reasonably satisfactory to the board.	insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of Aaron’s or, at the request of Aaron’s, any related entity, against any expense, liability or loss, whether or not Aaron’s would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Advancement of Expenses	Reasonable expenses and attorneys’ fees incurred in defending such proceedings shall be paid by Katapult in advance of the final disposition of such action; provided, that the payment of such expenses incurred by a director or officer of Katapult in his capacity as a director or officer shall be made upon delivery to Katapult of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified.	The CCFI LLCA provides that to the fullest extent permitted by applicable law, expenses (including, without limitation, reasonable attorneys’ fees, disbursements, fines and amounts paid in settlement) incurred by a Covered Person in defending any claim, demand, action, suit or proceedings relating to or arising out of their performance of their duties on behalf of CCFI shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by CCFI of an undertaking by or on behalf of the Covered Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that the Covered Person is not entitled to be indemnified as authorized in the CCFI LLCA.	To the fullest extent not prohibited by applicable law, Aaron’s shall pay the expenses reasonably incurred by any person who is or was a director or officer of Aaron’s, in defending any such proceeding in advance of its final disposition upon receipt of an undertaking acceptable to Aaron’s by or on behalf of such person to repay all such amounts if it shall ultimately be determined that such person is not entitled to be indemnified. Such undertaking is to include a certification by such person that he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of Aaron’s and, in the case of a criminal proceeding, had no reason to believe his or her conduct was unlawful. Such expenses reasonably incurred by other persons may be so paid by Aaron’s upon such terms and conditions, if any, as Aaron’s deems

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
appropriate.
Dividends and Distributions	The Katapult Charter provides that subject to applicable law and the rights, if any, of the holders of any outstanding Preferred Stock, the holders of Common Stock shall be entitled to receive dividends and other distributions when, as and if declared by the Board, out of any assets or funds of Katapult legally available therefor and shall share equally on a per share basis.
The CCFI LLCA provides that except as otherwise set forth in the CCFI LLCA and subject to the provisions of Section 18-607 of the DLLC, the board may in its sole discretion cause CCFI to make distributions at any time or from time to time.
Each Class D Preferred Unit shall entitle the holder thereof to distributions, in preference to and priority over distributions in respect of all units other than Class D Preferred Units.
The Aaron’s Bylaws provide that the board of directors has discretion, from time to time, to declare dividends upon the capital stock of Aaron’s out of funds legally available therefor after setting aside of proper reserves.
Amendments to Certificate of Incorporation or Certificate of Formation
The Katapult Charter provides that Katapult reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted.
Notwithstanding the above provisions, the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of Katapult entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article V (Board of Directors), Article VII (Special Meetings of Stockholders: Action by Written Consent) and Article X (Amendment of the Certificate of Incorporation).
		Notwithstanding any provisions in the CCFI LLCA to the contrary, the CCFI Certificate of Formation may be amended.	The Aaron’s Certificate of Incorporation may be amended pursuant to the DGCL.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
Amendments to Bylaws or LLCA	The Katapult Charter provides that the Katapult Board is expressly authorized to adopt, alter, amend and repeal the bylaws of Katapult. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the bylaws. The bylaws also may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of Katapult entitled to vote generally in the election of directors, voting together as a single class. No bylaws thereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such bylaws had not been adopted.
Under the CCFI LLCA, notwithstanding any provisions in the CCFI LLCA to the contrary, the board may amend the CCFI LLCA at any time by written instrument.
If the modification, amendment or waiver would affect certain investors or unitholders in any material and adverse way, such parties’ written consent or affirmative vote would be required.

The Aaron’s Bylaws provide that the stockholders may adopt, alter, amend, and repeal the bylaws of Aaron’s by affirmative vote of the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, if notice thereof shall be contained in the notice of the meeting.
The Board of Directors may alter, amend, or repeal the bylaws at any regular or special meeting of the Board of Directors if notice thereof shall be contained in the notice of the meeting.

Corporate Opportunity	Under the Katapult Charter, to the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Katapult or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have, and Katapult renounces any expectancy that any of the directors or officers of Katapult will offer any such corporate opportunity of which he or she may become aware to Katapult.	The CCFI LLCA provides that Members holding Transferable Units, each Significant Class D Preferred Investor and each of their respective Class D Qualified Transferees as defined in the CCFI LLCA, if any, and, in each case, each of their respective Affiliates employees, Managers, directors, Members, partners and agents that are not employees or Officers of the Company (a) are permitted to have, and may presently or in the future have, for their own account or the account of any other Person investments or other business relationships with entities engaged in (or	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not contain a Corporate Opportunity provision.

Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
The doctrine of corporate opportunity shall apply with respect to any of the directors or officers of Katapult with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Katapult and (i) such opportunity is one Katapult is legally and contractually permitted to undertake and would otherwise be reasonable for Katapult to pursue and (ii) the director or officer is permitted to refer that opportunity to Katapult without violating any legal obligation.	competitive or complementary with) the business of the Company or any of its Subsidiaries other than through the Company or its Subsidiaries; (b) may have and may develop for their own account or the account of any other Person a strategic relationship with businesses that are and may be competitive or complementary with the Company or any of its Subsidiaries; (c) engage in business ventures, investment opportunities and other activities that are competing activities or are otherwise similar to or competitive with the business of the Company and its Affiliates, or are potentially against the interest of, the Company, the other Members and their respective Affiliates, and may provide services, advice or other assistance to other persons who are engaged in such businesses, investments or activities; (d) will not be prohibited by virtue of their status as Members of the Company or Affiliates of Members or Managers of the Company from pursuing and engaging in any such activities; (e) are not obligated to inform or present the Company, its Subsidiaries or the other Members any such opportunity, relationship or investment; and (f) shall not be deemed to have a conflict of interest with respect to the Company, its Subsidiaries or any Member by virtue of their involvement in such

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
opportunity, relationship or investment. Without limiting the foregoing, none of the Company, any other Member or any other Person shall have any rights by virtue of the CCFI LLCA in and to such investments, ventures or activities or the income or profits therefrom, and each expressly disclaims any interest therein. The pursuit by any Significant Class D Preferred Investor and each of their respective Class D Qualified Transferees or any of their respective Affiliates, employees, Managers, directors, Members, partners or agents of any such business, investment or activity, even if competitive with the Company’s business or the business of any Member, its Members, and their respective officers, directors, shareholders, partners, Members, employees and Affiliates shall not be deemed wrongful or improper.
Stockholder Rights Plan	Katapult does not have a stockholder rights plan.	CCFI does not have a stockholder rights plan.	Aaron’s does not have a stockholder rights plan.
Preemptive Rights	The Katapult Charter and the Katpault Bylaws do not provide for preemptive rights.	Preemptive Right Holders as defined in the CCFI LLCA shall have the right to purchase a number of new securities proposed to be issued by the Company equal to such Preemptive Right Holder’s preemptive Overall Percentage Interest as defined in the CCFI LLCA, or such lesser number as such Preemptive Right Holder may elect, of the total number of new securities that the Company may propose to issue and sell to any person.	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not provide for preemptive rights.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
Right of First Refusal	The Katapult Charter and the Katapult Bylaws do not provide for a right of first refusal.	Except in the cases of Excluded Class D Sales as defined in the CCFI LLCA, each Significant Class D Preferred Investor, shall have the right to purchase the number of Class D Preferred Units proposed to be sold by any other Significant Class D Preferred Investor, or such lesser number, of the total number of Class D Preferred Units proposed to be sold to any person	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not provide for a right of first refusal.
Tag Rights	The Katapult Charter and the Katapult Bylaws do not provide for tag rights	Under the CCFI LLCA, in the case of a proposed sale of Class D Preferred Units by (i) the AVC Sparrow Holders or any Affiliate of one of the AVC Sparrow Holders to which it transfers Class D Preferred Units or (ii) following the sale by an AVC Sparrow Holder or any such Affiliate of its Class D Preferred Units to the Class D Co-investor, solely in respect of a proposed sale of Class D Preferred Units that would result in a Change of Control Transaction, the Class D Co-investor (collectively, “Tag Along Sellers”), in the event (A) the non-selling Class D Preferred Investors do not elect to exercise their right to purchase the Class D Sale Securities (or any portion thereof) within the Class D ROFR Period in accordance with the CCFI LLCA, and (B) the purchase price for the Class D Sale Securities exceeds the Liquidation Preference therefor, then for a period of five (5) Business Days following the expiration of the Class D	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not provide for tag rights.

Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
ROFR Period (the “Class D Tag Period”) the Allianz Noteholder and its Affiliates that hold any Class A Common Units shall have the right to elect to participate in the sale as a seller of Class D Preferred Units and/or Class A Common Units held by the Allianz Noteholder and its Affiliates that hold any Class A Common Units, as applicable, in accordance with the CCFI LLCA upon the same terms and conditions as the Tag Along Sellers, which election shall be made by delivering written notice of such election to the Tag Along Sellers during the Class D Tag Period (each applicable unitholder making such election, an “Electing Unitholder”); provided, that (i) the maximum number of Class D Preferred Units and/or Class A Common Units (as applicable) that an Electing Unitholder shall be entitled to include in such sale shall equal such Electing Unitholder’s pro rata ownership of the Class A Common Units held by the Tag Along-Sellers and Electing Unitholders on a as converted to Class A Common Units basis (including the number of Class A Common Units exercisable pursuant to the Refinancing Warrant, to the extent the Refinancing Warrant is then exercisable or would become exercisable upon the consummation of the applicable proposed sale and the purchase price per

Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
Class A Common Unit in the proposed sale (on an as converted basis) exceeds the exercise price of the Refinancing Warrant). At the closing of such sale, each Electing Unitholder shall execute and deliver all documents as may be reasonably required to effectuate the Transfer of the applicable Class D Preferred Units and/or Class A Common Units, as applicable, free and clear of all liens, claims and encumbrances of any type, other than the CCFI LLCA, and shall execute such other instruments as may be reasonably required; provided that, such documents and instruments shall be substantially the same as the documents and instruments executed by the Tag Along Sellers in such transaction. The exercise or non-exercise of the rights of the Allianz Noteholder and its Affiliates that hold any Class A Common Units under the CCFI LLCA shall not adversely affect its rights to participate in subsequent sales of Class D Sale Securities subject to Section. In the case of a proposed sale of the Class D Preferred Units held by any Tag Along Seller in any transaction or series of related transactions with an aggregate value in excess of thirty five percent (35%) of the Class D Preferred Units held by such Tag Along Seller as of the Sixth Effective Date (in each case, together with and successor Equity Securities), to the

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
extent provided in (and subject to the terms and conditions set forth in) the CCF MIP Holdings LLC Agreement, the holders of Class B Units in CCF MIP Holdings LLC (the “CCF MIP Class B Holders”) shall have the right to elect to participate in the sale as a seller of Class D Preferred Units as an Electing Unitholder in accordance with the CCFI LLCA upon the same terms and conditions as the Tag Along Sellers, which election shall be made by delivering written notice of such election to the Tag Along Sellers during the Class D Tag Period. In the event that any CCF MIP Class B Holder elects to participate in any such sale, the maximum number of Class D Preferred Units and/or Class A Common Units (as applicable) that an Electing Unitholder shall be entitled to include in such sale shall be appropriately adjusted by the board on a pro rata basis.
Drag Rights	The Katapult Charter and the Katapult Bylaws do not provide for drag rights	Under the CCFI LLCA, in the event a non-selling Significant Class D Preferred Investor does not elect to (i) exercise its right to purchase all of the class D sale securities within the allotted class D right of first refusal period in accordance with the CCFI LLCA and (ii) participate in the sale as a seller of the same percentage of Class D Preferred Units as the selling Significant Class D Preferred Investor within the allotted class D tag period in accordance with	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not provide for drag rights.

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
the CCFI LLCA, then no less than fifteen (15) business days prior to the sale of the class D sale securities, any selling or group of selling Significant Class D Preferred Investors holding in excess of 66% of the outstanding Class D Preferred Units may in its or their sole direction, require the non-selling Significant Class D Preferred Investors and, following any MIP Exchange, each CCF MIP Class B Holder as defined in the CCFI LLCA, to sell the same percentage of Class D Preferred Units held by such non-selling Significant Class D Preferred Investor (or issuable pursuant to the MIP Exchange), as applicable, as the percentage applicable to the selling Significant Class D Preferred Investor along with the sale by the selling Significant Class D Preferred Investor for the same consideration per Class D Preferred Unit and otherwise upon the same terms and conditions as the selling Significant Class D Preferred Investor. In such a case, the nonselling Significant Class D Preferred Investors and each CCF MIP Class B Holder shall consent to, agree and raise no objections against the Class D Drag Sale and shall not otherwise impede or delay such Class D Drag Sale.
Liquidation Rights	The Katapult Charter and the Katapult Bylaws do not provide for	The CCFI LLCA provides that upon any liquidation, dissolution or winding-up	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not

	Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders
	liquidation rights	of the Company, whether voluntary or involuntary, the holders of Class D Preferred Units shall be entitled to receive out of the assets, whether capital or surplus, of CCFI the aggregate stated value of the Class D Preferred Units plus the entire unpaid class D preferred return.	provide for liquidation rights.
Exclusive Forum	The Katapult Charter provides that, unless Katapult consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Katapult, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Katapult to Katapult or Katapult’s stockholders, (iii) any action asserting a claim against Katapult, its directors, officers or employees arising pursuant to any provision of the DGCL or the Certificate or the Bylaws, (iv) any action asserting a claim against Katapult, its directors, officers or employees governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as such term is defined in Section 115 of the DGCL, and, if brought outside of Delaware, the stockholder bringing the suit will be	The CCFI LLCA provides that the CCFI LLCA and all matters arising thereunder or in connection therewith shall be governed by and construed in accordance with the law of the State of Delaware, without giving effect to any conflicts of laws rules or principles that would result in the application of the laws of any other jurisdiction.	The Aaron’s Certificate of Incorporation and the Aaron’s Bylaws do not provide for an exclusive forum.

Rights of Katapult Stockholders	Rights of CCFI Unitholders	Rights of Aaron’s Stockholders

deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended.
Notwithstanding the foregoing, such provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act , as amended, or any other claim for which the federal courts have exclusive jurisdiction.
Unless Katapult consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

PRINCIPAL STOCKHOLDERS OF KATAPULT
The following table sets forth certain information with respect to the beneficial ownership of Katapult Common Stock as of December 31, 2025 by:
•
each beneficial owner of 5% or more of the outstanding shares of Katapult Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock;

•
each of our directors;

•
each of our named executive officers; and

•
all directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. For purposes of calculating each person’s beneficial percentage ownership, common stock issuable pursuant to options and warrants that are exercisable and convertible preferred stock that is convertible within 60 days as well as RSUs that are subject to vesting conditions expected to be satisfied within 60 days are included as outstanding and beneficially owned for that person or group but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.
The beneficial ownership percentages set forth in the table below are based on 4,750,258 shares of Katapult Common Stock issued and outstanding as of December 31, 2025.
To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Katapult Common Stock. Except as otherwise indicated, the address of each of the persons in this table is c/o Katapult Holdings, Inc., 5360 Legacy Drive, Building 2, Plano, TX 75024, Attention: Corporate Secretary.
	Katapult Common Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Shares Beneficially Owned	Number of Shares Beneficially Owned	% of Shares Beneficially Owned	Number of Shares Beneficially Owned	% of Shares Beneficially Owned
Named Executive Officers and Directors:
Orlando J. Zayas(1)	295,739	6.2%	—	—	—	—
Nancy Walsh(2)	26,624	*	—	—	—	—
Derek Medlin(3)	92,413	1.9%	—	—	—	—
Don Gayhardt	24,906	*	—	—	—	—
Philip Key Bartow III	—	—	—	—	—	—
Gregory L. Zink	—	—	—	—	—	—
All executive officers and directors as a group (6 persons)	439,682	9.26%	—	—	—	—
5% Stockholders:
HHCF Series 21 Sub, LLC(4)	928,202	16.3%	35,000	100%	30,000	100%
CURO Group Holdings Corp (and its subsidiaries)(5)	981,656	20.7%	—	—	—	—
Iridian Asset Management LLC/CT(6)	920,000	19.4%	—	—	—	—
Blumberg Capital III, L.P.(7)	258,632	5.4%	—	—	—	—

*
Represents beneficial ownership of less than 1%.

(1)
Includes 20,468 Earn-out Shares (as defined in the Agreement and Plan of Merger, dated December 18, 2020 (the “FinServ Merger Agreement”), by and among FinServ, Keys Merger Sub 1, Inc., Keys Merger Sub 2, LLC, the entity formerly known as Katapult Holdings, Inc., and Orlando Zayas, in his capacity as the representative of all Pre-Closing Holders (as defined in the FinServ Merger Agreement) that will vest upon achievement of certain common stock trading price thresholds), options to acquire 169,939 shares of Katapult Common Stock and 6,937 RSUs that will vest within 60 days following December 31, 2025.

(2)
Includes 4,774 RSUs that will vest within 60 days following December 31, 2025.

(3)
Includes 5,740 Earn-out Shares, options to acquire 43,275 shares of Katapult Common Stock and 4,435 RSUs that will vest within 60 days following December 31, 2025.

(4)
According to the Schedule 13D/A filed with the SEC on December 15, 2025, by HHCF Series 21 Sub, LLC, HHCF Series 21 Sub Holdco, LLC, Hawthorn Horizon Credit Fund, LLC, Series 21 and Lane Risser, such shares consists of 646,264 shares of Katapult Common Stock issuable upon exercise of warrants to purchase shares of Katapult Common Stock held directly by HHCF Series 21 Sub, LLC and 281,938 shares of Katapult Common Stock issuable upon conversion of shares of Katapult Preferred Stock held directly by HHCF Series 21 Sub, LLC, and does not include an aggregate of 5,192,682 shares of Katapult Common Stock issuable upon conversion of shares of Katapult Preferred Stock, which conversion is subject to the Preferred Stockholder Approval. Until the Preferred Stockholder Approval is obtained, no holder of Katapult Preferred Stock may convert shares of Katapult Preferred Stock through either an optional or a mandatory conversion into shares of Katapult Common Stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.99% of the number of outstanding shares of Katapult Common Stock as of immediately prior to the closing of the issuance and sale of Katapult Preferred Stock by Katapult to HHCF Series 21 Sub, LLC. The business address of HHCF Series 21 Sub, LLC, HHCF Series 21 Sub Holdco, LLC, Hawthorn Horizon Credit Fund, LLC, Series 21 and Lane Risser is 88 West Mound Street, Columbus, OH 43215.

(5)
According to Amendment No. 1 to Schedule 13D filed with the SEC on December 14, 2021, by the CURO Entities (as adjusted for the reverse split in July 2023), wherein the CURO Entities reported beneficial ownership of 981,656 shares of Katapult Common Stock, including 119,613 Earn-out Shares, as of December 10, 2021. The business address of CURO and its subsidiaries who together hold beneficial ownership of the shares is 3615 North Ridge Road, Wichita, KS 67205.

(6)
According to the Schedule 13G/A filed with the SEC on January 2, 2026, by Iridian Asset Management/CT reported beneficial ownership of 920,000 shares of Katapult Common Stock. The business address of Iridian Asset Management LLC/CT is 120 Post Road West, Westport, CT 06880.

(7)
According to the Schedule 13G filed with the SEC on February 12, 2024, by BC III, BCM III and David J. Blumberg, wherein BC III, BCM III and David J. Blumberg reported beneficial ownership of 258,632 shares of Katapult Common Stock, including 34,153 Earn-out Shares, as of February 12, 2024. The business address of Blumberg is 432 Bryant Street, San Francisco, CA 94107.

PRINCIPAL STOCKHOLDERS OF CCFI
The following table sets forth certain information with respect to the beneficial ownership of CCFI Units as of December 31, 2025 by:
•
each beneficial owner of 5% or more of the outstanding CCFI Units;

•
each of CCFI’s managers;

•
each of CCFI’s executive officers; and

•
all CCFI’s managers and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of December 31, 2025.
The beneficial ownership percentages set forth in the table below are based on 1,844,779,107 CCFI Units issued and outstanding as of December 31, 2025.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned CCFI Units.
Name of Beneficial Owner	Number of CCFI Class A Common Units Beneficially Owned	% of Outstanding CCFI Class A Common Units	Number of CCFI Class C Common Units Beneficially Owned	% of Outstanding CCFI Class C Common Units	Number of CCFI Class M Common Units Beneficially Owned	% of Outstanding CCFI Class M Common Units	Number of CCFI Class D Preferred Units Beneficially Owned	% of Outstanding Class D Preferred Units	% of Total Voting Power*
Named Executive Officers and Directors:
Kyle Hanson(1)	—	—	—	—	—	—	—	—	—
William Baker(2)	—	—	—	—	—	—	—	—	—
Julie Torkelson(3)	—	—	—	—	—	—	—	—	—
Ghazi Dakik	—	—	—	—	—	—	—	—	—
Jennifer Baldock(4)	—	—	—	—	—	—	—	—	—
Eugene Schutt(5)	—	—	—	—	—	—	—	—	—
Michael Heller(6)	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (7 persons)	—	—	—	—	—	—	—	—	—
5% Unitholders:
Lender Group(7)	—	—	—	—	—	—	975,803,852	52.9%	53.5%
Jones Holders(8)	—	—	—	—	—	—	578,682,339	31.4%	31.7%

*
Percentage of total voting power represents voting power with respect to all Class A Common Units and Class D Preferred Units, as a single class. Each Class A Common Unit is entitled to one vote and each Class D Preferred Unit is entitled to one vote per Class A Common Unit then issuable upon conversion of such Class D Preferred Unit.

(1)
Excludes 114.4 units of CCFI MIP Equity held by Mr. Hanson which are not currently convertible into Class D Preferred Units within 60 days of December 31, 2025, but which will be exchanged into 3,501,936 shares of Katapult Common Stock at Closing.

(2)
Excludes 41.4 units of CCFI MIP Equity held by Mr. Baker which are not currently convertible into Class D Preferred Units within 60 days of December 31, 2025, but which will be exchanged into 1,267,309 shares of Katapult Common Stock at Closing.

(3)
Excludes 7.2 units of CCFI MIP Equity held by Ms. Torkelson which are not currently convertible into Class D Preferred Units within 60 days of December 31, 2025, but which will be exchanged into 210,498 shares of Katapult Common Stock at Closing.

(4)
Excludes 18,447,791.07 CCFI Phantom Units held by Ms. Baldock which are not currently convertible into Class D Preferred Units within 60 days of December 31, 2025, but which will ultimately be converted into 594,064 shares of Katapult Common Stock at Closing.

(5)
Excludes 18,447,791.07 CCFI Phantom Units held by Mr. Schutt which are not currently convertible into Class D Preferred Units within 60 days of December 31, 2025, but which will ultimately be converted into 594,064 shares of Katapult Common Stock at Closing.

(6)
Excludes 18,447,791.07 CCFI Phantom Units held by Mr. Heller which are not currently convertible into Class D Preferred Units within 60 days of December 31, 2025, but which will ultimately be converted into 594,064 shares of Katapult Common Stock at Closing.

(7)
Includes (i) 145,319,997 Class D Preferred Units owned by Advantage CCFI LLC, (ii) 343,460,597 Class D Preferred Units owned by BP Sparrow I LLC and (iii) 487,023,258 Class D Preferred Units owned by BP Sparrow II LLC (collectively, the “Lender Group”). The members of the Lender Group have operated as a “group” for purposes of Section 13(d) of the Exchange Act.

(8)
Includes (i) 552,543,426 Class D Preferred Units owned by Jones CapitalCorp LLC, (ii) 19,852,624 Class D Preferred Units owned by The 1999 Janie P. Jones Family Trust, and (iii) 6,286,289 Class D Preferred Units owned by the D. Lynn DeVault Revocable Trust (collectively, the “Jones Holders”). The Jones Holders have operated as a “group” for purposes of Section 13(d) of the Exchange Act.

PRINCIPAL STOCKHOLDERS OF AARON’S
The following table sets forth certain information with respect to the beneficial ownership of Aaron’s Common Stock as of December 31, 2025 by:
•
each beneficial owner of 5% or more of the outstanding shares of Aaron’s Common Stock;

•
each of our directors;

•
each of our named executive officers; and

•
all directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.
The beneficial ownership percentages set forth in the table below are based on 100 shares of Aaron’s Common Stock issued and outstanding as of December 31, 2025.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Aaron’s Common Stock.
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% of Outstanding Common Stock
Named Executive Officers and Directors:
Kyle Hanson(1)	25.41	25.41%
Cory Miller	—	—
Russell Falkenstein	—	—
Rachel George	—	—
All executive officers and directors as a group (5 persons)	25.41	25.41%
5% Stockholders:
IQV Holdco, LLC(2)	100.00	100.00%
Aaron’s MIP Holdings, LLC(2)	10.53	10.53%

*
Represents beneficial ownership of less than 1%.

(1)
Represents Mr. Hanson’s proportional interests in shares of Aaron’s Common Stock indirectly held by KMJ Group Holdings, LLC (“KMJ”). IQV Holdco is controlled by KMJ. KMJ is a manager-managed Ohio limited liability company that is managed by three or more managers and as such, no individual manager is deemed to have beneficial ownership. Mr. Hanson disclaims beneficial ownership of the shares held by KMJ except to the extent of his pecuniary interest therein. As of the date of this Registration Statement, certain of these shares are pledged as collateral to secure indebtedness.

(2)
Consists of shares of Aaron’s Common Stock held directly by IQV Holdco and, as applicable, shares of Aaron’s Common Stock held by Aaron’s MIP Holdings, LLC (“Aaron’s MIP”). IQV Holdco is deemed to beneficially own the shares of Aaron’s Common Stock held by Aaron’s MIP by virtue of its sole voting power over such shares. The individuals who indirectly hold economic interests in Aaron’s MIP (including members of management) have no voting or dispositive power over any shares of Aaron’s Common Stock held by Aaron’s MIP and, as a result, do not beneficially own any such shares for purposes of this table. See footnote 1 with respect to the control structure of IQV Holdco.

PRINCIPAL STOCKHOLDERS FOLLOWING THE MERGERS
The following table sets forth certain information with respect to the beneficial ownership of Katapult’s Common Stock immediately after the consummation of the Mergers, assuming the consummation of the Mergers occurred on            , 2026 by:
•
each stockholder expected by Katapult, CCFI and Aaron’s to become the beneficial owner of 5% or more of Katapult’s Common Stock;

•
each person expected to be named as a director of Katapult;

•
each person expected to be named as a named executive officer of Katapult; and

•
all of Katapult’s expected directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.
The beneficial ownership percentages set forth in the table below are based on       shares of Katapult Common Stock expected to be issued and outstanding upon the consummation of the Mergers.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Aaron’s Common Stock.
Immediately after the Mergers, Katapult securityholders as of immediately prior to the Mergers are expected to own approximately 6.0% of the outstanding shares of Katapult Common Stock, former CCFI unitholders are expected to own approximately 79.9% of the outstanding shares of Katapult Common Stock and former Aaron’s stockholders are expected to own approximately 14.1% of the outstanding shares of Katapult Common Stock, in each case subject to adjustment of the applicable ratio as set forth in the Merger Agreement.
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% of Outstanding Common Stock
Named Executive Officers and Directors:
Kyle Hanson
Cory Miller
Jennifer Baldock
Lynn DeVault
Russell Falkenstein
Michael Heller
Will Jones
Gene Schutt
Orlando J. Zayas
Gregory L. Zink
All executive officers and directors as a group (10 persons)
5% Stockholders:
IQV Holdco, LLC
Jones Capital Corp. LLC
BP Sparrow I
BP Sparrow II
Advantage CCF LLC

*
Represents beneficial ownership of less than 1%.

EXECUTIVE COMPENSATION OF KATAPULT
We qualify as a “smaller reporting company” under the Securities Act, and as a result, we have opted to comply with scaled down the executive compensation disclosure rules applicable to “smaller reporting companies” under the Securities Act, which require compensation disclosure for our principal executive officer and our two most highly compensated executive officers other than the principal executive officer whose total compensation for 2025 exceeded $100,000 and who were serving as executive officers as of December 31, 2025. We refer to these individuals as our “named executive officers” or “NEOs.” For 2025, our named executive officers were:
•
Orlando J. Zayas, our Chief Executive Officer;

•
Nancy Walsh, Chief Financial Officer; and

•
Derek Medlin, President & Chief Growth Officer.

Executive Compensation Philosophy and Approach
Our compensation programs seek to attract, retain, motivate and reward our employees to achieve results that align with the interests of our shareholders. Our executive compensation has three primary components (i) base pay providing competitive base salaries for similar roles in similarly situated companies; (ii) annual short-term cash incentives tied to key performance targets; and (iii) long-term incentives in the form of restricted stock units and performance cash that are aimed at driving long term performance, retention, and shareholder value. To support these efforts, the Compensation Committee enlists the support of expert partners, including its current compensation consultants, FW Cook, who have been engaged since 2023.
During 2025, FW Cook, advised the Compensation Committee on executive benchmarks and relevant executive compensation practices for key executive roles in similarly situated situations. The benchmark data sources included a list of peer companies as well as other recognized compensation survey data.
For details regarding our 2025 executive compensation program, see “Summary Compensation Table — Additional Summary Compensation Table Details” below.
Summary Compensation Table
The table below sets forth the annual compensation earned by our NEOs for the years ended December 31, 2025 and 2024.
Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	All Other Compensation(4) ($)	Total ($)
Orlando J. Zayas Chief Executive Officer	2025
	2024	675,000	—	410,220	—	15,345	1,100,565
Nancy Walsh Chief Financial Officer	2025
	2024	567,400	—	356,040	—	11,313	934,753
Derek Medlin President & Chief Growth Officer	2025
	2024	485,600	—	309,600	—	15,961	811,161

(1)
Amounts reported in this column reflect the actual base salaries earned by each named executive officer in 2025 and 2024, as applicable.

(2)
Amounts reported in this column for 2024 constitute the aggregate grant date fair value of each award of restricted stock units (“RSUs”) and Performance Stock Units (“PSUs”) calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are discussed in Note 7 to our audited consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC on March 28, 2025. The amount for the PSUs granted to Ms. Walsh included within the total “Stock Awards” column reflects the grant date fair value based upon the probable outcome of the performance conditions as of the grant date, which assumed achievement of the performance condition at 100% of target. This amount does not reflect the actual economic value that may be realized by Ms. Walsh. For additional details on the PSUs, see “Additional Summary Compensation Table Details — Equity Awards” below.
(3)
Amounts reported in this column reflect amounts awarded under the Company’s Short Term Incentive Plan (“STIP”).

(4)
Amounts reported in this column reflect Company contributions to the Company’s 401(k) plan.

Additional Summary Compensation Table Details
Base Salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, we seek to provide a base salary level designed to reflect each named executive officer’s scope of responsibility and accountability. Our Board, on recommendation by the Compensation Committee, set NEO base salaries for 2025 based on the Compensation Committee’s review of available competitive market information. See the “Salary” column in the 2025 Summary Compensation Table for the base salary amounts earned by the named executive officers in 2025 and 2024.
Short-Term Cash Incentives.   The 2025 STIP allowed for annual cash incentive compensation awards for Company personnel selected to participate in the 2025 STIP. The target annual incentive compensation award opportunities under the 2025 STIP for Mr. Zayas, Ms. Walsh and Mr. Medlin were 100%, 75% and 100% of base salary, respectively. The factors that the Compensation Committee considers in determining award payouts under the 2025 STIP for each of the 2025 NEOs are the percentage achievement of certain gross originations, revenue, and Adjusted EBITDA targets. The amounts earned under the 2025 STIP is included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
Long-Term Cash Incentives.   In 2024, the Company granted long-term performance-based cash awards to our NEOs as a supplement to our equity-based long-term incentives. These performance cash awards granted in 2024 will vest based on company performance against pre-established revenue growth targets during the three-year performance period between 2024 and 2026, and, if earned, would be paid out after December 31, 2026.
Equity Awards granted pursuant to our equity compensation program is the primary vehicle for offering long-term incentives to our executive officers. Katapult believes that equity awards provide our executive officers with a strong link to long-term performance, create an ownership culture and help to align the interests of our executive officers and stockholders. We have historically granted stock options and RSUs to our executive officers. In addition, we grant equity awards broadly to our non- executive employees. We believe that equity awards are an important motivation and retention tool for our executive officers, as well as for our other employees. The Board and its Compensation Committee are responsible for approving equity awards.
The terms of the 2021 Incentive Plan are described under the section titled “Equity Incentive Plan” below. All options were granted with an exercise price per share that is no less than the fair market value of the Company’s common stock on the date of grant of such award. Stock option awards generally vest over a four-year period with a one-year cliff and may be subject to acceleration of vesting and exercisability under certain termination and change in control events. RSU awards generally vest over a three or four-year period with one-year cliff vesting and quarterly vesting thereafter. RSU awards may be subject to acceleration of vesting under certain termination and change of control events.
In 2025, our NEOs were granted a total of              RSUs and no option awards or PSUs under the 2021 Incentive Plan. These RSUs generally vest over a three-year period, with one-year cliff vesting and quarterly vesting thereafter, subject to the applicable NEO’s continued employment through the applicable vesting date.
For additional details regarding the RSUs granted in 2025 to our NEOs, see above the “Stock Awards” column in the 2025 Summary Compensation Table and the “Outstanding Equity Awards at Fiscal Year End” table below.

Equity Incentive Plan
2021 Equity Incentive Plan (as amended, the “2021 Incentive Plan”)
The 2021 Incentive Plan was approved by the FinServ board of directors and FinServ stockholders in connection with our de-SPAC transaction and became effective on June 9, 2021, and subsequently amended by the Board to (i) provide an increase in the number of shares currently available under the 2021 Incentive Plan, (ii) add an “evergreen” provision beginning as of January 1, 2024, and (iii) extend the expiration date to the tenth (10th) anniversary of the 2023 Annual Meeting of Stockholders. The amendment was approved by our stockholders on June 6, 2023.
The 2021 Incentive Plan is administered by the Compensation Committee or such other committee appointed by the Board to administer the plan, except to the extent the Board, in its discretion, elects to administer the 2021 Incentive Plan, in which case it will be administered by only those directors who are independent under the rules of any stock exchange on which our common stock is listed, unless the Board determines otherwise (referred to collectively as the “plan administrator”), and provides for the grant of equity-based awards to our employees (including directors and officers who are treated as employees), non-employee directors and consultants who provide services to us or any of our affiliates, in the form of stock options (incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units, performance-based shares or units, or other stock-based awards.
In the event of a “change in control,” as defined in the 2021 Incentive Plan, the Compensation Committee may take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of the exercisability, vesting and/or settlement in connection with a change in control of any award under the 2021 Incentive Plan.
Benefits and Perquisites We maintain a 401(k) plan for our employees, including our executive officers, to encourage our employees to save some portion of their cash compensation for their eventual retirement. Pursuant to a discretionary employer match, during 2024, we matched all employee contributions at 100% of the employee’s contribution up to a limit of 5% of the employee’s eligible compensation up to the IRS imposed limit.
Outstanding Equity Awards at Fiscal Year-End
The table below sets forth the outstanding equity awards held by the NEOs as of December 31, 2025.
	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of that have not Vested (#)	Market Value of Shares that have not Vested ($)(1)
Orlando J. Zayas
Nancy Walsh
Derek Medlin(6)
Employment & Separation Agreements
Please see the section of this proxy statement/prospectus entitled “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Katapult Directors and Executive Officers in the Mergers”.
Potential Payments upon Termination or Change in Control
Please see the section of this proxy statement/prospectus entitled “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Katapult Directors and Executive Officers in the Mergers”.

Pay Versus Performance
The following table sets forth certain information with respect to the Company’s financial performance and the compensation paid to our Principal Executive Officer (“PEO”) and other named executive officers (“NEOs”) for the fiscal years ended on December 31, 2025 and December 31, 2024, in accordance with the SEC disclosure requirements for a smaller reporting company as set forth in Item 402(v)(8) of Regulation S-K.
Year (a)	Summary Compensation Table Total for PEO(1) (b)		Compensation Actually Paid to PEO(2) (c)		Average Summary Compensation Table Total for Non-PEO Named Executive Officers(1) (d)		Average Compensation Actually Paid to Non-PEO Named Executive Officers(2) (e)		Value of Initial Fixed $100 Investment Based On Total Shareholder Return(3) (f)		Net Loss (in Thousands)(4) (g)
2025	$		$		$		$		$		$
2024		$1,100,565		$886,242		$872,957		$814,635		$(72)		$(25,915)
2023		$1,716,461		$937,450		$1,469,494		$1,017,054		$(55)		$(36,666)

(1)
Compensation for our PEO, Orlando Zayas, reflects the amounts reported in the “Summary Compensation Table” for the respective years. Average compensation for non-PEOs includes the following NEOs for all of the respective years above: Nancy Walsh and Derek Medlin. As discussed under “Summary Compensation Table” above, the amounts reported in the “Summary Compensation Table” for 2024 do not include any amounts our PEO and other NEOs may earn under our 2024 STIP as such payout has not been determined as of the date of this proxy statement.

(2)
Compensation “actually paid” for the PEO and average compensation “actually paid” for our non-PEO NEOs in the respective years reflect the respective amounts set forth in columns (b) and (d), adjusted as follows in the table below, as determined in accordance with SEC rules. These dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO and our other NEOs during the applicable year.

	PEO 2025	PEO 2024	PEO 2023	Non-PEOs 2025	Non-PEOs 2024	Non-PEO 2023
Summary Compensation Table Total	$	$1,100,565	$1,716,461	$	$872,957	$1,469,494
Less Stock Award Value Reported in Summary Compensation Table for the Covered Year	$	$(410,220)	$(463,644)	$	$(332,820)	$(610,817)
Plus Fair Value for Unvested Awards Granted in the Covered Year	$	$179,273	$230,868	$	$234,135	$295,244
Change in Fair Value of Outstanding Unvested Awards from Prior Years	$	$(97,457)	$(346,885)	$	$(67,417)	$(86,917)
Plus Fair Value for Vested Awards Granted in the Covered Year	$	$—	$—	$	$—	$—
Change in Fair Value of Awards from Prior Years that Vested in the Covered Year	$	$114,081	$(199,350)	$	$107,780	$(49,950)
Less Fair Value of Awards Forfeited during the Covered Year	$	$—	$—	$	$—	$—
Compensation Actually Paid	$	$886,242	$937,450	$	$814,635	$1,017,054

Fair values set forth in the table above are computed in accordance with ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date.
(3)
TSR is cumulative for the measurement periods beginning on December 31, 2023 and ending on December 31 of each of 2025 and 2024, respectively, calculated in accordance with Item 201(e) of Regulation S-K.

(4)
Reflects “Net Income” in the Company’s Consolidated Statements of Income included in the Company’s Annual Reports on Form 10-K for each of the years ended December 31, 2024 and December 31, 2023.

Relationship between Compensation Actually Paid vs. Cumulative TSR of Company
The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our cumulative TSR:

Compensation Actually Paid vs. Cumulative TSR
Compensation Actually Paid
$1,000,000
$500,000
$—
2023
2024
$—
$(40)
$(80)
Cumulative TSR (Based on $100 investment)
PEO Compensation Actually Paid
Non PEO NEO Compensation Actually Paid
Value of Initial Fixed $100 Investment Based on Total Shareholder Return

Relationship between CAP vs. Net Loss)
The following chart illustrates the CAP for our PEO and the average CAP for our Non-PEO NEOs against our net loss:

Compensation Actually Paid vs. Net Loss
Compensation Actually Paid
$1,000,000
$500,000
$—
2023
2024
$(20,000,000)
$(30,000,000)
$(40,000,000)
Net loss
PEO Compensation Actually Paid
Non PEO NEO Compensation Actually Paid
Net loss

EXECUTIVE AND DIRECTOR COMPENSATION FOLLOWING THE MERGERS
Prior to the Mergers, Katapult will adopt the 2026 Plan, as described in this proxy statement/prospectus, subject to stockholder approval. The 2026 Plan will replace the Katapult 2021 Plan and provide a means by which Katapult can issue equity incentives to employees (including the executive officers), directors and other service providers, which is essential to our long-term success. For additional information about the 2026 Plan, please see the section titled “Proposal No. 2: 2026 Plan Proposal” in this proxy statement/prospectus.
Executive Compensation
Effective as of the consummation of the Mergers:
•
Kyle Hanson is anticipated to be appointed Executive Chairman of the combined organization. Mr. Hanson is the Chief Executive Officer and Chairman of the Board of Managers of CCFI and is expected to continue in those positions following the Closing. It is expected that the board of directors of the combined organization will determine the appropriate compensation and benefits for Mr. Hanson following the Closing. Prior to the Closing, Mr. Hanson has not been and is not expected to become an employee of Katapult and has not previously received any compensation or benefits from Katapult. Mr. Hanson has certain interests in the Mergers, including financial interests, for more information see the section titled “The Mergers — Interests of CCFI Members of the Board of Managers and Executive Officers in the Mergers.”

•
Cory Miller is anticipated to be appointed Chief Executive Officer of the combined organization. Mr. Miller is the Chief Executive Officer of Aaron’s and is expected to continue in that position following the Closing. It is expected that the board of directors of the combined organization will determine the appropriate compensation and benefits for Mr. Miller following the Closing. Prior to the Closing, Mr. Miller has not been and is not expected to become an employee of Katapult and has not previously received any compensation or benefits from Katapult. Mr. Miller has certain interests in the Mergers, including financial interests, for more information see the section titled “The Mergers — Interests of Aaron’s Directors and Executive Officers in the Mergers.”

•
Russell Falkenstein is anticipated to be appointed Chief Financial Officer of the combined organization. Mr. Falkenstein is the Executive Vice-President and Chief Financial Officer of Aaron’s [and is expected to continue in that position following the Closing]. It is expected that the board of directors of the combined organization will determine the appropriate compensation and benefits for Mr. Falkenstein following the Closing. Prior to the Closing, Mr. Falkenstein has not been and is not expected to become an employee of Katapult and has not previously received any compensation or benefits from Katapult. Mr. Falkenstein has certain interests in the Mergers, including financial interests, for more information see the section titled “The Mergers — Interests of Aaron’s Directors and Executive Officers in the Mergers.”

Manager Compensation
The current members of the board of managers of CCFI are:
•
H. Eugene Lockhart

•
Eugene Schutt

•
Jennifer Adams Baldock

•
Michael Heller

The current director of Aaron’s is Kyle Hanson.
Following the Closing, it is expected that the following persons will serve on the board of the combined organization and may receive compensation in connection with their service which may include equity awards granted under the 2026 Plan. For the material terms of the 2026 Plan, see the section titled “Proposal No. 2: The 2026 Plan Proposal.” Certain of these persons may have interests in the Mergers, including financial interests, for more information see the section titled “The Mergers — Interests of Directors and

Executive Officers in the Mergers — Interests of CCFI Members of the Board of Managers and Executive Officers in the Mergers” and “The Mergers — Interests of Directors and Executive Officers in the Mergers — Interests of Aaron’s Directors and Executive Officers in the Mergers.”
•
Jennifer Baldock

•
Lynn DeVault

•
Michael Heller

•
Will Jones

•
Gene Schutt

•
Orlando Zayas

•
Gregory L. Zink

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Katapult’s board of directors has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which Katapult or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of Katapult’s executive officers or a member of its board of directors;

•
any person who is known by Katapult to be the beneficial owner of more than five percent (5%) of its voting stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of Katapult’s voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of Katapult’s voting stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10 percent (10%) or greater beneficial ownership interest.

Katapult also adopted policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to Katapult’s Audit Committee charter, the Audit Committee will have the responsibility to review related person transactions.
Other than as described below, and the compensation agreements and other arrangements which are set forth in the section titled “Executive Compensation,” there was not, and there is not currently proposed, any transaction or series of similar transactions to which any of Katapult, CCFI or Aaron’s were or will be a party in which the amount involved exceeded or will exceed $120,000 in which any director, executive officer, holder of 5% or more of any class of Katapult, CCFI or Aaron’s securities or any member of their immediate families had or will have a direct or indirect material interest.
Katapult Related Party Transactions
Amended and Restated Registration Rights Agreement
In connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated December 18, 2020 (the “FinServ Merger Agreement”), by and among FinServ Acquisition Corp. (“FinServ”), Keys Merger Sub 1, Inc., Keys Merger Sub 2, LLC, the entity formerly known as Katapult Holdings, Inc. (“Legacy Katapult”), and Orlando Zayas, in his capacity as the representative of all Pre-Closing Holders (as defined in the FinServ Merger Agreement) (the “Finserv Merger” or the “FinServ Business Combination”), on June 9, 2021, Katapult, FinServ Holdings LLC, a Delaware limited liability company (the “Sponsor”), the holders of Founder Shares, and certain other holders of common stock, including certain of Katapult’s directors and executive officers and holders of five percent of Katapult’s capital stock (collectively, the “A&R RRA Parties”), entered into the Amended and Restated Registration Rights Agreement (“A&R RRA”). In accordance with the A&R RRA, the A&R RRA Parties and their permitted transferees are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that Katapult will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act. “Founder Shares” are shares of FinServ’s Class B Common Stock, initially purchased by the Sponsor in a private placement and a subsequent dividend thereon prior to FinServ’s IPO, and the shares of Class A Common Stock issuable upon the conversion thereof.

Indemnification Agreements with Directors and Officers
Katapult’s Charter requires Katapult to indemnify all directors and officers to the fullest extent permitted by Delaware law against any and all expenses, judgments, liabilities, fines, penalties, and amounts paid in settlement of any claims. In addition, Katapult has entered into an indemnification agreement with each of our directors and executive officers, which requires Katapult to indemnify them. The indemnification agreements also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.
Board Nomination Rights
Pursuant to the terms of the FinServ Merger Agreement, CURO Group Holdings Corp. (“CURO”) had the right to nominate two initial board members of Katapult. Concurrent with the execution of the FinServ Merger Agreement on December 18, 2020, Katapult entered into a support agreement, dated as of December 18, 2020, with CURO, pursuant to which, among other things, so long as CURO owns at least 10% of the issued and outstanding Common Stock, CURO has the rights to: (i) re-nominate the director selected as its initial Class I director upon the expiration of such director’s initial term and (ii) replace or otherwise fill any vacancy of its board members during their initial terms and, in the case of CURO’s Class I director, his or her first subsequent term. CURO designated Mr. Masto as a Class I director and Mr. Gayhardt as a Class III director following the FinServ Business Combination and designated Mr. Masto for reelection at the 2022 Annual Meeting pursuant to these rights.
Sponsor Agreement
Concurrent with the execution of the FinServ Merger Agreement, the Sponsor, FinServ and Legacy Katapult entered into a Sponsor Agreement, dated as of December 18, 2020 (the “Sponsor Agreement”), pursuant to which the Sponsor agreed, among other things, that 1,543,750 of its shares of Katapult Common Stock (the “Sponsor Earn-Out Shares”) would become subject to the following vesting and forfeiture conditions at the closing of the transactions contemplated by the FinServ Merger Agreement: one-half (1/2) of the Sponsor Earn-Out Shares will vest if the closing price of Katapult Common Stock is greater than or equal to $12.00 over any 20 Trading Days (as defined in the Merger Agreement) within any 30 consecutive Trading Day period, and one-half (1/2) of the Sponsor Earn-Out Shares will vest if the closing price of Katapult Common Stock is greater than or equal to $14.00 over any 20 Trading Days within any 30 consecutive Trading Day period, in each case, prior to the expiry of six (6) years from the closing of the FinServ Business Combination (the “Sponsor Earn-Out Period”). In addition, if there is a change of control of Katapult prior to the expiration of the Sponsor Earn-Out Period, then Sponsor Earn-Out Shares will vest in connection with such change of control of Katapult in the manner set forth in the Sponsor Agreement, and (iv) to be bound by certain transfer restrictions with respect to its Founder Shares prior to the closing of the transactions contemplated by the FinServ Merger Agreement, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.
Limited Waiver and Amended Loan Agreement
On November 2, 2025, the Credit Parties, entered into the First Amendment pursuant to which (1) the lenders under the 2025 Loan Agreement permanently waived Katapult’s existing default arising from Katapult’s failure to achieve required thresholds for Minimum Trailing Three-Month Originations (as defined in the 2025 Loan Agreement) for the periods ended August 31, 2025, September 30, 2025, and October 31, 2025, and (2) the 2025 Loan Agreement was amended to (i) adjust thresholds under the Minimum Three-Month Originations (as defined in the 2025 Loan Agreement) financial covenant for certain periods ending on and after November 30, 2025, (ii) increase the threshold under the Minimum Liquidity (as defined in the 2025 Loan Agreement) financial covenant for certain future periods, and (iii) reduce the advance rate under the revolving loan.
Limited Waiver and Second Amendment to Loan Agreement
In connection and concurrently with the execution and delivery of the Merger Agreement, Katapult entered into the Second Amendment on December 11, 2025. The Second Amendment, among other things,

permanently waived any default arising from Credit Parties’ failure to maintain Minimum Trailing Three-Month Originations as of the last business day of the calendar month ended November 30, 2025 as required by the First Amended Loan Agreement and further amended the First Amended Loan Agreement to, among other things (1) permit the transactions and other actions contemplated by, and to be consummated in connection with, the Merger Agreement, (2) release Katapult from its guaranty obligations under the Loan Agreement in connection with the corporate reorganization transactions contemplated by the Merger Agreement, and (3) release the liens on, and security interests in, the assets of Katapult securing the Loan Agreement in connection with such release of Katapult’s guaranty obligations.
CCFI Related Party Transactions
Employee Leasing Agreement
CCFI and certain of its subsidiaries are parties to an agreement with Meridian Servicing, LLC relating to employee leasing of personnel and other services related to loan servicing, collections, and technology.
A family trust of Kyle Hanson previously held an ownership interest in Meridian Servicing, LLC. The entirety of that interest was sold in September 2025.
Since January 1, 2023, fees paid to Meridian pursuant to the CCFI Loan Servicing Agreement totaled $19.3 million in 2023, $41.8 million in 2024, and $41.8 million in 2025.
Joint Marketing Expense Agreement
Certain subsidiaries of CCFI and Aaron’s are parties to a joint marketing expense agreement (the “Joint Marketing Agreement”) with PERQS Member, LLC (“PERQS”), pursuant to which such subsidiaries share marketing expenses relating to their NASCAR sponsorship.
A family trust of Kyle Hanson previously held an ownership interest in PERQS. The entirety of that interest was sold in September 2025.
Since January 1, 2023, fees paid by CCFI and Aaron’s pursuant to the Joint Marketing Agreement totaled $1.2 million and $1.1 million, respectively.
Financing Arrangement with IQ Business Finance
CCFI has entered into a financing arrangement with an entity controlled by IQ Business Finance, LLC (“IQ Business Finance”), pursuant to which such entity provides an unsecured swingline loan to CCFI with a maximum borrowing capacity of up to $20.0 million (the “IQ Business Financing Arrangement”). IQ Business Finance, LLC is a holding company controlled by former Aaron’s affiliates, including Kyle Hanson, who will serve as the Executive Chairman of the Katapult Board following the Mergers. Mr. Hanson’s equity interests in IQ Business Finance were sold in September 2025.
Under the IQ Business Financing Arrangement, the largest aggregate principal amount outstanding at any time since January 1, 2025 was approximately $20 million, and the aggregate principal amount outstanding as of December 31, 2025 was $20 million. During such period, CCFI paid approximately $2.0 million of interest pursuant to the IQ Business Financing Arrangement. Borrowings under the IQ Business Financing Arrangement bear interest at a rate of 18% per annum.
Consulting Agreement with Lynn DeVault
CCF OpCo, LLC, a subsidiary of CCFI, is party to a consulting arrangement with Lynn DeVault, pursuant to which Ms. DeVault provides advisory and consulting services to CCFI in exchange for a monthly fee of $20,000.
Ms. DeVault is expected to serve as a director of Katapult following the Mergers. Since January 1, 2025, fees paid to Ms. DeVault pursuant to the consulting agreement totaled approximately $220,000, and the consulting agreement remained in effect as of December 31, 2025.

Tennessee Lease Agreement
CCFI leases a property in Tennessee from an entity controlled by a member of a group beneficially owning more than 5% of the Class D Preferred Units. The leased space is used for administrative purposes and is not CCFI’s principal executive office. Expenses incurred for the use of the building by CCFI were approximately $1.6 million for the year ended December 31, 2025.
Aaron’s Related Party Transactions
Collateral Benefactor Agreements
Aaron’s and certain of its subsidiaries are parties to collateral benefactor agreements (the “Collateral Benefactor Agreements”) with certain funds managed by an entity controlled by IQ Business Finance, which provide credit support for potential workers’ compensation liabilities. IQ Business Finance, a holding company controlled by former Aaron’s affiliates, including Kyle Hanson, who will serve as the Executive Chairman of the Katapult Board following the Mergers. Mr. Hanson’s equity interests in IQ Business Finance were sold in September 2025.
Under the Collateral Benefactor Agreements, certain funds managed by the controlled entity have agreed to provide credit support for workers’ compensation claims up to $20.0 million and, in consideration therefor, Aaron’s pays administrative and pledged collateral fees to such funds. Since January 1, 2023, fees paid or accrued to such funds totaled $6.4 million.
Payment Processing Agreements
Aaron’s and certain of its subsidiaries are parties to certain payment processing agreements (the “Aaron’s Payment Processing Agreements”) with Pathtivity, LLC (“Pathtivity”), pursuant to which Pathtivity provides payment processing services.
Pathtivity is controlled by former Aaron’s affiliates which, until the sale of his equity interests in Pathtivity in September 2025, included Kyle Hanson, who will serve as the Executive Chairman of the Katapult Board following the Mergers.
Since January 1, 2023, fees paid pursuant to the Aaron’s Payment Processing Agreements totaled $5.5 million.
Joint Marketing Expense Agreement
See “Certain Relationships and Related Party Transaction — CCFI Related Party Transactions” above.

HOUSEHOLDING
The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies. Some banks, brokers, and other nominee record holders may be participating in the practice of householding materials for the Special Meeting. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. In addition to the SEC rules governing householding, under Section 233 of the DGCL, householding may be used for stockholders sharing an address if consented to by such stockholders. A stockholder is deemed to have consented to householding under Section 233 of the DGCL if they fail to object in writing to the corporation within 60 days of being given written notice by the corporation of its intention to send a single notice to all stockholders sharing an address.
If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker if your shares are held in a brokerage account or Katapult if your shares are registered in your name. You can notify Katapult by sending a written request to 5360 Legacy Drive, Building 2, Plano, Texas 75024, Attn: Corporate Secretary. You may also send an email to ir@katapultholdings.com. These options are available to you at any time.

LEGAL MATTERS
The validity of the Katapult Common Stock to be issued in connection with the Mergers will be passed upon for Katapult by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS
The financial statements of Katapult Holdings, Inc. included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of CCF Holdings LLC and its subsidiaries as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this proxy statement/prospectus have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Aaron’s Intermediate Holdco, Inc. and its subsidiaries as of December 31, 2025 and 2024 (Successor), for the year ended December 31, 2025 (Successor), the period from October 4, 2024 through December 31, 2024 (Successor), and the period from January 1, 2024 through October 3, 2024 (Predecessor) appearing in this proxy statement/prospectus have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of The Aaron’s Company, Inc. at December 31, 2023, and for the year then ended, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Katapult has filed with the SEC a registration statement on Form S-4, as amended, under the Securities Act, of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Katapult Common Stock to be issued to CCFI and Aaron’s stockholders in connection with the Mergers. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Katapult and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of Katapult’s, CCFI’s or Aaron’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Katapult will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. Katapult files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Katapult’s SEC filings, including Katapult’s registration statement and proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this proxy statement/prospectus.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Mergers, you should contact Katapult or Katapult’s proxy solicitor:
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, Texas 75024
(833) 528-2785
Email: ir@katapultholdings.com
or
Mackenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Toll-Free: (800)322-2885
Email: proxy@mackenziepartners.com
If you request any such documents, Katapult will mail them to you by first class mail, or another equally prompt means, after receipt of your request. To obtain timely delivery of these documents, you must request the information no later than            , 2026, which is five (5) business days before the Special Meeting.
Both CCFI and Aaron’s are privately held and do not file reports with the SEC.
You may also consult Katapult’s, CCFI’s and/or Aaron’s website for more information. Katapult’s website is www.katapult.com, CCFI’s website is www.CCFI.com and Aaron’s website is www.aarons.com. The information on the websites of Katapult, CCFI and Aaron’s is not incorporated by reference in this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.
None of Katapult, CFF or Aaron’s has authorized anyone to give any information or make any representation about the Mergers, Katapult or Katapult that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies. Neither the mailing of this prospectus to Katapult stockholders, nor the issuance of Katapult Common Stock, will create any implication to the contrary. The business, financial condition, results of operations and prospects may have changed for each of Katapult, CCFI and Aaron’s since such date.

INDEX TO FINANCIAL STATEMENTS
KATAPULT HOLDINGS, INC. AND SUBSIDIARIES
CCF HOLDINGS LLC
AARON’S INTERMEDIATE HOLDCO, INC.
Page
Independent Auditor’s Report	F-74
Report of Independent Registered Public Accounting Firm	F-76
Consolidated Financial Statements
Consolidated Balance Sheets	F-77
December 31, 2024 (Successor) and December 31, 2023 (Predecessor)
Consolidated Statements of Earnings (Loss)	F-78
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Consolidated Statements of Other Comprehensive Income (Loss)	F-79
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Consolidated Statements of Equity	F-80
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Consolidated Statements of Cash Flows	F-81
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Notes to Consolidated Financial Statements	F-83
December 31, 2024 (Successor) and December 31, 2023 (Predecessor)

Katapult Holdings, Inc.
Audited Consolidated Financial Statements

KATAPULT CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Katapult Holdings, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Katapult Holdings, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the consolidated financial statements, the impending maturity of the Company’s term loan and credit facility raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 6. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Depreciation and impairment of property held for lease
As described further in Note 3 to the consolidated financial statements, the Company recorded $139.4 million of depreciation expense for property held for lease, $29.1 million of depreciation for early lease purchase options (buyouts), and $24.9 million of depreciation for impaired leases for the year ended December 31, 2024. As described further in Note 2 to the consolidated financial statement, depreciation for property held for lease is an estimate that is determined by the Company using an income forecasting method, where the property held for lease is depreciated in the proportion of expected rents received to expected total rents to be received. The Company also provisions for future impairment on leases, which is an estimate that is determined by the Company based on its expectation of leases that will default prior to the completion of the full lease term. The Company’s expectations are developed based on its historical patterns of customer payments when an item is leased for the full lease duration, historical patterns of lease impairment, and historical patterns of lease buyouts. We identified depreciation and impairment of property held for lease as a critical audit matter.
The principal consideration for our determination that depreciation and impairment of property held for lease is a critical audit matter is that management’s model used to determine expectations of customer payments, lease impairments, and lease buyouts required complex auditor judgment in evaluating the reasonableness of depreciation and impairment of properly held for lease.
Our audit procedures related to depreciation and impairment of property held for lease included the following, among others:
•
We tested historical customer payments, buyouts, and lease impairments data for completeness and accuracy.

•
We tested the existence of the leased property by vouching the cost basis of the leased property to bank statements and through review of a selection of customer lease contracts.

•
We analyzed the historical customer payments, buyouts, and lease impairments data in evaluating the reasonableness of the Company’s recorded estimate of depreciation and impairment of property held for lease.

/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2023.
Philadelphia, Pennsylvania
March 28, 2025

CONSOLIDATED BALANCE SHEETS
	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$3,465	$21,408
Restricted cash	13,087	7,403
Property held for lease, net of accumulated depreciation and impairment (Note 3)	67,085	59,335
Prepaid expenses and other current assets	6,731	4,491
Litigation insurance reimbursement receivable (Note 10)	—	5,000
Total current assets	90,368	97,637
Property and equipment, net	253	327
Security deposits	91	91
Capitalized software and intangible assets, net (Note 4)	2,076	1,919
Right-of-use assets, non-current	383	888
Total assets	$93,171	$100,862
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,491	$903
Accrued liabilities (Note 5)	17,372	24,146
Accrued litigation settlement (Note 10)	2,199	12,000
Unearned revenue	4,823	4,949
Revolving line of credit, net (Note 6)	82,582	—
Term loan, net, current (Note 6)	30,047	—
Lease liabilities	179	297
Total current liabilities	138,693	42,295
Revolving line of credit, net (Note 6)	—	60,347
Term loan, net, non-current (Note 6)	—	25,503
Other liabilities	828	95
Lease liabilities, non-current	444	614
Total liabilities	139,965	128,854
Commitments and contingencies (Note 10)
STOCKHOLDERS’ DEFICIT
Common stock, $.0001 par value – 250,000,000 shares authorized; 4,446,540 and 4,072,713 shares issued and outstanding at December 31, 2024 and 2023, respectively	—	—
Additional paid-in capital	101,657	94,544
Accumulated deficit	(148,451)	(122,536)
Total stockholders’ deficit	(46,794)	(27,992)
Total liabilities and stockholders’ deficit	$93,171	$100,862
See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
	Years Ended December 31,
	2024	2023
Revenue
Rental revenue	$243,978	$218,347
Other revenue	3,216	3,241
Total revenue	247,194	221,588
Cost of revenue	201,423	179,881
Gross profit	45,771	41,707
Operating expenses:
Servicing costs	4,589	4,311
Underwriting fees	2,304	1,919
Professional and consulting fees	5,201	6,694
Technology and data analytics	7,170	6,905
Compensation costs	20,076	22,732
General and administrative	10,866	10,938
Litigation settlement, net	3,666	7,000
Total operating expenses	53,872	60,499
Loss from operations	(8,101)	(18,792)
Loss on partial extinguishment of debt	—	(2,391)
Interest expense and other fees	(18,851)	(17,822)
Interest income	1,163	1,697
Change in fair value of warrant liability	17	807
Loss before income taxes	(25,772)	(36,501)
Provision for income taxes	(143)	(165)
Net loss	$(25,915)	$(36,666)
Weighted average common shares outstanding – basic and diluted	4,347	4,088
Net loss per common share – basic and diluted	$(5.96)	$(8.97)
See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Issuance of warrants in connection with Credit Agreement amendment	—	—	4,060	—	4,060
Stock options exercised	—	—	1	—	1
Vesting of restricted stock units	118	—	—	—	—
Repurchases of restricted stock for payroll tax withholding	(24)	—	(355)	—	(355)
Stock-based compensation expense	—	—	7,034	—	7,034
Adjustment due to the rounding impact from the Reverse Stock Split in lieu of issuing fractional shares	36	—	—	—	—
Net loss	—	—	—	(36,666)	(36,666)
Balances at December 31, 2023	4,074	—	94,544	(122,536)	(27,992)
Stock options exercised	45	—	211	—	211
Vesting of restricted stock units	163	—	—	—	—
Repurchases of restricted stock for payroll tax withholding	(47)	—	(613)	—	(613)
Stock-based compensation expense	—	—	5,759	—	5,759
Issuance of shares due to litigation settlement	212	—	1,756	—	1,756
Net loss	—	—	—	(25,915)	(25,915)
Balances at December 31, 2024	4,447	$—	$101,657	$(148,451)	$(46,794)
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(25,915)	$(36,666)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	140,636	126,533
Depreciation for early lease purchase options (buyouts)	29,061	25,784
Depreciation for impaired leases	24,962	22,019
Change in fair value of warrants and other non-cash items	(256)	(807)
Stock-based compensation	5,759	7,034
Loss on partial extinguishment of debt	—	2,391
Amortization of debt discount	3,104	2,760
Amortization of debt issuance costs, net	220	277
Accrued PIK interest expense	1,440	1,555
Amortization of right-of-use assets	318	355
Changes in operating assets and liabilities:
Property held for lease	(201,189)	(183,695)
Prepaid expenses and other current assets	(2,053)	3,610
Litigation insurance reimbursement receivable	5,000	(5,000)
Accounts payable	588	(361)
Accrued liabilities	(6,775)	4,419
Accrued litigation settlement	(7,055)	12,000
Lease liabilities	(288)	(387)
Unearned revenues	(126)	765
Net cash used in operating activities	(32,569)	(17,414)
Cash flows from investing activities:
Purchases of property and equipment	(54)	(20)
Additions to capitalized software	(1,249)	(954)
Net cash used in investing activities	(1,303)	(974)
Cash flows from financing activities:
Proceeds from revolving line of credit	34,421	14,297
Principal repayments on revolving line of credit	(12,406)	(11,551)
Principal repayment on term loan	—	(25,000)
Payments of deferred financing costs	—	(34)
Repurchases of restricted stock	(613)	(355)
Proceeds from exercise of stock options	211	1
Net cash provided by (used in) financing activities	21,613	(22,642)
Net (decrease) in cash, cash equivalents and restricted cash	(12,259)	(41,030)
Cash and cash equivalents and restricted cash at beginning of period	28,811	69,841
Cash and cash equivalents and restricted cash at end of period	$16,552	$28,811
Supplemental disclosure of cash flow information:
Cash paid for interest	$13,709	$13,014
Cash paid for income taxes	$270	$206
Deferred financing costs included in accrued liabilities	$—	$481
Issuance of warrants to purchase common stock in connection with debt refinancing	$—	$4,060
Issuance of common stock in connection with litigation settlements	$1,756	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$471
Cash paid for operating leases	$359	$513
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
1.   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Business — Katapult Holdings, Inc. (“Katapult” or the “Company”) is a technology driven lease-to-own platform that integrates with omnichannel retailers and e-commerce platforms to power the purchasing of everyday durable goods for underserved U.S. non-prime consumers. Through the Company’s POS integrations and innovative mobile app featuring Katapult Pay, consumers who may be unable to access traditional financing can shop a growing network of merchants.
The Company experiences moderate seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, our revenue is strongest during the first quarter primarily due to higher gross originations during the fourth quarter holiday season. Our first quarter revenue is also impacted by the federal and state income tax refunds that our customers receive, which in the past, has led to our customers more frequently exercising the early purchase option on their lease agreements. Adverse events that occur could have a disproportionate effect on our financial results throughout the year.
Subsidiaries — The consolidated financial statements of Katapult Holdings, Inc. includes the accounts of the Company and its wholly owned subsidiaries Katapult Intermediate Holdings LLC (formerly known as Keys Merger Sub 2, LLC), a Delaware limited liability company formed in December 2020, Katapult Group, Inc. (formerly known as Cognical, Inc.), a Delaware corporation incorporated in March 2012, and Katapult SPV-1 LLC, a Delaware limited liability company formed in March 2019. Legacy Katapult was incorporated in the state of Delaware in 2016. Katapult Group originates all of the Company’s lease agreements with customers.
Basis of Presentation — The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of Katapult Holdings, Inc. and its wholly owned subsidiaries. In the opinion of management, all adjustments, of a normal recurring nature, considered necessary for a fair presentation have been included in these consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. For the years ended December 31, 2024 and 2023, the Company had no items of other comprehensive income. Accordingly, net loss equals comprehensive loss.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates — The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. The most significant estimates relate to property held for lease and the related depreciation method, impairments, and the valuation allowance associated with deferred tax assets. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other risk-based factors. Changes in estimates are reflected in reported amounts in the period in which they become known. Actual results could differ from those estimates.
Segment Information — The Company is a single segment business, which provides lease payment options to consumers to obtain durable goods from omnichannel and e-commerce partners. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for components below the consolidated unit level. Accordingly, the Company has one operating segment, and therefore, one reportable segment.
Concentration of Credit Risk — The Company’s concentration of credit risk consists primarily of cash. A portion of the Company’s cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.
Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. As of December 31, 2024 and 2023, the

Company did not have any customers that accounted for 10% or more of outstanding gross accounts receivable or total revenue during the years ended December 31, 2024 and 2023. Customer leases with the Company’s largest merchant, Wayfair Inc., represented more than 10% of our total revenue for the years ended December 31, 2024 and 2023.
Cash and Cash Equivalents — As of December 31, 2024 and 2023, cash consists primarily of checking and savings deposits. The Company holds certain cash equivalents, which consist of highly liquid investments with original maturities of three months or less at the time of purchase.
Restricted Cash — The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Restricted cash as of December 31, 2024 and 2023 consists primarily of customer lease payments received into a collection account pending release by the Company’s lender. Restrictions are released on a weekly basis pursuant to completion of waterfall and borrowing base requirements. All of the Company’s restricted cash is classified as current due to its short-term nature.
The reconciliation of cash, cash equivalents and restricted cash is as follows:
	December 31,
	2024	2023
Cash and cash equivalents	$3,465	$21,408
Restricted cash	13,087	7,403
Total cash, cash equivalents and restricted cash	$16,552	$28,811
Property Held for Lease, Net of Accumulated Depreciation and Impairment — Property held for lease consists of furniture, mattresses, customer electronics, appliances, and other durable goods offered for lease-purchase in the normal course of business. Such property is provided to customers pursuant to a lease-purchase agreement with a minimum lease term; typically one week, two weeks, or one month. The renewal periods of the initial lease term of the agreement are typically 12 or 18 months. Customers may terminate a lease agreement at any time without penalty. The average customer continues to lease the property for approximately 8 months because the customer either exercises the early lease-purchase option (buyout) or terminates the lease-purchase agreement prior to the end of the 12 or 18 month renewal periods. As a result, property held for lease is classified as a current asset on the consolidated balance sheets.
Property held for lease is recorded at cost, excluding shipping costs, and is carried at net book value. Depreciation for property held for lease is determined using the income forecasting method and is included within cost of revenue. The Company’s income forecasting method evaluates the patterns of the Company’s historical property held for lease portfolio to apply depreciation rates to the Company’s current property held for lease portfolio. Property held for lease is depreciated in the proportion of expected rents received to total expected rents to be received based on the Company’s historical data of lease performance. The utilization of rental merchandise occurs during periods of rental and directly coincides with the pattern of rental revenue receipts over the rental purchase agreement period. The Company also considers other qualitative factors, such as current and forecasted customer payment trends, and other risk-based factors as a component of its forecasting methodology.
The Company provides for impairment for the undepreciated balance of the property held for lease assuming no salvage value with a corresponding charge to cost of revenue. The provision for write-offs represents estimated losses based on historical results, which are incurred but not yet identified. Actual write-offs may differ from this estimate.
The Company applies its depreciation to property held for lease as follows: (1) typical depreciation based on historical patterns of customer payments when an item is leased for the full lease duration; (2) accelerated depreciation for impaired leases, based on historical patterns of lease impairment, and (3) accelerated depreciation for leases where an early purchase option (buyout) is exercised, based on historical patterns of lease buyouts.
The Company accelerates depreciation equal to the undepreciated net book value of property buyouts as buyouts occur with a corresponding charge to cost of revenue based on historical trends, such that the recorded amount closely approximates current actual buyouts during the period. The Company periodically evaluates fully depreciated property held for lease, net and when it is determined there is no future economic benefit, the cost of the assets are written off and the related accumulated depreciation is reversed.
There are uncertainties involved when recognizing expenses related to property held for lease due to the subjective nature of the income forecasting method and depreciation method, which could vary from actual results.
Capitalized Software — The Company capitalizes certain development costs incurred in connection with its internal use software. Costs incurred in the preliminary stages of development are expensed as incurred. Capitalization of costs begins when the preliminary project stage is completed, and it is probable that the project will be completed and used for its intended function. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Capitalized software cost is included within the capitalized software and intangible assets, net line item of our consolidated balance sheets. Amortization of capitalized software is included in general and administrative expenses in our consolidated statements of operations and comprehensive loss.
Debt Issuance Costs — Costs incurred in connection with the issuance of the Company’s revolving line of credit (“RLOC”) and senior secured term loan (“Term Loan”) have been recorded as a direct reduction against the debt and amortized over the life of the associated debt as a component of interest expense. The amortization of the Term Loan issuance costs utilizes the effective interest method, and the amortization of the RLOC debt issuance costs utilizes the straight-line method, which is not materially different compared to the effective interest method. The amortization of debt issuance costs is recorded and included in interest expense and other fees in our consolidated statements of operations and comprehensive loss.
Rental Revenue — Lease-purchase agreements, which comprise the majority of total revenue, fall within the scope of ASC 842, Leases under lessor accounting and revenue is recognized in the period it is earned and cash is collected. Property held for lease is leased to customers pursuant to lease-purchase agreements with an initial term: typically one week, two weeks, or one month, with non-refundable lease payments. Generally, the customer has the right to acquire title either through a 90-day promotional pricing option, an early lease-purchase option (buyout), or by completing all lease renewal payments, generally over 12 or 18 months. On any current lease, customers have the option to terminate the agreement at any time without penalty, in accordance with the lease term. Amounts received from customers who elect early lease-purchase options (buyouts) are included in rental revenue. Lease payments received prior to their due dates are deferred and recorded as unearned revenue and are recognized as rental revenue in the period in which the revenue is earned. Rental revenue also includes an initial agreed-upon amount for executing customer lease-purchase agreements. Payments are received upon submission of the applications and execution of the lease-purchase agreements. Services are considered to be rendered and revenue earned over the lease term.
Revenues from leases that originated from merchants with a direct or waterfall integration are generally recorded net of sales taxes as sales tax is collected from each customer’s lease payment and a sales tax payable is recorded for remittance to the respective state. For Katapult Pay transactions, all sales tax is paid by the Company upon purchase of the goods and is recorded in the cost basis of the capitalized property held for lease. Revenue is recognized for leases originating through Katapult Pay in the period it is earned and cash is collected.
Other Revenue — Other revenue consists primarily of the sale of property held for lease (and lease agreements) to third parties and other immaterial sources of income from third party relationships. The sale of property held for lease is considered recurring and ordinary in nature to the Company’s business, and as such, these sales are accounted for within the scope of ASC 606, Revenue from Contracts with Customers. The payment terms require a fixed amount paid upfront by the third-party buyer based on a negotiated percentage of the collectible value of the unpaid balance of the delinquent leases being sold and is not subject to future adjustments or recourse provisions. Revenue from such sales is recognized at the point in time when control of the remaining unpaid delinquent lease balances and lease agreements are transferred to the third party buyer, which occurs upon execution of the sale agreement and receipt of consideration. Other revenue of $3.2 million and $3.2 million was recognized for the years ended December 31, 2024 and 2023, respectively.
Stock-Based Compensation — In accordance with ASC 718, compensation expense related to stock-based awards are measured and recorded based on the fair value of those awards as determined on the date of the grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company historically used the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the estimated fair value of stock option awards. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The Company has not issued any stock options during the years ended December 31, 2024 or December 31, 2023. Forfeitures are accounted for as they are incurred.
Income Taxes — The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that the Company would be able to realize deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
The Company recognizes interest and penalties related to unrecognized tax benefits in the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2024 and 2023, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.
Net Loss Per Share — The Company calculates basic and diluted net loss per share attributable to common stockholders using the two-class method required for companies with participating securities.
Under the two-class method, basic net loss per share available to stockholders is calculated by dividing the net loss available to stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share available to stockholders is computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. In periods in which the Company reports a net loss available to stockholders, diluted net loss per share available to stockholders would be the same as basic net loss per share available to stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net loss available to common shareholders during the years ended December 31, 2024 and 2023, respectively.
Fair Value Measurements — Certain assets and liabilities are required to be carried at fair value in accordance with GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company uses a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
Level 3 — Inputs are unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.
Advertising — The Company expenses advertising costs as incurred. Total advertising costs were $0.5 million and $0.1 million for the years ended December 31, 2024 and 2023, respectively, and are classified within operating expenses in the consolidated statements of earnings.
Recently Adopted Accounting Pronouncements — In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about the reportable segments’ significant expenses on an interim and annual basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 was adopted during the fourth quarter of 2024. Refer to Note 12, Segment Reporting.
Recent Accounting Pronouncements Not Yet Adopted — In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU will improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This update is effective for public entities for annual periods beginning after December 15, 2024 with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is evaluating the impact of this ASU.
In November 2024, the FASB issues ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. This update is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the impact of adopting ASU 2024-03.
3.
PROPERTY HELD FOR LEASE, NET OF ACCUMULATED DEPRECIATION AND IMPAIRMENT

Property held for lease, net of accumulated depreciation and impairment consists of the following:
	December 31,
	2024	2023
Property held for lease	$300,603	$290,808
Less: accumulated depreciation and impairment	(233,518)	(231,473)
Property held for lease, net	$67,085	$59,335

The table below details the cost of revenue for the years ended December 31, 2024 and 2023:
	December 31,
	2024	2023
Depreciation expense for property held for lease over the lease term	$139,416	$125,401
Depreciation for early lease purchase options (buyouts)	29,061	25,784
Depreciation for impaired leases	24,962	22,019
Other(1)	7,984	6,677
Total cost of revenue	$201,423	$179,881

(1)
Other consists mainly of payment processing fees, incentives and other lease related costs.

4.   CAPITALIZED SOFTWARE AND INTANGIBLE ASSETS, NET
Capitalized software and intangible assets, net consists of the following:
	December 31,
	2024	2023
Capitalized software	$4,794	$3,545
Domain name	16	16
	4,810	3,561
Less: accumulated amortization	(2,734)	(1,642)
Capitalized software and intangible assets, net	$2,076	$1,919
Amortization expense for capitalized software and intangible assets of $1,092 and $882 was recognized for the years ended December 31, 2024 and 2023, respectively, which is included in general and administrative expenses in our consolidated statements of operations and comprehensive loss.
The following table summarizes estimated future amortization expense of capitalized software, exclusive of software not yet placed in service, as of December 31, 2024:
Year	Future Amortization Expense of Capitalized Software
2025	$864
2026	548
2027	238
$1,650
As of December 31, 2024 and 2023, $410 and $581 of capitalized software was not yet placed in service, respectively and such amounts are excluded from the table above.
5.   ACCRUED LIABILITIES
Accrued liabilities consists of the following:
	December 31,
	2024	2023
Bonus accrual	$4,205	$4,183
Sales tax payable	8,608	14,527
Unfunded lease payable	2,447	3,578

	December 31,
	2024	2023
Interest payable	248	140
Other accrued liabilities	1,864	1,718
Total accrued liabilities	$17,372	$24,146

6.   DEBT, LIQUIDITY & GOING CONCERN
On March 6, 2023, the Company entered into the 15th amendment to the loan and security agreement (as amended, the “15th Amendment” to the “Credit Agreement”) with Midtown Madison Management LLC, as agent for various funds of Atalaya Capital Management (the “Lender”). As of September 30, 2024, Atalaya was acquired by Blue Owl Capital Inc. As part of the amendment, the maturity date of the RLOC and the Term Loan was extended to June 4, 2025 and the commitments under the RLOC were reduced to $75 million from $125 million. The interest rate for interest paid-in-kind (“PIK”) on the Term Loan (as defined in the 15th Amendment) is (A) if Liquidity is greater than $25 million, 4.5% or (B) if Liquidity is less than $25 million, 6%.The spread on the RLOC was increased to 8.5% from 7.5%, while the spread on the Term Loan remained at 8.0%. Additionally, effective April 1, 2023, the Secured Overnight Financing Rate (“SOFR”) replaced the London Interbank Offered Rate (“LIBOR”), plus a 0.10% credit adjustment spread, for both the RLOC and the Term Loan’s benchmark rate for interest rate calculations. As of December 31, 2024, the interest rates for the RLOC and Term Loan were 13.1% and 18.6%, respectively, (which includes the 6% interest rate applicable to PIK with respect to the Term Loan).
In connection with the 15th Amendment, the Company repaid $25 million of outstanding principal amount of the Term Loan and issued a warrant to purchase up to 80,000 shares of our common stock at an exercise price of $0.25 per share, which vested on September 6, 2023. On December 5, 2023, the Company issued a warrant to purchase an additional 80,000 shares of its common stock at an exercise price of $0.25 per share which vested on March 5, 2024. In conjunction with the 15th Amendment, the Company incurred a loss on partial extinguishment of debt of $2.4 million during the year ended December 31, 2023. The loss on partial extinguishment of debt is attributed to the derecognition of a proportionate amount of the unamortized debt discount, a result of repaying the $25 million of outstanding principal on the Term Loan.
In addition, the 15th Amendment also updated certain financial covenants each as defined in the 15th Amendment, including the Minimum Adjusted EBITDA levels, Minimum Tangible Net Worth, Minimum Liquidity and compliance with a Total Advance Rate.
On April 24, 2024, the Company entered into the Limited Waiver and 16th Amendment to the Credit Agreement with the Lender (the “16th Amendment”). Pursuant to such 16th Amendment, the Lender granted the Company a waiver of any Specified Defaults (as defined in the 16th Amendment) related to the accounting errors that led to the restatement of the Company’s financial statements for all reporting periods prior to the date of the amendment. In addition, the 16th Amendment also updated certain financial covenants each as defined in the 16th Amendment, including Minimum Adjusted EBITDA (Trailing 3 Months), Minimum Adjusted EBITDA (YTD) and Minimum Tangible Net Worth.
On November 21, 2024, the Company entered into the 17th Amendment to the Credit Agreement with the Lender (the “17th Amendment”). Commitments under the RLOC were increased to $90 million from $75 million to primarily provide funding for leases as well as general corporate needs. Additionally, the Lender may provide up to $10 million (the “Uncommitted Amount”) in Revolving Advances, in excess of the Revolving Loan Commitment, following a request from the Borrowers and subject to the other terms and conditions set forth within the agreement.
A reconciliation of the outstanding principal to the carrying amount of the RLOC is as follows:
	December 31,
	2024	2023
Principal balance	$82,758	$60,744
Less: Unamortized issuance costs	(176)	(397)
Total carrying amount	$82,582	$60,347

The issuance costs are amortized over the life of the RLOC and included in interest expense and other fees in the consolidated statements of operations and comprehensive loss.
A reconciliation of the outstanding principal to the carrying amount of the Term Loan is as follows:
	December 31,
	2024	2023
Principal balance	$25,000	$25,000
PIK	6,780	5,340
Less: Unamortized debt discount and issuance costs	(1,733)	(4,837)
Total carrying amount	$30,047	$25,503
Amortization expense related to the Term Loan discount and issuance costs of $3.1 million and $2.8 million was recorded for the years ended December 31, 2024 and 2023, respectively. Amortization of debt discount and issuance costs is included in interest expense and other fees in the consolidated statements of operations and comprehensive loss.
The RLOC and Term Loan are also subject to certain customary representations, affirmative covenants, which consist of maintaining lease performance metrics, financial ratios related to operating results, and lease delinquency ratios, along with customary negative covenants.
As noted above, the RLOC and Term Loan maturity dates were June 4, 2025. Due to the maturity date being less than one year from the balance sheet date of December 31, 2024, debt is classified as a current liability in the consolidated balance sheet as of December 31, 2024.
Liquidity & Going Concern
The Company’s financing generally consists of cash from leases and borrowings under the RLOC, which is fully collateralized by the Company’s assets. As of March 24, 2025, the Company had a combined principal balance outstanding of $108.8 million under the RLOC and term loan, both of which mature within 12 months of the date that these financial statements are issued. Both loans were previously refinanced on March 6, 2023 to extend the maturity date from December 4, 2023 to June 4, 2025.
As of March 24, 2025, the Company had total cash on hand of $14.5 million, including $7.3 million of unrestricted cash. The Company anticipates that it will not have sufficient cash available to repay the loans at maturity and is currently seeking to refinance the loans prior to maturity in June 2025, which raises substantial doubt about the Company’s ability to continue as a going concern.
Management plans to address this uncertainty by refinancing the loans. No adjustments have been made to the carrying amounts of assets or liabilities, as the Company intends to refinance the loans prior to the maturity on June 4, 2025. However, there can be no assurance that the Company will be able to secure such financing prior to that date or at all.
7.   STOCK-BASED COMPENSATION
As of December 31, 2024, the Company has two stock incentive plans, the Cognical Holdings, Inc. 2014 Stock Incentive Plan, (the “2014 Plan”) and the Katapult Holdings, Inc. 2021 Stock Incentive Plan, (the “2021 Plan”).
2014 Plan
In accordance with the 2014 Plan, the board of directors could grant equity awards to officers, employees, directors and consultants for common stock. The 2014 Plan has specific vesting for each stock option grant allowing vesting of the options over one to four years. No equity awards have been granted under the 2014 Plan since October 2020 and no new equity awards are expected to be granted under the 2014 Plan.

Stock Options
A summary of the status of the stock options under the 2014 Plan as of December 31, 2024, and changes during the year is presented below:
	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance – December 31, 2023	322,405	$7.30	5.3	$1,539
Granted	—	—
Exercised	(44,473)	4.75
Forfeited	—	—
Expired	(21,243)	16.77
Balance – December 31, 2024	256,689	$6.96	4.4	$415
The total intrinsic value of stock options exercised during the year ended December 31, 2024 was $0.3 million.
2021 Plan
On June 9, 2021, the approved 2021 Plan became effective.
In accordance with the 2021 Plan, directors may issue equity awards, including restricted stock awards (“RSA”), restricted stock unit awards (“RSU”) and stock options to officers, employees, directors and consultants to purchase common stock. The awards granted are subject to either service-based and/or performance-based vesting conditions. Restricted stock units (“RSUs”) are equity awards granted to employees that entitle the holder to shares of common stock when the awards vest. RSUs are measured based on the fair value of the Company’s common stock on the date of grant. Awards granted under the 2021 Plan generally vest over one to four years. As of December 31, 2024, the total number of common stock authorized for issuance under the 2021 Plan is 639,467.
The following tables summarizes the Company’s RSA activity under the 2021 Plan during the year ended December 31, 2024:
	Stock Options				Restricted Stock Units
	Number of Options	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value	Shares	Weighted- Average Grant Date Fair Value
Balance – December 31, 2023	13,865	$261.25	7.5	$—	278,290	$34.05
Granted	—	—			181,270	15.75
Exercised / Vested	—	—			(164,944)	32.93
Forfeited	—	—			(29,804)	28.67
Balance – December 31, 2024	13,865	$261.25	6.5	$—	264,812	$22.83
Stock-Based Compensation Expense — Stock-based compensation expense of $5.8 million and $7.0 million was recognized for the years ended December 31, 2024 and 2023, respectively. Stock-based compensation expense is included in operating expenses in the consolidated statements of operations and comprehensive loss.
As of December 31, 2024, there was $4.5 million of unrecognized compensation costs. This amount is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of vested RSUs as of their respective vesting dates was $2.4 million.
Shares Available For Future Issuance — At December 31, 2024, there were 120,532 shares available for issuance by the Company under the 2021 Plan.

8.   INCOME TAXES
The Company recorded a federal income tax loss fully related to its U.S.-based jurisdictions for the years ended December 31, 2024 and 2023, respectively. As a full valuation allowance is recorded against all of the deferred tax assets, the Company did not record a federal provision for income tax or benefits during the years ended December 31, 2024 and 2023, respectively. The provision for income taxes for the year ended December 31, 2024 relates primarily to state income taxes.
A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:
	Years Ended December 31,
	2024	2023
Federal statutory rate	21.0%	21.0%
Effect of:
State taxes, net of federal tax benefit	(4.0)%	6.3%
Change in valuation allowance	(17.6)%	(24.4)%
Warrant remeasurement	—%	0.5%
Stock compensation	(1.7)%	(3.6)%
Permanent differences	(0.8)%	(0.2)%
Other, net	2.5%	—%
Effective tax rate	(0.6)%	(0.4)%
The components of deferred tax assets and liabilities are as follows:
	December 31,
	2024	2023
Deferred tax assets:
Accruals and reserves	$1,811	$3,309
Federal, state and local net operating loss carryforwards	30,814	32,441
Stock compensation	1,183	914
Section 163(j) interest carryforward	11,281	8,747
Lease liabilities	158	231
Total deferred tax asset before valuation allowance	45,247	45,642
Valuation allowance	(44,495)	(39,968)
Deferred tax asset – net of valuation allowance	752	5,674
Deferred tax liabilities:
Right-of-use assets	(144)	(224)
Depreciation & amortization	(608)	(5,450)
Total deferred tax liabilities	(752)	(5,674)
Net deferred tax asset (liability)	$—	$—
As of December 31, 2024 and 2023, the Company had a U.S. federal net operating loss carryforward of $124.8 million and $134.1 million, respectively. As of December 31, 2024 and 2023, the Company has state net operating loss (“NOL”) carryforwards of $91.0 million and $94.1 million, respectively. Of the $124.8 million of Federal NOL carryforwards, $22.6 million begins to expire in 2033 and $102.2 million may be carried forward indefinitely. The state net operating loss carryforwards begin to expire in 2025.
Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024 and 2023, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2024 and 2023.
Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company conducted a high level ownership analysis under IRC Section 382 based upon publicly available information as of December 31, 2024 and determined that there was an ownership change in relation to the De-SPAC transaction on June 6, 2021. This ownership change generates a limit on the pre-change tax attributes, though this limit has not resulted in any NOL or other tax attributes being written off, as the limit far exceeds the Company’s projected near term utilization. There has likely been no additional ownership change since the De-SPAC transaction, but the Company will continue to monitor moving forward as any additional change could result in a further limitation on the utilization of the Company’s tax attributes.
The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which we operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.
We record uncertain tax positions as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2024 and 2023, we have not recorded any uncertain tax positions in our financial statements.
We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of December 31, 2024 and 2023, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheet.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company’s tax years are still open under statute from December 31, 2021, to the present.
9.   NET LOSS PER SHARE
As discussed in Note 6, on March 6, 2023, in connection with the 15th amendment to the Credit Agreement, the Company issued a warrant to purchase up to 80,000 shares of the Company common stock at an exercise price of $0.25 per share, which vested on September 6, 2023. On December 5, 2023, the Company issued a warrant to purchase an additional 80,000 shares of its common stock at an exercise price of $0.25 per share which is vested. The warrants are considered exercisable for 160,000 shares for little to no consideration and the shares are therefore included in basic shares outstanding at their issuance date.
The Company’s potentially dilutive securities, which include unvested RSUs, stock options to purchase common stock and warrants to purchase common stock, have been excluded from the computation of diluted net loss per share for certain periods, as the effect would be antidilutive. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same in periods of a net loss. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2024	2023
Public warrants	500,000	500,000
Private warrants	13,300	13,300
Stock options	270,554	336,270
Unvested restricted stock units	264,812	278,290
Total common stock equivalents	1,048,666	1,127,860
10.   COMMITMENTS AND CONTINGENCIES
Litigation risk — From time to time, the Company may become involved in various legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations. The Company is not currently aware of any indemnification or other claims, except as discussed below and has accrued liabilities related to such obligations in the consolidated financial statements when estimable and probable, as of December 31, 2024 and 2023.
Except as set forth below, the Company and its subsidiaries are not a party to, and their properties are not the subject of, any known material pending legal proceedings.
DCA Litigation
On April 9, 2021, Daiwa Corporate Advisory LLC (“DCA”), filed a complaint in the Supreme Court of the State of New York, New York County. The complaint related to an April 11, 2018 letter agreement (the “Letter Agreement”) entered into by DCA and Legacy Katapult.
On October 7, 2024, the Company reached a settlement with DCA to resolve any and all disputes that exist between the two parties for total consideration of $3.0 million with half paid on October 11, 2024 and the remainder paid over the next two years. On October 14, 2024, the case was formally discontinued, with prejudice. The Company recognized $0.75 million in estimated loss in accrued litigation settlement liability for the payments that are due within one year from December 31, 2024 and $0.75 million in other liabilities for the installment payments that are due after December 31, 2025 in its consolidated balance sheet as of December 31, 2024. The Company recognized $3.0 million in operating expenses in its consolidated statement of operations for the year ended December 31, 2024.
Shareholder Litigation
On August 27, 2021, a putative class action lawsuit, captioned McIntosh v. Katapult Holdings, Inc., et al, was filed in the U.S. District Court for the Southern District of New York (the “New York Action”).
On August 25, 2022, a purported Company stockholder filed a putative class action lawsuit, captioned Saunders v. Einbinder, et al., against directors and officers of FinServ Acquisition Corp. (“FinServ”) and FinServ Holdings LLC in the Delaware Court of Chancery (the “Delaware Action”).
In December 2023, the Company and the plaintiffs in both the New York and Delaware class action lawsuits entered into mediation in an attempt to resolve the pending litigation. After several rounds of mediated discussions, all parties have accepted the mediator’s recommendation to settle the class action lawsuits. Although the settlement negotiations are ongoing, given the status of the settlement discussions, we were required under U.S. GAAP to record a liability related to the potential settlement. Accordingly, the Company recorded a contingent liability of $12,000 in accrued litigation settlement in current liabilities in its consolidated balance sheet as of December 31, 2023. The Company also recorded a $5,000 litigation insurance reimbursement receivable in current assets in its consolidated balance sheet as of December 31, 2023, which the insurer agreed to pay. The Company recorded a $7,000 litigation expense, net in its consolidated statement of operations and comprehensive loss for the year ended December 31, 2023, which is net of the $5,000 litigation insurance reimbursement.

On May 20, 2024, the Company reached an agreement in principle to settle the New York Action and Delaware Action for total consideration of $12.0 million, comprised of: (1) a cash component of $8.5 million of which $5,000 was paid by the insurer; and (2) an additional component of $3.5 million comprised of the Company’s common stock (the “Settlement Shares”) and/or cash. On July 3, 2024, the parties executed Stipulations of Settlement. In agreeing to settle, neither the Company nor any of the individual defendants made any admission of liability.
Pursuant to the settlement, on August 7, 2024, the Company paid $1.725 million into an escrow account for the Delaware plaintiffs. On October 10, 2024, the Delaware Court of Chancery approved the settlement of the Delaware Action, dismissing all claims asserted with prejudice. At that time, the Company determined the number of Settlement Shares for the Delaware Action (the “Delaware Settlement Shares”) is 275,845 shares which was calculated by dividing $2.8 million by the volume-weighted average per share price (“VWAP”) of the Company’s common stock for the ten (10) consecutive trading days immediately preceding the hearing held on October 10, 2024 for the final approval for the Delaware Action (the “Delaware Settlement Hearing VWAP”). 167,797 of the Delaware Settlement Shares were released to the Delaware plaintiffs on October 24, 2024. 108,048 of the Delaware Settlement Shares are considered the “Delaware Excess Settlement Shares.” The Company may either deliver the Delaware Excess Settlement Shares or pay in cash the full value of the Delaware Excess Settlement Shares, calculated by multiplying the number of Delaware Excess Settlement Shares by the Delaware Settlement Hearing VWAP. The Delaware Excess Settlement Shares or cash are due in two equal installments to be made on April 10, 2025 and October 10, 2025.
Pursuant to the settlement, on August 20, 2024, the Company paid $1.775 million into an escrow account for the New York plaintiffs. On December 13, 2024, the District Court of the Southern District of New York approved the settlement of the New York Action, dismissing all claims asserted with prejudice. At that time, the Company determined the number of Settlement Shares for the New York Action (the “New York Settlement Shares”) is 103,424 shares which was calculated by dividing $0.725 million by the VWAP of the Company’s common stock for the ten (10) consecutive trading days immediately preceding the hearing held on December 13, 2024 for the final approval for the New York Action (the “New York Settlement Hearing VWAP”). 43,839 of the New York Settlement Shares were released to the New York plaintiffs on December 20, 2024. 59,585 of the New York Settlement Shares are considered the “New York Excess Settlement Shares.” The Company may either deliver the New York Excess Settlement Shares or pay in cash the full value of the New York Excess Settlement Shares, calculated by multiplying the number of New York Excess Settlement Shares by the New York Settlement Hearing VWAP. The New York Excess Settlement Shares or cash are due in two equal installments to be made on June 13, 2025 and December 13, 2025.
The Company recognized $1.45 million in estimated loss in accrued litigation settlement liability for the payments that are due within one year from December 31, 2024.
FlexShopper Litigation
On September 30, 2024, FlexShopper, Inc. (“FlexShopper”) filed a complaint against Katapult in the U.S. District Court for the Eastern District of Texas, Marshall Division. The complaint alleges patent infringement and seeks an injunction as well as damages for alleged lost profits and willfulness. On December 20, 2024, the Company filed a Motion to Dismiss all claims. The Company has not recorded any loss contingencies associated with this litigation as loss is not probable and the amount is not reasonably estimable as of December 31, 2024. The Company intends to vigorously defend this case.
11.   FAIR VALUE MEASUREMENTS
The Company’s financial instruments consist of cash, accounts payable, accrued expenses, warrant liability, the RLOC, and the Term Loan. The Company believes that the carrying amounts of its financial instruments including cash, accounts payable and accrued expenses approximate their fair values due to the short-term maturities of these instruments. The consolidated financial statements also include level 3 fair value measurements of private common stock warrants. The Company uses a third-party valuation firm to determine the fair value of certain of the Company’s financial instruments.

RLOC and Term Loan
	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
RLOC	$82,582	$84,422	$60,347	$64,631
Term Loan	30,047	33,151	25,503	33,900
	$112,629	$117,573	$85,850	$98,531
The estimated fair values of the Company’s RLOC and Term Loan were determined using Level 2 inputs based on an estimated credit rating for the Company and the trading value of debt for similar debt instruments with similar credit ratings.
Warrant Liability
	Warrant liability – Public (Level 1) & Private Warrants (Level 3)
	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
Balance at December 31, 2023	$93	$—	$2	$95
Change in fair value	(17)	—	—	(17)
Balance at December 31, 2024	$76	$—	$2	$78
During the years ended December 31, 2024 and 2023, there were no transfers between Level 1 and Level 2, nor into or out of Level 3.
12.   SEGMENT REPORTING
The Company is a U.S. domiciled business, with operations in 46 states and the District of Columbia, providing lease payment options to consumers to obtain durable goods from omnichannel and e-commerce partners. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for components below the consolidated unit level. Accordingly, the Company has one operating segment, and therefore, one reportable segment. A significant portion of the Company’s transaction volume is with a limited number of merchants, including most significantly, Wayfair Inc. Customer leases from property held for lease purchased at Wayfair accounts for more than 10% of the Company’s revenue. The accounting policies for this segment are the same as those described in the summary of significant accounting policies and the measure of segment assets is reported on the consolidated balance sheet as total assets.
ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures requires the Company to disclose information about the reportable segments’ significant revenues and expenses reviewed by the chief operating decision maker (“CODM”). The Company’s CODM is the chief executive officer, Orlando Zayas. The CODM manages the business activities on a consolidated basis and measures the profitability of the Company’s single reporting segment using net loss, a measure that is also reported on the Consolidated Statement of Operations and Comprehensive Loss. Net loss is used by the CODM to evaluate results and is considered in determining capital allocation. The CODM considers net loss to evaluate the performance of assets in deciding where to invest into the business, such as in areas such as technology, resources, or other growth initiatives. Net loss is also used to monitor budget versus actual results.
The significant segment expenses reviewed by the CODM include cost of revenue, interest expense on the RLOC and term loan, and other operating expenses. Cost of revenue is primarily comprised of depreciation expense on property held for lease, including impairment expense and accelerated depreciation on early lease-purchase options (buyouts) and other variable expenses such as call center fees. Operating expenses include general and administrative expenses, underwriting, processing fees, stock compensation and other depreciation. There are no other segment items.

Revenues from external customers, cost of revenue, interest income, and income tax expense/benefit can be found in the Consolidated Statements of Operations and Comprehensive Loss. Accumulated depreciation and impairment in included in Note 3, Property Held for Lease, Net of Accumulated Depreciation and Impairment. Significant noncash items other than depreciation and amortization expense are included in the Consolidated Statement of Cash Flows. Interest expense on the RLOC and term loan was $18.9 million and $17.8 million for the years ended December 31, 2024 and 2023, respectively.
13.   SUBSEQUENT EVENTS
The Company evaluated subsequent events through the date the consolidated financial statements were issued, for events requiring adjustment to or disclosure in these consolidated financial statements. Except as discussed below, there are no events that require adjustment to or disclosure in these consolidated financial statements.
On February 20, 2025, the Company entered into the 18th amendment to the loan and security agreement with the Lender (“the 18th amendment”). As part of the amendment, certain financial covenants, including the Minimum Liquidity and Total Advance Rate were updated in addition to waiving any Default or Event of Default arising from any Borrowing Base Certificate delivered prior to February 20, 2025.

CCF HOLDINGS LLC

AUDITED FINANCIAL STATEMENTS OF CCF HOLDINGS LLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Managers of CCF Holdings LLC and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CCF Holdings LLC and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, members’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Allowance for Credit Losses and Accrual for Third-Party Losses
As described in Note 2 to the financial statements, the Company established an allowance for credit losses of $114.9 million and accrual for third-party lender losses of $60.5 million as of December 31, 2024. As described in Notes 1 and 2 to the financial statements, provision for credit losses are charged to income in amounts sufficient to maintain an adequate allowance for credit losses and an accrual for losses related to guaranteed loans processed for third-party lenders. The allowance for credit losses and the accrual for losses related to guaranteed loans made by third-party lenders is estimated using a vintage model with the loan portfolio segmented into pools by month of origination and applying loss rates primarily derived from internal, historical cumulative loss experience, then adjusted by qualitative factors to address recent and forecasted business trends. The Company evaluates various qualitative factors to compute the initial estimate of the allowance for credit losses by using internal valuation inputs including historical loss experience, overall portfolio quality, and current economic conditions.
We identified the Company’s allowance for credit losses and accrual for third-party lender losses as a critical audit matter as auditing management’s judgments regarding the allowance for credit losses requires a high degree of auditor judgment and increased extent of audit effort.
Our audit procedures related to the Company’s allowance for credit losses and accrual for third-party lender losses include the following, among others:
•
We obtained an understanding of management’s process and methodology for establishing the allowance for credit losses and accrual for third-party losses, including the selection and application of forecasts, and the basis for and development of considerations related to qualitative factors.

•
We reviewed management’s vintage methodology including assumptions for reasonableness.

•
We tested the completeness and accuracy of underlying loan data used in management’s vintage models, and we recalculated management’s vintage model to validate its mathematical accuracy.

•
We evaluated the relevance and the reasonableness of assumptions related to the evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used within the consideration of qualitative factors.

Finance Receivables at Fair Value
As described in Note 1 and Note 3 to the consolidated financial statements, the Company elected the fair value option for all new loans originating on or after July 1, 2024 that are medium-term secured and medium-term unsecured products, excluding products tied to a line of credit or any third-party lender products under a CSO program. The Company valued these receivables at $201.8 million as of December 31, 2024 and recorded a net fair value of adjustment of finance receivables of $2.7 million for the year then ended. The loans receivable at fair value were valued as Level 3 financial instruments. The Company estimates the fair value of the Level 3 loans receivable using a discounted cash flow model based on estimated future cash flows, which considers unobservable inputs that require significant judgment. The model uses inputs that are not observable and inherently judgmental and reflect management’s best estimates of the assumptions a market participant would use to calculate fair value.
We identified the Company’s fair value estimate of these finance receivables as a critical audit matter as auditing management’s judgments regarding the estimation of fair value required a high degree of auditor judgment and increased extent of audit effort.
Our audit procedures related to the Company’s fair value estimate included, but was not limited to, the following:
•
We obtained an understanding of management’s process and methodology for determining the fair value estimate.

•
We evaluated whether management’s method of measurement was appropriate and applied consistently.

•
We tested the completeness and accuracy of the inputs and historical data used in the analysis.

•
We tested the computational accuracy of the discounted cash flow model used to estimate the fair value by recalculating the model outputs.

•
We evaluated the relevance and reasonableness of significant unobservable assumptions, including discount rates, net collection rates and cost assumption rates.

/s/ Elliott Davis, PLLC
We have served as the Company’s auditor since 2020.
Greenville, South Carolina
October 10, 2025

CCF Holdings LLC and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and December 31, 2023
(In thousands, except per share data)
	December 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	$106,913	$144,961
Restricted cash	9,000	8,845
Finance receivables at amortized cost, net of allowance for credit losses of $114.9 million and $119.1 million	516,125	665,578
Finance receivables at fair value	201,795	—
Card related pre-funding and receivables	1,979	1,746
Property, leasehold improvements and equipment, net	83,082	94,049
Right of use assets – operating leases	299,172	299,113
Goodwill	107,888	107,888
Intangible assets	103,408	114,398
Security deposits	4,941	4,985
Other assets	94,138	149,146
Total assets	$1,528,441	$1,590,709
Liabilities and Members’ Deficit
Liabilities
Accounts payable and accrued liabilities	$255,576	$261,452
Money orders payable	7,579	7,819
Accrued interest	2,618	1,631
Swingline loan	6,000	17,000
Paycheck protection program loan	10,000	10,000
Operating lease obligation	314,554	312,034
First lien facility, net of deferred debt issuance costs of $3.5 million and $5.4 million	139,380	154,340
Term loan, net of deferred debt issuance costs of $1.8 million and $1.5 million	108,893	109,180
Sparrow term loan, net of deferred debt issuance costs of $2.3 million and $3.2 million	107,730	116,826
Sparrow single-pay facility, net of deferred debt issuance costs of $0.2 million and $0.5 million	30,784	30,518
Sparrow multi-pay facility, net of deferred debt issuance costs of $2.6 million and $4.3 million	97,507	134,620
TMX ABL credit facility, net of deferred debt issuance costs of $9.0 million and $15.6 million	397,133	374,132
Trident ATL loan, net of deferred debt issuance costs of $9.9 million and $13.0 million	138,390	135,284
TMX Over-advance credit facility, net of deferred debt issuance costs of $1.3 million and $2.0 million	6,826	6,052
Deferred revenue	7,250	8,614
Total liabilities	$1,630,220	$1,679,502
Commitments and contingencies (Notes 7, 11 and 13)
Members’ Deficit and Non-Controlling Interest
Preferred units, 1,660,053,026 Class D authorized and outstanding units at December 31, 2024 and December 31, 2023	237,794	237,794
Common units, par value $-0- per unit, 89,833,313 Class A, 442,825 Class C, and 5,573,073 Class M authorized and outstanding units at December 31, 2024 and 92,185,090 Class A, 442,825 Class C, and 5,866,393 Class M authorized and outstanding units at December 31, 2023	6,366	6,469
Retained deficit	(322,529)	(319,114)
Non-controlling interest	(23,410)	(13,942)
Total members’ deficit and non-controlling interest	(101,779)	(88,793)
Total liabilities and members’ deficit	$1,528,441	$1,590,709
See Notes to Consolidated Financial Statements.

CCF Holdings LLC and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2024 and 2023
(In thousands)
	Years Ended December 31,
	2024	2023
Revenues
Finance receivable revenues	$1,114,789	$697,515
Credit service fees	517,449	317,130
Check cashing fees	64,699	63,660
Card fees	9,449	9,854
Other revenues	37,638	28,419
Total revenues, gross	1,744,024	1,116,578
Fair value adjustment of finance receivables	20,460	—
Net charge-offs of finance receivables at fair value	(17,737)	—
Fair value adjustment of finance receivables, net	2,723	—
Provision for credit losses	(536,139)	(418,300)
Total revenues, net	1,210,608	698,278
Expenses
Salaries and related expenses	397,800	264,563
Occupancy	167,000	106,739
Advertising and marketing	56,371	51,978
Depreciation and amortization	69,115	39,019
Store closure expenses	2,151	3,826
Transition services expense	1,817	22,606
Acquisition expenses	—	7,734
Non-cash equity-based compensation	2,787	3,966
Interest expense, net	185,899	110,454
Gain on store closures	(431)	(4,052)
Loss on impairment of assets	220	—
Other expenses	286,251	160,082
Total expenses	1,168,980	766,915
Income (loss) from continuing operations, before tax	41,628	(68,637)
Provision for income taxes	6,978	1,427
Net income (loss)	34,650	(70,064)
Net loss attributable to non-controlling interest	(2,787)	(3,966)
Net income (loss) attributable to CCF Holdings	$37,437	$(66,098)
See Notes to Consolidated Financial Statements.

CCF Holdings LLC and Subsidiaries
Consolidated Statements of Members’ Deficit
Years Ended December 31, 2024 and 2023
(Dollars in thousands)
	Years Ended December 31, 2024 and 2023
	Class A Units	Class C Units	Class M Units	Total Common Units	Preferred Units		Retained Deficit	Non- Controlling Interest
	Shares	Shares	Shares	Amount	Shares	Amount			Total
Balance, December 31, 2022	92,185,090	442,825	5,866,393	$6,469	1,212,342,105	$168,918	$(200,461)	$(3,807)	$(28,881)
Net loss	—	—	—	—	—	—	(66,098)	(3,966)	(70,064)
Non-cash equity-based compensation	—	—	—	—	—	—	—	3,966	3,966
Adoption of new accounting standard	—	—	—	—	—	—	(19,973)	—	(19,973)
Purchase of MIP units	—	—	—	—	—	—	—	(3,250)	(3,250)
Dividends paid	—	—	—	—	—	—	(32,582)	(6,885)	(39,467)
Issuance of preferred units, net of costs	—	—	—	—	447,710,921	68,876	—	—	68,876
Balance, December 31, 2023	92,185,090	442,825	5,866,393	$6,469	1,660,053,026	$237,794	$(319,114)	$(13,942)	$(88,793)
Net income (loss)	—	—	—	—	—	—	37,437	(2,787)	34,650
Non-cash equity-based compensation	—	—	—	—	—	—	—	2,787	2,787
Dividends paid	—	—	—	—	—	—	(40,852)	(9,468)	(50,320)
Purchase of common units	(2,351,777)	—	(293,320)	(103)	—	—	—	—	(103)
Balance, December 31, 2024	89,833,313	442,825	5,573,073	$6,366	1,660,053,026	$237,794	$(322,529)	$(23,410)	$(101,779)
See Notes to Consolidated Financial Statements.

CCF Holdings LLC and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2024 and 2023
(In thousands)
	Years Ended December 31,
	2024	2023
Cash flows from operating activities
Net income (loss)	$34,650	$(70,064)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	536,139	418,300
Fair value adjustment of finance receivables, net	(2,723)	—
Gain on store closures	(431)	(4,052)
Loss on impairment of assets	220	—
Depreciation and amortization	69,115	39,290
Amortization of deferred debt issuance and debt discount costs	18,219	9,489
Lease termination expense	2,151	3,802
Non-cash equity based compensation	2,787	3,966
Changes in assets and liabilities:
Card related pre-funding and receivables	(233)	(886)
Operating lease right-of-use assets and lease liabilities	1,422	(1,482)
Other assets	59,373	(8,749)
Repossessed assets	(3,347)	1,687
Deferred revenue	(1,371)	(935)
Accrued interest	987	853
Money orders payable	(240)	(1,409)
Accounts payable and accrued liabilities	(31,323)	33,323
Net cash provided by operating activities	685,395	423,133
Cash flows from investing activities
Net receivables originated	(584,303)	(435,175)
Net assets acquired, net of cash	—	(143,959)
Purchase of leasehold improvements and equipment	(25,033)	(9,464)
Net cash used in investing activities	(609,336)	(588,598)
Cash flows from financing activities
Proceeds from First lien facility	41,345	—
Repayments of First lien facility	(58,195)	—
Proceeds from TMX ABL credit facility	41,000	27,700
Repayments of TMX ABL credit facility	(24,685)	(989)
Proceeds from Sparrow single-pay facility	—	6,000
Repayments of Sparrow single-pay facility	(48,808)	—
Net (repayments of) proceeds from Swingline loan	(11,000)	17,000
Proceeds from Trident ATL loan	—	148,329
Proceeds from Term loan	—	26,760
Repayments of subsidiary note	—	(753)
Issuance of preferred units	—	68,876
Purchase of common units	(103)	—
Purchase of MIP units	—	(3,250)
Dividends paid	(50,320)	(39,467)
Debt issuance costs	(3,186)	(14,368)
Original issue discount costs	—	(829)
Net cash (used in) provided by financing activities	(113,952)	235,009
Net (decrease) increase in cash and cash equivalents and restricted cash	(37,893)	69,544
Cash and cash equivalents and restricted cash:
Beginning	153,806	84,262
Ending	$115,913	$153,806
See Notes to Consolidated Financial Statements.

CCF Holdings LLC and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Years Ended December 31, 2024 and 2023
(In thousands)
The following table reconciles cash and cash equivalents and restricted cash from the Consolidated Balance Sheets to the above statements:
	December 31,
	2023	2022
Cash and cash equivalents	$144,961	$80,473
Restricted cash	8,845	3,789
Total cash and cash equivalents and restricted cash	$153,806	$84,262
	December 31,
	2024	2023
Cash and cash equivalents	$106,913	$144,961
Restricted cash	9,000	8,845
Total cash and cash equivalents and restricted cash	$115,913	$153,806
	Years Ended December 31,
	2024	2023
Supplemental Disclosures of Cash Flow Information Cash payments for:
Interest	$166,693	$99,694
Income taxes paid, net – State and local	$2,574	$658
Income taxes paid, net – Federal	$6	$—
Total income taxes paid, net	$2,580	$658
Significant non-cash investing and financing activity:
Right of use assets obtained in exchange for new operating lease liabilities	$42,365	$19,380
See Notes to Consolidated Financial Statements.

CCF Holdings LLC and Subsidiaries
Notes to Consolidated Financial Statements
Note 1.   Ownership, Nature of Business, and Significant Accounting Policies
Nature of business:   CCF Holdings, LLC and Subsidiaries (the “Company”, “CCF Holdings” or “CCF”) is a provider of alternative financial services to unbanked and under-banked consumers. The Company was formed in 2018 and succeeded to the business and operations of Community Choice Financial Inc. The Company owned and operated 1,607 retail locations in 25 states and was licensed to deliver similar financial services over the internet in 27 states as of December 31, 2024. Through its network of retail locations and over the internet, the Company provides customers a variety of financial products and services, including secured and unsecured, short-term and medium-term consumer loans, check cashing, prepaid debit cards, and other services that address the specific needs of its individual customers.
Recapitalization and Modification:   The Company has historically issued Class A, Class C and Class M common units (“Common Units”) to certain investors. Subject to terms, the Common Units are transferable. The Class A units are granted voting rights. Class C and Class M units are non-voting.
In addition to Common Units, CCF has historically issued perpetual cumulative convertible preferred units (the “Preferred Units”) to certain investors. The holders of the Preferred Units were granted certain rights, including voting rights and board observation rights. The Preferred Units will accrue dividends monthly and are payable at the direction of the Board of Managers of CCF. Dividends are payable monthly at 15% per annum.
The First Lien Facility and the Term Loan were both modified, and 447,710,921 of Preferred Units were issued, in conjunction with the October 2, 2023, acquisition of TMX Finance LLC (the “TMX Acquisition”) as part of the financing for the purchase price of the TMX Acquisition described in Note 19.
The Company historically issued warrants (“Warrants”) to purchase 9,704,538 of the Company’s Class A Common Units. The Warrants expire on March 26, 2026 and may only be exercised to the extent the holders of the Preferred Units reach certain return thresholds.
On June 28, 2024, the Company entered into agreements to purchase 2,351,777 Class A Common Units and 293,320 Class M Common Units. Additionally, the Company purchased previously issued warrants to purchase 485,227 of the Company’s Class A Common Units.
A summary of the Company’s significant accounting policies follows. The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America.
Business combinations:   The Company accounts for business combinations under the acquisition method of accounting. Under this method, acquired assets, including separately identifiable intangible assets, and any assumed liabilities are recorded at their acquisition date estimated fair value. The excess of purchase price over the fair value amounts assigned to the assets acquired and the liabilities assumed represents the goodwill amount resulting from the transactions. Determining the fair value of assets acquired and liabilities assumed involves the use of significant estimates and assumptions.
Basis of consolidation:   The accompanying consolidated financial statements include the accounts of CCF and subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.
Reclassifications:   Certain amounts reported in the 2023 consolidated financial statements have been reclassified to conform to classifications presented in the 2024 consolidated financial statements, without affecting the previously reported net loss or members’ deficit.
Use of estimates:   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for credit losses, the accrual for third-party losses, the determination of fair value of medium-term finance receivables, the valuation of goodwill, and the valuation of deferred tax assets and liabilities.
Revenue recognition:   Transactions include loans, credit service fees, check cashing, bill payment, money transfer, money order sales, and other miscellaneous products and services. The revenue recognized from these transactions is classified in the following categories:
Finance receivable revenues — Advance fees and direct costs incurred for the origination of secured and unsecured short-term and medium-term consumer loans are deferred and amortized over the loan period using the effective interest method. Interest earned from short-term and medium-term consumer loans are recognized over the term of the loan using the effective interest method for finance receivables at amortized cost. However, a portion of finance receivables are measured using the fair value option, which is measured based on a discounted cash flow methodology. Interest and fee income on finance receivables at fair value are recognized in finance receivables revenues in the Company’s consolidated statements of operations.
Credit service fees — Credit service organization and credit access bureau (collectively “CSO”) fees are recognized over the arranged credit service period. Product sales are allocated based on performance obligation. CSO performance obligations include the guarantee and the arrangement of the loan. The guarantee portion of the fees are recognized over the period of the loan as the guarantee represents the primary performance obligation. The arrangement of the loan represents a small portion of the CSO fee, and the net impact would not be material.
Check cashing fees — The full amount of the check cashing fee is recognized as revenue at the time of the transaction. The revenue is recognized and the performance obligation is satisfied at the time the service is provided.
Card fees and Other — The Company acts in an agency capacity regarding bill payment services, money transfers, card products, fee based third-party processing services and money orders offered and sold at its retail locations. The Company records the net amount retained as revenue because the supplier is the primary obligor in the arrangement, the amount earned by the Company is fixed, and the supplier is determined to have the ultimate credit risk. The revenue is recognized and the performance obligation is satisfied at the time the service is provided. The transaction price is reduced for variable considerations related to assuring the minimum cash requirement and program fees paid directly to the third-party lending program provider. The Company estimates the amount of variable consideration to which it expects to be entitled at contract inception using the expected value, subject to the constraint that a significant revenue reversal is not probable and is reassessed each reporting period. A small portion of other revenues includes incentive and signing bonuses based on reaching certain volumes, which are recognized over time as the performance obligation is fulfilled. The bonuses are associated with the Company’s agency agreements.
Disaggregation of revenues — Revenues for finance receivables, including the fair value adjustment of finance receivables, and credit service fees are recognized over the term of the loan. Certain other revenues are recognized over the life of the related contract. Total revenues recognized over time were $1.7 billion and $1.0 billion, for the years ended December 31, 2024 and 2023, respectively. Revenues for check cashing, card fees, and other are recognized at the time of service and were $110.4 million and $101.0 million, for the years ended December 31, 2024 and 2023, respectively.
Cash and cash equivalents:   Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less. The Company may maintain deposits with well-capitalized banks in amounts in excess of federal depository insurance limits, but believes any such amounts do not represent significant credit risk.
Restricted cash:   Restricted cash represents cash used to meet redress obligations, state licensing requirements, compensating balances, or is restricted as to withdrawal or usage.

Finance receivables at amortized cost:   Finance receivables consist of short-term and medium-term secured and unsecured consumer loans.
Short-term consumer loans can be unsecured or secured with a maturity up to ninety days. Unsecured short-term loan products typically range in principal from $50 to $500, with a maturity between fourteen and thirty-five days. This form of lending is based on applicable laws and regulations which vary by state. The customers repay the loan by making cash payments or allowing a check or preauthorized debit to be presented. Secured consumer loans with a maturity of ninety days or less are included in this category and represented 79.19% and 77.57% of short-term consumer loans at December 31, 2024 and December 31, 2023, respectively.
In certain states, in compliance with law, the Company offers an extended payment plan for all borrowers. This extended payment plan is advertised to all customers where the program is offered, either via pamphlet, posted at the store at the time of the consumer loan, or on the website. This payment plan is available to all customers in these states upon request and is not contingent on the borrower’s repayment status or further underwriting standards. There are no modifications to customers experiencing financial difficulty. The term is extended to roughly four payments over eight weeks. If customers in the extended payment plan do not make these payments, then their held check is deposited or an ACH is processed for the full amount. Gross loan receivables subject to these repayment plans were immaterial at December 31, 2024 and 2023, respectively.
Medium-term consumer loans can be unsecured or secured with a maturity greater than ninety days and up to forty-eight months. Unsecured medium-term products typically range from $50 to $6,000 and are evidenced by a promissory note with a maturity between three and thirty-six months. These consumer loans vary in structure depending upon the applicable laws and regulations where they are offered. The medium-term consumer loans are payable in installments or provide for a line of credit with periodic payments. Secured consumer loans with a maturity greater than ninety days are included in this category and represented 72.30% and 66.06% of medium-term consumer loans at December 31, 2024 and December 31, 2023, respectively.
The Company offers consumer loans that are secured by collateral, for which the Company has the right to operate or sell if the customer is experiencing financial difficulty. Secured consumer loans are generally secured by automobiles, motorcycles, or other personal property, however, some consumer loans are unsecured and have no underlying collateral.
Delinquency:   The Company determines delinquency status using the contractual terms of the finance receivable.
Allowance for credit losses:   Provisions for credit losses are charged to income in amounts sufficient to maintain an adequate allowance for credit losses and an adequate accrual for losses related to guaranteed loans processed for third-party lenders under the CSO program. The factors used in assessing the overall adequacy of the allowance for credit losses on finance receivables, the accrual for losses related to guaranteed loans made by third-party lenders and the resulting provision for credit losses include an evaluation by product, by market based on historical loss experience, and delinquency of certain medium-term consumer loans. The Company evaluates various qualitative factors that may or may not affect the computed initial estimate of the allowance for credit losses on finance receivables, by using internal valuation inputs including historical loss experience, delinquency, overall portfolio quality, and current economic conditions.
Management estimates the allowance balance using relevant information relating to past events, current expectations related to economic conditions, and reasonable and supportable forecasts. Due to the short-term nature of the loan portfolio, forecasted changes in the macroeconomic variables such as unemployment levels and inflationary pressures typically do not have a significant impact on loans outstanding. The Company utilizes a loss rate approach in determining its lifetime expected credit losses primarily based on the Company’s historical loss experience. The forecast of expected losses by loss curves as compared to historical loss curves identifies significant changes in borrower behavior that may indicate historical migration rates should be adjusted, and extends over a reasonable and supportable forecast period, after which the Company reverts to historical experience. The Company does not require reversion adjustments due to the short-term nature of the loan portfolio. The Company’s current expected credit loss (“CECL”)

vintage model segments its loan portfolio into monthly pools of receivables by short-term, medium-term, secured and unsecured and estimates the allowance for credit losses by applying loss rates primarily derived from internal, historical cumulative loss experience, then adjusted by qualitative factors to address recent and forecasted business trends. Qualitative factors considered when determining any adjustments to the historical loss rates included, but were not limited to, contractual delinquency, the value of underlying collateral, economic and other qualitative considerations, and management’s judgement. The Company evaluates such pooling decisions and adjusts as needed from time to time as risk characteristics change. While management uses the best information available to make its evaluation, future adjustments to the allowance for credit losses may be necessary if there are significant changes in economic conditions.
For short-term unsecured cash advance consumer loans, the Company’s policy is to charge off loans when they become past due. For short-term unsecured installment consumer loans, the Company’s policy is to charge off loans when accounts are sixty days past due. The Company’s policy dictates that, where a customer has provided a check or an electronic payment authorization for presentment upon the maturity of a loan, if the customer has not paid off the loan by the due date, the Company will deposit the customer’s check or draft the customer’s bank account for the amount due. If the check or draft is returned as unpaid, all accrued fees and outstanding principal are charged-off as uncollectible. For short-term secured loans, the Company’s policy generally requires that balances be charged off when accounts are either thirty, sixty or ninety days past due depending on the product.
The Company may place loans on nonaccrual status due to statutory requirements, or if the timely collection of principal and interest becomes uncertain. Accrued interest is not applied against interest income and loans remain on nonaccrual status until payment or charge-off. Payments are applied first to any outstanding past due loan balances. Past due payments may not bring a loan off nonaccrual status. The Company’s policy for determining past due status is consistent with the loans receivable aging disclosure. The Company had $93.9 million and $113.6 million of loans in nonaccrual status as of December 31, 2024 and 2023, respectively. The amount of the resulting charge-off includes unpaid principal, accrued interest and any uncollected fees, if applicable.
For medium-term secured and unsecured consumer loans that have a term of one year or less, the Company’s policy requires that balances be charged off when accounts are either sixty or ninety days past due. For medium-term secured and unsecured consumer loans that have an initial maturity of greater than one year, the Company’s policy generally requires that balances be charged off when accounts are ninety-one days past due. For medium-term loans valued at amortized cost, the Company accrues interest on past-due loans until charged-off for most medium-term loans. For most title loans, the interest and fee income is reversed if the loan is delinquent over thirty-five days and is not resumed until the loan is current. The amount of the resulting charge-off may include unpaid principal, accrued interest and any uncollected fees, if applicable.
Recoveries of amounts previously charged off are recorded to the allowance for credit losses or the accrual for third-party losses in the period in which they are received.
Adoption of ASC 326:   On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical loss experience, current expectations related to economic conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.
The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. The transition adjustment of the adoption of CECL included in the allowance for credit losses on loans of $10,694, which is presented as a reduction to net loans outstanding, in the reserve on unfunded loan commitments of $4,896, which is recorded within accounts payable and accrued liabilities, and in the accrual for third-party lender losses of $4,383, which is included in accounts payable and accrued liabilities.

Adoption of ASC 825:   On July 1, 2024, the Company elected to adopt a fair value option (“FVO”) under ASC 825-10, Financial Instruments — Overall on an instrument-by-instrument basis with changes in fair value reported in the fair value adjustment of finance receivables on the Company’s consolidated statements of operations. Election of this option is intended to increase comparability of financial statement information as well as provide a lower cost option for some in preparation. The Company elected this option on July 1, 2024 for new loans under specified products. No adjustment to opening retained earnings was recorded at the time of election.
Finance receivables at fair value:   As adopted, on July 1, 2024, the Company elected the FVO under ASC 825-10, to be applied to all newly originated loans under medium-term secured and medium-term unsecured products, excluding products tied to a line of credit and any third-party lender products under a CSO program, which share similarities in classifications of term length and securitization, but differ in terms of financial instrument product type. As such, the respective finance receivables are reported as finance receivables at fair value on the Company’s consolidated balance sheets. The FVO portfolio is measured based on a discounted cash flow methodology. Loss and payment activity and certain cost assumptions are determined using respective historical data and include consideration of recent trends and anticipated future performance. Future cash flows are discounted using a rate of return that the Company believes is reflective of the market. The changes in fair value are reported in the fair value adjustment of finance receivables on the Company’s consolidated statements of operations. Interest and fee income on finance receivables at fair value are recognized in finance receivables revenues in the Company’s consolidated statements of operations. Charge-off and recovered finance receivable revenues are included in net charge-offs of finance receivables at fair value on the Company’s consolidated statements of operations.
Secured consumer loans before fair value adjustments with a maturity greater than ninety days included in this category represented 78.87% of medium-term consumer loans at December 31, 2024.
Reserve for unfunded commitments:   Financial instruments include off-balance sheet credit instruments, such as commitments to extend lines of credit to meet customer financing needs. The Company’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments, is represented by the contractual amount of those instruments.
The Company records a reserve for unfunded commitments on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancellable, through a charge to provision for credit losses in the Company’s statements of operations. The reserve for unfunded commitments on off-balance sheet credit exposure is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans. When estimating the exposure, the Company evaluates both the likelihood the funding will occur and the estimate of the expected credit losses on commitments expected to be funded over its estimated life based on historical data. The reserve for unfunded commitments is included in accounts payable and accrued liabilities on the Company’s consolidated balance sheet.
Purchased credit deteriorated loans:   Upon adoption of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326), loans designated as purchased credit impaired (“PCI”) loans under the previous accounting guidance were classified as purchased credit deteriorated (“PCD”) loans without reassessment.
In future acquisitions, the Company may purchase loans, some of which have experienced more than significant credit deterioration since origination. In those cases, the Company will consider internal loan grades, delinquency status and other relevant factors in assessing whether purchased loans are PCD. PCD loans are recorded at the amount paid. An initial allowance for credit losses is determined using the same methodology as other loans held for investment, but with no impact to earnings. The initial allowance for credit loss determined on a collective basis is allocated to individual loans. The sum of the loan’s purchase price and allowance for credit loss becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent to initial recognition, PCD loans are subject to the same interest income recognition and impairment model as non-PCD loans, with changes to the allowance for credit losses recorded through provision expense.

Credit service organization:   Certain subsidiaries of the Company offer a credit service organization (“CSO”) product to assist customers in obtaining credit with unaffiliated third-party lenders for a fee. The Company records a liability for the secured and unsecured loans expected to default subject to a guarantee. This liability is disclosed as part of accounts payable and accrued liabilities on the Company’s consolidated balance sheets.
Management estimates the accrual for credit losses using relevant information relating to past events, current expectations related to economic conditions, and reasonable and supportable forecasts. The Company utilizes a loss rate approach in determining its lifetime expected credit losses primarily based on third-party lender historical loss experience. The Company’s current expected credit loss (“CECL”) vintage model segments its loan portfolio into monthly pools of receivables by short-term, medium-term, secured and unsecured and estimates the accrual for credit losses by applying loss rates primarily derived from internal, historical cumulative loss experience, then adjusted by qualitative factors to address recent and forecasted business trends. Qualitative factors considered when determining any adjustments to the historical loss rates included, but were not limited to, contractual delinquency, the value of underlying collateral, economic and other qualitative considerations, and management’s judgement. The Company evaluates such pooling decisions and adjusts as needed from time to time as risk characteristics change. While management uses the best information available to make its evaluation, future adjustments to the accrual for credit losses may be necessary if there are significant changes in economic conditions.
Card related pre-funding and receivables:   The Company acts as an agent for marketing prepaid debit cards. For certain products, the Company offers prepaid cards to customers as a optional source of funding a loan and maintains a pre-funded account to load the cards.
Property, leasehold improvements and equipment:   Leasehold improvements and equipment are carried at cost. Depreciation is provided principally by straight-line methods over the estimated useful lives of the assets or the lease term, whichever is shorter.
The useful lives of leasehold improvements and equipment by class are as follows:
Years
Furniture and fixtures	7
Leasehold improvements	5 – 10
Computer hardware and software	3 – 7
Vehicles	5
Buildings	30
Leases:   The Company records a right-of-use (“ROU”) asset for those leases that convey rights to control use of identified assets for a period of time in exchange for consideration. The Company is also required to record a lease liability for the present value of future payment commitments. The Company leases most of its premises and some vehicles and equipment under operating leases expiring on various dates through 2033, with some at various dates through 2036. The majority of lease agreements relate to real estate and generally provide that the Company pay taxes, insurance, maintenance and certain other variable operating expenses applicable to the leased premises. The Company’s leases often include options to extend or terminate at its sole discretion, which are included in the determination of the lease term when they are reasonably certain to be exercised. Variable lease components and non-lease components are not included in the Company’s computation of the ROU asset or lease liability. The Company also does not include short-term leases in the computation of the ROU asset or lease liability. Short-term leases are leases with a term at commencement of 12 months or less. Short-term lease expense is recorded on a straight-line basis over the term of the lease.
Deferred loan origination costs:   Direct costs incurred for the origination of loans, which consist mainly of direct and employee-related costs, are deferred and amortized to loan fee income over the contractual lives of the loans using the interest method unless carried at the fair value option. Unamortized amounts are recognized as income at the time that loans are paid in full or at charge-off.
Goodwill and other intangible assets:   Goodwill, or cost in excess of fair value of net assets of the companies acquired, is recorded at its carrying value. The Company had previously adopted the provisions of ASU 2017-04, which requires a single-step goodwill impairment test that compares the carrying value of the reporting unit (the Company as a whole since it is comprised of a single reporting unit) with its fair value. Goodwill is considered to be impaired if the fair value of a reporting unit is less than its carrying value; a goodwill impairment loss recognized for the difference, limited to the amount of goodwill recognized. ASU 2017-04 also eliminated the prior guidance for reporting units with a zero or negative carrying value. As such, the same one-step process is applied in all circumstances. As of December 31, 2024 and 2023, the Company has a member’s deficit of $101.8 million and $88.8 million, respectively. Based on management’s evaluation, the Company concluded no impairment on the fair value of the Company’s goodwill in the years ended December 31, 2024 or 2023.
The Company recorded no goodwill as part of the TMX Acquisition as described in Note 19.
The Company’s other intangible assets consist of a trade name, customer list, software and favorable lease asset. The Company recorded $19.4 million in trade name, $18.8 million in software, $10.0 million in favorable lease and $0.2 million internet domain license as part of the TMX Acquisition described in Note 19. The Company recorded $26.4 million in trade name and $86.9 million in customer list as part of the CURO Acquisition described in Note 1 below. The amounts recorded for other intangible assets are amortized using the straight-line method over three years for software, five years for the customer list, fifteen years for the trade name and nine years for the favorable lease. Intangible amortization expense for the years ended December 31, 2024 and 2023, was $29.8 million and $20.2 million, respectively.
Repossessed assets:   Repossessed assets are valued at the lower of the finance receivable balance prior to repossession or the estimated net realizable value of the repossessed asset. The Company estimates net realizable value using the projected cash value upon liquidation, less costs to sell the related collateral. Repossessed assets for the Company totaled $15.3 million and $11.9 million at December 31, 2024 and December 31, 2023, respectively. Repossessed assets are included in other assets on the Company’s consolidated balance sheets.
Deferred debt issuance costs:   Deferred debt issuance costs are amortized using the interest method over the life of the related contractual obligation using a method that approximates the interest method. Amortization is included as a component of interest expense, net in the consolidated statements of operations. The Company paid $3.2 million and $14.4 million of deferred debt issuance costs and amortized $18.2 million and $9.5 million of the issuance costs for the years ended December 31, 2024 and 2023, respectively.
Deferred revenue:   The Company’s deferred revenue is comprised of an upfront fee received under an agency agreement to offer wire transfer services at the Company’s branches. The deferred revenue is recognized over the contract period on a straight-line basis.
Revenue recognized from the upfront fees totaled $1.4 million and $0.9 million for the years ended December 31, 2024 and 2023, respectively, and is included in other revenues on the consolidated statements of operations.
Self-insurance liability:   The Company is self-insured for employee medical benefits subject to certain loss limitations. The incurred but not reported liability (“IBNR”) represents an estimate of the cost of unreported claims based on historical claims reporting. The Company monitors the continued reasonableness of the assumptions and methods used to estimate the IBNR liability each reporting period. This liability is disclosed as part of accounts payable and accrued liabilities on the consolidated balance sheets.
Advertising and marketing costs:   Costs incurred for producing and communicating advertising, and marketing over the internet are charged to operations when incurred or the first-time advertising takes place.
Store closure expense:   Store closure expense on the Company’s consolidated statements of operations consist of lease termination expense and exiting expenses for retail locations that have closed or have been scheduled to be closed.
Transition services expense:   As part of the acquisition of Speedy Cash, Rapid Cash and Avio Credit Businesses (“CURO Acquisition”) from CURO Intermediate Holdings Corp. (“CURO”) in 2022, the

Company entered into a Transition Services Agreement (“TSA”) whereby the Company agreed to reimburse CURO for certain costs post transaction which are paid for or borne in support of the entities purchased by the Company. This liability of $20.8 million and $19.0 million as of December 31, 2024 and 2023, respectively, includes accrued interest and is recorded in accounts payable and accrued liabilities in the Company’s consolidated balance sheets. The Company is accounting for the expense and related interest due in transition services expense in the consolidated statements of operations.
Gain on store closures:   The company recognizes gains or losses on disposal of property, leasehold improvements, and equipment for retail locations that have closed or have been scheduled to be closed.
Impairment of long-lived assets:   The Company evaluates all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amount of these assets cannot be recovered by the undiscounted net cash flows they will generate.
Provision for income taxes:   Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense represents current tax obligations and the change in deferred tax assets and liabilities.
The Company evaluates uncertain tax positions by reviewing against applicable tax law positions taken by the Company with respect to tax years for which the statute of limitations is still open. The Company recognizes the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes are charged to income tax expense.
Fair value of financial instruments:   Financial assets and liabilities measured at fair value are grouped in three levels. The levels prioritize the inputs used to measure the fair value of the assets or liabilities. These levels are:
•
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active.

•
Level 3 — Unobservable inputs for assets and liabilities reflecting the reporting entity’s own assumptions.

The Company follows the provisions of ASC 820-10, Fair Value Measurements and Disclosures, which applies to all assets and liabilities that are measured and reported on a fair value basis. ASC 820-10 requires a disclosure that establishes a framework for measuring fair value within GAAP and expands the disclosure about fair value measurements. This standard enables a reader of consolidated financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The standard requires that assets and liabilities carried at fair value be classified and disclosed in one of the three categories.
In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820-10. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.
Special purpose entities:   The Company has subsidiaries that are considered special purpose entities (“SPE”). The SPEs were created for the primary purpose to house secured credit facilities, the respective collateral for those facilities and any transfers of assets to and from other subsidiaries. The Company transfers finance receivables from originating subsidiaries to the SPE to secure as collateral on the credit facilities of the SPEs. Subsidiaries of the Company continue to service finance receivables transferred to the SPEs. The

SPEs primarily use the proceeds from the finance receivables to pay obligations of the SPEs, including interest expense on the credit facilities, as well as advance additional funding to subsidiaries of the Company, subject to restrictions such as a borrowing base. The finance receivables of the SPEs are reported as assets and the credit facilities are reported as liabilities on the Company’s consolidated balance sheets.
Adoption of ASU 2020-06 and 2021-08:   On January 1, 2024, the Company adopted ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard improves financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.
On January 1, 2024, the Company adopted ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This standard requires entities to apply guidance in the Revenue topic to recognize and measure contract assets and contract liabilities acquired in a business combination. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.
Recent Accounting Pronouncements:   In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This standard will align several disclosure and presentation requirements in the FASB Accounting Standards Codifications with the SEC’s regulations. The amendments are applied prospectively and are effective two years after the SEC removes the related requirements from Regulations S-X or S-K. Any amendments the SEC does not remove by June 30, 2027 will not become effective for any entity. The Company does not expect these amendments to have a material effect on the consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures to enhance the transparency and decision usefulness of income tax disclosures requiring for entities other than public business entities to provide qualitative disclosures about specific categories of reconciling items and individual jurisdictions. The amendments are effective for fiscal years beginning after December 15, 2024. The amendments should be applied prospectively, however, retrospectively and early adoption are also permitted. The Company does not expect these amendments to have a material effect on the consolidated financial statements.
In March 2024, the FASB issued ASU 2024-01, Compensation — Stock Compensation (Topic 718) to enhance the transparency by including an illustrative example to assist in determining whether a profits interest or similar award is within the guidance of Topic 718 or is not a share-based payment arrangement and should be within the scope of other guidance. The amendments are effective for fiscal years beginning after December 15, 2024. The amendments can be applied prospectively or retrospectively and early adoption are also permitted. The Company does not expect these amendments to have a material effect on the consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income — Expense Disaggregation Disclosures, which creates new qualitative and quantitative income statement expense disclosure requirements for public business entities (PBEs), primarily through disaggregated disclosures of certain expense captions into specified categories within the footnotes to the financial statements. The new standard is effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The amendments of this standard should be applied prospectively, with retrospective application permitted. Early adoption is also permitted. The Company is evaluating the impact of this ASU but does not expect these amendments to have a material effect on the consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-04, Debt — Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments to clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of the standard to the financial statement disclosures. The Company reviewed all other newly issued accounting pronouncements and concluded that they are either not applicable to the Company or are not expected to have a material effect on the Company’s consolidated financial statements and related disclosures as a result of future adoption.
Non-controlling interest:   The non-controlling interest reported in members’ deficit represents the Class B membership units of CCF MIP Holdings, LLC, a consolidated subsidiary, held by members of management.
Subsequent events:   The Company has evaluated its subsequent events (events occurring after December 31, 2024) through the issuance date of October 10, 2025. Events are incorporated with their respective footnote.
On February 10, 2025, the TMX ABL Credit Facility and the TMX Over-advance credit facility were amended. On June 30, 2025, the Swingline Loan was amended. On July 3, 2025, the Sparrow Single-pay Facility and the Sparrow Multi-pay Facility were amended. Please refer to Note 7 for more details.
Certain contingencies in Note 13 have also been updated with events subsequent to December 31, 2024.
Additional tax reform legislation was enacted subsequent to December 31, 2024 and is discussed in Note 15.
Note 2.   Finance Receivables at Amortized Cost, Credit Quality Information and Allowance for Credit Losses
Finance receivables at amortized cost represent amounts due from customers for advances at December 31, 2024 and 2023 consisted of the following:
	December 31,
	2024	2023
Short-term consumer loans:
Secured	$317,788	$301,028
Unsecured	83,526	87,042
Total short-term consumer loans	401,314	388,070
Medium-term consumer loans:
Secured	227,118	274,046
Unsecured	87,023	140,797
Total medium-term consumer loans	314,141	414,843
Total gross receivables	715,455	802,913
Unearned advance fees, net of deferred loan origination costs	(84,465)	(18,274)
Finance receivables at amortized cost	630,990	784,639
Allowance for credit losses	(114,865)	(119,061)
Finance receivables at amortized cost, net	$516,125	$665,578
The remaining uncollectible finance receivables purchased as part of the acquisition of TMX Finance LLC, a subsidiary of the Company, at December 31, 2024 and December 31, 2023 is $6.2 million and $31.9 million, respectively. The remaining uncollectible finance receivables purchased as part of the acquisition of Speedy Cash, Rapid Cash and Avio Credit at December 31, 2024 and December 31, 2023 is $0.2 million and $8.2 million, respectively.
The Company’s consumer loan portfolio includes both secured and unsecured loans. The Company considers the delinquency status of the finance receivables as a key credit quality indicator and evaluates the credit quality of its consumer based on the aging status of the loan and by payment activity. As part of the Company’s credit risk management activities, the Company actively monitors the migration between the delinquency buckets and changes in the delinquency trends to manage exposure to credit risk in the portfolio.

The following tables below are a summary of the Company’s gross receivables at amortized cost by their year of origination and number of days delinquent:
Short-term secured December 31, 2024	2024	2023	2022	2021	2020	Prior	Open End Lines of Credit	Total
Current	$228,638	$55	$—	$—	$—	$—	$—	$228,693
1 – 30 days past due	54,361	102	—	—	—	—	—	54,463
31 – 60 days past due	23,279	78	—	—	—	—	—	23,357
61 – 90 days past due	12,229	26	—	—	—	—	—	12,255
91+ days past due	—	—	—	—	—	—	—	—
Finance receivables at amortized cost	$318,507	$261	$—	$—	$—	$—	$—	$318,768
Gross charge-offs	$170,522	$73,619	$181	$—	$—	$—	$—	$244,322
Short-term unsecured December 31, 2024	2024	2023	2022	2021	2020	Prior	Open End Lines of Credit	Total
Current	$80,105	$—	$—	$—	$—	$—	$—	$80,105
1 – 30 days past due	2,273	—	—	—	—	—	—	2,273
31 – 60 days past due	59	—	—	—	—	—	—	59
61 – 90 days past due	9	—	—	—	—	—	—	9
91+ days past due	14	8	—	—	—	—	—	22
Finance receivables at amortized cost	$82,460	$8	$—	$—	$—	$—	$—	$82,468
Gross charge-offs	$136,771	$12,381	$3	$—	$—	$—	$—	$149,155
Medium-term secured December 31, 2024	2024	2023	2022	2021	2020	Prior	Open End Lines of Credit	Total
Current	$47,905	$11,519	$1,966	$201	$8	$—	$40,274	$101,873
1 – 30 days past due	15,613	4,437	1,147	223	22	—	9,078	30,520
31 – 60 days past due	6,448	1,494	338	73	1	—	4,185	12,539
61 – 90 days past due	4,365	661	132	29	—	—	2,217	7,404
91+ days past due	48	10	3	—	—	—	49	110
Finance receivables at amortized cost	$74,379	$18,121	$3,586	$526	$31	$—	$55,803	$152,446
Gross charge-offs	$64,169	$73,769	$8,119	$1,480	$166	$170	$31,278	$179,151
Medium-term unsecured December 31, 2024	2024	2023	2022	2021	2020	Prior	Open End Lines of Credit	Total
Current	$4,280	$414	$114	$69	$—	$—	$47,699	$52,576
1 – 30 days past due	986	72	23	5	—	—	9,380	10,466
31 – 60 days past due	1,049	55	7	2	—	—	6,492	7,605
61 – 90 days past due	145	20	23	5	—	—	5,589	5,782
91+ days past due	211	30	30	7	—	—	601	879
Finance receivables at amortized cost	$6,671	$591	$197	$88	$—	$—	$69,761	$77,308
Gross charge-offs	$35,207	$32,018	$2,161	$222	$28	$6	$79,147	$148,789

Short-term secured December 31, 2023	2023	2022	2021	2020	2019	Prior	Open End Lines of Credit	Total
Current	$213,834	$—	$—	$—	$—	$—	$—	$213,834
1 – 30 days past due	52,725	—	—	—	—	—	—	52,725
31 – 60 days past due	20,052	—	—	—	—	—	—	20,052
61 – 90 days past due	10,487	—	—	—	—	—	—	10,487
91+ days past due	—	—	—	—	—	—	—	—
Finance receivables at amortized cost	$297,098	$—	$—	$—	$—	$—	$—	$297,098
Gross charge-offs	$57,119	$2,854	$4	$—	$—	$—	$—	$59,977
Short-term unsecured December 31, 2023	2023	2022	2021	2020	2019	Prior	Open End Lines of Credit	Total
Current	$79,801	$—	$—	$—	$—	$—	$—	$79,801
1 – 30 days past due	6,754	—	—	—	—	—	—	6,754
31 – 60 days past due	32	—	—	—	—	—	—	32
61 – 90 days past due	2	—	—	—	—	—	—	2
91+ days past due	—	1	1	—	—	—	—	2
Finance receivables at amortized cost	$86,589	$1	$1	$—	$—	$—	$—	$86,591
Gross charge-offs	$111,506	$9,508	$13	$—	$—	$—	$—	$121,027
Medium-term secured December 31, 2023	2023	2022	2021	2020	2019	Prior	Open End Lines of Credit	Total
Current	$151,121	$14,073	$2,095	$228	$8	$—	$40,330	$207,855
1 – 30 days past due	28,147	4,820	974	113	34	—	8,918	43,006
31 – 60 days past due	10,342	1,452	240	27	40	—	4,059	16,160
61 – 90 days past due	6,592	805	128	30	26	—	2,226	9,807
91+ days past due	98	23	61	46	—	—	170	398
Finance receivables at amortized cost	$196,300	$21,173	$3,498	$444	$108	$—	$55,703	$277,226
Gross charge-offs	$34,347	$24,545	$2,382	$147	$114	$—	$14,082	$75,617
Medium-term unsecured December 31, 2023	2023	2022	2021	2020	2019	Prior	Open End Lines of Credit	Total
Current	$40,544	$2,916	$232	$5	$—	$—	$44,560	$88,257
1 – 30 days past due	7,336	603	61	—	—	—	8,323	16,323
31 – 60 days past due	5,198	422	38	—	—	—	5,532	11,190
61 – 90 days past due	2,537	338	29	—	—	—	4,085	6,989
91+ days past due	565	2	—	—	2	—	396	965
Finance receivables at amortized cost	$56,180	$4,281	$360	$5	$2	$—	$62,896	$123,724
Gross charge-offs	$35,133	$31,376	$1,312	$9	$164	$2	$62,367	$130,363

Changes in the allowance for credit losses by product type for the year ended December 31, 2024, are as follows:
	Balance 1/1/2024	Provision	Charge-Offs	Recoveries	Balance 12/31/2024	Receivables 12/31/2024	Allowance as a percentage of receivables
Short-term consumer loans	$45,421	$207,877	$(393,477)	$207,918	$67,739	$401,314	16.88%
Medium-term consumer loans	73,640	211,617	(327,940)	89,809	47,126	314,141	15.00%
	$119,061	$419,494	$(721,417)	$297,727	$114,865	$715,455	16.05%
The provision for credit losses for the year ended December 31, 2024, also includes the change in liability for credit losses on off-balance sheet credit exposure from unfunded loans of $1.5 million.
The provision for credit losses for the year ended December 31, 2024, also includes losses from returned items from check cashing of $7.4 million.
The provision for short-term consumer loans of $207.9 million is net of debt sales of $3.2 million for the year ended December 31, 2024.
The provision for medium-term consumer loans of $211.6 million is net of debt sales of $3.6 million for the year ended December 31, 2024.
Changes in the allowance for credit losses by product type for the year ended December 31, 2023, are as follows:
	Balance 1/1/2023	Adoption of Accounting Standard	Provision	Charge-Offs	Recoveries	Balance 12/31/2023	Receivables 12/31/2023	Allowance as a percentage of receivables
Short-term consumer loans	$4,611	$—	$99,573	$(181,004)	$122,241	$45,421	$388,070	11.70%
Medium-term consumer loans	48,034	10,694	168,415	(205,980)	52,477	73,640	414,843	17.75%
	$52,645	$10,694	$267,988	$(386,984)	$174,718	$119,061	$802,913	14.83%
The provision for credit losses for the year ended December 31, 2023, also includes losses from returned items from check cashing of $7.0 million.
The provision for short-term consumer loans of $99.6 million is net of debt sales of $4.8 million for the year ended December 31, 2023.
The provision for medium-term consumer loans of $168.4 million is net of debt sales of $5.4 million for the year ended December 31, 2023.
The Company has subsidiaries that facilitate third-party lender loans under the CSO model. Changes in the accrual for third-party lender losses for the years ended December 31, 2024 and 2023, were as follows:
	Years Ended December 31,
	2024	2023
Total balance, beginning of period	$58,480	$28,089
Adoption of new standard	—	4,383
Accrual balance resulting from acquisition	—	30,259
Provision for credit losses	144,161	143,897
Charge-offs, net	(142,154)	(148,148)
Total balance, end of period	$60,487	$58,480

Subsidiaries of the Company offer a CSO product in Texas to assist consumers in obtaining credit with unaffiliated third-party lenders. Total gross finance receivables for which the Company has recorded an accrual for third-party lender losses totaled $244.5 million and $252.0 million at December 31, 2024 and December 31, 2023, respectively, and the corresponding guaranteed consumer loans are disclosed as an off-balance sheet arrangement. The CSO fee receivables were $33.3 million and $35.8 million at December 31, 2024 and December 31, 2023, respectively, and were included in finance receivables at amortized cost, net on the Company’s consolidated balance sheets.
The Company recognized recoveries of $26.2 million and $32.9 million on these loans during the years ended December 31, 2024 and 2023, respectively.
The Company had $13.8 million and $63.6 million in collateral accounts for the benefit of lenders as of December 31, 2024 and 2023, respectively, which is included in other assets on the consolidated balance sheets. The balances required to be maintained in these collateral accounts vary by lender, typically based on a negotiated percentage of the outstanding loan balances held by the lender.
The aging of gross receivables at December 31, 2024 and 2023 are as follows:
	December 31, 2024		December 31, 2023
Current finance receivables	$540,197	75.5%	$608,840	75.8%
Past due finance receivables (1 – 30 days)
Secured short-term consumer loans	54,718	7.7%	54,283	6.7%
Unsecured short-term consumer loans	4,518	0.6%	2,269	0.3%
Short-term consumer loans	59,236	8.3%	56,552	7.0%
Secured medium-term consumer loans	34,011	4.7%	42,795	5.3%
Unsecured medium-term consumer loans	11,155	1.6%	18,185	2.3%
Medium-term consumer loans	45,166	6.3%	60,980	7.6%
Total past due finance receivables (1 – 30 days)	104,402	14.6%	117,532	14.6%
Past due finance receivables (31 – 60 days)
Secured short-term consumer loans	23,414	3.3%	19,812	2.5%
Unsecured short-term consumer loans	102	—%	8	—%
Short-term consumer loans	23,516	3.3%	19,820	2.5%
Secured medium-term consumer loans	13,325	1.9%	16,136	2.0%
Unsecured medium-term consumer loans	7,790	1.1%	12,530	1.6%
Medium-term consumer loans	21,115	3.0%	28,666	3.6%
Total past due finance receivables (31 – 60 days)	44,631	6.3%	48,486	6.1%
Past due finance receivables (61 – 90 days)
Secured short-term consumer loans	12,243	1.7%	10,116	1.3%
Unsecured short-term consumer loans	48	—%	—	—%
Short-term consumer loans	12,291	1.7%	10,116	1.3%
Secured medium-term consumer loans	7,599	1.1%	9,160	1.1%
Unsecured medium-term consumer loans	5,333	0.7%	8,761	1.1%
Medium-term consumer loans	12,932	1.8%	17,921	2.2%
Total past due finance receivables (61 – 90 days)	25,223	3.5%	28,037	3.5%

	December 31, 2024		December 31, 2023
Past due finance receivables (91+ days)
Secured short-term consumer loans	4	—%	8	—%
Unsecured short-term consumer loans	20	—%	5	—%
Short-term consumer loans	24	—%	13	—%
Secured medium-term consumer loans	104	—%	2	—%
Unsecured medium-term consumer loans	874	0.1%	3	—%
Medium-term consumer loans	978	0.1%	5	—%
Total past due finance receivables (91+ days)	1,002	0.1%	18	—%
Total delinquent	175,258	24.5%	194,073	24.2%
Total gross receivables	715,455	100.0%	802,913	100.0%
Finance receivables in nonaccrual status	93,865	13.1%	113,647	14.2%

The following table is a summary of the Company’s nonaccrual loans by major category for the periods indicated:
	CECL			CECL
	December 31, 2024			December 31, 2023
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total
Short-term secured	$—	$68,976	$68,976	$—	$68,671	$68,671
Short-term unsecured	—	116	116	—	208	208
Medium-term secured	—	22,772	22,772	—	38,015	38,015
Medium-term unsecured	—	2,001	2,001	—	6,753	6,753
Total loans	$—	$93,865	$93,865	$—	$113,647	$113,647
The following table represents the accrued interest receivables written off by reversing interest income during the years ended December 31, 2024 and 2023:
	Years Ended December 31,
	2024	2023
Short-term secured	$10,140	$7,467
Short-term unsecured	19	41
Medium-term secured	2,075	4,958
Medium-term unsecured	100	1,441
Total interest	$12,334	$13,907
Note 3.   Finance Receivables at Fair Value
The Company has elected the fair value option for all new loans originating on or after July 1, 2024 that are medium-term secured and medium-term unsecured products, excluding products tied to a line of credit and any third-party lender products under a CSO program. At December 31, 2024, the aggregate principal balance outstanding for finance receivables at fair value that were 90 days or more past due was $0.1 million. At December 31, 2024, the aggregate fair value of finance receivables at fair value that were 90 days or more past due was $0.1 million. There are no finance receivables at fair value in nonaccrual status.

At December 31, 2023, the Company had no outstanding finance receivables held at fair value. The following table summarizes the difference between the fair value and the unpaid principal balance of finance receivables measured at fair value as of December 31, 2024:
	Year Ended December 31, 2024
	Aggregate principal balance outstanding	Net fair value adjustments	Finance receivables at fair value
Medium-term secured	$143,012	$21,720	$164,732
Medium-term unsecured	38,323	(1,260)	37,063
	$181,335	$20,460	$201,795
Changes in the fair value of finance receivables during the year ended December 31, 2024 were as follows:
	Balance at 1/1/2024	Originations	Repayments	Charge-offs, net	Net change in fair value	Balance at 12/31/2024
Medium-term secured	$—	$234,363	$(82,867)	$(8,484)	$21,720	$164,732
Medium-term unsecured	—	76,292	(28,716)	(9,253)	(1,260)	37,063
	$—	$310,655	$(111,583)	$(17,737)	$20,460	$201,795
Note 4.   Related Party Transactions
An entity in an executive officer’s family trust held a minority interest in IQV Servicing LLC, which provides loan servicing and collections. The Company included accrued liabilities for these related party services of $3.7 million and $2.6 million as of December 31, 2024 and 2023, respectively, to accounts payable and accrued liabilities on the Company’s consolidated balance sheets. Expenses incurred for these related party services were $41.8 million and $19.3 million for the years ended December 31, 2024 and 2023, respectively, and are included in other expenses on the Company’s consolidated statements of operations. In 2025, IQV Servicing LLC was renamed Meridian Servicing LLC, and the family trust ceased to be a shareholder.
An entity in an executive officer’s family trust held a minority interest in the lender on the Unsecured Swingline Agreement and Note (the “Swingline Loan”) created in 2023 which provides the Company with short-term liquidity. The Company included accrued interest for these related party services of none and $0.2 million as of December 31, 2024 and 2023, respectively, to accrued interest on the Company’s consolidated balance sheets. Interest expense on the Swingline Loan was $0.9 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively, and is included in interest expense, net on the Company’s consolidated statements of operations. Additional details for the Swingline Loan can be found in Note 7.
A unitholder of Preferred Units is also administrator and participant in several of the Company’s debt instruments disclosed in Note 7. The Company included accrued interest for these related party services of $2.5 million and $1.4 million as of December 31, 2024 and 2023, respectively, to accrued interest on the Company’s consolidated balance sheets. Expenses incurred for interest and other facility related expenses by the Company were $165.1 million and $100.5 million for the years ended December 31, 2024 and 2023, respectively and is included in interest expense, net on the Company’s consolidated statements of operations.
Another unitholder of Preferred Units leases a property in Tennessee to the Company. Expenses incurred to the unitholder for the use of the building by the Company were $1.5 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively and are recorded to occupancy expense on the Company’s consolidated statements of operations.
There were no additional material changes to existing related party agreements during the years ended December 31, 2024 and 2023.

Note 5.   Property, Leasehold Improvements and Equipment
At December 31, 2024 and 2023, property, leasehold improvements and equipment consisted of the following:
	December 31, 2024	December 31, 2023
Computer hardware and software	$79,503	$59,833
Leasehold improvements	76,432	79,473
Furniture and fixtures	30,997	25,831
Assets not placed in service	6,234	5,455
Buildings and land	427	427
	193,593	171,019
Less accumulated depreciation	(110,511)	(76,970)
Property, leasehold improvements and equipment, net	$83,082	$94,049
Depreciation expense for the years ended December 31, 2024 and 2023 was $40.3 million and $19.1 million, respectively.
Note 6.   Goodwill and Other Intangible Assets
The following table summarizes goodwill and other intangible assets as of December 31, 2024 and December 31, 2023:
	December 31, 2024	December 31, 2023
Goodwill	$107,888	$107,888
Other intangible assets, net:
Trade name	$41,827	$43,728
Customer list	41,806	60,798
Software	10,990	—
Favorable lease	8,642	9,729
Other	143	143
	$103,408	$114,398
Goodwill or cost in excess of fair value of net assets of the companies acquired, is recorded at its carrying value. As discussed in Note 1, the Company concluded no impairment on the fair value of the Company’s goodwill in the years ended December 31, 2024 or 2023.
The Company recorded no goodwill and $48.4 million in intangible assets as part of the TMX Acquisition on October 2, 2023, as described in Note 19.
The changes in the carrying amount of goodwill are summarized as follows:
Balance at December 31, 2022	$107,888
Goodwill recognized from acquisition	—
Balance at December 31, 2023	$107,888
Goodwill recognized from acquisition	—
Balance at December 31, 2024	$107,888

Other intangible assets, excluding right-of-use assets presented separately below in the financials, are summarized as follows:
	December 31, 2024			December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer list	$87,070	$(45,263)	$41,807	$87,070	$(26,272)	$60,798
Trade names	48,884	(7,057)	41,827	48,884	(5,156)	43,728
Software	18,840	(7,850)	10,990	—	—	—
Favorable lease	10,078	(1,437)	8,641	10,078	(349)	9,729
Other	143	—	143	143	—	143
Total	$165,015	$(61,607)	$103,408	$146,175	$(31,777)	$114,398
Amortization of specifically identifiable intangibles for the next 5 years is estimated to be:
Fiscal Years	Amount
2025	$28,211
2026	26,221
2027	12,826
2028	4,140
2029	4,140
Thereafter	27,727
Total amortization	$103,265
Intangible amortization expense, excluding the amortization on right-of-use assets, for the years ended December 31, 2024 and 2023, was $29.8 million and $20.2 million, respectively. This amount includes favorable lease amortization expense that is classified in occupancy costs on the Company’s consolidated statements of operations. Favorable lease amortization for the years ended December 31, 2024 and 2023 was $1.1 million and $0.3 million, respectively.
Note 7.   Pledged Assets and Debt
First Lien Facility at December 31, 2024 and December 31, 2023 consisted of the following:
	December 31, 2024			December 31, 2023
	Principal	Deferred Issuance Costs	Net Principal	Principal	Deferred Issuance Costs	Net Principal
$180.0 million First lien facility, secured, 15.0%, collateralized by assets, due August 2027	$142,850	$3,470	$139,380	$159,700	$5,360	$154,340
On March 26, 2021, CCF OpCo LLC (“CCF OpCo”), a wholly-owned subsidiary of CCF Holdings, entered into an asset-backed secured revolving credit facility (the “First Lien Facility”) with a certain non-bank lender with an amount not to exceed the lesser of up to $200.0 million or an amount calculated with reference to a borrowing base formula based on cash and eligible receivables and subject to certain additional limits such as concentration limits. CCF OpCo may borrow funds under First Lien Facility for at least three (3) years (the “Draw Period”). Under the terms of the First Lien Facility, the Draw Period may be extended by one (1) year if requested by CCF OpCo and approved by the agent for the lenders under the First Lien Facility. The maturity date of the First Lien Facility is twelve (12) months after the end of the Draw Period. Other than certain mandatory prepayments and payments after the repayment of the Term Loan, the First Lien Facility may not be prepaid, and any such unpermitted prepayment would be subject to a make-whole payment. The First Lien Facility has customary covenants and conditions, certain mandatory prepayment provisions, customary default provisions, as well as financial covenants, including minimum liquidity, adjusted EBITDA, and net income requirements, and a tangible asset coverage ratio.
The First Lien Facility was modified on August 30, 2021, to increase the maximum outstanding to $250.0 million and to extend the maturity date to August 2025.
The First Lien Facility was further amended on May 3, 2022 to increase the commitment of the Class S Loans to $23.0 million. Another First Lien Facility amendment on May 17, 2022 further increased the commitment of the Class S Loans to $36.5 million.
On July 8, 2022, all $36.8 million of Class S Loans were converted to 224,859,189 Class D Preferred Units as part of the financing for the purchase price of the CURO Acquisition.
The First Lien Facility was amended on October 2, 2023 to update definitions, covenants and conditions to account for the TMX Acquisition described in Note 19. These changes primarily included updates to debt covenants for CCF Holdings to account for the inclusion of the TMX Acquisition. The maximum outstanding commitment and maturity date remain unchanged.
The First Lien Facility was amended on December 29, 2023 to appoint a certain bank lender as the administrative agent to Class A Loans. The amendments also establish the prior non-bank administrative agent as a Class B agent. The maximum outstanding commitment and maturity date remain unchanged. Class A loans incur interest at a benchmark rate, initially one-month secured overnight financing rate (“SOFR”), plus an applicable margin and is subject to an applicable floor. The Class B loans interest rate remains unchanged at a fixed rate.
The First Lien Facility was amended on August 23, 2024 to amend certain terms and conditions. The amendment extended the maturity date to August 30, 2027, with the draw period end date of August 30, 2026, subject to terms as well as options to extend. The maximum commitment was reset to $180.0 million. Interest rates remain unchanged.
Term Loan at December 31, 2024 and December 31, 2023 consisted of the following:
	December 31, 2024			December 31, 2023
	Principal	Deferred Issuance Costs	Net Principal	Principal	Deferred Issuance Costs	Net Principal
$110.8 million Term loan, secured, 15.0%, collateralized by assets, due August 2026	$110,718	$1,825	$108,893	$110,718	$1,538	$109,180
On March 26, 2021, CCF OpCo entered into a $20.0 million term loan (the “Term Loan”), which may be increased by $5.0 million increments upon the consent of the administrative agent secured by a lien on all collateral securing the First Lien Facility. The Term Loan has customary covenants and conditions, certain mandatory prepayment provisions, customary default provisions, as well as financial covenants. The maturity date of the Term Loan is the earlier of five (5) years and the repayment in full of the First Lien Facility. The Term Loan will have interest-only payments on a periodic basis with a balloon payment at maturity. Up to 50% of the Term Loan may be prepaid upon the occurrence of certain conditions. The Term Loan has financial covenants similar to the First Lien Facility.
As part of the Creditcorp acquisition, the Term Loan was modified on August 30, 2021 to increase the maximum outstanding to $80.0 million and to extend the maturity date to August 2026.
On July 8, 2022, $11.5 million of the Term Loan was converted to 70,288,584 Class D Preferred Units as part of the financing for the purchase price of the CURO Acquisition.
The Term Loan was amended on November 28, 2022, to increase the maximum outstanding to $90.8 million.
The Term Loan was further amended on April 18, 2023, to increase the maximum outstanding to $110.8 million.

On October 2, 2023, the Term Loan was amended to update and add terms and conditions, certain debt covenants and reporting requirements. These changes primarily included updates to debt covenants for CCF Holdings to account for the inclusion of the TMX Acquisition described in Note 19. The maximum outstanding commitment and maturity date remain unchanged.
Paycheck Protection Program loan at December 31, 2024 and December 31, 2023 consisted of the following:
	December 31, 2024			December 31, 2023
	Principal	Deferred Issuance Costs	Net Principal	Principal	Deferred Issuance Costs	Net Principal
$10.0 million Paycheck Protection Program loan, 1.0%, due May 2022	$10,000	$—	$10,000	$10,000	$—	$10,000
As part of the Creditcorp acquisition, a $10.0 million Paycheck Protection Program Loan (the “PPP Loan”) became a liability on the Company’s consolidated balance sheets. The PPP Loan was created under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and is administered by the U.S. Small Business Administration (the “SBA”). Under the terms of the program, eligible loans may be partially or fully forgiven if the loan proceeds are spent on qualifying expenses and staffing level and salary maintenance requirements are met. The loan has an interest rate of 1% and was originally scheduled to be due in May 2022.
The Company submitted a request for loan forgiveness, which was approved by the lender on September 27, 2021 but denied by the SBA on July 18, 2022. The Company filed an appeal in August 2022 and the SBA denied the Company’s appeal on November 4, 2022. Having exhausted its administrative remedies, the Company timely filed a claim against the SBA on December 2, 2022, seeking a court order to require the SBA to forgive the PPP Loan. This action has been dismissed without prejudice pending a decision in DACO Investments, LLC v. SBA, No. 6:22-cv-01444 (W.D. La. May 27, 2022), an earlier filed case involving similarly situated plaintiffs and substantially the same issues. As part of the voluntary dismissal, the SBA has agreed that the Company is not required to repay the PPP Loan while the lawsuit is pending, and interest is accrued in accounts payable and accrued liabilities. The interest accrued on the PPP Loan was $0.3 million as of December 31, 2024 and December 31, 2023, respectively. The accrued interest balance is recorded in accounts payable and accrued liabilities on the Company’s consolidated balance sheets.
Sparrow Purchaser, LLC (“Sparrow”), a wholly-owned subsidiary of CCF Holdings, debt facilities at December 31, 2024 and December 31, 2023 consisted of the following:
	December 31, 2024			December 31, 2023
	Principal	Deferred Issuance Costs	Net Principal	Principal	Deferred Issuance Costs	Net Principal
$120.0 million Sparrow term loan, 16.0%, collateralized by assets, due July 2027	$110,000	$2,270	$107,730	$120,000	$3,174	$116,826
$35.0 million Sparrow single-pay facility, 15.0%, collateralized by assets, due October 2025	30,987	203	30,784	30,987	469	30,518
$175.0 million Sparrow multi-pay facility, 13.5% interest on Class A, 12.5% on Class B and C, collateralized by assets, due July 2026	100,073	2,566	97,507	138,881	4,261	134,620
	$241,060	$5,039	$236,021	$289,868	$7,904	$281,964
On July 8, 2022, Sparrow entered into a $120.0 million Term Loan (the “Sparrow Term Loan”) as part of the financing for the purchase price of the CURO Acquisition. The $120.0 million Term Loan has a 15.0% interest rate, a $2.4 million annual monitoring fee, and a maturity date of July 8, 2027. In addition, the $120.0 million Term Loan has certain debt covenants and reporting requirements.

On October 2, 2023, the $120.0 million Sparrow Term Loan was amended to update and add additional terms and conditions, certain debt covenants and reporting requirements. These changes primarily included an increase to the interest rate to 16.0% and additional repayment conditions beginning with the fiscal quarter ending December 31, 2024, including a quarterly amortization payment of $10.0 million per quarter.
On July 8, 2022, Sparrow 2022 SP SPE, LLC entered into a $35.0 million Single-pay facility (the “Sparrow Single-pay Facility”) as part of the financing for the purchase price of the CURO Acquisition. The Sparrow Single-pay Facility has a 15.0% interest rate, and a maturity date of October 8, 2025. In addition, the Sparrow Single-pay Facility has certain debt covenants and reporting requirements. The initial draw on the Sparrow Single-pay Facility was $23.0 million.
On October 2, 2023, the Sparrow Single-pay Facility was amended to update and add terms and conditions, certain debt covenants and reporting requirements. These changes primarily included additional debt covenants for CCF Holdings.
On July 3, 2025, the Sparrow Single-pay Facility was amended to update and add terms and conditions. These changes primarily included extension of the maturity date to October 8, 2026.
On July 8, 2022, Sparrow 2022 MP SPE, LLC entered into a $175.0 million Multi-pay facility (the “Sparrow Multi-pay Facility”) as part of the financing for the purchase price of the CURO Acquisition. The Sparrow Multi-pay facility has a maturity date of July 8, 2026. The commitment of the Sparrow Multi-pay Facility has three classes. Initially, Class A has a 60.0% commitment with an 11.0% interest rate, class B has a 30.0% commitment with a 12.5% interest rate, and Class C has a 10.0% commitment with a 12.5% interest rate. The Sparrow Multi-pay Facility also has a 0.5% non-usage fee on the undrawn portion of the commitment. In addition, the Sparrow Multi-pay Facility has certain debt covenants and reporting requirements. The initial draw on the Sparrow Multi-pay Facility was $133.9 million.
On February 1, 2024, Sparrow 2022 MP SPE, LLC entered into a second amendment of the Sparrow Multi-pay facility to amend certain provisions. The Sparrow Multi-pay facility has a maturity date of July 8, 2026. The commitment of the Sparrow Multi-pay facility has three classes. Class A has a 60.0% commitment with a 13.5% interest rate, class B has a 30.0% commitment with a 12.5% interest rate, and Class C has a 10.0% commitment with a 12.5% interest rate. The Sparrow Multi-pay facility also has a 0.5% non-usage fee on the undrawn portion of the commitment. In addition, the Sparrow Multi-pay facility has certain debt covenants and reporting requirements.
On July 3, 2025, the Sparrow Multi-pay Facility was amended to update and add terms and conditions. These changes primarily included extension of the maturity date to July 8, 2027.
TMX Finance debt facilities at December 31, 2024 and December 31, 2023 consisted of the following:
	December 31, 2024			December 31, 2023
	Principal	Deferred Issuance Costs	Net Principal	Principal	Deferred Issuance Costs	Net Principal
$450.0 million TMX ABL Credit facility, 13.2%, collateralized by assets, due August 2026	$406,090	$8,957	$397,133	$389,775	$15,643	$374,132
$148.3 million Trident ATL Loan, 18.0%, collateralized by assets, due October 2028	148,329	9,939	138,390	148,329	13,045	135,284
$50.0 million TMX Over-advance credit facility, 18.0%, collateralized by assets, due August 2026	8,100	1,274	6,826	8,100	2,048	6,052
$7.5 million Swingline Loan, unsecured, due June 2025	6,000	—	6,000	17,000	—	17,000
	$568,519	$20,170	$548,349	$563,204	$30,736	$532,468

On October 2, 2023, Project Trident Purchaser, LLC (“Project Trident”), a wholly-owned subsidiary of CCF Holdings, entered into a $450.0 million Asset Backed Secured Credit Facility (the “TMX ABL Credit Facility”) as part of the financing for the purchase price of the TMX Acquisition described in Note 19. The TMX ABL Credit Facility resides under the acquired wholly-owned subsidiary, TMX MP SPE, LLC. The TMX ABL Credit facility had an original maturity date of August 10, 2026. The commitment of the TMX ABL Credit facility has three classes with a weighted average interest rate of 13.2% and 14.2% at December 31, 2024 and 2023, respectively. In addition, the TMX ABL Credit facility has certain customary debt covenants and reporting requirements. The initial draw at the acquisition date on the TMX ABL Credit facility was $363.0 million.
On February 10, 2025, the TMX ABL Credit Facility entered into a fourth amendment to the agreement to amend certain provisions. The primary provisions of this amendment extend the draw period termination date to August 10, 2026 and the maturity date to February 10, 2028.
On October 2, 2023, Project Trident entered into a $148.3 million Acquisition Term Loan (the “Trident ATL Loan”) as part of the financing for the purchase price of the TMX Acquisition described in Note 19. The Trident ATL Loan has a maturity date of October 2, 2028. The commitment of the Trident ATL Loan has an interest rate of 18.0%. In addition, the Trident ATL Loan has certain customary debt covenants and reporting requirements. These would include but are not limited to recurring monitoring fees, one-time administrative and documentation fees, an upfront fee in the form of original issue discount, a prepayment fee, affirmative and negative covenants and events of default.
On October 2, 2023, Project Trident entered into a $50.0 million TMX Over-advance credit facility as part of the financing for the purchase price of the TMX Acquisition described in Note 19. The TMX Over-advance credit facility had an original maturity date of August 17, 2026. The commitment of the TMX Over-advance credit facility has an interest rate of 18.0%. In addition, the TMX Over-advance credit facility has certain customary affirmative covenants regarding reporting requirements, payment of taxes and other obligations, maintenance of properties and insurance, compliance with applicable laws and regulations, and notices on certain matters. The TMX Over-advance credit facility also contains customary negative covenants limiting the Company’s ability to, among other things, grant certain liens, make certain investments, incur indebtedness, effect certain fundamental changes, make dividend and other restricted payments, limit capital expenditures and enter into certain transactions with affiliates. The initial draw on the TMX Over-advance credit facility was $8.1 million.
On February 10, 2025, the TMX Over-advance credit facility entered into a first amendment to the agreement to amend certain provisions. The primary provisions of this amendment extend the draw period termination date to August 10, 2026 and the maturity date to February 10, 2028.
On October 20, 2023, TMX Finance LLC (“TMX Finance”), a wholly-owned subsidiary of CCF Holdings, entered into a material definitive agreement, Unsecured Swingline Agreement and Note (the “Swingline Loan”), with a lender to make available to the Company, a swingline loan with an aggregate principal amount not to exceed $15.0 million that may be borrowed, repaid and reborrowed up until the termination date, originally October 20, 2024, subject to terms and conditions therein. The Swingline Loan incurs interest at 18% per annum. The Swingline Loan is subject to certain limitations and provisions, including but not limited to draw fees, late fees, events of default, covenants and reporting requirements.
On December 29, 2023, the Swingline Loan was amended to include a Tranche Loan in the maximum amount of $5.0 million. The Company may borrow amounts until January 5, 2024, and amounts repaid may not be re-borrowed. The Tranche Loan incurs no interest if paid in full before the maturity date of January 31, 2024 and incurs a 10% fee.
On January 31, 2024, TMX Finance entered into an addendum to the Swingline Loan to extend the maturity date of the Tranche Loan of $5.0 million to March 1, 2024. The extension was granted and assessed an additional 10% fee. On March 1, 2024, the Company repaid the $5.0 million Tranche Loan and related fees.
On July 15, 2024, TMX Finance entered into an addendum to the Swingline Loan to extend the maturity date to June 30, 2025. The aggregate principal amount that may be borrowed, repaid and reborrowed was reduced to not exceed $7.5 million. All other terms and conditions remain unchanged.

On June 30, 2025, the Swingline Loan was amended to extend the maturity date to June 30, 2026. The aggregate principal amount that may be borrowed was increased to $20.0 million. All other terms and conditions remain materially unchanged.
Total interest expense, including amortization of deferred debt issuance costs, recognized was $185.9 million and $110.5 million for the years ended December 31, 2024 and 2023, respectively.
The five-year maturity for all debt arrangements as of December 31, 2024 consisted of the following:
	Weighted Average Interest Rate	Principal Total	Twelve months ending December 31,					Thereafter
			2025	2026	2027	2028	2029
Term loan	15.0%	$110,718	$—	$110,718	$—	$—	$—	$—
First lien facility	16.1%	142,850	—	71,425	71,425	—	—	—
Payment protection program loan	1.0%	10,000	10,000	—	—	—	—	—
Sparrow term loan	16.0%	110,000	40,000	40,000	30,000	—	—	—
Sparrow single-pay facility	15.0%	30,987	30,987	—	—	—	—	—
Sparrow multi-pay facility	13.0%	100,073	—	100,073	—	—	—	—
TMX ABL credit facility	14.1%	406,090	—	406,090	—	—	—	—
Trident ATL loan	18.0%	148,329	—	—	—	148,329	—	—
TMX Over-advance credit facility	18.0%	8,100	—	8,100	—	—	—	—
Swingline loan	18.0%	6,000	6,000	—	—	—	—	—
Total		$1,073,147	$86,987	$736,406	$101,425	$148,329	$—	$—
Note 8.   Agency Agreements
The Company has an agency agreement with Western Union whereby the Company facilitates wire transfers and money orders via Western Union’s network. Under the agreement, the Company receives a commission for each transfer conducted. The Company is subject to certain sales goals in order to retain the bonus related to the year. In addition, the Company is also entitled to receive certain incentive bonuses, not to exceed $500 for the duration of the agreement, related to new Western Union service locations opened or acquired or certain performance goals met during the term of the agreement. Commission revenue associated with the Western Union contract was $2.0 million and $2.3 million, respectively, for the years ended December 31, 2024 and 2023, respectively, and included as other revenues on the Company’s consolidated statements of operations.
An agency agreement with Western Union, for a period of six years, was signed effective October 1, 2022 and the Company received a $6.0 million signing bonus in addition to the existing $2.4 million new store bonus from 2021. An amendment with Western Union was signed effective October 17, 2024 to extend the period two years and update certain terms and conditions. Revenue related to the signing and store bonuses was $0.7 million for the year ended December 31, 2024 and $0.3 million for the year ended December 31, 2023 and is included as other revenues on the consolidated statements of operations. The remaining deferred revenue for the signing and store bonuses was $6.7 million and $7.5 million as of December 31, 2024 and 2023, respectively, and is included as deferred revenue on the Company’s consolidated balance sheets.
The Company entered into an agency agreement with Green Dot in 2021 which is a prepaid debit card program manager. The total amount of load fees earned related to the agreement during both the years ended December 31, 2024 and 2023 was $0.4 million and are included as other revenues on the consolidated statements of operations. The Company has additional pre-fund card agreements with third-party vendors for loan and promotional programs that do not earn load fees but require pre-funding amounts. At December 31, 2024 and 2023, the Company had $2.0 million and $1.7 million respectively, in card-related pre-funding and receivables on its consolidated balance sheets associated with these agreements.

The agency agreement with Green Dot, for a period of six years, was signed effective February 1, 2021 and the Company received a $1.5 million signing bonus. Revenue related to the signing bonus was $0.3 million for each of the years ended December 31, 2024 and 2023, and is included as other revenues on the consolidated statements of operations. The remaining deferred revenue for the signing bonus was $0.5 million and $0.8 million as of December 31, 2024 and 2023, respectively, and is included as deferred revenue on the consolidated balance sheets.
The Company recorded $0.9 million in deferred revenue, related to new store bonus with MoneyGram, as part of the CURO Acquisition on July 8, 2022. Revenue related to the new store bonus was $0.4 million for both the years ended December 31, 2024 and 2023, respectively, and is included as other revenues on the consolidated statements of operations. The remaining deferred revenue for the new store bonus was none and $0.4 million as of December 31, 2024 and 2023, respectively, and is included as deferred revenue on the consolidated balance sheets.
Note 9.   Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities at December 31, 2024 and December 31, 2023 consisted of the following:
	December 31,
	2024	2023
Accrual for third-party losses	$60,487	$58,485
Accrued payroll, benefits and compensated absences	30,405	45,903
Legal liability	30,358	29,860
Accounts payable	25,695	31,772
Transition services liability	20,835	19,018
Unearned CSO fees	13,777	10,548
Reserve for unfunded commitments	6,590	6,233
Prepaid card liability	2,883	4,371
Wire transfers payable	1,489	1,913
Other accrued liabilities	63,057	53,349
Total accounts payable and accrued liabilities	$255,576	$261,452
Note 10.   Other Expenses
Other expenses consisted of the following:
	Years Ended December 31,
	2024	2023
Collateral collection and loan processing expenses	$116,421	$36,692
Technology, software license and hosting expenses	51,181	23,519
Bank processing fees	36,998	25,040
Other	81,651	74,831
Total other operating expenses	$286,251	$160,082
Note 11.   Operating and Finance Lease Commitments and Total Rental Expense
The Company leases its facilities under various non-cancelable agreements, which require various minimum annual rentals and may also require the payment of normal common area maintenance on the properties.
The Company had 1,613 and 1,963 total leases as of December 31, 2024 and December 31, 2023, respectively, including right-of-use assets — operating leases of $233.6 million assumed in the TMX

Acquisition in 2023. Operating leases with renewal options are included in right-of-use assets — operating leases and operating lease obligation on the Company’s consolidated balance sheets. These assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company’s incremental borrowing rates or implicit rates, when readily determinable. Short-term operating leases which have an initial term of 12 months or less are not recorded on the consolidated balance sheets. The right-of-use assets — financing leases were $1.7 million and $1.8 million at December 31, 2024 and December 31, 2023, respectively, and are included in other assets and the financing lease obligations were $1.8 million for both December 31, 2024 and 2023, and are included in accounts payable and accrued liabilities on the Company’s consolidated balance sheets.
The following table summarizes the operating and financing lease costs and other information for the years ended December 31, 2024 and 2023 for the Company:
	Years Ended December 31,
	2024	2023
Financing lease cost:	$376	$94
Amortization of right of use assets	113	28
Interest on lease liabilities	263	66
Operating lease cost	91,685	51,160
Short-term lease cost	2,252	5,133
Variable lease cost	4,383	5,930
Sublease income	(315)	(60)
Total lease cost	$98,381	$62,257
Other Information:
Payments included in the measurement of lease liabilities
Operating cash flow – financing leases	$263	$66
Operating cash flow – operating leases	$89,907	$53,529
Financing cash flow – financing leases	$9	$1
New right-of-use assets – operating leases	$42,365	$19,380
Supplemental lease information is as follows:
Weighted-average remaining lease term – financing leases	15.0 years	15.8 years
Weighted-average remaining lease term – operating leases	7.6 years	7.7 years
Weighted-average discount rate – financing leases	14.7%	14.7%
Weighted-average discount rate – operating leases	15.0%	14.7%
The Company closed and consolidated 72 and 98 locations subject to lease agreements for the years ended December 31, 2024 and 2023, respectively, and no longer intends to use the leased space. Accordingly, the right-of-use assets for these leases have been written off and an impairment loss of $2.2 million and $3.8 million has been included in store closure expense for the years ended December 31, 2024 and 2023, respectively. The Company did not sell any locations subject to lease agreements for the years ended December 31, 2024 and 2023.
Future minimum lease payments for operating and financing leases for the Company as of December 31, 2024 were as follows:
Fiscal Years	Financing leases	Operating leases	Total
2025	$277	$87,478	$87,755
2026	281	80,369	80,650
2027	286	70,759	71,045
2028	290	58,805	59,095

Fiscal Years	Financing leases	Operating leases	Total
2029	295	50,445	50,740
Thereafter	3,123	199,291	202,414
Total minimum lease payments	4,552	547,147	551,699
Less: Imputed interest	(2,750)	(232,593)	(235,343)
Present value of net minimum lease payments	$1,802	$314,554	$316,356

Note 12.   Concentrations of Credit Risks
The Company’s portfolio of finance receivables is comprised of loan agreements with customers in thirty-one states and consequently such customers’ ability to honor their contracts may be affected by economic conditions in those states. Additionally, the Company is subject to regulation by federal and state governments that affect the products and services provided by the Company. To the extent that laws and regulations are passed that affect the Company’s ability to offer loans or similar products in any of the states in which it operates, the Company’s financial position could be adversely affected.
The following tables summarizes the allocation of the portfolio balance by state for gross finance receivables, including finance receivables at amortized cost and finance receivables at fair value at December 31, 2024 and December 31, 2023:
	December 31, 2024		December 31, 2023
State	Balance Outstanding	Percentage of Total Outstanding	Balance Outstanding	Percentage of Total Outstanding
Georgia	$172,107	18.8%	$148,499	18.5%
Texas	147,269	16.1%	64,727	8.1%
Arizona	122,906	13.4%	108,297	13.5%
Tennessee	98,103	10.7%	101,464	12.6%
Alabama	85,073	9.2%	82,933	10.3%
South Carolina	44,130	4.8%	42,360	5.3%
Florida	40,472	4.4%	37,370	4.7%
Other states	207,190	22.6%	217,263	27.0%
Total	$917,250	100.0%	$802,913	100.0%
The other states are: Alaska, California, Delaware, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Mississippi, Missouri, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, Utah, Virginia, Washington, Wisconsin, and Wyoming.
Subsidiaries of the Company offer a CSO product in Texas to assist consumers in obtaining credit with unaffiliated third-party lenders. Total gross finance receivables for which the Company has recorded an accrual for third-party lender losses totaled $244.5 million and $252.0 million at December 31, 2024 and December 31, 2023, respectively, and the corresponding guaranteed consumer loans are disclosed as an off-balance sheet arrangement.
Note 13.   Commitments and Contingencies
Unfunded Loan Commitments
The Company maintains a separate reserve for credit losses on off-balance sheet credit exposures, including unfunded loan commitments, which is included in accounts payable and accrued liabilities on the consolidated balance sheet. The reserve for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit losses in the consolidated statements of operations. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company’s other loan portfolio segments described in Note 1, as these unfunded commitments share similar risk characteristics as its loan portfolio segments.
On January 1, 2023, the Company recorded an adjustment for unfunded commitments of $4.9 million for the adoptions of ASC Topic 326. At December 31, 2024 and 2023, the liability for credit losses on off-balance sheet credit exposure included in accounts payable and accrued liabilities was $6.6 million and $6.2 million, respectively.
Transition services expense
As part of the CURO Acquisition, the Company entered into a TSA whereby the Company agreed to reimburse CURO for certain costs post transaction which are paid for or borne in support of the entities purchased by the Company. This liability of $20.8 million and $19.0 million as of December 31, 2024 and 2023, respectively, includes accrued interest and is recorded in accounts payable and accrued liabilities in the Company’s consolidated balance sheets. The Company is accounting for the expense and related interest due in transition services expense in the consolidated statements of operations.
Litigation
From time-to-time, the Company is a defendant in various lawsuits and administrative proceedings wherein certain amounts are claimed or violations of law or regulations are asserted. Except for the matters mentioned below, the opinion of the Company’s management is that these claims are without substantial merit or should not result in judgments which in the aggregate would have a material adverse effect on the Company’s financial statements.
For the following lawsuits and administrative proceedings, the Company has accrued estimated legal and litigation expenses of $27.0 million and $14.7 million as of December 31, 2024 and 2023, respectively. This liability is included in accounts payable and accrued liabilities in the consolidated balance sheets and related expenses to other expenses in the consolidated statements of operations.
Consumer Financial Protection Bureau — TMX Finance LLC
In October 2023, the Company acquired TMX Finance LLC and subsidiaries (together, the “Subsidiary”). Prior to the acquisition, the Subsidiary entered into a Consent Order (the “2023 Order”) on February 23, 2023, with the Consumer Financial Protection Bureau (“CFPB”) regarding the CFPB’s concerns about Military Lending Act (“MLA”) compliance and non-file insurance fees, which are fees related to insurance that covers the lender’s failure to obtain a lien on a vehicle in which the lender has an interest. The Company has robust policies and procedures in place to prevent lending to MLA covered borrowers and discontinued the use of non-file insurance in June of 2021. As a condition of the 2023 Order, the Subsidiary paid $10.0 million in 2023 as a civil money penalty to the CFPB Civil Penalty Fund and set aside $5.1 million in restricted cash to pay affected consumers. The Subsidiary received approval from the CFPB to begin distribution of the payments to affected customers and has begun doing so.
Cyber Related Litigation
On March 31, 2023, Samantha Kolstedt filed a putative class action complaint on behalf of herself and all others similarly situated in the United States District Court for the Southern District of Georgia against TMX Finance Corporate Services, Inc. alleging that TMX should be liable for damages allegedly incurred as a result of a data security incident that impacted Defendant’s computer network in or around February 2023 and asserting claims for negligence, breach of implied contract, alleged violations of the Georgia Deceptive Trade Practices Act, and declaratory judgment. Shortly thereafter, other plaintiffs filed putative class action lawsuits against various TitleMax entities alleging similar facts and asserting similar claims. Ultimately, the lawsuits were all consolidated into the first action filed by Kolstedt, and a consolidated complaint was filed on November 29, 2023, against TMX Finance Corporate Services, Inc. and TMX Finance LLC (collectively “TMX”). That case seeks certification of a class; compensatory, injunctive, equitable, declaratory, punitive, and nominal relief; the award of class representative service awards; pre-judgment and post-judgment interest; and reasonable attorneys’ fees and costs. On April 23,

2024, TMX filed a Motion to Compel Arbitration directed at those named plaintiffs/putative class representatives that agreed to arbitrate their claims and, on April 23, 2024, TMX filed a Motion to Dismiss against those named plaintiffs/putative class representatives that were not subject to arbitration. The Motion to Dismiss and the Motion to Compel Arbitration are both fully briefed. Plaintiffs responded to the Motion to Compel Arbitration by filing a Motion to Seek Arbitration Related Discovery, and Plaintiffs’ motion is also fully briefed. The Parties reached a settlement. The signed settlement agreement was finalized and signed on February 24, 2025. On March 24, 2025, the Court entered the Preliminary Approval Order approving the settlement, set a Final Approval Hearing that took place at 10:00 AM on Tuesday, August 12, 2025, and, on September 2, 2025, the Court entered the Final Approval Order and Judgment. The settlement administrator is administering the settlement.
Greensboro Law Center cases (“GLC”)
GLC refers to a series of 14 mass actions from claimants represented by the Greensboro Law Center. Each of the mass actions were filed in state court in North Carolina against various TitleMax branded entities (collectively “TitleMax” or “TM Company”). Thirteen of the fourteen cases have been removed to federal court and are pending in the United States District Court for the Middle District of North Carolina. All of the actions have been compelled to arbitration, though the one mass action in North Carolina state court is on appeal. Each of the mass actions contains similar allegations that North Carolina law should apply to loans obtained by the claimants from TitleMax branded stores located outside of North Carolina. The claimants each seek the amounts of payments made on the loans and the fair market value of any vehicle repossessed, multiplied by three, plus statutory interest, and attorneys’ fees. Some claimants also seek punitive damages and, in many instances where punitives have been assessed in arbitration, TM Company is either appealing or opposing confirmation in court. TM Company is seeking to vacate arbitration awards where applicable and, in all instances, vigorously defending itself against all claims. Further, TM Company filed a declaratory action in South Carolina state court against a borrower alleged to have resided in North Carolina at the time of his loan origination, and that defendant is in default.
In a separate case, an unaffiliated competitor of TM Company, AutoMoney North, LLC (“AutoMoney”) filed suit on June 23, 2023, against four AutoMoney borrowers seeking a declaratory determination that its loans, made to North Carolina residents in South Carolina stores, are valid and enforceable under relevant South Carolina law and not subject to North Carolina law. AutoMoney also asks the court to deem the relevant North Carolina laws unconstitutional. On July 15, 2024, TitleMax of South Carolina, Inc., filed its Motion to Intervene as a Plaintiff in this case. The Motion to Intervene has since been denied, in part on the basis that AutoMoney has reached a class settlement.
On August 29, 2024, TitleMax of South Carolina, Inc. (“TM SC”) filed a separate action in federal court in South Carolina against two borrowers who, at loan origination, resided in North Carolina but traveled to South Carolina to get a loan from TM SC. Those two borrowers are named as plaintiffs in one of the more recent mass actions. This August 29, 2024 action seeks a declaratory judgment that the relevant North Carolina laws are unconstitutional either as applied or on their face. The North Carolina borrowers and the State of North Carolina filed motions to dismiss on various grounds. On July 21, 2025, the Court granted the State’s Motion to Dismiss, denied the borrowers’ motion to dismiss, but sua sponte dismissed the complaint on other grounds and provided the company with leave to file an amended complaint within 14 days. TM SC filed its amended complaint, but the clerk deleted it from the docket due to the clerk marking the case as closed. The parties have since briefed a Motion to Clarify and Reopen Case. That motion, filed by TM SC, is pending.
CURO Intermediate Holdings Corp., v. Sparrow Purchaser, LLC
On March 28, 2023, CURO, the seller of various entities that the Company purchased in 2022, filed a complaint in the Delaware Court of Chancery seeking specific performance of a post-closing working capital dispute. On June 9, 2023, the Company filed its Answer and Counterclaims. The Answer contests CURO’s position regarding the working capital dispute. The Counterclaims allege that assets sold by CURO were not in conformity with CURO’s representations and warranties in the purchase agreement. On June 5, 2024, the Court held that under the purchase agreement, one of the issues in the parties’ working capital dispute shall be resolved by an independent accountant, while the remaining issue was not ripe for resolution given the ambiguity of the purchase agreement on that issue. The independent accountant issued its calculation on March 3, 2025, and this action is proceeding with discovery. The parties have agreed on a trial date of April 13 – 15, 2026 and are working on completing a scheduling order.
On July 17, 2023, CURO filed a demand for arbitration, seeking monetary damages for breach of a transition services agreement (the “TSA”), which the parties entered into in connection with the purchase agreement. CURO seeks allegedly unpaid fees and interest under the TSA. On July 24, 2023, the Company filed its Answering Statement and Counterclaims, which seeks damages for services provided under the TSA that were not in conformity with CURO’s representations and warranties in the TSA. A merits hearing in the arbitration was held on January 13 – 14, 2025. Post hearing briefing has been completed. The Tribunal requested post-hearing oral argument which occurred on May 20, 2025. The parties are awaiting a ruling from the Tribunal.
Creditcorp PPP Loan
Prior to the Creditcorp acquisition, Creditcorp received a $10.0 million dollar Paycheck Protection Program loan (the “PPP loan”). After the acquisition, the PPP Loan became a liability on the Company’s consolidated balance sheets. The PPP loan was created under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and is administered by the U.S. Small Business Administration (the “SBA”). Under the terms of the program, eligible loans may be partially or fully forgiven if the loan proceeds are spent on qualifying expenses and staffing level and salary maintenance requirements are met. The loan has an interest rate of 1% and was originally scheduled to be due in May 2022. The Company submitted a request for loan forgiveness, which was approved by the lender on September 27, 2021 but denied by the SBA on July 18, 2022. The Company filed an appeal in August 2022 and the SBA denied the Company’s appeal on November 4, 2022. Having exhausted its administrative remedies, on December 2, 2022, Creditcorp joined a coalition of financial services businesses in suing the SBA, alleging that the lender exclusion rule is invalid because it conflicts with the plain language of the CARES Act, and that the SBA’s denial of forgiveness as to Creditcorp was unlawful because the agency has arbitrarily and capriciously enforced the exclusionary rule. The December 2, 2022 action was filed in the United States District Court for the Northern District of Texas. On August 11, 2023, all Plaintiffs in the case, including Creditcorp, voluntarily dismissed the case without prejudice pending a decision in DACO Investments, LLC v. SBA, No. 6:22-cv-01444 (W.D. La. May 27, 2022), an earlier filed case involving similarly situated plaintiffs and substantially the same issues. As part of the voluntary dismissal, the SBA agreed not to undertake any collection efforts on Creditcorp’s (and other Plaintiffs’) challenged PPP loans, and interest is accrued in accounts payable and accrued liabilities. The interest accrued on the PPP Loan was $0.3 million for both, December 31, 2024 and December 31, 2023, respectively. This obligation is recorded in accounts payable and accrued liabilities on the Company’s consolidated balance sheets.
On February 22, 2024, the United States District Court for the Western District of Louisiana denied in part and granted in part the defendants’ motion for summary judgment as to the plaintiffs’ claims that the SBA improperly denied PPP loan forgiveness. Following that ruling, on May 21, 2024, the plaintiffs in the Louisiana case appealed to the Fifth Circuit Court of Appeals. On August 5, 2024, the plaintiffs-appellants filed their opening brief. After numerous extension requests, the defendants’ response brief is now due October 2, 2025. Therefore, the Fifth Circuit Court of Appeals has not yet issued a ruling on the appeal.
United States ex rel. Relator, LLC v. William Allan Jones, Creditcorp, and Does 1-10
On July 6, 2022, Relator, LLC filed a qui tam action in the United States District Court for the Northern District of California, alleging William Allan Jones and Creditcorp violated the False Claims Act by obtaining Creditcorp’s $10 million PPP loan. While the case was under seal, the Company responded to the Department of Justice’s requests for documents and information related to the PPP loan. On May 25, 2025, the Department of Justice declined to intervene in the case. On the same day, the case was unsealed. On August 12, 2025, Creditcorp was served with the Complaint. Creditcorp’s response to the Complaint is due October 2, 2025. In its response, Creditcorp intends to raise several defenses, including filing a motion to dismiss the Complaint.

Onder Law firm cases
On November 6, 2019, the Onder Law Firm in Missouri filed ten identical cases each with ten plaintiffs. These suits allege TitleMax of Missouri, Inc. (“TM MO”) must operate as a title lender as defined under Missouri law rather than a consumer finance lender. Plaintiffs allege that because TM MO operates as a consumer finance lender, TM MO is not compliant with the title loan chapter and is thus subject to its penalties. Plaintiffs further allege that TM MO breached its loan agreements and arbitration agreements by failing to pay the Onder firm directly millions of dollars so that the Onder firm could pay the arbitration fee itself, rather than the arbitration tribunal billing TM MO directly. In response to the 10 complaints, TM MO moved to compel arbitration of all plaintiffs’ claims. Those motions were denied, and the appellate court upheld the trial court’s ruling and the action was remanded to the trial court to proceed. TM MO vehemently disagrees with plaintiffs’ allegations and is actively defending itself in the trial court proceeding. Discovery has commenced. TM MO filed on August 18, 2025 a Motion to Compel Discovery against plaintiffs, and that motion and a status conference is set for September 12, 2025. On August 19, 2025, Plaintiffs filed a Motion for Summary Judgment, which has not been set for hearing. In response, TM MO filed a Motion for Continuance of the briefing on the Motion for Summary Judgment pending resolution of the Motion to Compel Discovery. That motion has yet to be set for hearing. A trial date has not been set.
Hylton v. TitleMax of Virginia, Inc.
On March 12, 2021, Plaintiff Marlene Hylton filed a putative class action against TitleMax Financing, Inc. in the United States District Court for the Southern District of Florida. The action was then transferred to the Southern District of Georgia and an amended complaint was filed to name TitleMax of Virginia, Inc. (“TM VA”) and dismiss TitleMax Financing, Inc. Plaintiff filed a Second Amended Complaint on January 1, 2022, seeking to certify a class for TCPA damages for certain customers who allegedly received one or more pre-recorded calls on their cellular telephone after records reflected that the phone number was invalid. TM VA filed a Motion for Summary Judgment as to Hylton individually, but the motion was denied on November 11, 2022. Expert reports are due in the fall of 2024 and class certification briefing will be due in the first calendar quarter of 2025. TM VA believes these claims are without merit and is vigorously defending itself in this matter. This matter was resolved and settled by the mutual agreement of the parties in the fourth quarter of 2024. This matter was dismissed by court order on October 17, 2024.
In re De La Cruz, Lopez, and individual arbitration claimants v. Check Into Cash of California, Inc.
On March 7, 2025, Check into Cash of California, Inc. (“CIC CA”) appeared at a mediation and settled two collective California Private Attorneys General Act (“PAGA”) cases and 22 individual arbitration proceedings via a mediator’s proposal. The individual arbitrations have been removed from the respective arbitrators’ dockets, the judge in the two PAGA matters has been notified that a settlement was reached and a terms sheet was signed. For the PAGA matters, a settlement agreement was signed and, as to the individual arbitration matters, the parties are negotiating the terms of written settlement agreements.
In re Pennsylvania Department of Banking and Securities (“DOBS”)
On June 14, 2024, the Pennsylvania Department of Banking and Securities (“DOBS”) filed an administrative proceeding (the Order to Show Cause, or “OSC”) against TitleMax of Delaware, Inc., TitleMax of Ohio, Inc., TitleMax of Virginia, Inc., TitleMax of South Carolina, Inc., TitleMax Funding, Inc., TMX Finance LLC, TMX Finance Corporate Services, Inc., CCFI Companies, LLC, and all successors or predecessors in interest, affiliates, subsidiaries, or parent companies (collectively, the “Respondent Entities”) alleging the Respondent Entities: (1) need a license from the state of Pennsylvania and (2) offer products that violate various Pennsylvania laws. In the OSC, DOBS seeks an order requiring the Respondent Entities to show that they did not violate certain Pennsylvania interest rate laws. The Hearing Officer stayed the OSC indefinitely but DOBS appealed to the DOBS Banking Commission (“Banking Commission”), which reversed the Hearing Officer and ordered the Respondent Entities’ to respond by January 30, 2025. The Respondent Entities filed an appeal of the reversal by the Banking Commission via a Petition for Review from the Commonwealth Court of Pennsylvania (the “Commonwealth Court”), and this appeal was dismissed.

On January 30, 2025, the Respondent Entities filed, individually, their answers and, collectively, a Motion to Dismiss in the OSC. The Motion to Dismiss was denied by the Hearing Officer on February 28, 2025 with such denial upheld by the Banking Commission. Respondent Entities appealed this denial to the Commonwealth Court, and on July 18, 2025, the Commonwealth Court ordered a briefing schedule and set oral argument for sometime in the November session. A pretrial conference occurred in the OSC on April 24, 2025, and the Chief Hearing Examiner set a final hearing for October 6, 2025 through October 10, 2025.
Additionally, the Respondent Entities also filed various federal lawsuits asserting that requiring the Respondent Entities to substantively participate in the OSC proceeding violates those entities’ constitutional rights and sought injunctions in those actions to prevent the Respondent Entities from having to proceed forward in the OSC. One of those cases is on appeal to the Fourth Circuit from the District of South Carolina, one case is on appeal to the Fifth Circuit, and four cases are on appeal to the Third Circuit after a trial court in the Middle District of Pennsylvania. The Fifth Circuit has set oral argument for October 8, 2025.
South Carolina Department of Consumer Affairs v. Cash Central of South Carolina LLC
On May 6, 2016, the South Carolina Department of Consumer Affairs (the “Department”) brought this action against Cash Central of South Carolina LLC (“Cash Central”) for allegedly failing to comply with South Carolina Consumer Code sections 37-3-201 and 37-3-305 alleging Cash Central failed to file and post maximum rate schedules. A trial was held and Cash Central prevailed. The Department appealed and the South Carolina Court of Appeals reversed the trial court ruling. Cash Central petitioned the Supreme Court of South Carolina to review the appellate decision, but the petition was denied and the case remanded back to the trial court. After remand, Cash Central obtained leave to amend its answer and add affirmative defenses against the Department’s claims. The Department moved for summary judgment on January 31, 2025. On May 20, 2025, the court granted summary judgment to the Department as to some of those subsequently raised Cash Central’s defenses. Cash Central then filed a Rule 59(e) motion for reconsideration, which was denied. On August 6, 2025, Cash Central filed its notice of appeal. A briefing schedule has not been ordered.
Courtney Blackmon v. TitleMax of Georgia, Inc. d/b/a TitleMax, TMX Finance LLC, and Tracy Young
On February 21, 2024, Plaintiff filed this putative class action alleging violations of the Military Lending Act (“MLA”) by defendants. In September 2021, Plaintiff applied for a title pawn in store and was initially denied and determined to be ineligible as a covered borrower under the MLA. Plaintiff reapplied that same day and inputted her mother’s social security number and was approved. In July 2022, Plaintiff applied for another title pawn under the same false social security number and is approved, loan was refinanced several times. Plaintiff seeks to represent “All MLA Covered Borrowers in the United States that entered into a Pawn Transaction Disclosure Statement and Security Agreement” within five years prior to the commencement of the litigation. After initial motion practice, discovery commenced, but in August 2025, discovery was stayed for a period of 60 days for TMX Finance LLC and certain subsidiaries (together, the “Subsidiary”) to effectuate payment to affected consumers pursuant to the Consent Order (the “2023 Order”) the Subsidiary entered into with the Consumer Financial Protection Bureau (“CFPB”) on February 23, 2023.
Manning M. “Chip” Goldsmith III, M.D., and Jason Jue v. Tracy Young, TY ICOT Investments, LLC, and TMX Finance, LLC, TitleMax of Texas, Inc., and TitleMax of Georgia, Inc.
On March 29, 2017, Plaintiffs filed this action in the State Court of Chatham County, Georgia. Plaintiffs are minority shareholders of ICOT Investments, LLC (“ICOT”), a hearing aid company in which Tracy Young (“Young”) is the majority shareholder. Young is the former CEO of TMX Finance, LLC, TitleMax of Texas, Inc. (“TM TX”), and TitleMax of Georgia, Inc. (“TM GA”) (collectively the “TMX Defendants”). ICOT is unaffiliated with any TMX Defendant or any of their affiliates. Goldsmith and Jue allege that Young, during his time as CEO of the TMX Defendants, conspired with, or utilized, various TM TX and TM GA employees to dilute the minority shareholders’ shares in ICOT. Due to substantial delays and multiple judges having recused themselves due to various conflicts, the parties are now proceeding with discovery.

Note 14.   Employee Benefit Plan
The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Company has elected to match 100 percent of the employee contributions not exceeding 3 percent of compensation, plus 50 percent of the employee contributions exceeding 3 percent but not to exceed 5 percent of compensation and are included in salaries and related expenses in the consolidated statements of operations. Total expense recorded for the Company’s match was $4.5 million and $3.1 million, respectively, for the years ended December 31, 2024 and 2023. TMX Finance LLC, a subsidiary of CCF Holdings, described in Note 19, has a Section 401(k) plan with an automatic enrollment feature that is offered to all employees upon hire. For the years ended December 31, 2024 and December 31, 2023, TMX Finance, LLC had a matching program whereby employees’ deferral contributions were matched 50 percent up to 6 percent of the employees’ eligible compensation and offered an automatic enrollment feature to all eligible employees upon hire.
Note 15.   Income Taxes
Components of income from continuing operations before income tax expense consist of the following for the years ended December 31:
	Year Ended December 31,
	2024	2023
Income (loss) before income tax expense	$41,628	$(68,637)
Components of provision for income taxes consist of the following for the years ended December 31:
	Year Ended December 31,
	2024	2023
Current:
Income tax expense – State and local	$4,465	$1,427
Income tax expense – Federal	2,513	—
Total current	6,978	1,427
Deferred:
Total deferred	—	—
Total provision for income taxes	$6,978	$1,427
Net deferred tax assets and liabilities consist of the following as of December 31:
	December 31, 2024		December 31, 2023
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Allowance for credit losses	$28,236	$—	$32,649	$—
Goodwill	6,300	—	6,507	—
Accrued expenses	1,252	—	2,290	—
Depreciable assets	10,552	—	2,400	—
Deferred revenue	1,362	—	1,693	—
Lease obligations	83,993	—	76,801	—
Net operating loss	34,965	—	40,793	—
Lease right of use assets	—	(79,126)	—	(73,401)
Intangibles	—	(17,782)	—	(20,656)
Mark to market adjustment	—	(3,365)	—	(1,326)
Valuation allowance	(66,387)	—	(67,750)	—
Total	$100,273	$(100,273)	$95,383	$(95,383)
At December 31, 2024, the Company had net deferred tax assets of $66.4 million. At December 31, 2023, the Company had net deferred tax assets of $67.8 million. A valuation allowance of $66.4 million and

$67.8 million was recognized at December 31, 2024 and December 31, 2023, respectively, to reduce the deferred tax assets to the amount that was more likely than not expected to be realized.
The following table summarizes the valuation allowance activity for the years ended December 31:
	Year Ended December 31,
	2024	2023
Balance at beginning of period	$67,750	$62,602
Additions (deductions) recorded through income tax expense (benefit)	(437)	12,72
Reclassification with deferred tax assets and liabilities	(926)	(8,575)
Balance at end of period	$66,387	$66,750
In evaluating whether a valuation allowance was needed for the deferred tax assets, the Company considered the ability to carry net operating losses (“NOLs”) back to prior periods, reversing taxable temporary differences, and estimates of future taxable income. There have been no credits or net operating losses that have expired. Estimates of future taxable income were evaluated in light of past operating results and considered the risks related to macroeconomic conditions in the markets in which the Company operates, regulatory developments and cost containment. The Company will continue to evaluate the need for a valuation allowance against deferred tax assets in future periods and will adjust the allowance as necessary if it determines that it is not more likely than not that some or all of the deferred tax assets are expected to be realized.
As of December 31, 2024, and 2023, the Company had approximately $136.0 million and $186.7 million, respectively, of indefinite lived federal NOLs available to offset future taxable income on a gross basis. As of December 31, 2024, and 2023, the Company had approximately $7.8 million and $5.1 million, respectively, of indefinite lived state NOLs, on a gross basis, available to offset future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period when those temporary differences become deductible.
The reconciliation between income tax expense for financial statement purposes and the amount computed by applying the statutory federal income tax rate of 21% for the years ended December 31, 2024 and 2023 is as follows:
	Year Ended December 31,
	2024		2023
	Amount	Percentage	Amount	Percentage
Federal tax expense at statutory rate	$8,742	21.0%	$(14,414)	21.0%
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal tax benefit	(2,253)	(5.4)%	2,532	(3.7)%
Valuation allowance	(437)	(1.0)%	12,723	(18.5)%
Nondeductible expenses and other items	926	2.2%	586	(0.9)%
Provision for income taxes	$6,978	16.8%	$1,427	(2.1)%
The effective tax rate for the years ended December 31, 2024 and 2023 are below the statutory rate due to the continued valuation allowance against the net deferred tax assets.
The Company files a consolidated federal income tax return. The Company files consolidated or separate state income tax returns as permitted by the individual states in which it operates. The Company’s income tax returns are subject to examination by federal and state taxing authorities. The statute of limitations related to the Company’s consolidated federal tax return is closed for all tax years up to and including 2019. The years open to examination by state and local government authorities vary by jurisdiction, but the statute is generally three years from the date the tax return is filed. Additionally, NOL carryforwards from certain earlier periods in these jurisdictions may be subject to examination to the extent they are utilized in a later period. Currently the Company is not under any examination by taxing authorities.

The Company had no liability recorded for unrecognized tax benefits at December 31, 2024 and 2023.
On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill (the “Act”). Key income tax-related provisions of the Act include provisions related to bonus depreciation, research and development expenditures, interest expense deductibility and revisions to international tax regimes. The Company is currently evaluating the income tax implications of the Act; however, the Company does not expect the Act to have a material impact on the Company’s financial statements.
Note 16.   Transactions with Variable Interest Entities
Certain subsidiaries of the Company have limited agency agreements with unaffiliated third-party lenders under the CSO program. The agreements govern the terms by which the Company refers customers to that lender, on a non-exclusive basis, for a possible extension of credit, processes loan applications, and commits to reimburse the lender for any loans or related fees that were not collected from such customers. As of December 31, 2024 and December 31, 2023, the outstanding amount of active consumer loans guaranteed by the Company, which represents the Company’s maximum exposure, was $244.5 million and $252.0 million, respectively. The accrual for third-party lender losses related to these obligations totaled $60.5 million and $58.5 million as of December 31, 2024 and December 31, 2023, respectively. This obligation is recorded in accounts payable and accrued liabilities on the Company’s consolidated balance sheets. The Company has determined that the lenders as part of this program are Variable Interest Entities (“VIE”) but that the Company is not the primary beneficiary of the VIE. Therefore, the Company has not consolidated the lenders.
Additionally, beginning in 2023, the Company through the subsidiaries has a limited agency agreement with an unaffiliated third-party fund under a retail foot traffic agreement. The agreement governs the terms by which the third-party lending program supported by the fund is offered by the Company, which increases the retail foot traffic and the potential of the Company to increase other product offerings to those individuals as part of or independent of the third-party lending program in exchange for assuring a minimum cash requirement held by the fund. Also, as part of the program, the Company through the subsidiaries has limited agency agreements with an unaffiliated third-party program administrator and unaffiliated third-party payment processors to act as the loan distributor for the third-party lending program, responsible for creating loan awareness, assisting customers with applying for the loans, and processing transactions for the customer. As the Company acts as an agent in these arrangements, revenue is recognized on a net basis in the amount of fees earned from the unaffiliated third-party payment processors. Revenue is reduced for the estimated variable consideration related to assuring a minimum cash requirement and program fees associated with the program. The program fees are classified as consideration payable to the unaffiliated third-party program administrator and unaffiliated third-party payment processor and recorded as contra revenue.
The following table represents the components disaggregation of revenue recognized for this third-party lending program in other revenue for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023
Gross revenues related to the third-party program	$63,588	$61,937
Less variable consideration – assurance of minimum cash requirement	(25,258)	(34,491)
Less: program fees	(10,114)	(9,292)
Net revenue recognized	$28,216	$18,154
The minimum cash requirement liability was $4.6 million and $4.7 million as of December 31, 2024 and December 31, 2023, respectively, and is recorded as a liability in accounts payable and accrued liabilities on the Company’s consolidated balance sheets.
The Company has determined that only the unaffiliated third-party fund associated with this program is a VIE. Only the amounts presented as related to the assurance of the minimum cash requirement expense and corresponding liability relate to this VIE. The Company is not the primary beneficiary of the VIE. Therefore, the Company has not consolidated the fund.
Note 17.    Non-Cash Equity-Based Compensation
Pursuant to the 2021 Management Incentive Plan approved by the Company’s Board of Managers, the Company and certain members of the Company’s management have been granted profits interests in the form of Class B units of CCF MIP Holdings, LLC, a consolidated subsidiary. The Class B units were granted in May 2021, August 2022, August 2023, and January 2024 and vest ratably over three years with the first ratable vesting event occurring in March 2021. For both December 31, 2024 and 2023, there were 20 Class A units and 380 Class B units authorized, issued and outstanding of CCF MIP Holdings, LLC. The award and related agreements include provisions providing for acceleration of vesting in the event of a change in control transaction (as defined in the Company’s Limited Liability Company Agreement, as amended) and forfeiture of the awards under certain circumstances.
The following assumptions were used to measure the fair value of the awards:
	May 2021 Grant	August 2022 Grant	August 2023 Grant	January 2024 Grant
Risk-free interest rate	1.29%	2.90%	2.90%	3.88%
Expected volatility	52.0%	51.0%	51.0%	60.0%
Expected term	6.9 years	5.6 years	5.6 years	4.2 years
The grant date fair value of the May 2021, August 2022, August 2023 and January 2024 awards were $6.5 million, $5.1 million, $0.9 million, and $2.3 million, respectively and was estimated using the Black-Scholes option-pricing model. Non-cash equity-based compensation of $2.8 million and $4.0 million for the years ended December 31, 2024 and 2023, respectively, has been recognized which resulted in an increase in non-controlling interest in consolidated members’ deficit. The May 2021 awards were fully recognized as of December 31, 2023. There is $0.9 million of additional non-cash compensation expense to be recognized through June 30, 2025 for the August 2022 awards. There is $0.5 million of additional non-cash compensation expense to be recognized through August 31, 2026 for the August 2023 awards. There is $1.5 million of additional non-cash compensation expense to be recognized through December 31, 2026 for the January 2024 awards.
The following table summarizes the awards activity under the August 2022 Grant, August 2023 Grant and the January 2024 Grant during the year ended December 31, 2024:
(in thousands, except unit data)	Number of Units	Weighted-Average Grant Date Fair Value Per Unit
Balance – December 31, 2023	40.2	$83.6
Granted	16.2	142.4
Vested	(29.5)	94.3
Forfeited	—	—
Balance – December 31, 2024	26.9	$107.3
Pursuant to the 2019 Management Incentive Plan approved by the Company’s Board of Managers, the Company’s Board of Managers issued options (“Options”) to three employees of the Company to purchase a combined total of 11,732,787 Class M Common Units. The Options were awarded on January 31, 2022 and vested immediately. The Options expire, if not exercised, on the earlier of i) termination of employment or ii) January 31, 2032. As of December 31, 2023, Options for 5,866,393.5 Class M Common Units remain open and 5,866,393.5 have been forfeited.

The following table summarizes the Options activity during the year ended December 31, 2024:
(in thousands, except unit and per unit data)	Number of Units	Weighted-Average Exercise Price Per Unit	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance – December 31, 2023	5,866,393.5	$0.16	8.1	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Balance – December 31, 2024	5,866,393.5	$0.16	7.1	$—
In addition, certain members of the Company’s Board of Managers have been granted phantom restricted unit awards that will be cash settled upon a change in control transaction (as defined in the Company’s Limited Liability Company Agreement, as amended). While the phantom restricted units vest over three years beginning March 2021, the settlement feature creates an implicit vesting condition based on a change in control and no compensation expense will be recognized prior to a change in control event occurring.
Note 18.   Fair Value of Financial Instruments and Fair Value Measurements
Assets and Liabilities Recorded at Fair Value on a Recurring Basis
Finance receivables at fair value:   The FVO portfolio is measured based on a discounted cash flow methodology. The internally developed model uses inputs, such as estimated loss, payment activity, discount rate, and certain originating, servicing, and collection cost assumptions that are unobservable but reflect the Company’s best estimates of the assumption a market participant would use to calculate fair value. As the model inputs are based on significant unobservable inputs, the FVO portfolio is classified as Level 3 of the valuation hierarchy.
The table below presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024:
	Carrying Amount	Fair Value Measurements
		Level 1	Level 2	Level 3
Assets
Finance receivables at fair value	$201,795	$—	$—	$201,795
The table below presents quantitative information about key unobservable inputs used for the Company’s finance receivable fair value measurements as of December 31, 2024:
December 31, 2024
Net collections rate(1)	35.5%
Cost assumptions rate(1)	24.2%
Discount rate	14.3%

(1)
Rates presented are weighted averages of all FVO portfolios.

Certain unobservable inputs may, in isolation, have either a directionally consistent or opposite impact on the fair value of the finance instrument for a given change in that input. An increase to the net collection rate, cost assumptions, or discount rate would decrease the fair value of the Company’s finance receivables at fair value. When multiple inputs are used within the valuation techniques for loans, a change in one input in a certain direction may be offset an opposite change from another input.
Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis
The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis. The Company has assets and liabilities, such as property and equipment, goodwill and intangible assets that have a carrying value which could be subject to impairment under unfavorable events or circumstances. At December 31, 2024 and 2023, the Company had no material assets or liabilities measured at fair value on a nonrecurring basis.
Financial Instruments Not Measured at Fair Value
The carrying amount and estimated fair values of the Company’s financial instruments summarized by level are as follows:
Cash, cash equivalents and restricted cash:   The fair values of cash, cash equivalents and restricted cash are measured using Level 1 inputs.
Finance receivables at amortized cost, net:   Finance receivables at amortized cost consist of short-term and medium-term secured and unsecured consumer loans, including open end lines of credit. Loans originate at prevailing market rates. For the short-term secured and unsecured consumer loans, given the short-term nature of these loans and due to these loans continually being repriced at current market rates, the amortized cost approximates fair value. For the medium-term secured and unsecured consumer loans, the Company estimated fair value by using a discounted cash flow methodology. The internally developed model uses inputs, such as estimated loss, payment activity, discount rate, average loan age, and certain originating, servicing, and collection cost assumptions that are unobservable but reflect the Company’s best estimates of the assumption a market participant would use to calculate fair value. The fair values of loans receivable are measured using Level 3 inputs.
Repossessed assets:   Repossessed assets are valued at the lower of the finance receivable balance prior to repossession or the estimated net realizable value of the repossessed asset. The Company estimates net realizable value using the projected cash value upon liquidation, less costs to sell the related collateral. The fair value of repossessed assets are estimated using Level 3 inputs determined based on comparable recent used-vehicle auction sales and known changes in the broad used-vehicle market. Repossessed assets are included in other assets on the Company’s consolidated balance sheets.
Debt:   The Company’s private term and revolving debt facilities, both variable and fixed interest rates, are not actively traded and therefore do not have quoted market prices and thus are measured using Level 3 inputs. The Company’s variable interest rate debt facilities are tied to SOFR, a market benchmark, with a short reset period, and are estimated to have a fair value equal to par. The Company’s fixed interest debt facilities fair value is estimated by discounting the contractual cash flows at the current market interest rate the Company would bear if executed in the current market after considering changes in the market interest rate and credit profile of the Company, and result in an estimated fair value equal to par.

The table below presents the Company’s financial assets and liabilities that are disclosed but not carried at fair value and the level within the fair value hierarchy as of December 31, 2024:
	Carrying Amount	Fair Value Measurements
		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$106,913	$106,913	$—	$—
Restricted cash	9,000	9,000	—	—
Total cash, cash equivalents and restricted cash	115,913	115,913	—	—
Finance receivables at amortized cost, net	516,125	—	—	589,598
Repossessed assets	15,295	—	—	15,295
Liabilities
Swingline loan	$6,000	$—	$—	$6,000
PPP loan	10,000	—	—	10,000
First lien facility(1)	142,850	—	—	142,850
Term loan(1)	110,718	—	—	110,718
Sparrow term loan(1)	110,000	—	—	110,000
Sparrow single-pay facility(1)	30,987	—	—	30,987
Sparrow multi-pay facility(1)	100,073	—	—	100,073
TMX ABL credit facility(1)	406,090	—	—	406,090
Trident ATL loan(1)	148,329	—	—	148,329
TMX Over-advance credit facility(1)	8,100	—	—	8,100
Total debt	1,073,147	—	—	1,073,147

(1)
The carrying amount of the debt instrument is exclusive of issuance costs.

The table below presents the Company’s financial assets and liabilities that are disclosed but not carried at fair value and the level within the fair value hierarchy as of December 31, 2023:
	Carrying Amount	Fair Value Measurements
		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$144,961	$144,961	$—	$—
Restricted cash	8,845	8,845	—	—
Total cash, cash equivalents and restricted cash	153,806	153,806	—	—
Finance receivables at amortized cost, net	665,578	—	—	782,523
Repossessed assets	11,948	—	—	11,948
Liabilities
Swingline loan	$17,000	$—	$—	$17,000
PPP loan	10,000	—	—	10,000
First lien facility(1)	159,700	—	—	159,700
Term loan(1)	110,718	—	—	110,718
Sparrow term loan(1)	120,000	—	—	120,000
Sparrow single-pay facility(1)	30,987	—	—	30,987
Sparrow multi-pay facility(1)	138,881	—	—	138,881
TMX ABL credit facility(1)	389,775	—	—	389,775
Trident ATL loan(1)	148,329	—	—	148,329
TMX Over-advance credit facility(1)	8,100	—	—	8,100
Total debt	1,133,490	—	—	1,133,490

(1)
The carrying amount of the debt instrument is exclusive of issuance costs.

Note 19.   Business Combinations
2023 Acquisition of TMX Finance LLC
On October 2, 2023 (the “TMX Execution Date”), Project Trident Purchaser, LLC (“TMX Purchaser”) a wholly-owned subsidiary of CCF Intermediate Holdings LLC, entered into an Equity and Asset Purchase Agreement (the “TMX Purchase Agreement”) with TMX Finance Holdings Inc (“TMX Seller”), a Delaware corporation, pursuant to which TMX Purchaser, purchased from TMX Seller all of the issued and outstanding equity interests of certain subsidiaries related to the TMX Seller’s TitleMax, TitleBucks and InstaLoan businesses (collectively, the “TMX Business”), along with specified assets related to the TMX Business (the “TMX Acquisition”). The purchase price included $189.3 million in cash (the “TMX Purchase Price”) to TMX Seller, subject to customary working capital and certain other adjustments. The purchase price also included the payoff of the TMX legacy revolver of $25.9 million, including accrued interest and fees, offset by $10.7 million in cash provided by the TMX Business. On the TMX Execution Date, the TMX Business operated in 16 states including 948 retail locations in 15 states and internet operations in 11 states. The TMX Acquisition aligns with the Company’s strategy to expand as a market leader in providing specialty finance lending to consumers.
The TMX Acquisition closed on October 2, 2023, and included $148.3 million in new debt, $73.2 million in capital infusion, and $26.0 million in transaction expenses. Of the transaction expenses, $13.9 million was debt issuance costs, $4.4 million was equity issuance costs and $7.7 million was directly expensed to acquisition expenses.
The following table summarizes the fair values of liabilities assumed and the assets acquired as of the October 2, 2023 acquisition date:
Purchase price		$204,486
Fair value of assets acquired:
Cash and cash equivalents	$60,527
Finance receivables at amortized cost	415,717
Other assets	114,012
Property, leasehold improvements and equipment	62,090
Right of use assets – operating leases	233,560
Deposits	3,173
Intangible assets	48,423
Total fair value of assets acquired	937,502
Fair value of liabilities assumed:
Accounts payable and accrued liabilities	144,214
Operating lease obligation	236,362
TMX ABL multi-pay credit facility, net of deferred financing costs	344,340
TMX Over-advance credit facility	8,100
Total fair value of liabilities assumed	733,016
Net assets acquired		204,486
Goodwill		$—
Acquired finance receivables are valued at the net loan balance. Given the short-term nature of these loans, generally less than one year on average, and that these loans are priced at current rates, management believes the net loan balances approximate their fair value. Under CECL, acquired loans are included in the reserve calculations for all other loan types. Management includes recent acquisition activity compared to historical activity when considering reasonable and supportable forecasts as it relates to assessing the adequacy of the allowance for expected credit losses. The Company did not acquire any loans that would qualify as PCDs during the period.

No goodwill was recorded as a result of the TMX Acquisition. In 2024 and during the measurement period, the Company recognized additional assets of $18.8 million in intangible assets for software, $5.2 million in property, leasehold improvements and equipment related to the fair value of software and liabilities of $24.0 million in accounts payable and accrued liabilities related to increased expected legal and litigation expenditures. After adjustments, the total fair value of accrued liabilities for expected legal and litigation was $33.6 million. In the fourth quarter of 2024, the Company finalized the valuations underlying the net assets acquired and having no additional adjustments outside those disclosed above, the Company closed the measurement period.
The amounts recorded for acquisition-related intangible assets are amortized using the straight-line method. Other intangibles consist of internet domain license for the TMX Business and have been assigned an indefinite useful life. The following table sets forth the amounts allocated to the identified intangible assets and the estimated useful lives of those intangible assets as of the TMX Execution Date:
	Fair value	Useful life (in years)
Trade name	$19,440	15
Software	18,840	3
Favorable lease	10,000	9
Other intangibles	143	Indefinite
Total intangible assets	$48,423
For intangible assets subject to amortization, there is no significant residual value. For intangible assets not subject to amortization, there are no significant amounts of research and development assets acquired, and no renewal or extension terms.
Unaudited Supplemental Pro Forma Information
The table below presents unaudited supplemental pro forma information for the year ended December 31, 2023 as if the TMX Acquisition had occurred on January 1, 2023. The pro forma financial information presented is for illustrative purposes and is not indicative of the results of operations that would have been realized had the TMX Acquisition occurred on January 1, 2023, nor is it indicative of future operating results.
Year Ended December 31,
2023
Total revenues, net	$1,180,725
Net income (loss)	$(34,537)
These unaudited pro forma results include adjustments such as amortization of acquired intangible assets, depreciation of acquired property, equipment, and software and interest expense on debt financing in connection with the TMX Acquisition. Acquisition related costs of $7.7 million, were removed from net loss for the year ended December 31, 2023.
The unaudited pro forma results do not reflect events that either occurred or may occur after the TMX Acquisition, including, but not limited to, the anticipated realization of operating synergies in subsequent periods. They also do not give effect to certain charges that were expected to be incurred in connection with this acquisition, including, but not limited to, additional professional fees and employee integration.

AUDITED FINANCIAL STATEMENTS OF AARON’S INTERMEDIATE HOLDCO, INC.
FOR THE PERIODS FROM OCTOBER 4, 2024 TO DECEMBER 31, 2024 (SUCCESSOR),
JANUARY 1, 2024 TO OCTOBER 3, 2024 (PREDECESSOR), AND THE YEAR ENDED DECEMBER 31, 2023 (PREDECESSOR)

AARON’S INTERMEDIATE HOLDCO, INC.

Page
Independent Auditor’s Report	F-74
Report of Independent Registered Public Accounting Firm	F-76
Consolidated Financial Statements
Consolidated Balance Sheets	F-77
December 31, 2024 (Successor) and December 31, 2023 (Predecessor)
Consolidated Statements of Earnings (Loss)	F-78
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Consolidated Statements of Other Comprehensive Income (Loss)	F-79
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Consolidated Statements of Equity	F-80
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Consolidated Statements of Cash Flows	F-81
Period from October 4, 2024 to December 31, 2024 (Successor), Period from January 1, 2024 to October 3, 2024 and Year Ended December 31, 2023 (Predecessor)
Notes to Consolidated Financial Statements	F-83
December 31, 2024 (Successor) and December 31, 2023 (Predecessor)

Independent Auditor’s Report
Board of Directors and Shareholders
Aaron’s Intermediate Holdco, Inc.
Atlanta, GA
Opinion
We have audited the consolidated financial statements of Aaron’s Intermediate Holdco, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2024 (Successor), the related consolidated statements of earnings (loss), comprehensive income (loss), equity, and cash flows for the period from October 4, 2024 through December 31, 2024 (Successor) and the period from January 1, 2024 through October 3, 2024 (Predecessor), and the related notes to the consolidated financial statements (collectively, the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 (Successor), and the results of its operations and its cash flows for the period from October 4, 2024 through December 31, 2024 (Successor) and the period from January 1, 2024 through October 3, 2024 (Predecessor), in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Change in Control
As discussed in Note 1 to the financial statements, there was a change in control and the Company elected pushdown accounting as of October 4, 2024. Our opinion is not modified with respect to this matter.
Other Matter
The consolidated financial statements of The Aaron’s Company, Inc. and its subsidiaries as of and for the year ended December 31, 2023 were audited by other auditors whose report was dated February 29, 2024, and expressed an unmodified opinion on those statements.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Responsibilities of Management for the Consolidated Financial Statements, Continued
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Elliott Davis, PLLC
Charlotte, North Carolina
September 15, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Aaron’s Intermediate Holdco, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of The Aaron’s Company, Inc. (Predecessor) (the “Company”) as of December 31, 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
We served as the Company's auditor from 2020 to 2024.
/s/ Ernst & Young LLP
Atlanta, Georgia
February 29, 2024

AARON’S INTERMEDIATE HOLDCO, INC.
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)
	Successor	Predecessor
	December 31, 2024	December 31, 2023
ASSETS:
Cash and Cash Equivalents	$64,622	$59,035
Accounts Receivable (net of allowances of $9,385 in 2024 and $9,029 in 2023)	36,004	39,782
Loans Receivable	2,211	—
Lease Merchandise (net of accumulated depreciation and allowances of $115,632 in 2024 and $411,641 in 2023)	637,501	622,262
Merchandise Inventories, Net	93,516	90,172
Property, Plant and Equipment, Net	145,171	269,833
Operating Lease Right-of-Use Assets	413,218	465,824
Goodwill	—	55,750
Other Intangibles, Net	—	108,158
Income Tax Receivable	8,437	10,363
Prepaid Expenses and Other Assets	86,571	105,397
Assets Held for Sale	16,645	—
Total Assets	$1,503,896	$1,826,576
LIABILITIES & SHAREHOLDERS’ EQUITY:
Accounts Payable and Accrued Expenses	$253,947	$292,175
Deferred Income Taxes Payable	66,092	83,217
Customer Deposits and Advance Payments	64,147	68,391
Operating Lease Liabilities	425,987	502,692
Other Liabilities	19,998	—
Debt	589,555	193,963
Total Liabilities	1,419,726	1,140,438
Commitments and Contingencies (Note 10)
SHAREHOLDERS’ EQUITY:
Common Stock: $0.01 par, 1,000,000 authorized, 100 issued/outstanding and $0.50 par, 112,500,000 authorized, 36,656,650 issued, 30,361,434 outstanding for the years ended 2024 and 2023	—	18,328
Additional Paid-in Capital	94,909	750,751
Retained (Losses) Earnings	(8,970)	66,202
Accumulated Other Comprehensive Loss	(1,769)	(1,355)
	84,170	833,926
Treasury Shares at Cost: 6,295,216 Shares at December 31, 2023	—	(147,788)
Total Shareholders’ Equity	84,170	686,138
Total Liabilities & Shareholders’ Equity	$1,503,896	$1,826,576
The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON’S INTERMEDIATE HOLDCO, INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In Thousands)
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
REVENUES:
Lease Revenues and Fees	$319,296	$1,019,703	$1,399,514
Retail Sales	168,354	419,434	620,665
Non-Retail Sales	26,330	69,720	96,710
Franchise Royalties and Other Revenues	5,774	17,774	23,001
	519,754	1,526,631	2,139,890
COSTS OF REVENUES:
Depreciation of Lease Merchandise and Other Lease Revenue Costs	101,348	329,261	466,648
Retail Cost of Sales	129,982	323,513	471,946
Non-Retail Cost of Sales	22,706	59,207	81,977
	254,036	711,981	1,020,571
GROSS PROFIT	265,718	814,650	1,119,319
OPERATING EXPENSES:
Personnel Costs	119,525	372,881	507,819
Other Operating Expenses, Net	113,660	384,961	498,019
Provision for Lease Merchandise Write-Offs	15,718	65,921	81,495
Restructuring Expenses, Net	1,192	12,457	15,597
Separation Costs	—	17	201
Acquisition-Related Costs	5,704	13,224	3,638
	255,799	849,461	1,106,769
OPERATING PROFIT (LOSS)	9,919	(34,811)	12,550
Interest Expense	(22,439)	(13,693)	(15,512)
Other Non-Operating (Expense) Income, Net	(20)	1,940	1,904
LOSS BEFORE INCOME TAXES	(12,540)	(46,564)	(1,058)
INCOME TAX BENEFIT	(6,137)	(8,903)	(3,881)
NET (LOSS) EARNINGS	$(6,403)	$(37,661)	$2,823
The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON’S INTERMEDIATE HOLDCO, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In Thousands)
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Net Earnings (Loss)	$(6,403)	$(37,661)	$2,823
Other Comprehensive (Loss) Income:
Unrealized Loss on Derivative Instruments, net of Tax(1)	—	(508)	(425)
Foreign Currency Translation Adjustment, net of Tax(1)	(1,769)	(156)	466
Total Other Comprehensive (Loss) Income	(1,769)	(664)	41
Comprehensive (Loss) Income	$(8,172)	$(38,325)	$2,864

(1)
The tax effect to the Unrealized Loss on Derivative Instruments and the Foreign Currency Translation Adjustment for the period from October 4, 2024 to December 31, 2024 (Successor), for the period from January 1, 2024 to October 3, 2024 (Predecessor) and for the year ended December 31, 2023 (Predecessor) is not significant.

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON’S INTERMEDIATE HOLDCO, INC.
CONSOLIDATED STATEMENTS OF EQUITY
For the Period from October 4, 2024 to December 31, 2024 (Successor), the Period from January 1, 2024 to
October 3rd, 2024 and the Year Ended December 31, 2023 (Predecessor)
(In Thousands)
(In Thousands, Except Per Share)	Predecessor
	Treasury Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Losses)	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2023	(5,480)	(138,753)	36,100	18,050	738,428	79,073	(1,396)	695,402
Cash Dividends, $0.125 per share	—	—	—	—	—	(15,694)	—	(15,694)
Stock-Based Compensation	—	—	—	—	12,196	—	—	12,196
Issuance of Shares under Equity Plans	(207)	(2,536)	557	278	127	—	—	(2,131)
Acquisition of Treasury Stock	(608)	(6,499)	—	—	—	—	—	(6,499)
Net Earnings	—	—	—	—	—	2,823	—	2,823
Unrealized Loss on Derivative Instrument, net of tax	—	—	—	—	—	—	(425)	(425)
Foreign Currency Translation Adjustment	—	—	—	—	—	—	466	466
Balance at December 31, 2023	(6,295)	(147,788)	36,657	18,328	750,751	66,202	(1,355)	686,138
Cash Dividends, $0.125 per share	—	—	—	—	—	(11,858)	—	(11,858)
Stock-Based Compensation	—	—	—	—	8,148	—	—	8,148
Issuance of Shares under Equity Plans	(182)	(1,323)	2,051	1,026	(704)	—	—	(1,001)
Net Loss	—	—	—	—	—	(34,364)	—	(34,364)
Unrealized Loss on Derivative Instrument, net of tax	—	—	—	—	—	—	(546)	(546)
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(118)	(118)
Balance at October 3, 2024	(6,477)	(149,111)	38,708	19,354	758,195	19,980	(2,019)	646,399
	Successor
Balance at October 4, 2024	—	—	—	—	93,184	—	—	93,184
Issuance of Warrants	—	—	—	—	1,725	—	—	1,725
Net Loss	—	—	—	—	—	(6,403)	—	(6,403)
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(1,769)	(1,769)
Dividend	—	—	—	—	—	(2,567)	—	(2,567)
Balance at December 31, 2024	—	—	—	—	94,909	(8,970)	(1,769)	84,170
The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON’S INTERMEDIATE HOLDCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
OPERATING ACTIVITIES:
Net (Loss) Earnings	$(6,403)	$(37,661)	$2,823
Adjustments to Reconcile Net Earnings (Loss) to Net Cash Provided by (Used in) Operating Activities:
Depreciation of Lease Merchandise	99,703	323,852	459,242
Other Depreciation and Amortization	13,112	69,099	90,341
Provision for Lease Merchandise Write-Offs	15,929	65,620	81,495
Accounts Receivable Provision	11,230	31,926	39,889
Stock-Based Compensation	—	8,148	11,949
Deferred Income Taxes	(4,626)	(13,753)	(12,101)
Impairment of Assets	271	4,187	3,734
Non-Cash Lease Expense	31,479	90,958	119,610
Other Changes, Net	1,472	(6,435)	(8,326)
Changes in Operating Assets and Liabilities:
Lease Merchandise	(149,909)	(379,099)	(472,155)
Merchandise Inventories	(661)	(4,726)	5,965
Accounts Receivable	(9,650)	(31,795)	(41,469)
Prepaid Expenses and Other Assets	27,033	(2,850)	(2,422)
Income Tax Receivable	(1,078)	3,004	(4,647)
Operating Lease Right-of-Use Assets and Liabilities	(30,259)	(92,427)	(122,313)
Accounts Payable and Accrued Expenses	(16,660)	(21,682)	35,427
Customer Deposits and Advance Payments	12,165	(16,408)	(6,628)
Cash (Used in) Provided by Operating Activities	(6,852)	(10,042)	180,414
INVESTING ACTIVITIES:
Purchases of Property, Plant & Equipment	(14,138)	(56,478)	(94,415)
Proceeds from Dispositions of Property, Plant, and Equipment	899	12,769	17,294
Proceeds from Disposition of Business	(544)	1,572	—
Advances on Loans Receivable	(1,010)	—	—
Proceeds from Loans Receivable	1,280	—	—
Proceeds from Other Investing-Related Activities	—	470	245
Cash Used in Investing Activities	(13,513)	(41,667)	(76,876)
The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON’S INTERMEDIATE HOLDCO, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In Thousands)
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
FINANCING ACTIVITIES:
Repayments on Swing Line Loan, Net	—	—	(19,250)
Proceeds from Revolver and Term Loan	—	38,281	71,094
Repayments on Revolver, Term Loan and Financing Leases	—	(7,657)	(100,469)
Proceeds from Credit Facilities	198,225	—	—
Repayments on Credit Facilities	(169,580)	—	—
Net Proceeds from Acquisition	34,334	—	—
Due to Related Party	19,998	—	—
Dividends Paid	(822)	(11,808)	(14,994)
Acquisition of Treasury Stock	—	—	(6,499)
Issuance of Stock Under Stock Option Plans	—	323	405
Shares Withheld for Tax Payments	—	(1,323)	(2,536)
Debt Issuance Costs	—	(729)	—
Cash Provided by (Used in) Financing Activities	82,155	17,087	(72,249)
EFFECT OF EXCHANGE RATE CHANGES ON CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(132)	(26)	30
Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	61,658	(34,648)	31,319
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	26,012	60,660	29,341
Cash and Cash Equivalents at End of Period:
Cash and Cash Equivalents	$64,622	$24,387	$59,035
Restricted Cash included in Prepaid Expenses and Other Assets	23,048	1,625	1,625
Total Cash, Cash Equivalents, and Restricted Cash at End of Period	$87,670	$26,012	$60,660

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business Overview
Description of Business
Aaron’s Intermediate Holdco, Inc., (the “Company”), a Delaware corporation and wholly owned subsidiary of IQV Holdco, LLC, a Delaware limited liability company (“IQV”, or “IQV Holdco” or “Parent”), wholly owns The Aaron’s Company, Inc. (“The Aaron’s Company”), a leading, technology-enabled, omni-channel provider of lease-to-own (“LTO”) and retail purchase solutions of furniture, electronics, appliances, and other home goods across its brands: Aaron’s, BrandsMart (“BrandsMart”), BrandsMart Leasing, and Woodhaven Furniture Industries (“Woodhaven”).
Aaron’s, BrandsMart Leasing and Woodhaven are collectively referred to as the Aaron’s Business. The Aaron’s Business provides consumers with LTO and retail purchase solutions through the Company’s Aaron’s stores in the United States and Canada and the aarons.com e-commerce platform. Aaron’s also supports franchisees of its Aaron’s stores. BrandsMart Leasing offers LTO solutions to BrandsMart customers. Woodhaven manufactures and supplies upholstered furniture which is leased and sold in Company-operated and franchised Aaron’s stores.
BrandsMart is a leading appliance and consumer electronics retailers in the southeast United States and one of the largest appliance retailers in the country with stores in Florida and Georgia and a growing e-commerce presence on brandsmartusa.com.
Basis of Presentation
On June 16, 2024, The Aaron’s Company entered into an Agreement and Plan of Merger (the “Agreement”) with IQVentures Holdings, LLC (the “Preliminary Parent”), the Company, and Polo Merger Sub, Inc., a Georgia corporation and wholly owned subsidiary of Preliminary Parent (“Merger Sub”), to consummate the acquisition of The Aaron’s Company by Preliminary Parent (the “Merger”). The Merger was subject to shareholder approval which was obtained on September 25, 2024. The Merger closed on October 3, 2024. Upon closing of the Merger, Merger Sub was merged with and into The Aaron’s Company., with The Aaron’s Company surviving the Merger as a wholly owned subsidiary of the Company. Immediately following the closing of the Merger, Preliminary Parent transferred one hundred percent (100%) of the equity interests in the Company to IQV Holdco with the Company continuing as a subsidiary of IQV Holdco (the “Transfer”). The Merger and the Transfer are collectively referred to herein as the “Acquisition.” The Company has elected pushdown accounting in which the Company uses the Parent’s basis of accounting, which reflects the fair market value of the Company assets and liabilities at the time of the Acquisition, unless otherwise prescribed by accounting principles generally accepted in the United States (“U.S. GAAP”).
Predecessor
The period from January 1, 2024 through October 3, 2024 and the year ended December 31, 2023 reflect the historical financial information for The Aaron’s Company and its subsidiaries prior to the closing of the Acquisition.
Successor
The period from October 4, 2024 to December 31, 2024 reflects the historical financial information for the Company and its subsidiaries subsequent to the closing of the Acquisition.
The accompanying consolidated financial statements of the Successor and Predecessor for the periods presented herein are not comparable due to the Successor period being the historical results of the Company and the Predecessor periods being the historical results of The Aaron’s Company and its subsidiaries. The

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
results are further separated by a black line to indicate the effective date of the new basis of accounting. The new basis of accounting for the assets and liabilities that existed on the Acquisition date will be used in the preparation of future consolidated financial statements and footnotes of the Company.
The Company and its wholly-owned subsidiaries for the Successor and Predecessor periods reflect the historical results of operations, financial position and cash flows of the Company and The Aaron’s Company and its subsidiaries, respectively, in accordance with U.S. GAAP. Intercompany balances and transactions between consolidated entities have been eliminated and reflect the historical results of operations, financial position and cash flows of the Company (Successor) and The Aaron’s Company and its subsidiaries (Predecessor) in accordance with U.S. GAAP.
The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Generally, actual experience has been consistent with management’s prior estimates and assumptions. In many cases, management’s estimates and assumptions are dependent on estimates of such future developments and may change in the future. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the accompanying consolidated financial statements.
Significant Accounting Policies
Revenue Recognition
The Company provides lease and retail merchandise, consisting of appliances, electronics, furniture, and other home goods to its customers for lease under certain terms agreed to by the customer and through retail sales. The Company’s Aaron’s stores, aarons.com e-commerce platform, and BrandsMart Leasing components of the Aaron’s Business offer leases with flexible ownership plans that can be generally renewed weekly, bi-weekly, semi-monthly, or monthly up to 12, 18 or 24 months. The Aaron’s Business also earns revenue from the sale of merchandise to customers and Aaron’s franchisees, and earns ongoing revenue from Aaron’s franchisees in the form of royalties and through fees for advertising efforts that benefit the franchisees.
The Company’s BrandsMart stores and related brandsmartusa.com e-commerce platform offer the sale of merchandise directly to its customers via retail sales.
See Note 6 to these consolidated financial statements for further information regarding the Company’s revenue recognition policies and disclosures.
Lease Merchandise
The Company’s lease merchandise is recorded at the lower of depreciated cost, including overhead costs from our distribution centers, or net realizable value. The Company begins depreciating furniture and appliances at the earlier of the lease date or 24 months and one day from its purchase, while all other lease merchandise begins depreciating at the earlier of when the merchandise is leased to the customer or 12 months and one day from its purchase. Lease merchandise fully depreciates over the lease agreement period when on lease, generally 12 to 24 months, and generally 36 months when not on lease. Depreciation is accelerated upon early payout.
For the period the period beginning January 1, 2024 through October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), the cost of merchandise manufactured by Woodhaven operations was recorded at cost and included within overhead from production facilities, shipping costs and warehousing costs.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following is a summary of lease merchandise, net of accumulated depreciation and allowances:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Merchandise on Lease, net of Accumulated Depreciation and Allowances	$422,383	$419,531
Merchandise Not on Lease, net of Accumulated Depreciation and Allowances(1)	215,118	202,731
Lease Merchandise, net of Accumulated Depreciation and Allowances(2)	$637,501	$622,262

(1)
Includes Woodhaven’s inventory, which is primarily comprised of raw materials, that has been classified within lease merchandise in the consolidated balance sheets and $8.7 million as of December 31, 2023.

(2)
General and administrative overhead costs capitalized into the cost of lease merchandise were $55.0 million and $54.0 million, for the years ended December 31, 2024 (Successor), 2023 (Predecessor), respectively. Capitalized overhead costs remaining in lease merchandise were $55.2 million and $55.9 million as of December 31, 2024 (Successor) and 2023 (Predecessor), respectively.

The Aaron’s store-based operations’ policies require weekly merchandise counts at its store-based operations, which include write-offs for unsalable, damaged, or missing merchandise inventories. Monthly cycle counting procedures are performed at both the Aaron’s distribution centers and Woodhaven manufacturing facilities. Physical inventories are also taken at the manufacturing facilities annually. The Company also monitors merchandise levels and mix by division, store, and distribution center, as well as the average age of merchandise on hand. If obsolete merchandise cannot be returned to vendors, its carrying amount is adjusted to its net realizable value or written off. Generally, all merchandise not on lease is available for lease or sale. On a monthly basis, all damaged, lost or unsalable merchandise identified is written off and is included as a component of the provision for lease merchandise write-offs in the accompanying consolidated statements of earnings (loss).
The Company records a provision for write-offs using the allowance method, which is included within lease merchandise, net within the consolidated balance sheets. The allowance method for lease merchandise write-offs estimates the merchandise losses incurred but not yet identified by management as of the end of the accounting period based primarily on historical write-off experience. Other qualitative factors are considered in estimating the allowance, such as seasonality and the impacts of uncertainty surrounding inflationary and other economic pressures in the current macroeconomic environment. Therefore, actual lease merchandise write-offs could differ from the allowance. The provision for write-offs is included in provision for lease merchandise write-offs in the accompanying consolidated statements of earnings (loss). The Company writes off lease merchandise on lease agreements that are 60 days or more past due on pre-determined dates twice monthly. The Company writes off lease merchandise on lease agreements for its BrandsMart Leasing operations that are 90 days or more past due on pre-determined dates twice monthly.
The following table shows the components of the allowance for lease merchandise write-offs:
	Successor	Predecessor
(In Thousands)	For the Period From October 4, 2024 to December 31, 2024	For the Period From January 1, 2024 to October 3, 2024	For the Year Ended December 31, 2023
Beginning Balance	$—	$12,912	$13,894
Merchandise Written off, net of Recoveries	(2,757)	(65,811)	(82,477)
Provision for Write-offs	15,929	65,620	81,495
Ending Balance	$13,172	$12,721	$12,912

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Merchandise Inventories
The Company’s merchandise inventories are stated at the lower of weighted average cost or net realizable value, and consist entirely of merchandise held for sale by BrandsMart. In-bound freight-related costs from vendors, net of allowances and vendor rebates, are included as part of the net cost of merchandise inventories. Costs associated with storing and transporting merchandise inventories to our retail stores are expensed as incurred and included within retail cost of sales in the consolidated statements of earnings (loss).
The Company periodically evaluates aged and distressed inventory and establishes an inventory markdown which represents the excess of the carrying value over the amount the Company expects to realize from the ultimate sale of the inventory. Markdowns establish a new cost basis for the inventory and are recorded within retail cost of sales within the consolidated statements of earnings (loss). The write-offs of merchandise inventories associated with the Company’s cycle and physical inventory count processes are also included within retail cost of sales in the consolidated statements of earnings (loss). The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on management’s current knowledge with respect to inventory levels, sales trends, and historical experience selling or disposing of aged or obsolete inventory.
The following is a summary of merchandise inventories, net of allowances:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Merchandise Inventories, gross	$94,463	$91,093
Reserve for Merchandise Inventories	(947)	(921)
Merchandise Inventories, net	$93,516	$90,172
The following table shows the components of the reserve for merchandise inventories:
	Successor	Predecessor
(In Thousands)	For the Period From October 4, 2024 to December 31, 2024	For the Period From January 1, 2024 to October 3, 2024	For the Year Ended December 31, 2023
Beginning Balance	$—	$921	$981
Merchandise Written off	(10)	(110)	(618)
Provision for Write-offs	957	556	558
Ending Balance	$947	$1,367	$921
Retail and Non-Retail Cost of Sales
Included in retail cost of sales, as well as non-retail cost of sales, is the net book value of merchandise sold via retail and non-retail sales, primarily using specific identification. The components of cost of sales are further described below.
Depreciation of Lease Merchandise and Other Lease Revenue Costs
Depreciation of Lease Merchandise and Other Lease Revenue Costs is comprised of depreciation of capitalized lease merchandise, recorded at the lower of depreciated cost or net realizable value, for the Aaron’s Business. Capitalized costs are comprised of landed inventory, internal distribution overhead, vendor freight, and Woodhaven manufacturing costs, for the predecessor periods. Also included are accelerated depreciation from early payouts, amortization of vendor cooperative advertising and rebate credits, and external service fees related to the Aaron’s Club program.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Retail Cost of Sales Summary
Retail Cost of Sales — Aaron’s Business is comprised of costs of the NBV of lease merchandise, recorded at the lower of depreciated costs or net realizable value, including landed inventory costs, internal distribution overhead, freight, Woodhaven manufacturing costs for the predecessor periods, and amortized vendor advertising and rebate credits.
Retail Cost of Sales — BrandsMart is comprised of the weighted average landed inventory costs, internal overhead, freight, store transportation, vendor advertising and rebate credits, inventory markdowns, shrinkage, customer shipping/handling, and service-related costs.
Non Retail Cost of Sales
Non Retail Cost of Sales — Aaron’s Business is comprised of costs of the NBV of lease merchandise, recorded at the lower of depreciated costs or net realizable value, sold to franchisees and wholesale customers and includes landed inventory costs, internal overhead, freight, Woodhaven manufacturing costs for the predecessor periods, transportation, and amortization of cooperative advertising consideration.
Shipping and Handling Costs
Shipping and handling costs are primarily classified within other operating expenses, net in the accompanying consolidated statements of earnings (loss) and to a lesser extent, capitalized into the cost of lease merchandise and subsequently depreciated or recognized as cost of retail sales. Shipping and handling costs classified within other operating expenses, net were $12.1 million, $46.1 million and $64.1 million for the periods from October 4 to December 31, 2024 (Successor), January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. Shipping and handling costs capitalized into the cost of lease merchandise were $5.9 million, $17.8 million and $23.3 million for the periods from October 4 to December 31, 2024 (Successor), January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively.
Advertising
Advertising production costs are initially recognized as a prepaid advertising asset and are expensed when an advertisement appears for the first time. The prepaid advertising asset was $0.3 million and $0.1 million at December 31, 2024 (Successor) and December 31, 2023 (Predecessor), respectively, and is reported within Prepaid Expenses and Other Assets on the consolidated balance sheets.
Total advertising costs are classified within other operating expenses, net in the consolidated statements of earnings (loss). These advertising costs are presented net of cooperative advertising considerations received from vendors, which represents reimbursement of specific, identifiable and incremental costs incurred in selling those vendors’ products, and are recorded as a reduction of advertising costs.
The following table shows total advertising costs, net of cooperative advertising considerations:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Advertising Costs, Gross	$23,044	$66,707	$75,153
Less: Cooperative Advertising Considerations	(10,860)	(27,290)	(33,792)
Advertising Costs, Net	$12,184	$39,417	$41,361
Stock-Based Compensation (Predecessor)
The Aaron’s Company had stock-based employee compensation plans, which are more fully described in Note 12 to these consolidated financial statements. The fair value for the options granted were estimated

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
on the grant date using a Black-Scholes-Merton option-pricing model. The fair value of each share of restricted stock units (“RSUs”), restricted stock awards (“RSAs”) and performance share units (“PSUs”) with performance criteria was equal to the market value of a share of The Aaron’s Company’s common stock on the grant date. For PSUs that were granted with a total shareholder return (“TSR”) component, management estimated the fair value using a Monte Carlo simulation valuation model, as these awards were subject to a market condition. For all stock award types, management considered whether any material nonpublic information was known at the time the awards were granted that could impact the determined grant date fair value. No adjustments to fair value were deemed necessary for the period from January 1, 2024 to October 3, 2024 (Successor) or the year ended December 31, 2023 (Predecessor) based on these considerations.
The fair value of awards issued under The Aaron’s Company’s employee stock purchase plan (“A&R ESPP”) was estimated using a series of Black-Scholes-Merton pricing models that considered the components of the “lookback” feature of the plan, including the underlying stock, call option, and put option. The design of awards issued under the A&R ESPP is more fully described in Note 12 to these consolidated financial statements.
Acquisition-Related Costs
Acquisition-related costs of $5.7 million, $13.2 million and $3.6 million were incurred for the period from October 4 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively, and primarily represent third-party consulting and legal fees.
Income Taxes
The Company and its subsidiaries file U.S. federal consolidated income tax returns in the United States, and separate legal entities file in various state and foreign jurisdictions. In all periods presented, the income tax provision has been computed for the entities comprising the Company on a standalone, separate return basis as if the Company were a separate taxpayer.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company’s standalone consolidated financial statements in a manner that is systematic, rational and consistent with the asset and liability method.
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. The Company’s largest temporary differences arise principally from the use of accelerated depreciation methods on lease merchandise for tax purposes. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.
The Company recognizes uncertain tax positions in the consolidated financial statements when it is more likely than not that the tax position will be sustained upon examination. Uncertain tax positions are measured based on the probabilities that the uncertain tax position will be realized upon final settlement.
See further details on income taxes within Note 9 to these consolidated financial statements.
Sales Taxes
The Company applies the net basis for sales taxes imposed on goods and services in the consolidated statements of earnings (loss). The Company is required by the applicable governmental authorities to collect

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
and remit sales taxes. Accordingly, such amounts are charged to the customer, collected, and remitted directly to the appropriate jurisdictional entity.
Cash and Cash Equivalents
The Company classifies as cash equivalents any highly liquid investments that have maturity dates of three months or less at the time they are purchased. The Company maintains its cash and cash equivalents at various banks. Bank balances may exceed coverage provided by the Federal Deposit Insurance Corporation (“FDIC”). However, due to the size and strength of the banks in which balances that exceed the FDIC coverage are held, any exposure to loss is believed to be minimal. Cash and cash equivalents also includes amounts in transit due from financial institutions related to credit card and debit card transactions, which generally settle within three business days from the original transaction.
Supplemental Cash Flow Information
The following table shows supplemental cash flow information:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Net Cash Paid During the Year:
Interest	$18,014	$12,930	$15,973
Income Taxes	$123	$1,126	$11,680
Accounts Receivable
Accounts receivable consist primarily of receivables due from customers on lease agreements, corporate receivables incurred during the normal course of business (primarily for vendor consideration and third-party warranty providers) and franchisee obligations.
Accounts receivable, net of allowances, consist of the following:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Customers	$7,860	$8,737
Corporate	17,680	23,660
Franchisee	10,464	7,385
	$36,004	$39,782
The Company maintains an accounts receivable allowance for the Aaron’s Business customer lease agreements, under which its policy is to record a provision for returns and uncollectible contractually due renewal payments based on historical payments experience, which is recognized as a reduction of lease revenues and fees within the consolidated statements of earnings (loss). Other qualitative factors are considered in estimating the allowance, such as current and forecasted business trends. The Company writes off customer lease receivables for its Aaron’s Business operations that are 60 days or more past due on pre-determined dates twice monthly. The Company writes off customer lease receivables for its BrandsMart Leasing operations that are 90 days or more past due on pre-determined dates twice monthly.
The Company also maintains an allowance for outstanding franchisee accounts receivable. The Company’s policy is to estimate future losses related to certain franchisees that are deemed to have a higher risk of non-payment and record an allowance for these estimated losses. The estimated allowance on

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
franchisee accounts receivable includes consideration of the financial position of each franchisee and qualitative consideration of potential losses associated with uncertainties impacting the franchisee’s ability to satisfy their obligations. Uncertainties include inflationary and other economic pressures in the current macroeconomic environment. Accordingly, actual accounts receivable write-offs could differ from the allowance. The provision for uncollectible franchisee accounts receivable is recorded as bad debt expense in other operating expenses, net within the consolidated statements of earnings (loss).
The allowance related to corporate receivables is not significant for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor).
The following table shows the components of the accounts receivable allowance:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Beginning Balance	$—	$9,029	$8,895
Accounts Written Off, net of Recoveries	(1,845)	(31,597)	(39,755)
Accounts Receivable Provision	11,230	31,926	39,889
Ending Balance	$9,385	$9,358	$9,029
The following table shows the components of the accounts receivable provision, which includes amounts recognized for bad debt expense and the provision for returns and uncollectible renewal payments:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	December 31, 2023
Bad Debt Expense	$—	$54	$355
Provision for Returns and Uncollectible Renewal Payments	11,230	31,872	39,534
Accounts Receivable Provision	$11,230	$31,926	$39,889
Loans Receivable (Successor)
The Company established lines of credit with certain franchisees in relation to the Acquisition to provide the franchisees with financing to fund the franchisee operations. The aggregate commitment is $3.3 million and amounts borrowed by the franchisees earn interest at the prime rate plus 4%. The maturity date on the line of credit provided to a US franchisee is March 31, 2025. The maturity date on the line of credit provided to a Canadian franchisee is March 30, 2030. Outstanding principal is due on the maturity date. The outstanding amount borrowed by franchisees totaled $2.2 million and is classified within Loans Receivable as of December 31, 2024 (Successor).
Property, Plant and Equipment
The Company records property, plant and equipment at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to 20 years for buildings and improvements and from one to 15 years for other depreciable property and equipment.
Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful life of the software, which ranges from five to ten years. Management uses an agile development

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
methodology in which feature-by-feature updates are made to its software. Certain costs incurred during the application development stage of an internal-use software project are capitalized when members of management who possess the authority to do so authorize and commit to funding a feature update and it is probable that the project will be completed and the software will be used to perform the function intended. Generally, the life cycle for each feature update implementation is one month. Capitalization of costs ceases when the feature update is substantially complete and ready for its intended use. All costs incurred during preliminary and post-implementation project stages are expensed as incurred.
Gains and losses related to dispositions and retirements are recognized as incurred. Maintenance and repairs are also expensed as incurred, and leasehold improvements are capitalized and amortized over the lesser of the expected lease term or the asset’s useful life. Depreciation expense for property, plant and equipment is classified within other operating expenses, net in the accompanying consolidated statements of earnings (loss) and was $11.6 million, $61.4 million and $79.9 million for the period October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor). Amortization of previously capitalized internal use software development costs, which is a component of depreciation expense for property, plant and equipment, was $3.5 million, $14.9 million and $19.6 million for the period October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor).
Management assesses its long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. If it is determined that the carrying amount of an asset is not recoverable, based on analysis of undiscounted cash flows expected to be generated by the asset or asset group, management compares the carrying amount of the asset to its fair value as estimated using discounted expected future cash flows, market values or replacement values for similar assets. The amount by which the carrying amount exceeds the fair value of the asset, if any, is recognized as an impairment loss.
Prepaid Expenses and Other Assets
Prepaid expenses and other assets consist of the following:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Prepaid Expenses	$11,344	$14,482
Insurance Related Assets	26,067	33,035
Company-Owned Life Insurance	—	15,231
Deferred Tax Assets	11,379	24,137
Restricted Cash(1)	23,048	1,625
Other Assets(2)	14,733	16,887
	$86,571	$105,397

(1)
Amounts as of December 31, 2024 (Successor) include restricted cash of $21.4 million held as collateral for the Company’s letters of credit and $1.6 million held as collateral for BrandsMart’s workers’ compensation and general liability insurance policies. Amounts as of December 31, 2023 (Predecessor) include $1.6 million held as collateral for BrandsMart’s worker’s compensation and general liability insurance policies.

(2)
Amounts included $1.5 million and $0.9 million for the years ended December 31, 2024 (Successor) and December 31, 2023 (Predecessor) of certain properties classified as held for sale. Assets held for sale are recorded at the lower of their carrying value or fair value less estimated cost to sell and are

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
classified within prepaid expenses and other assets in the consolidated balance sheets. Depreciation is suspended on assets upon classification as held for sale. The highest and best use of these assets is as real estate land parcels for development or real estate properties for use or lease, though the Company has chosen not to develop or use these properties, and plans to sell them to third parties as quickly as practicable.
Derivative Instruments (Predecessor)
In March 2023, The Aaron’s Company entered into a non-speculative interest rate swap agreement for an aggregate notional amount of $100.0 million with an effective date of April 28, 2023 and a termination date of March 31, 2027. The purpose of this hedge was to limit the The Aaron’s Company’s exposure of its variable interest rate debt by effectively converting it to fixed interest rate debt. Under the terms of the agreement, The Aaron’s Company received a floating interest rate based on 1-month Chicago Mercantile Exchange (“CME”) Term Secured Overnight Financing Rate (“SOFR”) and pay a fixed interest rate of 3.87% on the notional amount. The interest rate swap was accounted for as a cash flow hedge instrument in accordance with ASC 815, Derivatives and Hedging. Accordingly, the effective portion of the gains and losses associated with the changes in the fair value of the cash flow hedge instrument were recognized as a component of accumulated other comprehensive loss in the consolidated balance sheets. Such amounts were reclassified into earnings in the same period during which the cash flow hedging instrument affects earnings. As of October 3, 2024 (Predecessor), the facts and circumstances of the hedged relationship remained consistent with the initial effectiveness assessment and thus, an effective accounting hedge.
The fair value of the hedge as of October 3, 2024 (Predecessor) and December 31, 2023 (Predecessor) was a liability of $1.2 million and $0.5 million, respectively, and was recorded within accounts payable and accrued expenses in the predecessor consolidated balance sheet. During the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), The Aaron’s Company reclassified $1.1 million of net losses and $0.9 million of net gains from accumulated other comprehensive loss to interest expense. Gains and losses related to the hedge were classified within operating activities in the consolidated statements of cash flows. See Note 4 to these consolidated financial statements for further information regarding the fair value determination of the interest rate swap agreement. The derivative was settled subsequent to the Acquisition and was no longer in place as of December 31, 2024 (Successor).
Accumulated Other Comprehensive (Loss) Income
Changes in accumulated other comprehensive income (loss) (“AOCI”) by component for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor) are summarized below:
	Successor
	Period from October 4, 2024 to December 31, 2024
(In Thousands)	Foreign Currency	Total
Balance at October 4, 2024 (Successor)	$—	$—
Other Comprehensive (Loss), net of Tax	(1,769)	(1,769)
Balance at December 31, 2024 (Successor)	$(1,769)	$(1,769)

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Predecessor
	Period from January 1, 2024 to October 3, 2024
(In Thousands)	Derivative Instruments	Foreign Currency	Total
Balance at January 1, 2024	$(442)	$(913)	$(1,355)
Other Comprehensive (Loss), net of Tax	(546)	(118)	(664)
Balance at October 3, 2024 (Predecessor)	$(988)	$(1,031)	$(2,019)
	Predecessor
	Year ended December 31, 2023
(In Thousands)	Derivative Instruments	Foreign Currency	Total
Balance at January 1, 2023	$(17)	$(1,379)	$(1,396)
Other Comprehensive (Loss) Income, net of Tax	(425)	466	41
Balance at December 31, 2023	$(442)	$(913)	$(1,355)
Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Accounts Payable	$92,523	$134,191
Estimated Claims Liability Costs	58,019	64,082
Accrued Salaries and Benefits	33,350	39,058
Accrued Real Estate and Sales Taxes	27,144	20,146
Other Accrued Expenses and Liabilities	42,911	34,698
	$253,947	$292,175
Estimated Claims Liability Costs
Estimated claims liability costs are accrued primarily for workers compensation and vehicle liability at the Aaron’s Business entity level as well as general liability and group health insurance benefits provided to team members. These liabilities are recorded within estimated claims liability costs within accounts payable and accrued expenses in the consolidated balance sheets. Estimates for these claims liabilities are made based on actual reported but unpaid claims and actuarial analysis of the projected claims run off for both reported and incurred but not reported claims. This analysis is based upon an assessment of the likely outcome or historical experience and considers a variety of factors, including the actuarial loss forecasts, company-specific development factors, general industry loss development factors and third-party claim administrator loss estimates of individual claims. The Company makes periodic prepayments to its insurance carriers to cover the projected claims run off for both reported and incurred but not reported claims, considering its retention or stop loss limits. In addition, we have prefunding balances on deposit and other insurance receivables with the insurance carriers which are recorded within prepaid expenses and other assets in our consolidated balance sheets.
Asset Retirement Obligations
The Company accrues for asset retirement obligations, which relate to expected costs to remove exterior signage, in the period in which the obligations are incurred. These costs are accrued at fair value.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
When the related liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and updated for changes in estimates. Upon settlement of the liability, the Company recognizes a gain or loss for any differences between the settlement amount and the liability recorded. Asset retirement obligations, which are included in accounts payable and accrued expenses in the consolidated balance sheets, amounted to $2.1 million and $2.1 million as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor), respectively. The capitalized cost is depreciated over the useful life of the related asset.
Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting management’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.
The fair values of the Company’s current financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate their carrying values due to their short-term nature. The Company’s outstanding debt borrowings as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor) were subject to a variable interest rate. The Company’s Loans Receivable as of December 31, 2024 (Successor) were also subject to a variable interest rate. Therefore, the fair value of these borrowings and loan receivables also approximates its carrying value. These assets and liabilities are measured within Level 2 of the fair value hierarchy. The Company also measures certain non-financial assets at fair value on a nonrecurring basis, such as goodwill, intangible assets, operating lease right-of-use assets, and property, plant and equipment, in connection with periodic evaluations for potential impairment.
The Aaron’s Company measured a liability related to its non-qualified deferred compensation plan (Predecessor), which represented benefits accrued for participants that were part of the plan and was valued at the quoted market prices of the participants’ investment election, at fair value on a recurring basis.
The Company measures assets held for sale at fair value on a nonrecurring basis and records impairment charges when they are deemed to be impaired.
During the Predecessor periods, The Aaron’s Company performed its annual goodwill impairment analysis for its reporting units. This evaluation required multiple Level 3 inputs and assumptions, such as estimates about costs of capital, future projected performance, and cash flows. Further details about these goodwill impairment evaluations are described in Note 3 to these consolidated financial statements.
Foreign Currency
The financial statements of the Company’s Canadian subsidiary are translated from the Canadian dollar functional currency to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenues, costs and expenses. Translation gains and losses of the subsidiary are recorded in accumulated other comprehensive loss as a component of equity. The Company’s assets include assets from Canadian operations of $10.3 million and $13.4 million as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor), respectively.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Foreign currency remeasurement gains and losses are recorded primarily due to remeasurement of the financial assets and liabilities of the Company’s Canadian stores between the Canadian dollar and the U.S. dollar and were not significant in the period beginning October 4, 2024 through December 31, 2024 (Successor), the period beginning January 1, 2024 through October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor).
Recent Accounting Pronouncements
Effective in Future Periods
In October 2023, the FASB issued an accounting pronouncement (ASU 2023-06) related to disclosure or presentation requirements for various subtopics in the FASB’s Accounting Standards Codification (“Codification”). The amendments in the update are intended to align the requirements in the Codification with the U.S. Securities and Exchange Commission’s (“SEC”) regulations and facilitate the application of GAAP for all entities. The effective date for each amendment is the date on which the SEC removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or if the SEC has not removed the requirements by June 30, 2027, this amendment will be removed from the Codification and will not become effective for any entity. Early adoption is prohibited. We do not expect this update to have a material impact on our consolidated financial statements.
In December 2023, the FASB issued an accounting pronouncement (ASU 2023-09) related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. We plan to adopt this pronouncement for our fiscal year beginning January 1, 2025, and we do not expect it to have a material effect on our consolidated financial statements.
In November 2024, the FASB issued an accounting pronouncement (ASU 2024-04) related to induced conversions of convertible debt instruments. The amendments in this update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, though early adoption is permitted. We plan to adopt this pronouncement for our fiscal year beginning January 1, 2026, and we do not expect it to have a material effect on our consolidated financial statements.
NOTE 2:   PURCHASE ACCOUNTING
The Parent closed the Acquisition on October 3, 2024. Each share of The Aaron’s Company common stock issued and outstanding immediately prior to the effective time of the Acquisition (other than shares owned by The Aaron’s Company as treasury stock, shares owned by IQV or any direct or indirect wholly owned subsidiary of IQV and shares owned by shareholders who properly exercised dissenters’ rights under the Georgia Business Corporation Code) was converted into the right to receive $10.10 per share in cash, without interest (“Merger Consideration”). The Acquisition will provide the Company with more flexible long-term capital and pursue the execution of the Company’s operating strategy and business plan to increase shareholder value over the long-term, including investments in stores, omnichannel lease decisions and customer acquisition platforms, and other innovations, as well as the execution of growth strategies and cost reductions for increased profitability. The total consideration was $586.3 million. The Acquisition was financed through proceeds from term loan borrowings in the amount of $585.5 million under newly established credit agreements (See Note 8).
The Acquisition was accounted for as a business combination, with the purchase price allocated based on the estimated fair values of the assets acquired and liabilities assumed. The following tables provide summary preliminary information about purchase consideration and identifiable assets acquired and liabilities assumed:

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands)
Cash paid for acquisition	$569,412
Deferred payment	16,861
Total fair value of consideration given	$586,273
Cash and Cash Equivalents	$24,387
Accounts Receivable, Net	37,597
Loans Receivable	2,481
Lease Merchandise, Net	604,157
Merchandise Inventories, Net	92,856
Prepaid Expenses and Other Assets	127,600
Assets Held for Sale	16,645
Property, Plant and Equipment, Net	147,025
Operating Lease Right-of-Use Asset	423,157
Income Tax Receivable	7,359
Total assets acquired	1,483,264
Accounts Payable and Accrued Expenses	270,629
Deferred Income Taxes Payable	85,912
Customer Deposits and Advance Payments	51,983
Operating Lease Liabilities	434,480
Other Liabilities	19,998
Total liabilities assumed	863,002
Total identifiable assets acquired and liabilities assumed	620,262
Bargain Purchase Gain	$(33,989)
All assets and liabilities associated with the Acquisition were recorded at their estimated fair value. Since the estimated fair value of net asset and liabilities assumed exceeded the purchase price, the Company recorded a gain on bargain purchase as additional paid in capital in the period of acquisition.
The Company incurred $2.5 million in transaction costs which are included in acquisition costs in the consolidated statement of operations for the period January 1, 2024 through October 3, 2024 (Predecessor). Certain employees of the Predecessor company had pre-existing employment agreements which vested upon the Acquisition. Certain success fees to service providers were also contingent on the Acquisition. A total of $33.6 million, inclusive of employer payroll related taxes, are recorded “on the line” as these payments were solely contingent on the consummation of the transaction and are therefore not reflected as expenses in either the Predecessor or the Successor period.
The following activity related to the Acquisition were treated as non-cash activities and therefore are not presented within the consolidated statement of cash flows: 1) Gross proceeds of $585.5 million from newly established credit agreements, net of $24.3 million deferred financing fees; 2) Gross proceeds of $68.0 million in additional capital contributions made by Preliminary Parent; 3) disbursements totaling $327.4 million to legacy shareholders to purchase their equity interests; 4) repayment of $225.4 million of outstanding debt from the Predecessor; 5) payment of $9.6 million of Seller transaction expenses; 6) $16.9 million in transaction bonuses; and 7) payment of $13.8 million in success fees which were included in the deferred payment and ultimately disbursed in December 2024. The Company incurred a $6.8 million non-cash charge related to acceleration of stock-based compensation awards which were also recorded on the line. The Company also paid $8.8 million of transaction costs on behalf of the Preliminary Parent which has been recorded within additional paid in capital.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Below is a reconciliation of net proceeds from the Acquisition and opening equity:
(In Thousands)
Proceeds from new debt issuance	$585,547
Deferred financing costs related to new debt issuance	(24,321)
Proceeds from capital contributions	68,000
Purchase of equity interests	(324,178)
Repayment of Legacy Term Loan	(165,290)
Repayment of Legacy Revolver	(60,045)
Payment of Performance Cash Units	(3,193)
Transaction fees and expenses	(20,845)
Cash to balance sheet	55,675
Transaction bonuses paid through payroll	(7,537)
Success fee paid in December 2024	(13,804)
Net proceeds from Acquisition	$34,334
(In Thousands)
Capital contributions	$68,000
Buyer transaction costs paid by Aaron’s	(8,805)
Bargain purchase gain	33,989
Beginning equity as of October 4, 2024	$93,184
Sale of Woodhaven
The Company classifies assets as held for sale after the following conditions have been satisfied: (1) management, having the appropriate authority, commits to a plan to sell the asset, (2) the asset is available for immediate sale in its present condition, (3) the Company has initiated an active program to sell the asset, (4) it is probable the sale of the asset will be completed within one year, (5) the asset is actively marketed for a sales price that is reasonable in relation to its current fair value, and (6) it is unlikely the plan to sell the asset will change.
On December 20, 2024 (Successor), Woodhaven Furniture Industries, LLC, an indirect wholly owned subsidiary of the Company, entered into an Asset Purchase Agreement (the “Sale Agreement”) with Woodhaven Enterprises, LLC (“Purchaser”). Under the Sale Agreement, Purchaser agreed to purchase accounts receivable, inventory, and certain property, plant and equipment from the Company for $16.6 million effective January 1, 2025.
Management determined the assets related to this sale met the criteria for classification as held for sale at October 3, 2024 and December 31, 2024. The accompanying consolidated balance sheet as of December 31, 2024 includes amounts related to this transaction under the caption Assets Held for Sale, the details of which are as follows as of December 31, 2024:
Assets held for sale	(In Thousands)
Accounts Receivable, net	$965
Inventories	9,292
Property, Plant and Equipment	6,388
Total	$16,645

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:   GOODWILL AND INTANGIBLES (PREDECESSOR)
Goodwill
Goodwill represented the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets acquired in connection with business acquisitions. All acquisition-related goodwill balances were allocated amongst The Aaron’s Company’s reporting units based on the nature of the acquired operations that originally created the goodwill and were comprised of the following:
(i)
Aaron’s Business (a component of the Aaron’s Business)

•
Aaron’s branded Company-operated and franchise operated stores,

•
Aarons.com e-commerce platform (“aarons.com”) and,

•
Woodhaven

(ii)
BrandsMart Leasing (a component of the Aaron’s Business)

(iii)
BrandsMart (the sole component of BrandsMart)

Management considered the aggregation of the BrandsMart Leasing reporting unit and Aaron’s Business reporting unit as a single reporting unit and determined that these components were economically dissimilar and reviewed separately by the managers of the Aaron’s Business, and therefore should not be aggregated.
The Aaron’s Company’s goodwill was not amortized but was subject to an impairment test at the reporting unit level annually as of October 1 and more frequently if events or circumstances indicated that an impairment may have occurred. An interim goodwill impairment test was required if management believed it was more likely than not that the carrying amount of its reporting unit exceeded the reporting unit’s fair value.
Management performed its annual goodwill impairment test on the goodwill balance allocated to BrandsMart Leasing and BrandsMart reporting units as of its annual testing dates, October 1, 2023 and 2024 (Predecessor), respectively, and determined that no impairment had occurred and that the fair value of the reporting units were in excess of their carrying amounts.
Management engaged the assistance of a third-party valuation firm to perform the goodwill impairment tests mentioned above. This entailed assessments of the Aaron’s Business, BrandsMart, and BrandsMart Leasing reporting units’ fair values relative to their respective carrying values that were derived using a combination of both income and market approaches and by performing a market capitalization reconciliation, which included assessments of the control premiums implied from The Aaron’s Company’s estimated fair values of its reporting units. The fair value measurements involved significant unobservable inputs (Level 3 inputs, as discussed more fully below). The income approaches utilized the discounted future expected cash flows, which required assumptions about short-term and long-term revenue growth or decline rates, operating margins, capital requirements, and a weighted-average cost of capital.
The market approaches, which included the guideline public company methods, utilized pricing multiples derived from an analyses of comparable publicly traded companies. We believe the comparable companies we evaluated as marketplace participants served as an appropriate reference when calculating fair value because those companies had similar risks, participated in similar markets, provided similar products and services for their customers, and competed with us directly.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table provides information related to the carrying amount of The Aaron’s Company’s goodwill:
(In Thousands)	BrandsMart	BrandsMart Leasing	Total
Balance at January 1, 2023	$28,193	$26,517	$54,710
Acquisitions	—	—	—
Currency Translation Adjustments	—	—	—
Acquisition Accounting Adjustments	1,040	—	1,040
Balance at December 31, 2023	$29,233	$26,517	$55,750
Acquisitions	—	—	—
Currency Translation Adjustments	—	—	—
Acquisition Accounting Adjustments	—	—	—
Balance at October 3, 2024	$29,233	$26,517	$55,750
Definite-Lived Intangible Assets (Predecessor)
The following table summarizes information related to The Aaron’s Company’s definite-lived intangible assets at December 31, 2023 (Predecessor):
	December 31, 2023 (Predecessor)
(In Thousands)	Gross	Accumulated Amortization	Net
Customer Relationships	$209	$(164)	$45
Reacquired Franchise Rights	4,122	(2,976)	1,146
Non-Compete Agreements	256	(152)	104
Expanded Customer Base	862	(818)	44
Trade Names	108,000	(9,450)	98,550
Customer List	14,700	(6,431)	8,269
Total	$128,149	$(19,991)	$108,158
The Aaron’s Company’s definite-lived intangible assets were acquired in connection with store-based business acquisitions, asset acquisitions of customer contracts, franchisee acquisitions, and the BrandsMart acquisition. The customer relationship intangible asset was amortized on a straight-line basis over a three-year estimated useful life. Reacquired franchise rights were amortized on a straight-line basis over the remaining life of the franchisee’s ten-year license term. The non-compete intangible asset was amortized on a straight-line basis over the life of the agreement (generally one to five years). The expanded customer base intangible asset represented the estimated fair value paid in an asset acquisition for the ability to advertise and execute lease agreements with a larger pool of customers in the respective markets, and was generally amortized on a straight-line basis over two to six years. The trade names acquired in the BrandsMart acquisition were amortized over a 20-year estimated useful life, and the customer list acquired in the BrandsMart acquisition was amortized over a four-year estimated useful life.
Total amortization expense of the definite-lived intangible assets included in other operating expenses, net in the accompanying consolidated statements of earnings (loss) was $7.4 million and $10.3 million during the period January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:   FAIR VALUE MEASUREMENT
Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table summarizes financial liabilities measured at fair value on a recurring basis:
	Successor			Predecessor
	December 31, 2024			December 31, 2023
(In Thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Deferred Compensation Liability	$—	$—	$—	$—	$(10,574)	$—
Interest Rate Swap Asset	$—	$—	$—	$—	$(468)	$—
Assets Held for Sale	$—	$16,645	$—	$—	$—	$—
The Company maintained The Aaron’s Company. Deferred Compensation Plan, which was an unfunded, nonqualified deferred compensation plan for a select group of management, highly compensated employees and non-employee directors. The liability represented benefits accrued for plan participants and was valued at the quoted market prices of the participants’ investment elections, which consisted of equity and debt “mirror” funds. As such, classified the deferred compensation liability as a Level 2 liability, which was recorded in accounts payable and accrued expenses in the consolidated balance sheet as of December 31, 2023 (Predecessor). The deferred compensation plan was paid as part of the Acquisition and was not outstanding as of December 31, 2024 (Successor).
In March 2023, The Aaron’s Company entered into an interest rate swap agreement for an aggregate notional amount of $100.0 million which is further described in Note 1 to these consolidated financial statements. The fair value of the interest rate swap agreement was derived by using widely accepted valuation techniques and reflected the contractual terms of the interest rate swap including the period to maturity and used observable market-based inputs, including interest rate curves. The fair value associated with the interest rate swap was recorded within prepaid expenses and other assets (when the resulting fair value was an asset) or accounts payable and accrued expenses (when the resulting fair value was a liability) within the consolidated balance sheets. The swap was settled as a result of the Acquisition and was no longer party to the arrangement as of December 31, 2024 (Successor).
The Company identified assets which met the held for sale criteria related to the sale of Woodhaven. The fair value of the assets were determined based on the purchase price paid by the Purchaser.
NOTE 5:   PROPERTY, PLANT, AND EQUIPMENT
The following is a summary of the Company’s property, plant, and equipment:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Land	$8,560	$10,043
Buildings and Improvements	7,664	44,013
Leasehold Improvements and Signs	41,576	155,912
Vehicles	35,528	103,067
Fixtures and Equipment	26,088	102,848
Software – Internal Use	29,914	164,262
Construction in Progress	8,953	8,212
	158,283	588,357
Less: Accumulated Depreciation and Amortization(1)	(13,112)	(318,524)
	$145,171	$269,833

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)
Includes accumulated amortization of internal-use software development costs of $3.6 million and $113.6 million as of December 31, 2024 (Successor) and December 31, 2023 (Predecessor), respectively.

NOTE 6:   REVENUE RECOGNITION
The following table disaggregates revenue by source:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Lease Revenues and Fees	$319,296	$1,019,703	$1,399,514
Retail Sales	168,354	419,434	620,665
Non-Retail Sales	26,330	69,720	96,710
Franchise Royalties and Fees	5,646	17,191	22,312
Other	128	583	689
Total(1)	$519,754	$1,526,631	$2,139,890

(1)
Includes revenues from Canadian operations of $3.8 million, $12.3 million and $17.2 million for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor), which are primarily lease revenues and fees.

Lease Revenues and Fees
The Aaron’s Business, which includes BrandsMart Leasing, provides lease merchandise, consisting of furniture, appliances, electronics, computers, and other home goods to their customers for lease under certain terms agreed to by the customer. The Aaron’s Business offers leases with flexible ownership plans that can be generally renewed weekly, bi-weekly, semi-monthly, or monthly up to 12, 18 or 24 months and does not require deposits upon inception of customer agreements. The customer has the right to acquire ownership either through an early purchase option or through payment of all required lease payments through the end of the ownership plan. Aaron’s also offers customers the option to obtain a membership in the Aaron’s Club program. Benefits of the Aaron’s Club program include lease protection, health & wellness discounts, and dining, shopping, and consumer savings. These benefits are renewable period to period and are cancellable at any time by either party without penalty.
Lease revenues related to the leasing of merchandise and Aaron’s Club membership fees are recognized as revenue in the month they are earned. Payments received prior to the month earned are recorded as deferred lease revenue, and this amount is included in customer deposits and advance payments in the accompanying consolidated balance sheets. Substantially all of the prior year deferred lease revenue was recognized in the current year according to lease terms. Lease payments due but not received prior to month end are recorded as accounts receivable in the accompanying consolidated balance sheets. Lease revenues are recorded net of a provision for returns and uncollectible renewal payments.
The Company maintains ownership of the lease merchandise until all payment obligations are satisfied under lease agreements. Initial direct costs related to customer agreements are expensed as incurred and have been classified as other operating expenses, net in the accompanying consolidated statements of earnings (loss). The consolidated statements of earnings (loss) effects of expensing the initial direct costs as incurred are not materially different from amortizing initial direct costs over the lease ownership plan.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s customer lease agreements are accounted for as operating leases. In accounting for its customer lease agreements as operating leases, the Company has considered that (1) the leases do not transfer ownership of the underlying asset to the lessee by the end of the lease term; (2) the leases do not grant the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; (3) the lease term is not for the major part of the remaining economic life of the underlying asset; (4) the present value of the sum of the lease payments does not equal or exceed substantially all of the fair value of the underlying asset; and (5) the underlying asset is not of a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.
Substantially all lease revenues and fees were within the scope of ASC 842, Leases, for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor). Included in lease revenues and fees above, the Company had $5.8 million, $18.8 million and $24.8 million of other revenue for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor), respectively, within the scope of ASC 606, Revenue from Contracts with Customers, which is included in lease revenues and fees in the accompanying consolidated statements of earnings (loss).
Retail Sales
All retail sales revenue is within the scope of ASC 606, Revenue from Contracts with Customers, for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor).
Aaron’s Business
Revenues from the retail sale of lease merchandise to individual consumers are recognized at the point of sale and are recorded within retail sales in the accompanying consolidated statements of earnings (loss). Generally, the transfer of control occurs near or at the point of sale for retail sales. Aaron’s Business retail sales are not subject to a returns policy. All retail sales revenue is within the scope of ASC 606, Revenue from Contracts with Customers, for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor).
BrandsMart
Revenues from the retail sale of merchandise inventories are recorded within retail sales in the accompanying consolidated statements of earnings (loss) and are recognized at a point in time that the Company has satisfied its performance obligation and transferred control of the product to the respective customer. Revenues associated with retail sales transactions for which control has not transferred are deferred and are recorded within customer deposits and advance payments within the accompanying consolidated balance sheets. Substantially all of the prior year deferred retail sales were recognized in the current year.
Retail sales at the BrandsMart business, both in store and online, are subject to a 30-day return policy. Accordingly, an allowance, based on historical returns experience, for sales returns is recorded as a component of retail sales in the period in which the related sales are recorded as well as an asset for the returned merchandise. The return asset and allowance for sales returns was $2.8 million and $3.7 million as of December 31, 2024 (Successor) and $2.5 million and $3.4 million as of December 31, 2023 (Predecessor)`, respectively. The return asset and allowance for sales returns was recorded within prepaid and other assets and accounts payable and accrued expenses within the accompanying consolidated balance sheets, respectively.
Additional protection plans can be purchased by BrandsMart customers that provides extended warranty coverage on their product purchases, with payment being due for this protection at the point of sale. A third-party underwriter assumes the risk associated with the coverage and is primarily responsible for fulfillment. The Company is an agent to the contract and records the fixed commissions. These fixed

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
commissions on the extended warranty coverages are included within retail sales in the accompanying consolidated statements of earnings (loss) on a net basis and are recognized at the point of sale.
Non-Retail Sales
Revenues for the non-retail sale of merchandise to Aaron’s franchisees are recognized when control transfers to the franchisee, which is upon delivery of the merchandise and are recorded within non-retail sales in the accompanying statements of earnings (loss). All non-retail sales revenue is within the scope of ASC 606, Revenue from Contracts with Customers, during the Successor and Predecessor periods.
Franchise Royalties and Fees
We have existing agreements with our current Aaron’s franchisees to govern the operations of franchised stores. Our standard agreement is for a term of ten years, with one ten-year renewal option. Franchisees are obligated to remit to us royalty payments of 6% of the weekly cash revenue payments received, which is recognized as the fees become due.
The Aaron’s Company guaranteed certain debt obligations of some of the franchisees and received guarantee fees based on the outstanding debt obligations of such franchisees (Predecessor). Refer to Note 10 to these consolidated financial statements for additional discussion of the franchise-related guarantee obligation. The Aaron’s Company also charges fees for advertising efforts that benefit the franchisees, which are recognized at the time the advertising takes place.
Substantially all franchise royalties and fee revenue is within the scope of ASC 606, Revenue from Contracts with Customers. Of the franchise royalties and fees, $4.3 million, $13.4 million and $17.8 million for the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor) respectively, is related to franchise royalty income that is recognized as the fees become due. The remaining revenue is primarily related to advertising fees charged to franchisees. Franchise royalties and fees are recorded within franchise royalties and other revenues in the accompanying consolidated statements of earnings (loss).
NOTE 7:   LEASES
Lessor Information
Refer to Note 6 to these consolidated financial statements for further information about the Company’s revenue generating activities as a lessor. All of the Company’s customer lease agreements are considered operating leases, and the Company currently does not have any sales-type or direct financing leases.
Lessee Information
The Company leases retail store and warehouse space for most of its store-based operations, as well as corporate office space for store and e-commerce supporting functions (collectively “real estate leases”), transportation vehicles, and office equipment under operating leases expiring at various times through 2039. The Company does not record lease liability or right-of-use assets for any leases that have a lease term of under 12 months or less at commencement. For all leases in which it is a lessee, the Company has elected to include both lease and non-lease components as a single component and account for it as a lease. Operating lease costs are recorded on a straight-line basis and are primarily classified within other operating expenses, net in the consolidated statements of earnings (loss).
Real Estate Leases
Most of the Company’s real estate leases contain renewal options for additional periods ranging from one to 20 years. At lease inception or upon modification, the Company does not consider renewal options to be reasonably certain for exercise except for leases associated with restructuring programs described in

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 to these consolidated financial statements. Additionally, renewal option rental rates are in line with market rates and do not include significant penalties or business disruptions if the Company elects not to exercise. Leases related to restructuring programs variable occupancy costs that continue to be incurred after the impairment of operating lease right-of-use assets are recognized within restructuring expenses, net in the consolidated statements of earnings (loss).
Residual Value Guarantees
Real estate and office equipment leases do not contain any material residual value guarantees; however, vehicle leases include a residual value that is guaranteed to the lessor, which ensures that the vehicles will be returned to the lessor in reasonable working condition.
Other Lease Information
There were no finance leases in the Successor or Predecessor periods. Total operating lease costs are comprised of the following:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Operating Lease cost:
Non-Cash Lease Expense classified within Other Operating Expenses, Net(1)	$31,016	$90,810	$118,759
Non-Cash Lease Expense classified within Restructuring Expenses, Net(2)	463	147	851
Sublease Receipts(3)	(315)	(1,007)	(1,663)
Total Operating Lease cost	$31,164	$89,950	$117,947

(1)
Includes short-term and variable lease costs, which are not significant. Short-term lease expense include lease terms of greater than one month, but not greater than 12 months.

(2)
Excludes right-of-use asset impairment charges of $0.2 million, $2.1 million and $3.1 million recognized during the period from October 4, 2024 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor), and the year ended December 31, 2023 (Predecessor), respectively, which were recognized within restructuring expenses, net in the consolidated statements of earnings (loss) and within impairment of assets in the consolidated statements of cash flows.

(3)
The anticipated future sublease receipts from executed sublease agreements are $1.2 million in 2025, $0.6 million in 2026, $0.4 million in 2027, $0.2 million in 2028, $0.1 million in 2029, and $0.1 million thereafter.

Additional information regarding leasing activities is as follows:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Cash paid for amounts included in measurement of Operating Lease Liabilities	$28,781	$97,556	$130,221
Right-of-Use Assets obtained in exchange for new Operating Lease Liabilities	$13,973	$62,759	$114,564

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. Below is a summary of the weighted-average discount rate and weighted-average remaining lease term for operating leases:
	Successor		Predecessor
	December 31, 2024		December 31, 2023
	Weighted Average Discount Rate(1)	Weighted Average Remaining Lease Term (in years)	Weighted Average Discount Rate	Weighted Average Remaining Lease Term (in years)
Operating Leases	9.1%	5.6	4.7%	6.0
The table below is a summary of undiscounted operating lease liabilities that have terms in excess of one year and reconciles to the present value of the operating lease liabilities included in the consolidated balance sheets as of December 31, 2024 (Successor).
(In Thousands)	Total
2025	$122,548
2026	106,752
2027	91,442
2028	70,045
2029	48,093
Thereafter	105,966
Total Future Undiscounted Cash Flows	544,846
Less: Interest	118,859
Present Value of Lease Liabilities	$425,987
The Aaron’s Company entered into three sale and leaseback transactions during the period January 1, 2024 to October 3, 2024 (Predecessor). The 2024 transactions related to six company-owned Aaron’s store properties. Net proceeds from the 2024 sales were $9.0 million and recognized gains were $5.2 million in 2024.
The Aaron’s Company entered into one sale and leaseback transaction during the year ended December 31, 2023 (Predecessor). The 2023 transaction related to five company-owned properties. Net proceeds from the sale was $9.1 million and recognized gains were $5.4 million in 2023.
Proceeds are presented within proceeds from dispositions of property, plant, and equipment in the consolidated statement of cash flows. Gains are classified within other operating expenses, net in the consolidated statements of earnings (loss).
NOTE 8:   INDEBTEDNESS
The following is a summary of the Company’s debt, net of applicable unamortized debt issuance costs:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Loan Facility	$399,065	$—
Term Loan	84,313	—
Inventory ABL	67,677	—
Overadvance Facility	38,500	—
Revolving Facility	—	25,000

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Legacy Term Loan, Due in Installments through April 2027	—	168,963
Total Debt(1)	$589,555	$193,963
Less: Current Maturities	$—	6,388
Long-Term Debt	$589,555	$187,575

(1)
Includes unamortized debt issuance costs of $22.9 million and $0.6 million at December 31, 2024 (Successor) and December 31, 2023 (Predecessor), respectively. The Company has included $1.7 million related to the warrant issued with the debt as a debt discount as of December 31, 2024 (Successor). The Aaron’s Company included $2.2 million of debt issuance costs as of December 31, 2023 (Predecessor), related to the revolving credit facility within prepaid expenses and other assets in the consolidated balance sheets.

Successor
Master Loan and Security Agreement (Loan Facility)
During October 2024, the Company entered into a $425.0 million master loan and security agreement (the “Loan Facility”) in relation to and upon closing of the Acquisition. The Loan Facility operates as a revolving credit facility that allows the Company to purchase assets and is secured by the Company’s lease agreements and related leased merchandise. The Loan Facility has a maturity date of September 30, 2028. In the event the Company is unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for the outstanding balance of the debt obligations under the Loan Facility, which would be immediately due in full upon an event of default.
Borrowings under the Loan Facility bear interest at a rate per annum as follows: (1) for Class A Advances, the greater of 6.5% and the Term SOFR plus the Class A applicable margin (4.5%); for Class A ABR Advances, the greater of 6.5% and the ABR plus the Class A applicable margin (4.5%); (2) for Class B-1 Advances, the greater of 11.0% and the Term SOFR plus the Class B-1 applicable margin (9.0%); for Class B-1 ABR Advances, the greater of 11.0% and the ABR plus the Class B-1 applicable margin (9.0%); (3) for Class B-2 Advances, the greater of 14.5% and the Term SOFR plus the Class B-2 applicable margin (12.5%); for Class B-2 ABR Advances, the greater of 14.5% and the ABR plus the Class B-2 applicable margin (12.5%); and (4) for Class C Advances, the greater of 16.75% and the Term SOFR plus the Class C applicable margin (14.75%); for Class C ABR Advances, the greater of 16.75% and the ABR plus the Class C applicable margin (14.75%). The effective interest rate of the Loan Facility was 13.08% for the period October 4, 2024 to December 31, 2024 (Successor).
As of December 31, 2024 (Successor), $399.1 million was outstanding under the Master Loan Facility.
Term Loan Agreement (Term Loan)
During October 2024, the Company entered into a $125.0 million term loan agreement (the “Term Loan”) in relation to and upon closing of the Acquisition. The Term Loan operates as a credit facility that allows the Company to purchase assets and is secured by the Company’s property and interests that are not pledged on a first lien basis. The term loan has a maturity date of October 2, 2029.
In connection with the Term Loan Agreement, IQV Holdco issued Warrants to certain lenders under the Term Loan (“Warrant Holders”). The Warrants have a 10-year exercise period and are exercisable into Class W Units of Holdco, LLC (the “Class W Units”) at the option of the Warrant Holder. The Warrants had a fair value $1.7 million when issued. While the Company is not party to the Warrants arrangements, the Warrants were issued as an inducement to the Warrant Holders. Management determined this inducement

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
represented a financing cost of obtaining the Term Loan. The Company recorded the fair value of the Warrants as a reduction of the Term Loan carrying value with an offset to additional paid in capital.
In the event the Company is unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for the outstanding balance of the debt obligations under the Term Loan, which would be immediately due in full upon an event of default. Borrowings under the Term Loan bear interest at a fixed rate per annum of 16.50%. The effective interest rate of the Term Loan was 16.08% for the period October 4, 2024 to December 31, 2024 (Successor).
As of December 31, 2024 (Successor), $84.3 million was outstanding under the Term Loan.
Credit Agreement (Inventory ABL)
During October 2024, the Company entered into a $120.0 million credit agreement (the “Inventory ABL”) in relation to and upon closing of the Acquisition. The Inventory ABL operates as a credit facility that allows the Company to purchase assets and is secured by the Company’s merchandise inventory related to its BrandsMart facilities and inventory related to its Aaron’s Company facilities. The Inventory ABL has a maturity date of October 1, 2027.
In the event the Company is unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for the outstanding balance of the debt obligations under the Inventory ABL, which would be immediately due in full upon an event of default. Borrowings under the Inventory ABL bear interest at a rate per annum of SOFR plus 5.00%. The effective interest rate of the Inventory ABL was 11.19% for the period October 4, 2024 to December 31, 2024 (Successor).
As of December 31, 2024 (Successor), $67.7 million was outstanding under the Inventory ABL.
Master Loan and Security Agreement (Overadvance Facility)
During October 2024, the Company entered into a $40.0 million master loan and security agreement (the “Overadvance Facility”) in relation to and upon closing of the Acquisition. The Overadvance Facility operates as a credit facility that allows the Company to purchase assets and is secured by a second lien on the Company’s leases and lease merchandise that secure the Loan Facility. The Overadvance Facility has a maturity date of September 30, 2028.
In the event the Company is unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for the outstanding balance of the debt obligations under the Overadvance Facility, which would be immediately due in full upon an event of default.
Borrowings under the Overadvance Facility bear interest at a rate per annum as follows: (1) for Class A Advances, the greater of 16.8% and the Term SOFR plus the Class A applicable margin (14.8%); for Class A ABR Advances, the greater of 16.8% and the ABR plus the Class A applicable margin (14.8%); (2) for Class B Advances, the greater of 16.8% and the Term SOFR plus the Class B applicable margin (14.8%); for Class B ABR Advances, the greater of 16.8% and the ABR plus the Class B applicable margin (14.8%). The effective interest rate of the Inventory ABL was 18.85% for the period October 4, 2024 to December 31, 2024 (Successor).
As of December 31, 2024 (Successor), $38.5 million was outstanding under the Overadvance Facility.
Financial covenants
The Loan Facility, Overadvance Facility, and Term Loan contain customary financial covenants including (a) minimum Interest Coverage Ratio of 1.15 to 1.00, (b) maximum Leverage Ratio for each respective fiscal quarter as outlined in the agreement, (c) minimum liquidity of at least $30.0 million, and (d) minimum Tangible Asset Coverage Ratio of 1.15 to 1.00. In addition, the Term Loan contains an additional

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
financial covenant for a minimum Portfolio Value of at least $310 million in merchandise book value on a rolling four month average at the end of each calendar month.
The Inventory ABL has a financial covenant which includes (a) minimum Availability which must not be less than the greater of $10.0 million or 10.0% of the borrowing base as defined in the agreement.
If the Company fails to comply with these covenants, the Company will be in default under these agreements, and all borrowings outstanding could become due immediately. Under the Loan Facility, the Company may pay cash dividends in any year so long as, after giving pro forma effect to the dividend payment, the Company maintains compliance with its financial covenants and no event of default has occurred or would result from the payment. The Company is not aware of any violations of these covenants as of December 31, 2024 (Successor).
The table below shows all scheduled maturities for borrowings outstanding under the Loan Facility, Overadvance Loan, Term Loan and Inventory ABL as of December 31, 2024 (Successor):
(In Thousands)	Total
2027	$69,098
2028	455,093
2029	90,000
Total	$614,191
Predecessor
Revolving Credit Facility and Legacy Term Loan
To finance the BrandsMart acquisition, on April 1, 2022 The Aaron’s Company entered into an unsecured credit facility (the “Credit Facility”) which replaced its previous $250 million unsecured credit facility. The Credit Facility provided for a $175 million term loan (the “Legacy Term Loan”) and a $375 million revolving credit facility (the “Revolving Facility”), which included (i) a $35 million sublimit for the issuance of letters of credit on customary terms, and (ii) a $35 million sublimit for swing line loans on customary terms. The Aaron’s Company paid a commitment fee on unused balances related to the revolving facility, which ranged from 0.20% to 0.30% as determined by The Aaron’s Company ratio of total net debt to EBITDA (as defined by the agreement). All borrowings for swing line loans under the Revolving Facility were short-term in nature. The weighted average interest rates on the outstanding short-term borrowings as of December 31, 2023 was, 7.08%.
On April 1, 2022, The Aaron’s Company borrowed $175 million under the Legacy Term Loan and $117 million under the Revolving Facility to finance the purchase price for the BrandsMart acquisition and other customary acquisition and financing-related closing costs and adjustments. As of December 31, 2023 (Predecessor), $169.5 million and $25 million remained outstanding under the Legacy Term Loan and Revolving Facility, respectively. The Legacy Term Loan and Revolving Facility were repaid on October 3, 2024.
Borrowings under the Revolving Facility and the Legacy Term Loan bore interest at a rate per annum equal to, at the option of The Aaron’s Company, (i) the forward-looking term rate based on SOFR plus an applicable margin ranging between 1.50% and 2.25%, based on The Aaron’s Company’s Total Net Debt to EBITDA Ratio, or (ii) the base rate (as defined in the Credit Facility) plus an applicable margin, which is 1.00% lower than the applicable margin for SOFR loans.
The loans and commitments under the Revolving Facility matured or terminated on April 1, 2027. The Legacy Term Loan amortized in quarterly installments, commencing on December 31, 2022, in an aggregate annual amount equal to (i) 2.50% of the original principal amount of the Term Loan during the first and second years after the closing date, (ii) 5.00% of the original principal amount of the Term Loan during the

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
third, fourth and fifth years after the closing date, with the remaining principal balance of the Term Loan to be due and payable in full on April 1, 2027.
On February 23, 2024, The Aaron’s Company amended its revolving credit and term loan agreement (the “Credit Facility”) to, among other things: (i) decrease the Revolving Facility commitment from $375 million to $275 million, (ii) include a Security Agreement consisting of a first priority lien (subject to Permitted Liens) on certain agreed upon assets of the Borrower and Guarantors, including a pledge of the capital stock of all existing and future Material Subsidiaries of Holdings and excluding Real Property, and (iii) amend the existing Fixed Charge Coverage Ratio to lower the required minimum threshold.
Franchise Loan Facility Amendment
On April 1, 2022, The Aaron’s Company also entered into a new $12.5 million unsecured franchise loan facility (the “Franchise Loan Facility”), which replaced its previous $15.0 million amended and restated unsecured franchise loan facility dated as of November 10, 2021. The Franchise Loan Facility operated as a guarantee by The Aaron’s Company of certain debt obligations of certain Aaron’s franchisees (the “Borrower”) under a franchise loan program.
In the event these franchisees were unable to meet their debt service payments or otherwise experienced an event of default, The Aaron’s Company would have been unconditionally liable for the outstanding balance of the franchisees’ debt obligations under the Franchise Loan Facility, which would have been due in full within 90 days of such event of default. Borrowings under the Franchise Loan Facility bore interest at a rate per annum equal to SOFR plus an applicable margin ranging between 1.50% and 2.25%, based on The Aaron’s Company Total Net Debt to EBITDA Ratio (as defined in the Franchise Loan Facility). The Franchise Loan Facility was available for a period of 364 days commencing on April 1, 2022, and permitted the Borrower to request extensions for additional 364-day periods. As of December 31, 2023 (Predecessor), the Franchise Loan Facility had a total commitment amount of $10.0 million and a maturity date of March 30, 2024, due to amendments executed in 2023. On February 23, 2024, The Aaron’s Company amended its Franchise Loan Facility to conform to the changes resulting from the amendment to its Credit Facility (described above), and to extend the maturity date to March 29, 2025. Franchise Loan Facility was repaid on October 3, 2024 (Predecessor).
Financial Covenants
The Credit Facility and the Franchise Loan Facility contained customary financial covenants including (a) a maximum Total Net Debt to EBITDA Ratio of 2.75 to 1.00 and (b) a minimum Fixed Charge Coverage Ratio of 1.75 to 1.00.
If The Aaron’s Company failed to comply with these covenants, it would have been in default under these agreements, and all borrowings outstanding could have become due immediately. Under the Credit Facility and Franchise Loan Facility, The Aaron’s Company could have paid cash dividends in any year so long as, after giving pro forma effect to the dividend payment, it maintained compliance with its financial covenants and no event of default occurred or would have resulted from the payment. The Company was in compliance with all of these covenants at December 31, 2023 (Predecessor).
NOTE 9:   INCOME TAXES
On October 3, 2024, the Parent acquired the Company in a stock acquisition for federal and state income tax purposes. In connection with business combination accounting, the Company recorded a deferred tax asset of $58.3 million related to fair value measurement which was primarily related to an increase in book basis for lease merchandise and a decrease in book basis for goodwill and intangibles. The deferred tax impact of these adjustments was an increase in the deferred tax liability for lease merchandise and an increase in the deferred tax asset for goodwill and intangibles. The $58.3 million deferred tax asset was offset by an increase to the valuation allowance of $72.3 million. The increase in net deferred tax liabilities of

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
$14.0 million was offset by a reduction of the bargain purchase gain. It should be noted the tax basis of assets and liabilities did not change but remained as the predecessor’s carryover basis due to the stock acquisition.
The following is a summary of the Company’s income tax (benefit) expense:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Current Income Tax (Benefit) Expense:
Federal	$(1,728)	$4,054	$3,697
State	441	582	3,786
Foreign	(225)	214	(162)
	(1,512)	4,850	7,321
Deferred Income Tax Benefit:
Federal	(6,340)	(12,115)	(3,411)
State	879	(1,638)	(8,067)
Foreign	836	—	276
	(4,625)	(13,753)	(11,202)
Income Tax (Benefit) Expense	$(6,137)	$(8,903)	$(3,881)
Significant components of the Company’s deferred income tax liabilities and assets are as follows:
	Successor	Predecessor
(In Thousands)	December 31, 2024	December 31, 2023
Deferred Tax Liabilities:
Lease Merchandise and Property, Plant and Equipment	$107,943	$151,687
Operating Lease Right-of-Use Assets	99,754	116,372
Prepaid Expenses	3,251	4,578
Other, Net	4,796	5,476
Total Deferred Tax Liabilities	215,744	278,113
Deferred Tax Assets:
Goodwill and Other Intangibles	75,562	49,104
Accrued Liabilities	16,452	16,893
Advance Payments	11,360	11,812
Operating Lease Liabilities	105,555	126,437
Net Operating Losses	8,469	8,207
Interest Expense Limitation	6,575	—
Stock-Based Compensation	420	3,364
263A Inventory Capitalization	2,309	2,028
Other Comprehensive Income	471	449
Other, Net	1,496	1,151
Total Deferred Tax Assets	228,669	219,445
Less Valuation Allowance	67,637	412
Net Deferred Tax Liabilities	$54,712	$59,080

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Activity in the Company’s deferred tax asset valuation allowance is as follows:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Beginning Balance	$412	$412	$—
Valuation allowance provided for taxes related to:
Purchase accounting – federal and state	72,341	—	—
Federal	(4,746)	—	412
State	(370)	—	—
Ending Balance	$67,637	$412	$412
The Company’s effective tax rate differs from the statutory United States federal income tax rate as follows:
	Successor	Predecessor
	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Statutory Rate	21.0%	21.0%	21.0%
Increases (Decreases) in United States Federal Taxes
Resulting From:
State Income Taxes, net of Federal Income Tax Benefit	(17.7)	2.4	(38.9)
Nondeductible Transaction Costs	(11.5)	—	—
Nondeductible Officers Compensation	5.9	(1.6)	(36.6)
Permanent Differences	3.9	(1.4)	(60.6)
Remeasurement of net Deferred Tax Liabilities	4.7	—	504.6
Federal Tax Credits	5.1	4.1	125.2
Stock-Based Compensation – Tax Deficiency	(11.4)	(2.8)	(89.2)
Valuation Allowance	40.8	—	(39.0)
Other, net	8.1	(2.6)	(19.7)
Effective Tax Rate	48.9%	19.1%	366.8%
The net income tax benefit recognized in 2023 (Predecessor) includes a $5.3 million deferred income tax benefit generated by the remeasurement of state deferred tax assets and liabilities in connection with an election to file a consolidated state income tax return and a change in the expected state apportionment percentages related to an election to treat Aaron’s, LLC, a subsidiary of the Company, as a corporation for income tax purposes effective January 1, 2023.
The net income tax benefit recognized during the period from October 4 to December 31, 2024 (Successor) includes a $5.1 million deferred income tax benefit related to a reduction in the valuation allowance.
At December 31, 2024 (Successor), the Company had $0.5 million of federal tax credit carryforwards which will begin to expire in 2031. In addition, at December 31, 2024 (Successor), the Company had $8.5 million of tax-effected state net operating loss carryforwards which will begin to expire in 2027 and state tax credit carryforwards of $0.9 million which will begin to expire in 2031.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A valuation allowance has been provided where it is more likely than not that certain deferred tax assets will not be realized. As part of purchase accounting, the Company recorded a valuation allowance of $72.3 million primarily related to goodwill and intangibles, fixed assets, and state net operating loss carryforwards. During the period from October 4 to December 31, 2024 (Successor), the Company reduced the valuation allowance by $5.1 million related to a reduction in deferred tax assets, primarily related to fixed assets. As of December 31, 2024 (Successor), the valuation allowance totaled $67.6 million.
The Company files a federal income tax return in the United States and files in various state and foreign jurisdictions. The Aaron’s Company filed its initial U.S. federal income tax return for the year ended December 31, 2020 (Predecessor); currently, there are no open IRS examinations. With few exceptions, The Aaron’s Company is no longer subject to foreign and state and local tax examinations by tax authorities for years before 2021.
The following table summarizes the activity related to the Company’s uncertain tax positions:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Beginning Balance	$566	$566	$439
Additions Based on Tax Positions Related to the Current Year	—	—	—
Additions for Tax Positions of Prior Years	274	—	281
Prior Year Reductions	—	—	—
Statute Expirations	(95)	—	(154)
Settlements	—	—	—
Amounts Transferred to Former Parent	—	—	—
Ending Balance	$745	$566	$566
As of December 31, 2024 (Successor) and December 31, 2023 (Predecessor) the amount of uncertain tax benefits that, if recognized, would affect the effective tax rate is $0.9 million and $0.7 million respectively, including interest and penalties.
During the period from October 4 to December 31, 2024 (Successor), the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), the Company did not recognize any interest and penalties. The amount of accrued interest and penalties at December 31, 2024 (Successor) and December 31, 2023 (Predecessor) is not significant. The Company recognizes potential interest and penalties related to uncertain tax benefits as a component of income tax (benefit) expense.
NOTE 10:   COMMITMENTS AND CONTINGENCIES
Guarantees
Predecessor
The Aaron’s Company guaranteed certain debt obligations of some of its Aaron’s franchisees under a franchise loan program (the “Franchise Loan Facility”) as described in further detail in Note 8 to these consolidated financial statements. The Aaron’s Company had recourse rights to franchisee assets securing the debt obligations, which consisted primarily of lease merchandise and fixed assets. Since the inception of the franchise loan program in 1994, The Aaron’s Company losses associated with the program were insignificant.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Aaron’s Company entered into a new Franchise Loan Facility agreement on April 1, 2022, which was amended several times since that date. As of December 31, 2023 (Predecessor), the Franchise Loan Facility had a total commitment amount of $10.0 million and a commitment termination date of March 30, 2024. On February 23, 2024, The Aaron’s Company amended the Franchise Loan Facility to conform to the changes resulting from the amendment to its Credit Facility (described above), and to extend the maturity date to March 29, 2025. The Aaron’s Company settled the Credit Facility in relation to the Acquisition and no longer guarantees franchisee debt obligations.
The Aaron’s Company recorded a liability related to estimated future losses from repaying the franchisees’ outstanding debt obligations upon any possible future events of default. This liability was included in accounts payable and accrued expenses in the consolidated balance sheets and was $1.0 million at December 31, 2023 (Predecessor). The balance at December 31, 2023 (Predecessor) included qualitative consideration of potential losses, associated with uncertainties impacting the operations and liquidity of our franchisees. Uncertainties include inflationary pressures in the current macroeconomic environment.
Legal Proceedings
From time to time, the Company is party to various legal and regulatory proceedings arising in the ordinary course of business, certain of which have been described below. The Company establishes an accrued liability for legal and regulatory proceedings when it determines that a loss is both probable and the amount of the loss can be reasonably estimated. The Company continually monitors its litigation and regulatory exposure and reviews the adequacy of its legal and regulatory reserves on a quarterly basis. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters due to the inherent uncertainty in litigation, regulatory and similar adversarial proceedings, and substantial losses from these proceedings or the costs of defending them could have a material adverse impact upon the Company’s business, financial position, and results of operations.
At December 31, 2024 (Successor) and 2023 (Predecessor), the Company accrued $1.5 million and $0.7 million respectively, for pending legal and regulatory matters for which it believes losses are probable and is management’s best estimate of its exposure to loss. The Company records these liabilities in accounts payable and accrued expenses in the consolidated balance sheets.
Those matters for which a loss is reasonably possible but not probable and those matters for which a reasonable estimate is not possible are not included within these estimated ranges and, therefore, the estimated ranges do not represent the Company’s maximum loss exposure.
In Jacob Atkinson v. Aaron’s, LLC dba Aaron’s Sales & Lease Ownership, LLC, No. 23-2-19649, filed on October 11, 2023, currently pending in Washington state court, plaintiff alleges that the Company violated Washington’s Equal Pay and Opportunity Act, RCW 49.58.110, because certain of the Company’s job postings did not include a wage scale or salary range. Because the statute is new, issues including standing, applicability as to who it covers, and the constitutionality of the statutory penalty have not been determined. Plaintiff seeks injunctive and declaratory relief and also seeks certification of a putative class. An estimate of the possible loss or range of loss cannot be made with reasonable accuracy.
In Berrin Koksal v. Douglas A. Lindsay et al., Civil Action No. 1:25-cv-00754-LMM (N.D. Ga.), plaintiff alleges violations of federal securities laws and a breach of fiduciary duties related to a proxy statement seeking shareholder approval of the Company’s 2024 going-private transaction with IQVentures Holdings, LLC. An estimate of the possible loss or range of loss cannot be made with reasonable accuracy.
The assessment as to whether a loss is probable or reasonably possible, and as to whether such loss or a range of such losses is estimable, often involves significant judgment about future events, and the outcome of litigation is inherently uncertain. Other than as described above, there is no material pending or threatened litigation against the Company that remains outstanding as of December 31, 2024 (Successor).

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Contingencies
At December 31, 2024 (Successor), the Company had non-cancelable commitments primarily related to certain advertising and marketing programs, software licenses, and hardware and software maintenance of $16.2 million. Payments under these commitments are scheduled to be $10.7 million in 2025, $4.2 million in 2026 and $1.2 million thereafter.
Management regularly assesses the Company’s insurance deductibles, monitors litigation and regulatory exposure with the Company’s attorneys, and evaluates its loss experience. The Company also enters into various contracts in the normal course of business that may subject it to risk of financial loss if counterparties fail to perform their contractual obligations.
NOTE 11:   RESTRUCTURING
As management continues to execute on its long-term strategic plan, additional benefits and charges are expected to result from our restructuring programs. The extent of any future charges related to our restructuring programs are not currently estimable and depend on various factors including the timing and scope of future cost optimization initiatives.
Operational Efficiency and Optimization Restructuring Program
During the third quarter of 2022, The Aaron’s Company initiated the Operational Efficiency and Optimization Restructuring Program intended to strengthen operational efficiencies and reduce The Aaron’s Company’s overall costs. Management believes that this restructuring program will help The Aaron’s Company sharpen its operational focus, optimize its cost profile, allocate capital resources towards long-term strategic objectives, and generate incremental value for shareholders through investments in technological capabilities, and fulfillment center logistics competencies. This program also includes the Hub and Showroom model to optimize labor in markets, store labor realignments, optimization of The Aaron’s Company’s supply chain, the centralization and optimization of store support center, operations, and multi-unit store oversight functions, as well as other real estate and third party spend costs reductions.
Total net restructuring expenses under the Operational Efficiency and Optimization Restructuring Program related to the initiatives described above were $0.1 million and $9.1 million for the period from October 4, 2024 to December 31, 2024 (Successor) and the period from January 1, 2024 to October 3, 2024 (Predecessor), respectively. Such expenses were recorded within the Unallocated Corporate category for reporting purposes and were comprised mainly of professional advisory fees, severance, operating lease right-of-use asset impairment charges, fixed asset impairment charges and continuing variable occupancy costs incurred related to closed stores. Management expects future restructuring expenses (reversals) due to potential early buyouts of leases with landlords, as well as continuing variable occupancy costs related to closed stores.
Since inception of the Operational Efficiency and Optimization Restructuring Program, The Aaron’s Company has incurred charges of $27.3 million under the plan. These cumulative charges are primarily comprised of operating lease right-of-use asset and fixed impairment charges, continuing variable occupancy costs incurred related to closed stores, professional advisory fees, and severance related to reductions in its store support center and Aaron’s Business store oversight functions.
Real Estate Repositioning and Optimization Restructuring Program
During the first quarter of 2020, The Aaron’s Company initiated a real estate repositioning and optimization restructuring program. This program includes a strategic plan to remodel, reposition, and consolidate our Company-operated Aaron’s store footprint over the next one to two years. We believe that such strategic actions will allow Aaron’s to continue to successfully serve our markets while continuing to utilize our growing aarons.com platform. Management expects that this strategy, along with our increased use of technology, will enable us to reduce store count while retaining a significant portion of our existing

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
customer relationships as well as attract new customers. Since initiation, the program has resulted in the closure, consolidation, or relocation of over 250 Company-operated stores through 2024. This program also resulted in the closure of one administrative store support building and a further rationalization of our store support center staff, which included a reduction in employee headcount in those areas to more closely align with current business conditions.
Total net restructuring expenses under the real estate repositioning and optimization restructuring program of $1.1 million and $3.3 million were recorded for the period from October 4, 2024 to December 31, 2024 (Successor) and the period from January 1, 2024 to October 3, 2024 (Predecessor), respectively. Restructuring expenses were recorded within the Unallocated Corporate category for reporting purposes and were comprised mainly of operating lease right-of-use asset and fixed asset impairment charges related to the vacancy or planned vacancy of stores identified for closure.
Since inception of the real estate repositioning and optimization program, The Aaron’s Company has incurred charges of $75.2 million under the plan. These cumulative charges are primarily comprised of operating lease right-of-use asset and fixed impairment charges, losses recognized related to contractual lease obligations, and severance related to reductions in store support center and field support staff headcount. We expect future restructuring expenses (reversals) due to potential future early buyouts of leases with landlords, as well as continuing variable occupancy costs related to closed stores.
The following table summarizes restructuring charges incurred under the Company’s restructuring programs:
	Successor	Predecessor
(In Thousands)	Period from October 4, 2024 to December 31, 2024	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Right-of-Use Asset Impairment	$171	$2,278	$3,121
Operating Lease Charges	815	4,316	7,129
Fixed Asset Impairment	58	2,026	967
Severance	113	2,950	2,096
Professional Advisory Fees	3	617	1,720
Other Expenses	32	375	665
Gain on Sale of Store Properties	—	(105)	(101)
Total Restructuring Expenses, Net	$1,192	$12,457	$15,597
The following table summarizes the corresponding accrual balances as of December 31, 2024 and December 31, 2023 for the restructuring programs:
	Successor
(In Thousands)	Severance	Operating Lease Charges(1)	Professional Advisory Fees
Balance at October 4, 2024	$40	$93	$19
Restructuring Charges	115	828	3
Payments	(75)	$(538)	$(20)
Balance at December 31, 2024	$80	$383	$2

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Predecessor
(In Thousands)	Severance	Operating Lease Charges(1)	Professional Advisory Fees
Balance at December 31, 2023	$171	$849	$4
Restructuring Charges	2,948	4,303	617
Payments	(3,079)	(5,059)	(602)
Balance at October 3, 2024	$40	$93	$19

(1)
Operating lease charges payable at December 31, 2024 relate to accrued maintenance charges at various properties vacated in conjunction with the restructuring programs discussed herein. These liabilities are included within Accounts Payable and Accrued Expenses in the consolidated balance sheets. All other operating lease charges incurred during the year ended December 31, 2024 were expensed as incurred and are not reflected in this table as they do not impact the restructuring accrual.

NOTE 12:   STOCK COMPENSATION (Predecessor)
Description of Plans
The Aaron’s Company granted stock options, RSUs, RSAs and PSUs to certain employees and directors under the 2020 Equity and Incentive Plan (“the 2020 Plan”). The 2020 Plan was approved by The Aaron’s Company Board of Directors on November 11, 2020 and subsequently amended and restated with shareholder approval on August 25, 2021 to increase the number of shares available under the 2020 Plan. Beginning in 2021, as part of the long-term incentive compensation program and pursuant to the 2020 Plan, The Aaron’s Company granted a mix of stock options, RSUs, RSAs and PSUs to eligible employees and directors. The 2020 Plan was terminated upon closing of the Acquisition.
Stock-based Compensation Expense
Management elected a policy to estimate forfeitures in determining the amount of stock compensation expense. Total long-term incentive stock-based compensation expense recognized was $8.1 million and $11.9 million for the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. These costs were included as components of personnel costs, separation costs, and retirement charges, as applicable, in the consolidated statements of earnings (loss).
The total income tax benefit recognized in the consolidated statements of earnings (loss) for stock-based compensation arrangements was $2.0 million and $2.9 million for the period from January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. For the period January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), compensation cost exceeded the tax deduction resulting in recognition of a tax deficiency of $2.4 million and $0.9 million, respectively. Tax deficiencies and benefits related to compensation cost are included within operating cash flows.
Stock Options
Under the 2020 Plan, options granted became exercisable after a period of one to three years and unexercised options lapsed 10 years after the date of the grant. The vesting schedules of converted awards were unchanged by the conversion. Unvested options were subject to forfeiture upon termination of service. Management recognized compensation expense for options that had a graded vesting schedule on a straight-line basis over the requisite service period. Upon stock option exercises, shares were to be issued with common stock or from its treasury shares, based on treasury share availability.
Management determined the fair value of stock options on the grant date using a Black-Scholes-Merton option pricing model that incorporated expected volatility, expected option life, risk-free interest

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
rates and expected dividend yields. The expected volatility was based upon a time-weighted average of The Aaron’s Company’s historical life-to-date volatility and the historical volatility of a group of similar peers over the most recent period generally commensurate with the expected estimated life of each respective grant, as well as implied volatilities from traded options on The Aaron’s Company’s stock. The expected life of the options was derived utilizing the simplified method, which finds the midpoint of the vesting date and the end of the contractual term. The risk-free interest rates were determined using the implied yield available for zero-coupon U.S. Treasury STRIPS that had a term equal to the expected life of the grant. The expected dividend yields were based on the approved annual dividend rate and market price of the underlying common stock at the time of grant.
The Aaron’s Company granted no stock options during the period January 1, 2024 to October 3, 2024 (Predecessor) and 273,000 stock options during the year ended December 31, 2023 (Predecessor), respectively. The weighted-average fair value of options granted and the weighted-average assumptions used in the Black-Scholes-Merton option pricing model for the 2023 grants were as follows:
Predecessor December 31, 2023
Dividend Yield	4.17%
Expected Volatility	53.86%
Risk-free Interest Rate	4.17%
Expected Term (in years)	6.0
Fair Value of Stock Options Granted	$4.58
The tables below summarizes the stock option activity for the period from January 1, 2024 to October 3, 2024 (Predecessor):
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value	Weighted Average Fair Value
	(In Thousands)			(in Thousands)
Outstanding at January 1, 2024	1,121	$14.66
Granted	—	—
Exercised	(3)	7.86		6
Forfeited/expired	(16)	21.56
Outstanding at October 3, 2024	1,102	14.65	5.86	$359	$5.76
The aggregate intrinsic value amounts in the table above represent the closing price of The Aaron’s Company’s common stock on October 3, 2024 in excess of the exercise price, multiplied by the number of in-the-money stock options as of that same date. Options outstanding that are expected to vest are net of estimated future option forfeitures.
The aggregate intrinsic value of options exercised by The Aaron’s Company employees, which represents the value of The Aaron’s Company common stock at the time of exercise in excess of the exercise price was insignificant for the period beginning January 1, 2024 through October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor).
The total grant-date fair value of options vested was $1.4 million for the period beginning January 1, 2024 through October 1, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor).
As part of the Acquisition, each outstanding stock option was accelerated and became fully vested (to the extent not yet vested) and cancelled and converted into the right to receive cash payment equal to the product of (i) the total number of The Aaron’s Company common stock subject to stock option multiplied

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
by (ii) the excess, if any, of the merger consideration over the applicable exercise price per share, provided that each stock option that had an exercise price per share that was equal to or greater than the merger consideration was cancelled for no consideration.
Restricted Stock
Restricted stock units or restricted stock awards (collectively, “restricted stock”) were granted to employees and directors under the 2020 Plan and typically vested over one to three-year periods. Restricted stock grants were settled in stock and were subject to one or more objective employment, performance or other forfeiture conditions as established at the time of grant. Management generally recognized compensation expense for restricted stock with a graded vesting schedule on a straight-line basis over the requisite service period as restricted stock was not subject to performance metrics. Upon vesting, shares were issued with common stock or from its treasury shares, based on treasury share availability. Any shares of restricted stock that were forfeited became available for issuance. Certain unvested time-based restricted stock awards entitled participants to vote and accrue dividends, if declared by the Board of Directors, during the vesting period. The accrued dividends for these awards were forfeitable upon termination prior to vesting.
The Aaron’s Company granted 553,000 and 683,000 shares of restricted stock at a weighted-average fair value of $7.34 and $11.99 during the period January 1, 2024 to October 3, 2024 (Predecessor) and year ended December 31, 2023 (Predecessor), respectively. The following table summarizes information about restricted stock activity for the period January 1, 2024 to October 3, 2024 (Predecessor):
	Restricted Stock	Weighted Average Fair Value
	(In Thousands)
Non-vested at January 1, 2024	1,104	$16.44
Granted	553	7.34
Vested	(466)	19.61
Forfeited/unearned	(65)	14.27
Non-vested at October 3, 2024	1,126	13.40
The total vest-date fair value of restricted stock described above that vested was $3.8 million during the year ended December 31, 2024. As part of the Acquisition, each outstanding restricted stock unit became fully vested (to the extent not yet vested), cancelled, and converted into the right to receive a cash payment equal to the merger consideration. Each restricted stock award was modified and converted to a restricted cash unit award. See Note 13: Compensation Arrangements.
Performance Share Units
For performance share units granted prior to December 31, 2021, the number of shares earned was determined at the end of a one-year performance period based upon achievement of various performance criteria, which have included adjusted EBITDA, revenue, adjusted pre-tax profit and return on capital metrics. When the performance criteria were met, the award was earned and one-third of the award vests. Another one-third of the earned award was subject to an additional one-year service period and the remaining one-third of the earned award was subject to an additional two-year service period. For performance share units granted during the year ended December 31, 2023, the number of shares earned was determined at the end of a three-year performance period based upon the average achievement of adjusted EBITDA metrics for each of the three performance years. When the performance criteria were met, the award was earned and cliff vested.
The fair value of performance share units with performance criteria was based on the fair market value of common stock on the date of grant. The compensation expense associated with performance share units with a graded vesting schedule was amortized on an accelerated basis over the vesting period and

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
performance share units with a cliff vesting schedule were amortized on a straight-line basis over the requisite service period based on the projected assessment of the level of performance that was achieved and earned. In the event management determined it is no longer probable that the minimum performance criteria specified in the plan would be achieved, all previously recognized compensation expense was reversed in the period such a determination is made.
During the period January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), The Aaron’s Company also issued performance share units with a relative total shareholder return (“TSR”) component. For the TSR performance share units, the number of shares earned was determined based on The Aaron’s Company share price performance relative to a specified peer group’s stock performance at the end of a three-year performance period. When the market-based performance criteria were met, the TSR performance share units would cliff vest.
The fair value of each TSR performance share unit was determined using a Monte Carlo simulation. The compensation expense associated with performance share units with a cliff vesting schedule was amortized on a straight-line basis over the requisite service period and was based upon the assumption of 100% achievement of the TSR goal. In the event that the market-based performance criteria was not achieved, the TSR awards did not vest; however the compensation expense associated with TSR awards was not reversed even if the threshold level of TSR was not achieved.
The assumptions used in the Monte Carlo valuation for the TSR performance share units granted during the period January 1, 2024 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor) were as follows:
	Predecessor
	Period from January 1, 2024 to October 3, 2024	Year Ended December 31, 2023
Risk-free Interest Rate	4.31%	4.61%
Expected Dividend Yield	6.91%	4.17%
Expected Volatility	49.72%	57.35%
Expected Term (in years)	2.82 years	2.82 years
Fair Value of TSR Performance Share Units Granted	$6.50	$15.81
Upon vesting, all performance share units were issued with common stock or from its treasury shares, based on treasury share availability. The number of performance-based shares potentially issued ranged from zero to 200% of the target award. The vesting schedules and performance achievement levels of converted awards were unchanged by the conversion.
The Aaron’s Company granted 444,000 and 398,000 performance share units at weighted-average fair values of $9.02 and $13.91 during the period January 1 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. The following table summarizes information about performance share unit activity during the period from January 1, 2024 to October 3, 2024 (Predecessor):
	Performance Share Units	Weighted Average Fair Value
	(In Thousands)
Non-vested at January 1, 2024	648	$16.18
Granted	444	9.02
Vested	(75)	13.49
Forfeited/unearned	(17)	14.00
Non-vested at October 3, 2024	1,000	13.14

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total vest-date fair value of performance share units described above that vested during the periods was $0.5 million and $2.3 million during the period January 1 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. As part of the Acquisition, each outstanding performance share unit became vested with respect to the target number of performance units subject to such award, and each vested award was cancelled and converted into the right to receive cash in an amount equal to that number of vested units covered by such award multiplied by $1.00 per unit.
Employee Stock Purchase Plan
Effective November 30, 2020, The Aaron’s Company, Board of Directors approved the Employee Stock Purchase Plan (the “2020 ESPP”), which is a tax-qualified plan under Section 423 of the Internal Revenue Code. The 2020 ESPP was subsequently amended and restated with shareholder approval on May 3, 2023 in the form of The Aaron’s Company Amended and Restated Employee Stock Purchase Plan (the “A&R ESPP”) to:
•
Increase the Share Reserve from 200,000 to 1,050,000;

•
Allow participation of highly compensated employees of the Company or a subsidiary who are subject to the disclosure requirements of Section 16(a) of the Securities and Exchange Act of 1934 (“Section 16 officers”); and

•
Remove the requirement that employees must hold shares of Common Stock purchased for one year prior to exercise.

The purpose of the A&R ESPP was to encourage ownership of The Aaron’s Company common stock by eligible employees. Eligible employees are allowed to purchase common stock of The Aaron’s Company during six-month offering periods at the lower of: (a) 85% of the closing trading price per share of the common stock on the first trading date of an offering period in which a participant is enrolled; or (b) 85% of the closing trading price per share of the common stock on the last day of an offering period. Employees participating in the A&R ESPP can contribute up to an amount not exceeding 10% of their base salary and wages up to an annual maximum of $25,000 in total fair market value of the common stock. The first offering period began on January 1, 2021. On October 3, 2024, the aggregate number of shares of common stock that may be issued under the A&R ESPP was 800,890.
The compensation cost was measured on the grant date based on eligible employees’ expected withholdings and is recognized over each six-month offering period. During the period January 1 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), The Aaron’s Company issued 35,545 and 34,092 shares to employees under the A&R ESPP at a weighted average purchase price of $8.48 and $9.25, respectively. Total compensation cost recognized in connection with the A&R ESPP was $0.1 million and $0.1 million during the period January 1 to October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively and are included as a component of personnel costs in the consolidated statements of earnings (loss). The A&R ESSP was terminated effective immediately prior to the effective time of the Acquisition.
NOTE 13:   COMPENSATION ARRANGEMENTS
Deferred Compensation (Predecessor)
The Aaron’s Company maintained The Aaron’s Company Deferred Compensation Plan, which was an unfunded, nonqualified deferred compensation plan for a select group of management, highly compensated employees and non-employee directors. On a pre-tax basis, eligible employees could defer receipt of up to 75% of their base compensation and up to 75% of their incentive pay compensation, and eligible non-employee directors could defer receipt of up to 100% of their cash and stock director fees. The plan was terminated on October 16, 2024 and account distributions were paid to participants on November 15, 2024.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Compensation deferred under the plan was recorded as a deferred compensation liability, which was recorded in accounts payable and accrued expenses in the consolidated balance sheets. The deferred compensation plan liability was $10.9 million and $10.6 million as of October 3, 2024 (Predecessor), and December 31, 2023 (Predecessor), respectively. Liabilities under the plan were recorded at amounts due to participants, based on the fair value of participants’ selected investments, which consist of equity and debt “mirror” funds. The obligations were unsecured general obligations of The Aaron’s Company and the participants had no right, interest or claim in the assets of The Aaron’s Company except as unsecured general creditors. The Aaron’s Company established a rabbi trust to fund obligations under the plan primarily with company-owned life insurance policies. The cash surrender value of the life insurance under the rabbi trust was $17.1 million and $15.2 million as of October 3, 2024 (Predecessor) and December 31, 2023 (Predecessor), respectively, and was included in prepaid expenses and other assets in the consolidated balance sheets. Gains of $1.4 million and $1.9 million were recognized related to the changes in cash surrender value during the period beginning January 1, 2024 through October 3, 2024 (Predecessor) and the year ended December 31, 2023 (Predecessor), respectively. These gains and losses were recorded within other non-operating (expense) income, net in the consolidated statements of earnings (loss).
Benefits of $1.7 million and $0.7 million were paid to plan participants during the period January 1 to October 3, 2024 (Predecessor) and during the year ended December 31, 2023 (Predecessor), respectively. The terms of The Aaron’s Company deferred compensation plan included a discretionary match. The match allowed eligible employees to receive 100% matching by the Company on the first 3% of contributions and 50% on the next 2% of contributions for a total of a 4% match. The annual match did not exceed $13,200 and $13,200 for an individual employee for the period ending October 3, 2024 (Predecessor) and year ended December 31, 2023 (Predecessor), respectively, and was subject to a three-year cliff vesting schedule. Deferred compensation expense for the matching contributions was not significant during the periods presented herein.
401(k) Defined Contribution Plan
The Aaron’s Company maintains a 401(k) retirement savings plan for employees who meet certain eligibility requirements. The Aaron’s Company 401(k) savings plan allows employees to contribute up to 75% of their annual compensation in accordance with federal contribution limits with 100% matching by The Aaron’s Company on the first 3% of compensation and 50% on the next 2% of compensation for a total of a 4% match. The Aaron’s Company’s expense related to the plan was $1.5 million during the period October 4, 2024 to December 31, 2024 (Successor), $4.8 million during the period January 1 to October 3, 2024 (Predecessor), and $6.3 million during the year ended December 31, 2023 (Predecessor).
Incentive Plan
In March 2024, The Aaron’s Company established an incentive plan whereby restricted cash unit awards are issued to certain employees which provide for cash payments subject to the employee’s continued employment. The restricted cash unit awards generally vest 33% annually over a three year period. Expense is recognized over the requisite service period on a straight-line methodology. Performance cash unit awards are also issued to certain employees which provide for cash payments if certain performance metrics are achieved subject to the employee’s continued employment. The performance cash unit awards generally vest 33% annually over a three-year period. No compensation expense is recognized for performance awards until the performance criteria are met, at which point a cumulative expense is recorded for the service period completed.
As part of the Acquisition, 824,000 restricted stock awards were modified and converted to restricted cash units equal to the merger consideration that vest under the same three year period as the former restricted stock awards. The Aaron’s Company recognized a $3.1 million liability included in other long-term liabilities in the consolidated balance sheet related to the modification.
The Aaron’s Company recognized $0.5 million and $0.2 million of expense, net of forfeitures, related to the incentive plan for the periods January 1, 2024 to October 3, 2024 (Predecessor) and October 4, 2024 to December 31, 2024 (Successor), respectively.

AARON’S INTERMEDIATE HOLDCO, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024, there was $3.8 million of unrecognized compensation expense related to restricted cash unit awards which are expected to be recognized over a remaining weighted-average period of approximately 0.9 years.
Employee Stock Purchase Plan (Predecessor)
See Note 12: Stock Compensation to these consolidated financial statements for more information regarding The Aaron’s Company compensatory Employee Stock Purchase Plan.
NOTE 14:   RELATED PARTY TRANSACTIONS
On October 4, 2024, the Company entered into a Collateral Benefactor Agreement with Hawthorn Horizon Credit Funds, LLC, Series 15 (“Hawthorn”), an affiliate of IQV, to have Hawthorn provide cash to Truist Bank in an amount up to $20.0 million to serve as cash collateral for the Company’s letters of credit. This amount is presented within Prepaid Expenses and Other Assets and Other Liabilities in the Consolidated Balance Sheet as of December 31, 2024. This Collateral Benefactor Agreement was subsequently amended and restated on January 3, 2025, to change the financial institution from Truist Bank to First Merchants Bank.
In return for Hawthorn providing cash collateral, the Company is required to pay certain administrative and pledged collateral fees to Hawthorn under the agreement. Total fees amounted to $1.3 million for the period October 4, 2024 to December 31, 2024 (Successor) and are recorded in other operating expenses, net on the Company’s consolidated statement of earnings (loss).
NOTE 15:   SUBSEQUENT EVENTS
Management evaluated events occurring subsequent to the date of the consolidated financial statements in determining the accounting for and disclosure of transactions and events that affect the consolidated financial statements. The Company has evaluated subsequent events through September 15, 2025, the date the financial statements were available to be issued.
On June 13, 2025, the Company executed an amendment to its Master Loan and Security Agreement to increase the commitment from $425 million to $475 million. The Company expensed $2.1 million of deferred finance fees and capitalized $1.0 million in fees related to the amendment in 2025.

ANNEX A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
KATAPULT HOLDINGS, INC.,
KATAPULT MERGER SUB 1, INC.
KATAPULT MERGER SUB 2, LLC
CCF HOLDINGS LLC
and
AARON’S INTERMEDIATE HOLDCO, INC.
Dated as of December 11, 2025

A-i

A-ii

A-iii

A-iv

Schedules:
Schedule A	Persons Executing Katapult Support Agreements and Katapult Lock-Up Agreements
Schedule B	Persons Executing Aaron’s Lock-Up Agreements and Stockholder Agreement
Schedule C	Persons Executing CCFI Lock-Up Agreements and Stockholder Agreement
Schedule D	Persons Executing Registration Rights Agreement
Schedule 1.5(b)	Aaron’s Allocation Schedule
Schedule 1.6(b)	CCFI Allocation Schedule
Schedule 1.12	Illustrative Calculation
Schedule 6.15	Post-Closing Boards and Management
Exhibits:
Exhibit A	Certain Definitions
Exhibit B	Form of Contribution & Exchange Agreement
Exhibit C	Form of Katapult Support Agreement
Exhibit D	Form of Katapult Lock-Up Agreement
Exhibit E	Form of Aaron’s Lock-Up Agreement
Exhibit F	Form of Stockholders Agreement
Exhibit G	Form of CCFI Lock-Up Agreement
Exhibit H	Form of Registration Rights Agreement

A-v

Agreement and Plan of Merger
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 11, 2025, by and among KATAPULT HOLDINGS, INC., a Delaware corporation (“Katapult”), KATAPULT MERGER SUB 1, INC., a Delaware corporation and wholly-owned indirect subsidiary of Katapult (“Merger Sub 1”), KATAPULT MERGER SUB 2, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Katapult (“Merger Sub 2”), CCF HOLDINGS LLC, a Delaware limited liability company (“CCFI”), and AARON’S INTERMEDIATE HOLDCO, INC., a Delaware corporation (“Aaron’s”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.   Prior to the date of this Agreement, Katapult formed Katapult Intermediate Holdings, LLC, a Delaware limited liability company, which in turn formed (i) Katapult Intermediate Holdings I, LLC a Delaware limited liability company (“Intermediate Holdings I”), (ii) Katapult Intermediate Holdings II, LLC a Delaware limited liability company (“Intermediate Holdings II”), and (iii) Katapult Intermediate Holdings III, LLC a Delaware limited liability company (“Intermediate Holdings III”).
B.   Prior to the date of this Agreement, (i) Intermediate Holdings I formed Merger Sub 1, and (ii) Intermediate Holdings II formed Merger Sub 2.
C.   The Parties intend to effect (i) a merger of Merger Sub 1 with and into Aaron’s (the “Aaron’s Merger”) in accordance with this Agreement and the DGCL and (ii) a merger of Merger Sub 2 with and into CCFI (the “CCFI Merger” and together with the Aaron’s Merger, collectively the “Mergers”) in accordance with this Agreement and the DLLCA. Upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron’s and CCFI will become a wholly-owned indirect subsidiary of Katapult.
D.   The Parties, the Aaron’s MIP Holders and the CCFI MIP Holders are executing concurrently with the execution and delivery of this Agreement a contribution and exchange agreement in the form attached hereto as Exhibit B (the “Contribution & Exchange Agreement”), pursuant to which (i) immediately prior to the effectiveness of the Aaron’s Merger, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units in exchange for the Aaron’s MIP Rollover Interests, and (ii) immediately prior to the effectiveness of the CCFI Merger, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for the CCFI MIP Rollover Interests, in each case on the terms and subject to the conditions set forth therein.
E.   The Transaction Committee of the Katapult Board (the “Katapult Transaction Committee”) (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders and (ii) has recommended that the Katapult Board approve (A) this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and deem this Agreement advisable and (B) determine to recommend that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement.
F.   Katapult, Aaron’s, CCFI and HHCF Series 21 Sub, LLC (“Hawthorn”) are executing concurrently with the execution and delivery of this Agreement a side letter agreement (the “Hawthorn Side Letter”), effective as of immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, pursuant to which (i) Hawthorn shall sell to Katapult all 65,000 shares of Katapult Preferred Stock held by Hawthorn and all such shares of Katapult Preferred Stock shall be deemed automatically repurchased by Katapult effective immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, which purchase price shall be payable by the issuance of a new debt instrument by Katapult or one of its Subsidiaries such that, as of immediately prior to the Aaron’s MIP Exchange and CCFI MIP Exchange, Katapult has no issued or outstanding shares of Katapult Preferred Stock (the “Hawthorn Preferred Stock Exchange”), (ii) Hawthorn shall exercise the Katapult Private Warrants on a cashless basis in full for shares of Katapult

Common Stock and Katapult shall issue such shares of Katapult Common Stock (the “Hawthorn Warrant Exercise”), such that, as of immediately prior to each of the Aaron’s MIP Exchange and the CCFI MIP Exchange, no Katapult Private Warrants are outstanding and (iii) that certain director nomination agreement, dated November 3, 2025, by and between Katapult and Hawthorn shall terminate as of immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange.
G.   The Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders, (ii) has approved this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend, subject to Section 6.5, that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement.
H.   The board of directors of Merger Sub 1 (i) has determined that the Contemplated Transactions, including the Aaron’s Merger, are fair to and in the best interests of Merger Sub 1 and its sole stockholder, (ii) has approved this Agreement, the Aaron’s Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the sole stockholder of Merger Sub 1 vote to adopt this Agreement and thereby approve the Aaron’s Merger and such other actions as contemplated by this Agreement.
I.   The sole member of Merger Sub 2 (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of Merger Sub 2 and (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and has approved such other actions as contemplated by this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.
J.   The Aaron’s Board (i) has determined that the Contemplated Transactions, including the Aaron’s Merger, are fair to and in the best interests of Aaron’s and its stockholders, (ii) has approved this Agreement, the Aaron’s Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the stockholders of Aaron’s vote to adopt this Agreement and thereby approve the Aaron’s Merger and such other actions as contemplated by this Agreement.
K.   The Special Committee of the CCFI Board (the “CCFI Special Committee”) (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, and (ii) has recommended that the CCFI Board approve resolutions (A) approving this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and deeming this Agreement advisable, and (B) determining to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.
L.   The CCFI Board (acting upon the recommendation of the CCFI Special Committee) (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.
M.   In order to induce Aaron’s and CCFI to enter into this Agreement and to cause the Mergers to be consummated, certain stockholders of Katapult listed on Schedule A hereto (solely in their capacities as stockholders) are executing concurrently with the execution and delivery of this Agreement: (i) support agreements in favor of Aaron’s and CCFI in the form substantially attached hereto as Exhibit C (the “Katapult Support Agreements”), and (ii) lock-up agreements in the form substantially attached hereto as Exhibit D (the “Katapult Lock-Up Agreements”).

N.   In order to induce Katapult and CCFI to enter into this Agreement and to cause the Mergers to be consummated, certain stockholders of Aaron’s listed on Schedule B hereto (solely in their capacities as stockholders) are executing concurrently with the execution and delivery of this Agreement: (i) lock-up agreements in the form attached hereto as Exhibit E (the “Aaron’s Lock-Up Agreements”) and (ii) a stockholders agreement in the form attached hereto as Exhibit F (the “Stockholders Agreement”).
O.   In order to induce Katapult and Aaron’s to enter into this Agreement and to cause the Mergers to be consummated, certain unitholders of CCFI listed on Schedule C hereto (solely in their capacities as unitholders) are executing concurrently with the execution and delivery of this Agreement: (i) lock-up agreements in the form attached hereto as Exhibit G (the “CCFI Lock-Up Agreements”) and (ii) the Stockholders Agreement.
P.   In order to induce Aaron’s and CCFI to enter into this Agreement and to cause the Mergers to be consummated, Katapult is executing concurrently with the execution and delivery of this Agreement: (i) a registration rights agreement in favor of certain unitholders of CCFI and stockholders of Aaron’s listed on Schedule D hereto in the form attached hereto as Exhibit H (the “Registration Rights Agreement”) and (ii) the Stockholders Agreement.
Q.   It is expected that simultaneous with the execution of this Agreement, (i) the holders of shares of Aaron’s Common Stock sufficient to approve this Agreement and the Mergers as required under the DGCL and the Aaron’s Organizational Documents, will execute and deliver an action by written consent approving this Agreement and the Mergers and (ii) the holders of CCFI Units sufficient to approve this Agreement and the Mergers as required under the DLLCA and the CCFI Organizational Documents will execute and deliver an action by written consent approving this Agreement and the Mergers.
The parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE 1
Description of Transaction
1.1.   Structure of the Mergers; MIP Exchanges.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, at the Aaron’s Merger Effective Time, Merger Sub 1 shall be merged with and into Aaron’s, and the separate existence of Merger Sub 1 shall cease. Aaron’s will continue as the surviving corporation in the Aaron’s Merger (the “Aaron’s Surviving Corporation”).
(b)   Upon the terms and subject to the conditions set forth in this Agreement, at the CCFI Merger Effective Time, Merger Sub 2 shall be merged with and into CCFI, and the separate existence of Merger Sub 2 shall cease. CCFI will continue as the surviving limited liability company in the CCFI Merger (the “CCFI Surviving Company”).
(c)   Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Aaron’s Merger Effective Time, (i) Aaron’s shall cause the Aaron’s MIP Holders to assign, transfer and deliver to Katapult, and Katapult shall assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units and (ii) Katapult shall issue to the Aaron’s MIP Holders and Aaron’s shall cause the Aaron’s MIP Holders to acquire from Katapult the Aaron’s MIP Rollover Interests as consideration for the Aaron’s MIP Units (the “Aaron’s MIP Exchange”). The Aaron’s MIP Rollover Interests shall be allocated to the Aaron’s MIP Holders in accordance with Part 1 of the Aaron’s Allocation Schedule.
(d)   Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the CCFI Merger Effective Time, (i) CCFI shall cause the CCFI MIP Holders to assign, transfer and deliver to Katapult, and Katapult shall assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity and (ii) Katapult shall issue to the CCFI MIP Holders and CCFI shall cause the CCFI MIP Holders to acquire from Katapult the CCFI MIP Rollover Interests as consideration for the CCFI MIP Equity (the “CCFI MIP Exchange”). The CCFI MIP Rollover Interests shall be allocated to the CCFI MIP Holders in accordance with Part 1 of the CCFI Allocation Schedule.

1.2.   Effects of the Mergers.
(a)   The Aaron’s Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
(b)   The CCFI Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DLLCA.
1.3.   Closing; Effective Times.
(a)   Unless this Agreement is earlier terminated pursuant to the provisions of Section 11.1, and subject to the satisfaction or waiver of the conditions set forth in Articles 7, 8, 9 and 10, the consummation of the Mergers (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second (2nd) Business Day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles 7, 8, 9 and 10, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions, or at such other time, date and place as Katapult, Aaron’s and CCFI may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”
(b)   At the Closing, the Parties hereto shall cause (i) the Aaron’s Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of Merger with respect to the Aaron’s Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to each of the Parties (the “Aaron’s Certificate of Merger”) and (ii) the CCFI Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of Merger with respect to the CCFI Merger, satisfying the applicable requirements of the DLLCA and in a form reasonably acceptable to each of the Parties (the “CCFI Certificate of Merger”).
(c)   The Aaron’s Merger shall become effective at the time specified in the Aaron’s Certificate of Merger that is filed with the Secretary of State of the State of Delaware (the time as of which the Aaron’s Merger becomes effective being referred to as the “Aaron’s Merger Effective Time”).
(d)   The CCFI Merger shall become effective at the time specified in the CCFI Certificate of Merger that is filed with the Secretary of State of the State of Delaware, which shall be a time that is after the Aaron’s Merger Effective Time (the time as of which the CCFI Merger becomes effective being referred to as the “CCFI Merger Effective Time”).
1.4.   Organizational Documents; Directors, Managers and Officers.
(a)   At the Aaron’s Merger Effective Time by virtue of the Aaron’s Merger:
(i)   subject to Section 6.9, the certificate of incorporation of the Aaron’s Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub 1 as in effect immediately prior to the Aaron’s Merger Effective Time (other than the fact that the name of the Aaron’s Surviving Corporation shall be “Aaron’s Intermediate HoldCo, Inc.”), until thereafter amended as provided by the DGCL and such certificate of incorporation;
(ii)   the bylaws of the Aaron’s Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub 1 as in effect immediately prior to the Aaron’s Merger Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and
(iii)   the directors and officers of the Aaron’s Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Aaron’s Surviving Corporation, shall be the directors and officers of Aaron’s as of immediately prior to the Aaron’s Merger Effective Time, after giving effect to the provisions of Section 6.15(c).
(b)   At the CCFI Merger Effective Time by virtue of the CCFI Merger:
(i)   the certificate of formation of the CCFI Surviving Company shall be amended and restated in its entirety to read identically to the certificate of formation of Merger Sub 2 as in effect immediately prior to the CCFI Merger Effective Time (other than the fact that the name of the CCFI Surviving Company shall be “CCF Holdings LLC”), until thereafter amended as provided by the DLLCA and such certificate of formation;
(ii)   subject to Section 6.9, the limited liability company agreement of the CCFI Surviving Company shall be amended and restated to be identical to the limited liability company agreement of Merger Sub 2 as in effect immediately prior to the CCFI Merger Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; and
(iii)   the managers and officers of the CCFI Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company agreement of the CCFI Surviving Company, shall be the managers and officers of CCFI as of immediately prior to the CCFI Merger Effective Time, after giving effect to the provisions of Section 6.15(c).
1.5.   Conversion of Aaron’s Interests.
(a)   At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of any of the Parties or any stockholder of Katapult or Aaron’s:
(i)   any shares of Aaron’s Common Stock held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP or any Subsidiary of Aaron’s immediately prior to the Aaron’s Merger Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)   the aggregate Aaron’s Interests shall be collectively converted solely into the right to receive the Aaron’s Merger Share Amount.
(b)   subject to Section 1.5(d), the Aaron’s Merger Share Amount shall be allocated to the Aaron’s Merger Issuance Recipients in accordance with Part 2 of the Aaron’s Allocation Schedule.
(c)   For purposes of this Agreement:
(i)   “Aaron’s Interests” shall mean the equity interests of Aaron’s (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock, but not including the Aaron’s MIP Units) outstanding as of immediately prior to the Aaron’s Merger Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares).
(ii)   “Aaron’s Merger Issuance Recipients” shall mean the holders of Aaron’s Interests (excluding the Aaron’s MIP).
(iii)   “Aaron’s Merger Share Amount” shall mean 11,369,237 shares of Katapult Common Stock.
(iv)   “Aaron’s MIP Rollover Interests” shall mean 943,580 shares of Katapult Common Stock.
(v)   “Aaron’s Total Share Amount” shall mean 12,312,817 shares of Katapult Common Stock.
(vi)   “Aaron’s Allocation Schedule” shall mean the allocation schedule set forth on Schedule 1.5(b), which shall be prepared in accordance with the Aaron’s Organizational Documents and the organizational documents of the Aaron’s MIP and shall set forth, (A) with respect to Part 1: (1) each Aaron’s MIP Holder’s name, (2) the number of units of Aaron’s MIP Units held as of immediately prior to the effectiveness of the Aaron’s MIP Exchange by each Aaron’s MIP Holder, and (3) the number of Aaron’s MIP Rollover Interests to be issued to each Aaron’s MIP Holder, and (B) with respect to Part 2: (1) each Aaron’s Merger Issuance Recipient’s name, (2) the number of shares of Aaron’s Common Stock held as of immediately prior to the Aaron’s Merger Effective Time by each Aaron’s Merger Issuance Recipient, (3) the number of Aaron’s Interests (and shares of Aaron’s Common Stock subject to such Aaron’s Interests, if applicable) other than shares of Aaron’s Common Stock (if any) held by each Aaron’s Merger Issuance Recipient, and (4) the number of shares of Katapult Common Stock to be issued to each Aaron’s

Merger Issuance Recipient; provided that, subject to Section 1.5(d), for the avoidance of doubt, the sum of (x) the Aaron’s MIP Rollover Interests to be issued to the Aaron’s MIP Holders as set forth on Part 1 of the Aaron’s Allocation Schedule and (y) the aggregate shares of Katapult Common Stock to be issued to the Aaron’s Merger Issuance Recipients as set forth on Part 2 of the Aaron’s Allocation Schedule shall equal the Aaron’s Total Share Amount.
(d)   No fractional shares of Katapult Common Stock shall be issued in connection with the Aaron’s Merger, and no certificates for any such fractional shares shall be issued. Any Aaron’s Merger Issuance Recipient who would otherwise be entitled to receive a fraction of a share of Katapult Common Stock (after aggregating all fractional shares of Katapult Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock on Nasdaq (or such other Nasdaq market on which the Katapult Common Stock then trades) on the date the Aaron’s Merger becomes effective.
(e)   Each share of common stock, $0.0001 par value, of Merger Sub 1 issued and outstanding immediately prior to the Aaron’s Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Aaron’s Surviving Corporation. Each stock certificate of Merger Sub 1 evidencing ownership of any such shares shall, as of the Aaron’s Merger Effective Time, evidence ownership of such shares of common stock of the Aaron’s Surviving Corporation.
(f)   If, between the date of this Agreement and the Aaron’s Merger Effective Time, any Aaron’s Interests or Katapult Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there has been any exercise or expiration, forfeiture or other termination of or other change in Aaron’s MIP Units, then the Aaron’s Merger Share Amount, the Aaron’s MIP Rollover Interests and the Aaron’s Allocation Schedule, as applicable, shall be correspondingly adjusted to provide the Aaron’s Merger Issuance Recipients the same economic effect as contemplated by this Agreement prior to such event or otherwise as appropriate; provided, that the Aaron’s Total Share Amount shall not change; and provided that this provision shall not permit any Party hereto to breach any of its covenants or agreements herein.
1.6.   Conversion of CCFI Interests.
(a)   At the CCFI Merger Effective Time, by virtue of the CCFI Merger and without any further action on the part of Katapult, Merger Sub 2, CCFI or any stockholder of Katapult or unitholder of CCFI:
(i)   any CCFI Units held in treasury or held or owned by CCFI, Merger Sub 2 or any Subsidiary of CCFI immediately prior to the CCFI Merger Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)   the aggregate CCFI Interests shall be collectively converted solely into the right to receive the CCFI Merger Share Amount.
(b)   subject to Section 1.6(d), the CCFI Merger Share Amount shall be allocated to the CCFI Merger Issuance Recipients in accordance with Part 2 of the CCFI Allocation Schedule.
(c)   For purposes of this Agreement:
(i)   “CCFI Interests” shall mean the equity interests of CCFI (including the CCFI Units, CCFI Phantom Units, but not including the CCFI MIP Equity, CCFI Options and CCFI Warrants) outstanding as of immediately prior to the CCFI Merger Effective Time (excluding CCFI Units to be canceled pursuant to Section 1.6(a)(i)).
(ii)   “CCFI Merger Issuance Recipients” shall mean the holders of CCFI Interests.

(iii)   “CCFI MIP Rollover Interests” shall mean 11,011,927 shares of Katapult Common Stock.
(iv)   “CCFI Merger Share Amount” shall mean 58,516,558 shares of Katapult Common Stock.
(v)   “CCFI Warrant Amount” shall mean 244,146 shares of Katapult Common Stock.
(vi)   “CCFI Total Share Amount” shall mean 69,772,631 shares of Katapult Common Stock.
(vii)   “CCFI Allocation Schedule” shall mean the allocation schedule set forth on Schedule 1.6(b), which shall be prepared in accordance with the method and sequence of distribution provided in Sections 4.1 and 14.2 of the CCFI LLC Agreement and the organizational documents of the CCFI MIP shall set forth (A) with respect to Part 1: (1) each CCFI MIP Holder’s name, (2) the number of units of CCFI MIP Equity held as of immediately prior to the effectiveness of the CCFI MIP Exchange by each CCFI MIP Holder, and (3) the number of CCFI MIP Rollover Interests to be issued to each CCFI MIP Holder, and (B) with respect to Part 2: (1) each CCFI Merger Issuance Recipient’s name, (2) the number of CCFI Units (specifying the number of units of each class and series) held as of immediately prior to the CCFI Merger Effective Time by each CCFI Merger Issuance Recipient, (3) the number of CCFI Units subject to each CCFI Phantom Unit held as of immediately prior to the CCFI Merger Effective Time by each CCFI Merger Issuance Recipient, (4) the number of CCFI Units subject to each CCFI Warrant held as of immediately prior to the CCFI Merger Effective Time by each CCFI Merger Issuance Recipient and the exercise price(s) of such CCFI Warrant, (5) the number of CCFI Interests (and CCFI Units subject to such CCFI Interests, if applicable) other than the CCFI Units and the CCFI Phantom Units (if any) held by each CCFI Merger Issuance Recipient, (6) the number of shares of Katapult Common Stock to be issued to each CCFI Merger Issuance Recipient and (7) the name of each holder of a CCFI Warrant and the number of shares of Katapult Common Stock to be subject to each CCFI Warrant; provided that, subject to Section 1.6(d), for the avoidance of doubt, the sum of (x) the CCFI MIP Rollover Interests to be issued to the CCFI MIP Holders as set forth on Part 1 of the CCFI Allocation Schedule, (y) the aggregate shares of Katapult Common Stock to be issued to the CCFI Merger Issuance Recipients as set forth on Part 2 of the CCFI Allocation Schedule and (z) the aggregate number of shares of Katapult Common Stock to be subject to the CCFI Warrants, shall equal the CCFI Total Share Amount; provided further that the aggregate number of shares of Katapult Common Stock to be subject to the CCFI Warrants, as set forth on Part 2 of the CCFI Allocation Schedule shall equal the CCFI Warrant Amount.
(d)   No fractional shares of Katapult Common Stock shall be issued in connection with the CCFI Merger, and no certificates for any such fractional shares shall be issued. Any CCFI Merger Issuance Recipient who would otherwise be entitled to receive a fraction of a share of Katapult Common Stock (after aggregating all fractional shares of Katapult Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock on Nasdaq (or such other Nasdaq market on which the Katapult Common Stock then trades) on the date the CCFI Merger becomes effective.
(e)   Each unit of Merger Sub 2 issued and outstanding immediately prior to the CCFI Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable unit of the CCFI Surviving Company. Each unit certificate of Merger Sub 2 evidencing ownership of any such units shall, as of the CCFI Merger Effective Time, evidence ownership of such units of the CCFI Surviving Company.
(f)   If, between the date of this Agreement and the CCFI Merger Effective Time, any CCFI Interests shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there has been any exercise or expiration, forfeiture or other termination of or other change in CCFI Warrants or CCFI MIP Equity, or as necessary to reflect the amount of cash to be paid in lieu of fractional shares of Katapult Common Stock pursuant to Section 1.5(d), then the CCFI Merger Share Amount, CCFI MIP Rollover Interests, CCFI Warrant Amount and/or CCFI Allocation Schedule, as applicable, shall be correspondingly adjusted to provide the CCFI Merger Issuance Recipients the same economic effect as contemplated by this Agreement prior to such event or otherwise as appropriate; provided that the CCFI Total Share Amount shall not change; provided that this provision shall not permit any Party hereto to breach any of its covenants or agreements herein.
1.7.   Closing of Transfer Books.
(a)   At the Aaron’s Merger Effective Time: (a) the Aaron’s Interests shall be treated in accordance with Section 1.5(a), and all holders of certificates representing any Aaron’s Interests shall cease to have any rights as holders of stock or interests of Aaron’s; and (b) the stock transfer books of Aaron’s shall be closed with respect to the Aaron’s Interests immediately prior to the Aaron’s Merger Effective Time. No further transfer of any Aaron’s Interests shall be made on such stock transfer books after the Aaron’s Merger Effective Time. If, after the Aaron’s Merger Effective Time, a valid certificate previously representing any Aaron’s Interest (an “Aaron’s Share Certificate”) is presented to the Exchange Agent or to the Aaron’s Surviving Corporation, such Aaron’s Share Certificate shall be canceled and shall be exchanged as provided in Section 1.5(a) and Section 1.8.
(b)   At the CCFI Merger Effective Time: (a) the CCFI Interests shall cease to have any rights as equityholders of CCFI; and (b) the unit transfer books of CCFI shall be closed with respect to the CCFI Interests. No further transfer of any CCFI Interests shall be made on such unit transfer books after the CCFI Merger Effective Time.
1.8.   Surrender of Certificates.
(a)   On or prior to the Closing Date, the Parties shall mutually agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers (the “Exchange Agent”) pursuant to an agreement between Katapult and the Exchange Agent reasonably acceptable to Aaron’s and CCFI. At the Closing, Katapult shall deposit with the Exchange Agent: (i) certificates representing Katapult Common Stock or non-certificated shares of Katapult Common Stock represented by book entry that are issuable pursuant to Section 1.5(a) and Section 1.6(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d) and Section 1.6(b). The shares of Katapult Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b)   Promptly (and in any event within one (1) Business Day) following the Closing, Katapult shall cause the Exchange Agent to mail to the Persons who were record holders of Aaron’s Interests and CCFI Interests immediately prior to the Aaron’s Merger Effective Time and CCFI Merger Effective Time, respectively: (i) a letter of transmittal in customary form and containing such provisions as Katapult may reasonably specify (including a provision confirming that delivery of Aaron’s Share Certificates and CCFI Interests shall be effected, and risk of loss and title to Aaron’s Share Certificates and CCFI Interests shall pass, only upon delivery of such Aaron’s Share Certificates and CCFI Interests to the Exchange Agent); and (ii) instructions for effecting the surrender of Aaron’s Share Certificates and CCFI Interests in exchange for certificated or non-certificated book entry shares representing shares of Katapult Common Stock. Upon surrender of an Aaron’s Share Certificate or CCFI Interest to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Katapult: (A) the holder of such Aaron’s Share Certificate or CCFI Interest shall be entitled to receive in exchange therefor a certificate or book entry representing the number of whole shares of Katapult Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) or Section 1.6(a), as applicable (and cash in lieu of any fractional shares of Katapult Common Stock pursuant to the provisions of Section 1.5(d) or Section 1.6(b), as applicable); and (B) the Aaron’s Share Certificate or CCFI Interest so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Aaron’s Share Certificate or CCFI Interest shall be deemed, from and after the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable), to represent only the right to receive a certificate or book entry representing shares of Katapult Common Stock (and cash in lieu of any fractional shares of Katapult Common Stock), in accordance with the Aaron’s Allocation Schedule or CCFI Allocation Schedule, as applicable. If any Aaron’s Share Certificate shall have been lost, stolen or destroyed, Katapult shall, in its discretion and as a condition precedent to the delivery of any certificate or book entry representing shares of Katapult Common Stock, require the owner of such lost, stolen or destroyed Aaron’s Share Certificate to provide an applicable affidavit and indemnification agreement with respect to such Aaron’s Share Certificate.
(c)   No dividends or other distributions declared or made with respect to Katapult Common Stock with a record date after the Closing shall be paid to the holder of any unsurrendered Aaron’s Share Certificate or CCFI Interests with respect to the Katapult Common Stock that such holder has the right to receive in the Aaron’s Merger or CCFI Merger, as applicable, until such holder surrenders such Aaron’s Share Certificate (or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8) or CCFI Interest (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
(d)   Any portion of the Exchange Fund that remains undistributed to holders of Aaron’s Share Certificates and CCFI Interests as of the first anniversary of the Closing Date shall be delivered to Katapult upon demand, and any holders of Aaron’s Share Certificates or CCFI Interests who have not theretofore surrendered their Aaron’s Share Certificates or CCFI Interests, as applicable, in accordance with this Section 1.8 shall thereafter look only to Katapult for satisfaction of their claims for Katapult Common Stock, cash in lieu of fractional shares of Katapult Common Stock and any dividends or distributions with respect to shares of Katapult Common Stock.
(e)   Each of the Parties, their Affiliates and agents and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Taxing authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f)   No party to this Agreement shall be liable to any holder of any Aaron’s Share Certificate or CCFI Interest or to any other Person with respect to any shares of Katapult Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.
1.9.   Dissenters’ Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary, shares of Aaron’s Common Stock that are outstanding immediately prior to the Aaron’s Merger Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Aaron’s Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Aaron’s Common Stock held by them in accordance with Section 262 of the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Section 262 of the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Aaron’s Common Stock under Section 262 of the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Aaron’s Merger Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b)   Aaron’s shall give Katapult prompt written notice of any demands by dissenting stockholders received by Aaron’s, withdrawals of such demands and any other instruments served on Aaron’s and any material correspondence received by Aaron’s in connection with such demands.
(c)   No dissenters’ or appraisal rights shall be available with respect to the CCFI Merger.
1.10.   Further Action.   If, at any time after the Aaron’s Merger Effective Time or the CCFI Merger Effective Time, any further action is determined by the Aaron’s Surviving Corporation or the CCFI Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Aaron’s Surviving Corporation or CCFI Surviving Company with full right, title and possession of and to all rights and property of Aaron’s or CCFI (as applicable), then the officers and directors of the Aaron’s Surviving Corporation and the officers and managers of the CCFI Surviving Company shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Aaron’s, Merger Sub 1, CCFI and Merger Sub 2, as applicable, and otherwise) to take such action.
1.11.   Tax Consequences.
(a)   For U.S. federal income Tax purposes, each of the Aaron’s Merger and the CCFI Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties adopt this Agreement as a “plan of reorganization” with respect to each of the Aaron’s Merger and the CCFI Merger for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Katapult, Merger Sub 1 and Aaron’s are parties under Section 368(b) of the Code (in the case of the Aaron’s Merger), and Katapult, Merger Sub 2 and CCFI are parties under Section 368(b) of the Code (in the case of the CCFI Merger).
(b)   For U.S. federal income Tax purposes, the Mergers, together with the Aaron’s MIP Exchange and the CCFI MIP Exchange as part of an integrated transaction, are intended to qualify as an exchange described in Section 351 of the Code.
1.12.   Illustrative Calculation.   An illustrative calculation of the Aaron’s Total Share Amount, Aaron’s Merger Share Amount, Aaron’s MIP Rollover Interests, CCFI Total Share Amount, CCFI Merger Share Amount, CCFI Warrant Amount and CCFI MIP Rollover Interests is attached to this Agreement as Schedule 1.12.
1.13.   Aaron’s Transaction Expense Amount.   Promptly after the consummation of the Mergers on the Closing Date, Katapult shall pay the Aaron’s Transaction Expense Amount to the holders of Aaron’s Common Stock as of immediately prior to the effectiveness of the Aaron’s MIP Exchange.
ARTICLE 2
Representations and Warranties of Aaron’s
Aaron’s represents and warrants to Katapult and CCFI as follows, except as set forth in the written disclosure schedule delivered by Aaron’s to Katapult and CCFI (the “Aaron’s Disclosure Schedule”). The Aaron’s Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 2.
The disclosures in any section or subsection of the Aaron’s Disclosure Schedule shall qualify other sections and subsections in this Article 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Aaron’s Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in an Aaron’s Material Adverse Effect, or is outside the Ordinary Course of Business.
2.1.   Subsidiaries; Due Organization; Etc.
(a)   Aaron’s has no Subsidiaries, except for the Entities identified in Section 2.1(a) of the Aaron’s Disclosure Schedule (the “Aaron’s Subsidiaries”).

(b)   Each of Aaron’s and its Subsidiaries is a corporation or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and, except, for those jurisdictions where the failure to be so formed, existing or in good standing would not be reasonably expected to have, individually or in the aggregate, an Aaron’s Material Adverse Effect, and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted. Aaron’s is not an Affiliate of CCFI.
(c)   Each of Aaron’s and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had, and would not be reasonably expected to have, an Aaron’s Material Adverse Effect.
(d)   Neither Aaron’s nor any of the other Entities identified in Section 2.1(a) of the Aaron’s Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 2.1(a) of the Aaron’s Disclosure Schedule. Aaron’s has not, at any time since January 1, 2025, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2.   Organizational Documents and Codes of Conduct.   Aaron’s has made available to Katapult and CCFI accurate and complete copies of the certificates of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Aaron’s and each Aaron’s Subsidiary. Neither Aaron’s nor any Aaron’s Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.
2.3.   Capitalization, Etc.
(a)   The authorized capital stock of Aaron’s as of the date of this Agreement consists of 1,000,000 shares of common stock, par value $0.01 per share (the “Aaron’s Common Stock”). As of the date of this Agreement: (i) 100 shares of Aaron’s Common Stock were issued and outstanding, and (ii) no shares of Aaron’s Common Stock were held in the treasury of Aaron’s.
(b)   All of the outstanding shares of Aaron’s Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Section 2.3(b)(i) of the Aaron’s Disclosure Schedule, none of the outstanding shares of Aaron’s Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Aaron’s Common Stock are subject to any right of first refusal in favor of Aaron’s. Except as contemplated herein or as set forth in Section 2.3(b) of the Aaron’s Disclosure Schedule, there is no Aaron’s Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Aaron’s Common Stock. Aaron’s is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Aaron’s Common Stock or other securities. Section 2.3(b)(ii) of the Aaron’s Disclosure Schedule accurately and completely describes all repurchase rights held by Aaron’s with respect to shares of Aaron’s Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c)   Except as set forth in Section 2.3(c) of the Aaron’s Disclosure Schedule, Aaron’s does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.
(d)   Except as set forth in Section 2.3(d) of the Aaron’s Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Aaron’s or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Aaron’s or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Aaron’s or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Aaron’s or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Aaron’s or any of its Subsidiaries.
(e)   All outstanding shares of Aaron’s Common Stock, as well as all options, warrants and other securities of Aaron’s, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except as identified on Section 2.3(d) of the Aaron’s Disclosure Schedule, there are no warrants to purchase capital stock of Aaron’s outstanding on the date of this Agreement.
(f)   Section 2.3(f) of the Aaron’s Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all outstanding Aaron’s PCU Awards and Aaron’s RCG Awards, including with respect to each such Aaron’s PCU Award and Aaron’s RCG Award, (i) the holder, (ii) the date of grant, (iii) the amount payable by Aaron’s under each Aaron’s PCU Award (assuming the applicable performance measures are achieved at target) and Aaron’s RCG Award as of the date of this Agreement, (iv) if applicable, the date on which each Aaron’s PCU Award and Aaron’s RCG Award expires, and (v) the aggregate amount, taken as a whole, that would be payable by Aaron’s pursuant to each such Aaron’s PCU Award and Aaron’s RCG Award on the Closing Date, assuming the Closing has occurred and with respect to the Aaron’s PCU Awards assuming the applicable performance measures are achieved at target.
2.4.   Financial Statements.
(a)   Section 2.4(a) of the Aaron’s Disclosure Schedule includes true and complete copies of (i) Aaron’s audited consolidated balance sheet at December 31, 2023, (ii) Aaron’s audited consolidated balance sheet at December 31, 2024, (iii) the Aaron’s Unaudited Interim Balance Sheet, (iv) Aaron’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2023, (v) Aaron’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2024, and (vi) Aaron’s unaudited statements of income and cash flow for the nine (9) months ended September 30, 2025 and for the corresponding period in the prior fiscal year (collectively, the “Aaron’s Financials”). The Aaron’s Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Aaron’s Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount other than as may be indicated in the notes thereto) applied on a consistent basis with Aaron’s past practice unless otherwise noted therein throughout the periods indicated and (B) fairly present in all material respects the financial condition and operating results of Aaron’s and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b)   Each of Aaron’s and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Aaron’s and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c)   Section 2.4(c) of the Aaron’s Disclosure Schedule lists, and Aaron’s has made available to Katapult and CCFI accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Aaron’s or any of its Subsidiaries since January 1, 2023.

(d)   Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president or general counsel of Aaron’s, Aaron’s, the Aaron’s Board or any committee thereof. Since January 1, 2023, Aaron’s has not identified, nor have Aaron’s independent auditors identified to Aaron’s, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Aaron’s and its Subsidiaries, (ii) any fraud, whether or not material, that involves Aaron’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Aaron’s and its Subsidiaries or (iii) any written claim or allegation regarding any of the foregoing.
2.5.   Absence of Changes.   Except as set forth in Section 2.5 of the Aaron’s Disclosure Schedule, between January 1, 2025 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, Aaron’s has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Aaron’s or any Aaron’s Subsidiary, taken as a whole (whether or not covered by insurance), (b) any Aaron’s Material Adverse Effect or any event or development that, individually or in the aggregate, would be reasonably expected to have an Aaron’s Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Katapult and CCFI pursuant to Section 5.3(b).
2.6.   Title to Assets.   Each of Aaron’s and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Aaron’s or an Aaron’s Subsidiary free and clear of any Encumbrances, except for Permitted Encumbrances.
2.7.   Real Property; Leasehold.   All real property or interests in real property (including leaseholds created under any real property leases) owned by Aaron’s or any Aaron’s Subsidiary are in full force and effect and with no Encumbrances (except for Permitted Encumbrances) or existing material defaults thereunder.
2.8.   Intellectual Property.
(a)   Section 2.8(a) of the Aaron’s Disclosure Schedule lists all Aaron’s Registered Intellectual Property, including the jurisdictions in which each such item of Aaron’s Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Aaron’s Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Aaron’s Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Aaron’s Registered Intellectual Property and recording the Aaron’s ownership interests therein.
(b)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s and its Subsidiaries own each item of Aaron’s-Owned IP Rights, free and clear of any Encumbrances, except for Permitted Encumbrances.
(c)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, the Aaron’s-Owned IP Rights are valid and enforceable.
(d)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, (i) to the Knowledge of Aaron’s, the operation of the business of Aaron’s and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2023, does not infringe, misappropriate, or violate any Third-Party IP Rights and (ii) as of the date hereof, Aaron’s has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.

(e)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, (i) to the Knowledge of Aaron’s, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Aaron’s-Owned IP Rights, by any third party and (ii) as of the date hereof, Aaron’s has not instituted any Legal Proceedings for infringement or misappropriation of any Aaron’s-Owned IP Rights.
(f)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, each consultant and employee involved in the creation of any material Aaron’s-Owned IP Rights for Aaron’s has executed an agreement that, to the extent permitted by Law, with respect to such employees, assigns to Aaron’s and/or an Aaron’s Subsidiary (or otherwise grants sufficient rights in) all Intellectual Property that is developed by such employee in the course of their employment, and contains confidentiality provisions protecting confidential information of Aaron’s (or such employee has executed a separate agreement that contains such confidentiality provisions or is subject to comparable professional obligations of confidentiality) and, with respect to such consultants (to the extent it was Aaron’s intention to own such Intellectual Property), or otherwise grants Aaron’s and/or Aaron’s Subsidiary sufficient rights to, assigns to Aaron’s and/or an Aaron’s Subsidiary all Intellectual Property that is developed by such consultants in the course of performing services for Aaron’s or any Aaron’s Subsidiaries.
(g)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, no government funding or facilities of a university, college, other educational institution or research center were used in the development of the Aaron’s-Owned IP Rights.
(h)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, neither the execution and delivery of this Agreement nor the performance of Aaron’s obligations under this Agreement will cause (i) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Aaron’s IP Right or (ii) additional payment obligations by Aaron’s in order to use or exploit Aaron’s IP Rights to the same extent as Aaron’s was permitted before the date hereof.
(i)   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Aaron’s-Owned IP Rights that Aaron’s intends to retain as confidential and the value of which to Aaron’s business is contingent upon maintaining the confidentiality thereof (“Aaron’s Confidential Information”). Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, all use and/or disclosure of Aaron’s Confidential Information to a third party has been pursuant to the terms of a written Contract between Aaron’s or its Subsidiaries and such third party (or subject to comparable professional obligations of confidentiality). Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, Aaron’s has not experienced any breach of security or unauthorized access by third parties to Aaron’s Confidential Information and any Aaron’s Confidential Information in Aaron’s or any of its Subsidiaries’ possession, custody or control.
(j)   Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 2.8 are the only representations and warranties made by Aaron’s that address matters relating to Intellectual Property.
2.9.   Agreements, Contracts and Commitments.
(a)   Section 2.9 of the Aaron’s Disclosure Schedule identifies, as of the date hereof:
(i)   each Aaron’s Contract relating to the employment of, or the performance of services by, any employee, natural person consultant or natural person independent contractor, that (A) is not terminable at will by Aaron’s or the Aaron’s Subsidiaries, except to the extent general principles of wrongful termination law may limit Aaron’s, Aaron’s Subsidiaries’ or such successor’s ability to terminate employees at will and (B) provides for annual base compensation or fees in excess of $375,000;

(ii)   any collective bargaining agreement or other Aaron’s Contract with any labor union, labor organization, or works council (each an “Aaron’s Labor Agreement”);
(iii)   any Aaron’s Contract that is a settlement, conciliation or similar agreement with any Governmental Authority entered into in the last two years or pursuant to which Aaron’s or any Aaron’s Subsidiary will have any material outstanding obligation after the date of this Agreement;
(iv)   each Aaron’s Employee Plan (as defined below), any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);
(v)   each Aaron’s Contract containing any covenant limiting the freedom of Aaron’s, its Subsidiaries or the Aaron’s Surviving Corporation to engage in any line of business or compete with any Person, in a manner that would be material to Aaron’s and the Aaron’s Subsidiaries taken as a whole;
(vi)   each Aaron’s Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 and not cancelable without penalty;
(vii)   each Aaron’s Contract relating to the disposition or acquisition of assets or any ownership interest in any Entity for aggregate consideration in excess of $500,000;
(viii)   each Aaron’s Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Aaron’s or any Aaron’s Subsidiary or any loans or debt obligations with officers or directors of Aaron’s;
(ix)   all material Contracts pursuant to which Aaron’s or an Aaron’s Subsidiary grants any Person a license under any Aaron’s IP Rights, other than non-exclusive licenses granted in the Ordinary Course of Business;
(x)   other than generally available commercial end-user licenses to software, all Contracts pursuant to which Aaron’s or an Aaron’s Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;
(xi)   each Aaron’s Contract (A) appointing a third party to distribute any Aaron’s product, service or technology (identifying any that contain exclusivity provisions); (B) under which Aaron’s or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Aaron’s or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Aaron’s or such Aaron’s Subsidiary; or (C) to license any third party to manufacture or produce any Aaron’s product, service or technology or any Contract to sell, distribute or commercialize any Aaron’s products or service, except in each case, any agreements in the Ordinary Course of Business;
(xii)   each Aaron’s Contract with any financial advisor, broker, finder or investment banker providing advisory services to Aaron’s in connection with the Contemplated Transactions;
(xiii)   each Aaron’s Related Party Contract; or
(xiv)   any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Aaron’s which involves payment or receipt by Aaron’s or its Subsidiaries under any such agreement, contract or commitment of $2,500,000 or more in the aggregate or obligations after the date of this Agreement in excess of $2,500,000 in the aggregate.
(b)   Aaron’s has made available to Katapult and CCFI accurate and complete (except for applicable redactions thereto) copies of all Aaron’s Material Contracts, including all amendments thereto. Except as set forth in Section 2.9 of the Aaron’s Disclosure Schedule, or as, individually or in the aggregate, has not had and would not be reasonably expected to have a Katapult Material Adverse

Effect, neither Aaron’s nor any of its Subsidiaries has, nor to Aaron’s Knowledge, as of the date of this Agreement has any other party to an Aaron’s Material Contract, materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Aaron’s or its Subsidiaries is a party or by which it is bound of the type required to be listed as of the date hereof on in Section 2.9(a) of the Aaron’s Disclosure Schedule (any such agreement, contract or commitment, a “Aaron’s Material Contract”). The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Aaron’s, any Aaron’s Subsidiary or the Aaron’s Surviving Corporation to any Person under any Aaron’s Material Contract that would be material to Aaron’s and the Aaron’s Subsidiaries, taken as a whole.
2.10.   Liabilities.   Neither Aaron’s nor any Aaron’s Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise required to be reflected in the financial statements in accordance with GAAP (each a “Liability”), except for: (a) Liabilities identified as such in the Aaron’s Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Aaron’s or its Subsidiaries since the date of the Aaron’s Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Aaron’s or any Aaron’s Subsidiary under Aaron’s Contracts, including the reasonably expected performance of such Aaron’s Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities described in Section 2.10 of the Aaron’s Disclosure Schedule and (f) Liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect.
2.11.   Compliance; Permits.
(a)   Aaron’s and each Aaron’s Subsidiary are, and since January 1, 2023 have been, in compliance with all applicable Legal Requirements, except as would not be material to Aaron’s and the Aaron’s Subsidiaries taken as a whole. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of Aaron’s, threatened against Aaron’s or any Aaron’s Subsidiary. There is no settlement agreement, judgment, injunction, order or decree binding upon Aaron’s or any Aaron’s Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Aaron’s or any Aaron’s Subsidiary, any acquisition of material property by Aaron’s or any Aaron’s Subsidiary or the conduct of business by Aaron’s or any Aaron’s Subsidiary as currently conducted except as, individually or in the aggregate, has not had and would not have an Aaron’s Material Adverse Effect, (ii) is reasonably likely to have an Aaron’s Material Adverse Effect or (iii) is reasonably likely to have the effect of preventing, making illegal or otherwise prohibiting the Contemplated Transactions.
(b)   Aaron’s and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Aaron’s (the “Aaron’s Permits”) as currently conducted. Each of Aaron’s and each Aaron’s Subsidiary is in material compliance with the terms of Aaron’s Permits. Except as, individually or in the aggregate, has not had and would not have an Aaron’s Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Aaron’s, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Aaron’s Permit.
2.12.   Anti-Corruption Compliance; Trade Control Laws and Sanctions.
(a)   For the past three (3) years, Aaron’s, and its directors, officers and employees, and, to the Knowledge of Aaron’s, its agents, Representatives and other Persons acting on behalf of Aaron’s have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.
(b)   For the past three (3) years, Aaron’s has had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.

(c)   None of Aaron’s, nor any director, officer or, to Aaron’s Knowledge, employee or agent of Aaron’s is a Sanctioned Person.
(d)   There are no pending, or, to the Knowledge of Aaron’s, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Aaron’s with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three (3) years, Aaron’s has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.
(e)   For the past three (3) years, Aaron’s has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aaron’s, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Aaron’s were, have been and are executed only in accordance with management’s general or specific authorization.
2.13.   Tax Matters.
(a)   All income and other material Tax Returns required to have been filed by Aaron’s and each Aaron’s Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where Aaron’s or any Aaron’s Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b)   All material Taxes due and owing by Aaron’s or any Aaron’s Subsidiary (whether or not shown on any Tax Return) have been paid or accrued. Any unpaid Taxes of Aaron’s and any Aaron’s Subsidiary have been reserved for on the Aaron’s Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Aaron’s Unaudited Interim Balance Sheet, neither Aaron’s nor any Aaron’s Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   Aaron’s and each Aaron’s Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(d)   There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Aaron’s Unaudited Interim Balance Sheet) upon any of the assets of Aaron’s or any Aaron’s Subsidiary.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to Aaron’s or any Aaron’s Subsidiary which agreement or ruling would be effective after the Closing Date.
(f)   No deficiencies for Taxes with respect to Aaron’s or any Aaron’s Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of Aaron’s or any Aaron’s Subsidiary. Neither Aaron’s nor any Aaron’s Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.
(g)   Aaron’s has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)   Neither Aaron’s nor any Aaron’s Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(i)   Neither Aaron’s nor any Aaron’s Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Aaron’s or an Aaron’s Subsidiary). Neither Aaron’s nor any Aaron’s Subsidiary has any Liability for the Taxes of any Person (other than Aaron’s and any Aaron’s Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(j)   Neither Aaron’s nor any Aaron’s Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or in each case any similar provision of state, local, or non-U.S. law) during the two (2) years prior to the Aaron’s Merger Effective Time.
(k)   Neither Aaron’s nor any Aaron’s Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).
(l)   Neither Aaron’s nor any Aaron’s Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or fixed base (in each case, within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
(m)   Neither Aaron’s nor any Aaron’s Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither Aaron’s nor any Aaron’s Subsidiary has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).
(n)   Neither Aaron’s nor any Aaron’s Subsidiary has taken or has agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions described in this Agreement from qualifying for the Intended Tax Treatment.
(o)   No power of attorney that has been granted by Aaron’s or any Aaron’s Subsidiary with respect to a Tax matter is currently in effect.
2.14.   Employee Benefit Plans.
(a)   Section 2.14(a)(1) of the Aaron’s Disclosure Schedule lists all material Aaron’s Employee Plans. “Aaron’s Employee Plans” shall mean all Employee Plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of Aaron’s or the Aaron’s Subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by Aaron’s or the Aaron’s Subsidiaries, or with respect to which Aaron’s or the Aaron’s Subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).

(b)   Aaron’s has made available to Katapult and CCFI a true and complete copy of each material Aaron’s Employee Plan and has made available to Katapult and CCFI a true and complete copy of each material plan document (or, for any unwritten Aaron’s Employee Plan, a written description of the material terms of such Aaron’s Employee Plan), including as applicable (i) a copy of each trust, insurance or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on the Form 5500 for the each of the prior three (3) years, and attached schedules, audited financial statements and actuarial valuations, (iv) the most recently received IRS determination, opinion or advisory letter for each such Aaron’s Employee Plan intended to be qualified under Code Section 401(a), and (v) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither Aaron’s nor any Aaron’s Subsidiary has any commitment (A) to create, enter into, incur material liability with respect to or cause to exist any other material Employee Plan, (B) to enter into any Contract to provide compensation or benefits to any employee or individual service provider, other than in the Ordinary Course of Business, or (C) to materially modify, change or terminate any Aaron’s Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Laws.
(c)   No Aaron’s Employee Plan is, and neither Aaron’s nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, has ever maintained, contributed to, or had any liability or obligation to contribute to, or has or has had any liability (fixed contingent or otherwise) under or with respect to any plan or arrangement that is, whether or not terminated: (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 210 of ERISA), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a funded welfare benefit plan within the meaning of or Section 419 of the Code, or (v) any plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto) (each, an “ERISA Plan”).
(d)   None of the Aaron’s Employee Plans provides for or promises retiree medical, disability or life insurance or similar benefits for any period of time beyond the termination of employment or other service to any current or former employee, officer or director of Aaron’s or any Aaron’s Subsidiary, except as required by COBRA for which the participant pays the full amount of the required premiums or contributions.
(e)   Except as provided in this Agreement or as set forth in Section 2.14(e) of the Aaron’s Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee or natural person service provider of Aaron’s or the Aaron’s Subsidiaries to any payment or benefit, severance, forgiveness of indebtedness, vesting, distribution, or increase in payments or benefits under or with respect to any Aaron’s Employee Plan that is material, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Aaron’s Employee Plan, (iii) trigger any obligation to fund any Aaron’s Employee Plan, (iv) limit the right to merge, amend or terminate any Aaron’s Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Aaron’s and the Aaron’s Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(4) of the Code.
(f)   No current or former director, employee, or consultant of Aaron’s or the Aaron’s Subsidiaries is entitled to receive a tax gross-up or “make-whole” payment with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.
(g)   Each Aaron’s Employee Plan is and at all times has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Aaron’s and the Aaron’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of Aaron’s, there is no material default or material violation by any party to, any Aaron’s Employee Plan. No Legal Proceeding or claim is pending or threatened with respect to any Aaron’s Employee Plan (other than routine claims for benefits in the Ordinary Course of Business), and to the Knowledge of Aaron’s, there is no reasonable basis for any such Legal Proceeding or claim.
(h)   Each Aaron’s Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter from the IRS with respect to such qualification, or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and no event or omission has occurred that would reasonably be expected to cause any Aaron’s Employee Plan to lose such qualification.
(i)   There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt) with respect to any Aaron’s Employee Plan that would reasonably be expected to result in material liability to Aaron’s or any Aaron’s Subsidiaries. All contributions, premiums or payments required to be made with respect to any Aaron’s Employee Plan have been timely made, except as would not result in material liability to Aaron’s or the Aaron’s Subsidiaries.
(j)   Each Aaron’s Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder such that no material Taxes or interest is due and owing in respect of such Aaron’s Employee Plan failing to be in compliance therewith. No Aaron’s Employee Plan is, has been or would be, as applicable, subject to any material tax, penalty or interest under Section 409A of the Code.
(k)   No Aaron’s Employee Plan is an International Plan.
(l)   Aaron’s, the Aaron’s Subsidiaries and each Aaron’s Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and at all applicable times have been, in material compliance with the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations and guidance issued thereunder (collectively, the “ACA”). No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject Aaron’s, any Aaron’s Subsidiary or any Aaron’s Employee Plan to penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the ACA.
2.15.   Labor and Employment.
(a)   Aaron’s and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to employment, labor, and labor practices, including but not limited to those related to wages, hours, overtime, employee and contractor classification, collective bargaining, equal employment opportunity, occupational health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability accommodation or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1998, as amended or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action obligations, and unemployment insurance, and are not, and in the past three (3) years have not been, liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, taxes, penalties, fees or other sums for failure to comply with any of the foregoing, which would have an Aaron’s Material Adverse Effect. There is no charge or other Legal Proceeding pending or, to the Knowledge of Aaron’s, threatened or reasonably anticipated before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of Aaron’s or any Aaron’s Subsidiary, which would have an Aaron’s Material Adverse Effect, except as described on Section 2.15(a) of the Aaron’s Disclosure Schedule. Neither Aaron’s nor any Aaron’s Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices, which would have an Aaron’s Material Adverse Effect. Neither Aaron’s nor any Aaron’s Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to Aaron’s or any Aaron’s Subsidiary, and to the Knowledge of Aaron’s, no such investigation or inquiry is in progress, in each case, which would have an Aaron’s Material Adverse Effect. The employment of all employees of Aaron’s and its Subsidiaries is terminable at will without cost or liability to Aaron’s or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Section 2.15(a) of the Aaron’s Disclosure Schedule.
(b)   Aaron’s has made available to Katapult and CCFI a list of each employee and consultant that provides services to Aaron’s or any Aaron’s Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. To the Knowledge of Aaron’s, no Key Employee has advised Aaron’s or any Aaron’s Subsidiary of his or her intention to terminate his or her relationship as an employee of Aaron’s or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Section 2.15(b) of the Aaron’s Disclosure Schedule, Aaron’s and the Subsidiary have no plans or intentions to terminate any Key Employee. Section 2.15(b) of the Aaron’s Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from Aaron’s or any Aaron’s Subsidiary.
(c)   To the Knowledge of Aaron’s, no current or former employee, officer, director, or natural person independent contractor of Aaron’s or any Aaron’s Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that restricts (i) the performance of his or her duties as an employee, officer, director or independent contractor of Aaron’s or Aaron’s Subsidiary, or (ii) the ability of Aaron’s or any Aaron’s Subsidiary to conduct its business, in each case, in any manner that would have an Aaron’s Material Adverse Effect. To the Knowledge of Aaron’s, no employee, officer, director, or natural person independent contractor of Aaron’s is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (i) owed to Aaron’s or any Aaron’s Subsidiary; or (ii) owed to any third party with respect to such person’s rights to be employed or engaged by Aaron’s or an Aaron’s Subsidiary, in each case, which would have an Aaron’s Material Adverse Effect.
(d)   There are no material controversies pending or, to the Knowledge of Aaron’s, threatened between Aaron’s or any Aaron’s Subsidiary and any of their respective present or former employees or independent contractors.
(e)   Neither Aaron’s nor any Aaron’s Subsidiary is a party to, nor bound by, any Aaron’s Labor Agreement; and, to the Knowledge of Aaron’s, none of the employees or natural person independent contractors of Aaron’s or any Aaron’s Subsidiary is represented by any union, works council, or any other labor organization. To the Knowledge of Aaron’s, there are, and in the past five (5) years, there have been, no labor organizing activities or proceedings of any labor union to organize any such employees or independent contractors.
(f)   There are, and, for the past five (5) years, there have been, no labor grievances, unfair labor practice charges, material labor arbitrations, or other material labor disputes against Aaron’s or any Aaron’s Subsidiary, including pending, or, to the Knowledge of Aaron’s, threatened, against Aaron’s or any Aaron’s Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of Aaron’s or any Aaron’s Subsidiary has made a written or formal demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of Aaron’s, threatened to be brought or filed with the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. There is, and for the past three (3) years there has been, no strike, slowdown, work stoppage lockout, picketing, handbilling, or other material labor dispute, or, to the Knowledge of Aaron’s, threat thereof, by or with respect to any employees of Aaron’s or any Aaron’s Subsidiary.

(g)   Except as would not result in material liability to Aaron’s, in the past three (3) years, all individuals who are or were performing consulting or other services for Aaron’s or any Aaron’s Subsidiary have been correctly classified by Aaron’s or Aaron’s Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to Aaron’s or its Subsidiaries, in the past three (3) years, all individuals who are classified as exempt and are or were performing services for Aaron’s or any Aaron’s Subsidiary have been correctly classified by Aaron’s or Aaron’s Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.
(h)   In the past five (5) years, Aaron’s and each Aaron’s Subsidiary has promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Aaron’s and each Aaron’s Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither Aaron’s nor any Aaron’s Subsidiary reasonably expects any material Liabilities with respect to any such allegations or is aware of any such allegations relating to officers, directors, employees, contractors, or agents of Aaron’s or any Aaron’s Subsidiary.
2.16.   Environmental Matters.   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s and each Aaron’s Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Aaron’s of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Aaron’s nor any Aaron’s Subsidiary has received since January 1, 2024 any written notice, whether from a Governmental Body or employee, that alleges that Aaron’s or any Aaron’s Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Aaron’s, there are no facts or circumstances reasonably likely to result in material liability under Environmental Laws. To the Knowledge of Aaron’s: (a) no current or prior owner of any property currently or then leased or controlled by Aaron’s or any of its Subsidiaries has received since January 1, 2024 any written notice or other communication (in writing or otherwise) relating to property owned or leased by Aaron’s or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Aaron’s or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (b) neither Aaron’s nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have an Aaron’s Material Adverse Effect.
2.17.   Insurance.   Aaron’s has made available to Katapult and CCFI accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Aaron’s and each Aaron’s Subsidiary. Each of the insurance policies is in full force and effect and Aaron’s and each Aaron’s Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Aaron’s nor any Aaron’s Subsidiary has received any written notice or other written communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Aaron’s, there is no pending workers’ compensation or other claim under or based upon any insurance policy of Aaron’s or any Aaron’s Subsidiary outside the ordinary course that would reasonably be expected to have an Aaron’s Material Adverse Effect. Except for such matters as are not material to Aaron’s and the Aaron’s Subsidiaries, taken as a whole, Aaron’s and each Aaron’s Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Aaron’s or any Aaron’s Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of Aaron’s, informed Aaron’s or any Aaron’s Subsidiary of its intent to do so.
2.18.   Legal Proceedings; Orders.
(a)   Except as set forth in Section 2.18(a) of the Aaron’s Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding, and, to the Knowledge of Aaron’s, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Aaron’s or any of its Subsidiaries, any director or officer of Aaron’s (in his or her capacity as such) or any of the material assets owned or used by Aaron’s or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except, individually or in the aggregate as had not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect. To the Knowledge of Aaron’s, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious material Legal Proceeding, except, individually or in the aggregate, as has not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect.
(b)   As of the date of this Agreement, there is no order, writ, injunction, judgment or decree to which Aaron’s or any Aaron’s Subsidiary, or any of the material assets owned or used by Aaron’s or any Aaron’s Subsidiary, is subject, except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect. To the Knowledge of Aaron’s, no officer or other Key Employee of Aaron’s or any Aaron’s Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Aaron’s or any Aaron’s Subsidiary or to any material assets owned or used by Aaron’s or any Aaron’s Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect.
2.19.   Authority; Binding Nature of Agreement.   Aaron’s has all necessary corporate power and authority to enter into this Agreement and to consummate the Contemplated Transactions. Aaron’s Board (at one or more meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of Aaron’s and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions, subject to the Required Aaron’s Stockholder Vote; and (c) recommended the adoption and approval of this Agreement by the holders of Aaron’s Common Stock. This Agreement has been duly executed and delivered by Aaron’s and, assuming the due authorization, execution and delivery by Katapult and CCFI, constitutes the legal, valid and binding obligation of Aaron’s, enforceable against Aaron’s in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “General Enforceability Exceptions”).
2.20.   Vote Required.   The affirmative vote of the holders of a majority of the shares of Aaron’s Common Stock that are issued and outstanding on the record date for the Aaron’s Stockholder Written Consent (the “Required Aaron’s Stockholder Vote”) is the only vote of the holders of any class or series of Aaron’s Common Stock necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 6.2(a).
2.21.   Non-Contravention; Consents.   Subject to Section 2.21 of the Aaron’s Disclosure Schedule, and subject to obtaining the Required Aaron’s Stockholder Vote, the filing of the Aaron’s Certificate of Merger required by the DGCL and any filings or notifications that may be required in connection with the Aaron’s Merger under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by Aaron’s, nor (y) the consummation of the Aaron’s Merger, will directly or indirectly (with or without notice or lapse of time):
(a)   contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Aaron’s;
(b)   contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Aaron’s, other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Aaron’s or its Subsidiaries, or any of the assets owned or used by Aaron’s or its Subsidiaries, is subject;
(c)   contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Aaron’s or its Subsidiaries or that otherwise relates to the business of Aaron’s or its Subsidiaries or to any of the material assets owned or used by Aaron’s or its Subsidiaries;
(d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Aaron’s Material Contract, except for any breach or default, that would not reasonably be expected to result in an Aaron’s Material Adverse Effect; or
(e)   result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Aaron’s or its Subsidiaries, except as would not reasonably be expected to result in an Aaron’s Material Adverse Effect.
Except (i) for any Consent set forth in Section 2.21 of the Aaron’s Disclosure Schedule under any Aaron’s Contract, (ii) the filing of the Aaron’s Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and any US or non-US antitrust, merger control, or competition laws, neither Aaron’s nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person, except as would not reasonably be expected to result in an Aaron’s Material Adverse Effect in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Aaron’s Merger.
2.22.   No Financial Advisor.   Except as set forth in Section 2.22 of the Aaron’s Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Aaron’s or any of its Subsidiaries.
2.23.   Privacy.   Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s has complied with all Privacy Obligations and its respective privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by Aaron’s or by third parties that collect or have access to Personal Information on behalf of Aaron’s. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all Privacy Obligations and with Aaron’s privacy policies. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, there has been no (a) unauthorized acquisition of, access to, loss of, or misuse of any Sensitive Data, or (b) unauthorized or unlawful processing of any Sensitive Data, in each case, used or held for use by or on behalf of Aaron’s. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, no Person has, since January 1, 2024, commenced or threatened in writing to commence any Legal Proceeding with respect to Aaron’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, Aaron’s.
2.24.   Disclosure.   The information supplied by Aaron’s and each Aaron’s Subsidiary for inclusion in the Proxy Statement/Prospectus (including any Aaron’s Financials) will not, as of the date of the Proxy Statement/Prospectus or as of the date such information is prepared or presented, (a) contain any statement that is inaccurate or misleading with respect to any material facts or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.
2.25.   Rent-to-Own Business.
(a)   Aaron’s Rental Contract Forms.   Aaron’s has made available to Katapult and CCFI copies of each material form of lease-to-own or rent-to-own Contract used in the businesses of Aaron’s or any of its Subsidiaries as of December 7, 2025 (each, a “Aaron’s Rental Contract Form”). Each Aaron’s Rental Contract Form, and each Aaron’s Material Contract entered into thereunder, complies in all material respects with applicable state Laws governing rental-purchase, lease-to-own or rent-to-own transactions with consumers in the jurisdiction(s) in which such Aaron’s Rental Contract Form or Aaron’s Material Contract is used. When validly executed by a customer of Aaron’s or any of its Subsidiaries, the Aaron’s Material Contract entered into based on the applicable Aaron’s Rental Contract

Form represents a legal, valid and binding obligation of the customer named therein, enforceable in accordance with its terms, subject to applicable General Enforceability Exceptions.
(b)   No Credit Products or Consumer Financial Products or Services.   The Aaron’s Rental Contract Forms and the Aaron’s Material Contracts entered into thereunder do not constitute loans, credit sales, or the extension of credit under applicable Laws governing loans or the extension of credit.
2.26.   Franchise Matters.
(a)   Each Franchise Agreement, and the administration and relationship of such Franchise Agreement, complies in all material respects with all applicable Laws. Each Franchise Disclosure Document of the Franchise System that Aaron’s or any of its Subsidiaries has used to offer or sell Franchises since January 1, 2023 has contained all material information required by Franchise Laws and has otherwise been prepared and delivered to prospective Franchisees in compliance in all material respects with Franchise Laws. Except as specifically set forth in a Franchise Agreement for a Franchised Location, neither Aaron’s nor any of its Subsidiaries has granted any right of first refusal, option, protected territory, expansion right, or other similar right or arrangement to a Franchisee or other Person. No stop order, investigation, enforcement action, or other Legal Proceeding is pending or, to the Knowledge of Aaron’s, threatened, that would prohibit, impede, or otherwise restrict Aaron’s or any of its Subsidiaries’ ability to offer, sell, or operate Franchises or enter into Franchise Agreements in any jurisdiction. Aaron’s and its Subsidiaries are (and have been at all times since January 1, 2023) in compliance in all material respects with Franchise Laws in connection with the offer or sale of Franchises, the ongoing relationships with Franchisees, and the termination, non-renewal and transfers of Franchises, including by retaining properly-signed Franchise Disclosure Documents of the Franchise System and receipts required by applicable Franchise Laws evidencing compliance in all material respects with disclosure waiting periods under the applicable Franchise Laws.
(b)   Section 2.26(b) of the Aaron’s Disclosure Schedule sets forth a true and complete list of the currently existing store locations operated by Franchisees pursuant to Franchise Agreements that are part of the Franchise System (each, a “Franchised Location”), indicating with respect to each Franchised Location, the name of the Franchisee, the address of the Franchised Location and the scheduled expiration date of the Franchise Agreement evidencing such Franchised Location. Each Franchise Agreement is in substantially the same form as the form of Franchise Agreement attached to the Franchise Disclosure Document of the Franchise System issued at the time such Franchise Agreement was signed. Aaron’s has made available to Katapult and CCFI all Franchise Agreements that are in effect as of the date of this Agreement. Each Franchise Agreement is valid, binding, and enforceable against the Franchisee party thereto, subject only to the General Enforceability Exceptions. To the Knowledge of Aaron’s, no Franchisee is in material default under its Franchise Agreement, and neither Aaron’s nor any of its Subsidiaries is in material default thereunder.
(c)   The execution, delivery and performance of this Agreement by Aaron’s do not and will not result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would constitute a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Franchise Agreement or related document to which Aaron’s or any of its Subsidiaries is a party or by which Aaron’s or any of its Subsidiaries or its or any of their respective properties are bound, except, for any such breach, violation, default, loss, right, termination, cancellation, amendment, acceleration or other occurrence that would not have an Aaron’s Material Adverse Effect.
2.27.   Related Party Transactions.   There are no contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Aaron’s or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the 1934 Act) of Aaron’s or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Aaron’s Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Aaron’s) of the type required to be reported in any Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “Aaron’s Related Party Contracts”).

2.28.   No Other Representations or Warranties.   Except for the representations and warranties expressly set forth in this Agreement, neither Aaron’s nor any other Person on behalf of Aaron’s makes any express or implied representation or warranty with respect to Aaron’s or with respect to any other information provided to Katapult, CCFI, Merger Sub 1 or Merger Sub 2 in connection with the transactions contemplated hereby.
2.29.   Disclaimer of Other Representations and Warranties.   Aaron’s acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Katapult, CCFI, Merger Sub 1 or Merger Sub 2 is not making and has not made any representations or warranties, express or implied, including without limitation as to accuracy or completeness, relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Mergers, and none of Aaron’s or its Representatives is relying on or entitled to rely on any representation or warranty of Katapult, CCFI, Merger Sub 1 or Merger Sub 2 except for those expressly set forth in this Agreement, (b) no Person has been authorized by Katapult, CCFI, Merger Sub 1 or Merger Sub 2 to make any representation or warranty relating to Katapult, CCFI, Merger Sub 1 or Merger Sub 2 or their respective businesses, and if made, such representation or warranty must not be relied upon by Aaron’s as having been authorized by Katapult, CCFI, Merger Sub 1 or Merger Sub 2 and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Aaron’s or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.
ARTICLE 3
Representations and Warranties of CCFI
CCFI represents and warrants to Katapult and Aaron’s as follows, except as set forth in the written disclosure schedule delivered by CCFI to Katapult and Aaron’s (the “CCFI Disclosure Schedule”). The CCFI Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3.
The disclosures in any section or subsection of the CCFI Disclosure Schedule shall qualify other sections and subsections in this Article 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the CCFI Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a CCFI Material Adverse Effect, or is outside the Ordinary Course of Business.
3.1.   Subsidiaries; Due Organization; Etc.
(a)   CCFI has no Subsidiaries, except for the Entities identified in Section 3.1(a) of the CCFI Disclosure Schedule (the “CCFI Subsidiaries”).
(b)   Each of CCFI and its Subsidiaries is a corporation or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and, except, for those jurisdictions where the failure to be so formed, existing or in good standing would not be reasonably expected to have, individually or in the aggregate, a CCFI Material Adverse Effect and has all necessary corporate or limited liability company power and authority to conduct its business in the manner in which its business is currently being conducted. CCFI is not an Affiliate of Aaron’s.
(c)   Each of CCFI and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had, and would not be reasonably expected to have a CCFI Material Adverse Effect.
(d)   Neither CCFI nor any of the other Entities identified in Section 3.1(a) of the CCFI Disclosure Schedule owns any capital stock of, or any equity interest of any other nature in, any other Entity, other than the Entities identified in Section 3.1(a) of the CCFI Disclosure Schedule. CCFI has not, at any time since January 1, 2025, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2.   Organizational Documents and Codes of Conduct.   CCFI has made available to Katapult and Aaron’s accurate and complete copies of the certificates of formation or incorporation (as applicable), bylaws and other charter and organizational documents, including all amendments thereto, for CCFI and each CCFI Subsidiary. Neither CCFI nor any CCFI Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.
3.3.   Capitalization, Etc.
(a)   The issued and outstanding units of CCFI as of the date of this Agreement consists of (i) 1,660,053,027 issued and outstanding Class D Preferred Units, (ii) 89,833,313 issued and outstanding Class A Common Units, (iii) 442,825 issued and outstanding Class C Common Units, and (iv) 5,573,073 issued Class M Common Units, 5,529,075 of which are outstanding and 43,998 of which are held in treasury.
(b)   All of the issued and outstanding CCFI Units have been validly issued in accordance with the CCFI Organizational Documents and are fully paid. Except as set forth in Section 3.3(b) of the CCFI Disclosure Schedule, none of the outstanding CCFI Units are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding CCFI Units are subject to any right of first refusal in favor of CCFI. Except as contemplated herein or as set forth in Section 3.3(b) of the CCFI Disclosure Schedule, there is no CCFI Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any CCFI Units. CCFI is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding CCFI Units or other securities.
(c)   Except as set forth in Section 3.3(c) of the CCFI Disclosure Schedule, CCFI does not have any stock option plan or any other equity or equity-based plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. Section 3.3(c) of the CCFI Disclosure Schedule sets forth the following information with respect to each CCFI Phantom Unit outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of CCFI Units subject to such CCFI Phantom Unit; (C) the date on which such CCFI Phantom Units were granted; and (D) the applicable vesting schedule, including the number of vested and unvested CCFI Units subject to such CCFI Phantom Units.
(d)   Section 3.3(d) of the CCFI Disclosure Schedule sets forth the following information with respect to each CCFI Warrant and each CCFI Option outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of CCFI Units subject to such CCFI Option or Warrant at the time of grant; (C) the date on which such CCFI Option or CCFI Warrant was granted; and (D) the applicable vesting schedule (if any), including the number of vested and unvested CCFI Units subject to such CCFI Option or CCFI Warrants. Except for the outstanding options to purchase CCFI Units as set forth in Section 3.3(d) of the CCFI Disclosure Schedule (the “CCFI Options”) and the outstanding warrants to purchase CCFI Units as set forth in Section 3.3(d) of the CCFI Disclosure Schedule (the “CCFI Warrants”) there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any CCFI Units or other securities of CCFI or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any CCFI Units or other securities of CCFI or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which CCFI or any of its Subsidiaries is or may become obligated to sell or otherwise issue any units or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any units or other securities of CCFI or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to CCFI or any of its Subsidiaries.
(e)   All outstanding CCFI Units, CCFI Phantom Units, CCFI Options, and CCFI Warrants as well as all options, warrants and other securities of CCFI, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. CCFI has made available to Katapult and Aaron’s accurate and complete copies of all CCFI Options and CCFI Warrants and the form of award agreement pursuant to which CCFI Units were granted. Awards of CCFI Units were granted pursuant the form award agreement made available to Katapult and Aaron’s without any material deviation.
3.4.   Financial Statements.
(a)   Section 3.4(a) of the CCFI Disclosure Schedule includes true and complete copies of (i) CCFI’s audited consolidated balance sheet at December 31, 2023, (ii) CCFI’s audited consolidated balance sheet at December 31, 2024, (iii) the CCFI Unaudited Interim Balance Sheet, (iv) CCFI’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2023, (v) CCFI’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2024, and (vi) CCFI’s unaudited statements of income and cash flow for the nine (9) months ended September 30, 2025 and for the corresponding period in the prior fiscal year (collectively, the “CCFI Financials”). The CCFI Financials (A) were prepared in accordance with GAAP (except as may be indicated in the footnotes to such CCFI Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount other than as may be indicated in the notes thereto) applied on a consistent basis with CCFI’s past practice unless otherwise noted therein throughout the periods indicated and (B) fairly present in all material respects the financial condition and operating results of CCFI and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b)   Each of CCFI and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. CCFI and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c)   Section 3.4(c) of the CCFI Disclosure Schedule lists, and CCFI has made available to Katapult and Aaron’s accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by CCFI or any of its Subsidiaries since January 1, 2023.
(d)   Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president or general counsel of CCFI, the CCFI Board or any committee thereof. Since January 1, 2023, CCFI has not identified, nor have CCFI’s independent auditors identified to CCFI, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by CCFI and its Subsidiaries, (ii) any fraud, whether or not material, that involves CCFI’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by CCFI and its Subsidiaries or (iii) any written claim or allegation regarding any of the foregoing.

3.5.   Absence of Changes.   Except as set forth in Section 3.5 of the CCFI Disclosure Schedule, between January 1, 2025 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, CCFI has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of CCFI or any CCFI Subsidiary, taken as a whole (whether or not covered by insurance), (b) any CCFI Material Adverse Effect or any event or development that, individually or in the aggregate, would be reasonably expected to have a CCFI Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Katapult and Aaron’s pursuant to Section 5.4(b).
3.6.   Title to Assets.   Each of CCFI and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by CCFI or a CCFI Subsidiary free and clear of any Encumbrances, except for Permitted Encumbrances.
3.7.   Real Property; Leasehold.   All real property or interests in real property (including leaseholds created under any real property leases) owned by CCFI or any CCFI Subsidiary are in full force and effect and with no Encumbrances (except for Permitted Encumbrances) or existing material defaults thereunder.
3.8.   Intellectual Property.
(a)   Section 3.8(a) of the CCFI Disclosure Schedule lists all CCFI Registered Intellectual Property, including the jurisdictions in which each such item of CCFI Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees currently due in connection with such CCFI Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such CCFI Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such CCFI Registered Intellectual Property and recording the CCFI’s ownership interests therein.
(b)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI and its Subsidiaries own each item of CCFI-Owned IP Rights, free and clear of any Encumbrances, except for Permitted Encumbrances.
(c)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, the CCFI-Owned IP Rights are valid and enforceable.
(d)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, (i) to the Knowledge of CCFI, the operation of the business of CCFI and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2023, does not infringe, misappropriate, or violate any Third-Party IP Rights and (ii) as of the date hereof, CCFI has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.
(e)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, (i) to the Knowledge of CCFI, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material CCFI-Owned IP Rights, by any third party and (ii) as of the date hereof, CCFI has not instituted any Legal Proceedings for infringement or misappropriation of any CCFI-Owned IP Rights.
(f)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, each consultant and employee involved in the creation of any material CCFI-Owned IP Rights for CCFI has executed an agreement that, to the extent permitted by Law, with respect to such employees, assigns to CCFI and/or a CCFI Subsidiary (or otherwise grants sufficient rights in) all Intellectual Property that is developed by such employee in the course of their employment and contains confidentiality provisions protecting confidential information of CCFI (or such employee has executed a separate agreement that contains confidentiality provisions or is subject to comparable professional obligations of confidentiality), and, with respect to such consultants, assigns to CCFI and/or a CCFI Subsidiary (to the extent it was CCFI’s intention to own such Intellectual Property), or otherwise grants CCFI and/or a CCFI Subsidiary sufficient rights to, all Intellectual Property that is developed by such consultants in the course of performing services for CCFI or any CCFI Subsidiaries.
(g)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, no government funding or facilities of a university, college, other educational institution or research center were used in the development of the CCFI-Owned IP Rights.
(h)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, neither the execution and delivery of this Agreement nor the performance of CCFI’s obligations under this Agreement will cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any CCFI IP Right, or (b) additional payment obligations by CCFI in order to use or exploit CCFI IP Rights to the same extent as CCFI was permitted before the date hereof.
(i)   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the CCFI-Owned IP Rights that CCFI intends to retain as confidential and the value of which to CCFI’s business is contingent upon maintaining the confidentiality thereof (“CCFI Confidential Information”). Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, all use and/or disclosure of CCFI Confidential Information to a third party has been pursuant to the terms of a written Contract between CCFI or its Subsidiaries and such third party (or subject to comparable professional obligations of confidentiality). Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, CCFI has not experienced any breach of security or unauthorized access by third parties to CCFI Confidential Information and any CCFI Confidential Information in CCFI’s or any of its Subsidiaries’ possession, custody or control.
(j)   Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 3.8 are the only representations and warranties made by CCFI that address matters relating to Intellectual Property.
3.9.   Agreements, Contracts and Commitments.
(a)   Section 3.9 of the CCFI Disclosure Schedule identifies, as of the date hereof:
(i)   each CCFI Contract relating to the employment of, or the performance of services by, any employee, natural person consultant or natural person independent contractor, that (A) is not terminable at will by CCFI or the CCFI Subsidiaries, except to the extent general principles of wrongful termination law may limit CCFI’s, CCFI’s Subsidiaries’ or such successor’s ability to terminate employees at will and (B) provides for annual base compensation or fees in excess of $375,000;
(ii)   any collective bargaining agreement or other CCFI Contract with any labor union, labor organization, or works council (each a “CCFI Labor Agreement”);
(iii)   any CCFI Contract that is a settlement, conciliation or similar agreement with any Governmental Authority entered into in the last two years or pursuant to which CCFI or any CCFI Subsidiary will have any material outstanding obligation after the date of this Agreement;
(iv)   each CCFI Employee Plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);
(v)   each CCFI Contract containing any covenant limiting the freedom of CCFI, its Subsidiaries or the CCFI Surviving Company to engage in any line of business or compete with any Person, in a manner that would be material to CCFI and the CCFI Subsidiaries taken as a whole;

(vi)   each CCFI Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 and not cancelable without penalty;
(vii)   each CCFI Contract relating to the disposition or acquisition of assets or any ownership interest in any Entity for aggregate consideration in excess of $500,000;
(viii)   each CCFI Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of CCFI or any CCFI Subsidiary or any loans or debt obligations with officers or directors of CCFI;
(ix)   all material Contracts pursuant to which CCFI or a CCFI Subsidiary grants any Person a license under any CCFI IP Rights, other than licenses granted in the Ordinary Course of Business;
(x)   other than generally available commercial end-user licenses to software, all Contracts pursuant to which CCFI or a CCFI Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;
(xi)   each CCFI Contract (A) appointing a third party to distribute any CCFI product, service or technology (identifying any that contain exclusivity provisions); (B) under which CCFI or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which CCFI or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by CCFI or such CCFI Subsidiary; or (C) to license any third party to manufacture or produce any CCFI product, service or technology or any Contract to sell, distribute or commercialize any CCFI products or service, except in each case, any agreements in the Ordinary Course of Business;
(xii)   each CCFI Contract with any financial advisor, broker, finder or investment banker providing advisory services to CCFI in connection with the Contemplated Transactions;
(xiii)   each CCFI Related Party Contract; or
(xiv)   any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by CCFI which involves payment or receipt by CCFI or its Subsidiaries under any such agreement, contract or commitment of $2,500,000 or more in the aggregate or obligations after the date of this Agreement in excess of $2,500,000 in the aggregate.
(b)   CCFI has made available to Katapult and Aaron’s accurate and complete (except for applicable redactions thereto) copies of all CCFI Material Contracts, including all amendments thereto. Except as set forth in Section 3.9 of the CCFI Disclosure Schedule, or as, individually or in the aggregate, has not had and would not reasonably be expected to have a CCFI Material Adverse Effect, neither CCFI nor any of its Subsidiaries has, nor to CCFI’s Knowledge, as of the date of this Agreement has any other party to a CCFI Material Contract, materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which CCFI or its Subsidiaries is a party or by which it is bound of the type required to be listed as of the date hereof on Section 3.9(a) of the CCFI Disclosure Schedule (any such agreement, contract or commitment, a “CCFI Material Contract”). The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from CCFI, any CCFI Subsidiary or the CCFI Surviving Company to any Person under any CCFI Material Contract that would be material to CCFI and the CCFI Subsidiaries, taken as a whole.
3.10.   Liabilities.   Neither CCFI nor any CCFI Subsidiary has any Liability, except for: (a) Liabilities identified as such in the CCFI Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by CCFI or its Subsidiaries since the date of the CCFI Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of CCFI or any CCFI Subsidiary under CCFI Contracts, including the reasonably expected performance of such CCFI Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities described in Section 3.10 of the CCFI Disclosure Schedule; and (f) Liabilities that, individual or in the aggregate, have not had and would not reasonably be expected to have a CCFI Material Adverse Effect.
3.11.   Compliance; Permits.
(a)   CCFI and each CCFI Subsidiary are, since January 1, 2023 have been, in compliance with all applicable Legal Requirements, except as would not be material to CCFI and CCFI’s Subsidiaries taken as a whole. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of CCFI, threatened against CCFI or any CCFI Subsidiary. There is no settlement agreement, judgment, injunction, order or decree binding upon CCFI or any CCFI Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of CCFI or any CCFI Subsidiary, any acquisition of material property by CCFI or any CCFI Subsidiary or the conduct of business by CCFI or any CCFI Subsidiary as currently conducted except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CCFI Material Adverse Effect, (ii) is reasonably likely to have a CCFI Material Adverse Effect or (iii) is reasonably likely to have the effect of preventing, making illegal or otherwise prohibiting the Contemplated Transactions.
(b)   CCFI and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of CCFI (the “CCFI Permits”) as currently conducted. Each of CCFI and each CCFI Subsidiary is in material compliance with the terms of CCFI Permits. Except as, individually or in the aggregate, would not reasonably be expected to have a CCFI Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of CCFI, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any CCFI Permit.
3.12.   Anti-Corruption Compliance; Trade Control Laws and Sanctions.
(a)   For the past three (3) years, CCFI, and its directors, officers and employees, and, to the Knowledge of CCFI, its agents, Representatives and other Persons acting on behalf of CCFI have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.
(b)   For the past three (3) years, CCFI has had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.
(c)   None of CCFI, nor any director, officer or, to CCFI’s Knowledge, employee or agent of CCFI is a Sanctioned Person.
(d)   There are no pending, or, to the Knowledge of CCFI, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against CCFI with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three (3) years, CCFI has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.
(e)   For the past three (3) years, CCFI has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CCFI, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of CCFI were, have been and are executed only in accordance with management’s general or specific authorization.
3.13.   Tax Matters.
(a)   All income and other material Tax Returns required to have been filed by CCFI and each CCFI Subsidiary have been timely filed (taking into account any extension of time within which to file)

with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where CCFI or any CCFI Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b)   All material Taxes due and owing by CCFI or any CCFI Subsidiary (whether or not shown on any Tax Return) have been paid or accrued. Any unpaid Taxes of CCFI and any CCFI Subsidiary have been reserved for on the CCFI Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the CCFI Unaudited Interim Balance Sheet, neither CCFI nor any CCFI Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   CCFI and each CCFI Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(d)   There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on CCFI’s Unaudited Interim Balance Sheet) upon any of the assets of CCFI or any CCFI Subsidiary.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to CCFI or any CCFI Subsidiary which agreement or ruling would be effective after the Closing Date.
(f)   No deficiencies for Taxes with respect to CCFI or any CCFI Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of CCFI or any CCFI Subsidiary. Neither CCFI nor any CCFI Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.
(g)   CCFI has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(h)   Neither CCFI nor any CCFI Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(i)   Neither CCFI nor any CCFI Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is CCFI). Neither CCFI nor any CCFI Subsidiary has any Liability for the Taxes of any Person (other than CCFI and any CCFI Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(j)   Neither CCFI nor any CCFI Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or in each case any similar provision of state, local, or non-U.S. law) during the two (2) years prior to the CCFI Merger Effective Time.
(k)   Neither CCFI nor any CCFI Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).

(l)   Neither CCFI nor any CCFI Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or fixed base (in each case, within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
(m)   Neither CCFI nor any CCFI Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither CCFI nor any CCFI Subsidiary has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).
(n)   Neither CCFI nor any CCFI Subsidiary has taken or has agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions described in this Agreement from qualifying for the Intended Tax Treatment.
(o)   No power of attorney that has been granted by CCFI or any CCFI Subsidiary with respect to a Tax matter is currently in effect.
(p)   CCFI is, and has been at all times since the date of its formation, properly classified as a corporation for U.S. federal income tax purposes.
3.14.   Employee Benefit Plans.
(a)   Section 3.14(a) of the CCFI Disclosure Schedule lists all material CCFI Employee Plans. “CCFI Employee Plans” shall mean all Employee Plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of CCFI or the CCFI Subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by CCFI or the CCFI Subsidiaries, or with respect to which CCFI or the CCFI Subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).
(b)   CCFI has made available to Katapult and Aaron’s a true and complete copy of each material CCFI Employee Plan and has made available to Katapult and Aaron’s a true and complete copy of each material plan document (or, for any unwritten CCFI Employee Plan, a written description of the material terms of such CCFI Employee Plan), including as applicable (i) a copy of each trust, insurance or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on the Form 5500 for the each of the prior three (3) years, and attached schedules, audited financial statements and actuarial valuations, (iv) the most recently received IRS determination, opinion or advisory letter for each such CCFI Employee Plan intended to be qualified under Code Section 401(a), and (v) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither CCFI nor any CCFI Subsidiary has any commitment (A) to create, enter into, incur liability with respect to or cause to exist any other material Employee Plan, program or arrangement, (B) to enter into any Contract to provide compensation or benefits to any employee or individual service provider, other than in the Ordinary Course of Business, or (C) to materially modify, change or terminate any CCFI Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Laws.
(c)   No CCFI Employee Plan is, and neither CCFI nor any of its ERISA Affiliates maintains, contributes to, or is required to contribute to, has ever maintained, contributed to, or had any liability or obligation to contribute to, or has or has had any liability (fixed, contingent or otherwise) under or with respect to any ERISA Plan, whether or not terminated.
(d)   None of the CCFI Employee Plans provides for or promises retiree medical, disability or life insurance or similar benefits for any period of time beyond the termination of employment or other service to any current or former employee, officer or director of CCFI or any CCFI Subsidiary, except as required COBRA for which the participant pays the full amount of the required premiums or contributions.
(e)   Except as provided in this Agreement or as set forth in Section 3.14(e) of the CCFI Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee or natural person service provider of CCFI or the CCFI Subsidiaries to any payment or benefit, severance, forgiveness of indebtedness, vesting, distribution, or increase in payments or benefits under or with respect to any CCFI Employee Plan that is material, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any CCFI Employee Plan, (iii) trigger any obligation to fund any CCFI Employee Plan, (iv) limit the right to merge, amend or terminate any CCFI Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to CCFI and the CCFI Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(4) of the Code.
(f)   No current or former director, employee, or consultant of CCFI or the CCFI Subsidiaries is entitled to receive a tax gross-up or “make-whole” payment with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.
(g)   Each CCFI Employee Plan is and at all times has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. CCFI and the CCFI Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of CCFI, there is no material default or material violation by any party to, any CCFI Employee Plan. No Legal Proceeding or claim is pending or threatened with respect to any CCFI Employee Plan (other than routine claims for benefits in the Ordinary Course of Business), and to the Knowledge of CCFI, there is no reasonable basis for any such Legal Proceeding or claim.
(h)   Each CCFI Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter from the IRS with respect to such qualification, or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and no event or omission has occurred that would reasonably be expected to cause any CCFI Employee Plan to lose such qualification.
(i)   There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt) with respect to any CCFI Employee Plan that would reasonably be expected to result in material liability to CCFI or any of the CCFI Subsidiaries. All contributions, premiums or payments required to be made with respect to any CCFI Employee Plan have been timely made, except as would not result in material liability to CCFI or the CCFI Subsidiaries.
(j)   Each CCFI Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder such that no material Taxes or interest is due and owing in respect of such CCFI Employee Plan failing to be in compliance therewith. No CCFI Employee Plan is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.
(k)   No CCFI Employee Plan is an International Plan.

(l)   CCFI, the CCFI Subsidiaries and each CCFI Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and at all applicable times have been, in material compliance with the ACA. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject CCFI, its Subsidiaries or any CCFI Employee Plan to penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the ACA.
3.15.   Labor and Employment.
(a)   CCFI and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to employment, labor, and labor practices, including but not limited to those related to wages, hours, overtime employee and contractor classification, collective bargaining, equal employment opportunity, occupational health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability accommodation or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action obligations, and unemployment insurance, and are not, and in the past three (3) years have not been, liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, taxes, penalties, fees or other sums for failure to comply with any of the foregoing, which would have a CCFI Material Adverse Effect. There is no charge or other Legal Proceeding pending or, to the Knowledge of CCFI, threatened or reasonably anticipated before the EEOC, any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of CCFI or any CCFI Subsidiary, which would have a CCFI Material Adverse Effect, except as described on Section 3.15(a) of the CCFI Disclosure Schedule. Neither CCFI nor any CCFI Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices, which would have a CCFI Material Adverse Effect. Neither CCFI nor any CCFI Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to CCFI or any CCFI Subsidiary, and to the Knowledge of CCFI, no such investigation or inquiry is in progress, in each case, which would have a CCFI Material Adverse Effect. The employment of all employees of CCFI and its Subsidiaries is terminable at will without cost or liability to CCFI or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Section 3.15(a) of the CCFI Disclosure Schedule.
(b)   CCFI has made available to Katapult and Aaron’s a list of each employee and consultant that provides services to CCFI or any CCFI Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. To the Knowledge of CCFI, no Key Employee has advised CCFI or any CCFI Subsidiary of his or her intention to terminate his or her relationship as an employee of CCFI or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Section 3.15(b) of the CCFI Disclosure Schedule, CCFI and the Subsidiary have no plans or intentions to terminate any Key Employee. Section 3.15(b) of the CCFI Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from CCFI or any CCFI Subsidiary.
(c)   To the Knowledge of CCFI, no current or former employee, officer, director, or natural person independent contractor of CCFI or any CCFI Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that restricts (i) the performance of his or her duties as an employee, officer, director or independent contractor of CCFI or CCFI Subsidiary, or (ii) the ability of CCFI or any CCFI Subsidiary to conduct its business, in each case in any manner that would have a CCFI Material Adverse Effect. To the Knowledge of CCFI, no employee, officer, director, or natural person independent contractor of CCFI is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (i) owed to CCFI or any CCFI Subsidiary; or (ii) owed to a third party with respect to such person’s right to be employed or engaged by CCFI or a CCFI Subsidiary, in each case, which would have a CCFI Material Adverse Effect.

(d)   There are no material controversies pending or, to the Knowledge of CCFI, threatened between CCFI or any CCFI Subsidiary and any of their respective present or former employees or independent contractors.
(e)   Neither CCFI nor any CCFI Subsidiary is a party to, nor bound by, any CCFI Labor Agreement; and, to the Knowledge of CCFI, none of the employees or natural person independent contractors of CCFI or any CCFI Subsidiary is represented by any union, works council, or any other labor organization. To the Knowledge of CCFI, there are, and in the past five (5) years, there have been, no labor organizing activities or proceedings of any labor union to organize any such employees or independent contractors.
(f)   There are, and, for the past five (5) years, have been, no labor grievances, unfair labor practice charges, material labor arbitrations, or other material labor disputes against CCFI or any CCFI Subsidiary, including pending, or, to the Knowledge of CCFI, threatened, against CCFI or any CCFI Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of CCFI or any CCFI Subsidiary has made a written or formal demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of CCFI, threatened to be brought or filed with the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. There is, and for the past three (3) years there has been, no strike, slowdown, work stoppage lockout, picketing, handbilling or other material labor dispute, or, to the Knowledge of CCFI, threat thereof, by or with respect to any employees of CCFI or any CCFI Subsidiary.
(g)   Except as would not result in material liability to CCFI, in the past three (3) years, all individuals who are or were performing consulting or other services for CCFI or any CCFI Subsidiary have been correctly classified by CCFI or CCFI Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to CCFI or its Subsidiaries, in the past three (3) years, all individuals who are classified as exempt and are or were performing services for CCFI or any CCFI Subsidiary have been correctly classified by CCFI or CCFI Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.
(h)   In the past five (5) years, CCFI and each CCFI Subsidiary has promptly, thoroughly, and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, CCFI and each CCFI Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither CCFI nor any CCFI Subsidiary reasonably expects any material Liabilities with respect to any such allegations or is aware of any such allegations relating to officers, directors, employees, contractors, or agents of CCFI or any CCFI Subsidiary.
3.16.   Environmental Matters.   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI and each CCFI Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by CCFI of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither CCFI nor any CCFI Subsidiary has received since January 1, 2024 any written notice, whether from a Governmental Body or employee, that alleges that CCFI or any CCFI Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of CCFI, there are no facts or circumstances reasonably likely to result in material liability under Environmental Laws. To the Knowledge of CCFI: (a) no current or prior owner of any property currently or then leased or controlled by CCFI or any of its Subsidiaries has received since January 1, 2024 any written notice or other communication (in writing or otherwise) relating to property owned or leased by CCFI or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or CCFI or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (b) neither CCFI nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a CCFI Material Adverse Effect.

3.17.   Insurance.   CCFI has made available to Katapult and Aaron’s accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of CCFI and each CCFI Subsidiary. Each of the insurance policies is in full force and effect and CCFI and each CCFI Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither CCFI nor any CCFI Subsidiary has received any written notice or other written communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of CCFI, there is no pending workers’ compensation or other claim under or based upon any insurance policy of CCFI or any CCFI Subsidiary outside the ordinary course that would reasonably be expected to have a CCFI Material Adverse Effect. Except for such matters as are not material to CCFI and the CCFI Subsidiaries, taken as a whole, CCFI and each CCFI Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against CCFI or any CCFI Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of CCFI, informed CCFI or any CCFI Subsidiary of its intent to do so.
3.18.   Legal Proceedings; Orders.
(a)   Except as set forth in Section 3.18(a) of the CCFI Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding, and, to the Knowledge of CCFI, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves CCFI or any of its Subsidiaries, any director or officer of CCFI (in his or her capacity as such) or any of the material assets owned or used by CCFI or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except, individually or in the aggregate, as would not reasonably be expected to have a CCFI Material Adverse Effect. To the Knowledge of CCFI, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious material Legal Proceeding, except, individually or in the aggregate, as would not reasonably be expected to have a CCFI Material Adverse Effect.
(b)   As of the date of this Agreement, there is no order, writ, injunction, judgment or decree to which CCFI or any CCFI Subsidiary, or any of the material assets owned or used by CCFI or any CCFI Subsidiary, is subject, except as, individually or in the aggregate, has not had and would not have a CCFI Material Adverse Effect. To the Knowledge of CCFI, no officer or other Key Employee of CCFI or any CCFI Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of CCFI or any CCFI Subsidiary or to any material assets owned or used by CCFI or any CCFI Subsidiary, except as, individually or in the aggregate, that has not had and would not reasonably be expected to have a CCFI Material Adverse Effect.
3.19.   Authority; Binding Nature of Agreement.
(a)   CCFI has all necessary corporate and limited liability company power and authority (as applicable) to enter into this Agreement and to consummate the Contemplated Transactions.
(b)   The CCFI Special Committee (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, and (ii) has recommended that the CCFI Board approve resolutions (A) approving this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and deeming this Agreement advisable, and (B) determining to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement (the “CCFI Special Committee Recommendation”).
(c)   The CCFI Board (acting upon the recommendation of the CCFI Special Committee) (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement (the “CCFI Board Recommendation”).
(d)   This Agreement has been duly executed and delivered by CCFI and, assuming the due authorization, execution and delivery by Katapult and Aaron’s, constitutes the legal, valid and binding obligation of CCFI, enforceable against CCFI in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
3.20.   Vote Required.   The affirmative vote of (a) the Significant Class D Preferred Investors holding at least sixty-six percent (66%) of the Voting Power held by such Significant Class D Preferred Investors and (b) the holders of a majority of the CCFI Voting Units that are issued and outstanding, in each case on the date for the CCFI Unitholder Written Consent (the “Required CCFI Unitholder Vote”) is the only vote of the holders of any class or series of CCFI Units necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 6.2(a).
3.21.   Non-Contravention; Consents.   Subject to Section 3.21 of the CCFI Disclosure Schedule, and subject to obtaining the Required CCFI Unitholder Vote, the filing of the CCFI Certificate of Merger required by the DLLCA and any filings or notifications that may be required in connection with the CCFI Merger under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by CCFI, nor (y) the consummation of the CCFI Merger, will directly or indirectly (with or without notice or lapse of time):
(a)   contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of CCFI;
(b)   contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of CCFI, other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which CCFI or its Subsidiaries, or any of the assets owned or used by CCFI or its Subsidiaries, is subject;
(c)   contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by CCFI or its Subsidiaries or that otherwise relates to the business of CCFI or its Subsidiaries or to any of the material assets owned or used by CCFI or its Subsidiaries;
(d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any CCFI Material Contract, except for any breach or default that would not reasonably be expected to result in a CCFI Material Adverse Effect; or
(e)   result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by CCFI or its Subsidiaries, except as would not reasonably be expected to result in a CCFI Material Adverse Effect.
Except (i) for any Consent set forth in Section 3.21 of the CCFI Disclosure Schedule under any CCFI Contract, (ii) the filing of the CCFI Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and any US or non-US antitrust, merger control, or competition laws, neither CCFI nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person, except as would not reasonably be expected to result in a CCFI Material Adverse Effect, in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the CCFI Merger.

3.22.   No Financial Advisor.   Except as set forth in Section 3.22 of the CCFI Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of CCFI or any of its Subsidiaries.
3.23.   Privacy.   Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI has complied with all Privacy Obligations and its respective privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by CCFI or by third parties that collect or have access to Personal Information on behalf of CCFI. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all Privacy Obligations and with CCFI’s privacy policies. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, there has been no (a) unauthorized acquisition of, access to, loss of, or misuse of any Sensitive Data, or (b) unauthorized or unlawful processing of any Sensitive Data, in each case, used or held for use by or on behalf of CCFI. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, no Person has, since January 1, 2024, commenced or threatened in writing to commence any Legal Proceeding with respect to CCFI’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, CCFI.
3.24.   Disclosure.   The information supplied by CCFI and each CCFI Subsidiary for inclusion in the Proxy Statement/Prospectus (including any CCFI Financials) will not, as of the date of the Proxy Statement/Prospectus or as of the date such information is prepared or presented, (a) contain any statement that is inaccurate or misleading with respect to any material facts or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.
3.25.   Related Party Transactions.   There are no contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CCFI or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the 1934 Act) of CCFI or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding CCFI Units (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of CCFI) of the type required to be reported in any Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “CCFI Related Party Contracts”).
3.26.   No Other Representations or Warranties.   Except for the representations and warranties expressly set forth in this Agreement, neither CCFI nor any other Person on behalf of CCFI makes any express or implied representation or warranty with respect to CCFI or with respect to any other information provided to Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 in connection with the transactions contemplated hereby.
3.27.   Disclaimer of Other Representations and Warranties.   CCFI acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 is not making and has not made any representations or warranties, express or implied, including without limitation as to accuracy or completeness, relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Mergers, and none of CCFI or its Representatives is relying on or entitled to rely on any representation or warranty of Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 except for those expressly set forth in this Agreement, (b) no Person has been authorized by Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 to make any representation or warranty relating to Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 or their respective businesses, and if made, such representation or warranty must not be relied upon by CCFI as having been authorized by Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to CCFI or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE 4
Representations and Warranties of Katapult, Merger Sub 1 and Merger Sub 2
Katapult, Merger Sub 1 and Merger Sub 2 represent and warrant to Aaron’s and CCFI as follows, except as set forth in (a) the written disclosure schedule delivered by Katapult to Aaron’s and CCFI (the “Katapult Disclosure Schedule”) or (b) the Katapult SEC Documents (excluding (i) any disclosure set forth in such Katapult SEC Documents under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is forward-looking, predictive or primarily cautionary in nature, and in each such case, other than historical facts included in such disclosure and (ii) any disclosure in any Katapult SEC Documents solely with respect to Section 4.1 (Subsidiaries; Due Organization; Etc.), Section 4.2 (Certificate of Incorporation; Bylaws; Charters and Codes of Conduct), Section 4.3 (Capitalization), and Section 4.22 (No Financial Advisor)) filed with or furnished to the SEC by Katapult on or after January 1, 2025 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is one (1) Business Day prior to the date of this Agreement. The Katapult Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 4. The disclosures in any section or subsection of the Katapult Disclosure Schedule shall qualify other sections and subsections in this Article 4 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Katapult Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a Katapult Material Adverse Effect, or is outside the Ordinary Course of Business.
4.1.   Subsidiaries; Due Organization; Etc.
(a)   Other than Merger Sub 1 and Merger Sub 2, Katapult has no Subsidiaries, except for the Entities identified in Section 4.1(a) of the Katapult Disclosure Schedule.
(b)   Each of Katapult and its Subsidiaries is a corporation or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and, except, for those jurisdictions where the failure to be so formed, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Katapult Material Adverse Effect, and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted.
(c)   Each of Katapult and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had, and would not reasonably be expected to have a Katapult Material Adverse Effect.
(d)   Neither Katapult nor any of the other Entities identified in Section 4.1(a) of the Katapult Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 4.1(a) of the Katapult Disclosure Schedule. Katapult has not, at any time since January 1, 2025, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2.   Organizational Documents and Codes of Conduct.   Katapult has made available to Aaron’s and CCFI accurate and complete copies of the certificates of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Katapult and each Katapult Subsidiary. Neither Katapult nor any Katapult Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

4.3.   Capitalization, Etc.
(a)   The authorized capital stock of Katapult consists of (i) 250,000,000 shares of Katapult Common Stock and (ii) 25,000,000 shares of Preferred Stock, par value $0.0001 per share (“Katapult Preferred Stock”). As of the date of this Agreement there were (A) 4,720,466 shares Katapult Common Stock issued and outstanding, (B) 35,000 shares of Series A Katapult Preferred Stock issued and outstanding, (C) 30,000 shares of Series B Katapult Preferred Stock issued and outstanding, (D) 255,189 shares of Katapult Common Stock subject to outstanding Katapult Options, (E) 1,710 shares of Katapult Common Stock subject to outstanding Katapult PSU Awards (assuming satisfaction of performance goals for incomplete periods at the maximum level), (F) 77,519 shares of Katapult Common Stock subject to outstanding Katapult RSU Awards, (G) 60,654 shares of Katapult Common Stock subject to outstanding Katapult Director Initial RSU Grants and Katapult Director Annual RSU Grants, (H) 1,159,564 shares of Katapult Common Stock subject to outstanding Katapult Warrants and (I) no shares of Katapult Common Stock held in treasury.
(b)   All of the outstanding shares of Katapult Common Stock have been, and all shares of Katapult Common Stock that may be issued pursuant to the Cognical Holdings, Inc. 2014 Stock Incentive Plan (the “Katapult 2014 Plan”) and the Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended (the “Katapult 2021 Plan” and together with the Katapult 2014 Plan, the “Katapult Equity Plans” and each a “Katapult Equity Plan”) or the Katapult Warrants will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. None of the outstanding shares of Katapult Common Stock and none of the shares of Katapult Common Stock that may be issued pursuant to any Katapult Equity Plan or the Katapult Warrants will be, when issued in accordance with the respective terms thereof, entitled or subject to any preemptive right, right of participation, right of maintenance, any right of first refusal in favor of Katapult, or any similar right. Except as contemplated herein and except as identified on Section 4.3(b)(i) of the Katapult Disclosure Schedule, there is no Katapult Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Katapult Capital Stock. Katapult is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Katapult Capital Stock or other securities. Section 4.3(b)(ii) of the Katapult Disclosure Schedule accurately and completely describes all repurchase rights held by Katapult with respect to shares of Katapult Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c)   Except for the Katapult Equity Plans or except as set forth in Section 4.3(c) of the Katapult Disclosure Schedule, Katapult does not have any stock option plan or any other equity or equity-based plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. As of the date hereof, Katapult has reserved 281,899 shares of Katapult Common Stock for issuance under the Katapult Equity Plans. As of the date hereof, of such reserved shares of Katapult Common Stock, no shares have been issued pursuant to the exercise and/or vesting of outstanding Katapult Options, Katapult PSU Awards, and Katapult RSU Awards, and 281,899 shares remain available for future issuance pursuant to the Katapult Equity Plans. Section 4.3(c)(i) of the Katapult Disclosure Schedule sets forth the following information with respect to each Katapult Option, each Katapult PSU Award, and each Katapult RSU Award outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Katapult Common Stock subject to the award; (C) the exercise price of each Katapult Option; (D) the date on which the award was granted; (E) the applicable vesting schedule, including the number of vested and unvested shares subject to the award; (F) the date on which each Katapult Option expires; and (G) whether each Katapult Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Katapult has made available to Aaron’s and CCFI an accurate and complete copy of each Katapult Equity Plan and the forms of all forms of agreements approved for use thereunder.
(d)   Section 4.3(d) of the Katapult Disclosure Schedule sets forth the following information with respect to each Katapult Warrant outstanding as of the date of this Agreement: (i) the name of the holder; (ii) the number of shares of Katapult Common Stock subject to such Katapult Warrant as of the date of this Agreement; (iii) the exercise price of such Katapult Warrant; (iv) the date on which such Katapult Warrant expires; and (v) the applicable vesting schedule (if any), including the number of vested and unvested shares subject to such Katapult Warrant.
(e)   Except for the outstanding Katapult Preferred Stock, the outstanding Katapult Options as set forth in Section 4.3(c) of the Katapult Disclosure Schedule and the outstanding Katapult Warrants as set forth in Section 4.3(d) of the Katapult Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable, and excluding earnout shares) to acquire any shares of the capital stock or other securities of Katapult or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Katapult or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Katapult or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Katapult or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Katapult or any of its Subsidiaries.
(f)   All outstanding shares of Katapult Capital Stock, as well as all Katapult Options, Katapult Warrants, Katapult RSU Awards, Katapult PSU Awards and other securities of Katapult have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts and any Katapult Equity Plan if applicable. Katapult has made available to Aaron’s and CCFI accurate and complete copies of all Katapult Warrants, Katapult Equity Plans, and the form of award agreements for awards of Katapult Options, Katapult RSU Awards and Katapult PSU Awards. Awards of Katapult Options, Katapult RSU Awards and Katapult PSU Awards were granted pursuant the form award agreement made available to Aaron’s and CCFI without any material deviation.
(g)   Section 4.3(g) of the Katapult Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all outstanding Katapult Cash Awards, including with respect to each such Katapult Cash Award, (i) the holder, (ii) the date of grant, (iii) the amount payable by Katapult under such Katapult Cash Award (assuming the applicable performance measures are achieved at target) as of the date of this Agreement, (iv) if applicable, the date on which such Katapult Cash Award expires, and (v) the aggregate amount, taken as a whole, that would be payable by Katapult pursuant to the Katapult Cash Award on the Closing Date, assuming the Closing has occurred and assuming the applicable performance measures are achieved at target.
4.4.   SEC Filings; Financial Statements.
(a)   Katapult has made available to Aaron’s and CCFI accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Katapult with the SEC since September 30, 2022 (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Katapult SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth in Section 4.4(a) of the Katapult Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Katapult or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Katapult SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Katapult SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Katapult SEC Document has been amended or superseded by a later Katapult SEC Document filed prior to the date hereof. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the

Sarbanes-Oxley Act) relating to the Katapult SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)   The financial statements (including any related notes) contained or incorporated by reference in the Katapult SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the consolidated financial position of Katapult as of the respective dates thereof and the results of operations and cash flows of Katapult for the periods covered thereby. Other than as expressly disclosed in the Katapult SEC Documents filed prior to the date hereof, there has been no material change in Katapult’s accounting methods or principles that would be required to be disclosed in Katapult’s financial statements in accordance with GAAP. The books of account and other financial records of Katapult and each of its Subsidiaries are true and complete in all material respects.
(c)   Katapult’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Katapult, “independent” with respect to Katapult within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Katapult, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d)   Except as set forth in Section 4.4(d) of the Katapult Disclosure Schedule, from January 1, 2023, through the date hereof, Katapult has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Katapult Common Stock on Nasdaq. Katapult has not disclosed any unresolved comments in its Katapult SEC Documents.
(e)   Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Katapult, the Katapult Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f)   Katapult is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.
(g)   Katapult maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Katapult maintains records that in reasonable detail accurately and fairly reflect Katapult’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Katapult Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Katapult’s assets that could have a material effect on Katapult’s financial statements. Katapult has evaluated the effectiveness of Katapult’s internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Katapult SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Katapult has disclosed to Katapult’s auditors and the Audit

Committee of the Katapult Board (and made available to Aaron’s and CCFI a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Katapult’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Katapult’s internal control over financial reporting. Except as disclosed in the Katapult SEC Documents filed prior to the date hereof, Katapult has not identified any material weaknesses in the design or operation of Katapult’s internal control over financial reporting. Since January 1, 2023, there have been no material changes in Katapult’s internal control over financial reporting.
(h)   Katapult’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Katapult in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Katapult’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(i)   Since January 1, 2023, (i) Katapult has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Katapult’s internal accounting controls relating to periods after January 1, 2023, including any material complaint, allegation, assertion or claim that Katapult has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Katapult, whether or not employed by Katapult, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2023, by Katapult or agents to the Katapult Board or any committee thereof or, to the Knowledge of Katapult, to any director or officer of Katapult.
4.5.   Absence of Changes.   Except as set forth in Section 4.5 of the Katapult Disclosure Schedule, between January 1, 2025 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, Katapult has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Katapult or any Katapult Subsidiary, taken as a whole (whether or not covered by insurance), (b) any Katapult Material Adverse Effect or any event or development that, individually or in the aggregate, would reasonably be expected to have a Katapult Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Aaron’s and CCFI pursuant to Section 5.2(a).
4.6.   Title to Assets.   Each of Katapult and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Katapult or a Katapult Subsidiary free and clear of any Encumbrances, except for Permitted Encumbrances.
4.7.   Real Property; Leasehold.   Neither Katapult nor any Katapult Subsidiary owns any real property or any interest in real property, except for the Katapult Owned Real Properties and the leaseholds created under the real property leases identified in Section 4.7 of the Katapult Disclosure Schedule which are in full force and effect and with no Encumbrances (except for Permitted Encumbrances) or existing material defaults thereunder.
4.8.   Intellectual Property.
(a)   Section 4.8(a) of the Katapult Disclosure Schedule lists: all Katapult Registered Intellectual Property, including the jurisdictions in which each such item of Katapult Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Katapult Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Katapult Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Katapult Registered Intellectual Property and recording Katapult’s ownership interests therein.
(b)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult and its Subsidiaries own each item of Katapult-Owned IP Rights, free and clear of any Encumbrances, except for Permitted Encumbrances.
(c)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, the Katapult-Owned IP Rights are valid and enforceable.
(d)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, (i) to the Knowledge of Katapult, the operation of the business of Katapult and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2023, does not infringe, misappropriate, or violate any Third-Party IP Rights and (ii) as of the date hereof, Katapult has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.
(e)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, (i) to the Knowledge of Katapult, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Katapult-Owned IP Rights, by any third party and (ii) as of the date hereof, Katapult has not instituted any Legal Proceedings for infringement or misappropriation of any Katapult-Owned IP Rights.
(f)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, each consultant and employee involved in the creation of any material Katapult-Owned IP Rights for Katapult has executed an agreement that, to the extent permitted by Law, with respect to such employees, assigns to Katapult and/or a Katapult Subsidiary (or otherwise grants sufficient rights in) all Intellectual Property that is developed by such employee in the course of their employment and contains confidentiality provisions protecting confidential information of Katapult (or such employee has executed a separate agreement that contains such confidentiality provisions or is subject to comparable professional obligations of confidentiality), and, with respect to such consultants, assigns to Katapult and/or a Katapult Subsidiary (to the extent it was Katapult’s intention to own such Intellectual Property), or otherwise grants Katapult and/or a Katapult Subsidiary sufficient rights to, all Intellectual Property that is developed by such consultants in the course of performing services for Katapult or any Katapult Subsidiaries.
(g)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, no government funding or facilities of a university, college, other educational institution or research center were used in the development of Katapult-Owned IP Rights.
(h)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, neither the execution and delivery of this Agreement nor the performance of Katapult’s obligations under this Agreement will cause (i) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Katapult IP Right, or (ii) additional payment obligations by Katapult in order to use or exploit Katapult IP Rights to the same extent as Katapult was permitted before the date hereof.
(i)   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Katapult-Owned IP Rights that Katapult intends to retain as confidential and the value of which to Katapult’s business is contingent upon maintaining the confidentiality thereof (“Katapult Confidential Information”). Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, all use and/or disclosure of Katapult Confidential Information to a third party has been pursuant to the terms of a written Contract between Katapult or its Subsidiaries and such third party (or subject to comparable professional obligations of confidentiality). Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, Katapult has not experienced any breach of security or unauthorized access by third parties to Katapult Confidential Information and any confidential information in Katapult’s or any of its Subsidiaries’ possession, custody or control.
(j)   Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 4.8 are the only representations and warranties made by Katapult that address matters relating to Intellectual Property.
4.9.   Agreements, Contracts and Commitments.
(a)   Section 4.9 of the Katapult Disclosure Schedule identifies as of the date hereof:
(i)   each Katapult Contract relating to the employment of, or the performance of services by, any employee, natural person consultant or natural person independent contractor, that (A) is not terminable at will by Katapult or its Subsidiaries, except to the extent general principles of wrongful termination law may limit Katapult’s, Katapult’s Subsidiaries’ or such successor’s ability to terminate employees at will and (B) provides for annual base compensation or fees in excess of $375,000;
(ii)   any collective bargaining agreement or other Katapult Contract with any labor union, labor organization, or works council (each a “Katapult Labor Agreement”);
(iii)   any Katapult Contract entered into in the last two years that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which Katapult or any Katapult Subsidiary will have any material outstanding obligation after the date of this Agreement;
(iv)   each Katapult Employee Plan (as defined below), any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);
(v)   each Katapult Contract containing any covenant limiting the freedom of Katapult or its Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to Katapult and its Subsidiaries taken as a whole;
(vi)   each Katapult Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 and not cancelable without penalty;
(vii)   each Katapult Contract relating to the disposition or acquisition of assets or any ownership interest in any Entity for aggregate consideration in excess of $1,000,000;
(viii)   each Katapult Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $1,000,000 or creating any material Encumbrances with respect to any assets of Katapult or any Katapult Subsidiary or any loans or debt obligations with officers or directors of Katapult;
(ix)   all material Contracts pursuant to which Katapult or a Katapult Subsidiary grants any Person a license under any Katapult IP Rights, other than non-exclusive licenses granted in the Ordinary Course of Business;
(x)   other than generally available commercial end-user licenses to software, all Contracts pursuant to which Katapult or a Katapult Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;
(xi)   each Katapult Contract (A) appointing a third party to distribute any Katapult product, service or technology (identifying any that contain exclusivity provisions); (B) under which Katapult or the Katapult Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Katapult or the Katapult Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Katapult or such Katapult Subsidiary; or (C) to license any third party to manufacture or produce any Katapult product, service or technology or any Contract to sell, distribute or commercialize any Katapult products or service, except in each case, any agreements in the Ordinary Course of Business;
(xii)   each Katapult Contract with any financial advisor, broker, finder or investment banker, providing financial advisory services to Katapult in connection with the Contemplated Transactions;
(xiii)   each Katapult Related Party Contract; or
(xiv)   any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Katapult which involves payment or receipt by Katapult or the Katapult Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate.
(b)   Katapult has made available to Aaron’s and CCFI accurate and complete (except for applicable redactions thereto) copies of all Katapult Material Contracts, including all amendments thereto. Except as set forth in Section 4.9 of the Katapult Disclosure Schedule, or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect, neither Katapult nor any of the Katapult Subsidiaries nor, to Katapult’s Knowledge, as of the date of this Agreement, has any other party to a Katapult Material Contract materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Katapult or the Katapult Subsidiaries is a party or by which it is bound of the type required to be listed as of the date hereof on Section 4.9(a) of the Katapult Disclosure Schedule (any such agreement, contract or commitment, a “Katapult Material Contract”). The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from Katapult or any Katapult Subsidiary to any Person under any Katapult Material Contract that would be material to Katapult and the Katapult Subsidiaries, taken as a whole.
4.10.   Liabilities.   Neither Katapult nor any Katapult Subsidiary has any Liability except for: (a) Liabilities identified as such in the Katapult Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Katapult or its Subsidiaries since the date of the Katapult Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Katapult or any Katapult Subsidiary under Katapult Contracts, including the reasonably expected performance of such Katapult Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities described in Section 4.10 of the Katapult Disclosure Schedule; and (f) Liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Katapult Material Adverse Effect.
4.11.   Compliance; Permits.
(a)   Katapult and each Katapult Subsidiary are, and since January 1, 2023 have been, in compliance with all applicable Legal Requirements, except as would not be material to Katapult and the Katapult Subsidiaries taken as a whole. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of Katapult, threatened against Katapult or any Katapult Subsidiary. There is no settlement agreement, judgment, injunction, order or decree binding upon Katapult or any Katapult Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Katapult or any Katapult Subsidiary, any acquisition of material property by Katapult or any Katapult Subsidiary or the conduct of business by Katapult or any Katapult Subsidiary as currently conducted except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect, (ii) is reasonably likely to have a Katapult Material Adverse Effect or (iii) is reasonably likely to have the effect of preventing, making illegal or otherwise prohibiting the Contemplated Transactions.

(b)   Katapult and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Katapult (the “Katapult Permits”) as currently conducted. Each of Katapult and each Katapult Subsidiary is in material compliance with the terms of the Katapult Permits. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Katapult, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Katapult Permit.
4.12.   Anti-Corruption Compliance; Trade Control Laws and Sanctions.
(a)   For the past three (3) years, Katapult, and its directors, officers and employees, and, to the Knowledge of Katapult, its agents, Representatives and other Persons acting on behalf of Katapult have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.
(b)   For the past three (3) years, Katapult had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.
(c)   None of Katapult, nor any director, officer or, to Katapult’s Knowledge, employee or agent of Katapult is a Sanctioned Person.
(d)   There are no pending, or, to the Knowledge of Katapult, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Katapult with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three (3) years, Katapult has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.
(e)   For the past three (3) years, Katapult has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Katapult, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Katapult were, have been and are executed only in accordance with management’s general or specific authorization.
4.13.   Tax Matters.
(a)   All income and other material Tax Returns required to have been filed by Katapult and each Katapult Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where Katapult or any Katapult Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b)   All material Taxes due and owing by Katapult or any Katapult Subsidiary (whether or not shown on any Tax Return) have been paid or accrued. Any unpaid Taxes of Katapult and any Katapult Subsidiary have been reserved for on the Katapult Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Katapult Unaudited Interim Balance Sheet, neither Katapult nor any Katapult Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   Katapult and each Katapult Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.
(d)   There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Katapult Unaudited Interim Balance Sheet) upon any of the assets of Katapult.

(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to Katapult or any Katapult Subsidiary which agreement or ruling would be effective after the Closing Date.
(f)   No deficiencies for Taxes with respect to Katapult or any Katapult Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of Katapult or any Katapult Subsidiary. Neither Katapult nor any Katapult Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.
(g)   Katapult has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(h)   Neither Katapult nor any Katapult Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(i)   Neither Katapult nor any Katapult Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Katapult). Neither Katapult nor any Katapult Subsidiary has any Liability for the Taxes of any Person (other than Katapult and any Katapult Subsidiary) under Treasury Regulations section 1.1502-6 (or in each case any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).
(j)   Neither Katapult nor any Katapult Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local, or non-U.S. law) during the two (2) years prior to the Closing.
(k)   Neither Katapult nor any Katapult Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).
(l)   Neither Katapult nor any Katapult Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or fixed base (in each case, within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
(m)   Neither Katapult nor any Katapult Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither Katapult nor any Katapult Subsidiary has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(n)   Other than with respect to the Katapult Private Warrants, Katapult Preferred Stock and Katapult Common Stock, Katapult has not treated any interests in Katapult as “stock” for U.S. federal income tax purposes.
(o)   Neither Katapult nor any Katapult Subsidiary has taken or has agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions described in this Agreement from qualifying for the Intended Tax Treatment.
(p)   No power of attorney that has been granted by Katapult or any Katapult Subsidiary with respect to a Tax matter is currently in effect.
4.14.   Employee Benefit Plans.
(a)   Section 4.14(a)(1) of the Katapult Disclosure Schedule lists all material Katapult Employee Plans. “Katapult Employee Plans” shall mean all Employee Plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of Katapult or its Subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by Katapult or its Subsidiaries, or with respect to which Katapult or its Subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).
(b)   Katapult has made available to Aaron’s and CCFI a true and complete copy of each material Katapult Employee Plan and has made available to Aaron’s and CCFI a true and complete copy of each material plan document (or, for any unwritten Katapult Employee Plan, a written description of the material terms of such Katapult Employee Plan), including as applicable (i) a copy of each trust, insurance or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on the Form 5500 for the each of the prior three (3) years, and attached schedules, audited financial statements and actuarial valuations, (iv) the most recently received IRS determination, opinion or advisory letter for each such Katapult Employee Plan intended to be qualified under Code Section 401(a), and (v) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither Katapult nor any Katapult Affiliate has any commitment (i) to create, enter into, incur material liability with respect to or cause to exist any other material Employee Plan, (ii) to enter into any Contract to provide compensation or benefits to any employee or individual service provider, other than in the Ordinary Course of Business, or (iii) to materially modify, change or terminate any Katapult Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Laws.
(c)   No Katapult Employee Plan is, and neither Katapult nor any ERISA Affiliate maintains, contributes to, or is required to contribute to, has ever maintained, contributed or had any liability or obligation to contribute to, or has or has had any liability or obligation under or with respect to any ERISA Plan, whether or not terminated.
(d)   None of the Katapult Employee Plans provides for or promises retiree medical, disability or life insurance or similar benefits for any period of time beyond the termination of employment or other service to any current or former employee, officer or director of Katapult or any Katapult Subsidiary, except as required by COBRA for which the participant pays the full amount of the required premiums or contributions.
(e)   Except as provided in this Agreement or as set forth in Section 4.14(e) of the Katapult Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee or natural person service provider of Katapult or its Subsidiaries to any payment or benefit, severance forgiveness of indebtedness, vesting, distribution, or increase in payments or benefits under or with respect to any Katapult Employee Plan that is material, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Katapult Employee Plan, (iii) trigger any obligation to fund any Katapult Employee Plan (iv) limit the right to merge, amend or terminate any Katapult Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Katapult and any of its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(4) of the Code.
(f)   No current or former director, employee, or consultant of Katapult or its Subsidiaries is entitled to receive a tax gross-up or “make-whole” with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.
(g)   Each Katapult Employee Plan is and at all times has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Katapult and Katapult’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of Katapult, there is no material default or material violation by any party to, any Katapult Employee Plan. No Legal Proceeding or claim is pending or threatened with respect to any Katapult Employee Plan (other than routine claims for benefits in the Ordinary Course of Business) and to the Knowledge of Katapult, there is no reasonable basis for any such Legal Proceeding or claim.
(h)   Each Katapult Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter with respect to such qualification, or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and no event or omission has occurred that would reasonably be expected to cause any Katapult Employee Plan to lose such qualification.
(i)   There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt) with respect to any Katapult Employee Plan that would reasonably be expected to result in material liability to Katapult or any of its Subsidiaries. All contributions, premiums or payments required to be made with respect to any Katapult Employee Plan have been timely made, except as would not result in material liability to Katapult or its Subsidiaries.
(j)   Each Katapult Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder such that no Taxes or interest is due and owing in respect of such Katapult Employee Plan failing to be in compliance therewith. No Katapult Employee Plan or Katapult Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.
(k)   No Katapult Employee Plan is an International Plan.
(l)   Katapult and each Katapult Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and at all applicable times have been, in material compliance with the ACA. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject Katapult, its Subsidiaries or any Katapult Employee Plan to penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the ACA.
4.15.   Labor and Employment.
(a)   Katapult and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to employment, labor, and labor practices, including but not limited to those related to wages, hours, overtime, employee and contractor classification, collective bargaining, equal employment opportunity, occupational health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability accommodation or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action obligations, and unemployment insurance, and are not, and in the past three (3) years have not been, liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, taxes, penalties, fees or other sums for failure to comply with any of the foregoing, which would have a Katapult Material Adverse Effect. There is no charge or other Legal Proceeding pending or, to the Knowledge of Katapult, threatened or reasonably anticipated before the EEOC, any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of Katapult or any Katapult Subsidiary, which would have a Katapult Material Adverse Effect, except as described on Section 4.15(a) of the Katapult Disclosure Schedule. Neither Katapult nor any Katapult Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices, which would have a Katapult Material Adverse Effect. Neither Katapult nor any Katapult Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to Katapult or any Katapult Subsidiary, and to the Knowledge of Katapult, no such investigation or inquiry is in progress, in each case, which would have a Katapult Material Adverse Effect. The employment of all employees of Katapult and its Subsidiaries is terminable at will without cost or liability to Katapult or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Section 4.15(a) of the Katapult Disclosure Schedule.
(b)   Katapult has made available to Aaron’s and CCFI a list of each employee and consultant that provides services to Katapult or any Katapult Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. To the Knowledge of Katapult, no Key Employee has advised Katapult or any Katapult Subsidiary of his or her intention to terminate his or her relationship as an employee of Katapult or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Section 4.15(b) of the Katapult Disclosure Schedule, Katapult and the Subsidiary have no plans or intentions to terminate any Key Employee. Section 4.15(b) of the Katapult Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from Katapult or any Katapult Subsidiary.
(c)   To the Knowledge of Katapult, no current or former employee, officer, director, or natural person independent contractor of Katapult or any Katapult Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that restricts (i) the performance of his or her duties as an employee, officer or director of Katapult or Katapult Subsidiary, or (ii) the ability of Katapult or any Katapult Subsidiary to conduct its business, in each case in any manner that would have a Katapult Material Adverse Effect. To the Knowledge of Katapult, no employee, officer, director, or natural person independent contractor of Katapult is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to Katapult or Katapult Subsidiary; or (ii) owed to a third party with respect to such person’s right to be employed or engaged by Katapult or an Katapult Subsidiary, in each case, which would have a Katapult Material Adverse Effect.
(d)   There are no material controversies pending or, to the Knowledge of Katapult, threatened between Katapult or any Katapult Subsidiary and any of their respective present or former employees or independent contractors.
(e)   Neither Katapult nor any Katapult Subsidiary is a party to, nor bound by, any Katapult Labor Agreement; and to the Knowledge of Katapult, none of the employees or natural person independent contractors of Katapult or any Katapult Subsidiary is represented by any union, works council, or any other labor organization. To the Knowledge of Katapult, there are, and in the past five (5) years there have been, no labor organizing activities or proceedings of any labor union to organize any such employees or independent contractors.
(f)   There are, and, for the past five (5) years, there have been, no labor grievances, unfair labor practice charges, material labor arbitrations, or other material labor disputes against Katapult or any Katapult Subsidiary, including pending, or, to the Knowledge of Katapult, threatened, against Katapult or any Katapult Subsidiary before the National Labor Relations Board or any court, tribunal or other

Governmental Authority of competent jurisdiction. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of Katapult or any Katapult Subsidiary has made a written or formal demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of Katapult, threatened to be brought or filed with the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. There is, and for the past three (3) years there has been, no strike, slowdown, work stoppage, lockout, picketing, handbilling, or other labor dispute, or, to the Knowledge of Katapult, threat thereof, by or with respect to any employees of Katapult or any Katapult Subsidiary.
(g)   Except as would not result in material liability to Katapult, in the past three (3) years, all individuals who are or were performing consulting or other services for Katapult or any Katapult Subsidiary have been correctly classified by Katapult or its Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to Katapult or its Subsidiaries, in the past three (3) years, all individuals who are classified as exempt and are or were performing services for Katapult or any Katapult Subsidiary have been correctly classified by Katapult or its Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.
(h)   In the past five (5) years, Katapult and each Katapult Subsidiary has promptly, thoroughly, and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Katapult and each Katapult Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither Katapult nor any Katapult Subsidiary reasonably expects any material Liabilities with respect to any such allegations or is aware of any such allegations relating to officers, directors, employees, contractors, or agents of Katapult or any Katapult Subsidiary.
4.16.   Environmental Matters.   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult and each Katapult Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Katapult of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Katapult nor any Katapult Subsidiary has received since January 1, 2024 any written notice, whether from a Governmental Body or employee, that alleges that Katapult or any Katapult Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Katapult, there are no facts or circumstances reasonably likely to result in material liability under Environmental Laws. To the Knowledge of Katapult: (a) no current or prior owner of any property currently or then leased or controlled by Katapult or of its Subsidiaries has received since January 1, 2024 any written notice or other communication (in writing or otherwise) relating to property owned or leased by Katapult or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Katapult or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (b) neither Katapult nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Katapult Material Adverse Effect.
4.17.   Insurance.
(a)   Katapult has made available to Aaron’s and CCFI accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Katapult and each Katapult Subsidiary. Each of the insurance policies is in full force and effect and Katapult and each Katapult Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Katapult nor any Katapult Subsidiary has received any written notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Katapult, there is no pending workers’ compensation or other claim under or based upon any insurance policy of Katapult or any Katapult Subsidiary outside the ordinary course that would reasonably be expected have a Katapult Material Adverse Effect. Except for such matters as are not material to Katapult and the Katapult Subsidiaries, taken as a whole, Katapult and each Katapult Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Katapult or any Katapult Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of Katapult, informed Katapult or any Katapult Subsidiary of its intent to do so.
(b)   Katapult has made available to Aaron’s and CCFI accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Katapult and each Katapult Subsidiary as of the date of this.
4.18.   Legal Proceedings; Orders.
(a)   Except as set forth in Section 4.18(a) of the Katapult Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding, and, to the Knowledge of Katapult, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Katapult or any of its Subsidiaries, any director or officer of Katapult (in his or her capacity as such) or any of the material assets owned or used by Katapult or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except, individually or in the aggregate, as has would not reasonably be expected to have a Katapult Material Adverse Effect. To the Knowledge of Katapult, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious material Legal Proceeding, except, individually or in the aggregate, as would not reasonably be expected to have a Katapult Material Adverse Effect.
(b)   As of the date of this Agreement, there is no order, writ, injunction, judgment or decree to which Katapult or any Katapult Subsidiary, or any of the material assets owned or used by Katapult or any Katapult Subsidiary, is subject, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect. To the Knowledge of Katapult, no officer or other Key Employee of Katapult or any Katapult Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Katapult or any Katapult Subsidiary or to any material assets owned or used by Katapult or any Katapult Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect.
4.19.   Authority; Binding Nature of Agreement.
(a)   Each of Katapult, Merger Sub 1 and Merger Sub 2 and each Katapult Subsidiary have all necessary corporate power and authority to enter into and, subject to the adoption of this Agreement by the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, to consummate the Contemplated Transactions.
(b)   The Katapult Transaction Committee (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders and (ii) has recommended that the Katapult Board approve (A) this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and deem this Agreement advisable and (B) determine to recommend, subject to Section 6.5, that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement (such recommendation, the “Katapult Transaction Committee Recommendation”).
(c)   The Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders, (ii) has approved this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of

CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend, subject to Section 6.5, that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement (such recommendation, the “Katapult Board Recommendation”).
(d)   The board of directors of Merger Sub 1 (i) has determined that the Contemplated Transactions, including the Aaron’s Merger, are fair to and in the best interests of Merger Sub 1 and its sole stockholder, (ii) has approved this Agreement, the Aaron’s Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the sole stockholder of Merger Sub 1 vote to adopt this Agreement and thereby approve the Aaron’s Merger and such other actions as contemplated by this Agreement.
(e)   The sole member of Merger Sub 2 (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of Merger Sub 2 and (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and has approved such other actions as contemplated by this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.
(f)   This Agreement has been duly executed and delivered by Katapult, Merger Sub 1 and Merger Sub 2 and, assuming the due authorization, execution and delivery by Aaron’s and CCFI, constitutes the legal, valid and binding obligation of Katapult, Merger Sub 1 and Merger Sub 2 (as applicable), enforceable against Katapult, Merger Sub 1 or Merger Sub 2 (as applicable) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Merger Sub 1 and Merger Sub 2 were formed solely to facilitate the Mergers and have no assets, liabilities or operations except in connection therewith.
4.20.   Vote Required.   The affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy at the Katapult Stockholders’ Meeting and entitled to vote on the Katapult Stock Issuance Proposal, is the only vote of the holders of any class or series of Katapult’s capital stock necessary to approve the Katapult Stock Issuance Proposal (the “Required Katapult Stockholder Vote”).
4.21.   Non-Contravention; Consents.   Subject to Section 4.21 of the Katapult Disclosure Schedule, and subject to obtaining the Required Katapult Stockholder Vote, the filing of the Aaron’s Certificate of Merger and the CCFI Certificate of Merger required by the DGCL and any filings or notifications that may be required in connection with the Contemplated Transactions under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by Katapult, Merger Sub 1 or Merger Sub 2, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a)   contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Katapult or any of its Subsidiaries;
(b)   contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Katapult, other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Katapult or its Subsidiaries, or any of the assets owned or used by Katapult or its Subsidiaries, is subject;
(c)   contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Katapult or its Subsidiaries or that otherwise relates to the business of Katapult or its Subsidiaries or to any of the material assets owned or used by Katapult or its Subsidiaries;

(d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Katapult Material Contract, except for any breach or default, that would not reasonably be expected to result in a Katapult Material Adverse Effect; or
(e)   result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Katapult or its Subsidiaries, except as would not reasonably be expected to result in a Katapult Material Adverse Effect.
Except (i) for any Consent set forth in Section 4.21 of the Katapult Disclosure Schedule under any Katapult Contract, (ii) the approval of the Katapult Stock Issuance Proposal and the issuance of shares of Katapult Common Stock, (iii) the filing of the Aaron’s Certificate of Merger and the CCFI Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and any US or non-US antitrust, merger control, or competition laws, neither Katapult nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person, except as would not reasonably be expected to result in a Katapult Material Adverse Effect, in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
4.22.   No Financial Advisor.   Except as set forth in Section 4.22 of the Katapult Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Katapult or any of its Subsidiaries.
4.23.   Valid Issuance.   The Katapult Common Stock to be issued in connection with the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
4.24.   Privacy.   Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult has complied with all Privacy Obligations and its respective privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by Katapult or by third parties that collect or have access to Personal Information on behalf of Katapult. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all Privacy Obligations and with Katapult’s privacy policies. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, there has been no (a) unauthorized acquisition of, access to, loss of, or misuse of any Sensitive Data, or (b) unauthorized or unlawful processing of any Sensitive Data, in each case, in Katapult’s possession or control. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, no Person has, since January 1, 2024, commenced or threatened in writing to commence any Legal Proceeding with respect to Katapult’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, Katapult.
4.25.   Rent-to-Own Business.
(a)   Katapult Rental Contract Forms.   Katapult has made available to Aaron’s and CCFI copies of each material form of lease-to-own or rent-to-own Contract used in the businesses of Katapult or any of its Subsidiaries as of December 7, 2025 (each, a “Katapult Rental Contract Form”). Each Katapult Rental Contract Form, and each Katapult Material Contract entered into thereunder, complies in all material respects with applicable state Laws governing rental-purchase, lease-to-own or rent-to-own transactions with consumers in the jurisdiction(s) in which such Katapult Rental Contract Form or Katapult Material Contract is used. When validly executed by a customer of Katapult or any of its Subsidiaries, the Katapult Material Contract entered into based on the applicable Katapult Rental Contract Form represents a legal, valid and binding obligation of the customer named therein, enforceable in accordance with its terms, subject to applicable General Enforceability Exceptions.
(b)   No Credit Products or Consumer Financial Products or Services.   The Katapult Rental Contract Forms and the Katapult Material Contracts entered into thereunder do not constitute loans, credit sales, or the extension of credit under applicable Laws governing loans or the extension of credit.

4.26.   Related Party Transactions.   There are no contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Katapult or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the 1934 Act) of Katapult or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Katapult Capital Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Katapult) of the type required to be reported in any Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “Katapult Related Party Contracts”).
4.27.   Disclosure.   The information supplied by Katapult and each Katapult Subsidiary for inclusion in the Proxy Statement/Prospectus will not, as of the date of the Proxy Statement/Prospectus or as of the date such information is prepared or presented, (a) contain any statement that is inaccurate or misleading with respect to any material facts or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.
4.28.   No Other Representations or Warranties.   Except for the representations and warranties expressly set forth in this Agreement, neither Katapult nor any other Person on behalf of Katapult makes any express or implied representation or warranty with respect to Katapult or any of its Subsidiaries or with respect to any other information provided to Aaron’s and CCFI in connection with the transactions contemplated hereby.
4.29.   Opinion of Financial Advisor.   The Katapult Board has received the opinion of Guggenheim Securities, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Katapult Stock Issuance is fair, from a financial point of view, to Katapult. Katapult will make available to each of Aaron’s and CCFI a signed true and complete copy of such opinion promptly (and in no event later than two (2) days) following the date of this Agreement.
4.30.   Disclaimer of Other Representations and Warranties.   Each of Katapult, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) none of Aaron’s or CCFI is making or has made any representations or warranties, express or implied, including without limitation as to accuracy or completeness, relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Mergers, and none of Katapult, Merger Sub 1, Merger Sub 2 or their respective Representatives is relying on or entitled to rely on any representation or warranty of Aaron’s and CCFI except for those expressly set forth in this Agreement, (b) no Person has been authorized by Aaron’s or CCFI to make any representation or warranty relating to Aaron’s or CCFI or their businesses, and if made, such representation or warranty must not be relied upon by Katapult, Merger Sub 1 or Merger Sub 2 as having been authorized by Aaron’s or CCFI and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Katapult, Merger Sub 1, Merger Sub 2 or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.
ARTICLE 5
Certain Covenants of the Parties
5.1.   Access and Investigation.   Subject to the terms of the Confidentiality Agreements which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Closing (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Parties and such other Parties’ Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel (including its officers) and assets and to all existing books, records, Tax Returns, work papers, contracts, and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Parties and such other Parties’ Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Parties may reasonably request; and (c) permit the other Parties’ officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Parties may deem necessary or appropriate, in each case, solely for purposes of consummating the Contemplated Transactions and integration planning related thereto. Any investigation conducted by either Katapult, Aaron’s or CCFI pursuant to this Section 5.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Parties. Notwithstanding the foregoing, any Party may restrict the foregoing access (A) to the extent that such access would require such Party to waive the attorney-client privilege or attorney work product privilege, or violate any Legal Requirements applicable to such Party or a Contract of such Party; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Parties all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Parties in order that all such information may be provided to the other Parties without causing such violation or waiver, (B) with respect to any Legal Proceedings between or among the parties relating to this Agreement or the transactions contemplated hereby, (C) subject to Section 5.5, to any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the Contemplated Transactions or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of such Party’s Board of Directors (or any committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement, (D) to unduly burdensome, voluminous or unreasonable (whether as to scope or frequency) requests for access or information, or (E) any information related to a Katapult Board Adverse Recommendation Change or the actions of the Katapult Board of Directors (or any committee thereof) with respect thereto. Aaron’s agrees to treat, and cause to be treated, all information and materials received, in whatever form, from or on behalf of Katapult or CCFI, in accordance with the terms of the Confidentiality Agreements signed by IQV Holdings, LLC, as if Aaron’s were IQV Holdings, LLC.
5.2.   Operation of Katapult’s Business.
(a)   Except (i) as expressly contemplated or permitted by this Agreement, including any Reorganization, (ii) as set forth in Section 5.2(a) of the Katapult Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aaron’s and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period and through the Closing, Katapult shall, and shall cause the Katapult Subsidiaries to, use reasonable best efforts to, conduct its business and operations in the Ordinary Course of Business in all material respects; provided, however, that no action by Katapult or the Katapult Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such provision of Section 5.2(b).
(b)   Except (i) as expressly contemplated or permitted by this Agreement, including as required by any Reorganization, (ii) as set forth in Section 5.2(b) of the Katapult Disclosure Schedule, (iii) as required by applicable Law, (iv) in response to a bona fide Emergency or (v) with the prior written consent of Aaron’s and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing, Katapult shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)   (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than for shares of Katapult Capital Stock issuable as a dividend that have accrued pursuant to Katapult’s certificate of incorporation), or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities

(except for shares of Katapult Common Stock from participants in the Katapult Equity Plans in accordance with past practice and the terms of the Katapult Equity Plans and applicable award agreements);
(ii)   amend the certificate of incorporation, bylaws or other charter or organizational documents of Katapult, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;
(iii)   form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;
(iv)   other than in the Ordinary Course of Business, (A) incur or guarantee any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (C) guarantee any debt securities of others; or (D) make any capital expenditure or expenditures in excess of $125,000 individually, or, in the aggregate, in excess of $625,000;
(v)   except as required under the express terms of any Katapult Employee Plan, (w) adopt, terminate, establish, increase benefits under or enter into any Katapult Employee Plan; (x) cause or permit any Katapult Employee Plan to be amended other than as required by applicable Laws, (y) accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required by a Katapult Employee Plan), or, other than in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors, employees or natural person consultants; or (z) increase the severance or change of control benefits offered to any current or new employees or natural person service providers;
(vi)   (i) negotiate, modify, extend, or enter into any Katapult Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Katapult or any Katapult Subsidiaries.
(vii)   implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;
(viii)   hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;
(ix)   intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of Katapult and the Katapult Subsidiaries as a whole;
(x)   acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to Katapult and the Katapult Subsidiaries taken as a whole or sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to Katapult and the Katapult Subsidiaries taken as a whole, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(xi)   make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xii)   enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Katapult or any Katapult Subsidiaries which (A) involves payment or receipt by Katapult or the Katapult Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate or (B) contains a covenant limiting the freedom of Katapult or its Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to Katapult and the Katapult Subsidiaries taken as a whole, provided that nothing in this Section 5.2(b)(xii) should prohibit (x) amendments that are favorable to Katapult, or (y) renewals of existing agreements, contracts, or insurance policies in the Ordinary Course of Business;
(xiii)   settle any pending or threatened Legal Proceeding against Katapult or any of the Katapult Subsidiaries that is material to the business of Katapult and the Katapult Subsidiaries taken as a whole;
(xiv)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xv)   forgive any material loans to Katapult’s employees, officers, directors or Affiliates;
(xvi)   other than as required by Law or GAAP, take any action to change Katapult’s accounting policies or procedures or cash management practices; or
(xvii)   agree, resolve or commit to do any of the foregoing.
(c)   Katapult shall not, and shall cause its Subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for shares of Katapult Common Stock issued (x) upon the valid exercise of Katapult Options or Katapult Warrants outstanding as of the date of this Agreement or (y) settlement of Katapult RSU Awards and Katapult PSU Awards outstanding as of the date of this Agreement or sales of shares of Katapult Common Stock issued upon vesting and/or settlement of Katapult RSU Awards and Katapult PSU Awards outstanding as of the date of this Agreement to cover tax obligations upon such vesting and/or settlement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security.
5.3.   Operation of Aaron’s Business.
(a)   Except (i) as expressly contemplated or permitted by this Agreement, including any Reorganization, (ii) as set forth in Section 5.3(a) of the Aaron’s Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Katapult and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period and through the Closing, Aaron’s shall, and shall cause the Aaron’s Subsidiaries to, use reasonable best efforts to, conduct its business and operations in the Ordinary Course of Business in all material respects; provided, however, that no action by Aaron’s or the Aaron’s Subsidiaries with respect to matters specifically addressed by the provisions of Section 5.3(b) shall be deemed a breach of this Section 5.3(a) unless such action would constitute a breach of such provision of Section 5.3(b).
(b)   Except (i) as expressly contemplated or permitted by this Agreement, including as required by any Reorganization, (ii) as set forth in Section 5.3(b) of the Aaron’s Disclosure Schedule, (iii) as required by applicable Law, (iv) in response to a bona fide Emergency or (v) with the prior written consent of Katapult and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing, Aaron’s shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)   (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than for shares of Aaron’s Common Stock issuable as a dividend that have accrued pursuant to Aaron’s certificate of incorporation), or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Aaron’s Common Stock from terminated employees of Aaron’s pursuant to contracts in effect as of the date hereof and disclosed on the Aaron’s Disclosure Schedule);
(ii)   amend the certificate of incorporation, bylaws or other charter or organizational documents of Aaron’s, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;
(iii)   form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;
(iv)   other than in the Ordinary Course of Business, (A) incur or guarantee any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (C) guarantee any debt securities of others; or (D) make any capital expenditure or expenditures in excess of $250,000 individually, or, in the aggregate, in excess of $1,250,000;
(v)   except as required under the express terms of any Aaron’s Employee Plan, (w) adopt, terminate, establish, increase benefits under, or enter into any Aaron’s Employee Plan, (x) cause or permit any Aaron’s Employee Plan to be amended, (y) accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required pursuant to an Aaron’s Employee Plan), or, other than in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors, employees or natural person consultants, or (z) increase the severance or change of control benefits offered to any current or new employee or natural person service providers;
(vi)   (i) negotiate, modify, extend, or enter into any Aaron’s Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Aaron’s or any Aaron’s Subsidiaries.
(vii)   implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;
(viii)   hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;
(ix)   intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of Aaron’s and the Aaron’s Subsidiaries as a whole;
(x)   acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to Aaron’s and the Aaron’s Subsidiaries taken as a whole nor sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to Aaron’s and the Aaron’s subsidiaries taken as a whole, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(xi)   make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xii)   enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Aaron’s or any of the Aaron’s Subsidiaries which (A) involves payment or receipt by Aaron’s or the Aaron’s Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate or (B) contains a covenant limiting the freedom of Aaron’s or any Aaron’s Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to Aaron’s and the Aaron’s Subsidiaries taken as a whole, provided that nothing in this Section 5.3(b)(xii) should prohibit (x) amendments that are favorable to Aaron’s or (y) renewals of existing agreements, contracts, or insurance policies in the Ordinary Course of Business;
(xiii)   settle any pending or threatened Legal Proceeding against Aaron’s or any of the Aaron’s Subsidiaries, that is material to the business of Aaron’s and the Aaron’s Subsidiaries taken as a whole;
(xiv)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xv)   forgive any material loans to Aaron’s employees, officers, directors or Affiliates;
(xvi)   other than as required by Law or GAAP, take any action to change Aaron’s accounting policies or procedures or cash management practices; or
(xvii)   agree, resolve or commit to do any of the foregoing.
(c)   Aaron’s shall not, and shall cause its Subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security; (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security.
5.4.   Operation of CCFI’s Business.
(a)   Except (i) as expressly contemplated or permitted by this Agreement, including any Reorganization, (ii) as set forth in Section 5.4(a) of the CCFI Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Katapult and Aaron’s (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period and through the Closing, CCFI shall, and shall cause the CCFI Subsidiaries to, use reasonable best efforts to, conduct its business and operations in the Ordinary Course of Business in all material respects; provided, however, that no action by CCFI or the CCFI Subsidiaries with respect to matters specifically addressed by any portion of Section 5.4(b) shall be deemed a breach of this Section 5.4(a) unless such action would constitute a breach of such provision of Section 5.4(b).
(b)   Except (i) as expressly contemplated or permitted by this Agreement, including as required by any Reorganization (ii) as set forth in Section 5.4(b) of the CCFI Disclosure Schedule, (iii) as required by applicable Law, (iv) in response to a bona fide Emergency or (iv) with the prior written consent of Katapult and Aaron’s (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing, CCFI shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)   (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than (1) for CCFI Units issuable as a dividend that have accrued pursuant to CCFI’s certificate of incorporation or (2) distributions set forth on Section 5.4(b)(i) of the CCFI Disclosure Schedule), or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for CCFI Units from terminated employees of CCFI pursuant to contracts in effect as of the date hereof and disclosed on the CCFI Disclosure Schedule);

(ii)   amend the certificate of formation, limited liability company agreement or other charter or organizational documents of CCFI, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;
(iii)   form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;
(iv)   other than in the Ordinary Course of Business, (A) incur or guarantee any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (C) guarantee any debt securities of others; or (D) make any capital expenditure or expenditures in excess of $250,000 individually, or, in the aggregate, in excess of $1,250,000;
(v)   except as required under the express terms of any CCFI Employee Plan, (w) adopt, terminate, establish increase benefits under, or enter into any CCFI Employee Plan, (x) cause or permit any CCFI Employee Plan to be amended other than as required by applicable Laws, (y) accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required by a CCFI Employee Plan), or, other than in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors or employees or natural person consultants, or (z) increase the severance or change of control benefits offered to any current or new employees or natural person service providers;
(vi)   (i) negotiate, modify, extend, or enter into any CCFI Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of CCFI or any CCFI Subsidiaries.
(vii)   implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;
(viii)   hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;
(ix)   intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of CCFI and the CCFI Subsidiaries as a whole;
(x)   acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to CCFI and the CCFI subsidiaries taken as a whole nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties that are material to CCFI and the CCFI Subsidiaries taken as a whole, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(xi)   make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(xii)   enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by CCFI or any of the CCFI Subsidiaries which (A) involves payment or receipt by CCFI or the CCFI Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this

Agreement in excess of $1,250,000 in the aggregate or (B) contains a covenant limiting the freedom of CCFI or any CCFI Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to CCFI and the CCFI Subsidiaries taken as a whole; provided that nothing in this Section 5.4(b)(xii) should prohibit (x) amendments that are favorable to CCFI or (y) renewals of existing agreements, contracts, or insurance policies in the Ordinary Course of Business;
(xiii)   settle any pending or threatened Legal Proceeding against CCFI or any of the CCFI Subsidiaries that is material to the business of CCFI and the CCFI Subsidiaries taken as a whole;
(xiv)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xv)   forgive any material loans to CCFI’s employees, officers, directors or Affiliates;
(xvi)   other than as required by Law or GAAP, take any action to change CCFI’s accounting policies or procedures or cash management practices; or
(xvii)   agree, resolve or commit to do any of the foregoing.
(c)   CCFI shall not, and shall cause its Subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for CCFI Units issued upon the valid exercise of CCFI Phantom Units, CCFI Options or CCFI Warrants outstanding as of the date of this Agreement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security.
5.5.   No Solicitation.
(a)   From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Article 11, each Party agrees that neither it nor any of its Subsidiaries shall, and each Party will use its reasonable best efforts to cause each of its officers, managers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to result in an Acquisition Proposal or Acquisition Inquiry; (ii) knowingly furnish any nonpublic information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 5.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.5); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction other than a confidentiality agreement permitted as provided below; provided, however, that, notwithstanding anything contained in this Section 5.5(a), prior to the Required Katapult Stockholder Vote, Katapult may furnish nonpublic information regarding Katapult to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Inquiry or Acquisition Proposal, which Katapult’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer if: (A) neither Katapult nor any Representative of Katapult shall have breached this Section 5.5 in any material respect with respect to such Acquisition Inquiry or Acquisition Proposal, (B) prior to furnishing any such nonpublic information to, or entering into discussions with, Katapult, Katapult gives the other Parties written notice of the identity of such Person and of Katapult’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (C) Katapult receives from such Person an executed confidentiality agreement containing provisions at least as favorable in the aggregate to Katapult (and not less restrictive in the aggregate to the counterparty thereto) as those contained in the Confidentiality Agreements (provided that such confidentiality agreement need not contain any “standstill” provision); and (D) prior to or concurrent with furnishing any such nonpublic information to such Person, Katapult furnishes such nonpublic information to the other Parties (to the extent such nonpublic information has not been previously furnished by Katapult to the other Parties). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any director, officer or financial or legal advisor of Katapult (whether or not such director, officer or financial or legal advisor is purporting to act on behalf of Katapult) takes any action that, if taken by Katapult, would constitute a breach of this Section 5.5 by Katapult, the taking of such action by such director, officer or financial or legal advisor shall be deemed to constitute a breach of this Section 5.5 by Katapult for purposes of this Agreement.
(b)   If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than twenty four (24) hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, including copies of all documentation submitted to such Party reasonably relevant to evaluating such Acquisition Proposal or Acquisition Inquiry, or if no documentation was submitted, a reasonable summary of the terms communicated by the Person making the Acquisition Proposal or Acquisition Inquiry). Such Party shall keep the other Parties reasonably informed on a timely basis in all material respects with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed modification thereto.
(c)   Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and promptly following the date of this Agreement shall use reasonable best efforts to cause the destruction or return of any nonpublic information provided to such Person, including by sending a written notice so requesting the destruction or return pursuant to the provisions of any applicable nondisclosure or similar agreement.
5.6.   Reorganizations.   Each Party shall effect the transactions set forth on Section 5.6 of Aaron’s Disclosure Schedule in accordance with the timing set forth therein (the “Reorganizations”).
ARTICLE 6
Additional Agreements of the Parties
6.1.   Form S-4 Registration Statement; Proxy Statement/Prospectus.
(a)   As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Katapult shall cause to be filed with the SEC, a Form S-4 Registration Statement, in which a Proxy Statement/Prospectus for the Katapult stockholders will be included as a prospectus. Each of the Parties covenants and agrees to use commercially reasonable efforts to ensure that the Proxy Statement/Prospectus, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will comply with applicable U.S. federal securities laws and the DGCL in all material respects and will not, at the time that the Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Katapult, at the time of the Katapult Stockholders’ Meeting and at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Katapult further covenants to use commercially reasonable efforts to keep the Form S-4 Registration Statement effective for so long as necessary to complete the Mergers and pursuant to the terms of this Agreement. Notwithstanding the foregoing, Katapult makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus (and the letter to stockholders, notice of meeting and form of proxy included therewith) relating to or describing Aaron’s or CCFI, if any, based on information furnished in writing by Aaron’s or CCFI specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Aaron’s and CCFI and their legal counsel shall be given reasonable opportunity to review and comment on the Form S-4 Registration Statement prior to the filing thereof with the SEC (at least ten (10) Business Days prior to the filing thereof), and on the response to any comments of the SEC on the Form S-4 Registration Statement, prior to the filing thereof with the SEC. Katapult shall cause the Proxy Statement/Prospectus to be mailed to Katapult’s stockholders as promptly as practicable (and use commercially reasonable efforts to cause such mailing in any event within three (3) Business Days) after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information in its possession concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.1. If any event relating to Katapult, Aaron’s or CCFI occurs, or if Katapult, Aaron’s or CCFI becomes aware of any event or information, that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus, then such Party shall promptly inform the other Parties thereof and shall cooperate fully in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Katapult’s stockholders.
(b)   The record date of the Katapult Stockholders’ Meeting and the date of the Katapult Stockholders’ Meeting shall be selected by Katapult after reasonable consultation with Aaron’s and CCFI, and once selected by Katapult shall not be changed without the consent of Aaron’s and CCFI (not to be unreasonably withheld, conditioned or delayed). Unless this Agreement has been terminated in accordance with Article 11, the obligation of Katapult to duly call, give notice of, convene and hold the Katapult Stockholders’ Meeting and mail the Form S-4 Registration Statement and the Proxy Statement/Prospectus (and any amendment or supplement thereto that may be required by applicable Legal Requirements) to the holders of shares of Katapult Capital Stock will not be affected by a Katapult Board Adverse Recommendation Change.
(c)   Aaron’s and CCFI shall reasonably cooperate with Katapult and provide, and require its Representatives, advisors, accountants and attorneys to provide, Katapult and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Aaron’s and CCFI that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Aaron’s and CCFI to be included in the Form S-4 Registration Statement.
6.2.   Aaron’s Stockholder Written Consent.
(a)   Simultaneously with the execution and delivery of this Agreement Aaron’s shall (i) obtain the approval (by written consent or otherwise) of Aaron’s stockholders sufficient for the Required Aaron’s Stockholder Vote (the “Aaron’s Stockholder Written Consent”) for purposes of (A) adopting this Agreement and approving the Aaron’s Merger, (B) acknowledging that the approval given thereby is irrevocable and that each such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that each such stockholder has received and read a copy of Section 262 of the DGCL, and (C) acknowledging that by its approval of the Aaron’s Merger it is not entitled to appraisal rights with respect to its shares in connection with the Aaron’s Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL and (ii) deliver an executed copy of such Aaron’s Stockholder Written Consent to CCFI and Katapult. Under no circumstances shall Aaron’s assert that any other approval or consent is necessary by its stockholders to approve the Aaron’s Merger or this Agreement.
(b)   Aaron’s agrees that (i) the Aaron’s Board shall recommend that Aaron’s stockholders vote to adopt this Agreement and the Aaron’s Merger and shall use its reasonable best efforts to solicit such approval within the timeframe set forth in Section 6.2(a) above (the recommendation of the Aaron’s Board that Aaron’s stockholders vote to adopt and approve this Agreement being referred to as the “Aaron’s Board Recommendation”); and (ii) the Aaron’s Board Recommendation shall not be withdrawn or modified in a manner adverse to Katapult or CCFI, and no resolution by the Aaron’s Board or any committee thereof to withdraw or modify the Aaron’s Board Recommendation in a manner adverse to Katapult or CCFI shall be adopted or proposed.

6.3.   CCFI Unitholder Written Consent.
(a)   Simultaneously with the execution and delivery of this Agreement CCFI shall (i) obtain the approval (by written consent or otherwise) of CCFI unitholders sufficient for the Required CCFI Unitholder Vote (the “CCFI Unitholder Written Consent”) for purposes of (A) adopting this Agreement and approving the CCFI Merger, and (B) acknowledging that the approval given thereby is irrevocable and (ii) deliver an executed copy of such CCFI Unitholder Written Consent to Aaron’s and Katapult. Under no circumstances shall CCFI assert that any other approval or consent is necessary by its unitholders to approve the CCFI Merger or this Agreement.
(b)   CCFI agrees that each of the CCFI Special Committee Recommendation and the CCFI Board Recommendation shall not be withdrawn or modified in a manner adverse to Katapult or Aaron’s, and no resolution by the CCFI Special Committee, the CCFI Board or any committee thereof to withdraw or modify the CCFI Board Recommendation in a manner adverse to Katapult or Aaron’s shall be adopted or proposed.
6.4.   Consent of Equityholders of Merger Sub 1 and Merger Sub 2.
(a)   Promptly following the execution and delivery of this Agreement, and in any event no later than one (1) Business Day thereafter, Katapult shall cause the sole stockholder of Merger Sub 1 to deliver an action by written consent in accordance with Section 228(c) of the DGCL adopting and approving this Agreement.
(b)   Promptly following the execution and delivery of this Agreement, and in any event no later than one (1) Business Day thereafter, Katapult shall cause the sole member of Merger Sub 2 to deliver an action by written consent in accordance with Section 302 of the DLLCA adopting and approving this Agreement.
6.5.   Katapult Stockholders’ Meeting.
(a)   Katapult shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Katapult Capital Stock to vote on the Katapult Stockholder Proposals (such meeting, the “Katapult Stockholders’ Meeting”). The Katapult Stockholders’ Meeting shall be held as promptly as practicable (and Katapult shall use reasonable best efforts to cause such meeting to be held within thirty-five (35) days) after the Form S-4 Registration Statement is declared effective under the Securities Act. Katapult shall take reasonable measures to ensure that all proxies solicited in connection with the Katapult Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on the date of the Katapult Stockholders’ Meeting, or a date preceding the date on which the Katapult Stockholders’ Meeting is scheduled, Katapult reasonably believes that (x) it will not receive proxies sufficient to obtain the required approval of the holders of Katapult Capital Stock at the Katapult Stockholders’ Meeting with respect to Katapult Stockholder Proposals, whether or not a quorum would be present at the Katapult Stockholders’ Meeting or (y) it will not have sufficient shares of Katapult Capital Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Katapult Stockholders’ Meeting, subject to compliance with all Legal Requirements, Katapult, following consultation with Aaron’s and CCFI, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Katapult Stockholders’ Meeting of up to ten (10) Business Days each, as long as the date of the Katapult Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y); provided that, subject to compliance with all Legal Requirements, Katapult may postpone or adjourn the Katapult Stockholders’ Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Katapult has reasonably determined, after consultation with their outside legal counsel, is reasonably likely to be required under applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Katapult prior to the Katapult Stockholders’ Meeting.
(b)   Katapult agrees that, subject to Section 6.5(c) and Section 6.5(d), each of the Katapult Transaction Committee Recommendation and the Katapult Board Recommendation shall not be withdrawn or modified in a manner adverse to Aaron’s or CCFI, and no resolution by the Katapult Transaction Committee or the Katapult Board or any committee thereof to withdraw or modify the Katapult Transaction Committee Recommendation or the Katapult Board Recommendation in a manner adverse to Aaron’s or CCFI shall be adopted or proposed.
(c)   Notwithstanding anything to the contrary contained in Section 6.5(b), if at any time prior to the approval of the Katapult Stockholder Proposals by the Required Katapult Stockholder Vote, Katapult receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.5) from any Person that has not been withdrawn and, after consultation with outside legal counsel and outside financial advisor(s), the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Katapult Transaction Committee may withhold, amend, withdraw or modify the Katapult Transaction Committee Recommendation and the Katapult Board may withhold, amend, withdraw or modify the Katapult Board Recommendation, in each case in a manner adverse to Aaron’s or CCFI, or, if applicable, recommend such Superior Offer (collectively a “Katapult Board Adverse Recommendation Change”) and terminate this Agreement if, but only if, the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) shall have determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to effect a Katapult Board Adverse Recommendation Change and terminate this Agreement, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board, in each case under applicable Legal Requirements; provided, that, before making a Katapult Board Adverse Recommendation Change and terminating this Agreement, (i) each of Aaron’s and CCFI receives written notice from Katapult confirming that the Katapult Transaction Committee or the Katapult Board (as applicable) intends to change its recommendation at least four (4) Business Days in advance of effecting a Katapult Board Adverse Recommendation Change (the “Katapult Recommendation Determination Notice”), but such notice shall not be deemed to constitute a Katapult Board Adverse Recommendation Change; (ii) such notice describes in reasonable detail the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other documents reflecting the material terms relating thereto); (iii) if requested by Aaron’s or CCFI, Katapult shall, during such four (4) Business Day period, negotiate with Aaron’s and CCFI in good faith to make such adjustments to the terms and conditions of this Agreement so that the Katapult Board Adverse Recommendation Change is no longer necessary and such Acquisition Proposal no longer constitutes a Superior Offer; and (iv) after considering the results of any such negotiations and giving effect to any new proposals proposed in writing by Aaron’s and CCFI in a manner that would form a binding Contract if accepted by Katapult, if any, and, after consultation with outside legal counsel and outside financial advisor(s), the Katapult Transaction Committee and the Katapult Board (as applicable) shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to effect a Katapult Board Adverse Recommendation Change and terminate this Agreement under Section 11.1(m) below, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board (as applicable) under applicable Legal Requirements. The requirements and provisions of this Section 6.5(c) shall also apply in the event of any material change to the terms of any such Acquisition Proposal and each such material change shall require a new Katapult Recommendation Determination Notice, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.
(d)   Notwithstanding anything to the contrary contained in Section 6.5(b), at any time prior to the approval of the Katapult Stockholder Proposals, the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) may, if an event, change, fact, development, circumstance or occurrence that was not known to the Katapult Transaction Committee or the Katapult Board (as applicable) prior to Katapult’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable (or the magnitude of which was not known or reasonably foreseeable) by the Katapult Transaction Committee or the Katapult Board (as applicable) as of the date of this Agreement), which event, change, fact, development, circumstance or occurrence, or any consequence thereof (or magnitude of which), arises or becomes known to the Katapult Transaction Committee or the Katapult Board (as applicable) after Katapult’s execution and delivery hereof (a “Katapult Intervening Event”), effect a Katapult Board Adverse Recommendation Change if it determines in good faith, following consultation with its outside legal counsel, that the failure to effect a Katapult Board Adverse Recommendation Change in light of such Katapult Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board under applicable Legal Requirements; provided, however, that the Katapult Transaction Committee and the Katapult Board may not effect a Katapult Board Adverse Recommendation Change due to a Katapult Intervening Event unless (i) Katapult shall have provided prior written notice to Aaron’s and CCFI at least four (4) Business Days in advance of its intention to effect such Katapult Board Adverse Recommendation Change, (ii) such notice describes in reasonable detail the facts and reasons for such intention, (iii) if requested by Aaron’s or CCFI, Katapult shall, during such four (4) Business Day period, negotiate with Aaron’s and CCFI in good faith to make such adjustments to the terms and conditions of this Agreement so that the Katapult Board Adverse Recommendation Change in connection with the Katapult Intervening Event is no longer necessary, and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by Aaron’s or CCFI, if any, and, after consultation with outside legal counsel, the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) shall have determined, in good faith, that the failure to make the Katapult Board Adverse Recommendation Change in connection with such Katapult Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board under applicable Legal Requirements. The provisions of this Section 6.5(d) shall also apply to any material change to the facts and circumstances relating to any such Katapult Intervening Event and each such material change shall require a new Katapult Recommendation Determination Notice, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.
(e)   Nothing contained in this Agreement shall prohibit Katapult, the Katapult Transaction Committee or the Katapult Board from (i) taking and disclosing to the stockholders of Katapult a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), and (ii) making a “stop, look and listen” communication to the stockholders of Katapult pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this Section 6.5(e) shall not be deemed to affect whether any such disclosure, other than such a “stop, look and listen” communication, would otherwise be deemed to be a Katapult Board Adverse Recommendation Change; provided, further, that any such disclosures permitted pursuant to this Section 6.5(e) (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Katapult Board Adverse Recommendation Change unless the Katapult Transaction Committee or the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) expressly publicly reaffirms the Katapult Board Recommendation (x) in such communication or (y) within three (3) Business Days after being requested in writing to do so by Aaron’s or CCFI. For clarity, a factually accurate public statement that describes Katapult’s receipt of an Acquisition Proposal, that no position has been taken by the Katapult Transaction Committee and the Katapult Board as to the advisability or desirability of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a Katapult Board Adverse Recommendation Change.
6.6.   Regulatory Approvals.
(a)   Subject to the terms and conditions of this Agreement (including Section 6.6(b)), each Party shall use reasonable best efforts to take, or cause to be taken (including by causing its Subsidiaries to take), all actions (including instituting or defending any action, suit or proceeding), and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Contemplated Transactions as expeditiously as possible (and in any event prior to the End Date), including (i) preparing and filing as promptly as practicable with any Governmental Body all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, transfers and applications (“Filings”) and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Body that are necessary, proper or advisable to consummate the Contemplated

Transactions as expeditiously as possible (and in any event prior to the End Date); provided, however, that no Party, nor any Subsidiaries of any Party, shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any contract in connection with obtaining any consent without the prior written consent of Aaron’s and CCFI (with respect to actions taken by Katapult and its Subsidiaries), Katapult and CCFI (with respect to actions taken by the Aaron’s and its Subsidiaries) and Aaron’s and Katapult (with respect to actions taken by CCFI and its Subsidiaries). Without limiting the foregoing, each Party shall make or cause to be made an appropriate Filing, if required by the HSR Act, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the Contemplated Transactions as expeditiously as possible after the date of this Agreement. The Parties shall split in equal parts any fees associated with the Filings. In addition, each of Katapult, Aaron’s and CCFI shall use commercially reasonable efforts to obtain consents from third parties, other than any Governmental Body, if mutually agreed by the Parties.
(b)   The Parties hereby agree that they shall use reasonable best efforts to cooperate and consider in good faith any request, action, agreement, condition, commitment or remedy of any kind in order to consummate the Contemplated Transactions, including but not limited to any remedy that would require any Party to sell, divest, lease, license, transfer, dispose of, or otherwise encumber, impair, limit or restrict such Party’s ownership, control, management or operation of its assets or businesses (including for the avoidance of doubt, any equity or other interests) (collectively, the “Remedial Actions”); provided the Parties shall use their reasonable best efforts to eliminate each and every impediment under any antitrust law to the Contemplated Transactions and to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of such Contemplated Transactions, provided that that no Party, nor any Subsidiary of any Party, shall be required to take Remedial Actions unless such action is conditioned upon the consummation of the Contemplated Transactions to the extent that for any of the Parties, taking such actions would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Katapult and its Subsidiaries, taken as a whole, after giving effect to the Contemplated Transactions (including the Mergers), in each case, it being understood that any proceeds received, or expected to be received, from effecting a Remedial Action shall not be taken into consideration in making such determination.
(c)   Each of the Parties agrees to jointly develop the overall strategy, any substantive positions taken, as well as the final form of any work product to be submitted to any Governmental Body (including the investigative staff, management, and leadership), including any presentation, memorandum, white paper, opinion, and other written communication, with each of the Parties to consult and cooperate reasonably promptly and in good faith with the other Parties with respect thereto; provided, that, in the event any Party reasonably objects in writing to any such strategy or advocacy, then such matters shall be resolved as necessary through a discussion among the chief executive officers of the Parties, such discussion to be held no later than 24 hours following the date of objection, and if such representatives are not in good faith able to resolve such objection, such matter shall thereafter be resolved by a court of competent jurisdiction set forth in Section 12.5. The Parties shall reasonably cooperate with each other and their respective Representatives in obtaining any other consents that may be required in connection with the Contemplated Transactions.
(d)   Each Party shall, to the extent permitted by the applicable Laws, (i) promptly notify the other Parties of any substantive and other material communication (whether written or oral) made or received by any Party, as applicable, with any Governmental Body relating to the antitrust Laws (or any other Filings made pursuant to Section 6.6(a)) and regarding this Agreement or any of the Contemplated Transactions, and, if permitted by the applicable Laws and reasonably practical, permit the other Parties to review in advance any proposed written substantive and other material communication or submission to any such Governmental Body and consider in good faith such other Parties’ (and any of their respective outside counsels’) reasonable comments to such proposed written communication or submission; (ii) not agree to participate in any in-person meeting or substantive discussion with any Governmental Body in respect of any Filing, investigation or inquiry relating to the antitrust Laws (or any other Filings made pursuant to Section 6.6(a)) and regarding this Agreement or any of the Contemplated Transactions unless, to the extent reasonably practicable, it consults with such other

Parties in advance and, to the extent permitted by such Governmental Body, gives such other Parties the opportunity to attend or participate, as applicable; and (iii) promptly furnish the other Parties with copies of all correspondence, Filings and written communications between it and its Affiliates and Representatives, on the one hand, and such Governmental Body or its respective staff, on the other hand, with respect to this Agreement and the Contemplated Transactions. Any materials exchanged in connection with this Section 6.6 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove other competitively sensitive material; provided, that the Parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 6.6 as “outside counsel only.”
6.7.   Equity and Cash Incentive Awards.
(a)   Aaron’s PCU Awards and RCG Awards.
(i)   At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of the holder thereof, each Aaron’s PCU Award will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the Aaron’s PCU Award (each, a “Modified Aaron’s PCU Award”). Each Modified Aaron’s PCU Award will have the same terms and conditions as applied to the Aaron’s PCU Award prior to such modification, except for terms rendered inoperative by reason of the Mergers or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Parties are appropriate to conform the administration of such Modified Aaron’s PCU Award.
(ii)   At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of the holder thereof, each Aaron’s RCG Award will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the Aaron’s RCG Award (each, a “Modified Aaron’s RCG Award”). Each Modified Aaron’s RCG Award will have the same terms and conditions as applied to the Aaron’s RCG Award prior to such modification, except for terms rendered inoperative by reason of the Mergers or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Parties are appropriate to conform the administration of such Modified Aaron’s RCG Award.
(iii)   Prior to the Aaron’s Merger Effective Time, Aaron’s shall take all actions that may be necessary (under the Aaron’s Employee Plans and otherwise) to effectuate the provisions of this Section 6.7(a) and to ensure that, from and after the Aaron’s Merger Effective Time, holders of Aaron’s PCU Awards and Aaron’s RCG Awards have no rights with respect thereto other than those described in this Section 6.7(a).
(b)   CCFI Awards.
(i)   CCFI Phantom and Cash Awards.
A.   At the CCFI Merger Effective Time, CCFI will provide that the CCFI Phantom Units are terminated in accordance with the plan termination and liquidation rules of Section 409A of the Code and that each holder of CCFI Phantom Units will be entitled to receive shares of Katapult Common Stock, twelve (12) months following the effectiveness of the CCFI Phantom Units plan termination under Section 409A.
B.   At the CCFI Merger Effective Time, the CCFI CIC Plan and all awards thereunder will terminated automatically and without any required action on the part of any holder or beneficiary thereof and each holder of an award under the CCFI CIC Plan will be entitled to receive a cash payment, in such amount as is consistent with the CCFI Allocation Schedule, as soon as reasonably practicable after the Closing Date.
C.   Prior to the CCFI Merger Effective Time, CCFI shall take all actions that may be necessary to effectuate the provisions of this Section 6.7(b) and to ensure that, from and after the CCFI Merger Effective Time, holders of CCFI Phantom Units and awards under the CCFI CIC Plan have no rights with respect thereto other than those described in this Section 6.7(b).
(ii)   CCFI Options.
A.   At the CCFI Merger Effective Time, the vested CCFI Options that are outstanding immediately before the CCFI Merger Effective Time shall, automatically and without any required action on the part of the holder or beneficiary thereof, be forfeited for no consideration; provided, however, that, prior to such forfeiture, CCFI shall both notify the holder of the CCFI Options of the treatment set forth in this Section 6.7(b)(ii)(A) and provide a reasonable period during which such CCFI Options may be exercised.
(c)   Katapult Equity Awards.
(i)   Each outstanding Katapult Option, Katapult RSU Award and Katapult PSU Award shall remain outstanding in accordance with its terms, other than those described in Section 6.7(c)(ii).
(ii)   As of the Closing Date, each Katapult Director Initial RSU Grant and Katapult Annual Director RSU Grant that is then outstanding (whether or not deferred under the Katapult Deferral Plan) shall be cancelled and converted into the right to receive cash in an amount equal to (A) the total number of Common Shares subject to such Katapult Director Initial RSU Grant and Katapult Director Annual RSU Grant immediately prior to the Closing Date multiplied by (B) the closing price of a share of Katapult Common Stock on Nasdaq (or such other Nasdaq market on which the Katapult Common Stock then trades) on the Closing Date, which amount shall be paid, net of any applicable withholding Taxes, as soon as reasonably practicable after the Closing Date.
(iii)   Each Katapult Cash Award will continue following the Closing Date pursuant to the same terms and conditions that applied to the Katapult Cash Awards before the Closing Date in accordance with the terms and conditions of such Katapult Cash Awards.
(iv)   Prior to the Closing Date, Katapult shall take all actions that may be necessary (under the Katapult Employee Plans and otherwise) to effectuate the provisions of this Section 6.7(c) and to ensure that, from and after the Closing Date, holders of Katapult Options, Katapult RSU Awards, Katapult PSU Awards and Katapult Cash Awards shall have no rights with respect thereto other than those described in this Section 6.7(c).
6.8.   Employee Benefits.
(a)   Each of Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company agrees to honor in accordance with their terms all Katapult Employee Plans, Aaron’s Employee Plans and CCFI Employee Plans, respectively. In order to further an orderly transition and integration, Katapult, Aaron’s and CCFI and shall cooperate in good faith in reviewing, evaluating and analyzing the Katapult Employee Plans, Aaron’s Employee Plans and CCFI Employee Plans with a view towards developing appropriate new benefit plans, or selecting the Katapult Employee Plans, Aaron’s Employee Plans or CCFI Employee Plans, as applicable, that will apply with respect to employees of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company and their respective Subsidiaries after the Closing (collectively, the “New Benefit Plans”), which New Benefit Plans shall, to the extent permitted by applicable Law, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Katapult Employee Plans, Aaron’s Employee Plans or CCFI Employee Plans, at the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable). Until such time as the New Benefit Plans are determined and/or established, the legacy Katapult employees will participate in Katapult Employee Plans, the legacy Aaron’s employees will participate in the Aaron’s Employee Plans and the legacy CCFI employees will participate in the CCFI Employee Plans, in each case while employed by Katapult, the Aaron’s Surviving Corporation and its Subsidiaries or the CCFI Surviving Company and its subsidiaries, respectively, and subject to the terms of such plans, and it is understood and agreed that participation in New Benefit Plans may commence on different dates following the Closing for different plans.

(b)   With respect to any New Benefit Plans in which any employees of Katapult, Aaron’s or CCFI (or their respective Subsidiaries) prior to the Closing first become eligible to participate on or after the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable), and in which such employees did not participate prior to the Closing, the Aaron’s Surviving Corporation, the CCFI Surviving Company or Katapult (as applicable) shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Benefit Plans in which such employees first become eligible to participate after the Closing, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Katapult Employee Plans, Aaron’s Employee Plans or CCFI Employee Plans, as the case may be, (ii) use commercially reasonable efforts to provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Closing (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Katapult Employee Plan, Aaron’s Employee Plan or CCFI Employee Plan (to the same extent that such credit was given under the analogous Katapult Employee Plan, Aaron’s Employee Plan or CCFI Employee Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employee first become eligible to participate after the Closing, (iii) assume all obligations to provide continued health coverage in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA to the qualified beneficiaries of employees of the Aaron’s Surviving Corporation, the CCFI Surviving Company or Katapult (as applicable), and (iv) recognize all service of such employees with Katapult, Aaron’s or CCFI, as applicable, and their respective Subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Closing to the same extent that such service was taken into account under the analogous Katapult Employee Plan, Aaron’s Employee Plan or Aaron’s Employee Plan prior to the Closing; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.
(c)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Katapult, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates any right to continue in the employ or service of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates, or shall interfere with or restrict in any way the rights of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates to discharge or terminate the services of any employee, officer, director or consultant of Katapult, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Katapult Employee Plan, Aaron’s Employee Plan, CCFI Employee Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any particular Katapult Employee Plan, Aaron’s Employee Plan, CCFI Employee Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing. Without limiting the generality of Section 12.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Katapult, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(d)   Each of Katapult, Aaron’s and CCFI acknowledges and agrees that the Closing constitutes a “change in control,” “change of control” or term of similar import under each Katapult Employee Plan that contains such a term and, accordingly, that at the Closing, a “change in control,” “change of control” or term of similar import shall have occurred under each such Katapult Employee Plan.
6.9.   Indemnification of Officers and Directors.
(a)   From the Closing through the sixth anniversary of the Closing Date, each of Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Aaron’s Merger Effective Time or the CCFI Merger Effective Time, as applicable, a director, manager or officer of Katapult, Aaron’s or CCFI or any of their respective Subsidiaries (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, manager or officer of Katapult, Aaron’s or CCFI, or any of their respective Subsidiaries, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under the DGCL or DLLCA, as applicable, for directors, managers or officers of Delaware corporations and Delaware limited liability companies, respectively. Each D&O Indemnified Party will be entitled to advancement of reasonable and documented expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company, jointly and severally, to the same extent as such D&O Indemnified Party is entitled to advancement of expenses as of the date of this Agreement by Katapult, Aaron’s or CCFI pursuant to the certificate of incorporation and bylaws of Katapult, certificate of incorporation and bylaws of Aaron’s and certificate of formation and limited liability company agreement of CCFI in effect on the date of this Agreement or any applicable indemnification agreement or law, upon receipt by Katapult, the Aaron’s Surviving Corporation or the CCFI Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Katapult or the Aaron’s Surviving Corporation or CCFI Surviving Company prior to the sixth (6th) anniversary of the Closing Date asserting a claim for such protections pursuant to this Section 6.9 shall continue until the final disposition of such claim.
(b)   From and after the CCFI Merger Effective Time, the certificate of incorporation and bylaws of Katapult, the certificate of incorporation and bylaws of the Aaron’s Surviving Corporation and the certificate of formation and limited liability company agreement of the CCFI Surviving Company shall contain, and Katapult shall cause the certificate of incorporation and bylaws of the Aaron’s Surviving Corporation and the certificate of formation and limited liability company agreement of the CCFI Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, managers and officers of each of Katapult, Aaron’s and CCFI and their respective Subsidiaries than are presently set forth in the certificate of incorporation and bylaws of Katapult, the certificate of incorporation and bylaws of Aaron’s and the certificate of formation and limited liability company agreement of CCFI, which provisions shall not be amended, modified or repealed in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable), were officers, managers or directors of Katapult, Aaron’s and CCFI, or their respective Subsidiaries, respectively. Katapult shall ensure that each of the Aaron’s Surviving Corporation and the CCFI Surviving Company complies with its obligations under all such provisions.
(c)   From and after the Closing, Katapult shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Katapult. In addition, each of Katapult, Aaron’s and CCFI shall purchase, prior to the Closing, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Katapult’s, Aaron’s and CCFI’s existing directors’, managers’ and officers’ insurance policies (as applicable) for a claims reporting or discovery period of at least six (6) years from and after the Closing with respect to any claim related to any period of time at or prior to the Closing with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Katapult’s, Aaron’s or CCFI’s existing policies (as applicable) as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, manager or officer of Katapult, Aaron’s or CCFI (as applicable) by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the Contemplated Transactions); provided that the aggregate premium for each such D&O tail policy shall not exceed 300% of the amount per annum that Katapult, Aaron’s or CCFI (as applicable) paid in its last full fiscal year of coverage.
(d)   The provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the current and former officers, managers and directors of Katapult, Aaron’s and CCFI as applicable, by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives. In addition to the rights provided by this Agreement, to the extent that current and former officers, managers and directors of Katapult, Aaron’s and CCFI have existing rights under any agreement between such officer, manager or director and Katapult, Aaron’s or CCFI as applicable, with respect to indemnification, the Aaron’s Surviving Corporation and CCFI Surviving Company will take all good faith efforts necessary to maintain in place such other agreement and to indemnify such officer or director to the maximum extent possible under this Agreement as well as such other agreement.
(e)   Katapult shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.9 in connection with their successful enforcement of their rights provided in this Section 6.9.
(f)   In the event Katapult, the Aaron’s Surviving Corporation or the CCFI Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Katapult, the Aaron’s Surviving Corporation or the CCFI Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.9.
6.10.   Disclosure.   Without limiting any Party’s obligations under any Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Parties shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable and legally permitted, before such press release or disclosure is issued or made, such Party advises the other Parties of, and consults with the other Parties regarding, the text of such press release or disclosure; provided, however, that each of Aaron’s, CCFI and Katapult may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Aaron’s, CCFI or Katapult in compliance with this Section 6.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made (i) with respect to any Acquisition Proposal or Katapult Board Adverse Recommendation Change, (ii) with respect to Katapult only, pursuant to Section 6.5(e), or (iii) if principally directed to employees, suppliers, customers, partners or vendors of such Party so long as such communications are substantially consistent with the previous press releases, public disclosures or public statements made jointly by the Parties or (iv) with respect to any Legal Proceedings between or among the parties relating to dispute between or among the parties with respect to this Agreement or the transactions contemplated hereby.
6.11.   Listing.   From the date hereof through the CCFI Merger Effective Time, Katapult shall (a) use its commercially reasonable efforts to cause the shares of Katapult Common Stock being issued in the Mergers to be approved for listing (subject to notice of issuance) on Nasdaq, (b) use its commercially reasonable efforts to maintain its existing listing on Nasdaq until the CCFI Merger Effective Time and (c) use its commercially reasonable efforts to obtain approval of the listing of the combined corporation on Nasdaq. Each of Aaron’s and CCFI will cooperate with Katapult as reasonably requested by Katapult with respect to the listing application for the Katapult Common Stock (the “Nasdaq Listing Application”) and promptly furnish to Katapult all information concerning Aaron’s and its stockholders and CCFI and its unitholders, respectively, that may be required or reasonably requested in connection with any action contemplated by this Section 6.11.

6.12.   Tax Matters.
(a)   Katapult, Merger Sub 1 and Aaron’s shall use their respective commercially reasonable efforts to cause the Aaron’s Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Aaron’s Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.
(b)   Katapult, Merger Sub 2 and CCFI shall use their respective commercially reasonable efforts to cause the CCFI Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the CCFI Merger from qualifying, as a “reorganization” under Section 368(a) of the Code. Katapult shall cause Merger Sub 2 to file an election (on IRS Form 8832) to be classified as a corporation for U.S. federal income tax purposes, with an effective date as of the date of formation of Merger Sub 2. Katapult will not make, and will not permit or cause any of its Affiliates to make, an election to treat Katapult Intermediate Holdings, LLC, Intermediate Holdings I or Intermediate Holdings II as a corporation for U.S. federal income tax purposes.
(c)   This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g) with respect to each of the Aaron’s Merger and the CCFI Merger. Each of the Parties intends that each of the Aaron’s Merger and the CCFI Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(d)   The Parties shall not take any action that could reasonably be expected to cause the Mergers, together with the CCFI MIP Exchange and the Aaron’s MIP Exchange, not to qualify as an exchange described in Section 351 of the Code.
(e)   The Parties shall treat and shall not take (and shall cause their respective Affiliates to treat and not take) any Tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. The Parties will reasonably cooperate with each other to document and support the Intended Tax Treatment.
6.13.   Legends.   Katapult shall be entitled to place appropriate legends on the certificated and non-certificated book entries evidencing any Katapult Common Stock to be received by stockholders of Aaron’s or unitholders of CCFI who may be considered “affiliates” of Katapult for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Katapult Common Stock.
6.14.   Cooperation.   Each Party shall cooperate reasonably with the other Parties and shall provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing.
6.15.   Directors, Managers and Governance Matters.
(a)   Katapult shall obtain and deliver to Aaron’s and CCFI at or prior to the Closing resignation letters in a form reasonably acceptable to Aaron’s and CCFI and executed by each officer and director of Katapult set forth on Schedule 6.15(a) (to the extent such person is still an officer or director of Katapult), effective at the Closing (the “Katapult Resignation Letters”).
(b)   Prior to the Closing Date, but to be effective at the Closing (or with respect to the filling of any vacancy, immediately following the effectiveness of the resignations contemplated in Section 6.15(a)), the Katapult Board shall, and Katapult shall take all necessary action to cause the Katapult Board to, (i) increase the size of the Katapult Board such that the Katapult Board will consist of nine (9) members, (ii) appoint the Katapult Board designees set forth on Schedule 6.15(b) and (iii) appoint as officers of Katapult the persons set forth on Schedule 6.15(b).

(c)   The Parties shall take all necessary action so that the Persons listed in Schedule 6.15(c) have resigned from, as applicable, the positions of officers, managers and directors of the Aaron’s Surviving Corporation or the CCFI Surviving Company as set forth therein, effective as of the Closing.
6.16.   Section 16 Matters.   Prior to the Closing, Katapult shall take all such steps as may be required to cause any acquisitions of Katapult Common Stock and any options to purchase Katapult Common Stock resulting from the Mergers, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Katapult, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.17.   Financing Covenants.
(a)   Subject to Section 6.17(c), each of Katapult, Aaron’s and CCFI shall use its reasonable best efforts to: (i) take, or cause to be taken as promptly as practicable after the date hereof, all actions and (ii) do, or cause to be done, subject to any required consents and approvals by each of Katapult’s, Aaron’s and CCFI’s existing lenders, all things reasonably necessary, proper or advisable to offer, arrange, obtain, consummate and issue the Debt Financing.
(b)   [Intentionally Omitted].
(c)   Katapult, Aaron’s and CCFI shall jointly develop, cooperate with respect to, discuss, and implement the strategies, tactics, and process relating to offering, arranging, obtaining, consummating and issuing the Debt Financing; provided that, in the event of any conflict or disagreement with respect to such matters, Aaron’s shall, after considering in good faith the views and comments of CCFI, Katapult and their respective counsels, direct with the consent of CCFI and Katapult (in each case, not to be unreasonably withheld) the strategy, tactics, timing, and process relating to offering, arranging, obtaining, consummating and issuing the Debt Financing.
(d)   From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Article 11, each of Katapult, Aaron’s and CCFI shall use its reasonable best efforts, and shall cause their respective Subsidiaries to use reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Katapult, Aaron’s or CCFI and subject to any required consents and approvals by each of Katapult’s, Aaron’s and CCFI’s existing lenders, in connection with the offering, arrangement, syndication, consummation, or issuance of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of any Party or any of its respective Affiliates), including, to the extent so requested, using reasonable best efforts to:
(i)   upon reasonable notice, direct employees of such requested Party with appropriate seniority and expertise to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with providers of the Debt Financing), drafting sessions, road shows, rating agency presentations and due diligence sessions and other syndication activities and presentations with prospective lenders at reasonable times and locations mutually agreed;
(ii)   provide reasonable and customary assistance to Katapult, Aaron’s and CCFI with the preparation of customary offering documents, offering memoranda, syndication materials, information memoranda, lender presentations, materials for rating agency presentations, private placement memoranda, bank information memoranda and similar documents reasonably necessary in connection with the Debt Financing and provide reasonable cooperation with the due diligence efforts of any source of any Debt Financing to the extent reasonable and customary; in each case in this clause: (A) subject to customary confidentiality provisions and disclaimers; (B) as reasonably requested by Katapult, CCFI or Aaron’s; and (C) limited to information to be contained therein with respect to such requested Party;
(iii)   furnish Katapult, Aaron’s and CCFI, reasonably promptly upon written request, with such historical and projected financial, statistical and other pertinent information relating to such requested Party as may be reasonably requested by Katapult, CCFI or Aaron’s, as is usual and customary for Debt Financings and reasonably available and prepared by or for such requested Party in the ordinary course of business;

(iv)   assist with the preparation of customary definitive loan documentation, underwriting or placement agreements, registration statements or indentures contemplated by the Debt Financing (including schedules), including any customary guarantee, pledge and security documents (provided that any such documents or agreements and any obligations contained in such documents shall be effective no earlier than as of the Closing);
(v)   provide to Katapult, Aaron’s and CCFI, at least three Business Days prior to the closing date of the Debt Financing, all documentation and other information with respect to such requested Party required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Debt Financing, in each case as reasonably requested at least ten days prior to the closing date of the Debt Financing by Katapult, CCFI or Aaron’s;
(vi)   reasonably cooperate in connection with the repayment or defeasance of any existing Credit Facility (other than any Credit Facility contemplated by this Agreement to remain outstanding after the Closing Date) of such requested Party as of, and subject to occurrence of, the Closing and the release of related Encumbrances following the repayment in full of such Credit Facilities, including using commercially reasonable efforts to deliver such customary payoff, defeasance or similar notices within the time periods contemplated under any existing loans of such requested Party as are reasonably requested by Katapult, CCFI or Aaron’s (provided, that such requested Party shall not be required to deliver any notices that are not conditioned on, and subject to the occurrence of, the Closing);
(vii)   cause such requested Party’s independent auditors to deliver customary “comfort letters” and customary consents to the use of accountants’ audit reports in connection with the Debt Financing;
(viii)   provide customary authorization letters authorizing the distribution of such requested Party information to prospective lenders in connection with a syndicated bank financing;
(ix)   consent to the use of such requested Party’s logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage such requested Party’s reputation or goodwill;
(x)   reasonably cooperate with the marketing efforts of Katapult, CCFI or Aaron’s and their respective financing sources for any Debt Financing to be raised by Katapult, CCFI and Aaron’s to complete the Mergers and the other transactions contemplated by this Agreement; and
(xi)   to the extent necessary or advisable, reasonably cooperate to facilitate, effective no earlier than the Closing, the execution and delivery of definitive financing, pledge, security and guarantee documents reasonably requested by Katapult, CCFI or Aaron’s and required in connection with the Debt Financing, including customary indemnities and bring down certificates issued in connection with a securitization of the Debt Financing.
(e)   Each of Katapult, Aaron’s and CCFI shall have satisfied its obligations set forth in Section 6.17 if such Party shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. Notwithstanding the foregoing, each of Katapult, Aaron’s and CCFI shall not be required to provide, or cause any of its respective Subsidiaries to provide, cooperation under Section 6.17 to the extent that it: (i) unreasonably interferes with the ongoing business of such Party; (ii) requires such Party to incur any liability (including, without limitation, any commitment fees and expense reimbursement) or causes or permits any Encumbrance to be placed on any assets of such Party in connection with the Debt Financing prior to the Closing (except those fees, expenses and liabilities for which such Party is reimbursed by another Party); (iii) requires such Party or any of its Subsidiaries or their respective directors, trustees, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing (other than with respect to customary authorization letters with respect to bank information memoranda) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which is not contingent upon the Closing or would be effective at or prior to the Closing; (iv) requires such Party or its counsel to give any legal opinion (other than legal opinions customarily delivered in connection with financings of the type contemplated by the terms and conditions set forth on Section 6.17 of the Aaron’s Disclosure Schedule); (v) requires such Party to provide any information that is prohibited or restricted by applicable Law; (vi) requires such Party to provide access to or disclose information that such Party or any of its Subsidiaries determines would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided, that such Party and its Subsidiaries shall use reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)); (vii) requires such Party or any of its Subsidiaries to take any action that is prohibited or restricted by, or would conflict with or violate, its organizational documents, or would result in a violation or breach of, or default under, any Material Contract (including, for the avoidance of doubt, the Existing Blue Owl Facility) to which such Party or any of its Subsidiaries is a party or any applicable Laws; (viii) would result in any officer or director of such Party or any of its Subsidiaries incurring personal liability with respect to any matter relating to the Debt Financing or requires any officer, director or other Representative of such Party or any of its Subsidiaries to deliver any certificate that such officer, director or other Representative reasonably believes, in good faith, contains any untrue certifications or (ix) requires such Party or its Representatives, as applicable, to waive or amend any terms of this Agreement. In no event shall Katapult, Aaron’s or CCFI be required to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by such Party, any of its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Katapult, Aaron’s and CCFI in arranging the Debt Financing or as a result of any information provided by such Party, any of its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Debt Financing prior to the Closing (except those fees, expenses, financial commitments or other financial obligations for which such Party is reimbursed by another Party). Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the provisions contained in this Section 6.17 represent the sole shared obligations of Katapult, Aaron’s, CCFI and any of their Representatives in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Katapult, Aaron’s and CCFI with respect to the Contemplated Transactions, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to discharge, expand or modify such obligations, including any Superior Offer before Katapult effects a Katapult Board Adverse Recommendation Change and terminates this Agreement, and the failure of Katapult, Aaron’s, CCFI or any of their Affiliates (or any of their respective Representatives) to arrange, obtain and consummate the Debt Financing shall not be taken into account in determining whether any condition to the Closing set forth in Article 8, 9 or 10 shall have been satisfied. For the purposes of this Section 6.17, the terms “cooperation” or to “cooperate” shall mean cooperation or to cooperate as customarily provided for borrowers, sponsors, buyers, or sellers in committed financings of the type contemplated by the terms and conditions set forth on Section 6.17 of the Aaron’s Disclosure Schedule, including, without limitation, in good faith, fair dealing and with commercially reasonable efforts to ensure the syndication or arrangement of any financing with respect to the transactions to be consummated at the Closing expressly contemplated hereunder benefit from any existing banking and institutional relationships of each Party. All material non-public information provided by Katapult, Aaron’s and CCFI or any of their respective Subsidiaries or Representatives pursuant to this Section 6.17 shall be kept confidential in accordance with the Confidentiality Agreements.
6.18.   Litigation.   From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Article 11, Katapult shall as promptly as reasonably practicable (but no later than within two (2) Business Days of receipt of learning about potential Transaction Litigation) notify Aaron’s and CCFI in writing of, shall keep Aaron’s and CCFI informed on a reasonably prompt basis regarding any such Transaction Litigation, and shall give Aaron’s and CCFI the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing Aaron’s and CCFI to offer comments or suggestions with respect to such Transaction Litigation, which Katapult shall consider in good faith). Katapult shall give Aaron’s and CCFI the opportunity to consult with counsel to Katapult regarding the defense and settlement of any such Transaction Litigation, and in any event Katapult shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Aaron’s and CCFI’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.19.   Katapult SEC Filings.   From the date of this Agreement through the Closing, Katapult shall, and shall cause its officers to, use reasonable best efforts to (i) timely file all material statements, reports, schedules, forms and other documents required to be filed by it or any of them with the SEC, and (ii) ensure that all such filings shall comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
6.20.   280G Stockholder Approval.   If applicable, prior to the Closing, Aaron’s shall (a) seek and use commercially reasonable efforts to secure from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by shareholders the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. Prior to the solicitation of shareholder approval, Aaron’s shall provide to Katapult and CCFI or their counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process and shall reasonably consider any timely comments.
ARTICLE 7
Conditions Precedent to Obligations of Each Party
The obligations of each Party to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1.   Effectiveness of Registration Statement.   The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding by the SEC seeking a stop order with respect to the Form S-4 Registration Statement.
7.2.   No Restraints.   No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Mergers, Reorganizations, or the Katapult Stock Issuance Proposal shall have been issued by any court of competent jurisdiction or other U.S. Governmental Body of competent jurisdiction and remain in effect, and there shall not be any U.S. Legal Requirement which has the effect of making the consummation of the Mergers or the Katapult Stock Issuance Proposal illegal; provided, however, that prior to asserting this condition, subject to Section 6.6, each of the Parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order to and to appeal as promptly as possible any such injunction or other order that may be entered.
7.3.   Equityholder Approvals.   This Agreement and the Mergers contemplated by this Agreement shall have been duly approved by the Required Aaron’s Stockholder Vote and the Required CCFI Unitholder Vote, and the Katapult Stock Issuance shall have been duly approved by the Required Katapult Stockholder Vote.
7.4.   The Aaron’s Merger and CCFI Merger.   All conditions to the obligations of each Party to consummate each Merger shall have been satisfied or irrevocably waived pursuant to the terms of this Agreement.
7.5.   No Antitrust Proceedings Relating to Contemplated Transactions or Right to Operate Business.
(a)   The waiting period (and any extension thereof) required under the HSR Act shall have expired or been terminated.
(b)   [Intentionally Omitted].

7.6.   Listing.   The approval of the listing of the additional shares of Katapult Common Stock issued in the Mergers and the Aaron’s MIP Exchange and CCFI MIP Exchange on Nasdaq shall have been obtained and the shares of Katapult Common Stock to be issued in the Mergers pursuant to this Agreement shall have been approved for listing (in each case, subject to official notice of issuance) on Nasdaq.
ARTICLE 8
Additional Conditions Precedent to Obligations of Katapult, Merger Sub 1 and Merger Sub 2
The obligations of Katapult, Merger Sub 1 and Merger Sub 2 to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Katapult, at or prior to the Closing, of each of the following conditions:
8.1.   Accuracy of Aaron’s Representations.   The representations and warranties of Aaron’s contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aaron’s Material Adverse Effect (except for the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.3(a), (c) and (d) (Capitalization, Etc.); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of Aaron’s set forth in Section 2.3(a), (c) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A) – (C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aaron’s Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2.   Accuracy of CCFI’s Representations.   The representations and warranties of CCFI contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a CCFI Material Adverse Effect (except for the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.3(a), (c) and (d) (Capitalization, Etc.); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of CCFI set forth in Section 3.3 (a), (c) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate; (C) the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A) – (C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the CCFI Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.3.   Aaron’s Performance of Covenants.   Each of the covenants and obligations in this Agreement that Aaron’s are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Aaron’s in all material respects.
8.4.   CCFI’s Performance of Covenants.   Each of the covenants and obligations in this Agreement that CCFI are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by CCFI in all material respects.
8.5.   Documents.   Katapult shall have received the following agreements and other documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer and President of Aaron’s, on behalf of Aaron’s and not in his or her personal capacity, confirming that the conditions set forth in Sections 8.1, 8.3, and 8.6, and have been duly satisfied;
(b)   a certificate executed by the Chief Executive Officer and President of CCFI, on behalf of CCFI and not in his or her personal capacity, confirming that the conditions set forth in Sections 8.2, 8.4, and 8.7, and have been duly satisfied;
(c)   written resignations in forms reasonably satisfactory to Katapult, dated as of the Closing Date and effective as of the Aaron’s Merger Effective Time, executed by the officers and directors of Aaron’s who will not be officers or directors of the Aaron’s Surviving Corporation pursuant to Section 6.15(c) hereof;
(d)   written resignations in forms reasonably satisfactory to Katapult, dated as of the Closing Date and effective as of the CCFI Merger Effective Time, executed by the officers, managers and directors of CCFI who will not be officers, managers or directors of the CCFI Surviving Company pursuant to Section 6.15(c) hereof;
(e)   (i) an original signed statement from Aaron’s that Aaron’s is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Katapult to deliver such notice to the IRS on behalf of Aaron’s following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of Aaron’s; and
(f)   (i) an original signed statement from CCFI that CCFI is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Katapult to deliver such notice to the IRS on behalf of CCFI following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of CCFI.
8.6.   No Aaron’s Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Aaron’s Material Adverse Effect that is continuing.
8.7.   No CCFI Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any CCFI Material Adverse Effect that is continuing.
8.8.   Aaron’s Lock-Up Agreements.   The Aaron’s Lock-Up Agreements executed by stockholders of Aaron’s set forth on Schedule B will continue to be in full force and effect as of immediately following the Aaron’s Merger Effective Time.

8.9.   CCFI Lock-Up Agreements.   The CCFI Lock-Up Agreements executed by unitholders of CCFI set forth on Schedule C will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
8.10.   Stockholders Agreement.   The Stockholders Agreement executed by Katapult and stockholders of Aaron’s and unitholders of CCFI set forth on Schedule B and Schedule C, respectively, will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
ARTICLE 9
Additional Conditions Precedent to Obligations of Aaron’s
The obligations of Aaron’s to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Aaron’s, at or prior to the Closing, of each of the following conditions:
9.1.   Accuracy of Katapult’s Representations.   The representations and warranties of Katapult, Merger Sub 1 and Merger Sub 2 contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Katapult Material Adverse Effect (except for the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.3(a) and (e) (Capitalization, Etc.); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement), (B) the representations and warranties of Katapult set forth in Section 4.3(a) and (e) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A) – (C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Katapult Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
9.2.   Accuracy of CCFI’s Representations.   The representations and warranties of CCFI contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a CCFI Material Adverse Effect (except for the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.3(a), (c) and (d) (Capitalization, Etc.); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of CCFI set forth in Section 3.3(a), (c) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate; (C) the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A) – (C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the CCFI Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
9.3.   Katapult’s Performance of Covenants.   Each of the covenants and obligations in this Agreement that Katapult, Merger Sub 1 and Merger Sub 2 are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Katapult, Merger Sub 1 and Merger Sub 2 in all material respects.
9.4.   CCFI’s Performance of Covenants.   Each of the covenants and obligations in this Agreement that CCFI are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by CCFI in all material respects.
9.5.   Documents.   Aaron’s shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer of Katapult, on behalf of Katapult and not in his personal capacity, confirming that the conditions set forth in Sections 9.1, 9.3, and 9.6, have been duly satisfied;
(b)   a certificate executed by the Chief Executive Officer and President of CCFI, on behalf of CCFI and not in his or her personal capacity, confirming that the conditions set forth in Sections 9.2, 9.4, and 9.7, and have been duly satisfied;
(c)   the Katapult Resignation Letters; and
(d)   written resignations in forms reasonably satisfactory to Aaron’s, dated as of the Closing Date and effective as of CCFI Merger Effective Time, executed by the officers, managers and directors of CCFI who will not be officers, managers or directors of Katapult or CCFI pursuant to Section 6.15(c) hereof.
9.6.   No Katapult Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Katapult Material Adverse Effect that is continuing.
9.7.   No CCFI Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any CCFI Material Adverse Effect that is continuing.
9.8.   [Intentionally Omitted].
9.9.   Katapult Lock-Up Agreements.   The Katapult Lock-Up Agreements executed by stockholders of Katapult set forth on Schedule A will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
9.10.   CCFI Lock-Up Agreements.   The CCFI Lock-Up Agreements executed by unitholders of CCFI set forth on Schedule C will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
9.11.   Stockholders Agreement.   The Stockholders Agreement executed by Katapult and stockholders of Aaron’s and unitholders of CCFI set forth on Schedule B and Schedule C, respectively, will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
9.12.   Registration Rights Agreement.   The Registration Rights Agreement executed by Katapult will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

ARTICLE 10
Additional Conditions Precedent to Obligations of CCFI
The obligations of CCFI to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by CCFI, at or prior to the Closing, of each of the following conditions:
10.1.   Accuracy of Katapult’s Representations.   The representations and warranties of Katapult, Merger Sub 1 and Merger Sub 2 contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Katapult Material Adverse Effect (except for the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.3(a) and (e) (Capitalization, Etc.); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement), (B) the representations and warranties of Katapult set forth in Section 4.3(a) and (e) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A) – (C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Katapult Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
10.2.   Accuracy of Aaron’s Representations.   The representations and warranties of Aaron’s contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aaron’s Material Adverse Effect (except for the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.3(a) and (d) (Capitalization, Etc.); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of Aaron’s set forth in Section 2.3(a) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A) – (C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aaron’s Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
10.3.   Katapult’s Performance of Covenants.   Each of the covenants and obligations in this Agreement that Katapult, Merger Sub 1 and Merger Sub 2 are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Katapult, Merger Sub 1 and Merger Sub 2 in all material respects.

10.4.   Aaron’s Performance of Covenants.   Each of the covenants and obligations in this Agreement that Aaron’s are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Aaron’s in all material respects.
10.5.   Documents.   CCFI shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer of Katapult, on behalf of Katapult and not in their personal capacities, confirming that the conditions set forth in Sections 10.1, 10.3, and 10.6, have been duly satisfied;
(b)   a certificate executed by the Chief Executive Officer and President of Aaron’s, on behalf of Aaron’s and not in his or her personal capacity, confirming that the conditions set forth in Sections 10.2, 10.4, and 10.7, and have been duly satisfied.
(c)   the Katapult Resignation Letters; and
(d)   written resignations in forms reasonably satisfactory to CCFI, dated as of the Closing Date and effective as of the Aaron’s Merger Effective Time, executed by the officers and directors of Aaron’s who will not be officers or directors of Katapult or the Aaron’s Surviving Corporation pursuant to Section 6.15(c) hereof.
10.6.   No Katapult Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Katapult Material Adverse Effect that is continuing.
10.7.   No Aaron’s Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Aaron’s Material Adverse Effect that is continuing.
10.8.   [Intentionally Omitted].
10.9.   Katapult Lock-Up Agreements.   The Katapult Lock-Up Agreements executed by stockholders of Katapult set forth on Schedule A will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
10.10.   Aaron’s Lock-Up Agreements.   The Aaron’s Lock-Up Agreements executed by stockholders of Aaron’s set forth on Schedule B will continue to be in full force and effect as of immediately following the Aaron’s Merger Effective Time.
10.11.   Stockholders Agreement.   The Stockholders Agreement executed by Katapult and stockholders of Aaron’s and unitholders of CCFI set forth on Schedule B and Schedule C, respectively, will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
10.12.   Registration Rights Agreement.   The Registration Rights Agreement executed by Katapult will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.
ARTICLE 11
Termination
11.1.   Termination.   This Agreement may be terminated prior to the Aaron’s Merger Effective Time (whether before or after approval of the Katapult Stockholder Proposals by the Required Katapult Stockholder Vote or before or after approval of the Mergers by the Required Aaron’s Stockholder Vote or the Required CCFI Unitholder Vote, unless otherwise specified below):
(a)   by mutual written consent duly authorized by the Katapult Board, the Aaron’s Board and the CCFI Board;
(b)   by either Katapult, Aaron’s or CCFI if the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance shall not have been consummated by September 30, 2026 (subject to possible extension as provided in this Section 11.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to Aaron’s, CCFI or Katapult, respectively, if such Party’s action or failure to act has been a principal cause of the failure of the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; and provided, further, that, in the event that (i) the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the initial End Date specified above or (ii) at the initial End Date specified above any of the conditions to the Closing set forth in Section 7.5 have not been satisfied, then the End Date shall be automatically extended one (1) time by an additional ninety (90) days, and such date shall become the End Date for purposes of this Agreement, unless the Parties agree otherwise;
(c)   by either Katapult, Aaron’s or CCFI if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance;
(d)   by either Katapult, Aaron’s or CCFI if (i) the Katapult Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Katapult’s stockholders shall have taken a final vote on the Katapult Stock Issuance Proposal and (ii) the Katapult Stock Issuance Proposal shall not have been approved at the Katapult Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Katapult Stockholder Vote;
(e)   by Aaron’s or CCFI (at any time prior to the approval of the Katapult Stock Issuance Proposal by the Required Katapult Stockholder Vote) if a Katapult Triggering Event shall have occurred;
(f)   [Intentionally Omitted];
(g)   [Intentionally Omitted];
(h)   by Aaron’s or CCFI, upon a breach of any representation, warranty, covenant or agreement on the part of Katapult, Merger Sub 1 and Merger Sub 2 set forth in this Agreement, or if any such representation or warranty of Katapult, Merger Sub 1 and Merger Sub 2 shall have become inaccurate, in either case such that the conditions set forth in Section 9.1, Section 9.3, Section 10.1 or Section 10.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Aaron’s or CCFI (as applicable) is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 8.1, Section 8.2, Section 8.3, or Section 8.4 (as applicable) not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Katapult, Merger Sub 1 and Merger Sub 2 is curable by Katapult, Merger Sub 1 and Merger Sub 2, then this Agreement shall not terminate pursuant to this Section 11.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Aaron’s or CCFI to Katapult, Merger Sub 1 or Merger Sub 2 of such breach or inaccuracy and of its intention to terminate pursuant to this Section 11.1(h) and (ii) Katapult, Merger Sub 1 and Merger Sub 2 (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) (it being understood that this Agreement shall not terminate pursuant to this Section 11.1(h) as a result of such particular breach or inaccuracy if such breach by Katapult, Merger Sub 1 and Merger Sub 2 is cured prior to such termination becoming effective);
(i)   by Katapult or CCFI, upon a breach of any representation, warranty, covenant or agreement on the part of Aaron’s set forth in this Agreement, or if any such representation or warranty of Aaron’s shall have become inaccurate, in either case such that the conditions set forth in Section 8.1, Section 8.3, Section 10.2 or Section 10.4 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Katapult or CCFI (as applicable) is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 9.1, Section 9.2, Section 9.3 or Section 9.4 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Aaron’s is curable by Aaron’s then this Agreement shall not terminate pursuant to this Section 11.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Katapult or CCFI to Aaron’s of such breach or inaccuracy and of its intention to terminate pursuant to this Section 11.1(i) and (ii) Aaron’s ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) above (it being understood that this Agreement shall not terminate pursuant to this Section 11.1(i) as a result of such particular breach or inaccuracy if such breach by Aaron’s is cured prior to such termination becoming effective);
(j)   by Katapult or Aaron’s, upon a breach of any representation, warranty, covenant or agreement on the part of CCFI set forth in this Agreement, or if any such representation or warranty of CCFI shall have become inaccurate, in either case such that the conditions set forth in Section 8.2, Section 8.4, Section 9.2 or Section 9.4 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Katapult or Aaron’s (as applicable) is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 10.1, Section 10.2, Section 10.3 or Section 10.4 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Aaron’s is curable by Aaron’s then this Agreement shall not terminate pursuant to this Section 11.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Katapult or Aaron’s to CCFI of such breach or inaccuracy and of its intention to terminate pursuant to this Section 11.1(j) and (ii) CCFI ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) above (it being understood that this Agreement shall not terminate pursuant to this Section 11.1(j) as a result of such particular breach or inaccuracy if such breach by CCFI is cured prior to such termination becoming effective);
(k)   [Intentionally Omitted];
(l)   [Intentionally Omitted]; and
(m)   by Katapult, at any time prior to the approval of the Katapult Stock Issuance Proposal by the Required Katapult Stockholder Vote, if Katapult has received an Acquisition Proposal that the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) deems is a Superior Offer in accordance with Section 6.5(c), Katapult has complied in all material respects with its obligations with respect to such Superior Offer under Section 5.5 and Section 6.5 in order to accept such Superior Offer, and Katapult both substantially concurrently terminates this Agreement and enters into a definitive agreement that provides for the consummation of such Superior Offer and Katapult substantially concurrently pays to Aaron’s the amount set forth in Section 11.3.
The Party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
11.2.   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 6.10, this Section 11.2, Section 11.3, and Article 12 and the Confidentiality Agreements shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party for its Fraud or from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. A Party shall only be liable for Fraud or for Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, solely to the extent such damages or liability were proximately caused by such Party.

11.3.   Expenses; Termination Fees.
(a)   Except as set forth in Section 6.6 and this Section 11.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, that Katapult shall pay all fees and expenses incurred in relation to (i) the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing and application fees payable to Nasdaq in connection with the Nasdaq Listing Application and the listing of the Katapult Common Stock to be issued in the Mergers on Nasdaq.
(b)   Katapult shall pay to Aaron’s and CCFI via wire transfer of same-day funds, a nonrefundable fee in an aggregate amount equal to $1,514,174 (the “Katapult Termination Fee”) (provided that fifteen percent (15%) of the Katapult Termination Fee shall be paid to Aaron’s and eighty-five percent (85%) of the Katapult Termination Fee shall be paid to CCFI):
(i)   within two (2) Business Days after termination, if this Agreement is terminated by Aaron’s or CCFI pursuant to Section 11.1(e) (Katapult Triggering Event); or
(ii)   substantially concurrently with the termination of this Agreement, if this Agreement is terminated by Katapult pursuant to Section 11.1(m) (Superior Offer).
(c)   If Katapult fails to pay the Katapult Termination Fee when due, the amount of the Katapult Termination Fee shall accrue interest from and including the date such payment was due until the date such payment is made at a rate per annum equal to the prime rate as published in The Wall Street Journal, compounded quarterly, and Katapult shall also be responsible for the reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Aaron’s and CCFI in connection with the enforcement and collection of the Katapult Termination Fee.
(d)   The Parties agree that, notwithstanding anything in this Agreement to the contrary, the payment of the fees and expenses set forth in this Section 11.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in Section 11.3(b), it being understood that in no event shall Katapult be required to pay fees or damages payable pursuant to this Section 11.3 on more than one occasion. Subject to any liability or damage for Fraud or Willful Breach as provided in Section 11.2 following a termination of this Agreement other than under the circumstances described in Section 11.3(b), the payment of the fees and expenses set forth in Section 11.3(b), and the provisions of Section 12.10 (Other Remedies; Specific Performance), each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any Subsidiary, Affiliate, or Representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated, provided, that the Confidentiality Agreements and any liabilities of any Party thereunder shall survive any termination of this Agreement. Each of the Parties acknowledges that (i) the agreements contained in this Section 11.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 11.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
ARTICLE 12
Miscellaneous Provisions
12.1.   Non-Survival of Representations and Warranties.   The representations and warranties of Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the CCFI Merger Effective Time, and only the covenants that by their terms survive the CCFI Merger Effective Time and this Article 12 shall survive the CCFI Merger Effective Time.

12.2.   Amendment.   This Agreement may be amended with the approval of the respective Boards of Directors of Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult at any time (whether before or after the Required Katapult Stockholder Vote has been obtained); provided, however, that after Required Katapult Stockholder Vote has been obtained, no amendment shall be made which by applicable Law requires further approval of the Katapult stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult.
12.3.   Waiver.
(a)   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)   Any provision hereof may be waived (or the time for performance extended) by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
12.4.   Entire Agreement; Counterparts; Exchanges by Facsimile.   This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreements shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
12.5.   Applicable Law; Jurisdiction.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties (i) irrevocably submits itself to the jurisdiction of the Court of Chancery of the State of Delaware or, (ii) to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (b) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions in any other court, and (e) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DOCUMENTS RELATED HERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF AARON’S, CCFI, MERGER SUB 1, MERGER SUB 2 OR KATAPULT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.5.
12.6.   Assignability; No Third-Party Beneficiaries.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void ab initio and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
12.7.   Notices.   Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, or sent by electronic mail (notice deemed given on the date of receipt), set forth beneath the name of such Party below (or to such other address, or electronic mail as such Party shall have specified in a written notice given to the other parties hereto):
if to Katapult, Merger Sub 1, or Merger Sub 2:
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024
Attention: Separately Supplied
Email: Separately Supplied
with a copy (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
Attention: Separately Supplied
Email: Separately Supplied
if to Aaron’s:
Aaron’s Intermediate HoldCo, Inc.
400 Galleria Parkway, Suite 300
Atlanta, GA 30339
Attention: Separately Supplied
Email: Separately Supplied
with a copy (which shall not constitute notice) to:
King & Spalding, LLP
1180 Peachtree St NE
Atlanta, GA 30309
Telephone: (404) 572 4600
Attention: Separately Supplied
Email: Separately Supplied

if to CCFI:
CCF Holdings LLC
5165 Emerald Parkway
Dublin, Ohio 43017
Attention: Separately Supplied
Email: Separately Supplied
with a copy (which shall not constitute notice) to:
Morrison & Foerster
250 West 55th Street
New York, NY 10019
Telephone: (212) 468-8000
Fax: (212) 468-7900
Attention: Separately Supplied
Email: Separately Supplied
12.8.   Cooperation.   Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
12.9.   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
12.10.   Other Remedies; Specific Performance.   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.
12.11.   Construction.
(a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b)   The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; the word “will” shall be construed to have the same meaning as the word “shall”; the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”; and the word “or” shall not be exclusive.
(d)   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(e)   The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(f)   Each of “delivered” or “made available” means, with respect to any information or documentation, (A) that prior to 11:59 p.m. (New York time) on the date that is one (1) Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Katapult SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system or (B) that is provided after the time specified in prior clause (A) to a Party in response to requests by such Party or its Representatives prior to the execution of this Agreement.
[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.
Katapult Holdings, Inc.
By:
/s/ Orlando Zayas

Name:
Orlando Zayas

Title:
Chief Executive Officer

Katapult Merger Sub 1, Inc.
By:
/s/ Orlando Zayas

Name:
Orlando Zayas

Title:
Chief Executive Officer

Katapult Merger Sub 2, LLC
By:
/s/ Orlando Zayas

Name:
Orlando Zayas

Title:
Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
Aaron’s Intermediate HoldCo, Inc.
By:
/s/ Cory Miller

Name:
Cory Miller

Title:
President and Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.
CCF Holdings LLC
By:
/s/ William Baker

Name:
William Baker

Title:
President

[Signature Page to Merger Agreement]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“2026 Plan” shall mean a customary incentive plan with terms substantially comparable to those set forth in the Katapult 2021 Plan and pursuant to which at least 9,000,000 shares of Katapult Common Stock will be authorized for issuance and that shall be submitted for and subject to stockholder approval at the Katapult Stockholders’ Meeting.
“Aaron’s” shall have the meaning set forth in the Preamble.
“Aaron’s Allocation Schedule” shall have the meaning set forth in Section 1.5(c)(vi).
“Aaron’s Board” shall mean the Board of Directors of Aaron’s.
“Aaron’s Board Recommendation” shall have the meaning set forth in Section 6.2(b).
“Aaron’s Certificate of Merger” shall have the meaning set forth in Section 1.3(b).
“Aaron’s Common Stock” shall have the meaning set forth in Section 2.3(a).
“Aaron’s Confidential Information” shall have the meaning set forth in Section 2.8(i).
“Aaron’s Contract” shall mean any Contract: (a) to which Aaron’s or any of its Subsidiaries is a Party; (b) by which Aaron’s or any Aaron’s Subsidiary or any Aaron’s-Owned IP Rights or any other asset of Aaron’s or its Subsidiaries is or may become bound or under which Aaron’s or any Aaron’s Subsidiary has, or may become subject to, any obligation; or (c) under which Aaron’s or Aaron’s Subsidiary has or may acquire any right or interest.
“Aaron’s Disclosure Schedule” shall have the meaning set forth in Article 2.
“Aaron’s Employee Plans” shall have the meaning set forth in Section 2.14(a).
“Aaron’s Financials” shall have the meaning set forth in Section 2.4(a).
“Aaron’s Interests” shall have the meaning set forth in Section 1.5(c)(i).
“Aaron’s IP Rights” shall mean (A) any and all Intellectual Property owned by a third party and licensed or sublicensed to Aaron’s or any of its Subsidiaries; and (B) any and all Aaron’s-Owned IP Rights.
“Aaron’s Labor Agreement” shall have the meaning set forth in Section 2.9(a)(ii).
“Aaron’s Lock-Up Agreements” shall have the meaning set forth in the Recitals.
“Aaron’s Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Aaron’s Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of Aaron’s and the Aaron’s Subsidiaries taken as a whole; or (b) the ability of Aaron’s to consummate the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance; provided, however, that with respect to clause (a) only, Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred or would reasonably be expected to occur) an Aaron’s Material Adverse Effect: (i) changes in global, foreign, national or regional economic, financial, regulatory, political or geopolitical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any Governmental Authority in response thereto; (ii) conditions generally affecting the industries or geographic markets in which Aaron’s and the Aaron’s Subsidiaries operate; (iii) any failure by Aaron’s or any of its Subsidiaries to meet internal or published projections, forecasts, or estimates (provided, however, that the underlying causes of any such failure may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether an Aaron’s Material Adverse Effect has occurred); (iv) any change in the price

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or trading volume of shares of equity securities or any other securities of Aaron’s, or any change or prospective change in the credit rating of Aaron’s or its Subsidiaries (provided, however, that the underlying causes of such change may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether an Aaron’s Material Adverse Effect has occurred); (v) changes in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with Aaron’s; (vii) the effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of Aaron’s or any of its Subsidiaries; (viii) litigation brought by securityholders or debtholders arising from this Agreement or the Contemplated Transactions; (ix) any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak), or any acts of terrorism, sabotage, military action, act of war or war (whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza), declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform; (x) any specific action taken at the written request of Katapult, CCFI, Merger Sub 1 or Merger Sub 2 or expressly required by this Agreement; (xi) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown; or (xii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements or interpretations thereof; except, with respect to clauses (i), (ii), (v), (ix), (xi), or (xii), to the extent that such Effect has had a materially disproportionate adverse effect on Aaron’s or any of its Subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s or its Subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred or would reasonably be expected to occur an Aaron’s Material Adverse Effect except to the extent excluded by exceptions in this definition.
“Aaron’s Material Contract” shall have the meaning set forth in Section 2.9(b).
“Aaron’s Merger” shall have the meaning set forth in the Recitals.
“Aaron’s Merger Effective Time” shall have the meaning set forth in the Section 1.3.
“Aaron’s Merger Issuance Recipients” shall have the meaning set forth in Section 1.5(c)(ii).
“Aaron’s Merger Share Amount” shall have the meaning set forth in Section 1.5(c)(iii).
“Aaron’s MIP” shall mean Aaron’s MIP Holdings, LLC.
“Aaron’s MIP Holders” shall mean the holders of Aaron’s MIP Units set forth on Section 1.5(b) of the Aaron’s Disclosure Schedule.
“Aaron’s MIP Rollover Interests” shall have the meaning set forth in Section 1.5(c)(iv).
“Aaron’s MIP Units” shall mean the Class A Unit and Class B Unit membership interests of Aaron’s MIP.
“Aaron’s Organizational Documents” shall mean the certificate of incorporation, bylaws, and all other similar documents, instruments or certificated executed, adopted or filed in connection with the creation, formation or organization of Aaron’s.
“Aaron’s-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by Aaron’s or any of its Subsidiaries.
“Aaron’s PCU Award” shall mean an outstanding performance cash unit award of Aaron’s.

A-A-2

“Aaron’s Permits” shall have the meaning set forth in Section 2.11(b).
“Aaron’s RCG Award” shall mean an outstanding restricted cash grant award of Aaron’s.
“Aaron’s Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights, in each case, registered or filed in the name of, Aaron’s or any of its Subsidiaries.
“Aaron’s Related Party Contracts” shall have the meaning set forth in Section 2.27.
“Aaron’s Rental Contract Form” shall have the meaning set forth in Section 2.25(a).
“Aaron’s Share Certificate” shall have the meaning set forth in Section 1.7(a).
“Aaron’s Stockholder Written Consent” shall have the meaning set forth in Section 6.2(a).
“Aaron’s Subsidiaries” shall have the meaning set forth in Section 2.1(a).
“Aaron’s Surviving Corporation” shall have the meaning set forth in Section 1.1(a).
“Aaron’s Total Share Amount” shall have the meaning set forth in Section 1.5(c)(v).
“Aaron’s Transaction Expense Amount” shall mean an amount in cash as set forth on Section 1.13 of the Aaron’s Disclosure Schedule.
“Aaron’s Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Aaron’s and its consolidated Subsidiaries as of June 30, 2025, provided to Katapult and CCFI prior to the date of this Agreement.
“ACA” shall have the meaning set forth in Section 2.14(l).
“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for information made or submitted by Aaron’s, on the one hand, or Katapult, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.
“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral made by a third party (other than an offer or proposal made or submitted by or on behalf of Aaron’s or any of its Affiliates, on the one hand, or by or on behalf of Katapult or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” shall mean any transaction or series of transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party or any of its Subsidiaries is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding securities of any class of voting securities of a Party; or (iii) in which a Party issues securities representing twenty percent (20%) or more of the outstanding securities of any class of voting securities of such Party; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets (it being understood that assets includes equity interests of Subsidiaries) that constitute or account for twenty percent (20%) or more of the fair market value of the consolidated assets of a Party and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such transaction);

with it being understood that, for purposes of this definition of Acquisition Transaction, the words “Party” or “Parties” means Katapult or Aaron’s or CCFI.

A-A-3

“Affiliates” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §78 dd-1 et seq.), the UK Bribery Act of 2010, or any other applicable anti-bribery or anti-corruption Laws.
“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“CCFI” shall have the meaning set forth in the Preamble.
“CCFI Allocation Schedule” shall have the meaning set forth in Section 1.6(c)(viii).
“CCFI Board” shall mean the Board of Managers of CCFI.
“CCFI Board Recommendation” shall have the meaning set forth in Section 3.19(c).
“CCFI CIC Plan” shall mean CCF Holdings LLC Change of Control Bonus Plan.
“CCFI Certificate of Merger” shall have the meaning set forth in Section 1.3(b).
“CCFI Confidential Information” shall have the meaning set forth in Section 3.8(i).
“CCFI Contract” shall mean any Contract: (a) to which CCFI or any of its Subsidiaries is a Party; (b) by which CCFI or any CCFI Subsidiary or any CCFI-Owned IP Rights or any other asset of CCFI or its Subsidiaries is or may become bound or under which CCFI or any CCFI Subsidiary has, or may become subject to, any obligation; or (c) under which CCFI or CCFI Subsidiary has or may acquire any right or interest.
“CCFI Disclosure Schedule” shall have the meaning set forth in Article 3.
“CCFI Employee Plans” shall have the meaning set forth in Section 3.14(a).
“CCFI Financials” shall have the meaning set forth in Section 3.4(a).
“CCFI Interests” shall have the meaning set forth in Section 1.6(c)(i).
“CCFI IP Rights” shall mean (A) any and all Intellectual Property owned by a third party and licensed or sublicensed to CCFI or any of its Subsidiaries; and (B) any and all CCFI-Owned IP Rights.
“CCFI Labor Agreement” shall have the meaning set forth in Section 3.9(a)(ii).
“CCFI LLCA” shall mean the Sixth Amended & Restated Limited Liability Company Agreement of CCFI, dated October 2, 2023.
“CCFI Lock-Up Agreement” shall have the meaning set forth in the Recitals.
“CCFI Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the CCFI Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of CCFI and the CCFI Subsidiaries taken as a whole; or (b) the ability of CCFI to consummate the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance; provided, however, that with respect to clause (a) only, Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred or would reasonably be expected to occur) a CCFI Material Adverse Effect: (i) changes in global, foreign, national or regional economic, financial, regulatory, political or geopolitical conditions, in each case, in the U.S. or

A-A-4

elsewhere in the world, or any action taken by any Governmental Authority in response thereto; (ii) conditions generally affecting the industries or geographic markets in which CCFI and the CCFI Subsidiaries operate; (iii) any failure by CCFI or any of its Subsidiaries to meet internal or published projections, forecasts, or estimates (provided, however, that the underlying causes of any such failure may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a CCFI Material Adverse Effect has occurred); (iv) any change in the price or trading volume of shares of equity securities or any other securities of CCFI, or any change or prospective change in the credit rating of CCFI or its Subsidiaries (provided, however, that the underlying causes of such change may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a CCFI Material Adverse Effect has occurred); (v) changes in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with CCFI; (vii) the effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of CCFI or any of its Subsidiaries; (viii) litigation brought by securityholders or debtholders arising from this Agreement or the Contemplated Transactions; (ix) any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak), or any acts of terrorism, sabotage, military action, act of war or war (whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza), declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform; (x) any specific action taken at the written request of Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 or expressly required by this Agreement; (xi) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown; or (xii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements or interpretations thereof; except, with respect to clauses (i), (ii), (v), (ix), (xi), or (xii), to the extent that such Effect has had a materially disproportionate adverse effect on CCFI or any of its Subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which CCFI or its Subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred or would reasonably be expected to occur a CCFI Material Adverse Effect except to the extent excluded by exceptions in this definition.
“CCFI Material Contract” shall have the meaning set forth in Section 3.9(b).
“CCFI Merger” shall have the meaning set forth in the Recitals.
“CCFI Merger Effective Time” shall have the meaning set forth in Section 1.3(d).
“CCFI Merger Issuance Recipients” shall have the meaning set forth in Section 1.6(c)(ii).
“CCFI Merger Share Amount” shall have the meaning set forth in Section 1.6(c)(iv).
“CCFI MIP” shall mean CCFI MIP Holdings LLC.
“CCFI MIP Equity” shall mean the equity interests of CCFI MIP.
“CCFI MIP Exchange” shall have the meaning set forth in Section 1.1(c).
“CCFI MIP Holders” shall mean the holders of CCFI MIP Equity set forth on Annex A of the CCFI Disclosure Schedule.
“CCFI MIP Rollover Interests” shall have the meaning set forth in Section 1.6(c)(iii).
“CCFI Non-Voting Units” shall mean the units of CCFI other than the CCFI Voting Units.

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“CCFI Options” shall have the meaning set forth in Section 3.3(d).
“CCFI Organizational Documents” shall mean the certificate of formation, limited liability agreement, and all other similar documents, instruments or certificated executed, adopted or filed in connection with the creation, formation or organization of CCFI.
“CCFI-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by CCFI or any of its Subsidiaries.
“CCFI Permits” shall have the meaning set forth in Section 3.11(b).
“CCFI Phantom Units” shall mean the phantom restricted units of CCFI.
“CCFI Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights, in each case, registered or filed in the name of, CCFI or any of its Subsidiaries.
“CCFI Related Party Contracts” shall have the meaning set forth in Section 3.25.
“CCFI Special Committee” shall have the meaning set forth in the Recitals.
“CCFI Special Committee Recommendation” shall have the meaning set forth in Section 3.19(b).
“CCFI Subsidiaries” shall have the meaning set forth in Section 3.1(a).
“CCFI Surviving Company” shall have the meaning set forth in Section 1.1(b).
“CCFI Total Share Amount” shall have the meaning set forth in Section 1.6(c)(vii).
“CCFI Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of CCFI and its consolidated Subsidiaries as of June 30, 2025, provided to Katapult and Aaron’s prior to the date of this Agreement.
“CCFI Unitholder Written Consent” shall have the meaning set forth in Section 6.3(a).
“CCFI Units” shall mean the CCFI Non-Voting Units and the CCFI Voting Units.
“CCFI Voting Units” shall mean the Class A Common Units and the Class D Preferred Units.
“CCFI Warrants” shall have the meaning set forth in Section 3.3(d).
“Certifications” shall have the meaning set forth in Section 4.4(a).
“Class A Common Units” shall have the meaning set forth in the CCFI LLC Agreement.
“Class C Common Units” shall have the meaning set forth in the CCFI LLC Agreement.
“Class D Preferred Units” shall have the meaning set forth in the CCFI LLC Agreement.
“Class M Common Units” shall have the meaning set forth in the CCFI LLC Agreement.
“Closing” shall have the meaning set forth in Section 1.3(a).
“Closing Date” shall have the meaning set forth in Section 1.3(a).
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA or similar state law.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreements” shall mean (i) the Confidentiality Agreement, dated April 9, 2025, between IQV Holdings, LLC and Katapult, (ii) the Confidentiality Agreement, dated April 10, 2025,

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between CCFI and Katapult, and (iii) the Mutual Non-Disclosure Agreement, dated April 16, 2025 between CCF Intermediate Holdings, LLC, Aaron’s, LLC and IQVentures Holdings, LLC.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” shall mean the Mergers, the Reorganizations and the other transactions contemplated by the Agreement (but not, for the avoidance of doubt, Katapult stockholder approval and adoption of the 2026 Plan).
“Contract” shall, with respect to any Person, mean any agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature that is currently in force and to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.
“Credit Facility” shall mean any credit facility, loan document or other Contract for indebtedness for borrowed money.
“D&O Indemnified Parties” shall have the meaning set forth in Section 6.9(a).
“Debt Financing” means a debt financing that has terms and conditions that are substantially similar to the terms and conditions set forth in Section 6.17 of the Aaron’s Disclosure Schedule.
“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.
“Dissenting Shares” shall have the meaning set forth in Section 1.9(a).
“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware, as amended.
“EEOC” shall have the meaning set forth in Section 2.15(a).
“Effect” shall mean any effect, change, condition, event, circumstance, occurrence, result, state of facts, or development.
“Emergency” means any sudden, unexpected or abnormal event (including an epidemic, pandemic or disease outbreak) which imminently risks causing material physical damage to or the material endangerment of the safety or operational condition of any property, material endangerment of health or safety of any Person, or death or material injury to any Person; provided that such imminent risk is reasonably expected to materialize within less than one (1) calendar day of such Party’s Knowledge of such imminent risk.
“Employee Plan” shall mean (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and (ii) all employment, natural person consulting, retention, change in control, cash award, bonus, incentive, equity or equity-based, stock purchase, incentive, deferred compensation, commission, fringe benefit, retirement, pension, vacation or other paid time off, medical, life insurance, supplemental retirement, severance and other employee benefit plans, programs, policies or arrangements, in each case, whether or not subject to ERISA, written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated.
“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, easement, reservation, servitude, adverse title, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“End Date” shall have the meaning set forth in Section 11.1(b).
“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust,

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company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean means any trade or business (whether or not incorporated) under common control within the meaning of Section 4001(b)(1) of ERISA with an applicable Person or that together with the applicable Person is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“ERISA Plan” shall have the meaning set forth in Section 2.14(c).
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Agent” shall have the meaning set forth in Section 1.8(a).
“Exchange Fund” shall have the meaning set forth in Section 1.8(a).
“Existing Blue Owl Facility” means the Amended and Restated Loan and Security Agreement, dated as of June 12, 2025, by and between Midtown Madison Management LLC, as administrative Agent, certain affiliates of Katapult and the lenders party thereto (as amended by that certain Limited Waiver and First Amendment to Amended and Restated Loan and Security Agreement, dated November 2, 2025 and as otherwise amended and restated, supplemented, revised, or otherwise modified from time to time).
“Filings” shall have the meaning set forth in Section 6.6(a).
“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Katapult registering the public offering and sale of Katapult Common Stock to some or all holders of Aaron’s Common Stock and CCFI Units in the Contemplated Transactions, including all or a portion of the shares of Katapult Common Stock to be issued in exchange for all other shares of Aaron’s Common Stock and CCFI Units in the Contemplated Transactions, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Franchise” means any grant by Aaron’s or any of its Subsidiaries to any Person of the right to engage in or carry on a business, or to sell or offer to sell any product or service in the Franchise System, under or in association with any trademark, which constitutes a “franchise,” as that term is defined under (a) the FTC Rule, regardless of the jurisdiction in which the Franchised Business is located or operates; or (b) the Franchise Law applicable in the jurisdiction in which the Franchised Business is located or operates, if any.
“Franchise Agreement” means any written agreement between Aaron’s or any of its Subsidiaries pursuant to which Aaron’s or any of its Subsidiaries has granted any other Person the right to develop or operate any lease-purchase or rent-to-own Franchised Business.
“Franchise Disclosure Document” means all of the uniform franchise offering circulars, franchise disclosure documents and other disclosure documents used in the offer and sale of franchises by Aaron’s or any of its Subsidiaries in its efforts to comply with any Franchise Laws.
“Franchise Law” means the FTC Rule and any other domestic or foreign law or law regulating the offer or sale of Franchises, business opportunities, seller-assisted marketing plans or similar relationships, or governing the relationships between franchisors and franchisees, manufacturers and dealers, or grantors and distributors, including those laws that address unfair practices related to, or the default, termination, non-renewal, transfer of, franchises, dealerships and distributorships.
“Franchise System” means any franchise system operated by Aaron’s and its Subsidiaries.

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“Franchised Business” means any business developed and operated pursuant to a franchise (as such term is defined under the Franchise Laws) grant from Aaron’s or any of its Subsidiaries using the Franchise System.
“Franchised Location” shall have the meaning set forth in Section 2.26(b).
“Franchisee” means a Person who is a party to a Franchise Agreement with Aaron’s or any of its Subsidiaries and part of the Franchise System.
“Fraud” means knowing and intentional common law fraud under the Laws of the State of Delaware, as determined by a court of competent jurisdiction, by a Party hereto solely in the representations and warranties contained in Article 2 (in the case of Aaron’s), Article 3 (in the case of CCFI) and Article 4 (in the case of Katapult, Merger Sub 1 and Merger Sub 2) and shall require an affirmative showing of (a) actual knowledge of such misrepresentation (as opposed to the making of a representation or warranty (affirmatively or by omission) negligently, recklessly or without actual knowledge of its truthfulness), (b) the intention of the Person making such misrepresentation to deceive and induce the Party to which such misrepresentation was made to enter into this Agreement or to consummate the Contemplated Transactions and (c) such Party’s actual, reasonable and justifiable reliance on such misrepresentation to its material detriment by entering into this Agreement or consummating the Contemplated Transactions. For the avoidance of doubt, “Fraud” does not and shall not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud or any torts (including fraud) based on negligence or recklessness.
“GAAP” shall have the meaning set forth in Section 2.4(a).
“General Enforceability Exceptions” shall have the meaning set forth in Section 2.19.
“Governmental Authority” shall mean any court or tribunal, governmental, quasi-governmental or regulatory body, arbitral body (public or private), administrative agency or bureau, commission or authority or other body entitled to exercise similar powers or authority binding over the applicable person.
“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any legal nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any legal nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including Nasdaq) with binding authority over the applicable person.
“Hawthorn” shall have the meaning set forth in the Recitals.
“Hawthorn Preferred Stock Exchange” shall have the meaning set forth in the Recitals.
“Hawthorn Side Letter” shall have the meaning set forth in the Recitals.
“Hawthorn Warrant Exercise” shall have the meaning set forth in the Recitals.
“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.
“HSR Act” shall have the meaning set forth in Section 6.6(a).
“Intellectual Property” shall mean any and all industrial and intellectual property rights and other similar proprietary rights, and all rights associated therewith, throughout the world, including in all patents

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and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), and all rights in invention disclosures; trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all designs and any registrations and applications therefor; all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items; Internet domain name registrations, all copyrights, copyright registrations and applications therefor (including copyrights in computer software, source code, object code, firmware, development tools, files, records, schematics and reports), and all other rights corresponding thereto; all rights in databases and data collections; all moral rights of authors and inventors, however denominated; and any similar or equivalent rights to any of the foregoing.
“Intended Tax Treatment” shall mean (a) the qualification of each of the Aaron’s Merger and the CCFI Merger as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) the qualification of the Mergers, together with the Aaron’s MIP Exchange and the CCFI MIP Exchange as part of an integrated transaction, as an exchange described in Section 351 of the Code.
“Intermediate Holdings I” shall have the meaning set forth in the Recitals.
“Intermediate Holdings II” shall have the meaning set forth in the Recitals.
“Intermediate Holdings III” shall have the meaning set forth in the Recitals.
“International Plan” shall mean an Employee Plan that benefits current or former employees or service providers (including any dependents thereof) outside of the United States or is subject to the laws of any jurisdiction outside the United States.
“IRS” shall mean the United States Internal Revenue Service.
“Katapult” shall have the meaning set forth in the Preamble.
“Katapult 2014 Plan” shall have the meaning set forth in Section 4.3(b).
“Katapult 2021 Plan” shall have the meaning set forth in Section 4.3(b).
“Katapult Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Katapult within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“Katapult Board” shall mean the board of directors of Katapult.
“Katapult Board Adverse Recommendation Change” shall have the meaning set forth in Section 6.5(c).
“Katapult Board Recommendation” shall have the meaning set forth in Section 4.19(c).
“Katapult Capital Stock” shall mean the Katapult Common Stock and Katapult Preferred Stock.
“Katapult Cash Award” shall mean outstanding long-term performance-based cash awards of Katapult.
“Katapult Common Stock” means the common stock, $0.0001 par value per share, of Katapult.
“Katapult Confidential Information” shall have the meaning set forth in Section 4.8(i).
“Katapult Contract” shall mean any Contract: (a) to which Katapult or any of its Subsidiaries is a party; (b) by which Katapult or any of its Subsidiaries or any Katapult-Owned IP Rights or any other asset of Katapult or any of its Subsidiaries is or may become bound or under which Katapult has, or may become subject to, any obligation; or (c) under which Katapult or any of its Subsidiaries has or may acquire any right or interest.
“Katapult Deferral Plan” shall mean the Katapult Holdings, Inc. Non-Employee Directors Deferred Compensation Plan.

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“Katapult Director Annual RSU Grant” shall mean an outstanding annual restricted stock unit award under the Katapult 2021 Plan granted to a non-employee director of Katapult.
“Katapult Director Initial RSU Grant” shall mean an outstanding initial restricted stock unit award under the Katapult 2021 Plan granted to a non-employee director of Katapult.
“Katapult Disclosure Schedule” shall have the meaning set forth in Article 4.
“Katapult Employee Plans” shall have the meaning set forth in Section 4.14(a).
“Katapult Equity Plan” shall have the meaning set forth in Section 4.3(a).
“Katapult Intervening Event” shall have the meaning set forth in Section 6.5(d).
“Katapult IP Rights” shall mean (A) any and all Intellectual Property owned by a third party and licensed or sublicensed to Katapult or any of its Subsidiaries; and (B) any and all Katapult-Owned IP Rights.
“Katapult Labor Agreement” shall have the meaning set forth in Section 4.9(a)(ii).
“Katapult Lock-Up Agreements” has the meaning set forth in the Recitals.
“Katapult Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Katapult Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of Katapult and the Katapult Subsidiaries taken as a whole; or (b) the ability of Katapult to consummate the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance; provided, however, that with respect to clause (a) only, Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred or would reasonably be expected to occur) a Katapult Material Adverse Effect: (i) changes in global, foreign, national or regional economic, financial, regulatory, political or geopolitical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any Governmental Authority in response thereto; (ii) conditions generally affecting the industries or geographic markets in which Katapult and the Katapult Subsidiaries operate; (iii) any failure by Katapult or any of its Subsidiaries to meet internal or published projections, forecasts, or estimates (provided, however, that the underlying causes of any such failure may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a Katapult Material Adverse Effect has occurred); (iv) any change in the price or trading volume of shares of equity securities or any other securities of Katapult, or any change or prospective change in the credit rating of Katapult or its Subsidiaries (provided, however, that the underlying causes of such change may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a Katapult Material Adverse Effect has occurred); (v) changes in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with Katapult; (vii) the effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of Katapult or any of its Subsidiaries; (viii) litigation brought by securityholders or debtholders arising from this Agreement or the Contemplated Transactions; (ix) any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak), or any acts of terrorism, sabotage, military action, act of war or war (whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza), declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform; (x) any specific action taken at the written request of Aaron’s or CCFI or expressly required by this Agreement;

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(xi) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown; or (xii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements or interpretations thereof; except, with respect to clauses (i), (ii), (v), (ix), (xi), or (xii), to the extent that such Effect has had a materially disproportionate adverse effect on Katapult or any of its Subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its Subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred or would reasonably be expected to occur a Katapult Material Adverse Effect except to the extent excluded by exceptions in this definition.
“Katapult Material Contract” shall have the meaning set forth in Section 4.9(b).
“Katapult Options” shall mean outstanding options to purchase shares of Katapult Common Stock granted by Katapult.
“Katapult-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by Katapult or any of its Subsidiaries.
“Katapult Owned Real Property” means all interests in real property owned by Katapult or any Subsidiary of Katapult, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto.
“Katapult Permits” shall have the meaning set forth in Section 4.11(b).
“Katapult Preferred Stock” shall have the meaning set forth in Section 4.3(a).
“Katapult Private Warrants” shall mean (i) the warrants to purchase stock of Katapult expiring March 6, 2030, as re-issued on July 21, 2025 and held by HHCF Series 21 Sub, LLC as of the date hereof, and (ii) the warrants to purchase stock of Katapult expiring June 12, 2032, issued on June 12, 2025 and held by HHCF Series 21 Sub, LLC as of the date hereof.
“Katapult PSU Awards” shall mean an outstanding performance share unit of Katapult.
“Katapult Recommendation Determination Notice” shall have the meaning set forth in Section 6.5(c).
“Katapult Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights, in each case, registered or filed in the name of, Katapult or any of its Subsidiaries.
“Katapult Related Party Contracts” shall have the meaning set forth in Section 4.26.
“Katapult Rental Contract Form” shall have the meaning set forth in Section 4.25.
“Katapult Resignation Letters” shall have the meaning set forth in Section 6.15(a).
“Katapult RSU Award” shall mean an outstanding restricted stock unit of Katapult.
“Katapult SEC Documents” shall have the meaning set forth in Section 4.4(a).
“Katapult Transaction Committee” shall have the meaning set forth in the Recitals.
“Katapult Transaction Committee Recommendation” shall have the meaning set forth in the Section 4.19(b).
“Katapult Stock Issuance” means the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s, the Aaron’s MIP Holders, the unitholders of CCFI and the CCFI MIP Holders, pursuant to the terms of this Agreement.
“Katapult Stock Issuance Proposal” means a proposal to approve the Katapult Stock Issuance.

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“Katapult Stockholder Proposals” means (i) the Katapult Stock Issuance Proposal and (ii) a proposal seeking stockholder approval and adoption of the 2026 Plan.
“Katapult Stockholders’ Meeting” shall have the meaning set forth in Section 6.5(a).
“Katapult Subsidiaries” means any Subsidiary of Katapult.
“Katapult Support Agreements” shall have the meaning set forth in the Recitals.
“Katapult Termination Fee” shall have the meaning set forth in Section 11.3(b).
“Katapult Triggering Event” shall be deemed to have occurred if: (i) the Katapult Transaction Committee or the Katapult Board shall have failed to recommend that Katapult’s stockholders vote to approve the Katapult Stockholder Proposals or shall for any reason have withdrawn or shall have modified in a manner adverse to Aaron’s or CCFI, the Katapult Transaction Committee Recommendation or the Katapult Board Recommendation, including pursuant to a Katapult Board Adverse Recommendation Change; (ii) Katapult shall have failed to include in the Proxy Statement/Prospectus the Katapult Transaction Committee Recommendation or the Katapult Board Recommendation; (iii) the Katapult Transaction Committee or the Katapult Board shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (iv) the Katapult Transaction Committee or the Katapult Board shall have failed to publicly reaffirm the Katapult Board Recommendation within ten (10) Business Days after Aaron’s or CCFI so requests in writing (provided that not more than three such requests may be made by Aaron’s or CCFI).
“Katapult Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Katapult prepared in accordance with GAAP and included in Katapult’s Report on Form 10-Q filed with the SEC for the period ended September 30, 2025.
“Katapult Warrants” shall mean any outstanding warrants to purchase Katapult Capital Stock.
“Key Employee” shall mean, with respect to Aaron’s, CCFI or Katapult, an executive officer or any employee that reports directly to the Board of Directors, Board of Managers or the Chief Executive Officer, as applicable.
“Knowledge” shall mean actual knowledge of the Key Employees after reasonable inquiry of such Key Employee’s personal files and of the direct reports of such Key Employees charged with administrative or operational responsibility for such matter as of the date of this Agreement.
“Laws” means applicable laws, acts, statutes, rules, regulations, orders, ordinances, protocols, codes, treaties, policies, notices, directions, decrees, judgements, injunctions, rulings, writs, awards or requirements, in each case of any Governmental Authority.
“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit or examination commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel with binding authority over the applicable person.
“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other treaty, law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, code, ordinance, ruling or other requirement having the force of law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Liability” shall have the meaning set forth in Section 2.10.
“Mergers” shall have the meaning set forth in the Recitals.
“Merger Sub 1” shall have the meaning set forth in the Preamble.
“Merger Sub 2” shall have the meaning set forth in the Preamble.
“Modified Aaron’s PCU Award” shall have the meaning set forth in Section 6.7(a)(i).

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“Modified Aaron’s RCG Award” shall have the meaning set forth in Section 6.7(a)(ii).
“Nasdaq” shall mean The Nasdaq Stock Market LLC.
“Nasdaq Listing Application” shall have the meaning set forth in Section 6.11.
“New Benefit Plans” shall have the meaning set forth in Section 6.8(a).
“Ordinary Course of Business” shall mean, in the case of each of Aaron’s, CCFI and Katapult and for all periods, such actions taken in the ordinary course of its business and consistent in all material respects with its past practices.
“Party” or “Parties” shall mean Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult.
“Permitted Encumbrance” shall mean (a) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Unaudited Interim Balance Sheet of Aaron’s, CCFI or Katapult, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Aaron’s, CCFI or Katapult, as applicable, or any if their respective Subsidiary; (c) liens listed in Section 2.6 of the Aaron’s Disclosure Schedule, Section 3.6 of the CCFI Disclosure Schedule or Section 4.6 of the Katapult Disclosure Schedule, as applicable, (d) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business or (e) any lien that is not material to such Party and its Subsidiaries taken as a whole.
“Person” shall mean any individual, Entity or Governmental Body.
“Personal Information” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or any other data or information that constitutes “personal data”, “personal information,” “protected health information,” or “personally identifiable information” under any applicable Law related to privacy, security, data protection, transfer, or other processing of such data or information.
“Pre-Closing Period” shall have the meaning set forth in Section 5.1.
“Privacy Obligation” means any applicable Law, contractual obligation, or binding industry standard that is related to privacy, security, data protection, transfer, or other processing of Personal Information, including but not limited to the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., and the Gramm — Leach — Bliley Act, 15 U.S.C. § 6801 et seq.
“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus in connection with the approval of this Agreement and the Contemplated Transactions to be sent to Katapult’s stockholders in connection with the Katapult Stockholders’ Meeting.
“Registration Rights Agreement” shall have the meaning set forth in the Recitals.
“Remedial Actions” shall have the meaning set forth in Section 6.6(b).
“Reorganization” shall have the meaning set forth in Section 5.6.
“Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.
“Required Aaron’s Stockholder Vote” shall have the meaning set forth in Section 2.20.
“Required CCFI Unitholder Vote” shall have the meaning set forth in Section 3.20.
“Required Katapult Stockholder Vote” shall have the meaning set forth in Section 4.20.
“Sanctioned Person” means any Person that is the target of Sanctions, including, without limitation, (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, Her Majesty’s Treasury of the

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United Kingdom, the European Union, or any EU member state, (ii) any Person operating, organized or resident in a Sanctioned Territory, or (iii) any Person owned or controlled by any such Person or Persons.
“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea, and Syria).
“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State), (b) the European Union or any of its member states, (c) the United Nations Security Council, or (d) Her Majesty’s Treasury of the United Kingdom.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Sensitive Data” means any: (a) Personal Information or (b) trade secret or competitively sensitive business information.
“Significant Class D Preferred Investors” shall have the meaning set forth in the CCFI LLC Agreement.
“Stockholders Agreement” shall have the meaning set forth in the Recitals.
An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” shall mean an unsolicited bona fide Acquisition Proposal (with all references to “twenty percent (20%) or more” in the definition of Acquisition Transaction being treated as references to “fifty percent (50%) or more” for these purposes), that was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement, made by a third party that the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) determine in good faith, after consultation with its outside legal counsel and financial advisor(s), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms, the ability of such third party to finance such Acquisition Proposal, the likelihood of consummation thereof, the identity of the counterparty and any other legal, financial and regulatory aspects of the Acquisition Proposal that are determined in good faith to be relevant), (1) is more favorable from a financial point of view to Katapult stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by either Party in response to such Superior Offer pursuant to and in accordance with the provisions of this Agreement) and (2) is reasonably capable of being completed on the terms proposed.
“Tax” (and with correlative meaning, “Taxes”) shall mean any federal, state, local, non-U.S. or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with

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or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Third-Party IP Rights” shall mean any Intellectual Property owned by a third party.
“Trade Control Laws” means those Laws regulating the export, reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, or imposing trade control sanctions or restrictions on countries or Persons, including: the Export Administration Act of 1979 (Public Law 96-72, as amended); the Export Administration Regulations (15 C.F.R. Parts 730-774); Laws authorizing or implementing Sanctions, including the International Emergency Economic Powers Act (Public Law 95-223), the Trading with the Enemy Act (50 U.S.C. App. §§ 1-44) and 31 C.F.R. Part 500 et seq.; the Arms Export Control Act (Public Law 90-629); ITAR (22 C.F.R. Parts 120-130); export and import Laws and regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives (27 C.F.R. Chapter II); the Foreign Trade Regulations (15 C.F.R. Part 30); U.S. and non-U.S. customs Laws; and any other export controls and customs Laws administered by a U.S. Governmental Body, or by any foreign Governmental Body to the extent compliance with such Laws is not prohibited or penalized by applicable U.S. Law.
“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Katapult, the Katapult Transaction Committee, the Katapult Board, any committee thereof or any of Katapult’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Mergers or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Katapult’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Katapult Transaction Committee, the Katapult Board or any officer of Katapult).
“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.
“Voting Power” shall have the meaning set forth in the CCFI LLC Agreement.
“Waived 280G Benefits” shall have the meaning set forth in Section 6.20.
“WARN Act” shall have the meaning set forth in Section 2.15(a).
“Willful Breach” shall have the meaning set forth in Section 11.2.

A-A-16

ANNEX B
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FINSERV ACQUISITION CORP.
June 9, 2021
FinServ Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:
1.   The name of the Corporation is “FinServ Acquisition Corp.”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 9, 2019. The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on October 31, 2019 (the “First Amended and Restated Certificate”).
2.   This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).
3.   This Second Amended and Restated Certificate restates, integrates, and amends the provisions of the First Amended and Restated Certificate. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.
4.   This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.
5.   The text of the First Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is Katapult Holdings, Inc. (the “Corporation”).
ARTICLE II
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.
ARTICLE III
REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE IV
CAPITALIZATION
Section 4.1   Authorized Capital Stock.   The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 275,000,000 shares, consisting of (a) 250,000,000 shares of common stock (the “Common Stock”) and (b) 25,000,000 shares of preferred stock (the “Preferred Stock”).
Section 4.2   Preferred Stock.   The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock, and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.
Section 4.3   Common Stock.
(a)   Reclassification.   Effective immediately upon the filing of this Second Amended and Restated Certificate with the Secretary of State of the State of Delaware (the “Effective Time”), each share of Class A Common Stock of the Corporation, par value of $0.0001 (the “Class A Common Stock”), outstanding immediately prior to the Effective Time shall, without any further action by any stockholder, be renamed as, and shall become, one share of Common Stock. Any outstanding stock certificate that represented shares of Class A Common Stock immediately prior to the Effective Time shall from and after the Effective Time be deemed to represent the same number of shares of Common Stock, without the need for surrender or exchange thereof. Further, any book-entry notation that represented shares of Class A Common Stock immediately prior to the Effective Time shall be revised to represent the same number of shares of Common Stock.
(b)   Voting.
(i)   Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of the Common Stock shall exclusively possess all voting power with respect to the Corporation.
(ii)   Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Common Stock are entitled to vote.
(iii)   Except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate(including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.
(c)   Dividends.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(d)   Liquidation, Dissolution or Winding Up of the Corporation.   Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
Section 4.4   Rights and Options.   The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.
Section 4.5   No Class Vote on Changes in Authorized Number of Shares of Stock.   The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any Preferred Stock Designation.
ARTICLE V
BOARD OF DIRECTORS
Section 5.1   Board Powers.   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate, as it may be further amended from time to time, or the Amended and Restated By-Laws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “By-Laws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Second Amended and Restated Certificate.
Section 5.2   Number, Election and Term.
(a)   The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time in the manner provided in the By-laws.
(b)   Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Second Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors that constitute the Board is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors constituting the Board shorten the term of any incumbent director. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Second Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.
(c)   Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal. There shall be no limit on the number of terms a director may serve on the Board.
(d)   Unless and except to the extent that the By-Laws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with regard to the election of directors.
Section 5.3   Newly Created Directorships and Vacancies.   Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
Section 5.4   Removal.   Subject to Section 5.5 hereof and except as otherwise required by law, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 5.5   Preferred Stock — Directors.   Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.
ARTICLE VI
BY-LAWS
In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the By-Laws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the By Laws. The By-Laws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the By-Laws; and provided further, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such By-Laws had not been adopted.
ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT
Section 7.1   Special Meetings.   Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the

Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.
Section 7.2   Advance Notice.   Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.
Section 7.3   Action by Written Consent.   Except as otherwise expressly provided for or fixed pursuant to any Preferred Stock Designation permitting the holders of one or more series of Preferred Stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.
ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION
Section 8.1   Limitation of Director Liability.   A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended, unless they violated their duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
Section 8.2   Indemnification and Advancement of Expenses.
(a)   To the fullest extent permitted by the applicable laws of the State of Delaware, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation to procure a judgment in its favor (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA excise taxes, damages, claims and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contractual rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate as it may be further amended from time to time, the By-Laws, an agreement, vote of stockholders or disinterested directors, or otherwise.
(c)   Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
(d)   This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.
ARTICLE IX
CORPORATE OPPORTUNITY
Section 9.1   To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Second Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of the Corporation and (i) such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue and (ii) the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.
Section 9.2   Neither the alteration, amendment, addition to or repeal of this Article IX, nor the adoption of any provision of this Second Amended and Restated Certificate (including any Preferred Stock Designation) inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article IX shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Second Amended and Restated Certificate, the By-laws or applicable law.
ARTICLE X
AMENDMENT OF SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Second Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Second Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article X. Notwithstanding any other provisions of this Second Amended and Restated Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Corporation required by law or by this Second Amended and Restated Certificate or any Preferred Stock Designation filed with respect to a series of Preferred Stock, the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Article V, Article VII and this Article X.
ARTICLE XI
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS
Section 11.1   Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the By-Laws, (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as such term is defined in Section 115 of the DGCL, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended (the “Securities Act”). Notwithstanding the foregoing, the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company shall be deemed to have notice of and consented to this provision.
Section 11.2   Consent to Jurisdiction.   If any action the subject matter of which is within the scope of Section 11.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 11.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 11.3   Severability.   If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
Section 11.4   Consent.   Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.
[Signature Page Follows]

IN WITNESS WHEREOF, FinServ Acquisition Corp. has caused this Second Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.
FINSERV ACQUISITION CORP.
By:
/s/ Lee Einbinder

Name:
Lee Einbinder

Title:
Chief Executive Officer

KATAPULT HOLDINGS, INC.
CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
Pursuant to the provisions of § 242 of the General Corporation Law of the State of
Delaware
FIRST:   The present name of the corporation is Katapult Holdings, Inc., a Delaware corporation (the “Corporation”). The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 9, 2019 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on October 31, 2019. A Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on June 9, 2021.
SECOND:   Section 4.1 of Article IV of the Corporation’s Second Amended and Restated Certificate is hereby amended and restated in its entirety to read as set forth below:
Section 4.1.   Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 275,000,000 shares, consisting of (a) 250,000,000 shares of common stock (the “Common Stock”) and (b) 25,000,000 shares of preferred stock (the “Preferred Stock”).
Effective at 5:00 p.m. Eastern Time on July 27, 2023, the date of filing with the Secretary of State of the State of Delaware (such time, on such date, the “Effective Time”; of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, every 25 shares of the Corporation’s issued and outstanding Common Stock, par value $0.0001 per share, that are issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No fractional share shall be issued in connection with the Reverse Stock Split. The Corporation shall issue and deliver one full share of post-Reverse Stock Split Common Stock or Preferred Stock to any stockholder (other than with respect to shares held by the Corporation as treasury stock) who would have been entitled to receive a fractional share of Common Stock or Preferred Stock, respectively, as a result of the Reverse Stock Split, in lieu of receiving such fractional share. The Reverse Stock Split shall occur whether or not any certificates representing such shares are surrendered to the Corporation or its transfer agent.
THIRD:   The foregoing amendment has been duly proposed and declared advisable by the Corporation’s Board of Directors and adopted by the Corporation’s stockholders in accordance with the provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.
FOURTH:   This Certificate of Amendment shall become effective as of upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by an authorized officer of the Corporation this 27th day of July, 2023.
By:
/s/ Orlando J. Zayas

Name:
Orlando J. Zayas

Title:
Chief Executive Officer

ANNEX C
SECOND AMENDED AND RESTATED BYLAWS
OF
KATAPULT HOLDINGS, INC.
Effective as of December 28, 2023
ARTICLE I
CORPORATE OFFICES
1.1   Registered Office.   The address of the registered office of Katapult Holdings, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2   Other Offices.   The Corporation may have an office or offices other than its registered office at such place or places, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may require.
ARTICLE II
STOCKHOLDERS
2.1   Place of Meetings.   All meetings of stockholders shall be held at such place (if any) within or without the State of Delaware as may be determined from time to time by the Board or, if not determined by the Board, by the Chairperson of the Board, the President or the Chief Executive Officer; provided that the Board may, in its sole discretion, determine that any meeting of stockholders shall not be held at any place but shall be held solely by means of remote communication in accordance with Section 2.13.
2.2   Annual Meeting.   The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date to be fixed by the Board at a time to be fixed by the Board and stated in the notice of the meeting.
2.3   Special Meetings.   Subject to the Certificate of Incorporation, the rights of the holders of any series of preferred stock then outstanding and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called only by the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), the Chairperson of the Board, or the Chief Executive Officer and may not be called by any other person or persons. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.
2.4   Notice of Meetings.
(a)   Written notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date fixed by the Board for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by the General Corporation Law of the State of Delaware (the “DGCL”) or the Certificate of Incorporation. The notice of any meeting shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.
(b)   Notice to stockholders shall be delivered in writing or in any other manner permitted by the DGCL. If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder’s address as it appears in the records of the Corporation and shall be deemed given when deposited in the United States mail. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.
(c)   Notice of any meeting of stockholders need not be given to any stockholder if waived by such stockholder either in a writing signed by such stockholder or by electronic transmission, whether such waiver is given before or after such meeting is held. If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.
2.5   Voting List.   The officer who has charge of the stock ledger of the Corporation shall prepare, not later than the tenth (10th) day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order for each class of stock and showing the mailing address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of 10 days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, (b) during ordinary business hours at the principal place of business of the Corporation or (c) in any other manner provided by law. The stock ledger shall be the only evidence as to the stockholders who are entitled to examine the list required by this Section 2.5 or to vote in person or by proxy at any meeting of stockholders.
2.6   Quorum.   Except as otherwise provided by law or these Bylaws, the holders of a majority of the shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. Where a separate class vote by a class or classes or series is required, a majority of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.
2.7   Adjournments.   Any meeting of stockholders may be adjourned to any other time and to any other place, if any, at which a meeting of stockholders may be held under these Bylaws by the chairperson of the meeting or, in the absence of such person, by any officer entitled to preside at or to act as secretary of such meeting, or by the holders of a majority of the shares of stock present or represented at the meeting and entitled to vote, although less than a quorum. When a meeting is adjourned to another place (if any), date or time, written notice need not be given of the adjourned meeting if the date, time and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if the Board fixes a new record date for determining the stockholders entitled to vote at the adjourned meeting in accordance with Section 5.5, written notice of the place, if any, date and time of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.
2.8   Voting and Proxies.   Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for such stockholder by a written proxy executed by the stockholder or the stockholder’s authorized agent or by an electronic transmission permitted by law and delivered to the Secretary of the Corporation. Any copy, facsimile transmission or other reliable reproduction of the writing or electronic transmission created pursuant to this section may be substituted or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission.
2.9   Action at Meeting.
(a)   At any meeting of stockholders for the election of one or more directors at which a quorum is present, the election shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election.
(b)   All other matters shall be determined by a majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on the matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, a majority of the shares of each such class present in person or represented by proxy and entitled to vote on the matter shall decide such matter), provided that a quorum is present, except when a different vote is required by express provision of law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, in which case such provision shall govern and control the decision of such matter.
(c)   All voting, including on the election of directors, but excepting where otherwise required by law, may be by a voice vote; provided, that upon demand therefor by a stockholder entitled to vote or the stockholder’s proxy, a vote by ballot shall be taken. Each ballot shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as an alternate inspector to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his ability.
2.10   Stockholder Business (Other Than the Election of Directors).
(a)   Only such business (other than nominations for election of directors, which is governed by Section 3.17 of these Bylaws) shall be conducted as shall have been properly brought before an annual meeting. To be properly brought before an annual meeting, business must be either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by a stockholder who (A) is a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner is the beneficial owner of shares of the Corporation) both at the time of giving the notice provided for in this Section 2.10 and will be a stockholder of record at the time of the meeting, (B) is entitled to vote at the meeting and (C) has complied with the notice procedures set forth in this Section 2.10 as to such business. For any business to be properly brought before an annual meeting by a stockholder (other than nominations for election of directors, which is governed by Section 3.17 of these Bylaws), it must be a proper matter for stockholder action under the DGCL, and the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be in writing and must be received at the Corporation’s principal executive offices not later than ninety (90) days nor earlier than one hundred twenty (120) days prior to the first anniversary of the date of the preceding year’s annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than thirty (30) days, or delayed (other than as a result of adjournment) by more than thirty (30) days from the anniversary of the previous year’s annual meeting, notice by the stockholder to be timely must be received not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the date on which public announcement of the date of such meeting is first made. “Public announcement” for purposes hereof shall have the meaning set forth in Section 3.17(c) of these Bylaws. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. For business to be properly brought before a special meeting by a stockholder, the business must be limited to the purpose or purposes set forth in a request under Section 2.3.
(b)   A stockholder’s notice to the Secretary of the Corporation shall set forth (i) as to each matter the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the meeting and the text of the proposal or business, including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment, and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made, and any of their respective affiliates or associates (each within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (each, a “Proposing Person”), (A) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business and of any other Proposing Person, (B) the class or series and number of shares of the Corporation which are owned beneficially and of record by the stockholder and any other Proposing Person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five (5) business days after the record date for voting at the meeting of the class or series and number of shares of the Corporation owned beneficially and of record by the stockholder and any other Proposing Person as of the record date for voting at the meeting, (C) a representation that the stockholder intends to appear in person or by proxy at the meeting to propose the business specified in the notice, (D) a representation as to whether the stockholder or any other Proposing Person intends, or is part of a group that intends, (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of voting power of issued and outstanding capital stock that is required to elect such nominee and (y) to otherwise solicit proxies or votes from, stockholders in support of such proposal, (E) a description of any other business being brought by such stockholder or other Proposing Person, (F) any material interest of the stockholder and any other Proposing Person in such business, (G) the following information regarding the ownership interests of the stockholder and any other Proposing Person which shall be supplemented in writing by the stockholder not later than ten (10) days after the record date for voting at the meeting to disclose such interests as of such record date: (1) a description of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the stockholder of record or any other Proposing Person may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder or other Proposing Person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation; (2) a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or other Proposing Person has a right to vote any shares of any security of the Corporation; (3) a description of any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such stockholder or other Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder or other Proposing Person with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (“Short Interests”); (4) a description of any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or other Proposing Person that are separated or separable from the underlying shares of the Corporation; (5) a description of any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or other Proposing Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; (6) a description of any performance-related fees (other than an asset-based fee) to which such stockholder or other Proposing Person is entitled based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such stockholder’s or other Proposing Person’s immediate family sharing the same household; (7) a description of any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder or other Proposing Person; and (8) a description of any direct or indirect interest of such stockholder or other Proposing Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (H) any other information relating to such stockholder or other Proposing Person, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
(c)   Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this section, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the making of such proposal at such meeting by such stockholder stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.
(d)   Notwithstanding the foregoing provisions of this Section 2.10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.10; provided however, that any references in this Section 2.10 to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to proposals as to any business to be considered pursuant to this Section 2.10. Nothing in this Section 2.10 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of preferred stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws.
(e)   Notwithstanding any provisions to the contrary, the notice requirements set forth in subsections (a) and (b) above shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.
2.11   Conduct of Business.   At every meeting of the stockholders, the Chairperson of the Board, or, in his absence, the Chief Executive Officer, or, in his absence, such other person as may be appointed by the Board, shall act as chairperson. The Secretary of the Corporation or a person designated by the chairperson of the meeting shall act as secretary of the meeting. Unless otherwise approved by the chairperson of the meeting, attendance at the stockholders’ meeting is restricted to stockholders of record, persons authorized in accordance with Section 2.8 of these Bylaws to act by proxy, and officers of the Corporation.
The chairperson of the meeting shall call the meeting to order, establish the agenda, and conduct the business of the meeting in accordance therewith or, at the chairperson’s discretion, the business of the meeting may be conducted otherwise in accordance with the wishes of the stockholders in attendance. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.
The chairperson shall also conduct the meeting in an orderly manner, rule on the precedence of, and procedure on, motions and other procedural matters, and exercise discretion with respect to such procedural matters with fairness and good faith toward all those entitled to take part. Without limiting the foregoing, the chairperson may (a) restrict attendance at any time to bona fide stockholders of record and their proxies and other persons in attendance at the invitation of the presiding officer or Board, (b) restrict use of audio or video recording devices at the meeting, and (c) impose reasonable limits on the amount of time taken up at the meeting on discussion in general or on remarks by any one stockholder. Should any person in attendance become unruly or obstruct the meeting proceedings, the chairperson shall have the power to have such person removed from the meeting. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in Section 2.10, this Section 2.11 and Section 3.13. The chairperson of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the provisions of Section 2.10, this Section 2.11 and Section 3.13, and if he should so determine that any proposed nomination or business is not in compliance with such sections, he shall so declare to the meeting that such defective nomination or proposal shall be disregarded.
2.12   Stockholder Action Without Meeting.   Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.
2.13   Meetings by Remote Communication.   If authorized by the Board, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (b) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
ARTICLE III
BOARD OF DIRECTORS
3.1   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of a Board, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation. In the event of a vacancy on the Board, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.
3.2   Election.   Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, members of the Board shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more directors pursuant to the provisions of the Certificate of Incorporation (including, but not limited to, any duly authorized certificate of designation), such directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such directors. Elections of directors need not be by written ballot.

3.3   Number and Term.   Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption).
3.4   Classes of Directors.   The Board shall be and is divided into three classes: Class I, Class II and Class III. No one class shall have more than one director more than any other class. If a fraction is contained in the quotient arrived at by dividing the designated number of directors by three, then, if such fraction is one-third, the extra director shall be a member of Class I, and if such fraction is two-thirds, one of the extra directors shall be a member of Class I and one of the extra directors shall be a member of Class II, unless otherwise provided from time to time by resolution adopted by the Board.
3.5   Resignations.   Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chairperson of the Board, the Chief Executive Officer of the Corporation or the Secretary. The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.
3.6   Removal.   Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, directors may only be removed for cause and only upon the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
3.7   Vacancies and Newly Created Directorships.   Except as otherwise provided by applicable law, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
3.8   Regular Meetings.   Regular meetings of the Board may be held without notice at such time and place, if any, either within or without the State of Delaware, as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place, if any, as the annual meeting of stockholders.
3.9   Special Meetings.   Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the President or a majority of the directors then in office and may be held at any time and place, if any, within or without the State of Delaware.
3.10   Notice of Special Meetings.   Notice of any special meeting of directors shall be given to each director by whom it is not waived by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director by (a) giving notice to such director in person or by telephone, electronic transmission or voice message system at least 24 hours in advance of the meeting, (b) sending a facsimile to such director’s last known facsimile number, or delivering written notice by hand to such director’s last known business or home address, at least 24 hours in advance of the meeting, or (c) mailing written notice to such director’s last known business or home address at least three days in advance of the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.
3.11   Participation in Meetings by Telephone Conference Calls or Other Methods of Communication.   Directors or any members of any committee designated by the directors may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

3.12   Quorum; Adjournment.   A majority of the total number of authorized directors shall constitute a quorum at any meeting of the Board. In the absence of a quorum at any such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or at a meeting of a committee which authorizes a particular contract or transaction.
3.13   Action at Meeting.   At any meeting of the Board at which a quorum is present, the vote of a majority of those present shall be sufficient to take any action, unless a different vote is specified by law, the Certificate of Incorporation or these Bylaws.
3.14   Action by Written Consent.   Any action required or permitted to be taken at any meeting of the Board or of any committee of the Board may be taken without a meeting if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
3.15   Committees.   The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation, with such lawfully delegated powers and duties as it therefor confers; provided that, the committee membership of each committee designated by the Board will comply with the applicable rules of the exchange on which any securities of the Corporation are listed. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of the DGCL, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board. Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee consists of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
3.16   Compensation of Directors.   Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary Corporations in any other capacity and receiving compensation for such service.
3.17   Nomination of Director Candidates.   Subject to the rights of holders of any class or series of preferred stock then outstanding, nominations for the election of directors at an annual meeting may be made by (i) the Board or a duly authorized committee thereof or (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving the notice provided for in this Section 3.17 and who will be a stockholder of record at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the procedures set forth in this Section 3.17.
(a)   All nominations by stockholders must be made pursuant to timely notice given in writing to the Secretary of the Corporation. To be timely, a stockholder’s nomination for a director to be elected at an annual meeting must be received at the Corporation’s principal executive offices not later than ninety (90) days nor earlier than one hundred twenty (120) days prior to the first anniversary of the date of the preceding year’s annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting is advanced by more than thirty (30) days or delayed (other than as a result of adjournment) by more than thirty (30) days from the first anniversary of the previous year’s annual meeting, notice by the stockholder to be timely must be received not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the date on which public announcement of the date of such meeting is first made. Each such notice shall set forth (i) as to the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and any of their respective affiliates or associates (each within the meaning of Rule 12b-2 under the Exchange Act) (each, a “Nominating Person”), the name and address, as they appear on the Corporation’s books, of the stockholder who intends to make the nomination and of any other Nominating Person, (ii) the class or series and number of shares of the Corporation which are owned beneficially and of record by the stockholder and any other Nominating Person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five (5) business days after the record date for voting at the meeting of the class or series and number of shares of the Corporation owned beneficially and of record by the stockholder and any other Nominating Person as of the record date for voting at the meeting, (iii) a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the nominee specified in the notice, (iv) a representation as to whether the stockholder or any other Nominating Person intends, or is part of a group that intends, (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of voting power of issued and outstanding capital stock that is required to elect such nominee, (y) to otherwise solicit proxies or votes from, stockholders in support of such nomination and (z) to solicit the holders of shares representing at least 67% (or such other threshold as may be set forth in Rule 14a-19 under the Exchange Act from time to time) of the voting power of the shares entitled to vote on the election of directors pursuant to Rule 14a-19, (v) a description of any other business being brought by such stockholder or other Nominating Person, (vi) the following information regarding the ownership interests of the stockholder and any other Nominating Person, which shall be supplemented in writing by the stockholder not later than ten (10) days after the record date for notice of the meeting to disclose such interests as of such record date: (A) a description of any Derivative Instrument directly or indirectly owned beneficially by such stockholder or other Nominating Person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation; (B) a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder or other Nominating Person has a right to vote any shares of any security of the Corporation; (C) a description of any Short Interests in any securities of the Corporation directly or indirectly owned beneficially by such stockholder or other Nominating Person; (D) a description of any rights to dividends on the shares of the Corporation owned beneficially by such stockholder or other Nominating Person that are separated or separable from the underlying shares of the Corporation; (E) a description of any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or other Nominating Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; (F) a description of any performance-related fees (other than an asset-based fee) to which such stockholder or other Nominating Person is entitled based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such stockholder’s or other Nominating Person’s immediate family sharing the same household; (G) a description of any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder or other Nominating Person; and (H) a description of any direct or indirect interest of such stockholder or other Nominating Person in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (vii) a description of all arrangements or understandings between the stockholder or other Nominating Person and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, (viii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and any other Nominating Person, on the one hand, and each nominee and his respective affiliates and associates (including, for the avoidance of doubt, any Nominating Person), on the other hand, including, without limitation any relationship as principal, employee or affiliate of the stockholder or any other Nominating Person and all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder or any other Nominating Person were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, (ix) a complete biography and statement of the nominee’s qualifications, (x) information that the Corporation determines is necessary or advisable to assess whether a nominee will satisfy any qualifications or requirements imposed by the Certificate of Incorporation or these Bylaws, any law, rule or regulation, including applicable stock exchange rules, that may be applicable to the Corporation, and the Corporation’s corporate governance policies and guidelines or that the Board determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of the nominee, (xi) such other information regarding each nominee as would be required to be included in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and applicable stock exchange rules, had the nominee been nominated, or intended to be nominated, by the Board, and (x) the signed consent of each nominee to being named in the Corporation’s proxy statement and any applicable form of proxy and to serve as a director of the Corporation if so elected. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding the second sentence of this Section 3.17(a), in the event that the number of directors to be elected at an annual meeting is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the one-year anniversary of the date of the preceding year’s annual meeting as first specified in the Corporation’s notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), a stockholder’s notice required by this Section 3.17(a) shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.
(b)   In addition to the matters set forth in Section 3.17(a), with respect to each person, if any, whom a stockholder proposes to nominate for election or reelection to the Board, each nominee nominated by a stockholder for election or reelection to the Board must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 3.17) to the Secretary at the principal executive offices of the Corporation a written representation and agreement (in the form provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (iii) will comply with the Corporation’s stock ownership guidelines for directors, if any, (iv) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply, with all applicable rules of the exchanges upon which the securities of the Corporation are listed and all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation publicly disclosed from time to time, (v) will abide by the requirements of Section 3.8 and (vi) in such person’s individual capacity and on behalf of any stockholder or other Nominating Person on whose behalf the nomination is being made, intends to serve a full term if elected as a director of the Corporation.
(c)   If a stockholder has delivered to the Corporation a notice relating to the nomination of directors pursuant to Section 3.17(a), the stockholder shall deliver to the Corporation no later than ten (10) business days prior to the date of the meeting reasonable evidence that it has complied with the requirements of Rule 14a-19 of the Exchange Act. Notwithstanding anything to the contrary in these bylaws, unless otherwise required by law, if any stockholder or other Nominating Person (a) provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any proposed nominee and (b) subsequently fails to comply with the requirements of Rule 14a-19(a)(3) under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder or stockholder associated person has met the requirements of Rule 14a-19(a)(3) under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded).
(d)   Any stockholder or Nominating Person seeking proxies from stockholders, whether directly or indirectly, is required to use a proxy card of a color different from white. White proxy cards are reserved solely for the Board’s use.
(e)   Subject to the rights of holders of any class or series of preferred stock then outstanding, nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board or a committee thereof or (ii) by any stockholder who complies with the notice procedures set forth in this Section 3.17 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as are specified in the Corporation’s notice of meeting, if the stockholder’s notice as required by Section 3.17(a) is delivered to the Secretary at the principal executive offices of the Corporation not earlier than ninety (90) days prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.
(f)   For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed or furnished by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(g)   Only those persons who are nominated in accordance with the procedures set forth in this section shall be eligible for election as directors at any meeting of stockholders. The Chairperson of the Board or Secretary may, if the facts warrant, determine that a notice received by the Corporation relating to a nomination proposed to be made does not satisfy the requirements of this Section 3.17 (including if the stockholder does not provide the updated information required under Section 3.13(b) to the Corporation within five (5) business days following the record date for the meeting), and if it be so determined, shall so declare and any such nomination shall not be introduced at such meeting of stockholders, notwithstanding that proxies in respect of such vote may have been received. The chairperson of the meeting shall have the power and duty to determine whether a nomination brought before the meeting was made in accordance with the procedures set forth in this section, and, if any nomination is not in compliance with this section (including if the stockholder does not provide the updated information required under Section 3.13(b) to the Corporation within five (5) business days following the record date for the meeting), to declare that such defective nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting or a special meeting of stockholders of the Corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.17, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or authorized by a writing executed by such stockholder (or a reliable reproduction or electronic transmission of the writing) delivered to the Corporation prior to the making of such nomination at such meeting by such stockholder stating that such person is authorized to act for such stockholder as proxy at the meeting of stockholders.
(h)   Notwithstanding the foregoing provisions of this Section 3.17, a stockholder shall also comply with all applicable requirements of the Exchange Act, including Rule 14a-19, and the rules and regulations thereunder with respect to the matters set forth in this Section 3.17; provided however, that any references in this Section 3.17 to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations to be considered pursuant to this Section 3.17. Nothing in this Section 3.17 shall be deemed to affect any rights of the holders of any series of preferred stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws.
3.18   Reliance on Books and Records.   A member of the Board, or a member of any committee designated by the Board shall, in the performance of such members’ duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.
ARTICLE IV
OFFICERS
4.1   Enumeration.   The officers of the Corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer, a Chief Financial Officer and such other officers with such other titles as the Board shall determine, including, at the discretion of the Board, a Chairperson of the Board and one or more Vice Presidents and Assistant Secretaries. The Board may appoint such other officers as it may deem appropriate.
4.2   Election.   Officers shall be elected annually by the Board at its first meeting following the annual meeting of stockholders. Officers may be appointed by the Board at any other meeting.
4.3   Qualification.   No officer need be a stockholder. Any two or more offices may be held by the same person.
4.4   Tenure.   Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is elected and qualified, unless a different term is specified in the vote appointing the officer, or until such officer’s earlier death, resignation or removal.
4.5   Resignation and Removal.   Any officer may resign by delivering his written resignation to the Corporation at its principal office or to the President or Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. Any officer elected by the Board may be removed at any time, with or without cause, by the Board.
4.6   Chairperson of the Board.   The Board may appoint a Chairperson of the Board. If the Board appoints a Chairperson of the Board, the Chairperson of the Board shall perform such duties and possess such powers as are assigned to the Chairperson by the Board and these Bylaws. Unless otherwise provided by the Board, the Chairperson of the Board shall preside at all meetings of the Board.
4.7   Chief Executive Officer.   The Chief Executive Officer of the Corporation shall, subject to the direction of the Board, have general supervision, direction and control of the business and the officers of the Corporation. The Chief Executive Officer shall preside at all meetings of the stockholders and, in the absence or nonexistence of a Chairperson of the Board, at all meetings of the Board. The Chief Executive Officer shall have the general powers and duties of management usually vested in the chief executive officer of a Corporation, including general supervision, direction and control of the business and supervision of other officers of the Corporation, and shall have such other powers and duties as may be prescribed by the Board or these Bylaws.

4.8   President.   Subject to the direction of the Board and such supervisory powers as may be given by these Bylaws or the Board to the Chairperson of the Board or the Chief Executive Officer, if such titles be held by other officers, the President shall have general supervision, direction and control of the business and supervision of other officers of the Corporation. Unless otherwise designated by the Board, the President shall be the Chief Executive Officer of the Corporation. The President shall have such other powers and duties as may be prescribed by the Board or these Bylaws. The President shall have power to sign stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation, other than the Chairperson of the Board and the Chief Executive Officer.
4.9   Vice Presidents.   Any Vice President shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the President may from time to time prescribe. In the event of the absence, inability or refusal to act of the President, the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board) shall perform the duties of the President and when so performing shall have all the powers of and be subject to all the restrictions upon the President. The Board may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board.
4.10   Secretary and Assistant Secretaries.   The Secretary shall perform such duties and shall have such powers as the Board or the President may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are set forth in these Bylaws and as are incident to the office of the Secretary, including, without limitation, the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to keep a record of the proceedings of all meetings of stockholders and the Board, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.
Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer, the President or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board) shall perform the duties and exercise the powers of the Secretary.
In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the person presiding at the meeting shall designate a temporary secretary to keep a record of the meeting.
4.11   Treasurer.   The Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation, the duty and power to keep and be responsible for all funds and securities of the Corporation, to maintain the financial records of the Corporation, to deposit funds of the Corporation in depositories as authorized, to disburse such funds as authorized, to make proper accounts of such funds, and to render as required by the Board accounts of all such transactions and of the financial condition of the Corporation.
4.12   Chief Financial Officer.   The Chief Financial Officer shall perform such duties and shall have such powers as may from time to time be assigned to the Chief Financial Officer by the Board, the Chief Executive Officer or the President. Unless otherwise designated by the Board, the Chief Financial Officer shall be the Treasurer of the Corporation.
4.13   Salaries.   Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.
4.14   Delegation of Authority.   The Board may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.
ARTICLE V
CAPITAL STOCK
5.1   Issuance of Stock.   Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the Corporation or the whole or any part of any unissued balance of the authorized capital stock of the Corporation held in its treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board in such manner, for such consideration and on such terms as the Board may determine.
5.2   Stock Certificates.   The shares of stock of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any class or series of stock of the Corporation shall be uncertificated shares; provided, however, that no such resolution shall apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by certificates, and, upon written request to the Corporation’s transfer agent or registrar, any holder of uncertificated shares, shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, certifying the number and class of shares of stock owned by such stockholder in the Corporation. Each such certificate shall be signed by, or in the name of the Corporation by, the Chairperson or Vice Chairperson, if any, of the Board, or the President or a Vice President, and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile.
Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, the Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.
5.3   Transfers.   Except as otherwise established by rules and regulations adopted by the Board, and subject to applicable law, shares of stock may be transferred on the books of the Corporation: (i) in the case of shares represented by a certificate, by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or authenticity of signature as the Corporation or its transfer agent may reasonably require; and (ii) in the case of uncertificated shares, upon the receipt of proper transfer instructions from the registered owner thereof. Except as may be otherwise required by law, the Certificate of Incorporation or the Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
5.4   Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate in place of any previously issued certificate alleged to have been lost, stolen, or destroyed, or it may issue uncertificated shares if the shares represented by such certificate have been designated as uncertificated shares in accordance with Section 5.2, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity as the Board may require for the protection of the Corporation or any transfer agent or registrar.
5.5   Record Dates.   The Board may fix in advance a record date for the determination of the stockholders entitled to vote at any meeting of stockholders. Such record date shall not precede the date on which the resolution fixing the record date is adopted and shall not be more than 60 nor less than 10 days before the date of such meeting.
If no record date is fixed by the Board, the record date for determining the stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day before the date on which notice is given, or, if notice is waived, the close of business on the day before the date on which the meeting is held.
A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote in accordance with the foregoing provisions.

The Board may fix in advance a record date (a) for the determination of stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, concession or exchange of stock, or (b) for the purpose of any other lawful action. Any such record date shall not precede the date on which the resolution fixing the record date is adopted and shall not be more than 60 days prior to the action to which such record date relates. If no record date is fixed by the Board, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action by the Board is necessary shall be the date on which the first written consent is expressed. The record date for determining stockholders for any other purpose shall be the close of business on the day on which the Board adopts the resolution relating to such purpose.
ARTICLE VI
GENERAL PROVISIONS
6.1   Fiscal Year.   The fiscal year of the Corporation shall be as fixed by the Board.
6.2   Waiver of Notice.   Whenever any notice whatsoever is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a waiver of such notice either in writing signed by the person entitled to such notice or such person’s duly authorized attorney, or by electronic transmission or any other method permitted under the DGCL, whether before, at or after the time stated in such waiver, or the appearance of such person or persons at such meeting in person or by proxy, shall be deemed equivalent to such notice. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting to the timeliness or manner of notice.
6.3   Actions with Respect to Securities of Other Corporations.   Except as the Board may otherwise designate, the Chief Executive Officer or President or any officer of the Corporation authorized by the Chief Executive Officer or President shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, and may waive notice of, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact to this Corporation (with or without power of substitution) at any meeting of stockholders or shareholders (or with respect to any action of stockholders) of any other Corporation or organization, the securities of which may be held by this Corporation and otherwise to exercise any and all rights and powers that this Corporation may possess by reason of this Corporation’s ownership of securities in such other Corporation or other organization.
6.4   Evidence of Authority.   A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.
6.5   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.
6.6   Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.
6.7   Pronouns.   All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.
6.8   Notices.   Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent of the Corporation shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission, provided that notice to stockholders by electronic transmission shall be given in the manner provided in Section 232 of the DGCL. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his, her or its last known address as the same appears on the books of the Corporation. The time when such notice shall be deemed to be given shall be (a) in the case of hand delivery, the time such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, (b) in the case of delivery by commercial courier service, the earlier of when the notice is received or left at the address of such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, (c) in the case of delivery by electronic mail or other form of electronic transmission, as provided in the DGCL or (d), if delivered through the mails, upon deposit in the mail, postage prepaid. Without limiting the manner by which notice otherwise may be given effectively, notice to any stockholder shall be deemed given: (x) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (y) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (z) if by any other form of electronic transmission, when directed to the stockholder.
6.9   Reliance Upon Books, Reports and Records.   Each director, each member of any committee designated by the Board, and each officer of the Corporation shall, in the performance of such individual’s duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation as provided by law, including reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.
6.10   Time Periods.   In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.
6.11   Facsimile Signatures.   In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board or a committee thereof.
6.12   Voting of Securities Owned by the Corporation.   All stock and other securities of other Corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board, or, in the absence of such authorization, the Chief Executive Officer, the President, or any Vice President.
ARTICLE VII
AMENDMENTS
7.1   By the Board.   Except as otherwise set forth in these Bylaws, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted only in accordance with Article VI of the Certificate of Incorporation.
7.2   By the Stockholders.   Except as otherwise set forth in these Bylaws, and subject to the Certificate of Incorporation, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of capital stock of the Corporation issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. Such vote may be held at any annual meeting of stockholders, or at any special meeting of stockholders provided that notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.
ARTICLE VIII
INDEMNIFICATION OF DIRECTORS AND OFFICERS
8.1   Right to Indemnification.   Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (“proceeding”), by reason of the fact that such person or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another Corporation, or as a controlling person of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer, or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his heirs, executors and administrators; provided, that except as provided in Section 8.2 of this Article VIII, the Corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the proceeding (or part thereof) was authorized by the Board, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL, or (d) the proceeding (or part thereof) is brought to establish or enforce a right to indemnification or advancement under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the DGCL. The rights hereunder shall be contract rights and shall include the right to be paid reasonable expenses and attorneys’ fees incurred in defending any such proceeding in advance of its final disposition; provided, that the payment of such expenses incurred by a director or officer of the Corporation in his capacity as a director or officer (and not in any other capacity in which service was or is tendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified under this section or otherwise.
8.2   Right of Claimant to Bring Suit.   If a claim under Section 8.1 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, or twenty (20) days in the case of a claim for advancement of expenses, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal that the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, shall be on the Corporation.
8.3   Indemnification of Employees and Agents.   The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification, and to the advancement of related expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification of and advancement of expenses to directors and officers of the Corporation.
8.4   Non-Exclusivity of Rights.   The rights conferred on any person in this Article VIII shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
8.5   Indemnification Contracts.   The Board is authorized to enter into a contract with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board so determines, greater than, those provided for in this Article VIII.
8.6   Insurance.   The Corporation shall maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
8.7   Effect of Amendment.   Any amendment, repeal or modification of any provision of this Article VIII shall not adversely affect any right or protection of an indemnitee or his successor in respect of any act or omission occurring prior to such amendment, repeal or modification.
8.8   Reliance.   Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article VIII in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article VIII shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.
ARTICLE IX
MISCELLANEOUS
9.1   Place of Meetings.   If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these By Laws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.
9.2   Dividends.   The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.
9.3   Reserves.   The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.
9.4   Contracts and Negotiable Instruments.   Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board, the Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.
9.5   Fiscal Year.   The fiscal year of the Corporation shall be fixed by the Board.
9.6   Seal.   The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.
9.7   Books and Records.   The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

9.8   Surety Bonds.   Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, the Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, the Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.
9.9   Securities of Other Corporations.   Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.
* * *

ANNEX D
Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com
December 11, 2025
The Board of Directors
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024
Members of the Board:
We understand that Katapult Holdings, Inc. (“Katapult”), CCF Holdings LLC (“CCFI”) and Aaron’s Intermediate Holdco, Inc. (“Aaron’s”) intend to enter into an Agreement and Plan of Merger to be dated as of December 11, 2025 (the “Agreement”) pursuant to which (i) Katapult Merger Sub 1, Inc., an indirect wholly owned subsidiary of Katapult (“Merger Sub 1”), will merge with and into Aaron’s (the “Aaron’s Merger”) and Aaron’s will become an indirect wholly owned subsidiary of Katapult and (ii) Katapult Merger Sub 2, Inc., an indirect wholly owned subsidiary of Katapult (“Merger Sub 2”), will merge with and into CCFI (the “CCFI Merger” and together with the Aaron’s Merger, the “Mergers”) and CCFI will become an indirect wholly owned subsidiary of Katapult. Pursuant to the Agreement:
•
Immediately prior to the Aaron’s Merger, the Class A Unit and Class B Unit membership interests issued under Aaron’s Management Incentive Plan (the “Aaron’s MIP Units”) will be contributed and assigned by the holders thereof (the “Aaron’s MIP Holders”) to Katapult, and Katapult will assume and acquire the Aaron’s MIP Units from the Aaron’s MIP Holders (the “Aaron’s MIP Exchange”) in exchange for an aggregate of 943,580 shares of the common stock, par value $0.0001 per share, of Katapult (the “Katapult Common Stock”).

•
In the Aaron’s Merger, the equity interests of Aaron’s (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock, but not including the Aaron’s MIP Units) will be collectively converted solely into the right to receive 11,369,237 shares of Katapult Common Stock.

•
Immediately prior to the CCFI Merger, the equity interests of CCFI MIP Holdings LLC (the “CCFI MIP Equity”) will be contributed and assigned by the holders thereof (the “CCFI MIP Holders”) to Katapult, and Katapult will assume and acquire the CCFI MIP Equity from the CCFI MIP Holders (the “CCFI MIP Exchange”) in exchange for an aggregate of 11,011,927 shares of Katapult Common Stock.

•
In the CCFI Merger, (i) the equity interests of CCFI (other than the outstanding warrants to purchase equity interests in CCFI (the “CCFI Warrants”) and the CCFI MIP Equity) will be collectively converted solely into the right to receive 58,516,558 shares of Katapult Common Stock and (ii) the CCFI Warrants will collectively be automatically converted into 244,146 shares of Katapult Common Stock.

•
Immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange (i) all of the issued and outstanding shares of Preferred Stock, par value $0.0001 per share, of Katapult (the “Katapult Preferred Stock”) will be deemed automatically repurchased by Katapult immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, which purchase price will be payable by the issuance of a new debt instrument by Katapult or one of its subsidiaries and (ii) all of the warrants issued by Katapult and held by HHCF Series 21 Sub, LLC as of the date of the Agreement will be exercised in full for an aggregate of 154,464 shares of Katapult Common Stock (such transactions, the “Hawthorn Transactions”).

•
Promptly after the consummation of the Mergers, Katapult will pay the Aaron’s Transaction Expense Amount (as defined in the Agreement) to the holders of Aaron’s Common Stock as of immediately prior to the effectiveness of the Aaron’s MIP Exchange.

The issuance of shares of Katapult Common Stock to the stockholders of Aaron’s, the Aaron’s MIP Holders, the unitholders of CCFI and the CCFI MIP Holders, pursuant to the terms of the Agreement are collectively referred to as the “Katapult Stock Issuance”. You have advised us, and we have assumed for purposes of our analyses and opinion, that the holders of Katapult Common Stock as of immediately prior to the Mergers and the Katapult Stock Issuance will own approximately 5,239,497 outstanding shares of Katapult Common Stock immediately after giving effect to the Mergers and the Katapult Stock Issuance. The terms and conditions of the Mergers are more fully set forth in the Agreement.
You have asked us to render our opinion as to whether the Katapult Stock Issuance is fair, from a financial point of view, to Katapult.
In connection with rendering our opinion, we have:
•
Reviewed a draft of the Agreement dated as of December 11, 2025;

•
Reviewed certain publicly available business and financial information regarding Katapult;

•
Reviewed certain non-public business and financial information regarding Katapult’s business and future prospects (including (i) certain financial projections for Katapult for the years ending December 31, 2025 through December 31, 2030 (the “Katapult-Provided Financial Projections”), (ii) a weekly liquidity analysis for Katapult for August 2025 through December 2026 (the “Liquidity Analysis”) and (iii) certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by Katapult’s senior management (collectively with the Synergy Estimates (as defined below), the “Katapult-Provided Information”);

•
Specifically taken into account the Special Situational Factors (as described below);

•
Reviewed certain non-public business and financial information regarding Aaron’s and its business and future prospects (including certain financial projections for Aaron’s on a stand-alone basis for the years ending December 31, 2025 through December 31, 2029 (the “Aaron’s-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by Aaron’s senior management and reviewed by, discussed with and approved for our use by Katapult’s senior management (collectively, the “Aaron’s-Provided Information”);

•
Reviewed certain non-public business and financial information regarding CCFI and its business and future prospects (including certain financial projections for CCFI on a stand-alone basis for the years ending December 31, 2025 through December 31, 2029 (the “CCFI-Provided Financial Projections” and, together with the Katapult-Provided Financial Projections and the Aaron’s-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by, discussed with and approved for our use by CCFI’s senior management and reviewed by, discussed with and approved for our use by Katapult’s senior management (collectively, the “CCFI-Provided Information”);

•
Reviewed certain estimated revenue enhancements, cost savings and other combination benefits expected to result from the Mergers and estimated costs to achieve the same (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared by, discussed with and approved for our use by Katapult’s senior management, Aaron’s senior management and CCFI’s senior management;

•
Discussed with Katapult’s senior management their strategic and financial rationale for the Mergers as well as their views of (i) Katapult’s, Aaron’s and CCFI’s respective businesses, operations, historical and projected financial results and future prospects, (ii) Katapult’s current and prospective financial condition, liquidity, funding needs and access to capital, (iii) the commercial, competitive and regulatory dynamics in the lease-to-own financing sector and (iv) the operational and financial risks and uncertainties attendant to not pursuing the Mergers;

•
Discussed with Aaron’s senior management their views of Aaron’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the lease-to-own financing sector;

•
Discussed with CCFI’s senior management their views of CCFI’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the consumer lending sector;

•
Performed discounted cash flow analyses based on the Financial Projections and the Synergy Estimates;

•
Reviewed the valuation and financial metrics of certain precedent mergers and acquisitions that we deemed relevant in evaluating the Mergers;

•
Reviewed the historical prices, certain trading multiples and the trading activity of the Katapult Common Stock;

•
Compared the respective financial performance of Katapult, Aaron’s and CCFI and certain trading multiples and the trading activity of the Katapult Common Stock with corresponding data for certain publicly traded companies that we deemed relevant in evaluating Katapult, Aaron’s and CCFI;

•
Reviewed the pro forma financial results, financial condition and capitalization of Katapult giving effect to the Mergers; and

•
Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

More specifically, in evaluating Katapult, the Mergers and the Katapult Stock Issuance, we have considered, relied upon and assumed certain special situational factors (as communicated to us by Katapult’s senior management, the “Special Situational Factors”) that have impacted or may in the future impact Katapult’s projected financial results, current and prospective financial condition, liquidity, funding needs, access to capital and future prospects, including among others:
•
Katapult’s senior management has over the course of the last twelve months repeatedly revised downward its expectations regarding the projected financial results of Katapult;

•
Katapult’s September 30, 2025 financial statements included a note disclosing substantial doubt about Katapult’s ability to continue as a going concern through September 30, 2026 and, while in November 2025 Katapult received proceeds from a preferred stock financing transaction, the Liquidity Analysis indicates that by March 2026 Katapult is expected to have very limited liquidity;

•
Katapult is in default under its credit facility and while the lenders under the credit facility are granting a limited waiver of such default in connection with the execution of the Agreement, Katapult’s senior management believed that the lenders would not be willing to grant such a waiver in the absence of Katapult entering into an agreement for a strategic transaction; and

•
During the course of our engagement, we were asked by Katapult’s Board of Directors to solicit indications of interest from various potential third-party transaction counterparties regarding a potential extraordinary corporate transaction with or involving Katapult. We contacted 31 such potential counterparties and, as of the date hereof, the proposed Mergers are the only proposal available to Katapult that Katapult’s Board of Directors believes is actionable.

With respect to the information used in arriving at our opinion:
•
We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Katapult, Aaron’s or CCFI (including, without limitation, the Katapult-Provided Information, the Aaron’s-Provided Information and the CCFI-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Katapult-Provided Information, the Aaron’s-Provided Information or the CCFI-Provided Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates or any other forward-looking information provided by Katapult, Aaron’s or CCFI or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Katapult’s senior management (in the case of the Katapult-Provided Information) that they are and have assumed that Aaron’s senior management (in the case of the Aaron’s-Provided Information) and CCFI’s senior management (in the case of the CCFI-Provided Information) are unaware of any facts or circumstances that would make the Katapult-Provided Information, the Aaron’s-Provided Information or the CCFI-Provided Information incomplete, inaccurate or misleading.
•
We (i) have been advised by Katapult’s senior management, and have assumed, that the Katapult-Provided Financial Projections and the Synergy Estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Katapult’s senior management as to the expected future performance of Katapult on a stand-alone basis and the expected amounts and realization of the Synergies, (ii) at your direction, have assumed that the Aaron’s-Provided Financial Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Aaron’s senior management as to the expected future performance of Aaron’s on a stand-alone basis, (iii) at your direction, have assumed that the CCFI-Provided Financial Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of CCFI’s senior management as to the expected future performance of CCFI on a stand-alone basis, (iv) have been advised by Katapult’s senior management, and have assumed, that the Katapult-Provided Financial Projections, the Liquidity Analysis, the Synergy Estimates, the Aaron’s-Provided Financial Projections and the CCFI-Provided Financial Projections have been reviewed by Katapult’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion, (v) at your direction, have not attributed any value to any net operating losses of Katapult for purposes of our analyses and opinion and (vi) at your direction, have assumed that any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained from public sources, data suppliers and other third parties are reasonable and reliable.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Katapult, Aaron’s, CCFI or any other entity or the solvency or fair value of Katapult, Aaron’s, CCFI or any other entity, nor have we been furnished with any such appraisals. We did not make an independent evaluation of and render no opinion regarding the fair market value of any properties held for lease or the credit quality of any lease or portfolio of leases, nor have we conducted any review of the asset, lease or underwriting files of Katapult, Aaron’s, CCFI or any other entity. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Katapult’s senior management and Katapult’s other professional advisors with respect to such matters. We have assumed that the Mergers will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that for such purposes the Mergers, together with the Aaron’s MIP Exchange and the CCFI MIP Exchange as part of an integrated transaction, will qualify as an “exchange” within the meaning of Section 351 of the Code. We are not expressing any view or rendering any opinion regarding the tax consequences of the Mergers to Katapult, Aaron’s, CCFI or their respective securityholders.
In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Katapult, Merger Sub 1, Merger Sub 2, Aaron’s and CCFI will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Katapult, Merger Sub 1, Merger Sub 2, Aaron’s and CCFI contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Mergers will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Mergers will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Katapult or the Mergers (including their contemplated benefits) in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the Katapult Common Stock or other securities or financial instruments of or relating to Katapult, Aaron’s or CCFI may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Katapult, Aaron’s, CCFI, their respective securities or other financial instruments or the Mergers or any financing or refinancing by Katapult in connection therewith or (iii) the impact of the Mergers on the solvency or viability of Katapult, Aaron’s or CCFI or the ability of Katapult, Aaron’s or CCFI to pay their respective obligations when they come due.
We have acted as a financial advisor to Katapult in connection with the Mergers and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Mergers and a portion of which is payable upon the rendering of our opinion. In addition, Katapult has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.
As previously disclosed, we have not been previously engaged during the past two years by Katapult to provide financial advisory or investment banking services for which we received fees, except that (i) we acted as financial advisor to Katapult in connection with the August 2025 amendment to its debt facilities for which we received agreed upon fees and (ii) we acted as financial advisor to Katapult in connection with its November 2025 preferred stock financing transaction for which we will receive agreed upon fees, which fees are contingent on the successful consummation of the Mergers. We have not been previously engaged during the past two years by Aaron’s or CCFI to provide financial advisory or investment banking services for which we received fees. We may in the future seek to provide Katapult, Aaron’s, CCFI or their respective affiliates with financial advisory and investment banking services unrelated to the Mergers, for which services we would expect to receive compensation.
We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates. Furthermore, our and our affiliates’ and related entities’ respective directors, officers, employees, consultants and agents may have investments in Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates.
Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Katapult, Aaron’s, CCFI, other participants in the Mergers or their respective affiliates or the Mergers that differ from the views of our investment banking personnel.
Our opinion has been provided to Katapult’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Katapult Stock Issuance. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of Katapult Common Stock in connection with the Mergers.
Our opinion and any materials provided in connection therewith do not constitute a recommendation to Katapult’s Board of Directors with respect to the Mergers, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Katapult Common Stock as to how to vote or act in connection with the Mergers or otherwise. Our opinion does not address Katapult’s underlying business or financial decision to pursue or effect the Mergers, the relative merits of the Mergers as compared to any alternative business or financial strategies that might exist for Katapult, any financings or refinancings by Katapult or the effects of any other transaction in which Katapult might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Katapult Stock Issuance to Katapult to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (y) the Mergers (including, without limitation, the form or structure of the Mergers) or the Agreement or (z) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Mergers, (ii) the Hawthorn Transactions or (iii) the fairness, financial or otherwise, of the Mergers to, or the amount or allocation of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Katapult, Aaron’s or CCFI. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Katapult’s, Aaron’s or CCFI’s directors, officers or employees, or any class of such persons, in connection with the Mergers relative to the Katapult Stock Issuance or otherwise.
Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Katapult Stock Issuance is fair, from a financial point of view, to Katapult.
Very truly yours,
GUGGENHEIM SECURITIES, LLC

ANNEX E
Section 262 of the General Corporation Law of the State of Delaware
Delaware General Corporation Law
1.
§ 262 Appraisal rights

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer,

domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)
Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

ANNEX F
KATAPULT HOLDINGS, INC.
2026 EQUITY INCENTIVE PLAN

F-i

F-ii

F-iii

KATAPULT HOLDINGS, INC.
2026 EQUITY INCENTIVE PLAN
1.   Establishment, Purpose and Term of Plan.
1.1.   Establishment.   The Katapult Holdings, Inc. 2026 Equity Incentive Plan (the “Plan”) is hereby established effective as of [                 ], 2026 (the “Effective Date”).
1.2.   Purpose.   The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.
1.3.   Term of Plan.   The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the earlier of the date that the Plan was approved by the Board or the stockholders of the Company.
2.   Definitions and Construction.
2.1.   Definitions.   Whenever used herein, the following terms shall have their respective meanings set forth below:
(a)   “Affiliate” means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms “parent,” “subsidiary,” “control” and “controlled by” shall have the meanings assigned to such terms for the purposes of registration of securities on Form S-8 under the Securities Act.
(b)   “Award” means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.
(c)   “Award Agreement” means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.
(d)   “Board” means the Board of Directors of the Company.
(e)   “Cash-Based Award” means an Award denominated in cash and granted pursuant to Section 11.
(f)   “Cashless Exercise” means a Cashless Exercise as defined in Section 6.3(b)(i).
(g)   “Cause” means, unless such term or an equivalent term is otherwise defined by the applicable Award Agreement or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant’s theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant’s material failure to abide by a Participating Company’s code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant’s unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant’s improper use or disclosure of a Participating Company’s confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company’s reputation or business; (v) the Participant’s repeated failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Participant of any

F-1

employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement (except with respect to a disclosure protected by applicable law); or (vii) the Participant’s conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant’s ability to perform his or her duties with a Participating Company.
(h)   “Change in Control” means the occurrence of any one or a combination of the following:
(i)   any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or
(ii)   an Ownership Change Event or series of related Ownership Change Events (collectively, a “Transaction”) in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(dd)(iii), the entity to which the assets of the Company were transferred (the “Transferee”), as the case may be; or
(iii)   a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;
provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.
For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.
(i)   “Code” means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.
(j)   “Committee” means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers and, in such instances, references herein to the Committee shall mean the Board. Unless the Board specifically determines otherwise, each member of the Committee shall, at the time it takes any action with respect to an Award under the Plan, be a “non-employee director” within the meaning of Rule 16b-3 and an “independent director” under the

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rules of any stock exchange on which the Stock is listed. However, the fact that a Committee member shall fail to qualify as “non-employee director” or an “independent director” shall not invalidate any Award granted by the Committee which Award is otherwise validly granted under the Plan.
(k)   “Company” means Katapult Holdings, Inc., a Delaware corporation, and any successor corporation thereto.
(l)   “Consultant” means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.
(m)   “Director” means a member of the Board.
(n)   “Disability” means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.
(o)   “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.
(p)   “Employee” means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director’s fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, under the terms of the Plan as of the time of the Company’s determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual’s status as an Employee.
(q)   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
(r)   “Fair Market Value” means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:
(i)   Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.
(ii)   If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A or Section 422 of the Code to the extent applicable.

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(s)   “Full Value Award” means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.
(t)   “Incentive Stock Option” means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.
(u)   “Incumbent Director” means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).
(v)   “Insider” means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.
(w)   “Net Exercise” means a Net Exercise as defined in Section 6.3(b)(iii).
(x)   “Nonemployee Director” means a Director who is not an Employee.
(y)   “Nonemployee Director Award” means any Award granted to a Nonemployee Director.
(z)   “Nonstatutory Stock Option” means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.
(aa)   “Officer” means any person designated by the Board as an officer of the Company.
(bb)   “Option” means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.
(cc)   “Other Stock-Based Award” means an Award denominated in shares of Stock and granted pursuant to Section 11.
(dd)   “Ownership Change Event” means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).
(ee)   “Parent Corporation” means any present or future “parent corporation” of the Company, as defined in Section 424(e) of the Code.
(ff)   “Participant” means any eligible person who has been granted one or more Awards.
(gg)   “Participating Company” means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.
(hh)   “Participating Company Group” means, at any point in time, the Company and all other entities collectively which are then Participating Companies.
(ii)   “Performance Award” means an Award of Performance Shares or Performance Units.
(jj)   “Performance Award Formula” means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

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(kk)   “Performance Goal” means a performance goal established by the Committee pursuant to Section 10.3.
(ll)   “Performance Period” means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.
(mm)   “Performance Share” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).
(nn)   “Performance Unit” means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).
(oo)   “Restricted Stock Award” means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.
(pp)   “Restricted Stock Bonus” means Stock granted to a Participant pursuant to Section 8.
(qq)   “Restricted Stock Purchase Right” means a right to purchase Stock granted to a Participant pursuant to Section 8.
(rr)   “Restricted Stock Unit” means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.
(ss)   “Rule 16b-3” means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.
(tt)   “SAR” or “Stock Appreciation Right” means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.
(uu)   “Section 409A” means Section 409A of the Code.
(vv)   “Section 409A Deferred Compensation” means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.
(ww)   “Securities Act” means the Securities Act of 1933, as amended.
(xx)   “Service” means a Participant’s employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant’s Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant’s Service. Furthermore, a Participant’s Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds ninety (90) days, then on the ninety-first (91st) day following the commencement of such leave the Participant’s Service shall be deemed to have terminated, unless the Participant’s right to return to Service is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant’s Award Agreement. A Participant’s Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant’s Service has terminated and the effective date of and reason for such termination.

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(yy)   “Stock” means the common stock of the Company, as adjusted from time to time in accordance with Section 4.
(zz)   “Stock Tender Exercise” means a Stock Tender Exercise as defined in Section 6.3(b)(ii).
(aaa)   “Subsidiary Corporation” means any present or future “subsidiary corporation” of the Company, as defined in Section 424(f) of the Code.
(bbb)   “Ten Percent Owner” means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.
(ccc)   “Trading Compliance Policy” means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company’s equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.
(ddd)   “Vesting Conditions” mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant’s monetary purchase price, if any, for such shares upon the Participant’s termination of Service or failure of a performance condition to be satisfied.
2.2.   Construction.   Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.
3.   Administration.
3.1.   Administration by the Committee.   The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.
3.2.   Authority of Officers.   Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.
3.3.   Administration with Respect to Insiders.   With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.
3.4.   Powers of the Committee.    In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:
(a)   to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock, units or monetary value to be subject to each Award;
(b)   to determine the type of Award granted;

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(c)   to determine the Fair Market Value of shares of Stock or other property;
(d)   to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant’s termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;
(e)   to determine whether an Award will be settled in shares of Stock, cash, other property or in any combination thereof;
(f)   to approve one or more forms of Award Agreement;
(g)   to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;
(h)   to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant’s termination of Service;
(i)   to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards; and
(j)   to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.
3.5.   Option or SAR Repricing.   Without the affirmative vote of holders of a majority of the shares of Stock cast in person or by proxy at a meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding shares of Stock is present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a share of Stock (“Underwater Awards”) and the grant in substitution therefor of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. This Section shall not be construed to apply to (i) “issuing or assuming a stock option in a transaction to which Section 424(a) applies,” within the meaning of Section 424 of the Code, (ii) adjustments pursuant to the assumption of or substitution for an Option or SAR in a manner that would comply with Section 409A, or (iii) an adjustment pursuant to Section 4.
3.6.   Indemnification.    In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan,

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or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.
4.   Shares Subject to Plan.
4.1.   Maximum Number of Shares Issuable.    Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be equal the sum of (i) 9,000,000 shares of Stock, plus (ii) the number of shares of Stock underlying awards under The Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended, that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefor (collectively, the “Share Reserve”).
4.2.   Share Counting.    If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant’s purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in shares of Stock pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Participant, or by means of a Net Exercise, the number of shares available for issuance under the Plan shall be reduced only by the net number of shares for which the Option is exercised. Shares purchased in the open market with proceeds from the exercise of Options shall not be added to the limit set forth in Section 4.1. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 16.2 and Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 16.2 shall again become available for issuance under the Plan.
4.3.   Adjustments for Changes in Capital Structure.    Subject to any required action by the stockholders of the Company and the requirements of Section 409A and Section 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants’ rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as “effected without receipt of consideration by the Company.” If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the “New Shares”), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion and in accordance with Section 409A and Section 424 of the Code to the extent applicable. Any fractional share resulting from an adjustment

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pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.
4.4.   Assumption or Substitution of Awards.    The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of equity awards under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code, without reducing the number of shares otherwise available for issuance under the Plan. In addition, subject to compliance with applicable laws, and listing requirements, shares available for grant under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall not reduce the number of shares otherwise available for issuance under the Plan.
5.   Eligibility, Participation and Award Limitations.
5.1.   Persons Eligible for Awards.   Awards may be granted only to Employees, Consultants and Directors.
5.2.   Participation in the Plan.   Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.
5.3.   Incentive Stock Option Limitations.
(a)   Maximum Number of Shares Issuable Pursuant to Incentive Stock Options.   Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed the Share Reserve. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.
(b)   Persons Eligible.   An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an “ISO-Qualifying Corporation”). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.
(c)   Fair Market Value Limitation.   To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than One Hundred Thousand Dollars ($100,000), the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part

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and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares issued pursuant to each such portion shall be separately identified.
5.4.   Nonemployee Director Award Limit.    Annual compensation awarded to any Nonemployee Director during each calendar year, including both shares of Stock subject to Awards and any cash fees paid to such Nonemployee Director (but excluding any cash retainer fees, including cash retainer fees converted into equity awards at the election of the Nonemployee Director, expense reimbursements or distributions from any deferred compensation program applicable to the Nonemployee Director), may not exceed $1,000,000 in total value, or $2,000,000 in the calendar year in which any Nonemployee Director is initially elected to the Board (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).
6.   Stock Options.
Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:
6.1.   Exercise Price.    The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.
6.2.   Exercisability and Term of Options.    Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.
6.3.   Payment of Exercise Price.
(a)   Forms of Consideration Authorized.   Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise; (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) if permitted by the Committee, by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

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(b)   Limitations on Forms of Consideration.
(i)   Cashless Exercise.    A “Cashless Exercise” means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company’s sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.
(ii)   Stock Tender Exercise.    A “Stock Tender Exercise” means the delivery of a properly executed exercise notice accompanied by a Participant’s tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised. A Stock Tender Exercise shall not be permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.
(iii)   Net Exercise.    A “Net Exercise” means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.
6.4.   Effect of Termination of Service.
(a)   Option Exercisability.   Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee or in an Award Agreement, an Option shall terminate immediately upon the Participant’s termination of Service to the extent that it is then unvested and shall be exercisable after the Participant’s termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and thereafter shall terminate.
(i)   Disability.    If the Participant’s Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant (or the Participant’s guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the date of expiration of the Option’s term as set forth in the Award Agreement evidencing such Option (the “Option Expiration Date”).
(ii)   Death.    If the Participant’s Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant’s legal representative or other person who acquired the right to exercise the Option by reason of the Participant’s death at any time prior to the expiration of twelve (12) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s

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Service terminated, but in any event no later than the Option Expiration Date. The Participant’s Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant’s termination of Service for any reason other than Cause.
(iii)   Termination for Cause.    Notwithstanding any other provision of the Plan to the contrary, if the Participant’s Service is terminated for Cause or if, following the Participant’s termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.
(iv)   Other Termination of Service.    If the Participant’s Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant’s Service terminated, may be exercised by the Participant at any time prior to the expiration of three (3) months (or such longer or shorter period provided by the Award Agreement) after the date on which the Participant’s Service terminated, but in any event no later than the Option Expiration Date.
(b)   Extension if Exercise Prevented by Law.   Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the applicable time periods set forth in Section 6.4(a) or an Award Agreement is prevented by the provisions of Section 14 below or a blackout period under the Company’s insider trading policy, applicable law, or a Board- or Committee-imposed blackout period, the Option shall remain exercisable until the later of (i) thirty (30) days after the date such exercise first would no longer be prevented by such provisions or (ii) the end of the applicable time period under Section 6.4(a), but in any event no later than the Option Expiration Date.
6.5.   Transferability of Options.    During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option.
7.   Stock Appreciation Rights.
Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:
7.1.   Types of SARs Authorized.    SARs may be granted in tandem with all or any portion of a related Option (a “Tandem SAR”) or may be granted independently of any Option (a “Freestanding SAR”). A Tandem SAR may only be granted concurrently with the grant of the related Option.
7.2.   Exercise Price.    The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A.

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7.3.   Exercisability and Term of SARs.
(a)   Tandem SARs.   Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.
(b)   Freestanding SARs.   Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee’s death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.
7.4.   Exercise of SARs.   Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant’s legal representative or other person who acquired the right to exercise the SAR by reason of the Participant’s death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee and set forth in the Award Agreement, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.
7.5.   Deemed Exercise of SARs.   If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion. The Company may elect to discontinue the deemed exercise of SARs pursuant to this Section 7.5 at any time upon notice to a Participant or to apply the deemed exercise feature only to certain groups of Participants. The deemed exercise of a SAR pursuant to this Section 7.5 shall apply only to a SAR that has been timely accepted by a Participant under procedures specified by the Company from time to time.
7.6.   Effect of Termination of Service.   Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee or in an Award Agreement, an SAR

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shall be exercisable after a Participant’s termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.
7.7.   Transferability of SARs.   During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant’s guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act.
8.   Restricted Stock Awards.
Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:
8.1.   Types of Restricted Stock Awards Authorized.    Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).
8.2.   Purchase Price.    The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.
8.3.   Purchase Period.    A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.
8.4.   Payment of Purchase Price.    Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.
8.5.   Vesting and Restrictions on Transfer.    Shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting

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Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.
8.6.   Voting Rights; Dividends and Distributions.    Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid, and otherwise shall be paid no later than the end of the calendar year in which such dividends or distributions are paid to stockholders (or, if later, the 15th day of the third month following the date such dividends or distributions are paid to stockholders). In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant’s Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.
8.7.   Effect of Termination of Service.    Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then (a) the Company shall have the option to repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.
8.8.   Nontransferability of Restricted Stock Award Rights.    Rights to acquire shares of Stock pursuant to a Restricted Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.
9.   Restricted Stock Units.
Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:
9.1.   Grant of Restricted Stock Unit Awards.    Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

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9.2.   Purchase Price.    No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.
9.3.   Vesting.    Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.
9.4.   Voting Rights, Dividend Equivalent Rights and Distributions.    Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Such cash amount or additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.
9.5.   Effect of Termination of Service.    Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant’s Service terminates for any reason, whether voluntary or involuntary (including the Participant’s death or disability), then the Participant shall forfeit to the Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant’s termination of Service.
9.6.   Settlement of Restricted Stock Unit Awards.    The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant’s Restricted Stock Unit Award vest or on such other date determined by the Committee in compliance with Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month

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following the year in which such Restricted Stock Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement or an Election (as defined in Section 15.2). Notwithstanding the foregoing, the Committee, in its discretion, may provide in an Award Agreement for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.
9.7.   Nontransferability of Restricted Stock Unit Awards.    The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.
10.   Performance Awards.
Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:
10.1.   Types of Performance Awards Authorized.    Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.
10.2.   Initial Value of Performance Shares and Performance Units.    Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.
10.3.   Establishment of Performance Period, Performance Goals and Performance Award Formula.    In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.
10.4.   Measurement of Performance Goals.    Performance Goals shall be established by the Committee on the basis of targets to be attained (“Performance Targets”) with respect to one or more measures of business or financial performance or other criteria established by the Committee (each, a “Performance Measure”), subject to the following:
(a)   Performance Measures.   Performance Measures based on objective criteria shall be calculated in accordance with the Company’s financial statements, or, if such measures are not reported in the Company’s financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company’s industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance

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Award. Performance Measures based on subjective criteria shall be determined on the basis established by the Committee in granting the Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee prior to the grant of the Performance Award, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant’s rights with respect to a Performance Award. Performance Measures may be based upon one or more of the following, without limitation, as determined by the Committee:
(i)   revenue;
(ii)   sales;
(iii)   expenses;
(iv)   operating income;
(v)   gross margin;
(vi)   operating margin;
(vii)   earnings before any one or more of: stock-based compensation expense, interest, taxes, depreciation and amortization;
(viii)   pre-tax profit;
(ix)   net operating income;
(x)   net income;
(xi)   economic value added;
(xii)   free cash flow;
(xiii)   operating cash flow;
(xiv)   balance of cash, cash equivalents and marketable securities;
(xv)   stock price;
(xvi)   earnings per share;
(xvii)   return on stockholder equity;
(xviii)   return on capital;
(xix)   return on assets;
(xx)   return on investment;
(xxi)   total stockholder return;
(xxii)   employee satisfaction;
(xxiii)   employee retention;

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(xxiv)   market share;
(xxv)   customer satisfaction;
(xxvi)   product development;
(xxvii)   research and development expenses;
(xxviii)   completion of an identified special project;
(xxix)   completion of a joint venture or other corporate transaction; and
(xxx)   personal performance objectives established for an individual Participant or group of Participants.
Notwithstanding the foregoing, the Committee retains discretion to select any other Performance Measures whether or not listed herein.
(b)   Performance Targets.   Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.
10.5.   Settlement of Performance Awards.
(a)   Determination of Final Value.   As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.
(b)   Discretionary Adjustment of Award Formula.   In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award to reflect such Participant’s individual performance in his or her position with the Company or such other factors as the Committee may determine.
(c)   Effect of Leaves of Absence.   Unless otherwise required by law or a Participant’s Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant’s Service during the Performance Period during which the Participant was not on an unpaid leave of absence.
(d)   Notice to Participants.   As soon as practicable following the Committee’s determination in accordance with Sections 10.5(a) and (b), the Company shall notify each Participant of the determination of the Committee.
(e)   Payment in Settlement of Performance Awards.   As soon as practicable following the Committee’s determination in accordance with Sections 10.5(a) and (b), but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant’s legal representative or other person who acquired the right to receive such payment by reason of the Participant’s death) of the final value of the Participant’s Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee and set forth in the Award Agreement. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant shall be set

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forth in the Award Agreement or an Election. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.
(f)   Provisions Applicable to Payment in Shares.   If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a share of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.
10.6.   Voting Rights; Dividend Equivalent Rights and Distributions.    Participants shall have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.
10.7.   Effect of Termination of Service.    Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant’s termination of Service on the Performance Award shall be as follows:
(a)   Death or Disability.   If the Participant’s Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant’s Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant’s Service during the Performance Period. Payment shall be made following the end of the Performance Period in any manner permitted by Section 10.5.
(b)   Other Termination of Service.   If the Participant’s Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant’s Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final

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value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section shall be made following the end of the Performance Period in any manner permitted by Section 10.5.
10.8.   Nontransferability of Performance Awards.    Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant’s guardian or legal representative.
11.   Cash-Based Awards and Other Stock-Based Awards.
Cash-Based Awards and Other Stock-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:
11.1.   Grant of Cash-Based Awards.    Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.
11.2.   Grant of Other Stock-Based Awards.    The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.
11.3.   Value of Cash-Based and Other Stock-Based Awards.    Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.
11.4.   Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards.    Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines and set forth in the Award Agreement. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.
11.5.   Voting Rights; Dividend Equivalent Rights and Distributions.    Participants shall have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is

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granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant’s Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.
11.6.   Effect of Termination of Service.    Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant’s Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.
11.7.   Nontransferability of Cash-Based Awards and Other Stock-Based Awards.    Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant’s beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.
12.   Standard Forms of Award Agreement.
12.1.   Award Agreements.    Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a Company-executed Award Agreement, which execution may be evidenced by electronic means.
12.2.   Authority to Vary Terms.    The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.
13.   Change in Control.
13.1.   Effect of Change in Control on Awards.    In the event of a Change in Control, outstanding Awards shall be subject to the definitive agreement entered into by the Company in connection with the Change in Control. Subject to the requirements and limitations of Section 409A, if applicable, the Committee may provide in an Award Agreement or otherwise for any one or more of the following:
(a)   Accelerated Vesting.   In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant’s Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

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(b)   Assumption, Continuation or Substitution.   In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiror”), may, without the consent of any Participant, assume or continue the Company’s rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror’s stock, as applicable, with appropriate adjustments in accordance with Section 4.3. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.
(c)   Cash-Out of Outstanding Stock-Based Awards.   The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without notice or payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards or, if determined by the Committee and in compliance with Section 409A, as soon as practicable following the date of the Change in Control.
(d)   Adjustments and Earnouts.   In making any determination pursuant to this Section 13.1 in the event of a Change in Control, the Committee may, in its discretion, determine that an Award shall or shall not be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, earnouts and similar conditions as the other holders of the Company’s Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A or Section 424 of the Code.
13.2.   Effect of Change in Control on Nonemployee Director Awards.    Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full and, except to the extent assumed, continued or substituted for pursuant to Section 13.1(b) or otherwise restricted by Section 409A, shall be settled effective immediately prior to the time of consummation of the Change in Control.

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13.3.   Federal Excise Tax Under Section 4999 of the Code.
(a)   Excess Parachute Payment.   If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.
(b)   Determination by Tax Firm.   To aid the Participant in making any election called for under Section 13.3(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an “excess parachute payment” to the Participant as described in Section 13.3(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the “Tax Firm”). As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.
14.   Compliance with Securities Law.
The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.
15.   Compliance with Section 409A.
15.1.   Awards Subject to Section 409A.    The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this Section 15 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:
(a)   A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.
(b)   Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the

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Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.
Subject to the provisions of Section 409A, the term “Short-Term Deferral Period” means the 2 1∕2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company’s taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning provided by Section 409A.
15.2.   Deferral and/or Distribution Elections.    Except as otherwise permitted or required by Section 409A and the Company, the following rules shall apply to any compensation deferral and/or payment elections (each, an “Election”) that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:
(a)   Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.
(b)   Elections shall be made by the end of the Participant’s taxable year prior to the year in which services commence for which an Award may be granted to the Participant.
(c)   Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.
15.3.   Subsequent Elections.    Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:
(a)   No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.
(b)   Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.
(c)   No subsequent Election related to a payment pursuant to Section 15.4(a)(vi) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.
(d)   Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.
15.4.   Payment of Section 409A Deferred Compensation.
(a)   Permissible Payments.   Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:
(i)   The Participant’s “separation from service” (as defined by Section 409A);
(ii)   The Participant’s becoming “disabled” (as defined by Section 409A);
(iii)   The Participant’s death;

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(iv)   A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;
(v)   A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or
(vi)   The occurrence of an “unforeseeable emergency” (as defined by Section 409A).
(b)   Installment Payments.   It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.
(c)   Required Delay in Payment to Specified Employee Pursuant to Separation from Service.   Notwithstanding any provision of the Plan or an Award Agreement to the contrary, except as otherwise permitted by Section 409A, no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation may be made to a Participant who is a “specified employee” (as defined by Section 409A) as of the date of the Participant’s separation from service before the date (the “Delayed Payment Date”) that is six (6) months after the date of such Participant’s separation from service, or, if earlier, the date of the Participant’s death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.
(d)   Payment Upon Disability.   All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant’s Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum or commence upon the determination that the Participant has become disabled.
(e)   Payment Upon Death.    If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant’s Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant’s death.
(f)   Payment Upon Change in Control.   Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.1(b) shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.
(g)   Payment Upon Unforeseeable Emergency.   The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such

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Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee’s determination that an unforeseeable emergency has occurred. The Committee’s decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.
(h)   Prohibition of Acceleration of Payments.   Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A.
(i)   No Representation Regarding Section 409A Compliance.   Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.
16.   Tax Withholding.
16.1.   Tax Withholding in General.    The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group’s tax withholding obligations have been satisfied by the Participant.
16.2.   Withholding in or Directed Sale of Shares.    The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the maximum individual statutory withholding rates for the applicable jurisdiction (or such lesser amount if use of such rates would result in adverse accounting consequences or cost). The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.
17.   Amendment, Suspension or Termination of Plan.
The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company’s stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3, (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no

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amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, (i) to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A, (ii) to adjust Awards pursuant to Section 4.3 or (iii) with respect to any amendment that causes an Incentive Stock Option to be a Nonstatutory Stock Option.
18.   Miscellaneous Provisions.
18.1.   Repurchase Rights.    Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.
18.2.   Forfeiture Events.
(a)   The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that claw-back or similar provisions applicable to Awards are required by applicable law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.
(b)   If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, and any Participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve- (12-) month period.
(c)   Any Award granted pursuant to the Plan shall be subject to mandatory repayment by the Participant to the Company to the extent the Participant is, or in the future becomes, subject to (i) the Company’s Compensation Recoupment Policy, adopted on November 2, 2023, as amended or otherwise modified from time to time, (ii) any other “clawback” or recoupment policy, as amended or otherwise modified from time to time, that is adopted by the Company, or (iii) any law, rule, regulation or stock exchange listing standard that imposes mandatory “clawback” or recoupment, under circumstances set forth in such law, rule, regulation or listing standard ((i) – (iii) collectively, the “Clawback Policy”). A Participant’s acceptance of an Award under the Plan will constitute the Participant’s acknowledgement of and consent to the Company’s application, implementation, and enforcement of the Clawback Policy and the other policies referenced in this Section 18.2 that may apply to the Participant, whether adopted before or after the date the

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Plan becomes effective, and the Participant’s agreement that the Company may take any actions that may be necessary to effectuate any such policy without further consideration or action.
18.3.   Provision of Information.    Each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company’s common stockholders.
18.4.   Rights as Employee, Consultant or Director.    No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant’s Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee’s employer or that the Employee has an employment relationship with the Company.
18.5.   Rights as a Stockholder.    A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4 or another provision of the Plan.
18.6.   Delivery of Title to Shares.    Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.
18.7.   Fractional Shares.    The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.
18.8.   Retirement and Welfare Plans.    Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under any Participating Company’s retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit. In addition, unless a written employment agreement or other service agreement specifically references Awards, a general reference to “benefits” or a similar term in such agreement shall not be deemed to refer to Awards granted hereunder.
18.9.   Beneficiary Designation.    Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant’s death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. If a married Participant designates a beneficiary other than the Participant’s spouse, the effectiveness of such designation may be subject to the consent of the Participant’s spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant’s death, the Company will pay any remaining unpaid benefits to the Participant’s legal representative.
18.10.   Severability.    If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

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18.11.   No Constraint on Corporate Action.    Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or another Participating Company’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.
18.12.   Unfunded Obligation.    Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant’s creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.
18.13.   Choice of Law.    Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of law rules.
18.14.   Data Protection; Electronic Delivery.    By participating in the Plan, each Participant consents to, consistent with applicable privacy laws, the collection, processing, transmission and storage by the Company, in any form whatsoever, of any data of a professional or personal nature that is necessary for the purposes of administering the Plan. The Company may share such information with any Affiliate, any trustee, its registrars, brokers, other third-party administrator or any person who obtains control of the Company or any Affiliate or any division respectively thereof. The Committee may, in its sole discretion, deliver any documents related to participation in the Plan by electronic means or request a Participant’s consent to participate in the Plan by electronic means. By accepting an award, a Participant is consenting to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Committee or another third party designated by the Committee.
18.15.   Non-U.S. Participants/Employees Based Outside of the United States.    Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and/or its Affiliates operate or have Employees, Directors or Consultants, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Affiliates shall be covered by the Plan; (b) determine which Employees, Directors and/or Consultants outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Employees, Directors and/or Consultants outside the United States to comply with applicable foreign laws; (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; any subplans and modifications to Plan terms and procedures established under this Section 18.15 by the Committee shall be attached to the Plan document as appendices; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals. Notwithstanding the above, the Committee may not take any actions hereunder and no Awards shall be granted, that would violate applicable law.

F-30

In Witness Whereof, the undersigned Officer of the Company certifies that the foregoing sets forth the Katapult Holdings, Inc. 2026 Equity Incentive Plan as duly adopted by the Board on [         ], 2026.

[Name, Title]
[Signature Page to 2026 Equity Incentive Plan]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
The Katapult Charter provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by Katapult to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.
Section 145. Indemnification of officers, directors, employees and agents; insurance.
(a)
A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)
A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)
To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)
Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
(e)
Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)
The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)
A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)
For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)
For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)
The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)
The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Katapult’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, Katapult has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
In accordance with Section 102(b)(7) of the DGCL, the Katapult Charter provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of the Katapult Charter is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.
If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the Katapult Charter, the liability of Katapult’s directors to Katapult or Katapult’s stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of the Katapult Charter limiting or eliminating the liability of directors, whether by Katapult’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Katapult to further limit or eliminate the liability of directors on a retroactive basis.
The Katapult Charter provides that Katapult will, to the fullest extent authorized or permitted by applicable law, indemnify Katapult’s current and former officers and directors, as well as those persons who, while directors or officers of Katapult, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.
Notwithstanding the foregoing, a person eligible for indemnification pursuant to the Katapult Charter will be indemnified by Katapult in connection with a proceeding initiated by such person only if such proceeding was authorized by Katapult’s board of directors, except for proceedings to enforce rights to indemnification.
The right to indemnification which is conferred by the Katapult Charter is a contract right that includes the right to be paid by Katapult the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by Katapult’s officer or director (solely in the capacity as an officer or director of Katapult) will be made only upon delivery to Katapult of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the Katapult Charter or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by the Katapult Charter may have or hereafter acquire under law, the Katapult Charter, the Katapult Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.
Any repeal or amendment of provisions of the Katapult Charter affecting indemnification rights, whether by Katapult’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Katapult to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. The Katapult Charter incorporation also permits Katapult, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by the Katapult Charter.
The Katapult Bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which are set forth in the Katapult Charter. In addition, the Katapult Bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by Katapult within a specified period of time. The Katapult Bylaws also permit Katapult to purchase and maintain insurance, at Katapult’s expense, to protect Katapult and/or any director, officer, employee or agent of Katapult or another entity, trust or other enterprise against any expense, liability or loss, whether or not Katapult would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Any repeal or amendment of provisions of the Katapult Bylaws affecting indemnification rights, whether by Katapult’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits Katapult to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.
Katapult has entered into indemnification agreements with each of its officers and directors. These agreements require Katapult to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Katapult, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Merger Agreement
Pursuant to the terms of the Merger Agreement, for six years from the CCFI Merger Effective Time, Katapult must indemnify each individual who is at the effective date of the each of the applicable Merger a director, manager or officer of Katapult, CCFI or Aaron’s against claims, costs and damages incurred as a result of such director, manager or officer serving as a director, manager or officer of Katapult, CCFI or Aaron’s, to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of such claims, provided that such person provides an undertaking required by applicable law to repay such advancement if it is ultimately determined that such person is not entitled to indemnification. Katapult must also purchase an insurance policy, effective as of the closing of the Mergers, on terms and conditions and with coverage limits customary for public companies similarly situated to Katapult must maintain, for six years following the closing of the Mergers, the current directors’ and officers’ liability insurance policies maintained by Katapult prior to the closing of the Mergers.

Item 21.   Exhibits and Financial Statement Schedules.
The following is a list of exhibits filed as part of this proxy statement/prospectus.
Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of December 11, 2025, by and among Katapult Holdings, Inc., a Delaware corporation, Katapult Merger Sub 1, Inc., a Delaware corporation and wholly owned indirect subsidiary of Katapult, Katapult Merger Sub 2, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of Katapult, CCF Holdings LLC, a Delaware limited liability company, and Aaron’s Intermediate Holdco, Inc., a Delaware corporation (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.2†	Agreement and Plan of Merger, dated as of December 18, 2020, by and among FinServ Acquisition Corp., a Delaware corporation, Keys Merger Sub 1, Inc., a Delaware corporation, Keys Merger Sub 2, LLC, a Delaware limited liability company, Katapult Holdings, Inc., a Delaware corporation, and Orlando Zayas, in his capacity as the representative of all Pre-Closing Holders (incorporated by reference to Exhibit 2.1 of Katapult’s Registration Statement on Form 8-K, filed with the SEC on December 21, 2020)
3.1	Second Amended and Restated Certificate of Incorporation of Katapult Holdings, Inc., dated June 9, 2021(incorporated by reference to Exhibit 3.1 of Katapult’s Current Report on Form 8-K, filed with the SEC on June 15, 2021)
3.2	Second Amended and Restated Bylaws of Katapult Holdings, Inc. (incorporated by reference to Exhibit 3.2 of Katapult’s Current Report on Form 8-K, filed with the SEC on June 15, 2021)
3.3	Certificate of Amendment to the Katapult Holdings, Inc. Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Katapult Holdings, Inc. Current Report on Form 8-K, filed with the SEC on July 27, 2023)
3.4	Certificate of Designations of Series A Convertible Preferred Stock of Katapult Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Katapult Holdings, Inc. Current Report on Form 8-K, filed with the SEC on November 3, 2025)
3.5	Certificate of Designations of Series B Convertible Preferred Stock of Katapult Holdings, Inc. (incorporated by reference to Exhibit 3.2 to Katapult Holdings, Inc. Current Report on Form 8-K, filed with the SEC on November 3, 2025)
4.1	Form of Common Stock Certificate of Katapult Holdings, Inc. (incorporated by reference to Exhibit 4.1 of Katapult’s Current Report on Form 8-K, filed with the SEC on June 15, 2021)
4.2	Form of Warrant Certificate of Katapult Holdings, Inc. (incorporated by reference to Exhibit 4.2 of Katapult’s Form 8-K, filed with the SEC on June 15, 2021)
4.3	Warrant Agreement, dated October 31, 2019, by and between FinServ Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of FinServ Acquisition Corp. filed on November 6, 2019)
4.4	Form of Warrant to Purchase Stock, dated as of June 12, 2025, issued by Katapult Holdings, Inc., to certain entities affiliated with Blue Owl Capital Inc. as holders (incorporated by reference to Exhibit 4.1 of Katapult’s Form 8-K, filed with the SEC on June 13, 2025)
5.1*	Opinion of Davis Polk & Wardwell LLP as to the legality of the shares being registered
10.1	Amended and Restated Registration Rights Agreement, dated June 9, 2021, by and among Katapult Holdings, Inc. and certain stockholders of Katapult Holdings, Inc. (incorporated by reference to Exhibit 4.4 of Katapult’s Form 8-K, filed with the SEC on June 15, 2021)
10.2	Form of Subscription Agreement, dated as of December 18, 2020, by and between Katapult Holdings, Inc. and the Subscriber party thereto (incorporated by reference to Exhibit 10.3 of Katapult’s Form 8-K, filed with the SEC on December 21, 2020)

Exhibit No.	Description
10.3†	Provider Agreement, dated November 24, 2020, by and between Wayfair LLC and Katapult Group, Inc. (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Registration Statement on Form S-4 of FinServ Acquisition Corp. filed with the SEC on May 5, 2021)
10.4#	Amended and Restated Executive Employment Agreement, dated May 4, 2021, by and between Katapult Holdings, Inc. and Orlando Zayas (incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Registration Statement on Form S-4 of FinServ Acquisition Corp. filed with the SEC on May 5, 2021)
10.5#	Amended and Restated Executive Employment Agreement, dated May 4, 2021, by and between Katapult Holdings, Inc. and Derek Medlin (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form S-4 of FinServ Acquisition Corp. filed with the SEC on May 5, 2021)
10.6#	Amended and Restated Employment Agreement, by and between Katapult Holdings, Inc. and Chandra Chopra dated as of September 3, 2021 (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.7#	Amended and Restated Employment Agreement, by and between the Katapult Holdings, Inc. and Fangqui Sun dated as of September 3, 2021 (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.8#	Form of Indemnification Agreement by and between Katapult Holdings, Inc. and its directors and officers (incorporated by reference to Exhibit 10.2 of Katapult’s Form 8-K filed with the SEC on June 15, 2021)
10.9#	Katapult Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC on August 16, 2021)
10.10#	Katapult Holdings, Inc. 2021 Equity Incentive Plan Amendment No. 1 (incorporated by reference to Annex A to the Proxy Statement for the 2023 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 25, 2023)
10.11#	Forms of Stock Option Grant Notice and Stock Option Agreement under the Katapult Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the SEC on August 16, 2021)
10.12#	Form of Executive Officer Restricted Stock Unit Grant Notice and Unit Award Agreement under the Katapult Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.13#	Form of Non-Employee Director Restricted Stock Unit Grant Notice (Initial Award) under the Katapult Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.14#	Form of Non-Employee Director Restricted Stock Unit Grant Notice (Annual Award) under the Katapult Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023)
10.15#	Form of Non-Employee Director Restricted Stock Unit Award Agreement under the Katapult Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.16#	Cognical, Inc. 2014 Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed with the SEC on August 16, 2021)

Exhibit No.	Description
10.17#	Forms of Stock Option Grant Notice and Stock Option Agreement under 2014 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 filed with the SEC on August 16, 2021)
10.18#	Non-Employee Director Compensation Policy, as amended as of January 6, 2023 (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023)
10.19#	Non-Employee Directors Deferred Compensation Plan, effective March 31, 2022 (incorporated by reference to Exhibit 10.22 to Katapult’s Post Effective Amendment No. 1 to the S-1, filed with the SEC on April 6, 2022)
10.20#	Employment Agreement by and between Katapult Holdings, Inc. and Nancy Walsh dated as of February 27, 2023 (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K/A filed with the SEC on March 1, 2023)
10.21#	First Amendment to Employment Agreement by and between Katapult Holdings, Inc. and Nancy Walsh dated as of May 21, 2024 (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on May 24, 2024)
10.22	Loan and Security Agreement, dated as of May 14, 2019, by and among Katapult SPV-1 LLC, Cognical, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.23	First Amendment to Loan and Security Agreement, dated as of June 14, 2019, by and among Katapult SPV-1 LLC, Cognical, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.24	Second Amendment to Loan and Security Agreement, dated as of November 8, 2019, by and among Katapult SPV-1 LLC, Cognical, Inc., and Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.25	Third Amendment to Loan and Security Agreement, dated as of November 20, 2019, by and among Katapult SPV-1 LLC, Cognical, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.26	Fourth Amendment to Loan and Security Agreement, dated as of December 16, 2019, by and among Katapult SPV-1 LLC, Cognical, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.27	Fifth Amendment to Loan and Security Agreement, dated as of March 31, 2020, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.28	Sixth Amendment to Loan and Security Agreement, dated April 29, 2020, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.29	Seventh Amendment to Loan and Security Agreement, dated as of May 6, 2020, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)

Exhibit No.	Description
10.30	Eighth Amendment to Loan and Security Agreement, dated as of September 28, 2020, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.31	Ninth Amendment and Joinder to Loan and Security Agreement and Consent, dated as of December 4, 2020, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-4 of FinServ Acquisition Corp filed with the SEC on April 2, 2021)
10.32	Tenth Amendment and Joinder to Loan and Security Agreement and Consent, dated as of January 13, 2021, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-4 of FinServ Acquisition Corp. filed with the SEC on April 2, 2021)
10.33	Eleventh Amendment and Joinder to Loan and Security Agreement and Consent, dated as of July 1, 2021, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.34	Twelfth Amendment to Loan and Security Agreement, dated as of December 15, 2021, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Katapult Holdings, Inc. filed with the SEC on December 17, 2021)
10.35	Thirteenth Amendment to Loan and Security Agreement, dated as of March 14, 2022, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.36	Fourteenth Amendment to Loan and Security Agreement, dated as of May 9, 2022, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.3 of Katapult’s Form 10-Q, filed with the SEC on May 10, 2022)
10.37†	Fifteenth Amendment to Loan and Security Agreement, dated as of March 6, 2023, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023)
10.38	Warrant to Purchase Stock, dated as of March 6, 2023, issued by Katapult Holdings, Inc., to Midtown Madison Management LLC as holder (incorporated by reference to Exhibit 10,39 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023)
10.39	Revolving Note, dated as of March 6, 2023, issued by Katapult SPV-1 LLC to Midtown Madison Management LLC (incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023)
10.40	Amended and Restated Revolving Note, dated as of March 6, 2023, issued by Katapult SPV-1 LLC to Midtown Madison Management LLC as holder (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K for the Year Ended December 31, 2022, filed with the SEC on March 9, 2023)

Exhibit No.	Description
10.41†	Limited Waiver and Sixteenth Amendment to Loan and Security Agreement, dated as of April 23, 2024, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K for the Year Ended December 31, 2023, filed with the SEC on April 24, 2024)
10.42	Pledge Agreement, dated as of May 14, 2019, by and between Cognical, Inc. and Midtown Madison Management LLC (incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.43	Indemnity Guaranty, dated as of May 14, 2019, by and among Cognical, Inc., Cognical Holdings, Inc. and Midtown Madison Management LLC (incorporated by reference to Exhibit 10.35 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.44	Corporate Guaranty and Security Agreement, dated as of December 4, 2020, by and among Katapult Group, Inc., Katapult Holdings, Inc. and Midtown Madison Management LLC (incorporated by reference to Exhibit 10.36 to the Annual Report on Form 10-K for the Year Ended December 31, 2021, filed with the SEC on March 15, 2022)
10.45	Seventeenth Amendment to Loan and Security Agreement, dated as of November 21, 2024, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., and Midtown Madison Management LLC, as administrative, payment and collateral agent and lender, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on November 26, 2024)
10.46	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of June 3, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc, Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on June 4, 2025)
10.47	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of June 9, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc, Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on June 9, 2025)
10.48	Amended and Restated Loan and Security Agreement, dated as of June 12, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc, Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on June 13, 2025)
10.49	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of August 5, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.4 to Katapult’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2025)
10.50	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of September 15, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on September 16, 2025)
10.51	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of September 29, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on September 29, 2025)
10.52	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of October 13, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on October 14, 2025)

Exhibit No.	Description
10.53	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of October 20, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on October 20, 2025)
10.54	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of October 27, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on October 27, 2025)
10.55	Limited Waiver and Amendment Agreement to Credit Agreement, dated as of October 29, 2025, by and among Katapult SPV-1 LLC, Katapult Group, Inc., Katapult Holdings, Inc., Midtown Madison Management LLC and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on October 29, 2025)
10.56	Limited Waiver and First Amendment to the Loan Agreement, dated November 2, 2025, between Katapult SPV-1 LLC, Katapult Group, Inc., the Company, Midtown Madison Management LLC, as administrative payment and collateral agent and lender, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.57†	Series A Investment Agreement, dated November 3, 2025, between Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to Exhibit 10.2 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.58†	Series B Investment Agreement, dated November 3, 2025, between Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to Exhibit 10.3 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.59	Series A Registration Rights Agreement, dated November 3, 2025, between Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to Exhibit 10.4 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.60	Series B Registration Rights Agreement, dated November 3, 2025, between Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to Exhibit 10.5 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.61	Director Nomination Agreement, dated November 3, 2025, between Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (incorporated by reference to Exhibit 10.6 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.62	Form of Support Agreements (incorporated by reference to Exhibit 10.7 to Katapult’s Form 8-K filed with the SEC on November 3, 2025)
10.63	Waiver, dated as of November 13, 2025, by and among Katapult Holdings, Inc. and HHCF Series 21 Sub, LLC (and incorporated by reference to Exhibit 10.1 to Katapult’s Form 8-K filed with the SEC on November 14, 2025)
10.64	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)
10.65	Form of Support Agreement (incorporated by reference to Exhibit 10.2 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)
10.66	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.3 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)
10.67	Form of Aaron’s Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.4 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)
10.68	Form of CCFI Contribution and Exchange Agreement (incorporated by reference to Exhibit 10.5 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)

Exhibit No.	Description
10.69	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)
10.70	Limited Waiver and Second Amendment to Amended and Restated Loan and Security Agreement (incorporated by reference to Exhibit 10.7 of Katapult’s Current Report on Form 8-K, filed with the SEC on December 15, 2025)
21.1	Subsidiaries of Registrant (incorporated herein by reference to Exhibit 21.1 to the Registration Statement on Form S-1 of Katapult Holdings, Inc. filed with the SEC on June 30, 2021)
23.1*	Consent of Davis Polk & Wardwell LLP (contained in Exhibit 5.1 hereto)
23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm of The Aaron’s Company, Inc.
23.3*	Consent of Grant Thornton, independent registered public accounting firm of Katapult Holdings, Inc.
23.4*	Consent of Elliott Davis PLLC, independent registered public accounting firm of CCF Holdings LLC
23.5*	Consent of Elliott Davis PLLC, independent registered public accounting firm of Aaron’s Intermediate Holdco, Inc.
24.1	Power of Attorney (included in the signature page hereof)
99.1*	Form of Katapult Holdings, Inc. Proxy Card
99.2*	Consent of Guggenheim Securities, LLC
99.3*	Consent of Kyle Hanson to serve as a director of Katapult Holdings, Inc.
99.4*	Consent of Jennifer Baldock to serve as a director of Katapult Holdings, Inc.
99.5*	Consent of Michael Heller to serve as a director of Katapult Holdings, Inc.
99.6*	Consent of Cory Miller to serve as a director of Katapult Holdings, Inc.
99.7*	Consent of Lynn DeVault to serve as a director of Katapult Holdings, Inc.
99.8*	Consent of Gene Schutt to serve as a director of Katapult Holdings, Inc.
99.9*	Consent of Will Jones to serve as a director of Katapult Holdings, Inc.
107*	Filing Fee Tables.

*
To be filed by amendment.

#
Indicates management contract or compensatory plan or arrangement.

†
Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. Katapult hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

(b)
Financial Statements

The financial statements filed with this registration on Form S-4 are set forth on the Financial Statements Index and is incorporated herein by reference.
Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§ 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas on            , 2026.
KATAPULT HOLDINGS, INC.
By:

Name:
Orlando Zayas

Title:
Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES
We, the undersigned officers and directors of Katapult Holdings, Inc., hereby severally constitute and appoint       and       and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us in our names in the capacities indicated below, the registration statement on Form S-4 filed herewith and any and all subsequent amendments to said registration statement, and generally to do all things in our names and on our behalf in such capacities to enable Katapult Holdings, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any one of them, to said registration statement and any and all amendments thereto.
Signature	Title	Date
Orlando Zayas	Chief Executive Officer and Director (Principal Executive Officer)	, 2026
Nancy Walsh	Chief Financial Officer (Principal Financial Officer)	, 2026
Art Goss	Interim Chief Accounting Officer (Principal Accounting Officer)	, 2026
Don Gayhardt	Chairman of the Board of Directors	, 2026
Philip Key Bartow III	Director	, 2026
Gregory L. Zink	Director	, 2026
Derek Medlin	Director	, 2026